

June 25, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC ("Pearl")
Amendment 2021-11 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2021-11 to the Form 1 Application of Pearl, which includes the following changes:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/25/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210


21000461

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 25, 2021

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _______, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX PEARL, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT D

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

<u>Response</u>:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2020 are attached.

2. Audited unconsolidated financial statements of Miami International Securities Exchange, LLC as of December 31, 2020 are attached.

3. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2020 are attached.

4. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2020 are attached.

5. Unaudited unconsolidated financial statements of MIAX Futures, LLC as of December 31, 2020 are attached.

6. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2020 are attached.

7. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2020 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2020.)

8. Unaudited unconsolidated financial statements of Minneapolis Grain Exchange, LLC as of December 31, 2020 are attached.

9. Unaudited unconsolidated financial statements of M 44 Holdings, LLC as of December 31, 2020 are attached. (Profit & loss statement provided; no balance sheet as no assets or liabilities as of December 31, 2020.)

10. M 401 Corporation merged into MGEX Holdings, Inc. on December 4, 2020 which merged into M 402 Holdings, LLC also on December 4, 2020. Accordingly, financial statements are not available for this company.

11. MIAX Global, LLC, MIAX Products, LLC, BSD Nominee Limited and ConvexityShares, LLC are not active and financial statements are not available for these companies.

Miami International Holdings, Inc.

Financial Statements
December 31, 2020

(Unaudited)

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 834
Restricted cash	1,060
Prepaid and other current assets	1,280
Total current assets	3,174
Investments in third parties	9,660
Investments in subsidiaries	32,434
Fixed assets, net of depreciation and amortization	6,380
Goodwill	23,979
Other intangible assets, net of amortization	85,703
Other assets	14
Due from subsidiaries (to Miami International Holdings, Inc.)	368,730
Total assets	$ 530,074
LIABILITIES AND SHAREHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 8,974
Accrued compensation payable	4,453
Current debt	6,015
Total current liabilities	19,442
Long term debt	89,701
Deferred tax liability	13,423
Deferred rent liability	1,686
Put rights on common stock	9,433
Warrants with puttable shares	92,522
Total liabilities	226,207
Redeemable common stock - par value $0.001 (12,449,329 voting shares issued and outstanding at December 31, 2020)	89,790
SHAREHOLDERS' EQUITY	
Preferred stock - par value $0.001 (25,000,000 authorized; 627,000 Series B issued and outstanding at December 31, 2020 and 437,000 Series B issued and outstanding at December 31, 2019)	1
Common stock - voting and nonvoting, par value $0.001 (600,000,000 authorized (voting 400,000,000, nonvoting 200,000,000)); 84,087,818 issued and outstanding non-redeemable common stock at December 31, 2020 (voting 78,675,737, nonvoting 5,412,081) and 67,989,828 issued and outstanding at December 31, 2019 (voting 63,030,707, nonvoting 4,959,121)	84
Additional paid in capital in excess of par	480,600
Accumulated deficit	(266,608)
Total Miami International Holdings, Inc.shareholders' equity	214,077
Non-controlling interest in consolidated subsidiaries	-
Total shareholders' equity	214,077
Total liabilities, redeemable common stock and shareholders' equity	$ 530,074

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31, 2020
REVENUES	
Other revenue	$ 2
Total revenues	2
OPERATING EXPENSES	
Employee compensation and benefits	7,928
Information technology and communication costs	35
Depreciation and amortization	1,425
Occupancy costs	252
Professional services	1,606
Financial and banking consulting services	1,076
Share based compensation to third parties	1,625
Directors' fees	643
Merger costs	6,544
Other	1,173
Total operating expenses	22,307
OPERATING LOSS	(22,305)
Interest expense, net	(12,116)
Amortization of debt discount and beneficial conversion feature	(182)
Financing related costs	(3,075)
LOSS BEFORE PROVISION FOR INCOME TAX BENEFIT	(37,678)
Income tax benefit	(2)
NET LOSS	(37,676)
Net loss attributable to non-controlling interest	(181)
NET LOSS ATTRIBUTABLE TO MIAMI INTERNATIONAL HOLDINGS, INC.	$ (37,495)

Financial Statements and Report of
Independent Certified Public Accountants

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

December 31, 2020 and 2019

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Miami International Securities Exchange, LLC

We have audited the accompanying financial statements of Miami International Securities Exchange, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami International Securities Exchange, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2021

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Balance Sheets
December 31, 2020 and 2019 (dollars in thousands)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 13,510	$ 6,972
Accounts receivable	7,543	5,268
Marketing fees receivable	3,589	1,913
Prepaid and other current assets	1,016	1,218
Total current assets	25,658	15,371
Fixed assets, net of depreciation and amortization	3,704	3,843
Internally developed software, net of amortization	5,883	7,641
Other assets	1,036	1,078
Total assets	$ 36,281	$ 27,933
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 1,871	$ 1,797
Marketing fees payable	4,728	1,938
Accrued compensation payable	2,866	1,734
Current debt	508	1,092
Total current liabilities	9,973	6,561
Due to Miami International Holdings, Inc.	201,034	227,191
Long term debt	236	704
Total liabilities	211,243	234,456
Commitments and Contingencies (Note 5)		
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(174,962)	(206,523)
Total member's deficit	(174,962)	(206,523)
Total liabilities and deficit in member's equity	$ 36,281	$ 27,933

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Operations and Member's Deficit
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
REVENUES		
Transaction fees	$ 69,982	$ 42,533
Access fees	15,805	15,380
Regulatory fees	26,714	15,246
Market data fees	5,117	4,147
Other revenue	239	26
Total revenues	117,857	77,332
COST OF REVENUES		
Transaction rebates	(42,569)	(22,666)
Equity rights programs (including non-cash compensation of $5,878 and $4,225 for year ending December 31, 2020 and 2019, respectively)	(5,878)	(4,225)
NET REVENUES	69,410	50,441
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	10,906	9,291
Information technology and communication costs	2,996	3,114
Depreciation and amortization	5,035	5,272
Occupancy costs	522	686
Professional services	232	1,367
Regulatory services fees	1,189	1,144
Financial and banking consulting services	405	284
Trading operations costs	13,694	5,885
Share based compensation to third parties	95	336
Directors' fees	1,697	1,273
Other	1,007	1,411
Total operating expenses	37,778	30,063
OPERATING PROFIT	31,632	20,378
Interest expense, net	(71)	(103)
NET PROFIT	31,561	20,275
Member's deficit at beginning of year	(206,523)	(226,798)
Member's deficit at end of year	$ (174,962)	$ (206,523)

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Cash Flows
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$ 31,561	$ 20,275
Depreciation and amortization	5,035	5,272
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(2,275)	1,056
Marketing fees receivable	(1,677)	324
Prepaid and other current assets	205	(49)
Other assets	37	45
Accounts payable and other liabilities	74	(596)
Marketing fees payable	2,790	(333)
Accrued compensation payable	1,133	(209)
Net cash provided by operating activities	36,883	25,785
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(3,088)	(2,821)
Net cash used in investing activities	(3,088)	(2,821)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	141
Repayments of term debt	(1,100)	(965)
Due to Miami International Holdings, Inc.	(26,157)	(16,134)
Net cash used in financing activities	(27,257)	(16,958)
Increase in cash and cash equivalents	6,538	6,006
Cash and cash equivalents at beginning of year	6,972	966
Cash and cash equivalents at end of year	$ 13,510	$ 6,972
Cash paid during the year for interest	$ 130	$ 168
Non-cash investing activities		
Assets acquired under capital leases	$ 49	$ 1,366
Non-cash amount related to capitalized internally developed software	106	108
Total non-cash investing activities	$ 155	$ 1,474

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

1. ORGANIZATION AND OPERATIONS

Miami International Securities Exchange, LLC ("MIAX" or the "Company") was formed in the State of Delaware on September 10, 2007 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of MIH subsidiaries including MIAX PEARL, LLC ("PEARL"), MIAX Emerald, LLC ("Emerald"), Miami International Technologies, LLC ("MIAX Technologies"), and MIAX Futures, LLC ("MIAX Futures"). MIAX provides a marketplace for the trading of options products for its members.

In November 2012, the Company completed the development of its initial trading systems in anticipation of an early December launch. On December 3, 2012, MIAX received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on December 7, 2012.

Due to the fact that the Company has incurred a cumulative loss of $174,962 from February 27, 2008 (date of inception) to December 31, 2020, substantial doubt was raised in the past about the Company's ability to continue as a going concern. To ensure that the Company can adequately fund its operations, the Parent has executed a funding agreement with the Company which provide for seed capital and guarantees ongoing financial support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company has considered the impact of COVID-19 on the assumptions and estimates used in evaluating our assets and liabilities. We determined that there were no material adverse impacts on our results of operations and financial position for the year ended December 31, 2020. In addition, there were no material impairment charges recorded for the year ended December 31, 2020. These estimates may change as new events occur and additional information is obtained.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250 Federal Deposit Insurance Corporation insurance limit. The Company's cash and cash equivalents are short-term in nature and carrying amount approximates fair value.

It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

Accounts Receivable

Accounts receivable consists primarily of transaction, access, market data and regulatory fees receivable from customers. Accounts receivable are primarily collected through the Options Clearing Corporation, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other (“ASC 350”). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the estimated useful life.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

We review our fixed assets and finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicator exists, we estimate undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less that the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets.

Other Assets

Other assets are comprised of the cost of various trade memberships and deferred charges.

Due to Miami International Holdings, Inc.

The majority of all Company expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs from current and prior years as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company, PEARL and Emerald. The Company’s allocated portion of costs is included in the accompanying statements of

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

operations and member's deficit. While equipment leasing costs are allocated to MIAX, PEARL and Emerald all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in Due to MIH to be financing activity for purposes of the statements of cash flows.

Subsequent to the issuance of the 2019 financial statements, the Company's management determined that there was an immaterial error with respect to certain non-cash employee compensation and benefits expense allocated by the Parent to the Company. Specifically, this non-cash expense related to restricted stock awards granted in 2018 with a vesting condition contingent upon a deemed liquidity event. Accordingly, the prior period amounts within the financial statements and corresponding footnotes have been revised to reflect the correct balances. The adjustment has no impact to "Total liabilities and deficit in member's equity" on the Balance Sheets as of December 31, 2019 or "Net cash provided by operating activities" on the Statements of Cash Flows for the year ended December 31, 2019.

The effects of the correction on the Company's financial statements as of and for the years ended December 31, 2019 is as follows:

	Year Ended December 31, 2019		
	As Previously Reported	Correction	As Corrected
STATEMENTS OF OPERATIONS			
Employee compensation and benefits	$ 9,815	$ (524)	$ 9,291
Total operating expenses	30,587	(524)	30,063
NET PROFIT	$ 19,751	$ 524	$ 20,275

	December 31, 2019		
	As Previously Reported	Correction*	As Corrected
BALANCE SHEETS			
Due to Miami International Holdings, Inc.	$ 227,945	$ (754)	$ 227,191
Total liabilities	235,210	(754)	234,456
Accumulated losses	(207,277)	754	(206,523)
Total member's deficit	$ (207,277)	$ 754	$ (206,523)

* Includes adjustment to the opening balance sheet as of January 1, 2019

Marketing Fees

The Company facilitates the collection of marketing fees charged to market makers on certain customer trades executed at MIAX. These funds are accumulated in pools that are disbursed by the Company to order flow providers in accordance with instructions received from the market makers who are responsible for the pools. The Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. As of December 31, 2020 and 2019, amounts assessed by the Company on behalf of others are included in current assets and payments due to others included in current liabilities.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchange, enabling transaction-based trading on its exchange, and providing access to various market data.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation(s) in the contract
- Recognition of revenue when, or as, a performance obligation is satisfied

Revenue for the Company's services is recognized as control of the services is transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided. The Company assesses collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction-based services: Transaction-based services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platform. Transaction-based fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction-based expenses, which reduce revenue. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction-based services also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is generated based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchange. The fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities market. These fees are calculated and billed monthly.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Exchange access services: Exchange access services include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are recognized during the period the service is provided which is generally one month.

Market data access services: Market data access services include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority plan ("OPRA"). Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. trades. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the *Transaction-based services* section above, certain transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Parent makes certain share-based payments to customers as part of the Company's Equity Rights Programs detailed in Note 7. The expense associated with these share-based payments, equal to the fair value of the shares vested during the period, are allocated by the Parent to the Company and are reflected in cost of revenues in the Statement of Operations and Member's Deficit.

Income Taxes

MIAX is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in MIAX's financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. Under the full retrospective method, Topic 606 was applied to each prior reporting period presented. The Company did not restate prior periods presented because the adoption of Topic 606 did not have a material impact on previously reported amounts. See discussion of adoption of ASU 2018-07 and ASU 2019-08 for other adoption impacts related to Topic 606.

In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.

The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company's financial statements or related disclosures.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2021, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	December 31,	
	2020	2019
Furniture and equipment	$ 33,932	$ 32,315
Software	1,492	1,400
Leasehold improvements	1,063	918
	36,487	34,633
Less - accumulated depreciation and amortization	32,979	31,204
	3,508	3,429
Capitalized internally developed software in-progress	196	414
	$ 3,704	$ 3,843

Depreciation expense for the years ended December 31, 2020 and 2019 was $1,841 and $1,608, respectively. Substantially all of the assets are pledged as described in Note 6.

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $5,883 and $7,641 of development costs, net of amortization as of December 31, 2020 and 2019, respectively. Amortization expense of $3,194 and $3,664 was recorded in 2020 and 2019, respectively.

Future amortization of internally developed software is as follows:

Years Ending December 31,	
2021	$ 2,708
2022	1,601
2023	1,000
2024	414
2025	160
	$ 5,883

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC. (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIAX") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. Between March 23, 2018 and April 2, 2018, MIAX filed six (6) petitions for Covered Business Method Review ("CBMR") before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against MIAX under the six patents at issue were invalided by the PTAB during the time period October 1, 2019 to November 13, 2019 (the "MIAX-Nasdaq PTAB Decisions").

On October 31, 2019, in a case unrelated to the Nasdaq – MIAX case, the U.S. Court of Appeals for the Federal Circuit issued a decision in *Arthrex v. Smith & Nephew,* 2019 WL 5616010, which held that the statutory scheme of appointing PTAB Administrative Patent Judges violates the Appointments Clause of the United States Constitution. Additionally, from October 31, 2019 through December 13, 2019, Nasdaq requested a rehearing of each of the MIAX-Nasdaq PTAB Decisions based on *Arthrex*. No decision on such rehearing requests have been issued as of the date hereof by the PTAB. On May 7, 2020, the PTAB issued a General Order (the "May 7, 2020 General Order") that, among other matters, the six patent matters in the MIAX-Nasdaq PTAB Decisions be held in abeyance pending resolution of certiorari petitions in *Arthrex*. On October 13, 2020, the U.S Supreme Court agreed to review the *Arthrex* case. It is expected that the PTAB will hold pending cases until the Supreme Court's decision. On September 23, 2020, the District Court held oral argument on Nasdaq's February 7, 2020 Motion to Amend. On September 30, 2020, Magistrate Judge Arpert denied Nasdaq's Motion to Amend. Nasdaq appealed this decision on October 14, 2020. On March 11, 2021, the District Court denied Nasdaq's appeal of Magistrate Judge Arpert's Order denying Nasdaq's Motion for Leave to Amend the Complaint, which sought to drop all of the patent infringement claims and effectively lifted the stay to pursue the trade secret claims.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT OBLIGATIONS

Lease Agreements

The Parent enters into capital leases with various vendors for the purposes of financing the purchase of hardware and software necessary to build and maintain the technology infrastructure of the exchange platforms along with office related equipment. Allocated obligations under all capital leases at December 31, 2020 and 2019 were

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

$744 and $1,655, respectively. The accumulated amortization for all capital leases at December 31, 2020 and 2019 were $24,208 and $23,364, respectively.

Insurance Loans

From time to time, the Parent entered into a financing arrangement to fund certain commercial insurance policies. The allocated loan obligations of the Company at December 31, 2020 and 2019 were $0 and $141, respectively.

Future minimum lease payments under these obligations at December 31, 2020 are:

Years Ending December 31,		
2021	$	563
2022		225
2023		14
2024		3
Total future payments		805
Less interest		61
Net capital lease liability	$	744

7. EQUITY

MIAX is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX has not made any distributions for the period from February 27, 2008 (inception) through December 31, 2020.

Equity Rights Offering I

As approved by the Board of Directors on September 27, 2013, the Parent authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange, with such Units having the terms set forth below ("Offering").

Each A-Unit consisted of (i) 101,695 shares (the "Shares") of common stock of the Parent, par value $0.001 per share and a purchase price of $5.00 per Share ("Common Stock") and (ii) common stock purchase warrants (the "A-Warrants") to purchase up to 2,182,639 shares of Common Stock.

Ten percent or 218,264 A-Warrants vested upon closing of the transaction and the remaining 1,964,375 A-Warrants vested over a 22.5 month period provided that the A-Unit Investor met the specific performance criteria set forth in the A-Warrant, which required that the A-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

Each B-Unit consisted of common stock purchase warrants (the "B-Warrants") to purchase 1,713,251 shares of Common Stock. In order to receive B-Warrants, an Investor participating in the B-Unit Offering had to prepay certain MIAX Exchange Fees in the amount of $500 per B-Unit as set forth on the MIAX Options Exchange Fee

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Schedule ("MIAX Fees") for the 22-month period commencing October 1, 2013 and ending July 31, 2015 (the "Prepaid Fee Period").

The 1,713,521 B-Warrants vested commencing upon closing of the transaction up to a 22.5 month period provided that the B-Unit Investor met the specific performance criteria set forth in the B-Warrant, which required that the B-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

The A-Warrants and B-Warrants (together, the "Warrants") have an exercise period commencing upon vesting and expiring on the earlier of (i) August 31, 2020, or (ii) the two-year anniversary of a Qualified Public Offering (an initial public offering of Common Stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000), or a merger of the Parent with and into an unaffiliated entity or corporation. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the A-Unit Investor and B-Unit Investor ("Investor(s)" or "Offering Participant(s)").

On September 30, 2013, the Company entered into strategic alliances with an Investor to acquire one A-Unit and five Investors to acquire eight B-Units. As a result of the two transactions, the Parent issued 101,695 shares of Common Stock to the A-Unit Investor described above for $508 and received $4,000 for prepaid MIAX fees from the B-Unit Investors described above.

In August 2020, all outstanding A-Warrants and B-Warrants were exercised.

Equity Rights Offering II

On January 30, 2015, the Company entered into a second Equity Rights offering with 7 strategic investors to acquire 18 D-Units for a total prepaid fee of $4,500. These D-Units were similar in structure to the B-Units described above with a few notable exceptions. Each D-unit consisted of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Parent and required a prepaid fee of $250 instead of the $500 that was stipulated in the B-Unit deal. The term of the transaction was for the 29-month period commencing February 1, 2015 and ending June 30, 2017.

The basic terms of the second offering were similar to those of the first offering, including the warrant vesting features and the exercise periods.

Equity Rights Offering III

On June 30, 2017, the Company entered into a third Equity Rights offering with 8 strategic investors to acquire 20 H-Units for a total prepaid fee of $10,000. Each H-Unit consists of common stock purchase warrants to purchase 414,661 shares of common stock of the Parent and requires a prepaid fee of $500, similar to that of ERP I. The term of the transaction is the 42-month period commencing July 1, 2017 and ending December 31, 2020. The basic terms of the third offering are similar to the first two offerings with the respect to warrant vesting features and exercise periods.

For the years ended December 31, 2020 and 2019, the Parent recognized warrant expense of $5,878 and $4,225, respectively, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the third Equity Rights offering. These expenses were allocated in their entirety to the Company and are included in cost of revenues in the Statement of Operations and Member's Deficit.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company Contributed to the 401(k) plan in 2020 or 2019.

9. DIRECTORS FEES

In April 2013, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning January 1, 2013 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors each receive $50 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) receives $20 in value of Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member), upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. RISKS AND UNCERTAINTIES DUE TO COVID-19

On March 11, 2020, the World Health Organization officially declared the outbreak of COVID-19 a global pandemic. Management is closely monitoring the evolution of this pandemic, including how it may affect the economy and the general population. COVID-19 has caused disruption to businesses and economic activity, which has been reflected in recent fluctuations in global and local stock markets. Given the inherent uncertainties, it is not practicable at this time to fully determine the impact of COVID-19 on future financial and operational performance of the Company.

An initial assessment of the financial statement items that have potential to be impacted include transaction fees, trading membership fees, other income and the collectability of accounts receivables. This could in turn impact the Company's solvency position. The quantitative impact cannot be reasonably estimated at this time however this could potentially be significant. The Company is monitoring developments relating to COVID-19 and is coordinating its operational response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 21, 2021, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

Financial Statements and Report of
Independent Certified Public Accountants

MIAX Emerald, LLC

December 31, 2020 and 2019

MIAX Emerald, LLC

TABLE OF CONTENTS

Grant Thornton

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MIAX Emerald, LLC

We have audited the accompanying financial statements of MIAX Emerald, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIAX Emerald, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2021

MIAX Emerald, LLC
Balance Sheets
December 31, 2020 and 2019 (dollars in thousands)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,615	$ 3,813
Accounts receivable	3,056	1,113
Prepaid and other current assets	769	654
Total current assets	9,440	5,580
Fixed assets, net of depreciation and amortization	3,808	3,905
Internally developed software, net of amortization	3,554	3,426
Other assets	1,610	1,903
Total assets	$ 18,412	$ 14,814
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 1,270	$ 1,231
Accrued compensation payable	2,311	1,322
Current debt	485	977
Total current liabilities	4,066	3,530
Due to Miami International Holdings, Inc.	35,883	29,510
Long term debt	80	525
Total liabilities	40,029	33,565
Commitments and Contingencies (Note 5)		
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(21,617)	(18,751)
Total member's deficit	(21,617)	(18,751)
Total liabilities and deficit in member's equity	$ 18,412	$ 14,814

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX Emerald, LLC

Statements of Operations and Member's Deficit

December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
REVENUES		
Transaction fees	$ 115,622	$ 15,128
Access fees	7,244	3,053
Regulatory fees	9,729	3,069
Market data fees	3,056	58
Total revenues	135,651	21,308
COST OF REVENUES		
Transaction rebates	(112,196)	(11,056)
NET REVENUES	23,455	10,252
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	9,658	6,278
Information technology and communication costs	2,394	2,379
Depreciation and amortization	3,212	2,295
Occupancy costs	459	528
Professional services	66	14
Regulatory services fees	626	423
Financial and banking consulting services	119	128
Trading operations costs	8,412	2,000
Share based compensation to third parties	2	2
Directors' fees	740	472
Other	580	933
Total operating expenses	26,268	15,452
OPERATING LOSS	(2,813)	(5,200)
Interest expense, net	(53)	(163)
NET LOSS	(2,866)	(5,363)
Member's deficit at beginning of year	(18,751)	(13,388)
Member's deficit at end of year	$ (21,617)	$ (18,751)

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX Emerald, LLC
Statements of Cash Flows
Decembers 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,866)	$ (5,363)
Depreciation and amortization	3,212	2,295
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(1,943)	(1,113)
Prepaid and other current assets	(115)	71
Other assets	25	(966)
Accounts payable and other liabilities	39	(284)
Accrued compensation payable	989	(398)
Net cash used in operating activities	(659)	(5,758)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(2,927)	(3,551)
Net cash used in investing activities	(2,927)	(3,551)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	112
Repayments of term debt	(985)	(842)
Due to Miami International Holdings, Inc.	6,373	13,852
Net cash provided by financing activities	5,388	13,122
Increase in cash and cash equivalents	1,802	3,813
Cash and cash equivalents at beginning of year	3,813	-
Cash and cash equivalents at end of year	$ 5,615	$ 3,813
Cash paid during the year for interest	$ 109	$ 174
Non-cash investing activities		
Assets acquired under capital leases	$ 49	$ 392
Non-cash amount related to capitalized internally developed software	67	172
Total non-cash investing activities	$ 116	$ 564

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

1. ORGANIZATION AND OPERATIONS

MIAX Emerald, LLC ("Emerald" or the "Company") was formed in the State of Delaware on January 30, 2018 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of MIH subsidiaries including Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("PEARL"), Miami International Technologies, LLC ("MIAX Technologies"), and MIAX Futures, LLC ("MIAX Futures"). Emerald provides a marketplace for the trading of equity options products for its members.

On December 20, 2018, the Company received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading on March 1, 2019.

Due to the fact that the Company has incurred a cumulative loss of $21,617 from January 30, 2018 (date of inception) to December 31, 2020, substantial doubt was raised in the past about the Company's ability to continue as a going concern. To ensure that the Company can adequately fund its operations, the Parent has executed separate funding agreements with MIAX, PEARL and Emerald which provide for seed capital and guarantee ongoing financial support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company has considered the impact of COVID-19 on the assumptions and estimates used in evaluating our assets and liabilities. We determined that there were no material adverse impacts on our results of operations and financial position for the year ended December 31, 2020. In addition, there were no material impairment charges recorded for the year ended December 31, 2020. These estimates may change as new events occur and additional information is obtained.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250 Federal Deposit Insurance Corporation insurance limit. The Company's cash and cash equivalents are short-term in nature and carrying amount approximates fair value.

It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

Accounts Receivable

Accounts receivable consists primarily of transaction, access, market data and regulatory fees receivable from customers. Accounts receivable are primarily collected through the Options Clearing Corporation, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the estimated useful life.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

We review our fixed assets and finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicator exists, we estimate undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less that the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets.

Other Assets

Other assets primarily consist of long-term membership and participation fees paid to industry associations.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Due to Miami International Holdings, Inc.

All of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company, MIAX and PEARL. The Company's allocated portion of cost are included in the accompanying statement of operations and member's deficits. While equipment leasing costs are allocated to MIAX, PEARL and Emerald, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes to Due to MIH to be financing activity for purposes of the Statement of Cash Flows.

Subsequent to the issuance of the 2019 financial statements, the Company's management determined that there was an immaterial error with respect to certain non-cash employee compensation and benefits expense allocated by the Parent to the Company. Specifically, this non-cash expense related to restricted stock awards granted in 2018 with a vesting condition contingent upon a deemed liquidity event. Accordingly, the prior period amounts within the financial statements and corresponding footnotes have been revised to reflect the correct balances. The adjustment has no impact to "Total liabilities and deficit in member's equity" on the Balance Sheets as of December 31, 2019 or "Net cash used in operating activities" on the Statements of Cash Flows for the year ended December 31, 2019.

The effects of the correction on the financial statements as of and for the years ended December 31, 2019 is as follows:

	Year Ended December 31, 2019		
	As Previously Reported	Correction	As Corrected
STATEMENTS OF OPERATIONS			
Employee compensation and benefits	$ 6,691	$ (413)	$ 6,278
Total operating expenses	15,865	(413)	15,452
NET LOSS	$ (5,776)	$ 413	$ (5,363)

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

	December 31, 2019		
	As Previously Reported	Correction*	As Corrected
BALANCE SHEETS			
Due to Miami International Holdings, Inc.	$ 30,118	$ (608)	$ 29,510
Total liabilities	34,173	(608)	33,565
Accumulated losses	(19,359)	608	(18,751)
Total member's deficit	$ (19,359)	$ 608	$ (18,751)

* Includes adjustment to the opening balance sheet as of January 1, 2019

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchange, enabling transaction-based trading on its exchange, and providing access to various market data.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation(s) in the contract
- Recognition of revenue when, or as, a performance obligation is satisfied

Revenue for the Company’s services is recognized as control of the services is transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company’s contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided. The Company assesses collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction-based services: Transaction-based services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platform. Transaction-based fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction-based expenses, which reduce revenue. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction-based services also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is generated based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchange. The fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets. These fees are calculated and billed monthly.

Exchange access services: Exchange access services include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are recognized during the period the service is provided which is generally one month.

Market data access services: Market data access services include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority plan ("OPRA"). Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. trades. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Income Taxes

Emerald is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in Emerald's financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. Under the full retrospective method, Topic 606 was applied to each prior reporting period presented. The Company did not restate prior periods presented because the adoption of Topic 606 did not have a material impact on previously reported amounts. See discussion of adoption of ASU 2018-07 and ASU 2019-08 for other adoption impacts related to Topic 606.

In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.

The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company's financial statements or related disclosures.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2021, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	December 31,	
	2020	2019
Furniture and equipment	$ 6,567	$ 4,599
Software	309	200
Leasehold improvements	1,063	918
	7,939	5,717
Less - accumulated depreciation and amortization	4,134	2,060
	3,805	3,657
Capitalized internally developed software in-progress	3	248
	$ 3,808	$ 3,905

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,340 and $1,666, respectively. Substantially all of the assets are pledged as described in Note 6

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $3,554 and $3,426 of development costs, net of amortization as of December 31, 2020 and 2019, respectively. Amortization expense of $872 and $629 was recorded in 2020 and 2019, respectively.

Future amortization of internally developed software is as follows:

Years Ending December 31,	
2021	$ 1,011
2022	1,020
2023	1,003
2024	381
2025	139
	$ 3,554

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC. (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIAX") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. Between March 23, 2018 and April 2, 2018, MIAX filed six (6) petitions for Covered Business Method Review ("CBMR") before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against MIAX under the six patents at issue were invalided by the PTAB during the time period October 1, 2019 to November 13, 2019 (the "MIAX-Nasdaq PTAB Decisions").

On October 31, 2019, in a case unrelated to the Nasdaq – MIAX case, the U.S. Court of Appeals for the Federal Circuit issued a decision in *Arthrex v. Smith & Nephew,* 2019 WL 5616010, which held that the statutory scheme of appointing PTAB Administrative Patent Judges violates the Appointments Clause of the United States Constitution. Additionally, from October 31, 2019 through December 13, 2019, Nasdaq requested a rehearing of each of the MIAX-Nasdaq PTAB Decisions based on *Arthrex*. No decision on such rehearing requests have been issued as of the date hereof by the PTAB. On May 7, 2020, the PTAB issued a General Order (the "May 7, 2020 General Order") that, among other matters, the six patent matters in the MIAX-Nasdaq PTAB Decisions be held in abeyance pending resolution of certiorari petitions in *Arthrex*. On October 13, 2020, the U.S Supreme Court agreed to review the *Arthrex* case. It is expected that the PTAB will hold pending cases until the Supreme Court's decision. On September 23, 2020, the District Court held oral argument on Nasdaq's February 7, 2020 Motion to Amend. On September 30, 2020, Magistrate Judge Arpert denied Nasdaq's Motion to Amend. Nasdaq appealed this decision on October 14, 2020. On March 11, 2021, the District Court denied Nasdaq's appeal of Magistrate Judge Arpert's Order denying Nasdaq's Motion for Leave to Amend the Complaint, which sought to drop all of the patent infringement claims and effectively lifted the stay to pursue the trade secret claims.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

6. DEBT AND CAPITAL LEASE OBLIGATIONS

Lease Agreements

The Parent enters into capital leases with various vendors for the purposes of financing the purchase of hardware and software necessary to build and maintain the technology infrastructure of the exchange platforms along with office related equipment. Allocated obligations under all capital leases at December 31, 2020 and 2019 were $565 and $1,390, respectively. The accumulated amortization for all capital leases at December 31, 2020 and 2019 were $1,194 and $406, respectively.

Insurance Loans

From time to time, the Parent entered into financing arrangements to fund certain commercial insurance policies. The allocated loan obligations of the Company at December 31, 2020 and 2019 were $0 and $112, respectively.

Future minimum lease payments under these obligations at December 31, 2020 are:

Years Ending December 31,	
2021	$ 510
2022	66
2023	14
2024	3
Total future payments	593
Less interest	28
Net capital lease liability	$ 565

7. EQUITY

Emerald is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. Emerald has not made any distributions for the period from January 30, 2018 (inception) through December 31, 2020.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contributed to the 401(k) plan.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

9. DIRECTORS FEES

The Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning July 1, 2018 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of Emerald who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for Emerald, each receive $50 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) serving in a sole capacity for the Company receives $20 in value of Nonvoting Common Stock options and an Independent Director (not a Committee Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. RISKS AND UNCERTAINTIES DUE TO COVID-19

On March 11, 2020, the World Health Organization officially declared the outbreak of COVID-19 a global pandemic. Management is closely monitoring the evolution of this pandemic, including how it may affect the economy and the general population. COVID-19 has caused disruption to businesses and economic activity, which has been reflected in recent fluctuations in global and local stock markets. Given the inherent uncertainties, it is not practicable at this time to fully determine the impact of COVID-19 on future financial and operational performance of the Company.

An initial assessment of the financial statement items that have potential to be impacted include transaction fees, trading membership fees, other income and the collectability of accounts receivables. This could in turn impact the Company's solvency position. The quantitative impact cannot be reasonably estimated at this time however this could potentially be significant. The Company is monitoring developments relating to COVID-19 and is coordinating its operational response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 21, 2021, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.

Miami International Technologies, LLC

Financial Statements
December 31, 2020

(Unaudited)

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 108
Accounts receivable	75
Prepaid and other current assets	3
Total current assets	186
Fixed assets, net of depreciation and amortization	125
Other assets	1
Total assets	$ 312
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 31
Accrued compensation payable	352
Current debt	1
Total current liabilities	384
Long term debt	3
Due to Miami International Holdings, Inc.	12,219
Total liabilities	12,606
DEFICIT IN MEMBER'S EQUITY	
Accumulated losses	(12,294)
Total member's deficit	(12,294)
Total liabilities and deficit in member's equity	$ 312

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31, 2020
REVENUES	
Other revenue	$ 377
Total revenues	377
OPERATING EXPENSES	
Employee compensation and benefits	1,112
Information technology and communication costs	4
Depreciation and amortization	26
Occupancy costs	28
Professional services	22
Financial and banking consulting services	106
Share based compensation to third parties	9
Other	20
Total operating expenses	1,327
OPERATING LOSS	(950)
NET LOSS	$ (950)

MIAX Futures, LLC

Financial Statements
December 31, 2020

(Unaudited)

MIAX FUTURES, LLC
BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

		December 31, 2020
ASSETS		
CURRENT ASSETS		
Prepaid and other current assets	$	16
Total current assets		16
Fixed assets, net of depreciation and amortization		1,300
Other assets		1,004
Total assets	$	2,320
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	177
Accrued compensation payable		1,270
Total current liabilities		1,447
Due to Miami International Holdings, Inc.		6,389
Total liabilities		7,836
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses		(5,516)
Total member's deficit		(5,516)
Total liabilities and deficit in member's equity	$	2,320

MIAX FUTURES, LLC
STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31, 2020
OPERATING EXPENSES	
Employee compensation and benefits	$ 3,923
Information technology and communication costs	61
Depreciation and amortization	277
Occupancy costs	55
Professional services	677
Financial and banking consulting services	200
Share based compensation to third parties	10
Other	313
Total operating expenses	5,516
OPERATING LOSS	(5,516)
NET LOSS	$ (5,516)

THE BERMUDA STOCK EXCHANGE

Financial Statements
(Unaudited)

Year ended December 31, 2020

THE BERMUDA STOCK EXCHANGE

Statement of Operations and Deficit

Year ended December 31, 2020
(Unaudited, Expressed in Bermuda Dollars)

	2020	2019
Current assets		
Cash and cash equivalents	$ 1,779,122	$ 653,353
Term deposit	789,297	1,527,459
Accounts receivable	202,569	166,529
Prepaid expenses	104,532	105,566
Total current assets	2,875,520	2,452,907
Property, plant and equipment	11,075	17,974
Total assets	$ 2,886,595	$ 2,470,881
Liabilities and equity		
Current liabilities		
Deferred income	$ 763,422	$ 663,389
Accounts payable and accrued liabilities	219,891	193,429
Total current liabilities	983,313	856,818
Equity		
Share capital	1,355,034	1,355,034
Contributed surplus	2,626,290	2,434,432
Deficit	(2,078,042)	(2,175,403)
Total equity	1,903,282	1,614,063
Total liabilities and equity	$ 2,886,595	$ 2,470,881

THE BERMUDA STOCK EXCHANGE

Statement of Operations and Deficit

Year ended December 31, 2020
(Unaudited, Expressed in Bermuda Dollars)

	2020	2019
Revenue		
Listing fees	$ 1,643,558	$ 1,621,226
Transaction fees	332,438	373,532
Trading membership fees	135,438	149,500
Other income	59,906	66,850
Total revenue	2,171,340	2,211,108
Expenses		
Personnel and professional fees	1,583,862	1,376,303
Communications	213,878	210,830
Administration	173,471	168,825
Marketing	52,576	177,244
Insurance	34,547	34,393
Bank charges	8,746	8,679
Depreciation of property, plant and equipment	6,899	13,322
Total expenses	2,073,979	1,989,596
Net income	97,361	221,512
Deficit, beginning of year	(2,175,403)	(2,396,915)
Deficit, end of year	$ (2,078,042)	$ (2,175,403)

M 402 Holdings, LLC

Financial Statements
December 31, 2020

(Unaudited)

M 402 HOLDINGS, LLC
BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
Investments in subsidiaries	$ 121,320
Total assets	$ 121,320
MEMBERS' EQUITY	
Contributions from parent	121,320
Total members' equity	121,320
Total liabilities and member's equity	$ 121,320

Minneapolis Grain Exchange, LLC

Financial Statements
December 31, 2020

(Unaudited)

MINNEAPOLIS GRAIN EXCHANGE, LLC
CONSOLIDATED BALANCE SHEET
(UNAUDITED, DOLLARS IN THOUSANDS)

	December 31, 2020
ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 7,511
Accounts receivable	588
Restricted cash	5,000
Prepaid and other current assets	420
Margin and security deposits	73,852
Total current assets	87,371
Fixed assets, net of depreciation and amortization	17,890
Deferred tax liability	1,214
Other assets	662
Total assets	$ 107,137
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and other liabilities	$ 824
Accrued compensation payable	1,668
Margin and security deposits	73,852
Total current liabilities	76,344
Total liabilities	76,344
MEMBERS' EQUITY	
Total members' equity	30,793
Total liabilities and members' equity	$ 107,137

MINNEAPOLIS GRAIN EXCHANGE, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	For the period December 4, 2020 to December 31, 2020
REVENUES	
Transaction fees	$ 446
Access fees	1
Market data fees	173
Other revenue	313
Total revenues	933
OPERATING EXPENSES	
Employee compensation and benefits	332
Information technology and communication costs	89
Depreciation and amortization	144
Occupancy costs	127
Professional services	108
Regulatory services fees	2
Financial and banking consulting services	3
Trading operations costs	20
Directors' fees	19
Other	66
Total operating expenses	910
OPERATING INCOME	23
NET INCOME	$ 23

M 44 Holdings, LLC

Financial Statements
December 31, 2020

(Unaudited)

M 44 Holdings, LLC
STATEMENT OF OPERATIONS
(UNAUDITED, DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2020
OTHER INCOME	
Investment gain	$ 89
NET INCOME	$ 89

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for MIAX PEARL, LLC as of December 31, 2020 are attached. MIAX PEARL, LLC has no consolidated subsidiaries.

Financial Statements and Report of
Independent Certified Public Accountants

MIAX PEARL, LLC

December 31, 2020 and 2019

MIAX PEARL, LLC

TABLE OF CONTENTS

GRANT THORNTON LLP
757 Third Avenue, 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MIAX PEARL, LLC

We have audited the accompanying financial statements of MIAX PEARL, LLC (a Delaware limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Grant Thornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIAX PEARL, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 21, 2021

MIAX PEARL, LLC
Balance Sheets
December 31, 2020 and 2019 (dollars in thousands)

	2020	2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 21,818	$ 6,010
Accounts receivable	4,404	2,501
Prepaid and other current assets	1,664	1,515
Total current assets	27,886	10,026
Fixed assets, net of depreciation and amortization	10,538	15,224
Internally developed software, net of amortization	13,507	3,754
Other assets	1,545	1,467
Total assets	$ 53,476	$ 30,471
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 5,271	$ 3,206
Accrued compensation payable	5,073	3,440
Current debt	2,850	3,030
Deferred transaction revenues	11,331	100
Total current liabilities	24,525	9,776
Due to Miami International Holdings, Inc.	113,205	93,886
Long term debt	2,243	5,013
Total liabilities	139,973	108,675
Commitments and Contingencies (Note 5)		
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(86,497)	(78,204)
Total member's deficit	(86,497)	(78,204)
Total liabilities and deficit in member's equity	$ 53,476	$ 30,471

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX PEARL, LLC
Statements of Operations and Member's Deficit
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
REVENUES		
Transaction fees	$ 154,313	$ 121,532
Access fees	11,422	8,531
Regulatory fees	25,020	14,609
Market data fees	4,605	4,582
Other revenue	7	-
Total revenues	195,367	149,254
COST OF REVENUES		
Transaction rebates	(146,069)	(119,997)
Equity rights programs (including non-cash compensation of $7,471 and $8,761 for year ending December 31, 2020 and 2019, respectively)	(7,471)	(8,761)
NET REVENUES	41,827	20,496
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	18,707	18,905
Information technology and communication costs	5,621	3,867
Depreciation and amortization	7,237	4,074
Occupancy costs	1,384	1,564
Professional services	353	1,508
Regulatory services fees	1,534	1,311
Financial and banking consulting services	469	251
Trading operations costs	11,945	6,400
Share based compensation to third parties	15	33
Directors' fees	811	502
Other	1,398	1,439
Total operating expenses	49,474	39,854
OPERATING LOSS	(7,647)	(19,358)
Interest expense, net	(646)	(289)
NET LOSS	(8,293)	(19,647)
Member's deficit at beginning of year	(78,204)	(58,557)
Member's deficit at end of year	$ (86,497)	$ (78,204)

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

MIAX PEARL, LLC
Statements of Cash Flows
December 31, 2020 and 2019 (dollars in thousands)

	Years Ended December 31,	
	2020	**2019**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (8,293)	$ (19,647)
Depreciation and amortization	7,237	4,074
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(1,902)	(1,633)
Prepaid and other current assets	(149)	(600)
Other assets	(386)	(93)
Accounts payable and other liabilities	2,064	2,146
Accrued compensation payable	1,633	2,251
Deferred transaction revenue	11,231	(332)
Net cash provided by (used in) operating activities	11,435	(13,834)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(11,899)	(8,391)
Net cash used in investing activities	(11,899)	(8,391)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	124
Repayments of term debt	(3,048)	(1,321)
Due to Miami International Holdings, Inc.	19,320	29,397
Net cash provided by financing activities	16,272	28,200
Increase in cash and cash equivalents	15,808	5,975
Cash and cash equivalents at beginning of year	6,010	35
Cash and cash equivalents at end of year	$ 21,818	$ 6,010
Cash paid during the year for interest	$ 731	$ 322
Non-cash investing activities		
Assets acquired under capital leases	$ 98	$ 8,211
Non-cash amount related to capitalized internally developed software	553	357
Total non-cash investing activities	$ 651	$ 8,568

The accompanying notes are an integral part of these financial statements. See Note 2 for details of certain immaterial adjustments made to previously reported results for the year ended December 31, 2019.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

1. ORGANIZATION AND OPERATIONS

MIAX PEARL, LLC (“PEARL” or the “Company”) was formed in the State of Delaware on February 11, 2016 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the “Parent” or “MIH”), and an affiliate of MIH subsidiaries including Miami International Securities Exchange, LLC (“MIAX”), MIAX Emerald, LLC (“Emerald”), Miami International Technologies, LLC (“MIAX Technologies”), and MIAX Futures, LLC (“MIAX Futures”). PEARL provides a marketplace for the trading of equity options and cash equities products for its members.

On December 13, 2016, the Company received an Approval Order from The United States Securities and Exchange Commission (“SEC”) of its application for registration as a National Securities Exchange and began trading equity options on February 6, 2017.

On September 29, 2020, the Company launched MIAX PEARL Equities (“PEARL Equities”), a cash equities exchange, under the Company’s existing exchange license.

Due to the fact that the Company has incurred a cumulative loss of $86,497 from February 11, 2016 (date of inception) to December 31, 2020, substantial doubt was raised in the past about the Company’s ability to continue as a going concern. To ensure that the Company can adequately fund its operations, the Parent has executed a funding agreement with the Company which provide for seed capital and guarantees ongoing financial support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

The Company has considered the impact of COVID-19 on the assumptions and estimates used in evaluating our assets and liabilities. We determined that there were no material adverse impacts on our results of operations and financial position for the year ended December 31, 2020. In addition, there were no material impairment charges recorded for the year ended December 31, 2020. These estimates may change as new events occur and additional information is obtained.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250 Federal Deposit Insurance Corporation insurance limit. The Company's cash and cash equivalents are short-term in nature and carrying amount approximates fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees and insurance which are amortized over the respective periods.

Accounts Receivable

Accounts receivable consists primarily of transaction, access, market data and regulatory fees receivable from customers. Accounts receivable are primarily collected through the Options Clearing Corporation and the National Securities Clearing Corporation, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the estimated useful life.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets

We review our fixed assets and finite-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When these indicator exists, we estimate undiscounted net future cash flows over the remaining life of such assets. If the total of the estimated cash flows is less that the carrying amount, an impairment would exist, which is measured based upon the difference between the carrying amount and the fair value of the assets.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Other Assets

Other assets are comprised of the cost of various trade memberships and deferred charges.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company, MIAX and Emerald. The Company's allocated portion of cost are included in the accompanying statements of operations and member's deficit. While equipment leasing costs are allocated to MIAX, PEARL and Emerald, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in Due to MIH to be financing activity for purposes of the statements of cash flows.

Subsequent to the issuance of the 2019 financial statements, the Company's management determined that there was an immaterial error with respect to certain non-cash employee compensation and benefits expense allocated by the Parent to the Company. Specifically, this non-cash expense related to restricted stock awards granted in 2018 with a vesting condition contingent upon a deemed liquidity event. Accordingly, the prior period amounts within the financial statements and corresponding footnotes have been revised to reflect the correct balances. The adjustment has no impact to "Total liabilities and deficit in member's equity" on the Balance Sheets as of December 31, 2019 or "Net cash provided by (used in) operating activities" on the Statements of Cash Flows for the year ended December 31, 2019.

The effects of the correction on the financial statements as of and for the years ended December 31, 2019 is as follows:

	Year Ended December 31, 2019		
	As Previously Reported	Correction	As Corrected
STATEMENTS OF OPERATIONS			
Employee compensation and benefits	$ 19,965	$ (1,060)	$ 18,905
Total operating expenses	40,914	(1,060)	39,854
NET LOSS	$ (20,707)	$ 1,060	$ (19,647)

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

	December 31, 2019		
	As Previously Reported	Correction*	As Corrected
BALANCE SHEETS			
Due to Miami International Holdings, Inc.	$ 95,077	$ (1,191)	$ 93,886
Total liabilities	109,866	(1,191)	108,675
Accumulated losses	(79,395)	1,191	(78,204)
Total member's deficit	$ (79,395)	$ 1,191	$ (78,204)

* Includes adjustment to the opening balance sheet as of January 1, 2019

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data.

The Company determines revenue recognition through the following steps:

- Identification of the contract or contracts with a customer
- Identification of the performance obligation(s) in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation(s) in the contract
- Recognition of revenue when, or as, a performance obligation is satisfied

Revenue for the Company's services is recognized as control of the services is transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, though the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided. The Company assesses collectability of the fee based on a number of factors such as collection history and creditworthiness of the customer.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction-based services: Transaction-based services represent the customer's right to be matched on the exchange with a corresponding buyer or seller and to have the transaction executed. Fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by the exchange platforms. Transaction-based fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as transaction-based expenses, which reduce revenue. In the event that a member firm prepays for transaction fees, revenue is recognized as transaction fees are incurred.

Transaction-based services also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is generated based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets. These fees are calculated and billed monthly.

Exchange access services: Exchange access services include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are recognized during the period the service is provided which is generally one month.

Market data access services: Market data access services include making market data available to customers either through direct subscriptions or through the Company's participation in Options Price Reporting Authority ("ORPA"), the Consolidated Tape Association ("CTA"), and Unlisted Trading Privileges ("UTP"), (collectively the "U.S. Tape Plans") . Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the *Transaction-based services* section above, certain transaction rebates are accounted for as consideration payable to a customer and reduce revenue in the period in which the rebate is earned by the customer and the rebate is provided. Additionally, the Parent makes certain share-based payments to customers as part of the Company's Equity Rights Programs detailed in Note 7. The expense associated with these share-based payments, equal to the fair value of the shares vested during the period, are allocated by the Parent to the Company and are reflected in cost of revenues in the Statement of Operations and Member's Deficit.

Deferred revenue: As of December 31, 2020 and 2019, the Company had deferred revenue representing prepaid transaction and non-transaction fees of $11,331 and $100, respectively. The increase in deferred revenue in the current year is related to the collection of prepaid fees from customers participating in the ERP V program detailed in Note 12. Deferred revenue is amortized to income over the applicable future periods as fees are earned.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Income Taxes

PEARL is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in PEARL's financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes existing revenue recognition guidance under U.S. GAAP. The standard's core principle is that a company will recognize revenue, when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted Topic 606 on January 1, 2020, as allowed under ASU 2020-05, using the full retrospective method of transition. Under the full retrospective method, Topic 606 was applied to each prior reporting period presented. The Company did not restate prior periods presented because the adoption of Topic 606 did not have a material impact on previously reported amounts. See discussion of adoption of ASU 2018-07 and ASU 2019-08 for other adoption impacts related to Topic 606.

In June 2018, the FASB issued ASU 2018-07, *Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which expands the scope of Topic 718 to include share-based payment transactions related to acquiring goods and services from nonemployees. ASU 2018-07 simplifies the accounting for such share-based payments by largely aligning it with the accounting for share-based payments to employees. ASU 2018-07 also amended Topic 606 and Topic 718 to require that share-based payments awards granted to a customer in conjunction with selling goods or services be accounted for under Topic 606 as consideration payable to a customer, which could result in the share-based payments being treated as an expense or a reduction of revenue, similar to other sales incentives (e.g., coupons or rebates). While Topic 606 provides guidance on presentation (i.e., reduction of revenue or expense), it does not provide guidance on measuring share-based payment awards treated as a reduction of revenue or on the balance sheet classification (e.g., liability or equity) of such awards on the balance sheet.

In November 2019, the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. ASU 2019-08 requires that an entity measure and classify share-based payment awards granted in conjunction with the sale of goods and services to a customer that are not in exchange for a distinct good or service by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment.

The Company adopted both ASU 2018-07 and ASU 2019-08 on January 1, 2020, using the required modified retrospective transaction approach. For ASU 2018-07, the Company assessed the cumulative-effect adjustment

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

to retained earnings as of the beginning of the fiscal year of adoption for all liability-classified nonemployee awards that had not been settled as of the adoption date, and equity-classified nonemployee awards for which a measurement date had not been established. The cumulative effect of the change resulting from the adoption of ASU 2018-07 and ASU 2019-08 did not have a material impact on the Company's financial statements or related disclosures.

In February 2016, the FASB issued ASU 2016-02, which describes the principles for the recognition, measurement, presentation and disclosure of leases for both parties of the contract (both lessees and lessors). The new standard requires classifying leases as either finance or operating leases and will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. Regardless of the classification, a lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months. This guidance is effective for reporting periods beginning after December 15, 2021, however early adoption is permitted. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that ASU 2016-02 will have on its financial statements.

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	December 31,	
	2020	2019
Furniture and equipment	$ 23,318	$ 20,138
Software	492	286
Leasehold improvements	2,125	1,836
	25,935	22,260
Less - accumulated depreciation and amortization	15,495	10,736
	10,440	11,524
Capitalized internally developed software in-progress	98	3,700
	$ 10,538	$ 15,224

Depreciation expense for the years ended December 31, 2020 and 2019 was $5,133 and $2,740, respectively. Substantially all of the assets are pledged as described in Note 6.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $13,507 and $3,754 of development costs, net of amortization as of December 31, 2020 and 2019, respectively. Amortization expense of $2,104 and $1,334 were recorded in 2020 and 2019, respectively.

Future amortization of internally developed software is as follows:

Years Ending December 31,		
2021	$	3,823
2022		2,824
2023		2,632
2024		2,499
2025		1,729
	$	13,507

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

On September 1, 2017, Nasdaq, Inc., Nasdaq ISE, LLC and FTEN, INC. (collectively, "Nasdaq") filed an action (Civil Action No. 3:17-CV-06664) against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and Miami International Technologies, LLC (collectively, "MIAX") in the U.S. District Court for the District of New Jersey. The Complaint alleges patent infringement and trade secret misappropriation relating to Nasdaq's electronic trading technology and platforms. Between March 23, 2018 and April 2, 2018, MIAX filed six (6) petitions for Covered Business Method Review ("CBMR") before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") seeking a determination that the subject patent is invalid under the current law. All claims asserted by Nasdaq against MIAX under the six patents at issue were invalided by the PTAB during the time period October 1, 2019 to November 13, 2019 (the "MIAX-Nasdaq PTAB Decisions").

On October 31, 2019, in a case unrelated to the Nasdaq – MIAX case, the U.S. Court of Appeals for the Federal Circuit issued a decision in *Arthrex v. Smith & Nephew,* 2019 WL 5616010, which held that the statutory scheme of appointing PTAB Administrative Patent Judges violates the Appointments Clause of the United States Constitution. Additionally, from October 31, 2019 through December 13, 2019, Nasdaq requested a rehearing of each of the MIAX-Nasdaq PTAB Decisions based on *Arthrex*. No decision on such rehearing requests have been issued as of the date hereof by the PTAB. On May 7, 2020, the PTAB issued a General Order (the "May 7, 2020 General Order") that, among other matters, the six patent matters in the MIAX-Nasdaq PTAB Decisions be held in abeyance pending resolution of certiorari petitions in *Arthrex*. On October 13, 2020, the U.S Supreme Court agreed to review the *Arthrex* case. It is expected that the PTAB will hold pending cases until the Supreme Court's decision. On September 23, 2020, the District Court held oral argument on Nasdaq's February 7, 2020 Motion to Amend. On September 30, 2020, Magistrate Judge Arpert denied Nasdaq's Motion

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

to Amend. Nasdaq appealed this decision on October 14, 2020. On March 11, 2021, the District Court denied Nasdaq's appeal of Magistrate Judge Arpert's Order denying Nasdaq's Motion for Leave to Amend the Complaint, which sought to drop all of the patent infringement claims and effectively lifted the stay to pursue the trade secret claims.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT OBLIGATIONS

Lease Agreements

The Parent enters into capital leases with various vendors for the purposes of financing the purchase of hardware and software necessary to build and maintain the technology infrastructure of the exchange platforms along with office related equipment. Allocated obligations under all capital leases at December 31, 2020 and 2019 were $5,094 and $7,921, respectively. The accumulated amortization for all capital leases at December 31, 2020 and 2019 were $8,550 and $5,580, respectively.

Insurance Loans

From time to time, the Parent enters into financing arrangements to fund certain commercial insurance policies. The allocated loan obligations of the Company at December 31, 2020 and 2019 were $0 and $124, respectively.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Future minimum lease payments under these obligations at December 31, 2020 are:

Years Ending December 31,		
2021	$	3,268
2022		2,312
2023		27
2024		7
Total future payments		5,614
Less interest		521
Net capital lease liability	$	5,093

7. EQUITY

PEARL is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. PEARL has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2020.

Equity Rights Offering IV ("ERP IV")

On April 30, 2018, the Company entered into a fourth Equity Rights offering with 10 strategic investors to acquire 25 J-Units for a total prepaid fee of $6,250. Each J-Unit consists of common stock purchase warrants ("J-Warrants") to purchase 416,344 shares of common stock of the Parent and requires a prepaid fee of $250. The term of the transaction is the 32-month period commencing May 1, 2018 and ending December 31, 2020.

The J-Warrants vested over a 32 month period that commenced upon closing of the transaction provided that the J-Unit Investor met the specific performance criteria set forth in the J-Unit acquisition agreement, which required that the J-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on PEARL on a daily basis over a specified number of months.

For the years ended December 31, 2020 and 2019, the Parent recognized warrant expense of $7,471 and $8,761, respectively, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the ERP IV offering. These expenses were allocated in their entirety to the Company and are included in cost of revenues in the Statements of Operations and Member's Deficit. Additionally, the Company amortized $100 and $332 of the prepaid transaction fees to income during the years ended December 31, 2020 and 2019, respectively. All prepaid fees associated with the ERP IV offering were fully amortized as of December 31, 2020.

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Equity Rights Offering V ("ERP V")

On September 11, 2020, the Parent closed a fifth equity rights offering with nine firms for 22 L-Units providing for the issuance of warrants to purchase a total of 9,507,586 shares of Common Stock, representing 432,163 shares per L-Unit. The equity rights offering closed in 2020 following the satisfaction of certain other closing conditions including the effectiveness of SEC rule filings for the Company required in connection therewith and the consent of the prior offering participants to the current terms of the offering. Upon closing, the Company collected $22,000 of prepaid fees from participating member firms. The basic terms of ERP V are similar to ERP IV with respect to warrant vesting features and exercise periods.

During 2020, the Company amortized $10,669 of the prepaid fees, leaving an unamortized balance of $11,331 as of December 31, 2020. No warrant expense is recognized in 2020 as the vesting period for the warrants commences in 2021.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contributed to the 401(k) plan in 2020 or 2019.

9. DIRECTORS FEES

In September 2016, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning May 1, 2016 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of PEARL who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for PEARL, each receive $50 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) serving in a sole capacity for the Company receives $20 in value of Nonvoting Common Stock options and an Independent Director (not a Committee

December 31, 2020 and 2019 (dollars in thousands, except per share amounts)

Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. RISKS AND UNCERTAINTIES DUE TO COVID-19

On March 11, 2020, the World Health Organization officially declared the outbreak of COVID-19 a global pandemic. Management is closely monitoring the evolution of this pandemic, including how it may affect the economy and the general population. COVID-19 has caused disruption to businesses and economic activity, which has been reflected in recent fluctuations in global and local stock markets. Given the inherent uncertainties, it is not practicable at this time to fully determine the impact of COVID-19 on future financial and operational performance of the Company.

An initial assessment of the financial statement items that have potential to be impacted include transaction fees, trading membership fees, other income and the collectability of accounts receivables. This could in turn impact the Company’s solvency position. The quantitative impact cannot be reasonably estimated at this time however this could potentially be significant. The Company is monitoring developments relating to COVID-19 and is coordinating its operational response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company’s financial statements through June 21, 2021, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company’s financial statements.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Miami International Holdings, Inc. owns 100% of MIAX PEARL, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. MIAX PEARL, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on March 7, 2016.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

1. **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options exchange dated as of June 9, 2021, including the information set forth in items 1-6 above.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange dated as of June 9, 2021, including the information set forth in items 1-6 above.

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-68957
CRD #: 159041

AMS DERIVATIVES B.V.

Strawinskylaan 3095
Amsterdam, 1077ZX
Netherlands
Tele #:

Approval Date: 10/26/2018
Membership Activities:
Registered Market Maker & Order Entry
International Tele # +31 020 708 7000

SEC #: 8-69890
CRD #: 286507

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

CUTLER GROUP, LP

	Approval Date: 2/6/2017	SEC #: 8-42415
101 Montgomery Street, Ste. 700	**Membership Activities:**	CRD #: 31730
San Francisco CA 94104	Registered Market Maker & Order Entry	
Tele #: (415) 293-3956	International Tele #	

DASH FINANCIAL TECHNOLOGIES LLC

	Approval Date: 2/6/2017	SEC #: 8-52503
311 S. Wacker Drive, Ste. 1000	**Membership Activities:**	CRD #: 104031
Chicago IL 60606	Order Entry & Clearance	
Tele #: (312) 986-2006	International Tele #	

DRW SECURITIES, L.L.C.

	Approval Date: 11/14/2017	SEC #: 8-51241
540 West Madison, Ste. 2500	**Membership Activities:**	CRD #: 45908
Chicago IL 60661	Order Entry	
Tele #: (312) 542-1000	International Tele #	

GLOBAL EXECUTION BROKERS, LP

	Approval Date: 2/6/2017	SEC #: 8-65878
401 City Avenue, Ste. 200	**Membership Activities:**	CRD #: 126407
Bala Cynwyd PA 19004	Order Entry	
Tele #: (610) 617-2600	International Tele #	

GOLDMAN SACHS & CO. LLC

	Approval Date: 2/6/2017	SEC #: 8-129
200 West Street	**Membership Activities:**	CRD #: 361
New York NY 10282	Order Entry & Clearance	
Tele #: (212) 902-1000	International Tele #	

GROUP ONE TRADING LP

	Approval Date: 2/6/2017	SEC #: 8-47762
425 S. Financial Place - Ste. 3400	**Membership Activities:**	CRD #: 37484
Chicago IL 60605	Order Entry	
Tele #: (312) 347-8864	International Tele #	

GTS SECURITIES LLC

	Approval Date: 2/25/2020	SEC #: 8-68126
545 Madison Avenue, 15th Fl.	**Membership Activities:**	CRD #: 149224
New York NY 10022	Registered Market Maker & Order Entry	
Tele #: (212) 715-2830	International Tele #	

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor	Approval Date: 4/5/2017	SEC #: 8-68430
3 World Trade Center	**Membership Activities:**	CRD #: 152144
New York NY 10007	Order Entry	
Tele #: (212) 293-1444	International Tele #	

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

	Approval Date: 2/6/2017	SEC #: 8-52600
233 South Wacker Drive, Ste. 4300	**Membership Activities:**	CRD #: 104143
Chicago IL 60606	Registered Market Maker	
Tele #: (312) 244-3300	International Tele #	

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 4/2/2018
Membership Activities:
Order Entry
International Tele #

SEC #: 8-66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 2/11/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8-48255
CRD #: 38455

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 10/1/2019
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-68193
CRD #: 149823

VOLANT SECURITIES, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-47484
CRD #: 36848

Total BD Firms 41

ABN AMRO CLEARING CHICAGO LLC

Approval Date: 9/25/2020
SEC #: 8-34354
175 West Jackson Blvd., Ste. 2050
Membership Activities:
CRD #: 14020
Chicago IL 60604
Clearance
Tele #: (312) 604-8000
International Tele #

ARCHIPELAGO SECURITIES LLC

Approval Date: 9/25/2020
SEC #: 8-52140
353 North Clark Street, Ste. 3200
Membership Activities:
CRD #: 102500
Chicago IL 60654
Clearance & Routing Broker
Tele #: (312) 836-6700
International Tele #

ATM EXECUTION LLC

Approval Date: 10/12/2020
SEC #: 8-65509
599 Lexington Avenue
Membership Activities:
CRD #: 122529
New York NY 10022
Order Entry
Tele #: (646) 562-1010
International Tele #

BARCLAYS CAPITAL INC.

Approval Date: 9/25/2020
SEC #: 8-41342
745 Seventh Avenue
Membership Activities:
CRD #: 19714
New York NY 10019
Order Entry & Clearance
Tele #: (212) 526-7000
International Tele #

BNP PARIBAS SECURITIES CORP.

Approval Date: 12/7/2020
SEC #: 8-32682
787 Seventh Avenue
Membership Activities:
CRD #: 15794
New York NY 10019
Order Entry & Clearance
Tele #: (212) 841-2000
International Tele #

BOFA SECURITIES, INC.

Approval Date: 9/25/2020
SEC #: 8-69787
One Bryant Park
Membership Activities:
CRD #: 283942
New York NY 10036
Registered Market Maker, Order Entry & Clearance
Tele #: (646) 743-2734
International Tele #

CITADEL SECURITIES LLC

Approval Date: 9/25/2020
SEC #: 8-53574
131 South Dearborn Street - 32nd Floor
Membership Activities:
CRD #: 116797
Chicago IL 60603
Registered Market Maker, Order Entry & Clearance
Tele #: (312) 395-2100
International Tele #

CITIGROUP GLOBAL MARKETS INC.

Tower Building
Approval Date: 9/25/2020
SEC #: 8-8177
388 Greenwich Street
Membership Activities:
CRD #: 7059
New York NY 10013
Order Entry & Clearance
Tele #: (212) 816-6000
International Tele #

COWEN AND COMPANY, LLC

Approval Date: 10/12/2020
SEC #: 8-22522
599 Lexington Avenue -20tih Fl.
Membership Activities:
CRD #: 7616
New York NY 10022
Order Entry & Clearance
Tele #: (646) 562-1010
International Tele #

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005
Tele #: (212) 250-2500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17822
CRD #: 2525

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-51241
CRD #: 45908

ELECTRONIC TRANSACTION CLEARING, INC.

660 South Figueroa Street - Suite 1450
Los Angeles CA 90017
Tele #: (213) 402-1570

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-67790
CRD #: 146122

FIS BROKERAGE & SECURITIES SERVICES LLC

2100 Enterprise Avenue
Geneva IL 60134
Tele #: (630) 482-7100

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52614
CRD #: 104162

G1 EXECUTION SERVICES, LLC

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-53174
CRD #: 111528

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

IEX SERVICES LLC

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69280
CRD #: 167872

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52989
CRD #: 106124

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.
New York NY 10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68304
CRD #: 150887

MEMX EXECUTION SERVICES LLC

111 Town Square Place -Suite 520
Jersey City NJ 07310
Tele #: (201) 331-7900

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-70449
CRD #: 304129

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8
2929 Walnut Street
Philadelphia PA 19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
Membership Activities:
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

PUNDION LLC

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68784
CRD #: 156169

RBC CAPITAL MARKETS LLC

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-45411
CRD #: 31194

SANFORD C. BERNSTEIN & CO., LLC

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 10/12/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52942
CRD #: 104474

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-68556
CRD #: 153585

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-47034
CRD #: 35874

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-69454
CRD #: 171272

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-68193
CRD #: 149823

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65336
CRD #: 120719

Total BD Firms 42

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

1. A. **MIAX Pearl Options.** Attached is a list of the securities listed on the MIAX Pearl Options exchange as of June 24, 2021, indicating for each the name of the issuer and a description of the security.

   B. **MIAX Pearl Equities.** Attached is a list of the securities listed on the MIAX Pearl Equities exchange as of June 24, 2021, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
AGILENT TECHNOLOGIES INC.	A	Equity
ALCOA Corporation	AA	Equity
ARTIUS ACQUISITION INC	AACQ	Equity
Arlington Asset Investment Corporation	AAIC	Equity
AMERICAN AIRLINES GROUP INC.	AAL	Equity
APPLIED OPTOELECTRONICS, INC.	AAOI	Equity
AAON INC	AAON	Equity
ADVANCE AUTO PARTS INC.	AAP	Equity
APPLE INC.	AAPL	Equity
Atlas Air Worldwide Holdings, Inc.	AAWW	Equity
iShares MSCI All Country Asia ex Japan ETF	AAXJ	ETF
AllianceBernstein Holding L.P.	AB	Equity
ABB LTD-SPON ADR	ABB	Equity
ABBVIE INC.	ABBV	Equity
AMERISOURCEBERGEN, CORP.	ABC	Equity
Ameris Bancorp	ABCB	Equity
ABCELLERA BIOLOGICS, INC.	ABCL	Equity
Abeona Therapeutics Inc.	ABEO	Equity
AMBEV S.A.	ABEV	Equity
ASBURY AUTOMOTIVE GROUP INCCOM	ABG	Equity
ARCA BIOPHARMA, INC.	ABIO	Equity
ABM INDUSTRIES INCORPORATED	ABM	Equity
ABIOMED INC	ABMD	Equity
Airbnb, Inc.	ABNB	Equity
Arbor Realty Trust, Inc.	ABR	Equity
ABBOTT LABORATORIES	ABT	Equity
Arbutus Biopharma Corporation	ABUS	Equity
ACADIA PHARMACEUTICALS INC.	ACAD	Equity
Aurora Cannabis Inc.	ACB	Equity
AMERICAN CAMPUS COMMUNITIES , INC	ACC	Equity
ACCOLADE INC	ACCD	Equity
ACCO Brands Corp	ACCO	Equity
ACCEL ENTERTAINMENT, INC.	ACEL	Equity
ACER THERAPEUTICS INC.	ACER	Equity
ACE CONVERGENCE ACQUISITION CORP	ACEV	Equity
ARCH CAPITAL GROUP Ltd	ACGL	Equity
Aluminum Corporation of China Limited	ACH	Equity
Acadia Healthcare Co Inc	ACHC	Equity
ALBERTSONS COMPANIES, INC.	ACI	Equity
ATLAS CREST INVESTMENT CORP	ACIC	Equity
AC IMMUNE SA	ACIU	Equity
ACI Worldwide, Inc.	ACIW	Equity
Axcelis Technologies Inc.	ACLS	Equity
Aecom Technology Corporation	ACM	Equity
ACM Research, Inc.	ACMR	Equity
ACCENTURE PLC	ACN	Equity
Acorda Therapeutics, Inc.	ACOR	Equity
ACRES Commercial Realty Corp.	ACR	Equity
Ares Commercial Real Estate Corporation	ACRE	Equity
Aclaris Therapeutics,Inc.	ACRS	Equity
AcelRx Pharmaceuticals Inc	ACRX	Equity
ACACIA RESEARCH CORPORATION	ACTG	Equity
iShares MSCI ACWI Index Fund	ACWI	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Adaptimmune Therapeutics PLC	ADAP	Equity
ADOBE SYSTEMS INC.	ADBE	Equity
ANALOG DEVICES INC	ADI	Equity
ARCHER DANIELS MIDLAND COMPANY	ADM	Equity
ADMA Biologics Inc	ADMA	Equity
Adamis Pharmaceuticals Corporation	ADMP	Equity
Adamas Pharmaceuticals, Inc.	ADMS	Equity
Advent Technologies Holdings, Inc.	ADN	Equity
Adient plc	ADNT	Equity
AUTOMATIC DATA PROCESSINGINC	ADP	Equity
Adaptive Biotechnologies Corp	ADPT	Equity
ALLIANCE DATA SYSTEMS CORP.	ADS	Equity
AUTODESK, INC.	ADSK	Equity
ADT Inc.	ADT	Equity
ADTRAN, INC.	ADTN	Equity
ADITX THERAPEUTICS, INC.	ADTX	Equity
Addus HomeCare Corporation	ADUS	Equity
Advantage Solutions Inc.	ADV	Equity
Adverum Biotechnologies, Inc.	ADVM	Equity
AMEREN CORPORATION	AEE	Equity
AEGON N.V.	AEG	Equity
Advanced Energy Industries, Inc.	AEIS	Equity
AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY	AEL	Equity
AGNICO-EAGLE MINES LTD.	AEM	Equity
AMERICAN EAGLE OUTFITTERS, INC.	AEO	Equity
AMERICAN ELECTRIC POWER COMPANY, INC.	AEP	Equity
AerCap Holdings NV	AER	Equity
Aerie Pharmaceuticals, Inc.	AERI	Equity
AES CORP.	AES	Equity
Aeva Technologies, Inc.	AEVA	Equity
AMERICAN FINANCIAL GROUP	AFG	Equity
Armstrong Flooring, Inc.	AFI	Equity
AFLAC INC.	AFL	Equity
Affimed N.V.	AFMD	Equity
AFFIRM HOLDINGS, INC.	AFRM	Equity
CSOP FTSE China A50 ETF	AFTY	ETF
First Majestic Silver Corp	AG	Equity
ALTIMETER GROWTH CORP	AGC	Equity
ALTIMETER GROWTH CORP	AGCB	Equity
AGCO CORPORATION	AGCO	Equity
Agenus Inc.	AGEN	Equity
iShares Core U.S. Aggregate Bond ETF	AGG	ETF
ALAMOS GOLD INC	AGI	Equity
Agios Pharmaceuticals Inc	AGIO	Equity
AGNC Investment Corp.	AGNC	Equity
ASSURED GUARANTY LTD.	AGO	Equity
PROSHARES ULTRA SILVER	AGQ	ETF
AdecoAgro S.A.	AGRO	Equity
Agile Therapeutics, Inc.	AGRX	Equity
PLAYAGS INC	AGS	Equity
Applied Genetic Technologies Corp	AGTC	Equity
Argan Inc	AGX	Equity
ADAPTHEALTH CORP.	AHCO	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Armada Hoffler Properties, Inc.	AHH	Equity
Ashford Hospitality Trust, Inc.	AHT	Equity
C3.ai, Inc.	AI	Equity
AMERICAN INTERNATIONAL GROUP, INC.	AIG	Equity
Apollo Investment Corporation	AINV	Equity
AAR Corp.	AIR	Equity
APARTMENT INCOME REIT CORP	AIRC	Equity
Airgain Inc	AIRG	Equity
Apartment Investment and Management Company	AIV	Equity
Assurant Inc.	AIZ	Equity
AJAX I	AJAX	Equity
ARTHUR J. GALLAGHER & CO.	AJG	Equity
Aerojet Rocketdyne Holdings, Inc.	AJRD	Equity
AKAMAI TECHNOLOGIES, INC.	AKAM	Equity
Akebia Therapeutics, Inc.	AKBA	Equity
AKERO THERAPEUTICS, INC.	AKRO	Equity
AKOUSTIS TECHNOLOGIES, INC	AKTS	Equity
Air Lease Corp	AL	Equity
Albemarle Corporation	ALB	Equity
Albireo Pharma, Inc	ALBO	Equity
ALCON INC	ALC	Equity
ALDEYRA THERAPEUTICS, INC.	ALDX	Equity
ALECTOR INC.	ALEC	Equity
ALLEGRO MICROSYSTEMS, INC.	ALGM	Equity
ALIGN TECHNOLOGY INC.	ALGN	Equity
Allegiant Travel Company	ALGT	Equity
ALASKA AIR GROUP INC	ALK	Equity
ALKERMES PLC	ALKS	Equity
THE ALLSTATE CORPORATION	ALL	Equity
ALLEGION PLC	ALLE	Equity
Allakos Inc	ALLK	Equity
Allogene Therapeutics, Inc.	ALLO	Equity
Allot Communications Ltd	ALLT	Equity
ALLY FINANCIAL INC.	ALLY	Equity
ALNYLAM PHARMACEUTICALS INC	ALNY	Equity
ALPINE IMMUNE SCIENCES, INC.	ALPN	Equity
Alarm.Com Holdings, Inc.	ALRM	Equity
Alaska Communications Systems Group, Inc.	ALSK	Equity
Allison Transmission Holdings, Inc.	ALSN	Equity
Altimmune, Inc.	ALT	Equity
Alto Ingredients, Inc.	ALTO	Equity
ALUSSA ENERGY ACQUISITION CORP	ALUS	Equity
Autoliv, Inc	ALV	Equity
ALEXION PHARMACEUTICALS, INC.	ALXN	Equity
Antero Midstream Partners LP	AM	Equity
APPLIED MATERIALS, INC.	AMAT	Equity
AMBARELLA, INC.	AMBA	Equity
AMBAC FINANCIAL GROUP, INC.	AMBC	Equity
AMC ENTERTAINMENT HOLDINGS, INC.	AMC	Equity
AMCOR PLC	AMCR	Equity
AMC Networks Inc.	AMCX	Equity
ADVANCED MICRO DEVICES, INC.	AMD	Equity
AMETEK, INC.	AME	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
AMEDISYS INC	AMED	Equity
AFFILIATED MANAGERS GROUP INC	AMG	Equity
AMGEN INC.	AMGN	Equity
American Homes 4 Rent	AMH	Equity
JP Morgan Alerian MLP Index ETN	AMJ	ETF
AMKOR TECHNOLOGY, INC.	AMKR	Equity
Alerian MLP ETF	AMLP	ETF
AMN Healthcare Services, Inc.	AMN	Equity
AMERIPRISE FINANCIAL INC	AMP	Equity
Ampio Pharmaceuticals Inc.	AMPE	Equity
Amphastar Pharmaceuticals, Inc.	AMPH	Equity
Amplify Energy Corporation	AMPY	Equity
Ameresco, Inc.	AMRC	Equity
AMARIN CORPORATION PLC	AMRN	Equity
Amyris, Inc.	AMRS	Equity
Amneal Pharmaceuticals, Inc.	AMRX	Equity
AMERICAN SUPERCONDUCTOR CORP	AMSC	Equity
AMERICAN TOWER CL A	AMT	Equity
AEMETIS, INC.	AMTX	Equity
American Woodmark Corp.	AMWD	Equity
AMERICAN WELL CORP	AMWL	Equity
America Movil S.A.B. de C.V.	AMX	Equity
InfraCap MLP ETF	AMZA	ETF
AMAZON.COM INC.	AMZN	Equity
AUTONATION, INC	AN	Equity
AnaptysBio, Inc.	ANAB	Equity
The Andersons, Inc.	ANDE	Equity
Arista Networks Inc	ANET	Equity
ABERCROMBIE & FITCH COMPANY	ANF	Equity
Angie's List, Inc.	ANGI	Equity
AngioDynamcis, Inc.	ANGO	Equity
ANIKA THERAPEUTICS INC.	ANIK	Equity
ANI Pharmaceuticals, Inc.	ANIP	Equity
ANIXA BIOSCIENCES, INC.	ANIX	Equity
ANSYS, Inc.	ANSS	Equity
AirNet Technology Inc.	ANTE	Equity
ANTHEM, INC.	ANTM	Equity
Aon plc	AON	Equity
ONE	AONE	Equity
A.O. Smith Corporation	AOS	Equity
Alpha & Omega Semiconductor, Ltd.	AOSL	Equity
AMERICAN OUTDOOR BRANDS, INC.	AOUT	Equity
APACHE CORPORATION	APA	Equity
Artisan Partners Asset Management, Inc.	APAM	Equity
AIR PRODUCTS AND CHEMICALS,INC	APD	Equity
American Public Education, Inc.	APEI	Equity
APOLLO ENDOSURGERY INC	APEN	Equity
API GROUP CORPORATION	APG	Equity
Amphenol Corporation	APH	Equity
AGORA, INC.	API	Equity
Apple Hospitality REIT, Inc.	APLE	Equity
Apellis Pharmaceuticals Inc	APLS	Equity
APPLIED THERAPEUTICS, INC.	APLT	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Apollo Global Management LLC	APO	Equity
Apogee Enterprises, Inc.	APOG	Equity
AppHarvest, Inc.	APPH	Equity
Appian Corporation	APPN	Equity
Digital Turbine, Inc.	APPS	Equity
APREA THERAPEUTICS, INC.	APRE	Equity
Blue Apron Holdings, Inc.	APRN	Equity
ALPHA PRO TECH LTD.	APT	Equity
Aptose Biosciences Inc	APTO	Equity
Preferred Apartment Communities, Inc.	APTS	Equity
Aptiv PLC	APTV	Equity
APTINYX INC	APTX	Equity
APEX TECHNOLOGY COMPANY	APXT	Equity
AQUABOUNTY TECHNOLOGIES, INC	AQB	Equity
Aqua Metals, Inc.	AQMS	Equity
ALGONQUIN POWER & UTILITIES CORP	AQN	Equity
AQUESTIVE THERAPEUTICS, INC.	AQST	Equity
Evoqua Water Technologies Corp.	AQUA	Equity
ANTERO RESOURCES CORPORATION	AR	Equity
Accuray Incorporated	ARAY	Equity
ARCBEST CORPORATION	ARCB	Equity
Ares Capital Corporation	ARCC	Equity
Arch Coal, Inc.	ARCH	Equity
ARCOS DORADOS HOLDINGS INC. CLA	ARCO	Equity
Arcturus Therapeutics Holdings Inc.	ARCT	Equity
Ardelyx, Inc.	ARDX	Equity
Alexandria Real Estate Equities, Inc.	ARE	Equity
AMERICAN RESOURCES CORP	AREC	Equity
Ares Management, L.P.	ARES	Equity
argenx SE	ARGX	Equity
Apollo Commercial Real Estate Finance, Inc.	ARI	Equity
ARK FINTECH INNOVATION	ARKF	ETF
ARK GENOMIC REVOLUTION ETF	ARKG	ETF
ARK Innovation ETF	ARKK	ETF
ARK AUTONOMOUS TECH & ROBOTICS	ARKQ	ETF
ARK Next Generation Internet ETF	ARKW	ETF
ARK SPACE EXPLORATION & INNOVATION ETF	ARKX	ETF
Arlo Technologies, Inc.	ARLO	Equity
ALLIANCE RESOURCE PARTNERS	ARLP	Equity
Aramark	ARMK	Equity
ARENA PHARMACEUTICALS, INC.	ARNA	Equity
Arconic Inc.	ARNC	Equity
Archrock, Inc.	AROC	Equity
ARCUTIS BIOTHERAPEUTICS INC	ARQT	Equity
ARMOUR Residential REIT, Inc.	ARR	Equity
ARRY TECHNOLOGIES, INC.	ARRY	Equity
Arrival	ARVL	Equity
Arvinas,inc	ARVN	Equity
ARROW ELECTRONICS INC.	ARW	Equity
ARROWHEAD RESEARCH CORP.	ARWR	Equity
ASA Gold and Precious Metals Limited	ASA	Equity
Asana, Inc.	ASAN	Equity
ASSOCIATED BANC CORP	ASB	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Ardmore Shipping Corporation	ASC	Equity
ASGN Inc.	ASGN	Equity
ASHLAND INC	ASH	Equity
Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	ASHR	ETF
Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	ASHS	ETF
AdvanSix Inc.	ASIX	Equity
Assembly Biosciences, Inc.	ASMB	Equity
ASML HOLDING NV	ASML	Equity
Ascendis Pharma A/S	ASND	Equity
ACADEMY SPORTS & OUTDOOR INC	ASO	Equity
ASPEN AEROGELS, INC.	ASPN	Equity
Altisource Portfolio Solutions SA	ASPS	Equity
Assertio Therapeutics, Inc.	ASRT	Equity
AST SpaceMobile, Inc.	ASTS	Equity
Asure Software, Inc.	ASUR	Equity
Asensus Surgical, Inc.	ASXC	Equity
Amtech Systems, Inc.	ASYS	Equity
Atlas Corporation	ATCO	Equity
ALPHATEC HOLDINGS INC	ATEC	Equity
A10 Networks, Inc.	ATEN	Equity
Aterian, Inc.	ATER	Equity
Anterix Inc	ATEX	Equity
Adtalem Global Education Inc.	ATGE	Equity
Athene Holding Ltd.	ATH	Equity
Autohome Inc (ADR)	ATHM	Equity
ATHERSYS, INC.	ATHX	Equity
Allegheny Technologies, Inc.	ATI	Equity
ATI Physical Therapy, Inc	FAII	Equity
ATI Physical Therapy, Inc	ATIP	Equity
Atkore International Group, Inc	ATKR	Equity
Actinium Pharmaceuticals, Inc.	ATNM	Equity
Athenex, Inc.	ATNX	Equity
Atmos Energy Corp	ATO	Equity
ATOMERA INCORPORATED	ATOM	Equity
Atossa Therapeutics, Inc.	ATOS	Equity
AptarGroup, Inc.	ATR	Equity
Atara Biotherapeutics, Inc.	ATRA	Equity
AtriCure Inc	ATRC	Equity
Antares Pharma Inc.	ATRS	Equity
Air Transport Services Group Inc.	ATSG	Equity
Altice USA, Inc.	ATUS	Equity
ACTIVISION BLIZZARD, INC.	ATVI	Equity
ANGLOGOLD ASHANTI LTD.	AU	Equity
Audacy, Inc.	AUD	Equity
AUDIOCODES LTD.	AUDC	Equity
Aurinia Pharmaceuticals Inc.	AUPH	Equity
AutoWeb, Inc.	AUTO	Equity
YAMANA GOLD, INC.	AUY	Equity
Aerovironment Inc	AVAV	Equity
AVALONBAY COMMUNITIES INC	AVB	Equity
AMERICAN VIRTUAL CLOUD TECHNOLOGIES INC	AVCT	Equity
American Vanguard Corp.	AVD	Equity
Avadel Pharmaceuticals plc	AVDL	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
AVEO Pharmaceuticals, Inc.	AVEO	Equity
Broadcom Inc.	AVGO	Equity
AVID TECHNOLOGY,INC	AVID	Equity
Avalara, Inc.	AVLR	Equity
Avanos Medical, Inc.	AVNS	Equity
Avient Corporation	AVNT	Equity
AVROBIO INC	AVRO	Equity
AVNET INC	AVT	Equity
Avantor, Inc.	AVTR	Equity
Anavex Life Sciences Corp.	AVXL	Equity
AVERY DENNISON CORP.	AVY	Equity
Avaya Holdings Corp.	AVYA	Equity
ETFMG TRAVEL TECH ETF	AWAY	ETF
Aspira Women's Health Inc.	AWH	Equity
Armstrong World Industries, Inc.	AWI	Equity
American Water Works Co., Inc.	AWK	Equity
Axos Financial, Inc.	AX	Equity
ABRAXAS PETROLEUM CORPORATION	AXAS	Equity
ACCELERATE DIAGNOSTICS, INC.	AXDX	Equity
AxoGen, Inc.	AXGN	Equity
AMERICAN AXLE & MFG. HLDNGS	AXL	Equity
Axonics Modulation Technologies Inc	AXNX	Equity
Axon Enterprise, Inc	AXON	Equity
AMERICAN EXPRESS COMPANY	AXP	Equity
AXIS CAPITAL HOLDINGS LIMITED	AXS	Equity
Axsome Therapeutics, Inc.	AXSM	Equity
Axalta Coating Systems Ltd.	AXTA	Equity
AXT, Inc.	AXTI	Equity
Alexco Resource Corporation	AXU	Equity
Atlantica Yield plc	AY	Equity
Acuity Brands, Inc.	AYI	Equity
AYRO, INC.	AYRO	Equity
Alteryx, Inc.	AYX	Equity
AZEK COMPANY INC	AZEK	Equity
ASTRAZENECA	AZN	Equity
AUTOZONE, INC.	AZO	Equity
Aspen Technology, Inc.	AZPN	Equity
Azul S.A.	AZUL	Equity
AZZ Incorporated	AZZ	Equity
THE BOEING COMPANY	BA	Equity
ALIBABA GROUP HOLDING LTD	BABA	Equity
BANK OF AMERICA CORPORATION	BAC	Equity
Booz Allen Hamilton Holding Corporation	BAH	Equity
Bally's Corporation	BALY	Equity
Brookfield Asset Management Inc	BAM	Equity
Banc of California, Inc.	BANC	Equity
BANDWIDTH, INC	BAND	Equity
Credicorp Ltd.	BAP	Equity
The Original BARK Company	BARK	Equity
Liberty Media Corporation (Series C) Liberty Brave	BATRK	Equity
BAXTER INTERNATIONAL INC.	BAX	Equity
Blackberry Limited	BB	Equity
BBVA Banco Frances S.A	BBAR	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
BED BATH & BEYOND INC.	BBBY	Equity
BANCO BRADESCO S.A.	BBD	Equity
Barings BDC, Inc.	BBDC	Equity
Market Vectors Biotech ETF	BBH	ETF
VINCO VENTURES, INC.	BBIG	Equity
BridgeBio Pharma Inc	BBIO	Equity
BHP Billiton Plc	BBL	Equity
Barrett Business Services Inc.	BBSI	Equity
BANCO BILBAO VIZCAYA	BBVA	Equity
Build-A-Bear Workshop, Inc	BBW	Equity
BEST BUY COMPANY, INC.	BBY	Equity
BRUNSWICK CORP	BC	Equity
Boise Cascade Company	BCC	Equity
BCE INC	BCE	Equity
Bonanza Creek Energy, Inc.	BCEI	Equity
ATRECA, INC.	BCEL	Equity
Brainstorm Cell Therapeutics Inc.	BCLI	Equity
THE BRINK'S COMPANY	BCO	Equity
Blucora, Inc.	BCOR	Equity
Brightcove Inc	BCOV	Equity
Balchem Corporation	BCPC	Equity
BIOCRYST PHARMACEUTICAS INC	BCRX	Equity
BARCLAYS PLC	BCS	Equity
BAIN CAPITAL SPECIALTY FINANCE, INC.	BCSF	Equity
Belden Inc.	BDC	Equity
Brandywine Realty Trust	BDN	Equity
BioDelivery Sciences International, Inc.	BDSI	Equity
BECTON, DICKINSON AND CO	BDX	Equity
Bloom Energy Corporation	BE	Equity
BEAM THERAPEUTICS, INC.	BEAM	Equity
BEACON ROOFING SUPPLY, INC	BECN	Equity
BEAM GLOBAL	BEEM	Equity
E Holdings Inc	BEKE	Equity
FRANKLIN RESOURCES INC.	BEN	Equity
BROOKFIELD RENEWABLE PARTNERS LP	BEP	Equity
BROOKFIELD RENEWABLE CORPORATION	BEPC	Equity
Berry Plastics Group Inc.	BERY	Equity
BEST Inc.	BEST	Equity
Roundhill Sports Betting & iGaming ETF	BETZ	Equity
Bright Horizons Family Solutions Inc	BFAM	Equity
Brown Forman Corporation Cl. B (150 shrs)	BFB	Equity
BURGERFI INTERNATIONAL, INC.	BFI	Equity
Butterfly Network, Inc.	BFLY	Equity
BUNGE LIMITED	BG	Equity
BGC Partners Inc	BGCP	Equity
Big 5 Sporting Goods Corp.	BGFV	Equity
BeiGene, Ltd.	BGNE	Equity
B&G Foods Inc.	BGS	Equity
Bausch Health Companies Inc.	BHC	Equity
Brighthouse Financial, Inc.	BHF	Equity
Berkshire Hills Bancorp Inc	BHLB	Equity
BHP BILLITON LIMITED	BHP	Equity
Braemar Hotels & Resorts Inc.	BHR	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Biohaven Pharmaceutical Holding Company Ltd.	BHVN	Equity
PROSHARES ULTRA NASDAQ BIOTECHNOLOGY	BIB	ETF
BAIDU, INC.	BIDU	Equity
BIG LOTS INC.	BIG	Equity
BigCommerce Holdings, Inc.	BIGC	Equity
BIOGEN IDEC INC.	BIIB	Equity
SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	BIL	ETF
Bilibili Inc.	BILI	Equity
Bill.com Holdings Inc	BILL	Equity
Bio-Rad Laboratories, Inc.	BIO	Equity
BIOCEPT INC	BIOC	Equity
Brookfield Infrastructure Partners L.P.	BIP	Equity
PROSHARES ULTRASHORT NASDAQ BIOTECH	BIS	ETF
BJ's Warehouse Holdings, Inc.	BJ	Equity
BJ S RESTAURANTS INC	BJRI	Equity
THE BANK OF NEW YORK MELLON CORPORATION	BK	Equity
Brookdale Senior Living Inc	BKD	Equity
The Buckle, Inc.	BKE	Equity
Blueknight Energy Partners, L.P.	BKEP	Equity
iShares MSCI BRIC ETF	BKF	Equity
BLACK HILLS CORPORATION	BKH	Equity
Black Knight Inc	BKI	Equity
PowerShares Senior Loan (ETF)	BKLN	ETF
Booking Holdings Inc.	BKNG	Equity
Baker Hughes Company	BKR	Equity
BIO-KEY INTERNATIONAL, INC.	BKYI	Equity
BlackLine Inc	BL	Equity
Siren Nasdaq NexGen Economy ETF	BLCN	ETF
TopBuild Corp.	BLD	Equity
Blade Air Mobility, Inc.	BLDE	Equity
BALLARD POWER SYSTEMS INC	BLDP	Equity
Builders FirstSource Inc.	BLDR	Equity
BioLife Solutions, Inc	BLFS	Equity
BERKELEY LIGHTS INC	BLI	Equity
BLACKROCK INC	BLK	Equity
Blackbaud Inc.	BLKB	Equity
Ball Corporation	BLL	Equity
Bloomin Brands Inc.	BLMN	Equity
Blink Charing Co	BLNK	Equity
Amplify Transformational Data Sharing ETF	BLOK	ETF
bluebird bio Inc	BLUE	Equity
Banco Macro S.A.	BMA	Equity
Bumble Inc.	BMBL	Equity
Bank of Montreal	BMO	Equity
Biomerica Inc	BMRA	Equity
BIOMARIN PHARMACEUTICAL INC.	BMRN	Equity
BRISTOL-MYERS SQUIBB COMPANY	BMY	Equity
Vanguard Total Bond Market ETF	BND	ETF
Barnes & Noble Education, Inc.	BNED	Equity
BENEFITFOCUS, INC.	BNFT	Equity
BIONANO GENOMICS, INC.	BNGO	Equity
United States Brent Oil ETF	BNO	ETF
Bank of Nova Scotia	BNS	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
BioNTech SE	BNTX	Equity
PROSHARES ULTRA DJ-UBS NATURAL GAS	BOIL	ETF
Bok Financial Corporation	BOKF	Equity
DMC Global Inc.	BOOM	Equity
Boot Barn Holdings, Inc.	BOOT	Equity
Global X Robotics & Artfcl Intllgnc ETF	BOTZ	ETF
BOWX ACQUISITION CORP	BOWX	Equity
Box, Inc.	BOX	Equity
BP PLC	BP	Equity
Boston Private Financial Holdings Inc.	BPFH	Equity
Blueprint Medicines Corporation	BPMC	Equity
BP Midstream Partners LP	BPMP	Equity
Popular Inc. (10 shrs)	BPOP	Equity
BP PRUDHOE BAY ROYALTY TRUST	BPT	Equity
Brookfield Property Partners L.P.	BPY	Equity
BOQII HOLDING LIMITED SPONSORED ADR	BQ	Equity
Broadridge Financial Solutions, Inc.	BR	Equity
BellRing Brands Inc	BRBR	Equity
Market Vectors Brazil Small Cap ETF	BRF	ETF
BRF - Brasil Foods SA	BRFS	Equity
Bluerock Residential Growth REIT, Inc.	BRG	Equity
BERKSHIRE HATHAWAY INC.	BRKB	Equity
Bruker Corporation	BRKR	Equity
Brooks Automation, Inc.	BRKS	Equity
BROADMARK REALTY CAPITAL INC	BRMK	Equity
BROWN & BROWN, INC	BRO	Equity
BRP GROUP, INC.	BRP	Equity
Brixmor Property Group Inc	BRX	Equity
Direxion Daily Brazil Bull 3X ETF	BRZU	ETF
Banco Santander Brasil SA	BSBR	Equity
Bassett Furniture Industries Inc	BSET	Equity
BioSig Technologies, Inc.	BSGM	Equity
BRIGHTSPHERE INVESTMENT GROUP INC	BSIG	Equity
Black Stone Minerals L.P.	BSM	Equity
BSQUARE Corp.	BSQR	Equity
BOSTON SCIENTIFIC CORPORATION	BSX	Equity
BioXcel Therapeutics Inc.	BTAI	Equity
BURGUNDY TECHNOLOGY ACQUISITION CORP.	BTAQ	Equity
BIT DIGITAL, INC.	BTBT	Equity
BIT Mining Limited	BTCM	Equity
B2Gold Corp.	BTG	Equity
British American Tobacco PLC	BTI	Equity
Peabody Energy Corporation	BTU	Equity
BRIDGETOWN HOLDINGS LIMITED	BTWN	Equity
Anheuser-Busch InBev	BUD	Equity
Burlington Stores Inc	BURL	Equity
VANECK VECTORS SOCIAL SENTIMENT ETF	BUZZ	ETF
COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	BVN	Equity
Babcock & Wilcox Enterprises, Inc.	BW	Equity
BORGWARNER INC.	BWA	Equity
BETTER WORLD ACQUISITION CORP.	BWAC	Equity
BROADWIND, INC.	BWEN	Equity
BWX Technologies, Inc.	BWXT	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
THE BLACKSTONE GROUP LP	BX	Equity
BlueLinx Holdings Inc	BXC	Equity
Blackstone Mortgage Trust, Inc.	BXMT	Equity
BOSTON PROPERTIES INC	BXP	Equity
Baudax Bio Inc	BXRX	Equity
BOYD GAMING CORP.	BYD	Equity
Beyond Meat, Inc.	BYND	Equity
BEAZER HOMES USA INC.	BZH	Equity
ProShares UltraShort MSCI Brazil Capped	BZQ	ETF
Baozun Inc.	BZUN	Equity
CITIGROUP, INC.	C	Equity
China Automotive Systems Inc	CAAS	Equity
Credit Acceptance Corp.	CACC	Equity
CACI INTERNATIONAL, INC.	CACI	Equity
Cadence Bancorporation	CADE	Equity
CAE Inc	CAE	Equity
ConAgra Brands, Inc.	CAG	Equity
CARDINAL HEALTH INC	CAH	Equity
CAI International, Inc.	CAI	Equity
Cannon Inc-Spons ADR	CAJ	Equity
THE CHEESECAKE FACTORY	CAKE	Equity
Caleres, Inc.	CAL	Equity
Calithera Biosciences, Inc.	CALA	Equity
Cal-Maine Foods, Inc.	CALM	Equity
Calix, Inc.	CALX	Equity
CalAmp Corp	CAMP	Equity
Camtek Ltd.	CAMT	Equity
CANAAN INC. SPONSORED ADR	CAN	Equity
Teucrium Sugar	CANE	ETF
Cano Health, Inc.	CANO	Equity
CROSSAMERICA PARTNERS LP	CAPL	Equity
Capricor Therapeutics, Inc.	CAPR	Equity
Avis Budget Group Inc	CAR	Equity
Cara Therapeutics Inc.	CARA	Equity
CarGurus, Inc.	CARG	Equity
Carrier Global Corporation	CARR	Equity
Cars.com Inc.	CARS	Equity
Casa Systems, Inc.	CASA	Equity
Meta Financial Group, Inc.	CASH	Equity
Casey's General Stores, Inc.	CASY	Equity
CATERPILLAR INC.	CAT	Equity
CATABASIS PHARMACEUTICALS INC	CATB	Equity
Chubb Limited	CB	Equity
CBAK ENERGY TECHNOLOGY, INC.	CBAT	Equity
CymaBay Therapeutics, Inc.	CBAY	Equity
Cincinnati Bell Inc.	CBB	Equity
Companhia Brasileira de Distribuicao	CBD	Equity
Catalyst Biosciences, Inc.	CBIO	Equity
CBOE HOLDINGS, INC.	CBOE	Equity
CBRE Group, Inc.	CBRE	Equity
Cracker Barrel Old Country Store	CBRL	Equity
CABOT CORPORATION	CBT	Equity
The Chemours Company	CC	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CITIC CAPITAL ACQUISITION CORP.	CCAC	Equity
Coca-Cola European Partners plc	CCEP	Equity
CROWN CASTLE INTER.	CCI	Equity
Churchill Capital Corp IV	CCIV	Equity
CAMECO CORPORATION	CCJ	Equity
CROWN HOLDINGS INC.	CCK	Equity
CARNIVAL CORPORATION	CCL	Equity
CSI Compressco LP	CCLP	Equity
Cabot Microelectronics Corporation	CCMP	Equity
Clear Channel Outdoor HLD Inc CL. A	CCO	Equity
Cogent Communications Holdings, Inc.	CCOI	Equity
Cross Country Healthcare, Inc.	CCRN	Equity
Century Communities, Inc.	CCS	Equity
CHEMOCENTRYX, INC.	CCXI	Equity
CHINDATA GROUP HOLDINGS LIMITED	CD	Equity
Ceridian HCM Holding Inc	CDAY	Equity
COEUR d' ALENE MINES CORP	CDE	Equity
Centennial Resource Development, Inc.	CDEV	Equity
CDK GLOBAL, INC.	CDK	Equity
Cardlytics Inc	CDLX	Equity
Avid Bioservices, Inc.	CDMO	Equity
CareDx, Inc	CDNA	Equity
CADENCE DESIGN SYSTEMS, I	CDNS	Equity
Cedar Realty Trust, Inc	CDR	Equity
CDW CORPORATION	CDW	Equity
ChromaDex Corporation	CDXC	Equity
Codexis Inc.	CDXS	Equity
Cadiz Inc.	CDZI	Equity
CELANESE CORPORATION	CE	Equity
CECO Environmental Corp.	CECE	Equity
CONSOL Energy Inc	CEIX	Equity
Celsius Holdings, Inc.	CELH	Equity
Chembio Diagnostics, Inc.	CEMI	Equity
CENTURY ALUMINUM COMPANY	CENX	Equity
CRESTWOOD EQUITY PARTNERS LP	CEQP	Equity
Cerecor Inc.	CERC	Equity
CERNER CORPORATION	CERN	Equity
CERUS CORPORATION	CERS	Equity
CERTARA, INC.	CERT	Equity
Ceva Inc	CEVA	Equity
CF INDUSTRIES HOLDINGS, INC.	CF	Equity
CF FINANCE ACQUISITION CORP	CFAC	Equity
Capitol Federal Financial	CFFN	Equity
Citizens Financial Group, Inc.	CFG	Equity
CULLEN/FROST BANKERS INC.	CFR	Equity
CONTRAFECT CORP.	CFRX	Equity
Colfax Corporation	CFX	Equity
The Carlyle Group LP	CG	Equity
Canopy Growth Corporation	CGC	Equity
Compugen Ltd.	CGEN	Equity
COGNYTE SOFTWARE LTD	CGNT	Equity
COGNEX CORPORATION	CGNX	Equity
Capstone Green Energy Corporation	CGRN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Direxion Dly CSI 300 Chn A Shr Br 1X ETF	CHAD	ETF
Direxion Dly CSI 300 Chn A Shr Br 2X ETF	CHAU	ETF
CHURCH & DWIGHT CO.	CHD	Equity
Churchill Downs, Inc.	CHDN	Equity
Chemed Corporation	CHE	Equity
Chefs' Warehouse Inc/The	CHEF	Equity
CHEGG, INC	CHGG	Equity
Choice Hotels International Inc.	CHH	Equity
Global X MSCI China Consumer Discretionary ETF	CHIQ	Equity
Global X China Financials ETF	CHIX	ETF
CHECK POINT SOFTWARE TECHNOLOGIES LTD.	CHKP	Equity
CHIASMA INC	CHMA	Equity
Change Healthcare Inc	CHNG	Equity
ChargePoint Holdings, Inc.	CHPT	Equity
Coherus BioSciences, Inc.	CHRS	Equity
CH ROBINSON WORLDWIDE INC.	CHRW	Equity
CHICO'S FAS, INC.	CHS	Equity
Charter Communications Inc. Cl A	CHTR	Equity
CHUY'S HOLDINGS, INC.	CHUY	Equity
Chewy, Inc.	CHWY	Equity
ChampionX Corporation	CHX	Equity
CIGNA CORPORATION	CI	Equity
Citizens Inc.	CIA	Equity
First Trust NASDAQ Cybersecurity ETF	CIBR	ETF
CIENA CORPORATION	CIEN	Equity
Companhia Energetica de Minas Gerais - CEMIG (125)	CIG	Equity
CHIMERA INVESTMENT CORPORATION	CIM	Equity
Cincinnati Financial Corp.	CINF	Equity
CIRCOR International, Inc.	CIR	Equity
CIT Group, Inc.	CIT	Equity
Civista BancShares Inc	CIVB	Equity
COLGATE-PALMOLIVE COMPANY	CL	Equity
Clarus Corporation	CLAR	Equity
Core Laboratories N.V.	CLB	Equity
Caladrius Biosciences, Inc.	CLBS	Equity
Cloudera, Inc.	CLDR	Equity
Chatham Lodging Trust	CLDT	Equity
Celldex Therapeutics, Inc.	CLDX	Equity
CLIFFS NATURAL RESOURCES INC.	CLF	Equity
Clearfield, Inc.	CLFD	Equity
CLEAN HARBORS INC	CLH	Equity
CLIMATE CHANGE CRISIS	CLII	Equity
ClearSign Combustion Corporation	CLIR	Equity
Cellectis S.A.	CLLS	Equity
Calumet Specialty Products Partners, L.P.	CLMT	Equity
CLEAN ENERGY FUELS CORPORATION	CLNE	Equity
Global X Cloud Computing ETF Global X Cloud Computing ETF	CLOU	ETF
Clover Health Investments, Corporation	CLOV	Equity
CONTINENTAL RESOURCES, INC.	CLR	Equity
Celestica, Inc.	CLS	Equity
Clearside Biomedical, Inc.	CLSD	Equity
CleanSpark, Inc.	CLSK	Equity
CELSION CORPORATION	CLSN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Clever Leaves Holdings Inc.	CLVR	Equity
CLOVIS ONCOLOGY, INC.	CLVS	Equity
Clarivate Plc	CLVT	Equity
Clearwater Paper Corporation	CLW	Equity
CLOROX CO	CLX	Equity
Canadian Imperial Bank of Commerce	CM	Equity
COMERICA, INC.	CMA	Equity
COMMERCIAL METALS COMPANY	CMC	Equity
Cheetah Mobile Inc.	CMCM	Equity
COMCAST CORPORATION	CMCSA	Equity
CME GROUP INC.	CME	Equity
CHIPOTLE MEXICAN GRILL, INC.	CMG	Equity
CUMMINS INC.	CMI	Equity
CM LIFE SCIENCES, INC	CMLF	Equity
Capstead Mortgage Corp	CMO	Equity
Compass Minerals International, Inc.	CMP	Equity
CIMPRESS N.V.	CMPR	Equity
COMPASS PATHWAYS PLC	CMPS	Equity
Costamare Inc.	CMRE	Equity
CHIMERIX, INC.	CMRX	Equity
CMS ENERGY CORPORATION	CMS	Equity
COMTECH TELECOMMUNICATION	CMTL	Equity
CENTENE CORP	CNC	Equity
Concert Pharmaceuticals, Inc.	CNCE	Equity
Conduent Incorporated	CNDT	Equity
Chinanet Online Holdings, Inc.	CNET	Equity
CNH Industrial N.V.	CNHI	Equity
CANADIAN NATIONAL RAILWAY	CNI	Equity
Cinemark Holdings, Inc.	CNK	Equity
Cannae Holdings, Inc.	CNNE	Equity
CNO Financial Group, Inc.	CNO	Equity
CENTERPOINT ENERGY, INC.	CNP	Equity
CANADIAN NATURAL RESOURCES LIMITED	CNQ	Equity
Cornerstone Building Brands, Inc.	CNR	Equity
Consolidated Communications Holdings, Inc.	CNSL	Equity
Constellation Pharmaceuticals, Inc	CNST	Equity
Century Casinos, Inc.	CNTY	Equity
CNX Resources Corporation	CNX	Equity
iShare MSCI China A ETF	CNYA	ETF
Global Cord Blood Corporation	CO	Equity
Compass Diversified Holdings LLC	CODI	Equity
Co-Diagnostics, Inc.	CODX	Equity
CAPITAL ONE FINANCIAL CORPORATION	COF	Equity
CABOT OIL & GAS CORPORATION	COG	Equity
COHERENT,INC	COHR	Equity
Cohu, Inc.	COHU	Equity
Coinbase Global, Inc.	COIN	Equity
Americold Realty Trust	COLD	Equity
Collegium Pharmaceutical, Inc.	COLL	Equity
COLUMBIA SPORTWEAR CO.	COLM	Equity
COMMSCOPE HOLDING CO, INC.	COMM	Equity
COMSovereign Holding Corp.	COMS	Equity
CyrusOne Inc.	CONE	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Conn's, Inc.	CONN	Equity
CONX CORP.	CONX	Equity
Cooper Companies, Inc.	COO	Equity
Mr. Cooper Group Inc.	COOP	Equity
CONOCOPHILLIPS	COP	Equity
CoreSite Realty Corporation	COR	Equity
Core-Mark Holding Company, Inc.	CORE	Equity
TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	CORN	ETF
CorEnergy Infrastructure Trust, Inc.	CORR	Equity
Corcept Therapeutics Incorporated	CORT	Equity
COSTCO WHOLESALE CORPORATION	COST	Equity
COTY INC.	COTY	Equity
Coupa Software Incorporated	COUP	Equity
Cowen Group, Inc.	COWN	Equity
Canadian Pacific Railway Limited	CP	Equity
Copa Holdings SA	CPA	Equity
CAMPBELL SOUP CO	CPB	Equity
CALLON PETROLEUM COMPANY	CPE	Equity
Crescent Point Energy Corp.	CPG	Equity
COREPOINT LODGING INC	CPLG	Equity
Capital Product Partners LP	CPLP	Equity
Capri Holdings Limited (	CPRI	Equity
COPART INC	CPRT	Equity
CATALYST PHARMACEUTICAL PARTNES INC.	CPRX	Equity
CPS TECHNOLOGIES CORPORATION	CPSH	Equity
Camden Property Trust	CPT	Equity
Cheniere Energy Ptnrs L.P.	CQP	Equity
Crane Co.	CR	Equity
Corbus Pharmaceuticals Holdings, Inc.	CRBP	Equity
Cardiff Oncology, Inc.	CRDF	Equity
CREE, INC.	CREE	Equity
Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria	CRESY	Equity
CRH plc	CRH	Equity
CARTER'S , INC.	CRI	Equity
Curis Inc	CRIS	Equity
COMSTOCK RESOURCES INC.	CRK	Equity
Charles River Laboratories International, Inc.	CRL	Equity
SALESFORCE.COM, INC	CRM	Equity
CorMedix Inc.	CRMD	Equity
Cerence Inc.	CRNC	Equity
Ceragon Networks Ltd.	CRNT	Equity
Cronos Group Inc.	CRON	Equity
CROCS, INC.	CROX	Equity
CARPENTER TECHNOLOGY CORP.	CRS	Equity
CRISPR Therapeutics AG	CRSP	Equity
CORSAIR GAMING, INC.	CRSR	Equity
CRITEO SA	CRTO	Equity
CORTEXYME, INC.	CRTX	Equity
CIRRUS LOGIC INC.	CRUS	Equity
Corvus Pharmaceuticals, Inc.	CRVS	Equity
CrowdStrike Holdings, Inc.	CRWD	Equity
CryoLife Inc	CRY	Equity
CREDIT SUISSE GROUP AG	CS	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CISCO SYSTEMS, INC.	CSCO	Equity
LoopNet, Inc. (Merger)	CSGP	Equity
CSG Systems International Inc.	CSGS	Equity
Cardiovascular Systems Inc.	CSII	Equity
Canadian Solar Inc	CSIQ	Equity
CASTLIGHT HEALTH, INC.	CSLT	Equity
CORNERSTONE ONDEMAND, INC.	CSOD	Equity
Casper Sleep Inc.	CSPR	Equity
Centerspace	CSR	Equity
CAESARSTONE SDOT-YAM LTD.	CSTE	Equity
CASTLE BIOSCIENCES, INC.	CSTL	Equity
CONSTELLIUM N.V	CSTM	Equity
Carriage Services, Inc.	CSV	Equity
Capital Southwest Corp	CSWC	Equity
CSX CORPORATION	CSX	Equity
CINTAS CORP.	CTAS	Equity
Computer Task Group Incorporated	CTG	Equity
Cell Therapeutics, Inc. (20 Shrs)	CTIC	Equity
Cantaloupe, Inc.	CTLP	Equity
Catalent, Inc.	CTLT	Equity
CytomX Therapeutics, Inc.	CTMX	Equity
Custom Truck One Source, Inc.	CTOS	Equity
Citi Trends, Inc.	CTRN	Equity
COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH	Equity
CYTOSORBENTS CORPORATION	CTSO	Equity
Corteva, Inc.	CTVA	Equity
CITRIX SYSTEMS, INC.	CTXS	Equity
CubeSmart	CUBE	Equity
CUE BIOPHARMA INC	CUE	Equity
Carnival Corporation & Plc	CUK	Equity
Culp, Inc.	CULP	Equity
Direxion Daily Healthcare Bull 3X ETF	CURE	ETF
CURIOSITYSTREAM INC	CURI	Equity
CURO Group Holdings Corp.	CURO	Equity
CUTERA INC	CUTR	Equity
COVANTA HOLDING CORPORATION	CVA	Equity
CUREVAC N.V.	CVAC	Equity
Cenovus Energy Inc.	CVE	Equity
CIVEO CORPORATION	CVEO	Equity
Covetrus, Inc.	CVET	Equity
Commercial Vehicle Group, Inc.	CVGI	Equity
CALAVO GROWERS INC.	CVGW	Equity
CVR Energy, Inc.	CVI	Equity
Covenant Logistics Group, Inc.	CVLG	Equity
Commvault Systems Inc	CVLT	Equity
CEL-SCI Corporation	CVM	Equity
Carvana Co.	CVNA	Equity
CVS CAREMARK CORPORATION	CVS	Equity
CHEVRON CORPORATION	CVX	Equity
SPDR Barclays Convertible Secs ETF	CWB	ETF
Clearway Energy, Inc.	CWEN	Equity
Clearway Energy, Inc. Class A	CWENA	Equity
Camping World Holdings, Inc.	CWH	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Cushman Wakefield Plc	CWK	Equity
Casella Waste Systems Inc.	CWST	Equity
CEMEX, S.A.B. DE C.V.	CX	Equity
China XD Plastics Company Limited	CXDC	Equity
CORRECTIONS CORPORATION OF AMERICA	CXW	Equity
WisdomTree Chinese Yuan Strategy ETF	CYB	ETF
CYBERARK SOFTWARE, LTD.	CYBR	Equity
CYCLERION THERAPEUTICS,INC.	CYCN	Equity
China Yuchai International Limited	CYD	Equity
COMMUNITY HEALTH SYSTEMS, INC.	CYH	Equity
CryoPort, Inc	CYRX	Equity
CYTOKINETICS, INCORPORATED	CYTK	Equity
Caesars Entertainment Corporation	CZR	Equity
DOMINION RESOURCES	D	Equity
DANAOS CORPORATION	DAC	Equity
DADA NEXUS LTD.	DADA	Equity
DAKTRONICS INC.	DAKT	Equity
DELTA AIR LINES INC.	DAL	Equity
Dana Holding Corporation	DAN	Equity
YOUDAO INC	DAO	Equity
Darling International, Inc.	DAR	Equity
DoorDash, Inc.	DASH	Equity
DEUTSCHE BANK AG	DB	Equity
POWERSHARES DB AGRICULTURE	DBA	ETF
PowerShares DB Base Metals ETF	DBB	ETF
PoweShares DB Commodity Index Tracking Fund	DBC	ETF
DIEBOLD, INCORPORATED	DBD	Equity
Designer Brands Inc. (	DBI	Equity
PowerShares DB Oil Fund	DBO	ETF
DigitalBridge Group, Inc.	DBRG	Equity
DBV Technologies S.A.	DBVT	Equity
Dropbox, Inc.	DBX	Equity
Donaldson Company, Inc.	DCI	Equity
DCP Midstream, LP	DCP	Equity
Deciphera Pharmaceuticals, Inc.	DCPH	Equity
DECARBONIZATION PLUS ACQUISITION CORPORATION	DCRB	Equity
DUCK CREEK TECHNOLOGIES, INC.	DCT	Equity
DuPont de Nemours, Inc.	DD	Equity
3D SYSTEMS CORPORATION	DDD	Equity
ProShares Ultra Dow30	DDM	ETF
Datadog Inc	DDOG	Equity
DILLARD'S INC	DDS	Equity
DEERE & COMPANY	DE	Equity
DECKERS OUTDOOR CORPORATION	DECK	Equity
Douglas Emmett Inc	DEI	Equity
Dell Technologies, Inc.	DELL	Equity
WisdomTree Emerging Markets Eq Inc ETF	DEM	ETF
Denny's Corp.	DENN	Equity
DIAGEO PLC	DEO	Equity
Despegar.com, Corp.	DESP	Equity
WisdomTree Europe SmallCap Dividend Fund	DFE	ETF
Direxion Daily Aerospace & Defense Bull 3X Shares Direxion Daily Aerospace	DFEN	ETF
Donnelley Financial Solutions, Inc.	DFIN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
DISCOVER FINANCIAL SERVICES	DFS	Equity
DOLLAR GENERAL CORPORATION	DG	Equity
Digi International Inc	DGII	Equity
Digital Ally, Inc.	DGLY	Equity
iShares Core Dividend Growth ETF	DGRO	Equity
QUEST DIAGNOSTICS INC	DGX	Equity
Diversified Healthcare Trust (	DHC	Equity
DR HORTON INC.	DHI	Equity
DANAHER CORPORATION	DHR	Equity
DHT Holdings, Inc.	DHT	Equity
DHI Group, Inc.	DHX	Equity
SPDR DOW JONES INDUSTRIAL AVERAGE	DIA	ETF
ProShares Ultra Oil & Gas	DIG	ETF
DineEquity, Inc	DIN	Equity
Diodes Incorporated	DIOD	Equity
THE WALT DISNEY COMPANY	DIS	Equity
Discovery Communications, Inc. Class A	DISCA	Equity
Discovery Communications, Inc.	DISCK	Equity
DISH NETWORK CORPORATION	DISH	Equity
Delek US Holdings, Inc.	DK	Equity
Delek Logistics Partners LP	DKL	Equity
DraftKings Inc.	DKNG	Equity
DICK'S SPORTING GOODS INC.	DKS	Equity
DOLBY LABORATORIES, INC.	DLB	Equity
DLH HOLDINGS CORP.	DLHC	Equity
Dynagas LNG Partners LP	DLNG	Equity
Digital Realty Trust Inc	DLR	Equity
Duluth Holdings Inc.	DLTH	Equity
DOLLAR TREE, INC.	DLTR	Equity
DELUXE CORPORATION	DLX	Equity
Desktop Metal, Inc.	DM	Equity
Dorchester Minerals LP	DMLP	Equity
Digimarc Corporation	DMRC	Equity
DERMTECH, INC.	DMTK	Equity
DMY TECHNOLOGY GROUP, INC. III	DMYI	Equity
Dun & Bradstreet Holdings, Inc.	DNB	Equity
Denali Therapeutics Inc	DNLI	Equity
DANIMER SCIENTIFIC INC	DNMR	Equity
Denison Mines Corp.	DNN	Equity
NOW, INC.	DNOW	Equity
Physicians Realty Trust	DOC	Equity
Docusign Inc.	DOCU	Equity
ProShares Short Dow30	DOG	ETF
Domo, Inc.	DOMO	Equity
Masonite International Corporation	DOOR	Equity
DOVER CORPORATION	DOV	Equity
Dow Inc.	DOW	Equity
AMDOCS LTD	DOX	Equity
Douyu International Holdings Ltd	DOYU	Equity
Ault Global Holdings, Inc.	DPW	Equity
DOMINO'S PIZZA INC	DPZ	Equity
Daqo New Energy Corp	DQ	Equity
DRDGOLD Ltd.	DRD	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
DUKE REALTY CORP.	DRE	Equity
DARDEN RESTAURANTS, INC.	DRI	Equity
Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	DRIP	ETF
GLOBAL X AUTONOMOUS & ELECTRIC VEHICLES ETF	DRIV	ETF
Direxion Daily Real Estate Bull 3x ETF	DRN	ETF
Dicerna Pharmaceuticals, Inc.	DRNA	Equity
DRIL-QUIP INC	DRQ	Equity
DURECT Corporation	DRRX	Equity
Direxion Daily Real Estate Bear 3x ETF	DRV	ETF
Drive Shack Inc.	DS	Equity
Daseke, Inc.	DSKE	Equity
DoubleLine Income Solutions Fund	DSL	Equity
DIANA SHIPPING INC	DSX	Equity
Dynatrace Inc	DT	Equity
DTE Energy Company	DTE	Equity
DAVIDsTEA Inc.	DTEA	Equity
Precision BioSciences Inc	DTIL	Equity
ProShares UltraShort Oil & Gas	DUG	ETF
DUKE ENERGY CORPORATION	DUK	Equity
Direxion Daily Gold Miners Bear 3X Shares	DUST	ETF
DaVita HealthCare Partners Inc.	DVA	Equity
DYNAVAX TECHNOLOGIES CORPORATION	DVAX	Equity
DEVON ENERGY CORPORATION	DVN	Equity
ISHARES DJ SELECT DIVIDEND	DVY	ETF
Dynex Capital, Inc.	DX	Equity
DXC Technology Company	DXC	Equity
DexCom, Inc.	DXCM	Equity
ProShares UltraShort Dow30 (25 Shares)	DXD	ETF
WISDOMTREE JAPAN HEDGED EQUITY FUND	DXJ	ETF
DXP Enterprises, Inc.	DXPE	Equity
Dixie Group Inc.	DXYN	Equity
DYCOM INDUSTRIES INC.	DY	Equity
DYADIC INTERNATIONAL, INC.	DYAI	Equity
DZS INC.	DZSI	Equity
ENI SpA	E	Equity
ELECTRONIC ARTS INC.	EA	Equity
GrafTech International Ltd.	EAF	Equity
AURIS MEDICAL HOLDING LTD.	EARS	Equity
BRINKER INT'L, INC.	EAT	Equity
Eventbrite, Inc.	EB	Equity
EBAY INC.	EBAY	Equity
EASTERN BANKSHARES, INC.	EBC	Equity
Ebix, Inc.	EBIX	Equity
EBANG INTERNATIONAL HOLDINGS, INC.	EBON	Equity
Emergent Biosolutions, Inc.	EBS	Equity
Ecopetrol SA	EC	Equity
iShares MSCI Chile ETF	ECH	ETF
Echo Global Logistics, Inc.	ECHO	Equity
ECOLAB INC.	ECL	Equity
CHANNELADVISOR CORPORATION	ECOM	Equity
Encore Capital Group Inc	ECPG	Equity
CON EDISON	ED	Equity
EDAP TMS S.A.	EDAP	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Direxion Daily Emerging Markets Bull 3X Shares (20	EDC	ETF
Editas Medicine, Inc.	EDIT	Equity
NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	EDU	Equity
Direxion Daily Emerging Markets Bear 3X Share	EDZ	ETF
EURONET WORLDWIDE, INC.	EEFT	Equity
ISHARES MSCI EMERGING MARKETS INDEX	EEM	ETF
ProShares UltraShort MSCI Emerging Mkts	EEV	ETF
ISHARES MSCI EAFE INDEX	EFA	ETF
iShares Edge MSCI Min Vol EAFE	EFAV	ETF
Ellington Financial LLC	EFC	Equity
Enterprise Financial Services Corp	EFSC	Equity
EQUIFAX INC.	EFX	Equity
Egain Communications Corp.	EGAN	Equity
8x8 Inc	EGHT	Equity
ELDORADO GOLD CORPORATION	EGO	Equity
Eagle Pharmaceuticals Inc.	EGRX	Equity
VAALCO ENERGY INC	EGY	Equity
EHANG HOLDINGS LTD. SPONSORED ADR	EH	Equity
Encompass Health Corporation	EHC	Equity
eHealth, Inc.	EHTH	Equity
Eiger BioPharmaceuticals, Inc.	EIGR	Equity
EDISON INTERNATIONAL	EIX	Equity
EKSO BIONICS HOLDINGS, INC.	EKSO	Equity
THE EST	EL	Equity
Elanco Animal Health Incorporated	ELAN	Equity
e.l.f. Beauty, Inc.	ELF	Equity
ELOXX PHARMACEUTICALS, INC.	ELOX	Equity
Equity Lifestyle Properties, Inc.	ELS	Equity
ELEVATE CREDIT, INC	ELVT	Equity
CALLAWAY GOLF CO	ELY	Equity
eMagin Corporation	EMAN	Equity
iShares J.P. Morgan USD Emerging Markets Bond ETF	EMB	ETF
EMCORE Corporation	EMKR	Equity
VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	EMLC	ETF
EASTMAN CHEMICAL COMPANY	EMN	Equity
EMERSON ELECTRIC COMPANY	EMR	Equity
Enbridge Inc	ENB	Equity
ENABLE MIDSTREAM PARTNERS, LP	ENBL	Equity
ENDO HEALTH SOLUTIONS INC.	ENDP	Equity
ENGLOBAL CORPORATION	ENG	Equity
EnLink Midstream, LLC	ENLC	Equity
ENLIVEX THERAPEUTICS LTD.	ENLV	Equity
Enphase Energy Inc.	ENPH	Equity
Energizer Holdings, Inc.	ENR	Equity
Enersys	ENS	Equity
Enanta Pharmaceuticals, Inc.	ENTA	Equity
Entegris, Inc.	ENTG	Equity
Envestnet, Inc.	ENV	Equity
Enova International, Inc.	ENVA	Equity
ENZO BIOCHEM INC.	ENZ	Equity
EOG RESOURCES, INC.	EOG	Equity
Evolus, Inc.	EOLS	Equity
Eos Energy Enterprises, Inc.	EOSE	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Actuant Corporation	EPAC	Equity
EPAM Systems, Inc.	EPAM	Equity
Bottomline Technologies (de), Inc.	EPAY	Equity
Edgewell Personal Care Company	EPC	Equity
ENTERPRISE PRODUCTS PARTNERS L.P.	EPD	Equity
WisdomTree India Earning Fund	EPI	ETF
Evolution Petroleum Corporation	EPM	Equity
iShares MSCI Pacific ex Japan ETF	EPP	Equity
EPR Properties	EPR	Equity
ProShares UltraShort FTSE Europe	EPV	ETF
Epizyme, Inc.	EPZM	Equity
EQUITY COMMONWEALTH	EQC	Equity
AXA Equitable Holdings, Inc.	EQH	Equity
EQUINIX, INC.	EQIX	Equity
Equinor ASA	EQNR	Equity
DIGINEX LIMITED	EQOS	Equity
EQUITY RESIDENTIAL	EQR	Equity
EQT Corporation	EQT	Equity
Equinox Gold Corp.	EQX	Equity
Enerplus Corporation	ERF	Equity
Ericsson	ERIC	Equity
Energy Recovery Inc.	ERII	Equity
Embraer S.A.	ERJ	Equity
DIREXION DAILY ENERGY BULL 3X SHARES	ERX	ETF
Direxionshares Daily Energy Bear 3X Shares	ERY	ETF
Eversource Energy	ES	Equity
Escalade, Incorporated	ESCA	Equity
Eros STX Global Corporation	ESGC	Equity
Element Solutions Inc.	ESI	Equity
Essent Group Ltd.	ESNT	Equity
Esperion Therapeutics, Inc.	ESPR	Equity
Empire State Realty Trust, Inc.	ESRT	Equity
Essex Property Trust Inc.	ESS	Equity
Elastic N.V.	ESTC	Equity
EARTHSTONE ENERGY, INC.	ESTE	Equity
Energy Transfer LP	ET	Equity
Ethan Allen Interiors Inc.	ETH	Equity
EATON CORPORATION PLC	ETN	Equity
ENTERGY CORPORATION	ETR	Equity
Equitrans Midstream Corp	ETRN	Equity
Etsy,Inc.	ETSY	Equity
E2open Parent Holdings, Inc.	ETWO	Equity
iShares MSCI Europe Financials ETF	EUFN	ETF
PROSHARES ULTRASHORT EURO	EUO	ETF
Euronav NV	EURN	Equity
Enviva Partners, LP	EVA	Equity
Everbridge, Inc.	EVBG	Equity
Entravision Communications Corporation	EVC	Equity
EverQuote Inc	EVER	Equity
Evofem Biosciences, Inc.	EVFM	Equity
EVOGENE LTD	EVGN	Equity
Evolent Health, Inc.	EVH	Equity
Evoke Pharma, Inc.	EVOK	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Evercore Partners Inc.	EVR	Equity
Evergy, Inc.	EVRG	Equity
Everi Holdings Inc.	EVRI	Equity
EVERTEC, Inc.	EVTC	Equity
EDWARDS LIFESCIENCES CORP.	EW	Equity
ISHARES MSCI AUSTRALIA INDEX	EWA	ETF
EAST WEST BANCORP INC	EWBC	Equity
iShares Canada Index ETF	EWC	ETF
iShares MSCI Germany Index Fund ETF	EWG	ETF
ISHARES MSCI HONG KONG INDEX	EWH	ETF
iShares MSCI Italy Index Fund	EWI	ETF
ISHARES MSCI JAPAN INDEX	EWJ	ETF
ISHARES MSCI MALAYSIA INDEX ETF	EWM	ETF
iShares MSCI Spain Capped	EWP	ETF
iShares MSCI France	EWQ	ETF
iShares MSCI Singapore	EWS	ETF
ISHARES TAIWAN INDEX ETF	EWT	ETF
iShares MSCI United Kingdom Index ETF	EWU	ETF
ISHARES MSCI MEXICO CAPPED ETF	EWW	ETF
ISHARES MSCI SOUTH KOREA CAPPED INDEX	EWY	ETF
ISHARES MSCI BRAZIL CAPPED INDEX	EWZ	ETF
Exact Sciences Corp.	EXAS	Equity
EXELON CORPORATION	EXC	Equity
EXELIXIS, INC.	EXEL	Equity
Endeavour Silver Corp.	EXK	Equity
ExlService Holdings, Inc.	EXLS	Equity
EAGLE MATERIALS INC.	EXP	Equity
EXPEDITORS INTERNATIONAL	EXPD	Equity
EXPEDIA INC.	EXPE	Equity
eXp World Holdings, Inc.	EXPI	Equity
EXPRESS INC.	EXPR	Equity
Extra Space Storage Inc.	EXR	Equity
EXTREME METWORKS, INC.	EXTR	Equity
National Vision Holdings, Inc.	EYE	Equity
SECOND SIGHT MED PRODUCTS INC	EYES	Equity
EyePoint Pharmaceuticals, Inc.	EYPT	Equity
iShares MSCI South Africa Index	EZA	ETF
EZCORP, INC	EZPW	Equity
iShares MSCI Eurozone	EZU	ETF
FORD MOTOR COMPANY	F	Equity
First American Financial Corporation	FAF	Equity
DIAMONDBACK ENERGY, INC.	FANG	Equity
DIREXION DAILY FINANCIAL BULL 3X SHARES	FAS	ETF
FASTENAL COMPANY	FAST	Equity
Fate Therapeutics, Inc.	FATE	Equity
DIREXION DAILY FINANCIAL BEAR 3X SHARES	FAZ	ETF
FACEBOOK, INC.	FB	Equity
Flagstar Bancorp Inc.	FBC	Equity
Fortune Brands Home & Security Inc.	FBHS	Equity
FORTRESS BIOTECH, INC.	FBIO	Equity
FB Financial Corporation	FBK	Equity
First Bancorp	FBNC	Equity
First BanCorp	FBP	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Franklin Covey Co.	FC	Equity
FALCON CAPITAL ACQUISITION CORP	FCAC	Equity
FUELCELL ENERGY, INC.	FCEL	Equity
First Trust ISE-Revere Natural Gas ETF	FCG	ETF
FTI CONSULTING, INC.	FCN	Equity
First Eagle Alternative Capital BDC, Inc.	FCRD	Equity
FREEPORT-MCMORAN COPPER & GOLD INC.	FCX	Equity
First Trust Dow Jones Internet ETF	FDN	ETF
Fresh Del Monte Produce Inc.	FDP	Equity
FACTSET RESEARCH SYSTEMS	FDS	Equity
Fidus Investment Corporation	FDUS	Equity
FEDEX CORPORATION	FDX	Equity
FIRSTENERGY CORP.	FE	Equity
Fennec Pharmaceuticals Inc.	FENC	Equity
PHOENIX NEW MEDIA LIMITED	FENG	Equity
FIREEYE, INC.	FEYE	Equity
SPDR EURO STOXX 50 ETF	FEZ	ETF
FutureFuel Corp	FF	Equity
F5 NETWORKS, INC.	FFIV	Equity
FibroGen, Inc.	FGEN	Equity
Federated Hermes, Inc.	FHI	Equity
FIRST HORIZON NATIONAL CORPORATION	FHN	Equity
Frank's International N.V.	FI	Equity
FAIR ISAAC CORPORATION	FICO	Equity
FORUM MERGER III CORPORATION	FIII	Equity
FinVolution Group	FINV	Equity
Fidelity National Information Services, Inc.	FIS	Equity
FISERV INC	FISV	Equity
FIFTH THIRD BANCORP	FITB	Equity
Five Below Inc	FIVE	Equity
DEFIANCE NEXT GEN CONNECTIVITY ETF	FIVG	Equity
Five9, Inc.	FIVN	Equity
Comfort Systems USA Inc.	FIX	Equity
Homology Medicines, Inc.	FIXX	Equity
National Beverage Corp	FIZZ	Equity
FOOT LOCKER, INC.	FL	Equity
Fluidigm Corporation	FLDM	Equity
FLEXTRONICS LTD	FLEX	Equity
Fulgent Genetics, Inc.	FLGT	Equity
Fluent, Inc.	FLNT	Equity
FLOWERS FOODS, INC.	FLO	Equity
SPX FLOW, Inc.	FLOW	Equity
FLUOR CORPORATION	FLR	Equity
Flowserve Corp.	FLS	Equity
Fleetcor Technologies Inc.	FLT	Equity
1-800-Flowers.com Inc.	FLWS	Equity
Flexion Therapeutics, Inc.	FLXN	Equity
FLY LEASING LIMITED	FLY	Equity
iShares MSCI Frontier 100 ETF	FM	ETF
FIRSTMARK HORIZON ACQUISITION CORP	FMAC	Equity
FMC CORPORATION	FMC	Equity
Fomento Economico Mexicano, S.A.B. de C.V.	FMX	Equity
Fabrinet	FN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
F N B Corp. PA	FNB	Equity
Floor & Decor Holdings, Inc.	FND	Equity
FIDELITY NATIONAL FINANCIAL	FNF	Equity
MicroSectors FANG+ ETN	FNGS	ETF
Funko, Inc.	FNKO	Equity
Franco-Nevada Corporation	FNV	Equity
Finance of America Companies Inc.	FOA	Equity
Focus Financial Partners Inc.	FOCS	Equity
Amicus Therapeutics, Inc.	FOLD	Equity
Forestar Group Inc.	FOR	Equity
FormFactor Inc.	FORM	Equity
FOSSIL, INC.	FOSL	Equity
Shift4 Payments, Inc.	FOUR	Equity
(New) Fox Corporation Class A	FOXA	Equity
Fox Factory Holding Corp.	FOXF	Equity
FAR PEAK ACQUISITION CORP.	FPAC	Equity
Farmland Partners Inc.	FPI	Equity
First Industrial Realty Trust	FR	Equity
Republic First Bancorp Inc.	FRBK	Equity
First Republic Bank	FRC	Equity
Whole Earth Brands, Inc.	FREE	Equity
FREQUENCY THERAPEUTICS, INC.	FREQ	Equity
Fiesta Restaurant Group Inc	FRGI	Equity
FRONTLINE LIMITED	FRO	Equity
JFROG LTD.	FROG	Equity
Freshpet, Inc.	FRPT	Equity
FORESIGHT AUTONOMOUS HOLDINGS LTD	FRSX	Equity
Federal Realty Investment Trust	FRT	Equity
Forterra, Inc.	FRTA	Equity
FOREST ROAD ACQUISITION CORP	FRX	Equity
FS KKR Capital Corp.	FSK	Equity
FIRST SOLAR, INC.	FSLR	Equity
Fastly, Inc.	FSLY	Equity
Fortuna Silver Mines Inc.	FSM	Equity
Fisker Inc.	FSR	Equity
FAST ACQUISTION CORP	FST	Equity
LB Foster Co.	FSTR	Equity
Fortress Transportation and Infrastructure Investors LLC	FTAI	Equity
Farfetch Limited	FTCH	Equity
frontdoor, inc.	FTDR	Equity
Fuel Tech inc.	FTEK	Equity
FUTURE FINTECH GROUP INC.	FTFT	Equity
FMC TECHNOLOGIES, INC.	FTI	Equity
Flotek Industries Inc	FTK	Equity
FORTINET INC.	FTNT	Equity
FTAC OLYMPUS ACQUISITION CORP.	FTOC	Equity
Fortive Corporation	FTV	Equity
FUBOTV INC.	FUBO	Equity
Fulton Financial Corporation	FULT	Equity
CEDAR FAIR, L.P.	FUN	Equity
FUSION ACQUISITION CORP.	FUSE	Equity
Futu Holdings Limited	FUTU	Equity
Arcimoto, Inc.	FUV	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Fiverr International Ltd.	FVRR	Equity
Formula One Group	FWONA	Equity
Liberty Media Corporation Series C Liberty Formula One	FWONK	Equity
CurrencyShares Australian Dollar Trust	FXA	ETF
CurrencyShares British Pound Sterling Trust	FXB	ETF
CurrencyShares Canadian Dollar Trust	FXC	ETF
CURRENCYSHARES EURO TRUST	FXE	ETF
CurrencyShares Swiss Franc ETF	FXF	ETF
First Trust Health Care AlphaDEX ETF	FXH	ETF
ISHARES FTSE CHINA 25 INDEX FUND	FXI	ETF
ProShares UltraShort FTSE China 50	FXP	ETF
CURRENCYSHARES JAPANESE YEN TRUST	FXY	ETF
GENPACT LIMITED	G	Equity
Gaia, Inc.	GAIA	Equity
Gladstone Investment Corporation	GAIN	Equity
GALECTIN THERAPEUTICS, INC.	GALT	Equity
WEDBUSH ETFMG VIDEO GAME TECH ETF	GAMR	ETF
GAN Limited	GAN	Equity
GATX Corporation	GATX	Equity
Galiano Gold Inc.	GAU	Equity
Golub Capital BDC, Inc.	GBDC	Equity
GREENBOX POS	GBOX	Equity
Global Blood Therapeutics, Inc.	GBT	Equity
THE GREENBRIER COMPANIES, INC.	GBX	Equity
Gannett Co., Inc.	GCI	Equity
Genesco Inc.	GCO	Equity
GENERAL DYNAMICS CORPORATION	GD	Equity
GoDaddy Inc.	GDDY	Equity
Golden Entertainment, Inc.	GDEN	Equity
Green Dot Corporation	GDOT	Equity
GOODRX HOLDINGS INC	GDRX	Equity
GDS Holdings Limited	GDS	Equity
MARKET VECTORS GOLD MINERS ETF	GDX	ETF
VANECK VECTORS JUNIOR GOLD MINERS ETF	GDXJ	ETF
GENERAL ELECTRIC COMPANY	GE	Equity
Greif, Inc.	GEF	Equity
Genesis Energy L.P.	GEL	Equity
Genetic Technologies Limited	GENE	Equity
Genius Sports Limited	GENI	Equity
GEO Group Inc (The)	GEO	Equity
GEOSPACE TECHNOLOGIES CORPORATION	GEOS	Equity
GERON CORPORATION	GERN	Equity
GUESS? INC.	GES	Equity
GEVO, INC.	GEVO	Equity
Griffon Corporation	GFF	Equity
GOLD FIELDS LTD.	GFI	Equity
GFL Environmental Inc.	GFL	Equity
GRUPO FINANCIERO GALICIA S.A.	GGAL	Equity
GERDAU S.A. (ADR)	GGB	Equity
GRACO, INC.	GGG	Equity
Guardant Health, Inc.	GH	Equity
Greenhill & Co., Inc.	GHL	Equity
GORES HOLDINGS VI, INC.	GHVI	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
CGI Group Inc.	GIB	Equity
G-III Apparel Group Ltd	GIII	Equity
Gildan Activewear Inc	GIL	Equity
GILEAD SCIENCES INC.	GILD	Equity
Gilat Satellite Networks Ltd.	GILT	Equity
GENERAL MILLS, INC.	GIS	Equity
Glaukos Corporation	GKOS	Equity
Globe Life Inc.	GL	Equity
Gladstone Capital Corporation	GLAD	Equity
SPDR GOLD TRUST	GLD	ETF
Great Lakes Dredge & Dock	GLDD	Equity
ProShares UltraShort Gold	GLL	ETF
Golar LNG ltd	GLNG	Equity
Globant S.A.	GLOB	Equity
GasLog Partners LP	GLOP	Equity
Global Partners LP	GLP	Equity
Galapagos NV	GLPG	Equity
Gaming and Leisure Properties Inc	GLPI	Equity
Greenlight Capital Re, Ltd.	GLRE	Equity
CORNING INC.	GLW	Equity
GlycoMimetics, Inc.	GLYC	Equity
GENERAL MOTORS COMPANY	GM	Equity
Genmab A/S	GMAB	Equity
ESPORTS ENTERTAINMENT GROUP	GMBL	Equity
GAMIDA CELL LTD	GMDA	Equity
GAMESTOP CORPORATION	GME	Equity
GLOBUS MEDICAL, INC.	GMED	Equity
Global Medical REIT Inc.	GMRE	Equity
GMS Inc.	GMS	Equity
Gemini Therapeutics, Inc.	GMTX	Equity
Genocea Biosciences, Inc.	GNCA	Equity
Genie Energy Ltd.	GNE	Equity
GENCO SHIPPING & TRADING LTD	GNK	Equity
Global Net Lease, Inc.	GNL	Equity
GREENLANE HOLDINGS, INC	GNLN	Equity
Golden Nugget Online Gaming, Inc.	GNOG	Equity
Genprex, Inc.	GNPX	Equity
Generac Holdings Inc	GNRC	Equity
Genasys Inc.	GNSS	Equity
GENTEX CORP.	GNTX	Equity
Genius Brands International, Inc.	GNUS	Equity
GENWORTH FINANCIAL INC.	GNW	Equity
Grocery Outlet Holding Corp	GO	Equity
GOHEALTH INC	GOCO	Equity
Canoo Inc.	GOEV	Equity
Golden Ocean Group Limited	GOGL	Equity
GOGO, INC.	GOGO	Equity
GOL LINHAS AEREAS INTELIGENTIEGOL LINHAS AEREAS INTELIGENTIES SAS SA	GOL	Equity
Barrick Gold Corporation	GOLD	Equity
Gladstone Commercial Corporation	GOOD	Equity
Alphabet Inc. Class C	GOOG	Equity
Alphabet Inc. Class A	GOOGL	Equity
Canada Goose Holdings Inc.	GOOS	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Gold Resource Corporation	GORO	Equity
Gossamer Bio Inc	GOSS	Equity
GSX Techedu Inc.	GOTU	Equity
GREENPOWER MOTOR COMPANY INC.	GP	Equity
GENUINE PARTS	GPC	Equity
GROUP 1 AUTOMOTIVE INC.	GPI	Equity
Graphic Packaging Holding Company	GPK	Equity
Granite Point Mortage Trust Inc.	GPMT	Equity
GLOBAL PAYMENTS INC.	GPN	Equity
GREEN PLAINS PARTNERS LP	GPP	Equity
Green Plains Renewable Energy, Inc.	GPRE	Equity
Geopark Ltd	GPRK	Equity
GOPRO, INC.	GPRO	Equity
GAP INC.	GPS	Equity
W.R. GRACE & CO.	GRA	Equity
Green Brick Partners, Inc.	GRBK	Equity
Global X MSCI Greece ETF	GREK	ETF
Grifols SA	GRFS	Equity
GARMIN LTD.	GRMN	Equity
U.S. Global Investors, Inc.	GROW	Equity
GROUPON, INC.	GRPN	Equity
GRITSTONE ONCOLOGY INC	GRTS	Equity
GrowGeneration Corp.	GRWG	Equity
THE GOLDMAN SACHS GROUP, INC.	GS	Equity
Globalstar, Inc	GSAT	Equity
iShares S&P GSCI Commodity Indexed Trust	GSG	ETF
Goosehead Insurance, Inc	GSHD	Equity
GLAXOSMITHKLINE PLC	GSK	Equity
GreenSky, Inc.	GSKY	Equity
Globe Specialty Metals Inc	GSM	Equity
GOLDEN STAR RESOURCES LTD	GSS	Equity
GOODYEAR TIRE & RUBBER COMPANY	GT	Equity
Gran Tierra Energy Inc.	GTE	Equity
Gates Industrial Corporation plc	GTES	Equity
G1 Therapeutics, Inc.	GTHX	Equity
Chart Industries Inc	GTLS	Equity
Gray Television, Inc.	GTN	Equity
GTT Communications, Inc.	GTT	Equity
Getty Realty Corp.	GTY	Equity
Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	GUSH	ETF
Granite Construction Incorporated	GVA	Equity
Great Western Bancorp Inc.	GWB	Equity
Guidewire Software, Inc.	GWRE	Equity
GRAINGER, W.W. INC.	GWW	Equity
Global X MSCI Colombia ETF	GXG	ETF
GX ACQUISITION CORP.	GXGX	Equity
Hyatt Hotels Corporation	H	Equity
Hawaiian Holdings, Inc.	HA	Equity
HEALTH ASSURANCE ACQUISITION CORPRP	HAAC	Equity
PureFunds ISE Cyber Security ETF	HACK	ETF
Haemonetics Corporation	HAE	Equity
THE HAIN CELESTIAL GROUP, INC.	HAIN	Equity
HALLIBURTON COMPANY	HAL	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Hallmark Financial Services, Inc.	HALL	Equity
Halozyme Therapeutics Inc.	HALO	Equity
Harpoon Therapeutics, Inc.	HARP	Equity
HASBRO INC.	HAS	Equity
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	HASI	Equity
HAYWARD HOLDINGS INC	HAYW	Equity
HUNTINGTON BANCSHARES INCORPORATED	HBAN	Equity
Hanesbrands Inc.	HBI	Equity
HudBay Minerals, Inc.	HBM	Equity
Huttig Building Products, Inc.	HBP	Equity
HCA HOLDINGS, INC.	HCA	Equity
Health Catalyst, Inc.	HCAT	Equity
Warrior Met Coal, Inc.	HCC	Equity
HC2 Holdings, Inc.	HCHC	Equity
Healthcare Services Group, Inc.	HCSG	Equity
THE HOME DEPOT, INC.	HD	Equity
HDFC BANK LTD	HDB	Equity
AdvisorShares Ranger Equity Bear ETF	HDGE	ETF
Hudson Technologies, Inc.	HDSN	Equity
Hawaiian Electric Industries Inc.	HE	Equity
Turtle Beach Corporation	HEAR	Equity
WisdomTree Europe Hedged Equity Fund	HEDJ	ETF
H&E Equipment Services, Inc.	HEES	Equity
HEICO Corporation	HEI	Equity
HELEN OF TROY LTD	HELE	Equity
Holly Energy Partners L.P.	HEP	Equity
HEPION PHARMACEUTICALS, INC.	HEPA	Equity
GLOBAL X VIDEO GAMES & ESPORTS ETF	HERO	ETF
HESS CORPORATION	HES	Equity
Hess Midstream LP	HESM	Equity
HEXO Corp.	HEXO	Equity
HOLLYFRONTIER CORPORATION	HFC	Equity
HUMANIGEN INC	HGEN	Equity
Hilton Grand Vacations Inc.	HGV	Equity
The Howard Hughes Corporation	HHC	Equity
Hillenbrand Inc	HI	Equity
Hibbett Sports Inc	HIBB	Equity
THE HARTFORD FINANCIAL SERVICES GROUP, INC.	HIG	Equity
Huntington Ingalls Industries, Inc.	HII	Equity
Hims & Hers Health, Inc.	HIMS	Equity
Himax Technologies, Inc.	HIMX	Equity
HIGHWOODS PROPERTIES, INC.	HIW	Equity
HECLA MINING COMPANY	HL	Equity
HERBALIFE LTD.	HLF	Equity
Harmonic Inc	HLIT	Equity
HILTON WORLDWIDE HOLDINGS INC.	HLT	Equity
HELIX ENERGY SOLUTIONS GROUP INC	HLX	Equity
HONDA MOTOR COMPANY LTD	HMC	Equity
Houghton Mifflin Harcourt Co.	HMHC	Equity
HARMONY GOLD MINING COMPANY LIMITED	HMY	Equity
HALL OF FAME RESORT & ENTERTAINMENT COMPANY	HOFV	Equity
HARLEY-DAVIDSON, INC.	HOG	Equity
HOLICITY INC	HOL	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Hollysys Automation Technologies Ltd.	HOLI	Equity
HOLOGIC, INC.	HOLX	Equity
Home Bancshares, Inc.	HOMB	Equity
At Home Group Inc.	HOME	Equity
HONEYWELL INTERNATIONAL INC.	HON	Equity
HOOKIPA PHARMA, INC.	HOOK	Equity
HELMERICH & PAYNE INC	HP	Equity
Hewlett Packard Enterprise Company	HPE	Equity
Hudson Pacific Properties Inc.	HPP	Equity
HP Inc.	HPQ	Equity
HealthEquity, Inc.	HQY	Equity
Healthcare Realty Trust Incorporated	HR	Equity
H&R BLOCK, INC.	HRB	Equity
Hill-Rom Holdings, Inc.	HRC	Equity
Herc Holdings Inc.	HRI	Equity
HORMEL FOODS CORPORATION	HRL	Equity
Harrow Health Inc	HROW	Equity
Heritage Insurance Holdings, Inc.	HRTG	Equity
Heron Therapeutics, Inc.	HRTX	Equity
Horizon Technology Finance Corp	HRZN	Equity
HSBC HOLDINGS PLC	HSBC	Equity
Harsco Corporation	HSC	Equity
Henry Schein, Inc.	HSIC	Equity
Heidrick & Struggles International Inc.	HSII	Equity
Host Hotels & Resorts	HST	Equity
HealthStream Inc	HSTM	Equity
HERSHEY CO THE	HSY	Equity
Hersha Hospitality Trust	HT	Equity
Healthcare Trust of America Inc.	HTA	Equity
HEAT BIOLOGICS, INC.	HTBX	Equity
Hercules Capital, Inc.	HTGC	Equity
Hilltop Holdings Inc.	HTH	Equity
China Lodging Group, Limited	HTHT	Equity
HEARTLAND EXPRESS, INC.	HTLD	Equity
Hub Group, Inc.	HUBG	Equity
HubSpot, Inc.	HUBS	Equity
FSD Pharma Inc.	HUGE	Equity
HUMANA INC.	HUM	Equity
HUNTSMAN CORPORATION	HUN	Equity
HUYA Inc.	HUYA	Equity
Hancock Whitney Corporation	HWC	Equity
Howmet Aerospace Inc	HWM	Equity
HEXCEL CORPORATION	HXL	Equity
Market Vectors High Yield Municipal Index ETF	HYD	ETF
HYDROFARM HOLDINGS GROUP, INC	HYFM	Equity
ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	HYG	ETF
AdvisorShares Peritus High Yield ETF	HYLD	ETF
Hyliion Holdings Corporation	HYLN	Equity
HYCROFT MINING HOLDING	HYMC	Equity
HyreCar Inc.	HYRE	Equity
Horizon Global Corporation	HZN	Equity
Horizon Pharma, Inc.	HZNP	Equity
MARINEMAX , INC.	HZO	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
HORIZON ACQUISITION CORP. II	HZON	Equity
IAA, Inc.	IAA	Equity
IAC/InterActiveCorp	IAC	Equity
IAMGOLD CORPORATION	IAG	Equity
Integra LifeSciences Holdings Corporation	IART	Equity
iShares US Regional Banks	IAT	ETF
iShares Gold Trust	IAU	ETF
ISHARES NASDAQ BIOTECHNOLOGY	IBB	ETF
Independent Bank Corp/MI	IBCP	Equity
iBio, Inc.	IBIO	Equity
Interactive Brokers Group Inc	IBKR	Equity
INTERNATIONAL BUSINESS MACHINES CORPORATION	IBM	Equity
ICICI BANK LIMITED	IBN	Equity
Installed Building Products, Inc.	IBP	Equity
ImmunityBio, Inc.	IBRX	Equity
iCAD Inc.	ICAD	Equity
Intercontinental Exchange Inc	ICE	Equity
Ichor Holdings, Ltd.	ICHR	Equity
iClick Interactive Asia Group Limited	ICLK	Equity
iShares Global Clean Energy ETF	ICLN	ETF
ICON Public Limited Company	ICLR	Equity
ICONIX BRAND GROUP INC	ICON	Equity
INTERCEPT PHARMACEUTICALS, INC.	ICPT	Equity
ICU MEDICAL, INC.	ICUI	Equity
INTERDIGITAL, INC.	IDCC	Equity
Ideanomics, Inc.	IDEX	Equity
Intellicheck, Inc.	IDN	Equity
IDERA PHARMACEUTICALS, INC.	IDRA	Equity
ISHARES SELF-DRIVING EV AND TECH ETF	IDRV	ETF
IDT Corporation	IDT	Equity
iShares International Select Dividend ETF	IDV	ETF
IDEXX Laboratories, Inc.	IDXX	Equity
INFRASTRUCTURE AND ENERGY ALTERNATIVES, INC.	IEA	Equity
iShares 7 -10 Year Treasury Bond ETF	IEF	ETF
iShares Core MSCI EAFE ETF	IEFA	ETF
iShares 3-7 Year Treasury Bond ETF	IEI	ETF
iShares Core MSCI Emerging Markets	IEMG	ETF
iShares U.S. Oil&Gas Explor&Prodtn	IEO	ETF
ICAHN ENTERPRISES, L.P.	IEP	Equity
iShares Europe	IEV	ETF
IDEX Corporation	IEX	Equity
iShares U.S. Oil Equipment&Services	IEZ	ETF
International Flavors & Fragrances Inc.	IFF	Equity
InflaRx N.V.	IFRX	Equity
IG ACQUISITION CORP	IGAC	Equity
iShares Expanded Tech Sector ETF	IGM	ETF
IGM Biosciences, Inc	IGMS	Equity
iShares North American Tech-Multimd Ntwk	IGN	ETF
International Game Technology Plc	IGT	Equity
Tech-Software Sector ETF	IGV	ETF
iShares U.S. Medical Devices ETF	IHI	ETF
iHeartMedia Inc	IHRT	Equity
Innovative Industrial Properties, Inc.	IIPR	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
II-VI INCORPORATED	IIVI	Equity
iShares Core S&P Mid-Cap ETF	IJH	ETF
iShares Core S&P Small-Cap ETF	IJR	ETF
iShares S&P Small-Cap 600 Value	IJS	ETF
iShares Latin America 40	ILF	ETF
ILLUMINA INC.	ILMN	Equity
IMAX CORPORATION	IMAX	Equity
IMMUNOGEN INC	IMGN	Equity
Impac Mortgage Holdings Inc.	IMH	Equity
Ingles Markets, Incorporated	IMKTA	Equity
IMMERSION CORP	IMMR	Equity
IMPERIAL OIL LTD.	IMO	Equity
Immunic, Inc	IMUX	Equity
IMV Inc	IMV	Equity
IMMUNOVANT INC	IMVT	Equity
INCYTE GENOMICS INC	INCY	Equity
iShares MSCI India	INDA	ETF
indie Semiconductor, Inc	INDI	Equity
Direxion Daily India Bull 3x ETF	INDL	ETF
INFINITY PHARMACEUTICALS, INC.	INFI	Equity
HORIZON KINETICS INFLATION BENEFICIARIES ETF	INFL	ETF
Infinera Corporation	INFN	Equity
IHS Markit Ltd.	INFO	Equity
INFOSYS LTD.	INFY	Equity
ING GROEP N.V.	ING	Equity
Inogen, Inc.	INGN	Equity
Ingredion Incorporated	INGR	Equity
InMode Ltd.	INMD	Equity
Summit Hotel Properties, Inc.	INN	Equity
INOVIO PHARMACEUTICALS, INC.	INO	Equity
Innodata Inc	INOD	Equity
Inovalon Holdings, Inc.	INOV	Equity
Inseego Corporation	INSG	Equity
Insmed, Inc.	INSM	Equity
Inspire Medical Systems Inc	INSP	Equity
International Seaways, Inc	INSW	Equity
World Fuel Services Corporation	INT	Equity
INTEL CORPORATION	INTC	Equity
INTUIT CORP	INTU	Equity
Innoviva, Inc.	INVA	Equity
Identiv Inc.	INVE	Equity
Invitation Homes Inc.	INVH	Equity
Innoviz Technologies Ltd.	INVZ	Equity
ION Geophysical Corporation	IO	Equity
Ionis Pharmaceuticals, Inc.	IONS	Equity
Iovance Biotherapeutics, Inc.	IOVA	Equity
INTERNATIONAL PAPER COMPANY	IP	Equity
THE INTERPUBLIC GROUP OF COMPANIES, INC.	IPG	Equity
IPG Photonics Corp	IPGP	Equity
Intrepid Potash, Inc.	IPI	Equity
Renaissance IPO ETF	IPO	ETF
SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORPORATION IV	IPOD	Equity
SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORPORATION VI	IPOF	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
iQIYI, Inc.	IQ	Equity
IQVIA Holdings Inc.	IQV	Equity
INGERSOLL-RAND PLC	IR	Equity
iShares Robo and Artificial Intel Multisector ETF	IRBO	ETF
iRobot Corporation	IRBT	Equity
Iridium Communications Inc.	IRDM	Equity
IRON MOUNTAIN INC. (elec div)	IRM	Equity
Independence Realty Trust, Inc.	IRT	Equity
iRhythm Technologies, Inc	IRTC	Equity
Ironwood Pharmaceuticals Inc	IRWD	Equity
Investors Bancorp, Inc	ISBC	Equity
IVERIC bio, Inc.	ISEE	Equity
INTUITIVE SURGICAL, INC.	ISRG	Equity
Gartner, Inc.	IT	Equity
iShares US Aerospace and Defense ETF	ITA	ETF
ISHARES U.S. HOME CONSTRUCTION ETF	ITB	ETF
Intra-Cellular Therapies, Inc.	ITCI	Equity
Integer Holdings Corporation	ITGR	Equity
Iteris, Inc.	ITI	Equity
ITRON, INC.	ITRI	Equity
ITT Inc.	ITT	Equity
ITAU UNIBANCO HOLDING S.A.	ITUB	Equity
ILLINOIS TOOL WORKS INC.	ITW	Equity
Intevac Inc.	IVAC	Equity
Invacare Corporation	IVC	Equity
iShares S&P 500 Value Index Fund	IVE	ETF
QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	IVOL	ETF
INVESCO MORTGAGE CAPITAL INCCOM	IVR	Equity
iShares Core S&P 500 ETF	IVV	ETF
iShares S&P 500 Growth ETF	IVW	ETF
Invesco Ltd	IVZ	Equity
iShares Russell 1000	IWB	ETF
iSHARES RUSSELL MICROCAP INDEX	IWC	ETF
ISHARES RUSSELL 1000 VALUE ETF	IWD	ETF
iShares Russell 1000 Growth ETF	IWF	ETF
ISHARES RUSSELL 2000 INDEX	IWM	ETF
ISHRS RUSSELL 2000 VALUE ETF	IWN	ETF
ISHRS RUSSELL 2000 GROWTH INDX	IWO	ETF
iShares Russell Midcap Growth Index Fund ETF	IWP	ETF
ISHARES RUSSELL MIDCAP INDEX FUND	IWR	ETF
ISHARES RUSSELL MIDCAP VALUE INDEX FUND	IWS	ETF
ISHARES DJ US ENERGY SECTOR ETF	IYE	ETF
ISHARES DOW JONES U.S. BASIC MATERIALS SECT	IYM	ETF
ISHARES DOW JONES US REAL ESTATE	IYR	ETF
ISHARES DOW JONES TRANSPORTATION AVERAGE	IYT	ETF
iShares US Technology	IYW	ETF
iShares US Telecommunications	IYZ	ETF
IZEA WORLDWIDE, INC.	IZEA	Equity
Jacobs Engineering Group Inc.	J	Equity
JACK IN THE BOX, INC	JACK	Equity
JAGUAR HEALTH, INC.	JAGX	Equity
Jamf Holding Corp	JAMF	Equity
Jazz Pharmaceuticals Plc	JAZZ	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
JB HUNT TRANSPORT SERVICES INC.	JBHT	Equity
Janus International Group, Inc.	JBI	Equity
JABIL CIRCUIT INC.	JBL	Equity
JETBLUE AIRWAYS CORPORATI	JBLU	Equity
John Bean Technologies Corporation	JBT	Equity
Johnson Controls International plc	JCI	Equity
j2 Global, Inc.	JCOM	Equity
JD.COM, INC.	JD	Equity
DIREXION DAILY JR GLD MNRS BEAR 3X ETF	JDST	ETF
Jefferies Financial Group Inc.	JEF	Equity
JELD-WEN Holding, Inc	JELD	Equity
US Global Jets ETF	JETS	ETF
AURORA MOBILE LTD.	JG	Equity
Jack Henry & Associates Inc.	JKHY	Equity
Jinkosolar Holding Company Limited	JKS	Equity
Jones Lang LaSalle Incorporated	JLL	Equity
Jumia Technologies AG	JMIA	Equity
Jounce Therapeutics, Inc.	JNCE	Equity
JOHNSON & JOHNSON	JNJ	Equity
SPDR BARCLAYS HIGH YIELD BOND	JNK	ETF
JUNIPER NETWORKS, INC.	JNPR	Equity
DIREXION DAILY JR GLD MNRS BULL 3X ETF	JNUG	ETF
iPath Series B Bloomberg Coffee Subindex Total Return ETN	JO	ETF
ST. JOE CORPORATION	JOE	Equity
JPMORGAN CHASE & COMPANY	JPM	Equity
NORDSTROM INC.	JWN	Equity
KELLOGG COMPANY	K	Equity
Kala Pharmaceuticals Inc	KALA	Equity
Kaiser Aluminum Corporation	KALU	Equity
KALVISTA PHARMACEUTICALS INC	KALV	Equity
KAR AUCTION SERVICES, INC.	KAR	Equity
KraneShares Bosera MSCI China A ETF	KBA	ETF
Kimball International, Inc.	KBAL	Equity
SPDR S&P BANK ETF	KBE	ETF
KB HOME	KBH	Equity
KBR, Inc.	KBR	Equity
PowerShares KBW Bank ETF	KBWB	ETF
Kingsoft Cloud Holdings Limited	KC	Equity
Kadmon Holidings, Inc.	KDMN	Equity
Chinook Therapeutics	KDNY	Equity
Keurig Dr. Pepper Inc.	KDP	Equity
Kelly Services Inc	KELYA	Equity
KOREA ELECTRIC POWER CORP.	KEP	Equity
AKERNA CORP.	KERN	Equity
KIRBY CORPORATION	KEX	Equity
KEYCORP	KEY	Equity
Keysight Technologies Inc.	KEYS	Equity
Kforce Inc	KFRC	Equity
KORN/FERRY INTERNATIONAL	KFY	Equity
KINROSS GOLD CORPORATION	KGC	Equity
The Kraft Heinz Company	KHC	Equity
SPDR S&P Insurance ETF	KIE	ETF
KIMCO REALTY CORP.	KIM	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Kindred Biosciences, Inc.	KIN	Equity
Kirkland's Inc.	KIRK	Equity
KKR & Co. LP	KKR	Equity
Kirkland Lake Gold Ltd.	KL	Equity
KLA-TENCOR CORPORATION	KLAC	Equity
KALEIDO BIOSCIENCES, INC.	KLDO	Equity
KULICKE AND SOFFA IND INC	KLIC	Equity
KALEYRA INC	KLR	Equity
KIMBERLY-CLARK CORPORATION	KMB	Equity
KINDER MORGAN, INC.	KMI	Equity
KEMPHARM, INC.	KMPH	Equity
Kennametal Inc.	KMT	Equity
CARMAX INC.	KMX	Equity
KNOWLES CORPORATION	KN	Equity
Kandi Technologies Corporation	KNDI	Equity
Knoll, Inc.	KNL	Equity
KNOT Offshore Partners LP	KNOP	Equity
Kiniksa Pharmaceuticals, Ltd	KNSA	Equity
Kinsale Capital Group Inc	KNSL	Equity
Knight-Swift Transportation Holdings Inc.	KNX	Equity
THE COCA-COLA COMPANY	KO	Equity
Kodiak Sciences Inc	KOD	Equity
Eastman Kodak Company	KODK	Equity
ProShares UltraShort Bloomberg Natrl Gas	KOLD	ETF
Koppers Holdings, Inc.	KOP	Equity
Kopin Corporation	KOPN	Equity
Kosmos Energy Ltd	KOS	Equity
Katapult Holdings, Inc.	KPLT	Equity
KARYOPHARM THERAPEUTICS, INC.	KPTI	Equity
THE KROGER COMPANY	KR	Equity
Kraton Performance Polymers Inc.	KRA	Equity
Kilroy Realty Corp.	KRC	Equity
SPDR S&P REGIONAL BANKING ETF	KRE	ETF
KKR REAL ESTATE FINANCE TRUST INC.	KREF	Equity
Sundial Growers Inc	KRMD	Equity
Kornit Digital Ltd.	KRNT	Equity
Kearny Financial Corp.	KRNY	Equity
Kronos Worldwide, Inc.	KRO	Equity
KRONOS BIO INC	KRON	Equity
KIMBELL ROYALTY PARTNERS LP	KRP	Equity
Karuna Therapeutics, Inc	KRTX	Equity
KOHL'S CORPORATION	KSS	Equity
KANSAS CITY SOUTHERN	KSU	Equity
KT Corp.	KT	Equity
Kontoor Brands, Inc.	KTB	Equity
Key Tronic Corporation	KTCC	Equity
Kratos Defense & Security Solutions, Inc.	KTOS	Equity
Kura Oncology, Inc	KURA	Equity
Kennedy-Wilson Holdings Inc.	KW	Equity
KraneShares CSI China Internet ETF	KWEB	ETF
Kayne Anderson MLP Investment Company	KYN	Equity
LOEWS CORPORATION	L	Equity
Direxion Daily S&P Biotech Bear 3X ETF	LABD	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Direxion Daily S&P Biotech Bull 3X ETF	LABU	ETF
Lithium Americas Corp	LAC	Equity
Lithia Motors Inc	LAD	Equity
Ladder Capital Corp	LADR	Equity
Lakeland Industries, Inc.	LAKE	Equity
LAMAR ADVERTISING COMPANY	LAMR	Equity
Gladstone Land Corporation	LAND	Equity
nLIGHT, Inc	LASR	Equity
Laureate Education, Inc.	LAUR	Equity
LAZARD LTD.	LAZ	Equity
Luminar Technologies Inc	LAZR	Equity
L BRANDS, INC.	LB	Equity
Liberty Broadband Corporation	LBRDK	Equity
Liberty Oilfield Services Inc	LBRT	Equity
LIBERTY GLOBAL INC	LBTYA	Equity
LIBERTY GLOBAL PLC	LBTYK	Equity
LendingClub Corporation	LC	Equity
LANNETT COMPANY, INC.	LCI	Equity
LCI Industries (LCII)	LCII	Equity
Lineage Cell Therapeutics, Inc	LCTX	Equity
LIFETIME BRANDS, INC	LCUT	Equity
LUMOS NETWORKS CORPORATION	LDOS	Equity
LANDS' END, INC.	LE	Equity
Lear Corporation	LEA	Equity
Lincoln Electric Holdings, Inc.	LECO	Equity
LEGGETT & PLATT, INC.	LEG	Equity
Leju Holdings Limited	LEJU	Equity
LENNAR CORPORATION	LEN	Equity
LESLIES INC	LESL	Equity
CENTRUS ENERGY CORP.	LEU	Equity
Lion Electric Company	LEV	Equity
Levi Strauss & Co.	LEVI	Equity
CHINA LIFE INSURANCE CO., LTD.	LFC	Equity
LifeMD, Inc.	LFMD	Equity
LEFTERIS ACQUISITION CORP	LFTR	Equity
Lifevantage Corporation	LFVN	Equity
Lions Gate Entertainment Corp.	LGFA	Equity
Lions Gate Entertainment Corporation	LGFB	Equity
LION GROUP HOLDING LTD.	LGHL	Equity
LGI Homes, Inc.	LGIH	Equity
Ligand Pharmaceuticals Inc.	LGND	Equity
LABORATORY CORP OF AMER HLDG	LH	Equity
LHC Group, Inc.	LHCG	Equity
L3Harris Technologies, Inc.	LHX	Equity
Li Auto Inc.	LI	Equity
LENNOX INTERNATIONAL, INC.	LII	Equity
LiLAC Group	LILA	Equity
Liberty LiLAC Group	LILAK	Equity
Linde plc	LIN	Equity
Lincoln Educational Services Corporation	LINC	Equity
Lindblad Expeditions Holdings, Inc	LIND	Equity
Global X Lithium & Battery ETF	LIT	ETF
Lumentum Holdings Inc.	LITE	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
LivaNova PLC	LIVN	Equity
LiveXLive Media, Inc	LIVX	Equity
La Jolla Pharmaceutical Company	LJPC	Equity
LKQ Corporation	LKQ	Equity
Lumber Liquidators Holdings Inc	LL	Equity
Limelight Networks, Inc.	LLNW	Equity
ELI LILLY AND COMPANY	LLY	Equity
Lemonade, Inc	LMND	Equity
Luminex Corporation	LMNX	Equity
LOCKHEED MARTIN CORPORATION	LMT	Equity
LINCOLN NATIONAL CORPORATION	LNC	Equity
Landec Corporation	LNDC	Equity
CHENIERE ENERGY, INC.	LNG	Equity
Lindsay Corporation	LNN	Equity
Alliant Energy Corporation	LNT	Equity
Lantheus Holdings, Inc	LNTH	Equity
Live Oak Bancshares, Inc	LOB	Equity
EL POLLO LOCO HOLDINGS, INC.	LOCO	Equity
Comstock Mining, Inc.	LODE	Equity
Logitech International S.A.	LOGI	Equity
Loop Industries, Inc	LOOP	Equity
Grand Canyon Education, Inc.	LOPE	Equity
Loral Space & Communications, Inc.	LORL	Equity
CARLOTZ, INC.	LOTZ	Equity
SPARK NETWORKS SE	LOV	Equity
The Lovesac Company	LOVE	Equity
LOWE'S COMPANIES INC.	LOW	Equity
Lipocine Inc.	LPCN	Equity
Dorian LPG Ltd	LPG	Equity
Laredo Petroleum Holdings, Inc.	LPI	Equity
LG Display Co., Ltd.	LPL	Equity
LPL Financial Holdings Inc.	LPLA	Equity
OPEN LENDING CORPORATION	LPRO	Equity
LivePerson, Inc.	LPSN	Equity
LOUISIANA-PACIFIC CORPORATION	LPX	Equity
iShares iBoxx $ Invst Grade Crp Bond	LQD	ETF
Liquidia Corporation	LQDA	Equity
LIQUIDITY SERVICES, INC.	LQDT	Equity
LAM RESEARCH CORPORATION	LRCX	Equity
K12, Inc.	LRN	Equity
Lattice Semiconductor Corporation	LSCC	Equity
Life Storage, Inc.	LSI	Equity
LIGHTSPEED POS, INC.	LSPD	Equity
LANDSTAR SYSTEM INC	LSTR	Equity
The Liberty SiriusXM Group	LSXMA	Equity
LTC Properties Inc.	LTC	Equity
Latch, Inc.	LTCH	Equity
Livent Corporation	LTHM	Equity
Liberty TripAdvisor Holdings, Inc.	LTRPA	Equity
LUFAX HOLDING LTD	LU	Equity
LULULEMON ATHLETICA INC.	LULU	Equity
CenturyLink, Inc.	LUMN	Equity
SOUTHWEST AIRLINES COMPANY	LUV	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
LUX HEALTH TECH ACQUISITION CORP.	LUXA	Equity
LiveVox Holding, Inc.	CRSA	Equity
LiveVox Holding, Inc.	LVOX	Equity
LAS VEGAS SANDS CORPORATION	LVS	Equity
Lamb Weston Holdings, Inc.	LW	Equity
LexinFintech Holdings Ltd.	LX	Equity
Lexington Realty Trust	LXP	Equity
Lexicon Pharmaceuticals, Inc.	LXRX	Equity
LSB Industries Inc.	LXU	Equity
LYONDELLBASELL INDUSTRIES NV	LYB	Equity
Lyft, Inc.	LYFT	Equity
Lloyds Banking Group Plc ADR	LYG	Equity
Live Nation Entertainment Inc	LYV	Equity
LA-Z-BOY INC.	LZB	Equity
MACY'S, INC.	M	Equity
MASTERCARD INCORPORATED	MA	Equity
Mid-America Apartment Communities Inc.	MAA	Equity
THE MACERICH COMPANY	MAC	Equity
Merrimack Pharmaceuticals Inc	MACK	Equity
MAG Silver Corp.	MAG	Equity
Main Street Capital Corporation	MAIN	Equity
MANPOWERGROUP INC.	MAN	Equity
MANHATTAN ASSOCIATES INC.	MANH	Equity
ManTech International Corporation	MANT	Equity
Manchester United plc	MANU	Equity
WM Technology, Inc	SSPK	Equity
WM Technology, Inc	MAPS	Equity
MARRIOTT INTERNATIONAL, INC.	MAR	Equity
Marathon Patent Group, Inc.	MARA	Equity
Remark Holdings, Inc.	MARK	Equity
MASCO CORP.	MAS	Equity
Masimo Corporation	MASI	Equity
MATTEL, INC.	MAT	Equity
Matthews International Corporation	MATW	Equity
Matson, Inc.	MATX	Equity
MAXEON SOLAR TECHNOLOGIES, LTD	MAXN	Equity
Maxar Technologies Inc.	MAXR	Equity
iShares Barclays MBS Bond Fund ETF	MBB	ETF
MBIA INC.	MBI	Equity
Mustang Bio, Inc.	MBIO	Equity
MOBILE TELE SYSTEMS OJSC	MBT	Equity
Malibu Boats, Inc.	MBUU	Equity
Moelis & Company	MC	Equity
MCDONALD'S CORPORATION	MCD	Equity
Contango Oil & Gas Co	MCF	Equity
MCAFEE CORP.	MCFE	Equity
MasterCraft Boat Holdings, Inc	MCFT	Equity
iShares MSCI China ETF	MCHI	ETF
MICROCHIP TECHNOLOGY INC	MCHP	Equity
MCKESSON CORPORATION	MCK	Equity
MOODY'S CORPORATION	MCO	Equity
Seres Therapeutics, Inc.	MCRB	Equity
MONRACH CASINO & RESORT, INC	MCRI	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Marcus Corporation	MCS	Equity
Mercury General Corporation	MCY	Equity
Mednax Inc	MD	Equity
MongoDB, Inc.	MDB	Equity
M.D.C. HOLDINGS INC.	MDC	Equity
MDC Partners Inc.	MDCA	Equity
Madrigal Pharmaceuticals, Inc.	MDGL	Equity
Medallia Inc	MDLA	Equity
MONDELEZ INTERNATIONAL, INC.	MDLZ	Equity
Meredith Corporation	MDP	Equity
Allscripts Healthcare Solutions, Inc.	MDRX	Equity
MEDTRONIC, INC.	MDT	Equity
MDU RESOURCES GROUP INC.	MDU	Equity
MIMEDX GROUP, INC.	MDXG	Equity
SPDR S&P MIDCAP 400	MDY	ETF
23andMe Holding Co.	VGAC	Equity
23andMe Holding Co.	ME	Equity
Medifast, Inc.	MED	Equity
Medpace Holdings, Inc	MEDP	Equity
Montrose Environmental Group, Inc	MEG	Equity
METHODE ELECTRONICS, INC.	MEI	Equity
MEI PHARMA, INC.	MEIP	Equity
Mercadolibre Inc	MELI	Equity
Methanex Corp.	MEOH	Equity
Mercer International Inc.	MERC	Equity
Mesa Air Group Inc	MESA	Equity
Mesoblast Limited	MESO	Equity
METLIFE, INC.	MET	Equity
MFA Financial Inc	MFA	Equity
MANULIFE FINANCIAL CORPORATION	MFC	Equity
Micro Focus International plc	MFGP	Equity
Medallion Financial Corporation	MFIN	Equity
Mistras Group Inc	MG	Equity
Magna International Inc.	MGA	Equity
MoneyGram International Inc	MGI	Equity
Magic Software Enterprises Ltd	MGIC	Equity
Vanguard Mega Cap 300 Growth ETF	MGK	ETF
MGM RESORTS INTERNATIONAL	MGM	Equity
Magnite, Inc.	MGNI	Equity
MacroGenics, Inc.	MGNX	Equity
MGM Growth Properties LLC	MGP	Equity
MGP Ingredients Inc.	MGPI	Equity
Magnolia Oil & Gas Corporation	MGY	Equity
MOHAWK INDUSTRIES, INC.	MHK	Equity
MAIDEN HOLDINGS LTDSHS	MHLD	Equity
M/I Homes Inc	MHO	Equity
Macquarie Infrastructure Company Trust	MIC	Equity
The Middleby Corporation	MIDD	Equity
Direxionshares Daily Mid Cap Bull 3X Shares	MIDU	ETF
MetroMile, Inc.	MILE	Equity
Mimecast Limited	MIME	Equity
Mitcham Industries, Inc.	MIND	Equity
MILESTONE PHARMACEUTICALS, INC.	MIST	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Mitek Systems, Inc.	MITK	Equity
AG Mortgage Investment Trust, Inc.	MITT	Equity
ETFMG Alternative Harvest ETF	MJ	ETF
MCCORMICK AND COMPANY, INC.	MKC	Equity
Markel Corporation	MKL	Equity
MKS Instruments, Inc.	MKSI	Equity
MarketAxess Holdings Inc.	MKTX	Equity
Melco Resorts & Entertainment Limited	MLCO	Equity
Herman Miller Inc.	MLHR	Equity
MARTIN MARIETTA MATERIALS INC	MLM	Equity
Millendo Therapeutics, Inc.	MLND	Equity
MILESTONE SCIENTIFIC, INC	MLSS	Equity
MARSH & MCLENNAN INC	MMC	Equity
MARTIN MIDSTREAM PARTNERS LP	MMLP	Equity
3M COMPANY	MMM	Equity
MAGELLAN MIDSTREAM PARTNERS L.P	MMP	Equity
Merit Medical Systems, Inc.	MMSI	Equity
MakeMyTrip Ltd	MMYT	Equity
Manning & Napier Inc.	MN	Equity
MANNKIND CORPORATION	MNKD	Equity
Monro, Inc.	MNRO	Equity
MINISO GROUP HOLDING LTD.	MNSO	Equity
MONSTER BEVERAGE CORPORATION	MNST	Equity
Momentive Global Inc	SVMK	Equity
Momentive Global Inc	MNTV	Equity
Manitex International Inc	MNTX	Equity
ALTRIA GROUP INC.	MO	Equity
Modine Manufacturing Company	MOD	Equity
MODEL N, INC.	MODN	Equity
MOGO INC	MOGO	Equity
Molina Healthcare Inc.	MOH	Equity
Momo Inc.	MOMO	Equity
Market Vectors Agribusiness ETF	MOO	ETF
MORNINGSSTAR INC	MORN	Equity
THE MOSAIC COMPANY	MOS	Equity
Movado Group, Inc.	MOV	Equity
MP Materials Corporation	MP	Equity
Motorcar Parts of America, Inc.	MPAA	Equity
MARATHON PETROLEUM CORPORATION	MPC	Equity
MultiPlan Corporation	MPLN	Equity
MPLX LP	MPLX	Equity
Medical Properties Trust Inc	MPW	Equity
Monolithic Power Systems Inc	MPWR	Equity
Marine Products Corporation	MPX	Equity
MRC Global Inc.	MRC	Equity
Mercury Systems, Inc.	MRCY	Equity
MEREO BIOPHARMA GROUP PLC SPONSORED ADR	MREO	Equity
MERCK & COMPANY INC.	MRK	Equity
Marker Therapeutics, Inc.	MRKR	Equity
Marlin Business Services Corp.	MRLN	Equity
Moderna, Inc.	MRNA	Equity
Marinus Pharmaceuticals, Inc.	MRNS	Equity
MARATHON OIL CORPORATION	MRO	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Mersana Therapeutics, Inc.	MRSN	Equity
Mirati Therapeutics, Inc.	MRTX	Equity
Maravai LifeSciences Holdings, Inc.	MRVI	Equity
MARVELL TECHNOLOGY GROUP LTD.	MRVL	Equity
MORGAN STANLEY	MS	Equity
Mesabi Trust	MSB	Equity
MSCI Inc	MSCI	Equity
MICROSOFT CORPORATION	MSFT	Equity
Madison Square Garden Entertainment Corp	MSGE	Equity
MSG Networks, Inc.	MSGN	Equity
Madison Square Garden Sports Corporation	MSGS	Equity
MOTOROLA INC (reverse split)	MSI	Equity
MSC Industrial Direct Co. Inc.	MSM	Equity
ADVISOR SHARES PURE US CANNABIS	MSOS	ETF
MICROSTRATEGY, INC	MSTR	Equity
ARCELORMITTAL	MT	Equity
METALLA ROYALTY & STREAMING LTD.	MTA	Equity
M & T BANK CORP	MTB	Equity
Match Group, Inc.	MTCH	Equity
Matador Resources Company	MTDR	Equity
MOLECULAR TEMPLATES, INC.	MTEM	Equity
MGIC INVESTMENT CORPORATION	MTG	Equity
MERITAGE HOMES CORPORATION	MTH	Equity
MATERIALISE NV	MTLS	Equity
Vail Resorts, Inc.	MTN	Equity
Meritor, Inc.	MTOR	Equity
Matrix Service Company	MTRX	Equity
MACOM Technology Solutions Holdings, Inc.	MTSI	Equity
Altria Group, Inc	MTUM	ETF
THE MANITOWOC COMPANY, INC.	MTW	Equity
MASTEC INC	MTZ	Equity
MICRON TECHNOLOGY INC.	MU	Equity
iShares S&P National AMT Free Municipal Bond Fund	MUB	ETF
MUDRICK CAPITAL ACQUISITION CORPORATION II	MUDS	Equity
Mitsubishi UFJ Financial Group, Inc.	MUFG	Equity
MURPHY OIL CORPORATION	MUR	Equity
Murphy USA Inc.	MUSA	Equity
McEwen Mining Inc.	MUX	Equity
Microvision, Inc.	MVIS	Equity
MV Oil Trust	MVO	Equity
Mueller Water Products, Inc.	MWA	Equity
MagnaChip Semiconductor Corp.	MX	Equity
MAXIM INTEGRATED PROD. IN	MXIM	Equity
Maxlinear, Inc.	MXL	Equity
MYRIAD GENETICS INC	MYGN	Equity
Myovant Sciences Ltd	MYOV	Equity
Direxion Daily Homebuilders & Supplies Bull 3X Shares	NAIL	ETF
Inari Medical, Inc	NARI	Equity
Nordic American Tankers Ltd	NAT	Equity
National Instruments Corporation	NATI	Equity
Navidea Biopharmaceuticals Inc.	NAVB	Equity
NAVIENT CORPORATION	NAVI	Equity
New Age Beverages Corporation	NBEV	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
NEUROCRINE BIOSCIENCES	NBIX	Equity
Nabriva Therapeutics plc	NBRV	Equity
NEUBASE THERAPEUTICS INC	NBSE	Equity
NORWEGIAN CRUISE LINE HOLDINGS LTD.	NCLH	Equity
National Cinenedia Inc	NCMI	Equity
nCino, Inc	NCNO	Equity
NCR CORP	NCR	Equity
The9 Limited-ADR	NCTY	Equity
Nasdaq OMX Group	NDAQ	Equity
NOODLES & COMPANY	NDLS	Equity
Nordson Corporation	NDSN	Equity
NextEra Energy, Inc.	NEE	Equity
NEWMONT MINING CORPORATION	NEM	Equity
NeoGenomics, Inc.	NEO	Equity
NextEra Energy Partners, LP	NEP	Equity
Neptune Technologies & Bioressources Inc	NEPT	Equity
Roundhill BITKRAFT Esports & Digital Entertainment ETF	NERD	ETF
Minerva Neurosciences, Inc.	NERV	Equity
Cloudflare, Inc.	NET	Equity
New Relic, Inc.	NEWR	Equity
Newtek Business Services Corp	NEWT	Equity
NexTier Oilfield Solutions Inc.	NEX	Equity
New Fortress Energy Inc	NFE	Equity
National Fuel Gas Company	NFG	Equity
NETFLIX, INC.	NFLX	Equity
NOVAGOLD RESOURCES INC (dist)	NG	Equity
NEXTGEN ACQUISITION CORP	NGAC	Equity
NEW GOLD, INC.	NGD	Equity
National Grid PLC	NGG	Equity
NGL ENERGY PARTNERS L.P.	NGL	Equity
Natural Grocers by Vitamin Cottage, Inc.	NGVC	Equity
NantHealth, Inc	NH	Equity
National HealthCare Corporation	NHC	Equity
National Health Investors Inc.	NHI	Equity
NATURAL HEALTH TRENDS CORP.	NHTC	Equity
NISOURCE, INC	NI	Equity
NICE Ltd.	NICE	Equity
NIO Inc.	NIO	Equity
Niu Technologies	NIU	Equity
NIKE INC.	NKE	Equity
Nikola Corporation	NKLA	Equity
NEKTAR THERAPEUTICS	NKTR	Equity
NortonLifeLock Inc	NLOK	Equity
Nautilus Inc.	NLS	Equity
Nielsen Holdings NV	NLSN	Equity
Neoleukin Therapeutics, Inc. (	NLTX	Equity
ANNALY CAPITAL MANAGEMENT, INC.	NLY	Equity
Navios Maritime Holdings, Inc.	NM	Equity
New Mountain Finance Corporation	NMFC	Equity
NMI Holdings, Inc.	NMIH	Equity
Navios Maritime Partners LP	NMM	Equity
Nomura Holdings, Inc.	NMR	Equity
NEMAURA MEDICAL, INC.	NMRD	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Newmark Group Inc	NMRK	Equity
Navios Maritime Acquisition Corporation	NNA	Equity
NN, Inc.	NNBR	Equity
NANO DIMENSION LTD	NNDM	Equity
National Retail Properties, Inc.	NNN	Equity
NANO-X IMAGING LTD	NNOX	Equity
NanoViricides, Inc	NNVC	Equity
Noah Holdings, Ltd.	NOAH	Equity
NORTHROP GRUMMAN CORP	NOC	Equity
Northern Oil and Gas Inc	NOG	Equity
NOKIA CORPORATION	NOK	Equity
Nomad Foods Limited	NOMD	Equity
NOV, Inc.	NOV	Equity
Sunnova Energy International Inc	NOVA	Equity
ServiceNow Inc.	NOW	Equity
EnPro Industries Inc	NPO	Equity
NeoPhotonics Corp.	NPTN	Equity
Newpark Resources, Inc.	NR	Equity
NRG ENERGY, INC.	NRG	Equity
Natural Resource Partners L.P.	NRP	Equity
NEW RESIDENTIAL INVESTMENT CORP.	NRZ	Equity
NuStar Energy LP	NS	Equity
National Storage Affiliates	NSA	Equity
NORFOLK SOUTHERN CORPORATION	NSC	Equity
Insperity, Inc.	NSP	Equity
Napco Security Technologies, Inc.	NSSC	Equity
NORTHERN STAR INVESTMENT CORP	NSTB	Equity
NanoString Technologies, Inc.	NSTG	Equity
NETAPP, INC.	NTAP	Equity
NetScout Systems, Inc.	NTCT	Equity
NETEASE, INC.	NTES	Equity
NETGEAR INC	NTGR	Equity
Intellia Therapeutics Inc.	NTLA	Equity
Nutanix, Inc.	NTNX	Equity
Nam Tai Property Inc.	NTP	Equity
Nutrien Ltd.	NTR	Equity
Natera, Inc	NTRA	Equity
NORTHERN TRUST CORPORATIO	NTRS	Equity
Natus Medical Incorporated (	NTUS	Equity
NetSol Technologies, Inc.	NTWK	Equity
NUANCE COMMUNICATIONS, INC.	NUAN	Equity
NUCOR CORPORATION	NUE	Equity
DIREXION DAILY GOLD MINERS BULL 3X SHRS	NUGT	ETF
NU SKIN ENTERPRISES INC.	NUS	Equity
NuVasive, Inc.	NUVA	Equity
NOVAVAX, INC	NVAX	Equity
NovoCure Limited	NVCR	Equity
NVIDIA CORPORATION	NVDA	Equity
NAVIGATOR HOLDINGS LTD.	NVGS	Equity
Nova Measuring Instruments Ltd.	NVMI	Equity
Novo Nordisk	NVO	Equity
Nevro Corp.	NVRO	Equity
ALCON INC (Merger)	NVS	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Envista Holdings Corp	NVST	Equity
nVent Electric plc	NVT	Equity
Invitae Corporation	NVTA	Equity
Northwest Bancshares Inc	NWBI	Equity
NatWest Group plc	NWG	Equity
NEWELL RUBBERMAID, INC.	NWL	Equity
Northwest Pipe Company	NWPX	Equity
News Corporation	NWS	Equity
NEWS CORPORATION	NWSA	Equity
Quanex Building Products Corporation	NX	Equity
NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	NXE	Equity
NextGen Healthcare, Inc.	NXGN	Equity
NXP Semiconductors NV	NXPI	Equity
NEXSTAR BROADCASTING GROUP, INC.	NXST	Equity
NextCure, Inc	NXTC	Equity
NEW YORK COMM. BANCORP	NYCB	Equity
New York Mortgage Trust, Inc.	NYMT	Equity
Nymox Pharmaceutical Corporation	NYMX	Equity
NEW YORK TIMES COMPANY	NYT	Equity
Realty Income Corporation	O	Equity
OBSEVA SA	OBSV	Equity
OWENS CORNING INC.	OC	Equity
ORTHO CLINICAL DIAGNOSTICS	OCDX	Equity
OCUGEN INC	OCGN	Equity
OCWEN FINANCIAL CORPORATION	OCN	Equity
Oaktree Specialty Lending Corporation	OCSL	Equity
Ocular Therapeutix, Inc.	OCUL	Equity
ONCOCYTE CORP	OCX	Equity
Old Dominion Freight Line (150 shares)	ODFL	Equity
The ODP Corporation	ODP	Equity
	ODT	Equity
Orion Engineered Carbons S.A.	OEC	Equity
ISHARES S&P 100 ETF	OEF	ETF
Orbital Energy Group, Inc.	OEG	Equity
Orion Energy Systems, Inc	OESX	Equity
Corporate Office Properties Trust	OFC	Equity
OFG BANNCORP	OFG	Equity
ORTHOFIX INTERNATIONAL N.V.	OFIX	Equity
OGE ENERGY CORP.	OGE	Equity
OrganiGram Holdings Inc	OGI	Equity
OSHARES GLOBAL INTERNET GIANTS ETF	OGIG	ETF
OMEGA Healthcare Investors, Inc.	OHI	Equity
OWENS-ILLINOIS INC.	OI	Equity
MARKET VECTORS OIL SERVICES ETF	OIH	ETF
OCEANEERING INTERNATIONAL, INC	OII	Equity
Oil States International, Inc.	OIS	Equity
ONEOK, INC.	OKE	Equity
Okta, Inc.	OKTA	Equity
CAMBRIDGE DISPLAY TECHNOLOGY INC.	OLED	Equity
Ollie's Bargain Outlet Holdings, Inc.	OLLI	Equity
OLIN CORP.	OLN	Equity
OMNICOM GROUP	OMC	Equity
OMNICELL, INC	OMCL	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Omeros Corporation	OMER	Equity
Odyssey Marine Exploration Inc.	OMEX	Equity
OneMain Holdings, Inc.	OMF	Equity
OWENS & MINOR, INC	OMI	Equity
OASIS MIDSTREAM PARTNERS LP	OMP	Equity
ON Semiconductor Corporation	ON	Equity
Old National Bancorp	ONB	Equity
ONCOSEC MEDICAL INCORPORATED	ONCS	Equity
ONCTERNAL THERAPEUTICS, INC.	ONCT	Equity
1Life Healthcare, Inc.	ONEM	Equity
Onto Innovation Inc.	ONTO	Equity
Ooma, Inc	OOMA	Equity
Option Care Health, Inc	OPCH	Equity
Opendoor Technologies Inc.	OPEN	Equity
(New) Office Properties Income Trust	OPI	Equity
OPKO HEALTH, INC.	OPK	Equity
Opera Limited	OPRA	Equity
OptimizeRx Corporation	OPRX	Equity
OCEAN POWER TECHNOLOGIES, INC.	OPTT	Equity
Oppenheimer Holdings Inc.	OPY	Equity
Osisko Gold Royalties Ltd	OR	Equity
Ormat Technologies, Inc.	ORA	Equity
Orange SA	ORAN	Equity
ORBCOMM, Inc.	ORBC	Equity
Orchid Island Capital, Inc.	ORC	Equity
OWL ROCK CAPITAL CORP	ORCC	Equity
ORACLE CORPORATION	ORCL	Equity
ORGANOGENESIS HOLDINGS, INC.	ORGO	Equity
Old Republic International Corporation	ORI	Equity
O'REILLY AUTOMOTIVE INC.	ORLY	Equity
Oramed Pharmaceuticals Inc.	ORMP	Equity
Orion Marine Group, Inc.	ORN	Equity
Orchard Therapeutics plc	ORTX	Equity
Overseas Shipholding Group, Inc.	OSG	Equity
OAK STREET HEALTH INC	OSH	Equity
OSI Systems Inc.	OSIS	Equity
Oshkosh Corporation	OSK	Equity
OneSpan Inc.	OSPN	Equity
Overstock.com, Inc.	OSTK	Equity
ORASURE TECHNOLOGIES INC	OSUR	Equity
OneSpaWorld Holdings Limited	OSW	Equity
OPEN TEXT CORPORATION	OTEX	Equity
Otonomy, Inc.	OTIC	Equity
Otis Worldwide Corporation	OTIS	Equity
Ontrak, Inc.	OTRK	Equity
Ouster, Inc	OUST	Equity
OUTFRONT MEDIA INC.	OUT	Equity
Ovid Therapeutics Inc.	OVID	Equity
Ovintiv Inc.	OVV	Equity
Blue Owl Capital Inc.	OWL	Equity
Oxford Industries, Inc	OXM	Equity
Oxford Square Capital Corporation	OXSQ	Equity
OCCIDENTAL PETROLEUM CORPORATION	OXY	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Bank OZK	OZK	Equity
Ozon Holdings PLC	OZON	Equity
PLAINS ALL AMERICAN PIPELINE, LP	PAA	Equity
PAN AMERICAN SILVER CORPORATION	PAAS	Equity
Pacific Biosciences of California Inc	PACB	Equity
TPG PACE TECH OPPORTUNITY	PACE	Equity
PacWest Bancorp	PACW	Equity
PAE INCORPORATED	PAE	Equity
Penske Automotive Group Inc	PAG	Equity
PLAINS GP HOLDINGS, L.P.	PAGP	Equity
PagSeguro Digital Ltd.	PAGS	Equity
Pampa Energía S.A.	PAM	Equity
Palo Alto Networks Inc	PANW	Equity
PAR Technology Corporation	PAR	Equity
Par Pacific Holdings, Inc.	PARR	Equity
Global X U.S. Infrastructure Development ETF	PAVE	ETF
PAVMED INC	PAVM	Equity
PAYA HOLDINGS INC	PAYA	Equity
Paycom Software, Inc.	PAYC	Equity
PaySign, Inc.	PAYS	Equity
PAYCHEX, INC	PAYX	Equity
Pembina Pipeline Corporation	PBA	Equity
PEOPLES UNITED FINANCIAL BANK, INC.	PBCT	Equity
PBF ENERGYINC.	PBF	Equity
PBF Logistics LP	PBFX	Equity
PITNEY BOWES INC.	PBI	Equity
POTBELLY CORPORATION	PBPB	Equity
PETROLEO BRASILEIRO PETROBRAS SA	PBR	Equity
PERMIAN BASIN ROYALTY TRUST	PBT	Equity
POWERSHARES WILDERHILL CLEAN ENERGY	PBW	ETF
PUMA BIOTECHNOLOGY, INC.	PBYI	Equity
PACCAR INC.	PCAR	Equity
PG & E CORP	PCG	Equity
PotlatchDeltic Corporation	PCH	Equity
Points International Ltd.	PCOM	Equity
Pacira Pharmaceuticals, Inc./DE	PCRX	Equity
PCSB Financial Corp	PCSB	Equity
PURECYCLE TECHNOLOGIES INC	PCT	Equity
Paylocity Holding Corporation	PCTY	Equity
Park City Group Inc.	PCYG	Equity
PagerDuty, Inc.	PD	Equity
PERIDOT ACQUISITION CORP	PDAC	Equity
INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	PDBC	ETF
PDC Energy Inc.	PDCE	Equity
Patterson Companies, Inc.	PDCO	Equity
Pinduoduo Inc.	PDD	Equity
Piedmont Office Realty Trust Inc.	PDM	Equity
Precision Drilling Corporation	PDS	Equity
Healthpeak Properties, Inc.	PEAK	Equity
PUBLIC SERVICE ENT GROUP INC	PEG	Equity
Pegasystems, Inc.	PEGA	Equity
Penn Real Estate Invest Tst	PEI	Equity
Penumbra, Inc	PEN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
PENN NATIONAL GAMING INC	PENN	Equity
PEPSICO, INC.	PEP	Equity
Perion Network Ltd.	PERI	Equity
PetIQ, Inc	PETQ	Equity
PETMED EXPRESS, INC.	PETS	Equity
Invesco High Yield Equity Dividend Achievers ETF	PEY	ETF
PFIZER INC.	PFE	Equity
iShares US Preferred Stock	PFF	ETF
PRINCIPAL FINANCIAL GROUP, INC.	PFG	Equity
Performance Food Group Company	PFGC	Equity
Performant Financial Corporation	PFMT	Equity
Proofpoint, Inc.	PFPT	Equity
PROVIDENT FINANCIAL SERVICES, INC	PFS	Equity
PennyMac Financial Services, Inc.	PFSI	Equity
PFSweb Inc.	PFSW	Equity
PROCTER & GAMBLE COMPANY	PG	Equity
Precigen, Inc.	PGEN	Equity
PowerShares Financial Preferred ETF	PGF	ETF
Progyny Inc	PGNY	Equity
PROGRESSIVE CORPORATION	PGR	Equity
Paramount Group Inc.	PGRE	Equity
PGT, Inc.	PGTI	Equity
PARKER-HANNIFIN CORP	PH	Equity
Koninklijke Philips N.V	PHG	Equity
PHIO PHARMACEUTICALS CORP.	PHIO	Equity
PULTEGROUP, INC.	PHM	Equity
PHREESIA, INC.	PHR	Equity
PANHANDLE OIL AND GAS, INC.	PHX	Equity
Impinj, Inc.	PI	Equity
iShares MSCI Global Metals & Mining Producers ETF	PICK	ETF
POLARIS INDUSTRIES, INC.	PII	Equity
Premier Inc	PINC	Equity
Ping Identity Holding Corp.	PING	Equity
Pinterest, Inc.	PINS	Equity
PINE ISLAND ACQUISITION CORP	PIPP	Equity
Piper Sandler Companies	PIPR	Equity
SHIFTPIXY, INC.	PIXY	Equity
PJT Partners Inc.	PJT	Equity
Park Hotels & Resorts Inc.	PK	Equity
PACKAGING CORP OF AMERICA	PKG	Equity
PERKINELMER, INC.	PKI	Equity
POSCO	PKX	Equity
Photronics Inc.	PLAB	Equity
Anaplan, Inc.	PLAN	Equity
Dave & Buster's Entertainment, Inc.	PLAY	Equity
PLBY GROUP, INC.	PLBY	Equity
CHILDREN'S PLACE RETAIL	PLCE	Equity
PROLOGIS INC.	PLD	Equity
PLATINUM GROUP METALS LTD.	PLG	Equity
PIEDMONT LITHIUM LTD	PLL	Equity
Palomar Holdings, Inc	PLMR	Equity
Planet Fitness, Inc.	PLNT	Equity
Douglas Dynamics, Inc.	PLOW	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Pulse Biosciences, Inc.	PLSE	Equity
PLAYTIKA HOLDING CORP.	PLTK	Equity
Palantir Technologies Inc.	PLTR	Equity
PLUG POWER INC	PLUG	Equity
Protalix BioTherapeutics Inc.	PLX	Equity
Playa Hotels & Resorts N.V.	PLYA	Equity
PHILIP MORRIS INTERNATIONAL, INC.	PM	Equity
Pennymac Mortgage Investment Trust	PMT	Equity
PNC FINANCIAL SERVICES GROUP INC.	PNC	Equity
Pinnacle Financial Partners, Inc.	PNFP	Equity
PennantPark Investment Corp	PNNT	Equity
Pentair plc	PNR	Equity
The Pennant Group, Inc	PNTG	Equity
Pinnacle West Capital Corporation	PNW	Equity
Insulet Corporation	PODD	Equity
Plantronics, Inc.	POLY	Equity
Pool Corporation	POOL	Equity
PORTLAND GENERAL ELECTRIC COMPANY	POR	Equity
POSHMARK INC	POSH	Equity
Post Holdings, Inc.	POST	Equity
GLOBAL X CANNABIS ETF	POTX	ETF
Power Integrations Inc	POWI	Equity
AMMO INC	POWW	Equity
Purple Biotech Ltd.	PPBT	Equity
PILGRIMS PRIDE CORP	PPC	Equity
PPD, Inc.	PPD	Equity
PPG INDUSTRIES INC.	PPG	Equity
Market Vectors Pharmaceutical ETF	PPH	ETF
PPL CORPORATION	PPL	Equity
PQ Group Holdings Inc	PQG	Equity
PRA GROUP, INC.	PRAA	Equity
PRA Health Sciences, Inc.	PRAH	Equity
PRAXIS PRECISION MEDICINES, INC.	PRAX	Equity
PORCH GROUP, INC.	PRCH	Equity
Perdoceo Education Corporation	PRDO	Equity
Perficient, Inc.	PRFT	Equity
PERRIGO COMPANY	PRGO	Equity
Progress Software Corporation	PRGS	Equity
Primerica, Inc.	PRI	Equity
Primoris Services Corporation	PRIM	Equity
Proto Labs Inc	PRLB	Equity
Primo Water Corp.	PRMW	Equity
Pros Holdings Inc	PRO	Equity
PROFOUND MEDICAL CORP	PROF	Equity
PROGENITY INC	PROG	Equity
CC NEUBERGER PRINCIPAL HOLDINGS II	PRPB	Equity
Purple Innovation, Inc.	PRPL	Equity
Proqr Therapeutics N.V.	PRQR	Equity
PROTHENA CORPORATION PLC	PRTA	Equity
Paratek Pharmaceuticals, Inc.	PRTK	Equity
CarParts.com, Inc	PRTS	Equity
Party City Holdco Inc.	PRTY	Equity
PRUDENTIAL FINANCIAL, INC.	PRU	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Provention Bio Inc	PRVB	Equity
Public Storage	PSA	Equity
PROPERTY SOLUTIONS ACQUISITION CORP.	PSAC	Equity
Prospect Captial Corporation	PSEC	Equity
Paysafe Limited	PSFE	Equity
PriceSmart, Inc.	PSMT	Equity
Parsons Corporation	PSN	Equity
PERSONALIS, INC.	PSNL	Equity
Pearson plc	PSO	Equity
ProShares Short QQQ	PSQ	ETF
ProShares UltraShort 7-10 Year Treasury	PST	ETF
Pure Storage, Inc.	PSTG	Equity
PERSHING SQUARE TONTINE HOLDINGS LTD.	PSTH	Equity
Pluristem Therapeutics Inc	PSTI	Equity
PHILLIPS 66	PSX	Equity
PHILLIPS 66 PARTNERS L.P.	PSXP	Equity
PTC Inc.	PTC	Equity
PTC Therapeutics, Inc.	PTCT	Equity
PolarityTE, Inc.	PTE	Equity
PATTERSON-UTI ENERGY INC.	PTEN	Equity
Portman Ridge Finance Corporation	PTMN	Equity
Peloton Interactive, Inc.	PTON	Equity
PETROCHINA CO. LTD.	PTR	Equity
Proterra Inc	ACTC	Equity
Proterra Inc	PTRA	Equity
ProPetro Holding Corp.	PUMP	Equity
Penn Virginia Corporation	PVAC	Equity
Pretium Resources, Inc.	PVG	Equity
PVH Corp.	PVH	Equity
Permianville Royalty Trust	PVL	Equity
PowerFleet, Inc	PWFL	Equity
QUANTA SERVICES, INC.	PWR	Equity
PIONEER NATURAL RESOURCES COMPANY	PXD	Equity
Invesco Dynamic Oil & Gas Services ETF	PXJ	ETF
PIXELWORKS, INC.	PXLW	Equity
PayPal Holdings, Inc.	PYPL	Equity
Papa John's International, Inc.	PZZA	Equity
FIRST TRUST NASDAQ CLEAN EDGE GREEN	QCLN	Equity
QUALCOMM INCORPORATED	QCOM	Equity
Qudian, Inc.	QD	Equity
QUIDEL CORPORATION	QDEL	Equity
QELL ACQUISITION CORPORATION	QELL	Equity
360 DIGITECH, INC.	QFIN	Equity
QIAGEN N V	QGEN	Equity
PROSHARES ULTRASHORT QQQ	QID	ETF
QIWI PLC	QIWI	Equity
PROSHARES ULTRA QQQ	QLD	ETF
QUALIGEN THERAPEUTICS, INC.	QLGN	Equity
QUALYS, INC.	QLYS	Equity
Quinstreet, Inc.	QNST	Equity
INVESCO QQQ Trust	QQQ	ETF
INVESCO NASDAQ NEXT GEN 100 ETF	QQQJ	Equity
Qurate Retail, Inc.	QRTEA	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Qorvo, Inc.	QRVO	Equity
QuantumScape Corporation	QS	Equity
Quantum-Si Incorporated	QSI	Equity
Restaurant Brands International Inc.	QSR	Equity
Quotient Limited	QTNT	Equity
Qutoutiao Inc.	QTT	Equity
Q2 Holdings, Inc.	QTWO	Equity
Quad/Graphics, Inc.	QUAD	Equity
QuickLogic Corporation	QUIK	Equity
Quotient Technology Inc.	QUOT	Equity
uniQure N.V.	QURE	Equity
GLOBAL X NASDAQ 100 COVERED CALL ETF	QYLD	ETF
RYDER SYSTEMS INC.	R	Equity
REVOLUTION ACCELERATION ACQUISITION CORP.	RAAC	Equity
Ferrari N.V.	RACE	Equity
RITE AID CORPORATION	RAD	Equity
Rada Electronic Industries Ltd	RADA	Equity
Freight Car America Inc	RAIL	Equity
LiveRamp Holdings, Inc.	RAMP	Equity
RAPT THERAPEUTICS, INC.	RAPT	Equity
Ultragenyx Pharmaceutical Inc.	RARE	Equity
Ritchie Bros. Auctioneers Incorporated	RBA	Equity
REDBALL ACQUISITION CORP.	RBAC	Equity
Ribbon Communications Inc	RBBN	Equity
Regal-Beloit Corporation	RBC	Equity
Roblox Corporation	RBLX	Equity
Ready Capital Corporation	RC	Equity
Rogers Communication, Inc.	RCI	Equity
RENT-A_CENTER, INC.	RCII	Equity
Rocket Pharmaceuticals, Inc.	RCKT	Equity
ROYAL CARIBBEAN CRUISES LTD.	RCL	Equity
R1 RCM Inc	RCM	Equity
Arcus Biosciences, Inc.	RCUS	Equity
Redfin Corporation	RDFN	Equity
RedHill Biopharma Ltd	RDHL	Equity
Reading International Inc	RDI	Equity
RADIAN GROUP INC.	RDN	Equity
RadNet, Inc.	RDNT	Equity
ROYAL DUTCH SHELL PLC	RDSA	Equity
ROYAL DUTCH SHELL PLC CL B	RDSB	Equity
Radius Health, Inc.	RDUS	Equity
RADWARE LTD.	RDWR	Equity
Dr. Reddy's Laboratories Limited	RDY	Equity
EVEREST RE GROUP LTD	RE	Equity
RealReal Inc	REAL	Equity
Research Frontiers Inc.	REFR	Equity
REGENCY CENTERS CORP	REG	Equity
Renewable Energy Group Inc	REGI	Equity
REGENERON PHARMACEUTICALS	REGN	Equity
Ring Energy, Inc.	REI	Equity
REKOR SYSTEMS, INC.	REKR	Equity
ISHARES MORTGAGE REAL ESTATE ETF	REM	ETF
Market Vectors Rare Earth/Strategic Metals ETF	REMX	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Renren, Inc.	RENN	Equity
Recro Pharma, Inc.	REPH	Equity
REPLIMUNE GROUP, INC.	REPL	Equity
RPC INC	RES	Equity
Resonant Inc.	RESN	Equity
Reata Pharmaceuticals Inc	RETA	Equity
Revlon, Inc.	REV	Equity
REV Group, Inc.	REVG	Equity
REYNOLDS CONSUMER PRODUCTS	REYN	Equity
Resideo Technologies Inc	REZI	Equity
REGIONS FINANCIAL CORPORATION	RF	Equity
RF Industries, Ltd.	RFIL	Equity
Resolute Forest Products Inc.	RFP	Equity
Reinsurance Group of America Inc	RGA	Equity
Repligen Corporation	RGEN	Equity
ROYAL GOLD, INC.	RGLD	Equity
REGULUS THERAPEUTICS INC.	RGLS	Equity
REGENXBIO Inc.	RGNX	Equity
Resources Connection, Inc.	RGP	Equity
STURM, RUGER & COMPANY INC.	RGR	Equity
REGIS CORP.	RGS	Equity
RESTORATION HARDWARE HOLDINGS, INC	RH	Equity
ROBERT HALF INTERNATIONAL	RHI	Equity
Ryman Hospitality Properties, Inc.(Stk Div)	RHP	Equity
RCI HOSPITALITY HOLDINGS, INC.	RICK	Equity
Lordstown Motors Corporation	RIDE	Equity
TRANSOCEAN LTD.	RIG	Equity
Rigel Pharmaceuticals, Inc.	RIGL	Equity
B Riley Financial Inc	RILY	Equity
RIO TINTO PLC	RIO	Equity
Riot Blockchain, Inc.	RIOT	Equity
RAYMOND JAMES FINANCIAL INC	RJF	Equity
ARCADIA BIOSCIENCES, INC.	RKDA	Equity
Rocket Companies, Inc.	RKT	Equity
RALPH LAUREN CORPORATION	RL	Equity
Realogy Holdings Corp.	RLGY	Equity
RLJ Lodging Trust	RLJ	Equity
RELMADA THERAPEUTICS INC	RLMD	Equity
REGIONAL MANAGEMENT CORP.	RM	Equity
RAMBUS INC	RMBS	Equity
RESMED, INC.	RMD	Equity
RMG ACQUISITION CORP. II	RMGB	Equity
RIMINI STREET, INC.	RMNI	Equity
Romeo Power, Inc	RMO	Equity
Rockwell Medical, Inc.	RMTI	Equity
RINGCENTRAL, INC.	RNG	Equity
RENALYTIX AI PLC ADR	RNLX	Equity
RENAISSANCERE HOLDINGS LTD.	RNR	Equity
RealNetworks, Inc.	RNWK	Equity
CONSTRUCTION PARTNERS, INC	ROAD	Equity
ROGERS CORPORATION	ROG	Equity
Retail Opportunity Investments Corp.	ROIC	Equity
ROCKWELL AUTOMATION	ROK	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Roku, Inc.	ROKU	Equity
Rollins, Inc.	ROL	Equity
ProShares Ultra Technology	ROM	ETF
ROOT, INC. DELAWARE	ROOT	Equity
Roper Technologies, Inc.	ROP	Equity
ROSS STORES INC.	ROST	Equity
Retail Properties of America, Inc.	RPAI	Equity
REPAY HOLDINGS CORP.	RPAY	Equity
Rapid7, Inc.	RPD	Equity
RPM INTERNATIONAL, INC	RPM	Equity
ROYALTY PHARMA PLC	RPRX	Equity
RPT Realty	RPT	Equity
RANGE RESOURCES CORPORATION	RRC	Equity
R.R. DONNELLEY & SONS COMPANY	RRD	Equity
Red Robin Gourmet Burgers, Inc.	RRGB	Equity
Red Rock Resorts, Inc.	RRR	Equity
RELIANCE STEEL & ALUMINUM CO.	RS	Equity
REPUBLIC SERVICES	RSG	Equity
Rush Street Interactive, Inc.	RSI	Equity
Invesco S&P 500 Equal Weight ETF	RSP	ETF
RODGERS SILICON VALLEY ACQUISITION CORP	RSVA	Equity
MARKET VECTORS RUSSIA ETF	RSX	ETF
Market Vectors Retail ETF	RTH	ETF
RATTLER MIDSTREAM LP	RTLR	Equity
REINVENT TECHNOLOGY	RTP	Equity
Raytheon Technologies Corporation	RTX	Equity
RUBIUS THERAPEUTICS, INC	RUBY	Equity
Sunrun Inc.	RUN	Equity
Rush Enterprises Inc	RUSHA	Equity
Direxion Daily Russia Bull 3x Shares	RUSL	ETF
Ruth's Hospitality Group Inc.	RUTH	Equity
Revolve Group, Inc.	RVLV	Equity
Revance Therapeutics, Inc.	RVNC	Equity
RETRACTABLE TECHNOLOGIES, INC.	RVP	Equity
Riverview Bancorp, Inc.	RVSB	Equity
RYB EDUCATION INC.	RWLK	Equity
ProShares Short Russell2000	RWM	ETF
SPDR Dow Jones REIT ETF	RWR	ETF
REDWOOD TRUST, INC.	RWT	Equity
Rexnord Corporation	RXN	Equity
RACKSPACE TECHNOLOGY, INC.	RXT	Equity
ROYAL BANK OF CANADA	RY	Equity
Ryanair Holdings plc	RYAAY	Equity
RAYONIER ADVANCED MATERIALS INC.	RYAM	Equity
Ryerson Holding Corporation	RYI	Equity
Rayonier Inc.	RYN	Equity
Rhythm Pharmaceuticals, Inc	RYTM	Equity
SEABRIDGE GOLD INC	SA	Equity
SABRE CORPORATION	SABR	Equity
Safehold Inc	SAFE	Equity
SANDERSON FARMS IN	SAFM	Equity
Safety Insurance Group Inc.	SAFT	Equity
Sage Therapeutics, Inc.	SAGE	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
SONIC AUTOMOTIVE,INC.	SAH	Equity
Science Applications International Corporation	SAIC	Equity
SailPoint Technologies Holdings, Inc.	SAIL	Equity
Boston Beer Company, Inc.	SAM	Equity
BANCO SANTANDER, S.A.	SAN	Equity
Sandstorm Gold Ltd.	SAND	Equity
Sanmina Corporation	SANM	Equity
S&W SEED COMPANY	SANW	Equity
SAP AG	SAP	Equity
EchoStar Corp	SATS	Equity
Cassava Sciences Inc	SAVA	Equity
SPIRIT AIRLINES, INC.	SAVE	Equity
Safe Bulkers Inc.	SB	Equity
SBA COMMUNICATION CORP	SBAC	Equity
StrongBridge Biophatma Plc	SBBP	Equity
SINCLAIR BROADCASTING GRP	SBGI	Equity
Sally Beauty Holdings Inc	SBH	Equity
Star Bulk Carriers Corporation	SBLK	Equity
Signature Bank	SBNY	Equity
Sabra Health Care REIT, Inc.	SBRA	Equity
Companhia de Saneamento Basico do Estado de Sao Paulo	SBS	Equity
Sibanye-Stillwater	SBSW	Equity
STARBUCKS CORPORATION	SBUX	Equity
SANTANDER CONSUMER USA HOLDINGS INC.	SC	Equity
SOUTHERN COPPER CORPORATION	SCCO	Equity
Schwab US Dividend Equity ETF	SCHD	ETF
Schwab U.S. Large-Cap Growth ETF	SCHG	ETF
Scholastic Corporation	SCHL	Equity
SCHNITZER STEEL INDUSTRIES, INC	SCHN	Equity
THE CHARLES SCHWAB CORPORATION	SCHW	Equity
SERVICE CORPORATION INTERNATIONAL	SCI	Equity
ProShare UltraShort DJ UBS Crude Oil	SCO	ETF
Comscore Inc	SCOR	Equity
SCIPLAY CORP	SCPL	Equity
SCORE MEDIA AND GAMING INC	SCR	Equity
STEELCASE, INC. CLASS A	SCS	Equity
SCANSOURCE, INC.	SCSC	Equity
Sculptor Capital Management, Inc	SCU	Equity
Shoe Carnival Inc	SCVL	Equity
SecureWorks Corp.	SCWX	Equity
SCYNEXIS, Inc.	SCYX	Equity
iShares MSCI EAFE Small Cap Index Fund	SCZ	ETF
SandRidge Energy, Inc.	SD	Equity
SmileDirectClub, Inc.	SDC	Equity
SCHRODINGER, INC.	SDGR	Equity
Global X SuperDividend ETF	SDIV	Equity
ProShares UltraPro Short Dow30	SDOW	ETF
PROSHARES ULTRASHORT S&P500	SDS	ETF
SPDR S&P Dividend ETF	SDY	ETF
Sea Limited	SE	Equity
SeaChange International, Inc.	SEAC	Equity
SPORTS ENTERTAINMENT ACQUISITION CORP	SEAH	Equity
SEAWORLD ENTERTAINMENT, INC.	SEAS	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
SECOO HOLDING LTD.	SECO	Equity
SolarEdge Technologies, Inc.	SEDG	Equity
SEALED AIR CORP	SEE	Equity
SEELOS THERAPEUTICS, INC	SEEL	Equity
SEI INVESTMENTS CO	SEIC	Equity
SELECTA BIOSCIENCES, INC.	SELB	Equity
Select Medical Holdings Corporation	SEM	Equity
Senseonics Holdings Inc.	SENS	Equity
Sesen Bio, Inc.	SESN	Equity
Stifel Financial Corp.	SF	Equity
Safeguard Scientifics, Inc.	SFE	Equity
Stitch Fix, Inc.	SFIX	Equity
SHIP FINANCE INTERNATIONAL LIMITED	SFL	Equity
SPROUTS FARMERS MARKET, INC.	SFM	Equity
Shift Technologies, Inc.	SFT	Equity
OSPREY TECHNOLOGY ACQUISITION CORP	SFTW	Equity
SG BLOCKS, INC.	SGBX	Equity
Superior Group of Companies, Inc.	SGC	Equity
Seattle Genetics, Inc.	SGEN	Equity
SMART Global Holdings, Inc.	SGH	Equity
SIGMA LABS, INC.	SGLB	Equity
Sangamo Therapeutics, Inc.	SGMO	Equity
SCIENTIFIC GAMES CORPORATION	SGMS	Equity
ETFS Physical Swiss Gold Shares ETF	SGOL	ETF
Surgery Partners Inc.	SGRY	Equity
ProShares Short S&P 500	SH	ETF
Shake Shack Inc.	SHAK	Equity
SHELL MIDSTREAM PARTNERS, L.P.	SHLX	Equity
Sunstone Hotel Investors, Inc.	SHO	Equity
STEVEN MADDEN, LTD.	SHOO	Equity
Shopify Inc.	SHOP	Equity
THE SHERWIN-WILLIAMS COMPANY	SHW	Equity
Ishares Barclays 1-3 Year Treasury Bond	SHY	ETF
SILVERGATE CAPITAL CORP.	SI	Equity
SI-BONE, INC.	SIBN	Equity
COMPANHIA SIDERURGICAL NACIONAL ADR	SID	Equity
Siebert Financial Corp	SIEB	Equity
Sientra, Inc.	SIEN	Equity
Sify Technologies Ltd.	SIFY	Equity
SIGNET JEWELERS LIMITEDSHS	SIG	Equity
SIGA Technologies Inc.	SIGA	Equity
Sprott Inc	SII	Equity
Global X Silver Miners ETF	SIL	ETF
ETFMG Prime Junior Silver ETF	SILJ	ETF
SILK ROAD MEDICAL, INC.	SILK	Equity
SilverCrest Metals Inc.	SILV	Equity
Silicon Motion Technology Corp.	SIMO	Equity
SINO-GLOBAL SHIPPING AMERICA, LTD.	SINO	Equity
Sio Gene Therapies Inc.	SIOX	Equity
SIRIUS XM RADIO INC.	SIRI	Equity
SITE Centers Corporation	SITC	Equity
SVB Financial Group	SIVB	Equity
ETFS Physical Silver	SIVR	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Six Flags Entertainment Corporation	SIX	Equity
J M SMUCKER COMPANY (THE)	SJM	Equity
SPDR Barclays Short Term High Yield Bond ETF	SJNK	ETF
San Juan Basin Royalty Trust	SJT	Equity
ProShares UltraShort Financials	SKF	ETF
Skillsoft Corporation	CCX	Equity
Skillsoft Corporation	SKIL	Equity
The Beauty Health Company	SKIN	Equity
Skillz Inc.	SKLZ	Equity
Tanger Factory Outlet Centers, Inc.	SKT	Equity
SKETCHERS USA INCORPORATED	SKX	Equity
Skyline Champion Corporation	SKY	Equity
SkyWest Inc.	SKYW	Equity
First Trust ISE Cloud Computing Index Fund	SKYY	ETF
SILICON LABORATORIES INC.	SLAB	Equity
SCHLUMBERGER LIMITED	SLB	Equity
US Silica Holdings Inc.	SLCA	Equity
Solid Biosciences Inc	SLDB	Equity
SL Green Realty Corp.	SLG	Equity
SUPER LEAGUE GAMING, INC.	SLGG	Equity
Silgan Holdings Inc.	SLGN	Equity
SLM CORP	SLM	Equity
Soleno Therapeutics, Inc.	SLNO	Equity
Simulations Plus, Inc	SLP	Equity
SELECTQUOTE, INC.	SLQT	Equity
SELLAS LIFE SCIENCES GROUP, INC.	SLS	Equity
ISHARES SILVER TRUST	SLV	ETF
VanEck Vectors Steel ETF	SLX	ETF
SM Energy Company	SM	Equity
Smartsheet Inc.	SMAR	Equity
SUPER MICRO COMPUTER INC	SMCI	Equity
Sharps Compliance Corporation	SMED	Equity
SUMITOMO MITSUI FINANCIAL GROUP, INC.	SMFG	Equity
The Scotts Miracle-Gro Company	SMG	Equity
MARKET VECTORS SEMICONDUCTOR ETF	SMH	ETF
Simply Good Foods Co	SMPL	Equity
Smith Micro Software, Inc.	SMSI	Equity
SEMTECH CORPORATION	SMTC	Equity
SNAP-ON INCORPORATED	SNA	Equity
Snap, Inc	SNAP	Equity
Sleep Number Corporation	SNBR	Equity
Synchronoss Technologies, Inc.	SNCR	Equity
Smart Sand, Inc.	SND	Equity
Sundial Growers Inc.	SNDL	Equity
Schneider National, Inc	SNDR	Equity
Syndax Pharmaceuticals, Inc	SNDX	Equity
SMITH & NEPHEW PLC	SNN	Equity
Snowflake Inc.	SNOW	Equity
TORTOISE ACQUISITION CORPORATION II	SNPR	Equity
Synopsys Inc.	SNPS	Equity
New Senior Investment Group Inc.	SNR	Equity
SYNOVUS FINANCIAL CORPORATION	SNV	Equity
Synnex Corporation	SNX	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Sanofi	SNY	Equity
SOUTHERN COMPANY	SO	Equity
SUSTAINABLE OPPORTUNITIES ACQUISITION CORPORATION	SOAC	Equity
GLOBAL X SOCIAL MEDIA INDEX ETF	SOCL	ETF
SoFi Technologies, Inc.	SOFI	Equity
Sogou Inc.	SOGO	Equity
SOHU.COM INC.	SOHU	Equity
Solaris Oilfield Infrastructure, Inc.	SOI	Equity
ReneSola Ltd (ADS)	SOL	Equity
Electrameccanica Vehicles Corp.	SOLO	Equity
Sonoco Products Co.	SON	Equity
Sonos, Inc.	SONO	Equity
Sony Group Corporation	SONY	Equity
SOS Limited	SOS	Equity
DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	SOXL	ETF
Direxion Daily Semiconductor Bear 3X ETF	SOXS	ETF
iShares PHLX Semiconductor Index Fund	SOXX	ETF
Teucrium Soybean ETF	SOYB	ETF
SP Plus Corporation	SP	Equity
DEFIANCE NEXT GEN SPAC DERIVED ETF	SPAK	Equity
Spectrum Brands Holdings Inc.	SPB	Equity
Virgin Galactic Holdings, Inc.	SPCE	Equity
SPAC and New Issue ETF	SPCX	Equity
SIMON PROPERTY GROUP INC.	SPG	Equity
S&P Global Inc.	SPGI	Equity
Suburban Propane Partners, L.P.	SPH	Equity
Invesco S&P 500 High Dividend Low Volatility ETF	SPHD	ETF
SPI ENERGY CO LTD	SPI	Equity
Spark Energy Inc	SPKE	Equity
SPDR Portfolio S&P 500 ETF	SPLG	ETF
SPLUNK, INC.	SPLK	Equity
PowerShares S&P 500 Low Volatility ETF	SPLV	ETF
SeaSpine Holdings Corporation	SPNE	Equity
Sapiens International Corporation NV	SPNS	Equity
SUPERNOVA PARTNERS ACQUISITION COMPANY INC	SPNV	Equity
Spotify Technology S.A.	SPOT	Equity
SPECTRUM PHARMACEUTICALS, INC.	SPPI	Equity
Spirit Aerosystems Holdings Inc	SPR	Equity
Spero Therapeutics Inc	SPRO	Equity
SPARTAN ACQUISITION CORP II	SPRQ	Equity
Support.com. Inc.	SPRT	Equity
SPROUT SOCIAL INC	SPT	Equity
SPDR Portfolio Total Stock Market ETF	SPTM	ETF
Spartan Stores, Inc.	SPTN	Equity
Sportsman's Warehouse Holdings, Inc.	SPWH	Equity
SUNPOWER CORPORATION	SPWR	Equity
SPX Corporation	SPXC	Equity
Direxion Daily S&P 500 Bull 3X Shares	SPXL	ETF
Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	SPXS	ETF
PROSHARES ULTRAPRO SHORT S&P500	SPXU	ETF
SPDR S&P 500 TRUST	SPY	ETF
SPDR PORTFOLIO S&P 500 GROWTH ETF	SPYG	ETF
SPDR PORTFOLIO S&P 500 VALUE ETF	SPYV	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Square, Inc.	SQ	Equity
CHEMICAL & MINING CO. OF CHILE INC.	SQM	Equity
PROSHARES ULTRAPRO SHORT QQQ	SQQQ	ETF
Squarespace, Inc.	SQSP	Equity
STABLE ROAD ACQUISITION CORP	SRAC	Equity
SRAX, Inc.	SRAX	Equity
Spirit Realty Capital, Inc.	SRC	Equity
STERICYCLE, INC.	SRCL	Equity
Surmodics, Inc.	SRDX	Equity
SEMPRA ENERGY	SRE	Equity
ServiceSource International, Inc.	SREV	Equity
Seritage Growth Properties	SRG	Equity
Surgalign Holdings, Inc.	SRGA	Equity
Stoneridge, Inc.	SRI	Equity
Sorrento Therapeutics, Inc.	SRNE	Equity
SAREPTA THERAPEUTICS, INC.	SRPT	Equity
ProShares UltraShort Real Estate	SRS	ETF
ProShares UltraPro Short Russell2000	SRTY	ETF
South State Corporation	SSB	Equity
SASOL LTD	SSL	Equity
SS&C Technologies Holdings, Inc.	SSNC	Equity
PROSHARES ULTRA S&P500	SSO	ETF
The E.W. Scripps Company	SSP	Equity
SSR Mining Inc.	SSRM	Equity
Sutter Rock Capital Corporation	SSSS	Equity
SHUTTERSTOCK, INC.	SSTK	Equity
STRATASYS INC.	SSYS	Equity
Sensata Technologies Holding	ST	Equity
STAAR SURGICAL COMPANY	STAA	Equity
STAG Industrial, Inc.	STAG	Equity
ISTAR FINANCIAL INC.	STAR	Equity
STERIS Corp.	STE	Equity
Stem, Inc.	STEM	Equity
SunOpta Inc.	STKL	Equity
Sterling Bancorp	STL	Equity
Stellantis N.V.	STLA	Equity
STEEL DYNAMICS INC	STLD	Equity
STMicroelectronics NV	STM	Equity
STAMPS.COM, INC	STMP	Equity
StoneCo Ltd.	STNE	Equity
SCORPIO TANKERS, INC.	STNG	Equity
Stonemor Partners LP	STON	Equity
STORE Capital Corporation	STOR	Equity
STRAYER EDUCATION, INC.	STRA	Equity
Sterling Construction Company Inc.	STRL	Equity
SUTRO BIOPHARMA, INC.	STRO	Equity
STATE STREET CORPORATION	STT	Equity
Starwood Property Trust, Inc.	STWD	Equity
SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	STX	Equity
STEREOTAXIS, INC.	STXS	Equity
CONSTELLATION BRANDS INC.	STZ	Equity
SUNCOR ENERGY INC.	SU	Equity
ROUNDHILL STREAMING SERVICES & TECHNOLOGY ETF	SUBZ	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Sun Communities, Inc.	SUI	Equity
Summit Materials, Inc.	SUM	Equity
SUMO LOGIC, INC.	SUMO	Equity
SUNOCO L.P.	SUN	Equity
SUNWORKS, INC.	SUNW	Equity
SUPERIOR INDUSTRIES INT	SUP	Equity
SUPERNUS PHARMACEUTICALS, INC.	SUPN	Equity
SURFACE ONCOLOGY, INC.	SURF	Equity
STARBOARD VALUE ACQUISITION	SVAC	Equity
Service Properties Trust	SVC	Equity
SILVERCORP METALS INC	SVM	Equity
Savara Inc.	SVRA	Equity
ProShares Short VIX Short-Term Futures	SVXY	ETF
SHOCKWAVE MEDICAL INC.	SWAV	Equity
Smith & Wesson Brands, Inc. (SWBI)	SWBI	Equity
Switch, Inc.	SWCH	Equity
Solarwinds Corp.	SWI	Equity
SIERRA WIRELESS, INC	SWIR	Equity
Stanley Black & Decker	SWK	Equity
SKYWORKS SOLUTIONS INC.	SWKS	Equity
Schweitzer-Mauduit International, Inc	SWM	Equity
SOUTHWESTERN ENERGY COMPANY	SWN	Equity
SunCoke Energy, Inc.	SXC	Equity
SO-YOUNG INTERNATIONAL, INC.	SY	Equity
SYNLOGIC INC	SYBX	Equity
SYNCHRONY FINANCIAL	SYF	Equity
STRYKER CORP	SYK	Equity
SYNAPTICS, INC.	SYNA	Equity
Syneos Health, Inc.	SYNH	Equity
SYPRIS SOLUTIONS, INC.	SYPR	Equity
Syros Pharmaceuticals, Inc.	SYRS	Equity
SYSCO CORPORATION	SYY	Equity
AT&T, INC.	T	Equity
TravelCenters of America LLC	TA	Equity
Del Taco Restaurants, Inc.	TACO	Equity
Takeda Pharmaceutical Company Limited	TAK	Equity
TAL International Group Inc	TAL	Equity
Talos Energy Inc.	TALO	Equity
Guggenheim Solar ETF	TAN	ETF
Molson Coors Brewing Co.	TAP	Equity
Carrols Restaurant Group Inc	TAST	Equity
THOMA BRAVO ADVANTAGE	TBA	Equity
ProShares Short 20+ Year Treasury	TBF	ETF
TrueBlue, Inc.	TBI	Equity
Translate Bio, Inc.	TBIO	Equity
TRUMPH BANCORP INC	TBK	Equity
Theravance Biopharma, Inc.	TBPH	Equity
PROSHARES ULTRASHORT 20+ YEAR TREASURY	TBT	ETF
Texas Capital Bancshares, Inc.	TCBI	Equity
TRICIDA INC	TCDA	Equity
Tactile Systems Technology I	TCMD	Equity
Trip.com Group Limited	TCOM	Equity
TRACON PHARMACEUTICALS, INC.	TCON	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
TCR2 THERAPEUTICS, INC.	TCRR	Equity
THE CONTAINER STORE GROUP, INC.	TCS	Equity
TUCOWS, INC	TCX	Equity
TORONTO DOMINION BANK	TD	Equity
Teradata Corp.	TDC	Equity
TransDigm Group, Inc.	TDG	Equity
Teladoc, Inc.	TDOC	Equity
TELEPHONE & DATA SYSTEMS INC.	TDS	Equity
TIDEWATER INC.	TDW	Equity
Atlassian Corporation Plc	TEAM	Equity
Bio-Techne Corporation	TECH	Equity
Teck Resources Limited	TECK	Equity
Direxion Daily Technology Bull 3X ETF	TECL	ETF
Direxion Daily Technology Bear 3X ETF	TECS	ETF
TELEFONICA S.A.	TEF	Equity
TE Connectivity Ltd.	TEL	Equity
Tellurian Inc.	TELL	Equity
TENNECO INC	TEN	Equity
TENABLE HOLDINGS INC	TENB	Equity
Telecom Argentina S.A.	TEO	Equity
TERADYNE,INC	TER	Equity
TEVA PHARMACEUTICAL INDUSTRIES LIMITED	TEVA	Equity
TEREX CORPORATION	TEX	Equity
Truist Financial Corporation	TFC	Equity
TFF Pharmaceuticals, Inc	TFFP	Equity
TFS Financial Corporation	TFSL	Equity
Teleflex Incorporated	TFX	Equity
Tredegar Corp	TG	Equity
Taseko Mines Limited	TGB	Equity
Textainer Group Holdings Limited	TGH	Equity
Triumph Group, Inc.	TGI	Equity
TEGNA, Inc.	TGNA	Equity
Teekay LNG Partners LP	TGP	Equity
TARGET CORPORATION	TGT	Equity
TG THERAPEUTICS, INC.	TGTX	Equity
TENET HEALTHCARE CORP (25 shrs)	THC	Equity
TUSCAN HOLDINGS CORP. II	THCA	Equity
TUSCAN HOLDINGS CORP	THCB	Equity
CANNABIS ETF	THCX	ETF
THOR INDUSTRIES INC	THO	Equity
Thermon Group Holdings Inc	THR	Equity
Gentherm Inc	THRM	Equity
Treehouse Foods, Inc.	THS	Equity
UP FINTECH HOLDINGS LIMITED	TIGR	Equity
Interface, Inc.	TILE	Equity
iShares Barclays TIPS Bond Fund	TIP	ETF
Team, Inc.	TISI	Equity
Titan Machinery, Inc.	TITN	Equity
THE TJX COMPANIES, INC.	TJX	Equity
Teekay Corp	TK	Equity
Turkcell Iletisim Hizmetleri AS	TKC	Equity
TIMKEN COMPANY	TKR	Equity
iShares 10-20 Year Treasury Bond ETF	TLH	ETF

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
AST SpaceMobile, Inc.	TLMD	Equity
Talend SA Sponsored ADR	TLND	Equity
Tilray, Inc.	TLRY	Equity
TELOS CORPORATION	TLS	Equity
TIZIANA LIFE SCIENCES PLC	TLSA	Equity
ISHARES 20+ YEAR TREASURY BOND ETF	TLT	ETF
Tilly's Inc.	TLYS	Equity
TOYOTA MOTOR CORP	TM	Equity
TRANSMEDICS GROUP, INC.	TMDX	Equity
Tencent Music Entertainment Group	TME	Equity
DIREXION DAILY 20+ YR TRSY BULL 3X ETF	TMF	ETF
Taylor Morrison Home Corp	TMHC	Equity
Thermo Fisher Scientific Inc.	TMO	Equity
Trilogy Metals Inc.	TMQ	Equity
TimkenSteel Corporation	TMST	Equity
T-MOBILE US, INC.	TMUS	Equity
Direxion Daily 20 Year Treasury Bear 3X Shares	TMV	ETF
Terminix Global Holdings, Inc.	TMX	Equity
DIREXION DAILY SMALL CAP BULL 3X SHARES	TNA	ETF
Tandem Diabetes Care, Inc.	TNDM	Equity
TRINET GROUP, INC.	TNET	Equity
Teekay Tankers Ltd	TNK	Equity
Travel + Leisure Co.	TNL	Equity
TSAKOS ENERGY NAVIGATION LTD	TNP	Equity
TOLL BROTHERS INC.	TOL	Equity
TUNIU CORPORATION	TOUR	Equity
TowneBank	TOWN	Equity
Turning Piont Brands Inc	TPB	Equity
Tutor Perini Corporation	TPC	Equity
TPG PACE BENEFICIAL FINANCE CORPORATION	TPGY	Equity
TRI POINTE HOMES, INC.	TPH	Equity
TPI Composites Inc	TPIC	Equity
Tapestry, Inc.	TPR	Equity
TEMPUR-PEDIC INTERNATIONAL INC.	TPX	Equity
ProShares Ultra Pro QQQ	TQQQ	ETF
Tootsie Roll Industries Inc	TR	Equity
LendingTree, Inc.	TREE	Equity
Trex Co. Inc.	TREX	Equity
Targa Resources Corp.	TRGP	Equity
Tabula Rasa HealthCare Inc	TRHC	Equity
Thomson Reuters Corporation	TRI	Equity
Trinity Biotech plc	TRIB	Equity
Trillium Therapeutics Inc	TRIL	Equity
TRIPADVISOR INC.	TRIP	Equity
Triterras, Inc.	TRIT	Equity
TRIMBLE NAVIGATION LIMITED	TRMB	Equity
Trustmark Corporation	TRMK	Equity
TRINITY INDUSTRIES INC.	TRN	Equity
T. ROWE PRICE GROUP INC.	TROW	Equity
Tronox Ltd.	TROX	Equity
TransCanada Corp.	TRP	Equity
Turquoise Hill Resources Ltd.	TRQ	Equity
Triton International Ltd	TRTN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
TPG RE Finance Trust, Inc.	TRTX	Equity
TransUnion	TRU	Equity
TRUECAR, INC.	TRUE	Equity
Trupanion, Inc.	TRUP	Equity
THE TRAVELERS COMPANIES, INC.	TRV	Equity
trivago N.V.	TRVG	Equity
Trevena, Inc.	TRVN	Equity
Tanzanian Royalty Exploration	TRX	Equity
TENARIS SA	TS	Equity
TRACTOR SUPPLY COMPANY	TSCO	Equity
Trinseo S.A.	TSE	Equity
TOWER SEMICONDUCTOR LTD.	TSEM	Equity
TESLA MOTORS, INC.	TSLA	Equity
TAIWAN SEMICONDUCTOR MFG. CO.	TSM	Equity
TYSON FOODS, INC.	TSN	Equity
Townsquare Media, Inc.	TSQ	Equity
Trane Technologies plc	TT	Equity
THE TORO COMPANY	TTC	Equity
Tattooed Chef, Inc.	TTCF	Equity
The Trade Desk, Inc.	TTD	Equity
TotalEnergies SE	TTE	Equity
TTEC Holdings, Inc.	TTEC	Equity
Tetra Tech, Inc.	TTEK	Equity
TechTarget, Inc.	TTGT	Equity
TETRA Technologies, Inc.	TTI	Equity
Tata Motors Ltd.	TTM	Equity
TTM Technologies, Inc.	TTMI	Equity
Titan Pharmaceuticals Inc.	TTNP	Equity
T2 Biosystems, Inc.	TTOO	Equity
ProShares UltraPro Short 20+ Year Treasury	TTT	ETF
TAKE-TWO INTERACTIVE	TTWO	Equity
Telus Corporation	TU	Equity
Tufin Software Technologies Ltd	TUFN	Equity
Tupperware Brands Corp	TUP	Equity
ISHARES MSCI TURKEY	TUR	ETF
180 Degree Capital Corporation	TURN	Equity
Mammoth Energy Services Inc	TUSK	Equity
GRUPO TELEVISA, S.A.B.	TV	Equity
Travere Therapeutics, Inc	TVTX	Equity
Tivity Health, Inc.	TVTY	Equity
Tradeweb Markets Inc.	TW	Equity
TWC TECH HOLDINGS II CORP	TWCT	Equity
Titan International, Inc.	TWI	Equity
Twilio, Inc.	TWLO	Equity
Proshares UltrShort Russell 2000(reverse split)	TWM	Equity
Hostess Brands, Inc.	TWNK	Equity
Two Harbors Investment Corporation	TWO	Equity
2U, Inc.	TWOU	Equity
TWIST BIOSCIENCE CORP.	TWST	Equity
TWITTER INC.	TWTR	Equity
Ternium S.A.	TX	Equity
10X Genomics Inc	TXG	Equity
THERAPEUTICSMD, INC	TXMD	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
TEXAS INSTRUMENTS INC.	TXN	Equity
Texas Roadhouse, Inc.	TXRH	Equity
TEXTRON INC.	TXT	Equity
Tyler Technologies, Inc.	TYL	Equity
TYME Technologies Inc	TYME	Equity
DIREXION DAILY SMALL CAP BEAR 3X SHARES	TZA	ETF
Travelzoo, Inc.	TZOO	Equity
UNITY SOFTWARE, INC.	U	Equity
UNDER ARMOUR, INC.	UA	Equity
Under Armour, Inc.	UAA	Equity
UNITED CONTINENTAL HOLDINGS, INC.	UAL	Equity
CVR Partners LP	UAN	Equity
AGEAGLE AERIAL SYSTEM INC.	UAVS	Equity
Urstadt Biddle Properties Inc	UBA	Equity
Uber Technologies, Inc.	UBER	Equity
UBS Group Ag	UBS	Equity
UNITY BIOTECHNOLOGY INC.	UBX	Equity
PROSHARES ULTRA DJ-UBS CRUDE OIL	UCO	ETF
Ultra Clean Holdings, Inc.	UCTT	Equity
PowerShares DB US Dollar Index Bearish Fund	UDN	ETF
ProShares UltraPro Dow30	UDOW	ETF
UDR, Inc.	UDR	Equity
Urban Edge Properties	UE	Equity
Uranium Energy Corp	UEC	Equity
UNIVERSAL ELECTRONICS, INC.	UEIC	Equity
NET 1 UEPS TECHNOLOGIES	UEPS	Equity
Universal Forest Products, Inc.	UFPI	Equity
Domtar, Corp.	UFS	Equity
United States Gasoline	UGA	ETF
UGI Corporation	UGI	Equity
ProShares Ultra Gold	UGL	ETF
UNIVERSAL HEALTH SERVICES INC	UHS	Equity
Ubiquiti Inc.	UI	Equity
UNITED INSURANCE HOLDINGS CORPORATION	UIHC	Equity
UNISYS CORPORATION	UIS	Equity
Unilever PLC	UL	Equity
ULTA SALON COSMETICS & FRAGRANCE INC	ULTA	Equity
United Microelectronics Corporation	UMC	Equity
UNITED NATURAL FOODS, INC.	UNFI	Equity
UNITED STATES NATURAL GAS	UNG	ETF
UNITEDHEALTH GROUP INCORPORATED	UNH	Equity
Uniti Group Inc.	UNIT	Equity
Unum Group	UNM	Equity
UNION PACIFIC CORPORATION	UNP	Equity
Univar Inc.	UNVR	Equity
UpHealth, Inc	UPH	Equity
Upland Software, Inc.	UPLD	Equity
ProShares Ultrapro S&P 500	UPRO	ETF
UNITED PARCEL SERVICE, INC.	UPS	Equity
UPSTART HOLDINGS, INC.	UPST	Equity
Upwork Inc.	UPWK	Equity
Global X Uranium ETF	URA	ETF
URBAN OUTFITTERS INC	URBN	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
ProShares Ultra Real Estate	URE	ETF
Urogen Pharma Ltd	URGN	Equity
UNITED RENTALS, INC.	URI	Equity
ProShares UltraPro Russell2000	URTY	ETF
USA COMPRESSION PARTNERS, L.P.	USAC	Equity
U.S. BANCORP	USB	Equity
ProShares Ultra Semiconductors	USD	ETF
US Foods Holding Corp.	USFD	Equity
United States 12 Month Oil Fund, LP	USL	ETF
U.S. Cellular Corporation	USM	Equity
iShares MSCI USA Minimum Volatility	USMV	ETF
USANA Health Sciences, Inc.	USNA	Equity
UNITED STATES OIL FUND	USO	ETF
US PHYSICAL THERAPY INC	USPH	Equity
US Xpress Enterprises Inc	USX	Equity
UNITED THERAPEUTICS CORP	UTHR	Equity
Universal Technical Institute, Inc.	UTI	Equity
Utz Brands, Inc.	UTZ	Equity
POWERSHARES DB US DOLLAR INDEX BULLISH	UUP	ETF
Energy Fuels Inc.	UUUU	Equity
UNIVERSAL INSURANCE HOLDINGS, INC.	UVE	Equity
UNIVERSAL CORPORATION	UVV	Equity
PROSHARES ULTRA VIX SHORT-TERM FUT ETF	UVXY	ETF
ProShares Ultra Russell2000	UWM	ETF
UWM Holdings Corporation	UWMC	Equity
Uxin Limited	UXIN	Equity
ProShares Ultra Financials	UYG	ETF
VISA INC.	V	Equity
Marriott Vacations Worldwide Corp.	VAC	Equity
VALE S.A.	VALE	Equity
VAPOTHERM, INC.	VAPO	Equity
Vanguard Small-Cap ETF	VB	ETF
VBI Vaccines Inc.	VBIV	Equity
Vanguard Small-Cap Growth ETF	VBK	Equity
Vascular Biogenics Ltd.	VBLT	Equity
Vanguard Small-Cap Value ETF	VBR	ETF
Veritex Holdings Inc	VBTX	Equity
Visteon Corp.	VC	Equity
Vericel Corporation	VCEL	Equity
VACCINEX, INC.	VCNX	Equity
Vocera Communications, Inc.	VCRA	Equity
Veracyte, Inc.	VCYT	Equity
Vanguard Energy ETF	VDE	ETF
Vanguard FTSE Developed Markets ETF	VEA	ETF
Vectrus, Inc.	VEC	Equity
VEECO INSTRUMENTS	VECO	Equity
Vedanta Limited	VEDL	Equity
VEEVA SYSTEMS INC.	VEEV	Equity
VEON Ltd.	VEON	Equity
VEREIT, Inc.	VER	Equity
Veritone, Inc.	VERI	Equity
Veru Inc	VERU	Equity
Vermilion Energy Inc	VET	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
VF CORPORATION	VFC	Equity
Village Farms International, Inc.	VFF	Equity
Vanguard Financials ETF	VFH	ETF
Vonage Holdings Corporation	VG	Equity
Vanguard FTSE Europe ETF	VGK	ETF
VECTOR GROUP LTD.	VGR	Equity
Vanguard Information Technology ETF	VGT	Equity
VIRNETX HOLDING CORP	VHC	Equity
ViacomCBS Inc.	VIAC	Equity
ViacomCBS Inc.	VIACA	Equity
Viavi Solutions Inc.	VIAV	Equity
VICI Properties Inc.	VICI	Equity
Vicor Corporation	VICR	Equity
View, Inc.	VIEW	Equity
Vanguard Dividend Appreciation ETF	VIG	ETF
VPC IMPACT ACQUISITION HOLDINGS	VIH	Equity
VIPSHOP HOLDINGS LIMITED	VIPS	Equity
Vir Biotechnology, Inc.	VIR	Equity
Virtu Financial, Inc.	VIRT	Equity
VISLINK TECHNOLOGIES, INC.	VISL	Equity
VITAL FARMS, INC.	VITL	Equity
Telefonica Brasil S.A.	VIV	Equity
Meridian Bioscience Inc.	VIVO	Equity
ProShares VIX Mid-Term Futures	VIXM	ETF
ProShares VIX Short-Term Futures ETF	VIXY	ETF
Viking Therapeutics, Inc.	VKTX	Equity
Velodyne Lidar, Inc.	VLDR	Equity
VALERO ENERGY CORPORATION	VLO	Equity
Controladora Vuela Compania de	VLRS	Equity
VALLEY NATIONAL BANCORP	VLY	Equity
VULCAN MATERIALS COMPANY	VMC	Equity
Valmont Industries, Inc.	VMI	Equity
VMWARE, INC.	VMW	Equity
Vanda Pharmaceuticals, Inc.	VNDA	Equity
Veoneer Inc	VNE	Equity
21Vianet Group Inc	VNET	Equity
VORNADO REALTY TRUST	VNO	Equity
Viper Energy Partners LP	VNOM	Equity
Vanguard REIT ETF	VNQ	ETF
VONTIER CORP	VNT	Equity
Venator Materials PLC	VNTR	Equity
Voc Energy Trust	VOC	Equity
VODAFONE GROUP PUBLIC LIMITED COMPANY	VOD	Equity
Vanguard Mid-Cap Value ETF	VOE	ETF
Vanguard S&P 500 ETF	VOO	ETF
VOXX International Corporation	VOXX	Equity
VOYA FINANCIAL INC.	VOYA	Equity
Vanguard Utilities Index Fund ETF	VPU	ETF
Vera Bradley, Inc.	VRA	Equity
ViewRay, Inc.	VRAY	Equity
Varex Imaging Corporation	VREX	Equity
VROOM INC.	VRM	Equity
Varonis Systems, Inc.	VRNS	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Verint Systems, Inc.	VRNT	Equity
VERRA MOBILITY CORP.	VRRM	Equity
Verso Corp	VRS	Equity
Verisk Analytics, Inc.	VRSK	Equity
VERISIGN, INC.	VRSN	Equity
VERTIV HOLDINGS CO	VRT	Equity
Veritiv Corporation	VRTV	Equity
VERTEX PHARMACEUTICALS INCORPORATED	VRTX	Equity
ViaSat, Inc.	VSAT	Equity
VISHAY INTERTECHNOLOGY	VSH	Equity
Vistra Energy Corp.	VST	Equity
Verastem, Inc.	VSTM	Equity
Vista Outdoor Inc.	VSTO	Equity
Vanguard Total World Stock ETF	VT	ETF
Vanguard Total Stock Market ETF	VTI	ETF
VERTEX ENERGY, INC.	VTNR	Equity
BRISTOW GROUP INC	VTOL	Equity
Ventas, Inc.	VTR	Equity
Viatris Inc.	VTRS	Equity
Vanguard Value ETF	VTV	ETF
Vanguard Growth ETF	VUG	ETF
Vuzix Corporation	VUZI	Equity
Vivint Smart Home, Inc.	VVNT	Equity
VIVOPOWER INTERNATIONAL PLC	VVPR	Equity
Valvoline Inc.	VVV	Equity
Vanguard MSCI Emerging Markets ETF	VWO	ETF
Vidler Water Resouces, Inc.	VWTR	Equity
VAXART, INC.	VXRT	Equity
Vanguard Total International Stock ETF	VXUS	ETF
iPath Series B S&P 500 VIX Short-Term Futures ETN	VXX	ETF
iPath Series B S&P 500 VIX Mid-Term Futures ETN	VXZ	ETF
Voyager Therapeutics, Inc.	VYGR	Equity
Vanguard High Dividend Yield ETF	VYM	ETF
VYNE THERAPEUTICS INC	VYNE	Equity
VERIZON COMMUNICATIONS INC.	VZ	Equity
Wayfair Inc.	W	Equity
Westinghouse Air Brake Technologies Corporation	WAB	Equity
WASHINGTON FEDERAL INC.	WAFD	Equity
Western Alliance Bancorp	WAL	Equity
WATERS CORPORATION	WAT	Equity
Energous Corporation	WATT	Equity
WEIBO CORP. (ADR)	WB	Equity
Walgreens Boots Alliance, Inc.,	WBA	Equity
WEBSTER FINANCIAL CORPORATION	WBS	Equity
Welbilt, Inc.	WBT	Equity
WESCO INTERNATIONAL	WCC	Equity
Waste Connections Inc.	WCN	Equity
Walker & Dunlop, Inc.	WD	Equity
Workday, Inc.	WDAY	Equity
WESTERN DIGITAL CORPORATION	WDC	Equity
WD-40 Company	WDFC	Equity
Teucrium Wheat ETF	WEAT	ETF
WISCONSIN ENERGY CORP.	WEC	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Welltower Inc.	WELL	Equity
The Wendy's Company	WEN	Equity
WERNER ENTERPRISES INC.	WERN	Equity
Western Midstream Partners L.P.	WES	Equity
WisdomTree Investments, Inc	WETF	Equity
WEX Inc.	WEX	Equity
WELLS FARGO & COMPANY	WFC	Equity
WINNEBAGO INDUSTRIES, INC	WGO	Equity
Wyndham Hotels & Resorts, Inc.	WH	Equity
WHIRLPOOL CORPORATION	WHR	Equity
WIMI HOLOGRAM CLOUD INC	WIMI	Equity
Wingstop Inc.	WING	Equity
ContextLogic Inc.	WISH	Equity
WIPRO LTD.	WIT	Equity
WIX.COM LTD.	WIX	Equity
Workiva Inc.	WK	Equity
Workhorse Group Inc.	WKHS	Equity
Westlake Chemical Corp	WLK	Equity
Westlake Chemical Partners LP	WLKP	Equity
WHITING PETROLEUM CORPORATION	WLL	Equity
WASTE MANAGEMENT, INC.	WM	Equity
WILLIAMS COMPANIES, INC.	WMB	Equity
Western Asset Mortgage Capital Corporation	WMC	Equity
Warner Music Group Corp.	WMG	Equity
Advanced Drainage Systems, Inc.	WMS	Equity
WAL-MART INC.	WMT	Equity
WABASH NATIONAL CORP.	WNC	Equity
WNS Holdings Ltd	WNS	Equity
PETCO HEALTH AND WELLNESS COMPANY, INC.	WOOF	Equity
WORTHINGTON INDUSTRIES,INC.	WOR	Equity
Slack Technologies, Inc.	WORK	Equity
WideOpenWest, Inc.	WOW	Equity
W.P. Carey Inc.	WPC	Equity
FOLEY TRASIMENE ACQUISITION CORP.	WPF	Equity
WASHINGTON PRIME GROUP INC.	WPG	Equity
Wheaton Precious Metals Corporation	WPM	Equity
WPP plc	WPP	Equity
WESTPORT INNOVATIONS INC.	WPRT	Equity
Wrap Technologies, Inc.	WRAP	Equity
BERKLEY(WR) CORP	WRB	Equity
Washington Real Estate Investment Trust	WRE	Equity
WestRock Company	WRK	Equity
WORLD ACCEPTANCE CORPORATION	WRLD	Equity
Waterstone Financial, Inc.	WSBF	Equity
WillScot Corporation	WSC	Equity
WILLIAMS-SONOMA INC	WSM	Equity
Whitestone REIT	WSR	Equity
West Pharmaceutical Services Inc	WST	Equity
Wintrust Financial Corporation	WTFC	Equity
W&T OFFSHORE INC	WTI	Equity
Essential Utilities, Inc.	WTRG	Equity
Waitr Holdings Inc.	WTRH	Equity
Select Energy Services, Inc.	WTTR	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
THE WESTERN UNION COMPANY	WU	Equity
WAVE Life Sciences Ltd	WVE	Equity
Weight Watchers International, Inc.	WW	Equity
World Wrestling Entertainment Inc	WWE	Equity
WESTWATER RESOURCES INC	WWR	Equity
WOLVERINE WORLD WIDE INC	WWW	Equity
WEYERHAEUSER COMPANY	WY	Equity
WYNN RESORTS LTD.	WYNN	Equity
UNITED STATES STEEL CORPORATION	X	Equity
BEYOND AIR INC	XAIR	Equity
SPDR S&P Biotech ETF	XBI	ETF
XBiotech, Inc.	XBIT	Equity
CIMAREX ENERGY CO.	XEC	Equity
XCEL ENERGY INC	XEL	Equity
Intersect ENT, Inc.	XENT	Equity
XERIS PHARMACEUTICALS INC	XERS	Equity
SPDR S&P Oil & Gas Equipment & Svcs ETF	XES	ETF
SPDR S&P HOMEBUILDERS	XHB	ETF
Xenia Hotels & Resorts, Inc.	XHR	Equity
Xinyuan Real Estate Company LTD	XIN	Equity
XL Fleet Corporation	XL	Equity
MATERIALS SELECT SECTOR SPDR	XLB	ETF
Communication Services Select Sect SPDR ETF	XLC	ETF
ENERGY SELECT SECTOR SPDR	XLE	ETF
FINANCIAL SELECT SECTOR SPDR	XLF	ETF
INDUSTRIAL SELECT SECTOR SPDR	XLI	ETF
TECHNOLOGY SELECT SECTOR SPDR	XLK	ETF
XILINX INC.	XLNX	Equity
CONSUMER STAPLES SELECT SECTOR SPDR	XLP	ETF
Real Estate Select Sector SPDR	XLRE	ETF
ACCELERON PHARMA, INC.	XLRN	Equity
UTILITIES SELECT SECTOR SPDR	XLU	ETF
HEALTH CARE SELECT SECTOR SPDR	XLV	ETF
CONSUMER DISCRETIONARY SELECT SPDR	XLY	ETF
QUALTRICS INTERNATIONAL	XM	Equity
SPDR S&P METALS & MINING	XME	ETF
Xencor, Inc.	XNCR	Equity
Xunlei Limited	XNET	Equity
EXXON MOBIL CORPORATION	XOM	Equity
THE EXONE COMPANY	XONE	Equity
SPDR S&P OIL & GAS EXPLORATION & PROD	XOP	ETF
XP Inc.	XP	Equity
XPEL, INC.	XPEL	Equity
Xperi Holding Corporation	XPER	Equity
XPENG, INC. ADR CLASS A	XPEV	Equity
XPO Logistics, Inc.	XPO	Equity
DPCM CAPITAL, INC.	XPOA	Equity
ProShares Ultra FTSE China 50	XPP	ETF
DENTSPLY INTL, INC.	XRAY	Equity
SPDR S&P RETAIL	XRT	ETF
XEROX CORPORATION	XRX	Equity
XpresSpa Group, Inc.	XSPA	Equity
22ND CENTURY GROUP, INC.	XXII	Equity

MIAX Pearl Options as of 6/24/21		
Company Name	**Symbol**	**Inst Type**
Xylem Inc.	XYL	Equity
Alleghany Corporation	Y	Equity
Direxion Daily FTSE China Bear 3x Shares	YANG	ETF
CBDMD, INC.	YCBD	Equity
ProShares UltraShort Yen	YCS	ETF
Yellow Corporation	YELL	Equity
YELP, INC.	YELP	Equity
YETI Holdings, Inc.	YETI	Equity
Yext, Inc.	YEXT	Equity
Direxion Daily China 3X Bull Shares	YINN	ETF
Yandex NV	YNDX	Equity
ADVISORSHARES PURE CANNABIS ETF	YOLO	ETF
YPF S.A.	YPF	Equity
Yirendai Ltd.	YRD	Equity
YUM! BRANDS, INC.	YUM	Equity
Yum China Holdings, Inc.	YUMC	Equity
LIQUID MEDIA GROUP LTD.	YVR	Equity
YY INC.	YY	Equity
ZILLOW GROUP, INC.	Z	Equity
Zimmer Bionet Holdings, Inc.	ZBH	Equity
ZEBRA TECHNOLOGIES CORP.	ZBRA	Equity
ZEDGE INC	ZDGE	Equity
ZENDESK, INC.	ZEN	Equity
Zepp Health Corporation	ZEPP	Equity
OLYMPIC STEEL INC.	ZEUS	Equity
Lightning eMotors, Inc	ZEV	Equity
Zillow Group, Inc	ZG	Equity
ZOGENIX, INC.	ZGNX	Equity
ZHIHU INC	ZH	Equity
ZOOMINFO TECHNOLOGIES INC.	ZI	Equity
ZIM INTEGRATED SHIPPING SERVICE	ZIM	Equity
ZIONS BANCORP	ZION	Equity
Ziopharm Oncology, Inc.	ZIOP	Equity
ZIX CORPORATION	ZIXI	Equity
ZAI LAB LTD	ZLAB	Equity
Zoom Video Communications. Inc.	ZM	Equity
ZYNGA, INC.	ZNGA	Equity
China Southern Airlines Co. Ltd.	ZNH	Equity
ZANITE ACQUISTIONS CORP	ZNTE	Equity
Zscaler, Inc.	ZS	Equity
ProShares UltraShort Silver (20 shares)	ZSL	ETF
ZTO Express (Cayman) Inc.	ZTO	Equity
ZOETIS INC.	ZTS	Equity
ZUMIEZ INC	ZUMZ	Equity
Zuora, Inc.	ZUO	Equity
Zovio Inc.	ZVO	Equity
Zymeworks Inc	ZYME	Equity
Zynerba Pharmaceuticals, Inc.	ZYNE	Equity
Zynex, Inc.	ZYXI	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
A	Agilent Technologies, Inc. Common Stock	CommonStock		Equity
AA	Alcoa Corporation Common Stock	CommonStock		Equity
AAA	Listed Funds Trust AAF First Priority CLO Bond ETF	ExchangeTradedFund		ETF
AAAU	Goldman Sachs Physical Gold ETF Goldman Sachs Physical Gold ETF Shares	ExchangeTradedVehicle		ETF
AAC	Ares Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
AAC.U	Ares Acquisition Corporation Units, each consisting of one Class A ordinary share, and one-fifth of one redeemable warrant	Unit	Units	Equity
AAC.WS	Ares Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AACG	ATA Creativity Global ADS NPV	AdrCommon		Equity
AACQ	ARTIUS ACQUISITION INC COM CL A	CommonStock		Equity
AACQU	ARTIUS ACQUISITION INC UNITS	Unit		Equity
AACQW	ARTIUS ACQUISITION INC WT EXP 071325	Warrant		Equity
AADR	AdvisorShares Trust Dorsey Wright ADR ETF ETF	ExchangeTradedFund		Equity
AAIC	Arlington Asset Investment Corp. Class A Common Stock	CommonStock		Equity
AAICpB	Arlington Asset Investment Corp. 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
AAICpC	Arlington Asset Investment Corp. 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
AAL	American Airlines Group Inc COM USD.01	CommonStock		Equity
AAMC	Altisource Asset Management Corporation Common stock	CommonStock		Equity
AAME	Atlantic American Corp COM USD1	CommonStock		Equity
AAN	The Aaron's Company, Inc. Common Stock	CommonStock		Equity
AAOI	Applied Optoelectronics Inc COM USD0.001	CommonStock		Equity
AAON	AAON Inc COM USD.001	CommonStock		Equity
AAP	Advance Auto Parts, Inc. Common Stock	CommonStock		Equity
AAPL	Apple Inc COM NPV	CommonStock		Equity
AAQC	Accelerate Acquisition Corp. Class A Common Stock	CommonStock		Equity
AAQC.U	Accelerate Acquisition Corp. Units, each consisting of one Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
AAQC.WS	Accelerate Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
AAT	American Assets Trust, Inc. Common Stock	CommonStock		Equity
AAU	Almaden Minerals Ltd Common Shares	CommonStock		Equity
AAWW	Atlas Air Worldwide Holdings Inc. COM NEW	CommonStock		Equity
AAXJ	iShares MSCI All Country Asia ex Japan ETF ASIA EX JPN	ExchangeTradedFund		ETF
AB	AllianceBernstein Holding L.P. Units (Representing Limited Partnership Interests)	CommonStock		Equity
ABB	ABB Ltd. American Depositary Shares (Each representing one Registered Share)	AdrCommon		Equity
ABBV	AbbVie Inc. Common Stock	CommonStock		Equity
ABC	AmerisourceBergen Corporation Common Stock	CommonStock		Equity
ABCB	Ameris Bancorp COM USD1	CommonStock		Equity
ABCL	AbCellera Biologics Inc COM	CommonStock		Equity
ABCM	ABCAM ADS	AdrCommon		Equity
ABEO	Abeona Therapeutics Inc COM USD.04	CommonStock		Equity
ABEQ	Unified Series Trust Absolute Core Strategy ETF	ExchangeTradedFund		ETF
ABEV	Ambev S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
ABG	Asbury Automotive Group, Inc. Common Stock	CommonStock		Equity
ABGI	ABG Acquisition Corp I COM CL A	CommonStock		Equity
ABIO	ARCA biopharma Inc COM USD.001	CommonStock		Equity
ABM	ABM Industries Incorporated Common Stock	CommonStock		Equity
ABMD	ABIOMED Inc COM USD.01	CommonStock		Equity
ABNB	Airbnb Inc COM CL A	CommonStock		Equity
ABR	Arbor Realty Trust, Inc. Common Stock	CommonStock		Equity
ABRpD	Arbor Realty Trust, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per Share	PreferredStock	Preferred Class	Equity
ABST	Absolute Software Corp COM NPV	CommonStock		Equity
ABT	Abbott Laboratories Common Stock	CommonStock		Equity
ABTX	Allegiance Bancshares Inc COM USD1	CommonStock		Equity
ABUS	Arbutus Biopharma Corp COM NPV	CommonStock		Equity
AC	Associated Capital Group, Inc. Class A Common Stock	CommonStock		Equity
ACA	Arcosa, Inc. Common Stock	CommonStock		Equity
ACAD	Acadia Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ACAH	Atlantic Coastal Acquisition Corp COM CL A	CommonStock		Equity
ACAHU	Atlantic Coastal Acquisition Corp UNITS	Unit		Equity
ACAHW	Atlantic Coastal Acquisition Corp WRRTS	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ACB	Aurora Cannabis Inc COM NPV	CommonStock		Equity
ACBA	Ace Global Business Acquisition Ltd COM USD	CommonStock		Equity
ACBAU	Ace Global Business Acquisition Ltd UNITS	Unit		Equity
ACBAW	Ace Global Business Acquisition Ltd WT EXP 022026	Warrant		Equity
ACBI	Atlantic Capital Bancshares Inc COM NPV	CommonStock		Equity
ACC	American Campus Communities, Inc. Common Stock	CommonStock		Equity
ACCD	Accolade Inc COM	CommonStock		Equity
ACCO	ACCO Brands Corporation Common Stock	CommonStock		Equity
ACEL	Accel Entertainment, Inc. Class A-1 Common Stock	CommonStock		Equity
ACER	Acer Therapeutics Inc COM	CommonStock		Equity
ACES	ALPS ETF Trust ALPS Clean Energy ETF	ExchangeTradedFund		Equity
ACET	Adicet Bio Inc COM	CommonStock		Equity
ACEV	ACE Convergence Acquisition Corp CL A	CommonStock		Equity
ACEVU	ACE Convergence Acquisition Corp UNITS	Unit		Equity
ACEVW	ACE Convergence Acquisition Corp WT EXP 093027	Warrant		Equity
ACGL	Arch Capital Group Ltd COM USD.01	CommonStock		Equity
ACGLN	Arch Capital Group Ltd 4.550 DEP PFD G	Unknown		Equity
ACGLO	Arch Capital Group Ltd NON CUM PFD F	PreferredStock		Equity
ACGLP	Arch Capital Group Ltd PFD DEP E 5.25	PreferredStock		Equity
ACH	Aluminum Corporation of China Limited American Depositary Shares (Each representing 25 Class H Ordinary Shares)	AdrCommon		Equity
ACHC	Acadia Healthcare Co Inc COM USD.01	CommonStock		Equity
ACHL	Achilles Therapeutics plc ADS	AdrCommon		Equity
ACHV	Achieve Life Sciences Inc COM USD0.001	CommonStock		Equity
ACI	Albertsons Companies, Inc. Class A Common Stock	CommonStock		Equity
ACIC	Atlas Crest Investment Corp. Class A Common Stock	CommonStock		Equity
ACIC.U	Atlas Crest Investment Corp. Units, each consisting of one Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
ACIC.WS	Atlas Crest Investment Corp. Redeemable Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
ACII	Atlas Crest Investment Corp. II Class A Common Stock	CommonStock		Equity
ACII.U	Atlas Crest Investment Corp. II Units, each consisting of one Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
ACII.WS	Atlas Crest Investment Corp. II Redeemable Warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
ACIO	Aptus Collared Income Opportunity ETF ETF	ExchangeTradedFund		ETF
ACIU	AC Immune SA COM CHF.02	CommonStock		Equity
ACIW	ACI Worldwide Inc CL A COM USD.005	CommonStock		Equity
ACKIT	Ackrell SPAC Partners I Co SUB UNIT	Unknown		Equity
ACKIU	Ackrell SPAC Partners I Co UNITS	Unit		Equity
ACKIW	Ackrell SPAC Partners I Co WT EXP 120126	Warrant		Equity
ACLS	Axcelis Technologies Inc. COM USD.001	CommonStock		Equity
ACM	AECOM Common Stock	CommonStock		Equity
ACMR	ACM Research Inc CL A COM	CommonStock		Equity
ACN	Accenture plc Class A Ordinary Shares	CommonStock		Equity
ACNB	ACNB Corp COM USD2.5	CommonStock		Equity
ACND	Ascendant Digital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
ACND.U	Ascendant Digital Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
ACND.WS	Ascendant Digital Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ACOR	Acorda Therapeutics Inc COM USD.001	CommonStock		Equity
ACP	Aberdeen Income Credit Strategies Fund Common Shares, $0.001 par value per share	CommonStock		Equity
ACPpA	Aberdeen Income Credit Strategies Fund 5.250% Series A Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
ACQR	Independence Holdings Corp ORD CL A	CommonStock		Equity
ACQRU	Independence Holdings Corp UNITS	Unit		Equity
ACQRW	Independence Holdings Corp WT EXP 033128	Warrant		Equity
ACR	ACRES Commercial Realty Corp. Common Stock	CommonStock		Equity
ACRE	Ares Commercial Real Estate Corporation Common Stock	CommonStock		Equity
ACRS	Aclaris Therapeutics Inc COM USD.00001	CommonStock		Equity
ACRX	AcelRx Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ACRpC	ACRES Commercial Realty Corp. 8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share	PreferredStock	Preferred Class	Equity
ACRpD	ACRES Commercial Realty Corp. 7.875% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
ACSG	DBX ETF Trust Xtrackers MSCI ACWI ex USA ESG Leaders Equity ETF	ExchangeTradedFund		ETF
ACSI	American Customer Satisfaction ETF ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ACST	Acasti Pharma Inc CL A SHS	CommonStock		Equity
ACTD	ArcLight Clean Transition Corp II ORD SHS	CommonStock		Equity
ACTDU	ArcLight Clean Transition Corp II UNITS	Unit		Equity
ACTDW	ArcLight Clean Transition Corp II WT EXP 031628	Warrant		Equity
ACTG	Acacia Research Corp COM NPV	CommonStock		Equity
ACTV	Two Roads Shared Trust LeaderShares Activist Leaders ETF	ExchangeTradedFund		ETF
ACU	Acme United Corporation Common Stock	CommonStock		Equity
ACV	Virtus AllianzGI Diversified Income & Convertible Fund Common Shares of Beneficial Interest With Par Value $0.00001	CommonStock		Equity
ACVA	ACV Auctions Inc COM CL A	CommonStock		Equity
ACVF	ETF Opportunities Trust American Conservative Values ETF	ExchangeTradedFund		ETF
ACWF	iShares Trust iShares MSCI Global Multifactor ETF	ExchangeTradedFund		ETF
ACWI	iShares MSCI ACWI ETF ETF	ExchangeTradedFund		ETF
ACWV	iShares MSCI Global Min Vol Factor ETF ETF	ExchangeTradedFund		ETF
ACWX	iShares MSCI ACWI ex US ETF ETF	ExchangeTradedFund		ETF
ACY	AeroCentury Corp Common Stock	CommonStock		Equity
ADAG	Adagene Inc ADR	AdrCommon		Equity
ADAP	Adaptimmune Therapeutics plc ADR	AdrCommon		Equity
ADBE	Adobe Inc COM NPV	CommonStock		Equity
ADC	Agree Realty Corporation Common Stock	CommonStock		Equity
ADCT	ADC Therapeutics SA Common Shares	CommonStock		Equity
ADER	26 Capital Acquisition Corp COM CL A	CommonStock		Equity
ADERU	26 Capital Acquisition Corp UNITS	Unit		Equity
ADERW	26 Capital Acquisition Corp WT EXP 123127	Warrant		Equity
ADES	Advanced Emissions Solutions Inc COM NPV	CommonStock		Equity
ADEX	Adit EdTech Acquisition Corp Common Stock	CommonStock		Equity
ADEX.U	Adit EdTech Acquisition Corp Units, each consisting of one share of common stock, and one-half of one redeemable warrant	Unit	Units	Equity
ADEX.WS	Adit EdTech Acquisition Corp Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ADF	Aldel Financial Inc. Class A Common Stock	CommonStock		Equity
ADF.U	Aldel Financial Inc. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
ADF.WS	Aldel Financial Inc. Warrants, each whole warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share	Warrant	Warrants	Equity
ADFI	Anfield Dynamic Fixed Income ETF ETF	ExchangeTradedFund		ETF
ADI	Analog Devices Inc. COM USD.16	CommonStock		Equity
ADIL	Adial Pharmaceuticals Inc COM	CommonStock		Equity
ADILW	Adial Pharmaceuticals Inc WRRT	Warrant		Equity
ADIV	Guinness Atkinson Funds SmartETFs Asia Pacific Dividend Builder ETF	ExchangeTradedFund		Equity
ADM	Archer Daniels Midland Company Common Stock	CommonStock		Equity
ADMA	ADMA Biologics Inc COM USD.0001	CommonStock		Equity
ADME	Aptus Drawdown Managed Equity ETF ETF	ExchangeTradedFund		ETF
ADMP	Adamis Pharmaceuticals Corp COM NPV	CommonStock		Equity
ADMS	Adamas Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ADN	Advent Technologies Holdings Inc COM CL A USD0.0001	CommonStock		Equity
ADNT	Adient plc Ordinary Shares	CommonStock		Equity
ADNWW	Advent Technologies Holdings Inc WT EXP 020326	Warrant		Equity
ADOC	Edoc Acquisition Corp COM CL A	CommonStock		Equity
ADOCR	Edoc Acquisition Corp. Right	Right		Equity
ADOCW	Edoc Acquisition Corp WT EXP 113027	Warrant		Equity
ADP	Automatic Data Processing Inc COM NPV	CommonStock		Equity
ADPT	Adaptive Biotechnologies Corp COM	CommonStock		Equity
ADRA	Adara Acquisition Corp. Class A Common Stock	CommonStock		Equity
ADRA.U	Adara Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	Unit	Units	Equity
ADRA.WS	Adara Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
ADRE	Invesco BLDRS Emerging Markets 50 ADR Index Fund EMER MK 50 ADR	ExchangeTradedFund		ETF
ADS	Alliance Data Systems Corporation Common Stock	CommonStock		Equity
ADSK	Autodesk Inc. COM NPV	CommonStock		Equity
ADT	ADT Inc. Common stock, par value $0.01 per share	CommonStock		Equity
ADTN	ADTRAN Inc COM USD.01	CommonStock		Equity
ADTX	ADiTx Therapeutics Inc COM	CommonStock		Equity
ADUS	Addus HomeCare Corp COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ADV	Advantage Solutions Inc COM	CommonStock		Equity
ADVM	Adverum Biotechnologies Inc COM USD.0001	CommonStock		Equity
ADVWW	Advantage Solutions Inc. Warrant	Warrant		Equity
ADX	Adams Diversified Equity Fund, Inc. Common Stock	CommonStock		Equity
ADXN	Addex Therapeutics Ltd ADS	AdrCommon		Equity
ADXS	Advaxis Inc COM0.001	CommonStock		Equity
AE	Adams Resources & Energy Inc Common Stock	CommonStock		Equity
AEAC	Authentic Equity Acquisition Corp COM CL A	CommonStock		Equity
AEACU	Authentic Equity Acquisition Corp UNITS	Unit		Equity
AEACW	Authentic Equity Acquisition Corp WT EXP 103127	Warrant		Equity
AEB	AEGON N.V. 5.29964% Floating Rate Perpetual Capital Securities	StructuredProduct		Equity
AEE	Ameren Corporation Common Stock	CommonStock		Equity
AEF	Aberdeen Emerging Markets Equity Income Fund, Inc. Common Stock	CommonStock		Equity
AEFC	AEGON N.V. 5.10% Subordinated Notes due 2049	StructuredProduct		Equity
AEG	AEGON N.V. Ordinary American Registry Shares	NyRegisteredShare		Equity
AEHL	Antelope Enterprise Holdings Ltd COM USD.001	CommonStock		Equity
AEHR	Aehr Test Systems COM USD.01	CommonStock		Equity
AEI	Alset Ehome International Inc COM	CommonStock		Equity
AEIS	Advanced Energy Industries Inc. COM USD.001	CommonStock		Equity
AEL	American Equity Investment Life Holding Company Common Stock	CommonStock		Equity
AELpA	American Equity Investment Life Holding Company Depositary Shares, each representing a 1/1,000th interest in a share of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
AELpB	American Equity Investment Life Holding Company Depositary Shares, each representing a 1/1,000th interest in a share of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
AEM	Agnico Eagle Mines Limited Common Shares	CommonStock		Equity
AEMD	Aethlon Medical Inc COMUSD.001	CommonStock		Equity
AENZ	Aenza S.A.A. American Depositary Shares (each representing five Common Shares)	AdrCommon		Equity
AEO	American Eagle Outfitters, Inc. Common Stock	CommonStock		Equity
AEP	American Electric Power Co Inc COM USD6.5	CommonStock		Equity
AEPPL	American Electric Power Co Inc UNIT	Unknown		Equity
AEPPZ	American Electric Power Co Inc UNITS EX 08152025	Unknown		Equity
AER	AerCap Holdings N.V. Ordinary Shares	CommonStock		Equity
AERI	Aerie Pharmaceuticals Inc COM USD.001	CommonStock		Equity
AES	The AES Corporation Common Stock	CommonStock		Equity
AESC	The AES Corporation Corporate Units	StructuredProduct		Equity
AESE	Allied Esports Entertainment Inc COM	CommonStock		Equity
AESR	Anfield US Equity Sector Rotation ETF ETF	ExchangeTradedFund		ETF
AEVA	Aeva Technologies, Inc. Common Stock	CommonStock		Equity
AEVA.WS	Aeva Technologies, Inc. Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
AEY	ADDvantage Technologies Group Inc COM USD.01	CommonStock		Equity
AEYE	AudioEye Inc COM	CommonStock		Equity
AEZS	AEterna Zentaris Inc COM NPV SVTG	CommonStock		Equity
AFAQ	AF Acquisition Corp COM	CommonStock		Equity
AFAQU	AF Acquisition Corp UNITS	Unit		Equity
AFAQW	AF Acquisition Corp Wrrt	Warrant		Equity
AFB	AllianceBernstein National Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
AFBI	Affinity Bancshares Inc COM USD.01	CommonStock		Equity
AFCG	AFC Gamma Inc COM	CommonStock		Equity
AFG	American Financial Group, Inc. Common Stock	CommonStock		Equity
AFGB	American Financial Group, Inc. 5.875% Subordinated Debentures due 2059	StructuredProduct		Equity
AFGC	American Financial Group, Inc. 5.125% Subordinated Debentures due 2059	StructuredProduct		Equity
AFGD	American Financial Group, Inc. 5.625% Subordinated Debentures due 2060	StructuredProduct		Equity
AFGE	American Financial Group, Inc. 4.500% Subordinated Debentures due 2060	StructuredProduct		Equity
AFI	Armstrong Flooring, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
AFIB	Acutus Medical Inc COM	CommonStock		Equity
AFIF	Two Roads Shared Trust - Anfield Universal Fixed Income ETF ETF	ExchangeTradedFund		ETF
AFIN	American Finance Trust Inc COM	CommonStock		Equity
AFINO	American Finance Trust Inc CUM RED PFD SR C	Unknown		Equity
AFINP	American Finance Trust Inc PFD A	PreferredStock		Equity
AFK	VanEck Vectors ETF Trust VanEck Vectors Africa Index ETF	ExchangeTradedFund		ETF
AFL	AFLAC Incorporated Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
AFLG	First Trust Exchange-Traded Fund VIII First Trust Active Factor Large Cap ETF	ExchangeTradedFund		ETF
AFMC	First Trust Exchange-Traded Fund VIII First Trust Active Factor Mid Cap ETF	ExchangeTradedFund		ETF
AFMD	Affimed NV COM EUR.01	CommonStock		Equity
AFRM	Affirm Holdings Inc COM USD.00001	CommonStock		Equity
AFSM	First Trust Exchange-Traded Fund VIII First Trust Active Factor Small Cap ETF	ExchangeTradedFund		ETF
AFT	Apollo Senior Floating Rate Fund Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
AFTY	Pacer Funds Trust Pacer CSOP FTSE China A50 ETF	ExchangeTradedFund		ETF
AFYA	Afya Ltd COM CL A USD0.00005	CommonStock		Equity
AG	First Majestic Silver Corp. Common Shares	CommonStock		Equity
AGAC	African Gold Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
AGAC.U	African Gold Acquisition Corporation Units, each consisting of one Class A ordinary share and three-quarters of one redeemable warrant	Unit	Units	Equity
AGAC.WS	African Gold Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AGBA	AGBA Acquisition Ltd ORD	CommonStock		Equity
AGBAR	AGBA Acquisition Limited Right	Right		Equity
AGBAU	AGBA Acquisition Ltd UNITS	Unit		Equity
AGBAW	AGBA Acquisition Ltd WT EXP 051024	Warrant		Equity
AGC	Altimeter Growth Corp COM CL A	CommonStock		Equity
AGCB	Altimeter Growth Corp. 2 Class A Ordinary Shares	CommonStock		Equity
AGCO	AGCO Corporation Common Stock	CommonStock		Equity
AGCUU	Altimeter Growth Corp UNITS	Unit		Equity
AGCWW	Altimeter Growth Corp WT EXP 093025	Warrant		Equity
AGD	Aberdeen Global Dynamic Dividend Fund Common Shares	CommonStock		Equity
AGE	AgeX Therapeutics Inc. Common stock par value $0.0001 per share	CommonStock		Equity
AGEN	Agenus Inc/DE COM USD.01	CommonStock		Equity
AGFS	AgroFresh Solutions Inc COM USD.0001	CommonStock		Equity
AGFY	Agrify Corp COM	CommonStock		Equity
AGG	iShares Trust iShares Core U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
AGGR	Agile Growth Corp ORD CL A	CommonStock		Equity
AGGRU	Agile Growth Corp UNITS	Unit		Equity
AGGRW	Agile Growth Corp WT EXP 030926	Warrant		Equity
AGGY	WisdomTree Trust WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	ExchangeTradedFund		ETF
AGI	Alamos Gold Inc. Class A Common Shares, Without Par Value	CommonStock		Equity
AGIO	Agios Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
AGL	agilon health, inc. Common Stock	CommonStock		Equity
AGLE	Aeglea BioTherapeutics Inc COM USD.0001	CommonStock		Equity
AGM	Federal Agricultural Mortgage Corporation Class C Non-Voting Common Stock	CommonStock		Equity
AGM.A	Federal Agricultural Mortgage Corporation Class A Voting Common Stock	CommonStock	Class	Equity
AGMH	AGM Group Holdings Inc-REDH COM Cl A	CommonStock		Equity
AGMpC	Federal Agricultural Mortgage Corporation 6.000% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
AGMpD	Federal Agricultural Mortgage Corporation 5.700% Non-Cumulative Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
AGMpE	Federal Agricultural Mortgage Corporation 5.750% Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
AGMpF	Federal Agricultural Mortgage Corporation 5.250% Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
AGMpG	Federal Agricultural Mortgage Corporation 4.875% Non-Cumulative Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
AGNC	AGNC Investment Corp COM USD.01	CommonStock		Equity
AGNCM	AGNC Investment Corp PFD Ser D	PreferredStock		Equity
AGNCN	AGNC Investment Corp PFD SrC 1/1000	PreferredStock		Equity
AGNCO	AGNC Investment Corp PFD Ser E	Unknown		Equity
AGNCP	AGNC Investment Corp 6.125 DP RP SR F	PreferredStock		Equity
AGNG	Global X Aging Population ETF ETF	ExchangeTradedFund		Equity
AGO	Assured Guaranty Ltd. Common Shares	CommonStock		Equity
AGOX	Starboard Investment Trust Adaptive Growth Opportunities ETF	ExchangeTradedFund		Equity
AGOpB	Assured Guaranty Ltd. 6-7/8% Quarterly Interest Bonds due 2101	StructuredProduct	Preferred Class	Equity
AGOpE	Assured Guaranty Ltd. 6.25% Notes due 2102	StructuredProduct	Preferred Class	Equity
AGOpF	Assured Guaranty Ltd. 5.60% Notes due 2103	StructuredProduct	Preferred Class	Equity
AGQ	ProShares Trust II ProShares Ultra Silver	ExchangeTradedVehicle		ETF
AGR	Avangrid, Inc. Common Stock	CommonStock		Equity
AGRO	Adecoagro S.A. Common Shares	CommonStock		Equity
AGRX	Agile Therapeutics Inc COM USD.0001	CommonStock		Equity
AGS	PlayAGS, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
AGT	iShares MSCI Argentina and Global Exposure ETF	ExchangeTradedFund		ETF
AGTC	Applied Genetic Technologies Corp COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
AGTI	Agiliti, Inc. Common Stock	CommonStock		Equity
AGX	Argan, Inc. Common Stock, $0.15 par value	CommonStock		Equity
AGYS	Agilysys Inc COM NPV	CommonStock		Equity
AGZ	iShares Trust iShares Agency Bond ETF	ExchangeTradedFund		ETF
AGZD	WisdomTree Interest Rate Hedged US Aggregate Bond Fund ETF	ExchangeTradedFund		ETF
AHAC	Alpha Healthcare Acquisition Corp CL A	CommonStock		Equity
AHACU	Alpha Healthcare Acquisition Corp UNITS	Unit		Equity
AHACW	Alpha Healthcare Acquisition Corp WT EXP	Warrant		Equity
AHC	A. H. Belo Corporation Series A Common Stock	CommonStock		Equity
AHCO	AdaptHealth Corp COM	CommonStock		Equity
AHH	Armada Hoffler Properties, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
AHHpA	Armada Hoffler Properties, Inc. 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
AHLpC	Aspen Insurance Holdings Limited 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares	PreferredStock	Preferred Class	Equity
AHLpD	Aspen Insurance Holdings Limited 5.625% Perpetual Non-Cumulative Preference Shares	PreferredStock	Preferred Class	Equity
AHLpE	Aspen Insurance Holdings Limited Depositary Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	PreferredStock	Preferred Class	Equity
AHPI	Allied Healthcare Products Inc COM NPV	CommonStock		Equity
AHT	Ashford Hospitality Trust, Inc. Common Stock	CommonStock		Equity
AHTpD	Ashford Hospitality Trust, Inc. 8.45% Series D Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
AHTpF	Ashford Hospitality Trust, Inc. 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
AHTpG	Ashford Hospitality Trust, Inc. 7.375% Series G Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
AHTpH	Ashford Hospitality Trust, Inc. 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
AHTpI	Ashford Hospitality Trust, Inc. 7.50% Series I Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
AI	C3.ai, Inc. Class A Common Stock	CommonStock		Equity
AIA	iShares Asia 50 ETF ETF	ExchangeTradedFund		ETF
AIC	Arlington Asset Investment Corp. 6.750% Notes due 2025	StructuredProduct		Equity
AIEQ	ETF Managers Trust AI Powered Equity ETF	ExchangeTradedFund		ETF
AIF	Apollo Tactical Income Fund Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
AIG	American International Group, Inc. Common Stock	CommonStock		Equity
AIGpA	American International Group, Inc. Depositary Shares Each Representing a 1/1000th Interest in a Share of Series A 5.85% Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
AIH	Aesthetic Medical International Holdings Group Ltd ADS	AdrCommon		Equity
AIHS	Senmiao Technology Ltd COM 0.0001	CommonStock		Equity
AIIQ	ETF Series Solutions AI Powered International Equity ETF	ExchangeTradedFund		ETF
AIKI	Alkido Pharma Inc COM USD.01	CommonStock		Equity
AIM	AIM ImmunoTech Inc. Common Stock	CommonStock		Equity
AIMC	Altra Industrial Motion Corp COM USD.001	CommonStock		Equity
AIN	Albany International Corp. Class A Common Stock	CommonStock		Equity
AINC	Ashford Inc. Common Stock	CommonStock		Equity
AINV	Apollo Investment Corp COM USD.001	CommonStock		Equity
AIO	Virtus AllianzGI Artificial Intelligence & Technology Opportunities Fund Common Shares, par value $0.00001	CommonStock		Equity
AIQ	Global X Artificial Intelligence & Technology ETF ETF	ExchangeTradedFund		ETF
AIR	AAR CORP. Common Stock	CommonStock		Equity
AIRC	Apartment Income REIT Corp. Common Stock	CommonStock		Equity
AIRG	Airgain Inc COM USD.0001	CommonStock		Equity
AIRI	Air Industries Group Common Stock	CommonStock		Equity
AIRR	First Trust RBA American Industrial Renaissance ETF ETF	ExchangeTradedFund		ETF
AIRT	Air T Inc COM USD.05	CommonStock		Equity
AIRTP	Air T Inc PFD	PreferredStock		Equity
AIRTW	Air T Inc Wrrt	Warrant		Equity
AIT	Applied Industrial Technologies, Inc. Common Stock	CommonStock		Equity
AIV	Apartment Investment and Management Company Class A Common Stock	CommonStock		Equity
AIW	Arlington Asset Investment Corp. 6.625% Senior Notes due 2023	StructuredProduct		Equity
AIZ	Assurant, Inc. Common Stock	CommonStock		Equity
AIZN	Assurant, Inc. 5.25% Subordinated Notes due 2061	StructuredProduct		Equity
AJAX	Ajax I Class A Ordinary Shares	CommonStock		Equity
AJAX.U	Ajax I Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
AJAX.WS	Ajax I Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AJG	Arthur J. Gallagher & Co. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
AJRD	Aerojet Rocketdyne Holdings, Inc. Common Stock	CommonStock		Equity
AJX	Great Ajax Corp. Common stock	CommonStock		Equity
AJXA	Great Ajax Corp. 7.25% Convertible Senior Notes due 2024	StructuredProduct		Equity
AKAM	Akamai Technologies Inc COM USD.01	CommonStock		Equity
AKBA	Akebia Therapeutics Inc COM USD0.00001	CommonStock		Equity
AKIC	Sports Ventures Acquisition Corp COM CL A	CommonStock		Equity
AKICU	Sports Ventures Acquisition Corp UNIT	Unit		Equity
AKICW	Sports Ventures Acquisition Corp WTS 06/01/28	Warrant		Equity
AKO.A	Embotelladora Andina S.A. Series A American Depositary Shares (Each representing six Series A Shares)	AdrCommon	Class	Equity
AKO.B	Embotelladora Andina S.A. Series B American Depositary Shares (Each representing six Series B Shares)	AdrCommon	Class	Equity
AKR	Acadia Realty Trust Common Shares of Beneficial Interest	CommonStock		Equity
AKRO	Akero Therapeutics Inc COM	CommonStock		Equity
AKTS	Akoustis Technologies Inc COM	CommonStock		Equity
AKTX	Akari Therapeutics Plc ADR	AdrCommon		Equity
AKU	Akumin Inc COM	CommonStock		Equity
AKUS	Akouos Inc COM	CommonStock		Equity
AKYA	Akoya Biosciences Inc COM	CommonStock		Equity
AL	Air Lease Corporation Class A Common Stock	CommonStock		Equity
ALAC	Alberton Acquisition Corp COM	CommonStock		Equity
ALACR	Alberton Acquisition Corporation Rights exp April 26, 2021	Right		Equity
ALACU	Alberton Acquisition Corp UNITS	Unit		Equity
ALACW	Alberton Acquisition Corp Wrrt	Warrant		Equity
ALB	Albemarle Corporation Common Stock	CommonStock		Equity
ALBO	Albireo Pharma Inc COM USD.01	CommonStock		Equity
ALC	Alcon Inc. Ordinary Shares, nominal value CHF 0.04 per share	CommonStock		Equity
ALCO	Alico Inc COM USD1	CommonStock		Equity
ALDX	Aldeyra Therapeutics Inc COM USD.001	CommonStock		Equity
ALE	Allete, Inc. Common Stock	CommonStock		Equity
ALEC	Alector Inc COM	CommonStock		Equity
ALEX	Alexander & Baldwin, Inc. Common Stock	CommonStock		Equity
ALF	Alfi Inc COM	CommonStock		Equity
ALFA	ETF Series Solutions AlphaClone Alternative Alpha ETF ETF	ExchangeTradedFund		ETF
ALFIW	Alfi Inc WT EXP 042926	Warrant		Equity
ALG	Alamo Group Inc. Common Stock	CommonStock		Equity
ALGM	Allegro Microsystems Inc COM USD.01	CommonStock		Equity
ALGN	Align Technology Inc COM USD.001	CommonStock		Equity
ALGS	Aligos Therapeutics Inc COM USD.0001	CommonStock		Equity
ALGT	Allegiant Travel Co COM USD.001	CommonStock		Equity
ALHC	Alignment Healthcare Inc COM	CommonStock		Equity
ALIM	Alimera Sciences Inc COM USD.01	CommonStock		Equity
ALINpA	Altera Infrastructure L.P. 7.25% Series A Cumulative Redeemable Preferred Units, representing limited partner interests	PreferredStock	Preferred Class	Equity
ALINpB	Altera Infrastructure L.P. 8.50% Series B Cumulative Redeemable Preferred Units, representing limited partner interests	PreferredStock	Preferred Class	Equity
ALINpE	Altera Infrastructure L.P. 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
ALJJ	ALJ Regional Holdings Inc COM USD.01	CommonStock		Equity
ALK	Alaska Air Group, Inc. Common Stock	CommonStock		Equity
ALKS	Alkermes Plc ORD SHS	CommonStock		Equity
ALKT	Alkami Technology Inc COM	CommonStock		Equity
ALL	The Allstate Corporation Common Stock	CommonStock		Equity
ALLE	Allegion Public Limited Company Ordinary Shares	CommonStock		Equity
ALLK	Allakos Inc COM	CommonStock		Equity
ALLO	Allogene Therapeutics Inc COM	CommonStock		Equity
ALLT	Allot Ltd ORD USD.1	CommonStock		Equity
ALLY	Ally Financial Inc. Common Stock, par value $.01 per share	CommonStock		Equity
ALLYpA	Ally Financial Inc. 8.125% Fixed Rate/Floating Rate Trust Preferred Securities, Series 2 of GMAC Capital Trust I	StructuredProduct	Preferred Class	Equity
ALLpB	The Allstate Corporation 5.100% Fixed-To-Floating Rate Subordinated Debentures due 2053	StructuredProduct	Preferred Class	Equity
ALLpG	The Allstate Corporation Depositary Shares Each representing a 1/1,000th Interest in a Share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
ALLpH	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series H	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ALLpI	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series I	PreferredStock	Preferred Class	Equity
ALNA	Allena Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ALNY	Alnylam Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
ALOT	AstroNova Inc COM USD.05	CommonStock		Equity
ALPN	Alpine Immune Sciences Inc COM USD0.001	CommonStock		Equity
ALPpQ	Alabama Power Company 5.00% Class A Preferred Stock, Cumulative, Par Value $1 Per Share (Stated Capital $25 Per Share)	PreferredStock	Preferred Class	Equity
ALRM	Alarm.com Holdings Inc COM USD.01	CommonStock		Equity
ALRN	Aileron Therapeutics Inc COM 0.001USD	CommonStock		Equity
ALRS	Alerus Financial Corp COM NPV	CommonStock		Equity
ALSK	Alaska Communications Systems Group Inc COM USD.01	CommonStock		Equity
ALSN	Allison Transmission Holdings Inc. Common Stock	CommonStock		Equity
ALT	Altimmune Inc COM	CommonStock		Equity
ALTA	Altabancorp COM USD0.01	CommonStock		Equity
ALTG	Alta Equipment Group Inc. Class A Common Stock	CommonStock		Equity
ALTGpA	Alta Equipment Group Inc. Depositary Shares (each representing 1/1000th in a share of 10% Series A Cumulative Perpetual Preferred Stock)	PreferredStock	Preferred Class	Equity
ALTL	Pacer Funds Trust Pacer Lunt Large Cap Alternator ETF	ExchangeTradedFund		ETF
ALTM	Altus Midstream Co COM CL A	CommonStock		Equity
ALTO	Alto Ingredients Inc COM	CommonStock		Equity
ALTR	Altair Engineering Inc CL A COM USD.0001	CommonStock		Equity
ALTS	ProShares Morningstar Alternatives Solution ETF ETF	ExchangeTradedFund		ETF
ALTU	Altitude Acquisition Corp COM CL A	CommonStock		Equity
ALTUU	Altitude Acquisition Corp UNITS	Unit		Equity
ALTUW	Altitude Acquisition Corp WT EXP 113027	Warrant		Equity
ALTY	Global X SuperDividend Alternatives ETF ETF	ExchangeTradedFund		ETF
ALUS	Alussa Energy Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
ALUS.U	Alussa Energy Acquisition Corp. Units, each consisting of one Class A Ordinary Share, and one-half of one redeemable warrant	Unit	Units	Equity
ALUS.WS	Alussa Energy Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
ALV	Autoliv, Inc. Common Stock	CommonStock		Equity
ALVR	Allovir Inc COM USD0.0001	CommonStock		Equity
ALX	Alexander's, Inc. Common Stock	CommonStock		Equity
ALXN	Alexion Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
ALXO	Alx Oncology Holdings Inc COM USD0.001	CommonStock		Equity
ALYA	Alithya Group Inc SUB VTG CL A	CommonStock		Equity
ALZN	Alzamend Neuro Inc COM USD.0001	CommonStock		Equity
ALpA	Air Lease Corporation 6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
AM	Antero Midstream Corporation Common Stock, par value $0.01 per share	CommonStock		Equity
AMAL	Amalgamated Financial Corp COM	CommonStock		Equity
AMAM	Ambrx Biopharma Inc. American Depositary Shares (each representing seven Ordinary Shares)	AdrCommon		Equity
AMAO	American Acquisition Opportunity Inc COM CL A	CommonStock		Equity
AMAOU	American Acquisition Opportunity Inc UNITS	Unit		Equity
AMAOW	American Acquisition Opportunity Inc WT EXP 052826	Warrant		Equity
AMAT	Applied Materials Inc. COM NPV	CommonStock		Equity
AMBA	Ambarella Inc COM USD.00045	CommonStock		Equity
AMBC	Ambac Financial Group, Inc. Common Stock	CommonStock		Equity
AMBC.WS	Ambac Financial Group, Inc. Warrants	Warrant	Warrants	Equity
AMBO	Ambow Education Holding Ltd. American Depository Shares each representing two Class A ordinary shares	AdrCommon		Equity
AMC	AMC Entertainment Holdings, Inc. Class A Common Stock,	CommonStock		Equity
AMCA	iShares Russell 1000 Pure U.S. Revenue ETF ETF	ExchangeTradedFund		ETF
AMCR	Amcor plc Ordinary Shares	CommonStock		Equity
AMCX	AMC Networks Inc CL A COM USD0.1	CommonStock		Equity
AMD	Advanced Micro Devices Inc COM USD.01	CommonStock		Equity
AME	AMETEK, Inc. Common Stock	CommonStock		Equity
AMED	Amedisys Inc COM USD.001	CommonStock		Equity
AMEH	Apollo Medical Holdings Inc COM USD.001	CommonStock		Equity
AMER	Emles Made In America ETF ETF	ExchangeTradedFund		ETF
AMG	Affiliated Managers Group, Inc. Common Stock	CommonStock		Equity
AMGN	Amgen Inc COM NPV	CommonStock		Equity
AMH	American Homes 4 Rent Class A Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
AMHC	Amplitude Healthcare Acquisition Corp COM CL A USD 0.0001	CommonStock		Equity
AMHCU	Amplitude Healthcare Acquisition Corp UNIT	Unit		Equity
AMHCW	Amplitude Healthcare Acquisition Corp WRRT	Warrant		Equity
AMHpE	American Homes 4 Rent 6.35% Series E Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
AMHpF	American Homes 4 Rent 5.875% Series F Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
AMHpG	American Homes 4 Rent Series G cumulative redeemable perpetual preferred shares of beneficial interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
AMHpH	American Homes 4 Rent 6.25% Series H Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
AMJ	JPMorgan Chase & Co. Alerian MLP Index ETN due May 24, 2024	ExchangeTradedNote		ETF
AMK	AssetMark Financial Holdings, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
AMKR	Amkor Technology Inc COM USD.001	CommonStock		Equity
AMLP	ALPS ETF Trust Alerian MLP ETF	ExchangeTradedFund		ETF
AMN	AMN Healthcare Services, Inc. Common Stock	CommonStock		Equity
AMNA	UBS AG ETRACS Alerian Midstream Energy Index ETN	ExchangeTradedNote		ETF
AMNB	American National Bankshares Inc COM USD1.0	CommonStock		Equity
AMND	UBS AG ETRACS Alerian Midstream Energy High Dividend Index ETN due July 19, 2050	ExchangeTradedNote		ETF
AMOM	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap Momentum ETF	ExchangeTradedFund		ETF
AMOT	Allied Motion Technologies Inc COM NPV	CommonStock		Equity
AMOV	America Movil, S.A.B. de C.V. American Depositary Shares, each representing the right to receive twenty Series A shares	AdrCommon		Equity
AMP	Ameriprise Financial, Inc. Common Stock	CommonStock		Equity
AMPE	Ampio Pharmaceuticals Inc. Common Stock	CommonStock		Equity
AMPG	Amplitech Group Inc COM	CommonStock		Equity
AMPGW	Amplitech Group Inc WT EXP 010126	Warrant		Equity
AMPH	Amphastar Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
AMPI	Advanced Merger Partners, Inc. Class A Common Stock	CommonStock		Equity
AMPI.U	Advanced Merger Partners, Inc. Units, each consisting of one share of Class A common stock and one-sixth of one redeemable warrant	Unit	Units	Equity
AMPI.WS	Advanced Merger Partners, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
AMPY	Amplify Energy Corp. Common Stock	CommonStock		Equity
AMR	Alpha Metallurgical Resources, Inc. Common Stock	CommonStock		Equity
AMRB	American River Bankshares COM NPV	CommonStock		Equity
AMRC	Ameresco, Inc. Class A Common Stock	CommonStock		Equity
AMRK	A-Mark Precious Metals Inc COM USD.01	CommonStock		Equity
AMRN	Amarin Corp PLC SPON ADR	AdrCommon		Equity
AMRS	Amyris Inc COM USD0.0001	CommonStock		Equity
AMRX	Amneal Pharmaceuticals, Inc. Class A Common Stock	CommonStock		Equity
AMS	American Shared Hospital Services Common Stock	CommonStock		Equity
AMSC	American Superconductor Corp COM USD.01	CommonStock		Equity
AMSF	AMERISAFE Inc COM USD.01	CommonStock		Equity
AMST	Amesite Inc COM USD.0.0001	CommonStock		Equity
AMSWA	American Software Inc CL A COM USD.1	CommonStock		Equity
AMT	American Tower Corporation Common Stock	CommonStock		Equity
AMTB	Amerant Bancorp Inc COM CL A	CommonStock		Equity
AMTBB	Amerant Bancorp Inc COM CL B	CommonStock		Equity
AMTI	Applied Molecular Transport Inc COM	CommonStock		Equity
AMTR	UBS AG ETRACS Alerian Midstream Energy Total Return Index ETN	ExchangeTradedNote		ETF
AMTX	Aemetis Inc COM NPV	CommonStock		Equity
AMUB	UBS AG ETRACS Alerian MLP Index ETN Series B due July 18, 2042	ExchangeTradedNote		ETF
AMWD	American Woodmark Corp COM USD.1	CommonStock		Equity
AMWL	American Well Corporation Class A Common Stock	CommonStock		Equity
AMX	America Movil, S.A.B. de C.V. American Depositary Shares(Each representing 20 Series L Shares)	AdrCommon		Equity
AMYT	Amryt Pharma plc SPONSORED ADR	AdrCommon		Equity
AMZA	ETFis Series Trust I InfraCap MLP ETF	ExchangeTradedFund		ETF
AMZN	Amazon.com Inc COM USD.01	CommonStock		Equity
AN	AutoNation, Inc. Common Stock	CommonStock		Equity
ANAB	AnaptysBio Inc COM USD.001	CommonStock		Equity
ANAC	Arctos NorthStar Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
ANAC.U	Arctos NorthStar Acquisition Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
ANAC.WS	Arctos NorthStar Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ANAT	American National Group Inc COM USD1	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ANDA	Andina Acquisition Corp III COM	CommonStock		Equity
ANDAR	Andina Acquisition Corp. III Right	Right		Equity
ANDAU	Andina Acquisition Corp III UNIT	Unit		Equity
ANDAW	Andina Acquisition Corp III Wrrt EXP 073125	Warrant		Equity
ANDE	Andersons Inc (The) COM NPV	CommonStock		Equity
ANEB	Anebulo Pharmaceuticals Inc COM	CommonStock		Equity
ANET	Arista Networks, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
ANEW	ProShares Trust ProShares MSCI Transformational Changes ETF	ExchangeTradedFund		ETF
ANF	Abercrombie & Fitch Co. Class A Common Stock	CommonStock		Equity
ANGI	Angi Inc COM	CommonStock		Equity
ANGL	VanEck Vectors Fallen Angel High Yield Bond ETF ETF	ExchangeTradedFund		ETF
ANGN	Angion Biomedica Corp COM	CommonStock		Equity
ANGO	AngioDynamics Inc COM USD.01	CommonStock		Equity
ANIK	Anika Therapeutics Inc COM USD.01	CommonStock		Equity
ANIP	ANI Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
ANIX	Anixa Biosciences Inc COM NPV	CommonStock		Equity
ANNX	Annexon Inc COM	CommonStock		Equity
ANPC	AnPac Bio-Medical Science Co Ltd ADS	AdrCommon		Equity
ANSS	ANSYS Inc COM USD.01	CommonStock		Equity
ANTE	Airnet Technology Inc ADR	AdrCommon		Equity
ANTM	Anthem, Inc. Common Stock	CommonStock		Equity
ANVS	Annovis Bio, Inc. Common Stock	CommonStock		Equity
ANY	Sphere 3D Corp COM	CommonStock		Equity
ANZU	Anzu Special Acquisition Corp I COM CL A	CommonStock		Equity
ANZUU	Anzu Special Acquisition Corp I UNITS	Unit		Equity
ANZUW	Anzu Special Acquisition Corp I Wrrt	Warrant		Equity
AOA	iShares Trust iShares Core Aggressive Allocation ETF	ExchangeTradedFund		ETF
AOD	Aberdeen Total Dynamic Dividend Fund Common Shares	CommonStock		Equity
AOK	iShares Trust iShares Core Conservative Allocation ETF	ExchangeTradedFund		ETF
AOM	iShares Trust iShares Core Moderate Allocation ETF	ExchangeTradedFund		ETF
AOMR	Angel Oak Mortgage, Inc. Common Stock	CommonStock		Equity
AON	Aon plc Class A Ordinary Shares	CommonStock		Equity
AONE	one Class A Ordinary Shares	CommonStock		Equity
AONE.U	one Units, each consisting of one Class A ordinary share and one fourth of a redeemable Warrant to acquire one Class A ordinary share	Unit	Units	Equity
AONE.WS	one Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AOR	iShares Trust iShares Core Growth Allocation ETF	ExchangeTradedFund		ETF
AOS	A. O. Smith Corporation Common Stock	CommonStock		Equity
AOSL	Alpha and Omega Semiconductor Limited COM USD.002	CommonStock		Equity
AOUT	American Outdoor Brands Inc COM	CommonStock		Equity
AP	Ampco-Pittsburgh Corporation Common Stock	CommonStock		Equity
AP.WS	Ampco-Pittsburgh Corporation Series A Warrants to purchase Shares of common stock	Warrant	Warrants	Equity
APA	APA Corporation COM USD1.25	CommonStock		Equity
APAM	Artisan Partners Asset Management Inc. Class A Common Stock, $0.01 per share	CommonStock		Equity
APD	Air Products and Chemicals, Inc. Common Stock	CommonStock		Equity
APDN	Applied DNA Sciences Inc COM	CommonStock		Equity
APEI	American Public Education Inc COM USD.01	CommonStock		Equity
APEN	Apollo Endosurgery Inc COM	CommonStock		Equity
APG	APi Group Corporation Common Stock	CommonStock		Equity
APGB	Apollo Strategic Growth Capital II Class A Ordinary Shares	CommonStock		Equity
APGB.U	Apollo Strategic Growth Capital II Units, each consisting of one Class A Ordinary Share and one-fifth Warrant	Unit	Units	Equity
APGB.WS	Apollo Strategic Growth Capital II Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
APH	Amphenol Corporation Class A Common Stock	CommonStock		Equity
API	Agora Inc ADR	AdrCommon		Equity
APLE	Apple Hospitality REIT, Inc. Common shares, no par value per share	CommonStock		Equity
APLS	Apellis Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
APLT	Applied Therapeutics Inc COM	CommonStock		Equity
APM	Aptorum Group Ltd ORD CL A	CommonStock		Equity
APO	Apollo Global Management, Inc. Class A Common Stock	CommonStock		Equity
APOG	Apogee Enterprises Inc COM USD.33	CommonStock		Equity
APOP	Cellect Biotechnology Ltd ADR	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
APOPW	Cellect Biotechnology Ltd WT EXP 2021	Warrant		Equity
APOpA	Apollo Global Management, Inc. 6.375% Series A Preferred Stock	PreferredStock	Preferred Class	Equity
APOpB	Apollo Global Management, Inc. 6.375% Series B Preferred Stock	PreferredStock	Preferred Class	Equity
APP	AppLovin Corporation COM CL A	CommonStock		Equity
APPF	AppFolio Inc CL A COM USD.0001	CommonStock		Equity
APPH	AppHarvest Inc COM	CommonStock		Equity
APPHW	AppHarvest Inc WT EXP 013026	Warrant		Equity
APPN	Appian Corp CL A COM	CommonStock		Equity
APPS	Digital Turbine Inc COM	CommonStock		Equity
APR	Apria Inc COM	CommonStock		Equity
APRE	Aprea Therapeutics Inc COM USD0.001	CommonStock		Equity
APRN	Blue Apron Holdings, Inc. Class A Common Stock	CommonStock		Equity
APRZ	Trueshares Structured Outcome (April) ETF ETF	ExchangeTradedFund		Equity
APSG	Apollo Strategic Growth Capital Class A Ordinary Shares	CommonStock		Equity
APSG.U	Apollo Strategic Growth Capital Units, each consisting of one Class A Ordinary Share and one-third Warrant	Unit	Units	Equity
APSG.WS	Apollo Strategic Growth Capital Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
APT	Alpha Pro Tech, Ltd. Common Stock Par Value $.01	CommonStock		Equity
APTO	Aptose Biosciences Inc COM NPV	CommonStock		Equity
APTS	Preferred Apartment Communities, Inc. Common Stock	CommonStock		Equity
APTV	Aptiv PLC Ordinary Shares	CommonStock		Equity
APTVpA	Aptiv PLC 5.50% Series A Mandatory Convertible Preferred Shares	StructuredProduct	Preferred Class	Equity
APTX	Aptinyx Inc COM	CommonStock		Equity
APVO	Aptevo Therapeutics Inc COM USD.001	CommonStock		Equity
APWC	Asia Pacific Wire & Cable Corp COM USD.01	CommonStock		Equity
APXT	Apex Technology Acquisition Corp COM CL A	CommonStock		Equity
APXTU	Apex Technology Acquisition Corp UNITS	Unit		Equity
APXTW	Apex Technology Acquisition Corp Wrrt	Warrant		Equity
APYX	Apyx Medical Corp COM USD.001	CommonStock		Equity
AQB	Aqua Bounty Technologies Inc COM USA0.001	CommonStock		Equity
AQMS	Aqua Metals Inc COM USD.001	CommonStock		Equity
AQN	Algonquin Power & Utilities Corp. Common shares, no par value	CommonStock		Equity
AQNA	Algonquin Power & Utilities Corp. 6.875% Fixed-to-Floating Rate Subordinated Notes Series 2018-A due October 17, 2078	StructuredProduct		Equity
AQNB	Algonquin Power & Utilities Corp. 6.20% Fixed-to-Floating Subordinated Notes Series 2019-A due July 1, 2079	StructuredProduct		Equity
AQST	Aquestive Therapeutics Inc COM	CommonStock		Equity
AQUA	Evoqua Water Technologies Corp. Common Stock, par value $0.01 per share	CommonStock		Equity
AQWA	Global X Clean Water ETF ETF	ExchangeTradedFund		Equity
AR	Antero Resources Corporation Common Stock	CommonStock		Equity
ARAV	Aravive Inc COM USD0.0001	CommonStock		Equity
ARAY	Accuray Inc COM USD.001	CommonStock		Equity
ARB	AltShares Trust AltShares Merger Arbitrage ETF	ExchangeTradedFund		ETF
ARBG	Aequi Acquisition Corp COM A	CommonStock		Equity
ARBGU	Aequi Acquisition Corp UNIT	Unit		Equity
ARBGW	Aequi Acquisition Corp WT EXP 113027	Warrant		Equity
ARC	ARC Document Solutions, Inc. Common Stock	CommonStock		Equity
ARCB	ArcBest Corp COM USD.01	CommonStock		Equity
ARCC	Ares Capital Corp COM	CommonStock		Equity
ARCE	Arco Platform Ltd COM CL A	CommonStock		Equity
ARCH	Arch Resources, Inc. Class A Common Stock	CommonStock		Equity
ARCM	Arrow Investments Trust - ArrowShares Reserve ETF	ExchangeTradedFund		ETF
ARCO	Arcos Dorados Holdings Inc. Class A Common Stock	CommonStock		Equity
ARCT	Arcturus Therapeutics Holdings Inc COM	CommonStock		Equity
ARD	Ardagh Group S.A. Class A Common Shares	CommonStock		Equity
ARDC	Ares Dynamic Credit Allocation Fund, Inc. Common Shares	CommonStock		Equity
ARDS	Aridis Pharmaceuticals Inc COM	CommonStock		Equity
ARDX	Ardelyx Inc COM USD.0001	CommonStock		Equity
ARE	Alexandria Real Estate Equities, Inc. Common Stock	CommonStock		Equity
AREC	American Res Corp COM	CommonStock		Equity
ARES	Ares Management Corporation Class A Common Stock	CommonStock		Equity
ARESpA	Ares Management Corporation 7.00% Series A Preferred Stock	PreferredStock	Preferred Class	Equity
ARGD	Argo Group International Holdings, Ltd. 6.500% Senior Notes due 2042	StructuredProduct		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ARGO	Argo Group International Holdings, Ltd. Common Stock, par value of $1.00 per share	CommonStock		Equity
ARGOpA	Argo Group International Holdings, Ltd. Depositary Shares, Each Representing a 1/1,000th Interest in a 7.00% Resettable Fixed Rate Preference Share, Series A	PreferredStock	Preferred Class	Equity
ARGT	Global X Funds Global X MSCI Argentina ETF	ExchangeTradedFund		ETF
ARGX	arGEN-X SE ADR	AdrCommon		Equity
ARI	Apollo Commercial Real Estate Finance, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
ARKF	ARK ETF Trust ARK Fintech Innovation ETF	ExchangeTradedFund		ETF
ARKG	ARK Genomic Revolution Multi-Sector ETF ETF	ExchangeTradedFund		ETF
ARKK	ARK ETF Trust ARK Innovation ETF	ExchangeTradedFund		ETF
ARKO	ARKO Corp COM	CommonStock		Equity
ARKOW	ARKO Corp WT EXP 122225	Warrant		Equity
ARKQ	ARK ETF Trust ARK Industrial Innovation ETF ETF	ExchangeTradedFund		ETF
ARKR	Ark Restaurants Corp. COM NPV	CommonStock		Equity
ARKW	ARK ETF Trust ARK Next Generation Internet ETF	ExchangeTradedFund		ETF
ARKX	Ark Space Exploration & Innovation ETF ETF	ExchangeTradedFund		Equity
ARL	American Realty Investors, Inc. Common Stock	CommonStock		Equity
ARLO	Arlo Technologies, Inc. Common Stock	CommonStock		Equity
ARLP	Alliance Resource Partners LP COM LP UNIT	CommonStock		Equity
ARMK	Aramark Common stock, par value $0.01 per share	CommonStock		Equity
ARMP	Armata Pharmaceuticals, Inc. Common Stock	CommonStock		Equity
ARMR	Exchange Listed Funds Trust Armor US Equity Index ETF	ExchangeTradedFund		ETF
ARNA	Arena Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
ARNC	Arconic Corporation Common Stock	CommonStock		Equity
AROC	Archrock, Inc. Common Stock	CommonStock		Equity
AROW	Arrow Financial Corp COM NPV	CommonStock		Equity
ARPO	Aerpio Pharmaceuticals Inc COM	CommonStock		Equity
ARQT	Arcutis Biotherapeutics Inc COM	CommonStock		Equity
ARR	ARMOUR Residential REIT, Inc. Common Stock	CommonStock		Equity
ARRW	Arrowroot Acquisition Corp COM CL A	CommonStock		Equity
ARRWU	Arrowroot Acquisition Corp UNITS	Unit		Equity
ARRWW	Arrowroot Acquisition Corp Wrrt	Warrant		Equity
ARRY	Array Technologies Inc COM SHS	CommonStock		Equity
ARRpC	ARMOUR Residential REIT, Inc. 7.00% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
ARTAU	Artisan Acquisition Corp UNITS	Unit		Equity
ARTL	Artelo Biosciences Inc COM	CommonStock		Equity
ARTLW	Artelo Biosciences Inc WT EXP 062524	Warrant		Equity
ARTNA	Artesian Resources Corp CL A COM USD1	CommonStock		Equity
ARTW	Art's Way Manufacturing Co. Inc COM USD.01	CommonStock		Equity
ARVL	Arrival Group COM	CommonStock		Equity
ARVLW	Arrival Group WT EXP 032226	Warrant		Equity
ARVN	Arvinas Inc COM	CommonStock		Equity
ARW	Arrow Electronics, Inc. Common Stock	CommonStock		Equity
ARWR	Arrowhead Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ARYD	ARYA Sciences Acquisition Corp IV COM CL A	CommonStock		Equity
ASA	ASA Gold and Precious Metals Limited Common Shares, $1.00 Par Value Per Share	CommonStock		Equity
ASAI	Sendas Distribuidora S.A. American Depositary Share (each representing one common share)	AdrCommon		Equity
ASAN	Asana, Inc. Class A Common Stock	CommonStock		Equity
ASAQ	Atlantic Avenue Acquisition Corp Class A Common Stock	CommonStock		Equity
ASAQ.U	Atlantic Avenue Acquisition Corp Units, each consisting of one share of Class A common stock and one-half of one Warrant	Unit	Units	Equity
ASAQ.WS	Atlantic Avenue Acquisition Corp Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ASAX	Astrea Acquisition Corp COM	CommonStock		Equity
ASAXU	Astrea Acquisition Corp UNIT	Unit		Equity
ASAXW	Astrea Acquisition Corp Wrrt	Warrant		Equity
ASB	Associated Banc-Corp Common Stock	CommonStock		Equity
ASBpD	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.375% Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
ASBpE	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.875% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
ASBpF	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a share of Associated Banc-Corp 5.625% Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
ASC	Ardmore Shipping Corporation Common Stock	CommonStock		Equity
ASEA	Global X Funds Global X FTSE Southeast Asia ETF	ExchangeTradedFund		ETF
ASET	FlexShares Real Assets Allocation Index Fund ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ASG	Liberty All-Star Growth Fund, Inc. Common Stock	CommonStock		Equity
ASGI	Aberdeen Standard Global Infrastructure Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ASGN	ASGN Incorporated Common Stock	CommonStock		Equity
ASH	Ashland Global Holdings Inc. Common Stock	CommonStock		Equity
ASHR	DBX ETF Trust Xtrackers Harvest CSI 300 China A-Shares ETF	ExchangeTradedFund		ETF
ASHS	DBX ETF Trust Xtrackers Harvest CSI 500 China A-Shares Small Cap ETF	ExchangeTradedFund		ETF
ASHX	DBX ETF Trust Xtrackers MSCI China A Inclusion Equity ETF	ExchangeTradedFund		ETF
ASIX	AdvanSix Inc. Common Stock	CommonStock		Equity
ASLE	AerSale Corp COM	CommonStock		Equity
ASLEW	AerSale Corp WT EXP 110425	Warrant		Equity
ASLN	ASLAN Pharmaceuticals Ltd ADR	AdrCommon		Equity
ASM	Avino Silver & Gold Mines Ltd. Common shares	CommonStock		Equity
ASMB	Assembly Biosciences Inc COM USD.001	CommonStock		Equity
ASML	ASML Holding NV ADR NY SHS	AdrCommon		Equity
ASND	Ascendis Pharma AS ADR	AdrCommon		Equity
ASO	Academy Sports and Outdoors Inc COM USD.01	CommonStock		Equity
ASPC	Alpha Capital Acquisition Co COM CL A	CommonStock		Equity
ASPCU	Alpha Capital Acquisition Co UNITS	Unit		Equity
ASPCW	Alpha Capital Acquisition Co WTS	Warrant		Equity
ASPL	Aspirational Consumer Lifestyle Corp. Class A Ordinary Shares	CommonStock		Equity
ASPL.U	Aspirational Consumer Lifestyle Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
ASPL.WS	Aspirational Consumer Lifestyle Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ASPN	Aspen Aerogels, Inc. Common Stock	CommonStock		Equity
ASPS	Altisource Portfolio Solutions SA COM USD1	CommonStock		Equity
ASPU	Aspen Group Inc COM USD0.001	CommonStock		Equity
ASPY	ASYMmetric ETFs Trust ASYMshares ASYMmetric 500 ETF	ExchangeTradedFund		Equity
ASR	Grupo Aeroportuario del Sureste, S.A. de C.V. American Depositary Shares(Each representing 10 Series B Shares)	AdrCommon		Equity
ASRT	Assertio Holdings Inc COM NPV	CommonStock		Equity
ASRV	AmeriServ Financial Inc COM NPV	CommonStock		Equity
ASRVP	Ameriserv Financial Capital Trust I PFD A GTD 8.45	PreferredStock		Equity
ASTC	Astrotech Corp COM NPV	CommonStock		Equity
ASTE	Astec Industries Inc. COM USD.2	CommonStock		Equity
ASTS	AST SpaceMobile Inc COM CL A	CommonStock		Equity
ASTSW	AST SpaceMobile Inc WT EXP 040626	Warrant		Equity
ASUR	Asure Software Inc COM USD.01	CommonStock		Equity
ASX	ASE Technology Holding Co., Ltd. American Depositary Shares (each representing Two Common Shares)	AdrCommon		Equity
ASXC	Asensus Surgical, Inc. Common Stock	CommonStock		Equity
ASYS	Amtech Systems Inc COM USD.01	CommonStock		Equity
ASZ	Austerlitz Acquisition Corporation II Class A Ordinary Shares	CommonStock		Equity
ASZ.U	Austerlitz Acquisition Corporation II Units, each consisting of one Class A Ordinary Share and one-fourth of one Warrant	Unit	Units	Equity
ASZ.WS	Austerlitz Acquisition Corporation II Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATA	Americas Technology Acquisition Corp. Ordinary Shares	CommonStock		Equity
ATA.U	Americas Technology Acquisition Corp. Units, each consisting of one Ordinary Share and one half of Redeemable Warrant	Unit	Units	Equity
ATA.WS	Americas Technology Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
ATAI	ATAI Life Sciences BV COM	CommonStock		Equity
ATAQ	Altimar Acquisition Corp. III Class A Ordinary Shares	CommonStock		Equity
ATAQ.U	Altimar Acquisition Corp. III Units, each consisting of one Class A Ordinary Share and one-fourth of one redeemable warrant	Unit	Units	Equity
ATAQ.WS	Altimar Acquisition Corp. III Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATAX	America First Multifamily Investors LP BEN UNT CTF	Unknown		Equity
ATC	Atotech Limited Common Shares	CommonStock		Equity
ATCO	Atlas Corp. Common Shares	CommonStock		Equity
ATCOL	Atlas Corp. 7.125% Notes due 2027	Unknown		Equity
ATCOpD	Atlas Corp. 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
ATCOpE	Atlas Corp. 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
ATCOpG	Atlas Corp. 8.20% Cumulative Redeemable Perpetual Preferred Shares - Series G	PreferredStock	Preferred Class	Equity
ATCOpH	Atlas Corp. 7.875% Cumulative Redeemable Perpetual Preferred Shares - Series H	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
ATCOpI	Atlas Corp. Series I Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
ATCX	Atlas Technical Consultants Inc COM CL A	CommonStock		Equity
ATEC	Alphatec Holdings Inc COM USD.00001	CommonStock		Equity
ATEN	A10 Networks, Inc. Common Stock, $0.00001 par value	CommonStock		Equity
ATER	ATERIAN INC COM	CommonStock		Equity
ATEX	Anterix Inc COM USD.0001	CommonStock		Equity
ATFV	The Alger ETF Trust Alger 35 ETF	ExchangeTradedFund		Equity
ATGE	Adtalem Global Education Inc. Common Shares	CommonStock		Equity
ATH	Athene Holding Ltd. Class A Common Shares	CommonStock		Equity
ATHA	Athira Pharma Inc COM USD.0001	CommonStock		Equity
ATHE	Alterity Therapeutics Ltd SPONSORED ADR	AdrCommon		Equity
ATHM	Autohome Inc. American Depositary Shares, each representing four Class A Ordinary Shares	AdrCommon		Equity
ATHN	Athena Technology Acquisition Corp. Class A Common Stock	CommonStock		Equity
ATHN.U	Athena Technology Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	Unit	Units	Equity
ATHN.WS	Athena Technology Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
ATHX	Athersys Inc COM	CommonStock		Equity
ATHpA	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Share, Series A	PreferredStock	Preferred Class	Equity
ATHpB	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 5.625% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series B	PreferredStock	Preferred Class	Equity
ATHpC	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series C	PreferredStock	Preferred Class	Equity
ATHpD	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 4.875% Fixed-Rate Perpetual Non-Cumulative Preference Share, Series D	PreferredStock	Preferred Class	Equity
ATI	Allegheny Technologies Incorporated Common Stock	CommonStock		Equity
ATIF	ATIF Holdings Ltd COM	CommonStock		Equity
ATIP	ATI Physical Therapy, Inc. Class A Common Stock	CommonStock		Equity
ATIP.WS	ATI Physical Therapy, Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATKR	Atkore Inc. Common Stock	CommonStock		Equity
ATLC	Atlanticus Holdings Corp COM NPV	CommonStock		Equity
ATLCP	Atlanticus Holdings Corp 7.625 SER B PFD	PreferredStock		Equity
ATLO	Ames National Corp COM USD5.	CommonStock		Equity
ATMP	iPath Select MLP ETN STRUCT PRODUCT	ExchangeTradedFund		ETF
ATMR	Altimar Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
ATMR.U	Altimar Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
ATMR.WS	Altimar Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ATNF	180 Life Sciences Corp COM	CommonStock		Equity
ATNFW	180 Life Sciences Corp WT EXP 110725	Warrant		Equity
ATNI	ATN International Inc COM USD.01	CommonStock		Equity
ATNM	Actinium Pharmaceuticals Inc. Common Stock	CommonStock		Equity
ATNX	Athenex Inc COM	CommonStock		Equity
ATO	Atmos Energy Corporation Common Stock	CommonStock		Equity
ATOM	Atomera Inc COM USD0.001	CommonStock		Equity
ATOS	Atossa Therapeutics Inc COM USD.015	CommonStock		Equity
ATR	AptarGroup, Inc. Common Stock	CommonStock		Equity
ATRA	Atara Biotherapeutics Inc COM USD0.0001	CommonStock		Equity
ATRC	AtriCure Inc COM USD.001	CommonStock		Equity
ATRI	ATRION Corp COM USD1	CommonStock		Equity
ATRO	Astronics Corp COM USD.01	CommonStock		Equity
ATRS	Antares Pharma Inc COM USD.01	CommonStock		Equity
ATSG	Air Transport Services Group Inc COM	CommonStock		Equity
ATSPT	Archimedes Tech SPAC Partners Co. Subunit	Unknown		Equity
ATSPU	Archimedes Tech SPAC Partners Co UNITS	Unit		Equity
ATSPW	Archimedes Tech SPAC Partners Co WT EXP 041022	Warrant		Equity
ATTO	Atento S.A. Ordinary shares, nominal value 1.00 per ordinary share	CommonStock		Equity
ATUS	Altice USA, Inc. Class A common stock	CommonStock		Equity
ATVC	Tribe Capital Growth Corp I COM	CommonStock		Equity
ATVCU	Tribe Capital Growth Corp I UNITS	Unit		Equity
ATVCW	Tribe Capital Growth Corp I Wrrt	Warrant		Equity
ATVI	Activision Blizzard Inc COM	CommonStock		Equity
ATXI	Avenue Therapeutics Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ATY	AcuityAds Holdings Inc COM NPV	CommonStock		Equity
AU	AngloGold Ashanti Limited American Depositary Shares (Each representing one Ordinary Share)	AdrCommon		Equity
AUB	Atlantic Union Bankshares Corp COM USD4	CommonStock		Equity
AUBAP	Atlantic Union Bankshares Corp 6.875% DEP PFD A	PreferredStock		Equity
AUBN	Auburn National Bancorporation Inc COM USD.01	CommonStock		Equity
AUD	Audacy, Inc. Class A Common Stock	CommonStock		Equity
AUDC	Audiocodes Ltd ORD NIS.01	CommonStock		Equity
AUGZ	TrueShares Structured Outcome (August) ETF ETF	ExchangeTradedFund		ETF
AUMN	Golden Minerals Company Common Stock	CommonStock		Equity
AUPH	Aurinia Pharmaceuticals Inc COM NPV	CommonStock		Equity
AURC	Aurora Acquisition Corp ORD CL A	CommonStock		Equity
AURCU	Aurora Acquisition Corp UNITS	Unit		Equity
AURCW	Aurora Acquisition Corp WRRTS	Warrant		Equity
AUS	Austerlitz Acquisition Corporation I Class A Ordinary Shares	CommonStock		Equity
AUS.U	Austerlitz Acquisition Corporation I Units, each consisting of one Class A Ordinary Share and one-fourth of one Warrant	Unit	Units	Equity
AUS.WS	Austerlitz Acquisition Corporation I Warrants, each whole Warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
AUSF	Global X Funds Global X Adaptive U.S. Factor ETF	ExchangeTradedFund		ETF
AUTL	Autolus Therapeutics Plc ADS	AdrCommon		Equity
AUTO	AutoWeb Inc COM USD.001	CommonStock		Equity
AUUD	Auddia Inc COM	CommonStock		Equity
AUUDW	Auddia Inc WT EXP 101725	Warrant		Equity
AUVI	Applied UV Inc COM	CommonStock		Equity
AUY	Yamana Gold Inc. Common Shares	CommonStock		Equity
AVA	Avista Corporation Common Stock	CommonStock		Equity
AVAH	Aveanna Healthcare Holdings Inc COM	CommonStock		Equity
AVAL	Grupo Aval Acciones y Valores S.A. American Depositary Shares, each representing 20 Preferred Shares	AdrCommon		Equity
AVAN	Avanti Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
AVAN.U	Avanti Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
AVAN.WS	Avanti Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
AVAV	AeroVironment Inc COM USD.0001	CommonStock		Equity
AVB	AvalonBay Communities, Inc. Common Stock	CommonStock		Equity
AVCO	Avalon GloboCare Corp COM	CommonStock		Equity
AVCT	American Virtual Cloud Technologies Inc COM	CommonStock		Equity
AVCTW	American Virtual Cloud Technologies Inc WT EXP 040725	Warrant		Equity
AVD	American Vanguard Corporation Common Stock	CommonStock		Equity
AVDE	American Century ETF Trust Avantis International Equity ETF	ExchangeTradedFund		ETF
AVDG	AVDR US Largecap Esg ETF ETF	ExchangeTradedFund		Equity
AVDL	Avadel Pharmaceuticals plc SPON ADR	AdrCommon		Equity
AVDR	Avdr Us Largecap Leading ETF ETF	ExchangeTradedFund		Equity
AVDV	American Century ETF Trust Avantis International Small Cap Value ETF	ExchangeTradedFund		ETF
AVEM	American Century ETF Trust Avantis Emerging Markets Equity ETF	ExchangeTradedFund		ETF
AVEO	AVEO Pharmaceuticals Inc COM USD.001	CommonStock		Equity
AVGO	Broadcom Inc ORD NPV	CommonStock		Equity
AVGOP	Broadcom Inc PFD SER A	PreferredStock		Equity
AVGR	Avinger Inc COM USD.001	CommonStock		Equity
AVID	Avid Technology Inc. COM USD.01	CommonStock		Equity
AVIG	American Century ETF Trust Avantis Core Fixed Income ETF	ExchangeTradedFund		ETF
AVIR	Atea Pharmaceuticals Inc COM	CommonStock		Equity
AVK	Advent Convertible and Income Fund Common Stock	CommonStock		Equity
AVLR	Avalara, Inc. Common Stock	CommonStock		Equity
AVMU	American Century ETF Trust Avantis Core Municipal Fixed Income ETF	ExchangeTradedFund		ETF
AVNS	Avanos Medical, Inc. Common Stock	CommonStock		Equity
AVNT	Avient Corporation Common Shares	CommonStock		Equity
AVNW	Aviat Networks Inc COM USD.01	CommonStock		Equity
AVO	Mission Produce Inc COM USD.001	CommonStock		Equity
AVRO	AVROBIO Inc COM	CommonStock		Equity
AVSF	American Century ETF Trust Avantis Short-Term Fixed Income ETF	ExchangeTradedFund		ETF
AVT	Avnet Inc COM USD1	CommonStock		Equity
AVTR	Avantor, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
AVTRpA	Avantor, Inc. Series A Mandatory Convertible Preferred Stock	StructuredProduct	Preferred Class	Equity
AVUS	American Century ETF Trust Avantis U.S. Equity ETF	ExchangeTradedFund		ETF
AVUV	American Century ETF Trust Avantis U.S. Small Cap Value ETF	ExchangeTradedFund		ETF
AVXL	Anavex Life Sciences Corp COM USD.001	CommonStock		Equity
AVY	Avery Dennison Corporation Common Stock	CommonStock		Equity
AVYA	Avaya Holdings Corp. Common stock, $0.01 par value per share	CommonStock		Equity
AWAY	ETF Managers Trust ETFMG Travel Tech ETF	ExchangeTradedFund		ETF
AWF	AllianceBernstein Global High Income Fund, Inc. Common Stock	CommonStock		Equity
AWH	Aspira Womens Health Inc COM USD.001	CommonStock		Equity
AWI	Armstrong World Industries, Inc. Common Stock	CommonStock		Equity
AWK	American Water Works Company, Inc. Common Stock	CommonStock		Equity
AWP	Aberdeen Global Premier Properties Fund Common Shares of Beneficial Interest	CommonStock		Equity
AWR	American States Water Company Common Stock	CommonStock		Equity
AWRE	Aware Inc. COM USD.01	CommonStock		Equity
AWTM	Tidal ETF Trust Aware Ultra-Short Duration Enhanced Income ETF	ExchangeTradedFund		ETF
AWX	Avalon Holdings Corporation Class A Common	CommonStock		Equity
AWYX	ETF Managers Trust ETFMG 2x Daily Travel Tech ETF	ExchangeTradedFund		Equity
AX	Axos Financial, Inc. Common stock	CommonStock		Equity
AXAS	Abraxas Petroleum Corp. COM USD.01	CommonStock		Equity
AXDX	Accelerate Diagnostics Inc COM NPV	CommonStock		Equity
AXGN	Axogen Inc COM USD.01	CommonStock		Equity
AXL	American Axle & Manufacturing Holdings, Inc. Common Stock	CommonStock		Equity
AXLA	Axcella Health Inc COM	CommonStock		Equity
AXNX	Axonics Inc COM	CommonStock		Equity
AXON	Axon Enterprise Inc COM USD.00001	CommonStock		Equity
AXP	American Express Company Common Stock	CommonStock		Equity
AXR	AMREP Corporation Common Stock	CommonStock		Equity
AXS	AXIS Capital Holdings Limited Common Shares	CommonStock		Equity
AXSM	Axsome Therapeutics Inc COM USD.0001	CommonStock		Equity
AXSpE	AXIS Capital Holdings Limited Depositary Shares, each representing a 1/100th interest in a 5.50% Series E Preferred Share	PreferredStock	Preferred Class	Equity
AXTA	Axalta Coating Systems Ltd. Common shares, $1.00 par value per share	CommonStock		Equity
AXTI	AXT Inc COM NPV	CommonStock		Equity
AXU	Alexco Resource Corporation Common Shares	CommonStock		Equity
AY	Atlantica Sustainable Infrastructure plc ORD USD0.1	CommonStock		Equity
AYI	Acuity Brands, Inc. Common Stock	CommonStock		Equity
AYLA	Ayala Pharmaceuticals Inc COM	CommonStock		Equity
AYRO	Ayro In COM	CommonStock		Equity
AYTU	Aytu BioPharma Inc COM	CommonStock		Equity
AYX	Alteryx, Inc. Class A Common Stock	CommonStock		Equity
AZAA	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Apr ETF	ExchangeTradedFund		ETF
AZAJ	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jan ETF	ExchangeTradedFund		ETF
AZAL	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Jul ETF	ExchangeTradedFund		ETF
AZAO	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer10 Oct ETF	ExchangeTradedFund		ETF
AZBA	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Apr ETF	ExchangeTradedFund		ETF
AZBJ	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jan ETF	ExchangeTradedFund		ETF
AZBL	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Jul ETF	ExchangeTradedFund		ETF
AZBO	AIM ETF Products Trust AllianzIM U.S. Large Cap Buffer20 Oct ETF	ExchangeTradedFund		ETF
AZEK	The AZEK Company Inc. Class A Common Stock	CommonStock		Equity
AZN	Astrazeneca PLC SPON ADR	AdrCommon		Equity
AZO	AutoZone, Inc. Common Stock	CommonStock		Equity
AZPN	Aspen Technology Inc COM USD.1	CommonStock		Equity
AZRE	Azure Power Global Limited Equity shares	CommonStock		Equity
AZRX	AzurRx BioPharma Inc COM USD.0001	CommonStock		Equity
AZUL	Azul S.A. American Depositary Shares (each representing three preferred shares)	AdrCommon		Equity
AZYO	Aziyo Biologics Inc COM CL A	CommonStock		Equity
AZZ	AZZ Inc. Common Stock	CommonStock		Equity
B	Barnes Group Inc. Common Stock	CommonStock		Equity
BA	The Boeing Company Capital Stock	CommonStock		Equity
BAB	Invesco Exchange-Traded Fund Trust II Invesco Taxable Municipal Bond ETF	ExchangeTradedFund		ETF
BABA	Alibaba Group Holding Limited American Depositary Shares, each represents Eight Ordinary Shares	AdrCommon		Equity
BAC	Bank of America Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
BACpB	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 6.000% Non-Cumulative Preferred Stock, Series GG	PreferredStock	Preferred Class	Equity
BACpE	Bank of America Corporation Depositary Shares (representing 1/1,000th of a share of Floating Rate Non-Cumalative Preferred Stock, Series E)	PreferredStock	Preferred Class	Equity
BACpK	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th interest in a share of Bank of America Corporation 5.875% Non-Cumulative Preferred Stock, Series HH	PreferredStock	Preferred Class	Equity
BACpL	Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
BACpM	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK	PreferredStock	Preferred Class	Equity
BACpN	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL	PreferredStock	Preferred Class	Equity
BACpO	Bank of America Corporation Depositary shares, each representing 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN	PreferredStock	Preferred Class	Equity
BACpP	Bank of America Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP	PreferredStock	Preferred Class	Equity
BAH	Booz Allen Hamilton Holding Corporation Class A Common Stock	CommonStock		Equity
BAK	Braskem S.A. American Depositary Shares (Each representing Two Class A Preferred Shares)	AdrCommon		Equity
BAL	Barclays Bank PLC iPath Series B Bloomberg Cotton Subindex Total Return ETN	ExchangeTradedNote		ETF
BALY	Bally's Corporation Common Stock	CommonStock		Equity
BAM	Brookfield Asset Management Inc. Class A Limited Voting Shares	CommonStock		Equity
BAMH	Brookfield Asset Management Inc. 4.625% Subordinated Notes due October 16, 2080	StructuredProduct		Equity
BAMI	Brookfield Asset Management Inc. 4.50% Perpetual Subordinated Notes	StructuredProduct		Equity
BANC	Banc of California, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
BANCpE	Banc of California, Inc. Depositary Shares Each Representing a 1/40th Interest in a Share of 7.000% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
BAND	Bandwidth Inc CL A COM USD.001	CommonStock		Equity
BANF	BancFirst Corp COM	CommonStock		Equity
BANFP	BFC Capital Trust II PFD TR SECS	PreferredStock		Equity
BANR	Banner Corp COM USD.01	CommonStock		Equity
BANX	StoneCastle Financial Corp COM USD0.001	CommonStock		Equity
BAOS	Baosheng Media Group Holdings Ltd COM	CommonStock		Equity
BAP	Credicorp Ltd. Common Shares	CommonStock		Equity
BAPR	Innovator ETFS Trust - S&P 500 Buffer ETF April ETF	ExchangeTradedFund		ETF
BAR	GraniteShares Gold Trust GraniteShares Gold Shares	ExchangeTradedVehicle		ETF
BARK	The Original BARK Company Class A Common Stock	CommonStock		Equity
BARK.WS	The Original BARK Company Redeemable Warrants, each whole warrant exercisable for shares of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BATL	Battalion Oil Corporation Common Stock	CommonStock		Equity
BATRA	Liberty Media Corp Braves Group BRAVES COM SER A	CommonStock		Equity
BATRK	Liberty Media Corp Braves Group BRAVES COM SER C	CommonStock		Equity
BATT	Amplify ETF Trust Amplify Lithium & Battery Technology ETF	ExchangeTradedFund		ETF
BAUG	Innovator S&P 500 Buffer ETF - August ETF	ExchangeTradedFund		ETF
BAX	Baxter International Inc. Common Stock	CommonStock		Equity
BB	BlackBerry Limited Common Shares, without par value	CommonStock		Equity
BBAR	Banco BBVA Argentina S.A. American Depositary Shares (Each representing 3 Ordinary Shares)	AdrCommon		Equity
BBAX	JP Morgan Exchange-Traded Fund Trust - JPMorgan BetaBuilders Developed Asia ex-Japan ETF ETF	ExchangeTradedFund		Equity
BBBY	Bed Bath & Beyond Inc. COM USD.01	CommonStock		Equity
BBC	ETFis Series Trust I Virtus LifeSci Biotech Clinical Trials ETF	ExchangeTradedFund		ETF
BBCA	J.P. Morgan Exchange-Traded Fund Trust-J P Morgan Betabuilders Canada ETF ETF	ExchangeTradedFund		Equity
BBCP	Concrete Pumping Holdings Inc COM CL A USD0.0001	CommonStock		Equity
BBD	Banco Bradesco S.A. American Depositary Shares (Each representing one Preferred Shares)	AdrCommon		Equity
BBDC	Barings BDC, Inc. Common Stock	CommonStock		Equity
BBDO	Banco Bradesco S.A. American Depositary Shares (Each representing one Common Share, no par value)	AdrCommon		Equity
BBEU	J.P. Morgan Exchange Traded Fund Trust-JPMorgan BetaBuilders Europe ETF ETF	ExchangeTradedFund		Equity
BBGI	Beasley Broadcast Group Inc CL A COM NPV	CommonStock		Equity
BBH	VanEck Vectors Biotech ETF ETF	ExchangeTradedFund		ETF
BBI	Brickell Biotech Inc COM	CommonStock		Equity
BBIG	Vinco Venture Inc COM	CommonStock		Equity
BBIN	JPMorgan BetaBuilders International Equity ETF ETF	ExchangeTradedFund		ETF
BBIO	BridgeBio Pharma Inc COM	CommonStock		Equity
BBJP	J.P. Morgan Exchange Traded Fund Trust - JPMorgan BetaBuilders Japan ETF ETF	ExchangeTradedFund		Equity
BBL	BHP Group plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
BBMC	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BBN	BlackRock Taxable Municipal Bond Trust Common Shares of Beneficial Interest, $0.001 par value	CommonStock		Equity
BBP	ETFis Series Trust I Virtus LifeSci Biotech Products ETF	ExchangeTradedFund		ETF
BBQ	BBQ Holdings Inc COM USD.01	CommonStock		Equity
BBRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders MSCI U.S. REIT ETF ETF	ExchangeTradedFund		ETF
BBSA	JP Morgan Exchange-Traded Fund Trust - JPMorgan BetaBuilders 1-5 Year US Aggregate Bond ETF ETF	ExchangeTradedFund		Equity
BBSC	J.P. Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders U.S. Small Cap Equity ETF	ExchangeTradedFund		ETF
BBSI	Barrett Business Services Inc COM USD.01	CommonStock		Equity
BBU	Brookfield Business Partners L.P. Limited Partnership Units	CommonStock		Equity
BBUS	JP Morgan Exchange-Traded Fund Trust JPMorgan BetaBuilders US Equity ETF ETF	ExchangeTradedFund		ETF
BBVA	Banco Bilbao Vizcaya Argentaria, S.A. American Depositary Shares (Each representing one share of Capital Stock)	AdrCommon		Equity
BBW	Build-A-Bear Workshop, Inc. Common Stock	CommonStock		Equity
BBY	Best Buy Co., Inc. Common Stock	CommonStock		Equity
BC	Brunswick Corporation Common Stock	CommonStock		Equity
BCAB	Bioatla Inc COM USD.0001	CommonStock		Equity
BCAC	Brookline Capital Acquisition Corp COM	CommonStock		Equity
BCACW	Brookline Capital Acquisition Corp WT EXP 081727	Warrant		Equity
BCAT	BlackRock Capital Allocation Trust Common Shares of Beneficial Interest	CommonStock		Equity
BCBP	BCB Bancorp Inc COM	CommonStock		Equity
BCC	Boise Cascade Company Common Stock	CommonStock		Equity
BCD	Aberdeen Standard Investments ETFs Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF	ExchangeTradedFund		ETF
BCDA	BioCardia Inc COM USD.001	CommonStock		Equity
BCDAW	BioCardia Inc WT EXP 080624	Warrant		Equity
BCE	BCE Inc. Common Shares	CommonStock		Equity
BCEI	Bonanza Creek Energy, Inc. Common Stock	CommonStock		Equity
BCEL	Atreca Inc COM CL A	CommonStock		Equity
BCH	Banco de Chile American Depositary Shares (Each representing 200 shares of Common Stock)	AdrCommon		Equity
BCI	Aberdeen Standard Investments ETFs Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF	ExchangeTradedFund		ETF
BCLI	Brainstorm Cell Therapeutics COM USD.00005	CommonStock		Equity
BCM	Barclays Bank PLC iPath Pure Beta Broad Commodity ETN	ExchangeTradedNote		ETF
BCML	BayCom Corp COM	CommonStock		Equity
BCO	The Brink's Company Common Stock	CommonStock		Equity
BCOR	Blucora Inc COM USD.0001	CommonStock		Equity
BCOV	Brightcove Inc COM USD0.001	CommonStock		Equity
BCOW	1895 Bancorp of Wisconsin Inc COM	CommonStock		Equity
BCPC	Balchem Corp CL B COM USD.06	CommonStock		Equity
BCRX	BioCryst Pharmaceuticals Inc COM USD.01	CommonStock		Equity
BCS	Barclays PLC American Depositary Shares (Each represents four Ordinary Shares)	AdrCommon		Equity
BCSF	Bain Capital Specialty Finance, Inc. Common Stock	CommonStock		Equity
BCTG	BCTG Acquisition Corp COM USD.0001	CommonStock		Equity
BCTX	BriaCell Therapeutics Corp COM	CommonStock		Equity
BCTXW	BriaCell Therapeutics Corp WT EX	Warrant		Equity
BCV	Bancroft Fund Ltd Common Stock	CommonStock		Equity
BCVpA	Bancroft Fund Ltd 5.375% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
BCX	BlackRock Resources & Commodities Strategy Trust Common Shares of Beneficial Interest	CommonStock		Equity
BCYC	Bicycle Therapeutics Ltd ADS	AdrCommon		Equity
BCYP	Big Cypress Acquisition Corp COM	CommonStock		Equity
BCYPU	Big Cypress Acquisition Corp UNITS	Unit		Equity
BCYPW	Big Cypress Acquisition Corp WT EXP 072527	Warrant		Equity
BCpA	Brunswick Corporation 6.500% Notes due 2048	StructuredProduct	Preferred Class	Equity
BCpB	Brunswick Corporation 6.625% Notes due 2049	StructuredProduct	Preferred Class	Equity
BCpC	Brunswick Corporation 6.375% Notes due 2049	StructuredProduct	Preferred Class	Equity
BDC	Belden Inc. Common Stock	CommonStock		Equity
BDCX	UBS AG ETRACS Quarterly Pay 1.5X Leveraged Wells Fargo BDC Index ETN	ExchangeTradedNote		ETF
BDCZ	UBS AG ETRACS Wells Fargo Business Development Company Index ETN Series B due April 26, 2041	ExchangeTradedNote		ETF
BDEC	Innovator S&P 500 Buffer ETF - December ETF	ExchangeTradedFund		ETF
BDJ	BlackRock Enhanced Equity Dividend Trust Common shares of Beneficial Interest	CommonStock		Equity
BDL	Flanigan's Enterprises Inc Common Stock	CommonStock		Equity
BDN	Brandywine Realty Trust Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
BDR	Blonder Tongue Laboratories Inc Common Stock	CommonStock		Equity
BDRY	ETF Managers Group Commodity Trust I Breakwave Dry Bulk Shipping ETF	ExchangeTradedVehicle		ETF
BDSI	BioDelivery Sciences International Inc COM NPV	CommonStock		Equity
BDSX	Biodesix Inc COM USD0.001	CommonStock		Equity
BDTX	Black Diamond Therapeutics Inc COM	CommonStock		Equity
BDX	Becton, Dickinson and Company Common Stock	CommonStock		Equity
BDXB	Becton, Dickinson and Company Depositary Shares, each Representing a 1/20th Interest in a Share of 6.00% Mandatory Convertible Preferred Stock, Series B	StructuredProduct		Equity
BE	Bloom Energy Corporation Class A common stock	CommonStock		Equity
BEAM	Beam Therapeutics Inc COM	CommonStock		Equity
BECN	Beacon Roofing Supply Inc COM USD.01	CommonStock		Equity
BEDU	Bright Scholar Education Holdings Limited American Depositary Shares, each representing one Class A ordinary share	AdrCommon		Equity
BEDZ	AdvisorShares Trust AdvisorShares Hotel ETF	ExchangeTradedFund		Equity
BEEM	Beam Global COM	CommonStock		Equity
BEEMW	Beam Global WT EXP 123023	Warrant		Equity
BEKE	KE Holdings Inc. American Depositary Shares (each representing three Class A Ordinary Shares)	AdrCommon		Equity
BELFA	Bel Fuse Inc. CL A	CommonStock		Equity
BELFB	Bel Fuse Inc. CL B	CommonStock		Equity
BEN	Franklin Resources, Inc. Common Stock	CommonStock		Equity
BENE	Benessere Capital Acquisition Corp COM CL A	CommonStock		Equity
BENER	Benessere Capital Acquisition Corp. Right	Right		Equity
BENEU	Benessere Capital Acquisition Corp UNITS	Unit		Equity
BENEW	Benessere Capital Acquisition Corp WT EX	Warrant		Equity
BEP	Brookfield Renewable Partners L.P. Limited Partnership Units	Unit		Equity
BEPC	Brookfield Renewable Corporation Class A Subordinate Voting Shares	CommonStock		Equity
BEPH	Brookfield Renewable Partners L.P. 4.625% Perpetual Subordinated Notes	StructuredProduct		Equity
BEPpA	Brookfield Renewable Partners L.P. 5.25% Class A Preferred Limited Partnership Units, Series 17	PreferredStock	Preferred Class	Equity
BERY	Berry Global Group, Inc. Common Stock	CommonStock		Equity
BEST	BEST Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
BETZ	Listed Funds Trust Roundhill Sports Betting & iGaming ETF	ExchangeTradedFund		ETF
BF.A	Brown-Forman Corporation Class A Common Stock	CommonStock	Class	Equity
BF.B	Brown-Forman Corporation Class B Common Stock	CommonStock	Class	Equity
BFAM	Bright Horizons Family Solutions Inc. Common Stock,	CommonStock		Equity
BFC	Bank First Corp COM	CommonStock		Equity
BFEB	Innovator S&P 500 Buffer ETF -February ETF	ExchangeTradedFund		ETF
BFI	Burgerfi International Inc COM	CommonStock		Equity
BFIIW	Burgerfi International Inc WRRT 13/03/2023	Warrant		Equity
BFIN	BankFinancial Corp COM USD.01	CommonStock		Equity
BFIT	Global X Health & Wellness ETF ETF	ExchangeTradedFund		Equity
BFK	BlackRock Municipal Income Trust Common Stock	CommonStock		Equity
BFLY	Butterfly Network, Inc. Class A Common Stock	CommonStock		Equity
BFLY.WS	Butterfly Network, Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BFOR	ALPS ETF Trust Barron's 400 ETF	ExchangeTradedFund		ETF
BFRA	Biofrontera AG ADS	AdrCommon		Equity
BFS	Saul Centers, Inc. Common Stock	CommonStock		Equity
BFST	Business First Bancshares Inc COM	CommonStock		Equity
BFSpD	Saul Centers, Inc. Depositary shares, each representing a 1/100th fractional interest in a share of 6.125% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
BFSpE	Saul Centers, Inc. Depositary Shares, each representing 1/100th of a share of 6.000% Series E Cumulative Redeemable Preferred Stock, par value $0.01	PreferredStock	Preferred Class	Equity
BFTR	BlackRock ETF Trust BlackRock Future Innovators ETF	ExchangeTradedFund		ETF
BFZ	BlackRock California Municipal Income Trust Common Stock	CommonStock		Equity
BG	Bunge Limited Common Shares	CommonStock		Equity
BGB	Blackstone Strategic Credit Fund Common Shares of Beneficial Interest	CommonStock		Equity
BGCP	BGC Partners Inc CL A COM USD.01	CommonStock		Equity
BGFV	Big 5 Sporting Goods Corp COM USD.01	CommonStock		Equity
BGH	Barings Global Short Duration High Yield Fund Common Shares of Beneficial Interest With	CommonStock		Equity
BGI	Birks Group Inc. Class A Voting Shares	CommonStock		Equity
BGIO	BlackRock 2022 Global Income Opportunity Trust Common Shares	CommonStock		Equity
BGLD	Ft Cboe Vest Gold Strategy Quarterly Buffer Etf ETF	ExchangeTradedFund		Equity
BGNE	BeiGene Ltd ADR	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
BGR	BlackRock Energy and Resources Trust Common Shares of Beneficial Interest	CommonStock		Equity
BGRN	iShares Trust - iShares Global Green Bond ETF ETF	ExchangeTradedFund		ETF
BGS	B&G Foods, Inc. Common Stock	CommonStock		Equity
BGSF	BGSF, Inc. Common Stock	CommonStock		Equity
BGSX	Build Acquisition Corp. Class A Common Stock	CommonStock		Equity
BGSX.U	Build Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
BGSX.WS	Build Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
BGT	BlackRock Floating Rate Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
BGX	Blackstone Long-Short Credit Income Fund Common Shares	CommonStock		Equity
BGY	BlackRock Enhanced International Dividend Trust Common Shares of Beneficial Interest	CommonStock		Equity
BH	Biglari Holdings Inc. Class B Common Stock, no par value	CommonStock		Equity
BH.A	Biglari Holdings Inc. Class A Common Stock, no par value	CommonStock	Class	Equity
BHAT	Blue Hat Interactive Entertainment Technology COM CL A	CommonStock		Equity
BHB	Bar Harbor Bankshares Common Stock	CommonStock		Equity
BHC	Bausch Health Companies Inc. Common Stock	CommonStock		Equity
BHE	Benchmark Electronics, Inc. Common Stock	CommonStock		Equity
BHF	Brighthouse Financial Inc COM	CommonStock		Equity
BHFAL	Brighthouse Financial Inc 6.52 NT 2058 ETN	Unknown		Equity
BHFAN	Brighthouse Financial Inc 5.375 DEP PFD C	Unknown		Equity
BHFAO	Brighthouse Financial Inc PF B	Unknown		Equity
BHFAP	Brighthouse Financial Inc PFD ser A	PreferredStock		Equity
BHG	Common Stock	CommonStock		Equity
BHK	BlackRock Core Bond Trust Common Stock	CommonStock		Equity
BHLB	Berkshire Hills Bancorp, Inc. Common stock	CommonStock		Equity
BHP	BHP Group Limited American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
BHR	Braemar Hotels & Resorts Inc. Common Stock	CommonStock		Equity
BHRpB	Braemar Hotels & Resorts Inc. 5.50% Series B Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
BHRpD	Braemar Hotels & Resorts Inc. 8.25% Series D Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
BHSE	Bull Horn Holdings Corp COM USD	CommonStock		Equity
BHSEU	Bull Horn Holdings Corp UNIT	Unit		Equity
BHSEW	Bull Horn Holdings Corp WT EXP 103125	Warrant		Equity
BHTG	BioHiTech Global Inc COM	CommonStock		Equity
BHV	BlackRock Virginia Municipal Bond Trust Common Shares of Beneficial Interest, par value $0.001	CommonStock		Equity
BHVN	Biohaven Pharmaceutical Holding Company Ltd. Common Shares	CommonStock		Equity
BIB	ProShares Ultra Nasdaq Biotechnology ETF	ExchangeTradedFund		ETF
BIBL	Northern Lights Fund Trust IV Inspire 100 ETF	ExchangeTradedFund		ETF
BICK	First Trust BICK Index Fund ETF	ExchangeTradedFund		ETF
BIDU	Baidu Inc ADR	AdrCommon		Equity
BIF	Boulder Growth & Income Fund, Inc. Common Stock	CommonStock		Equity
BIG	Big Lots, Inc. Common Stock	CommonStock		Equity
BIGC	BigCommerce Holdings Inc COM USD0.0001	CommonStock		Equity
BIGZ	BlackRock Innovation and Growth Trust Common Shares of Beneficial Interest	CommonStock		Equity
BIIB	Biogen Inc COM NPV	CommonStock		Equity
BIL	SPDR Series Trust SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	ExchangeTradedFund		ETF
BILI	Bilibili Inc ADS	AdrCommon		Equity
BILL	Bill.com Holdings, Inc. Common Stock	CommonStock		Equity
BILS	SPDR Series Trust SPDR Bloomberg Barclays 3-12 Month T-Bill ETF	ExchangeTradedFund		ETF
BIMI	BOQI International Medical Inc COM USD.001	CommonStock		Equity
BIO	Bio-Rad Laboratories, Inc. Class A Common Stock	CommonStock		Equity
BIO.B	Bio-Rad Laboratories, Inc. Class B Common Stock	CommonStock	Class	Equity
BIOC	Biocept Inc COM USD0.0001	CommonStock		Equity
BIOL	Biolase Inc COM USD.01	CommonStock		Equity
BIOT	Biotech Acquisition Co COM CL A	CommonStock		Equity
BIOTU	Biotech Acquisition Co UNIT	Unit		Equity
BIOTW	Biotech Acquisition Co WT EXP 113027	Warrant		Equity
BIOX	Bioceres Crop Solutions Corp COM	CommonStock		Equity
BIP	Brookfield Infrastructure Partners L.P. Limited Partnership Units	Unit		Equity
BIPC	Brookfield Infrastructure Corporation Class A Subordinate Voting Shares	CommonStock		Equity
BIPH	Brookfield Infrastructure Partners L.P. 5.000% Subordinated Notes due 2081	StructuredProduct		Equity
BIPpA	Brookfield Infrastructure Partners L.P. 5.125% Class A Preferred Limited Partnership Units, Series 13	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BIPpB	Brookfield Infrastructure Partners L.P. 5.000% Class A Preferred Limited Partnership Units, Series 14	PreferredStock	Preferred Class	Equity
BIS	ProShares UltraShort Nasdaq Biotechnology ETF	ExchangeTradedFund		ETF
BIT	BlackRock Multi-Sector Income Trust Common Shares, $0.001 par value	CommonStock		Equity
BITE	Bite Acquisition Corp. Common Stock	CommonStock		Equity
BITE.U	Bite Acquisition Corp. Units, each consisting of one share of common stock and one-half of one redeemable warrant	Unit	Units	Equity
BITE.WS	Bite Acquisition Corp. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	Warrant	Warrants	Equity
BITF	Bitfarms Ltd COM	CommonStock		Equity
BITQ	Exchange Traded Concepts Trust Bitwise Crypto Industry Innovators ETF	ExchangeTradedFund		Equity
BIV	Vanguard Bond Index Funds Vanguard Intermediate-Term Bond ETF	ExchangeTradedFund		ETF
BIVI	BioVie Inc COM	CommonStock		Equity
BIZD	VanEck Vectors ETF Trust VanEck Vectors BDC Income ETF	ExchangeTradedFund		ETF
BJ	BJs Wholesale Club Holdings, Inc. Common stock, par value $0.01 per share	CommonStock		Equity
BJAN	Innovator ETFs Trust - S&P 500 Buffer ETF January ETF	ExchangeTradedFund		ETF
BJK	VanEck Vectors Gaming ETF ETF	ExchangeTradedFund		ETF
BJRI	BJ's Restaurants Inc COM NPV	CommonStock		Equity
BJUL	Innovator ETFs Trust - Innovator S&P 500 Buffer ETF - July ETF	ExchangeTradedFund		ETF
BJUN	Innovator SandP 500 Power Buffer ETF ETF	ExchangeTradedFund		ETF
BK	The Bank of New York Mellon Corporation Common Stock	CommonStock		Equity
BKAG	BNY Mellon ETF Trust BNY Mellon Core Bond ETF	ExchangeTradedFund		ETF
BKCC	BlackRock Capital Investment Corp COM USD.001	CommonStock		Equity
BKD	Brookdale Senior Living Inc. Common Stock	CommonStock		Equity
BKE	The Buckle, Inc. Common Stock	CommonStock		Equity
BKEM	BNY Mellon ETF Trust BNY Mellon Emerging Markets Equity ETF	ExchangeTradedFund		ETF
BKEP	Blueknight Energy Partners LP COM LP UNITS	CommonStock		Equity
BKEPP	Blueknight Energy Partners LP PFD-A	PreferredStock		Equity
BKF	iShares Inc. iShares MSCI BRIC ETF	ExchangeTradedFund		ETF
BKH	Black Hills Corporation Common Stock	CommonStock		Equity
BKHY	BNY Mellon ETF Trust BNY Mellon High Yield Beta ETF	ExchangeTradedFund		ETF
BKI	Black Knight, Inc. Common Stock	CommonStock		Equity
BKIE	BNY Mellon ETF Trust BNY Mellon International Equity ETF	ExchangeTradedFund		ETF
BKLC	BNY Mellon ETF Trust BNY Mellon US Large Cap Core Equity ETF	ExchangeTradedFund		ETF
BKLN	Invesco Exchange-Traded Fund Trust II Invesco Senior Loan ETF	ExchangeTradedFund		ETF
BKMC	BNY Mellon ETF Trust BNY Mellon US Mid Cap Core Equity ETF	ExchangeTradedFund		ETF
BKN	The BlackRock Investment Quality Municipal Trust Common Stock	CommonStock		Equity
BKNG	Booking Holdings Inc COM USD.008	CommonStock		Equity
BKR	Baker Hughes Company Common Stock	CommonStock		Equity
BKSB	BNY Mellon ETF Trust BNY Mellon Short Duration Corporate Bond ETF	ExchangeTradedFund		ETF
BKSC	Bank of South Carolina Corp COM NPV	CommonStock		Equity
BKSE	BNY Mellon ETF Trust BNY Mellon US Small Cap Core Equity ETF	ExchangeTradedFund		ETF
BKT	The BlackRock Income Trust Inc. Common Stock	CommonStock		Equity
BKTI	BK Technologies Corporation Common Stock	CommonStock		Equity
BKU	BankUnited, Inc. Common Stock	CommonStock		Equity
BKYI	Bio-Key International Inc COM USD.01	CommonStock		Equity
BL	BlackLine Inc COM USD.01	CommonStock		Equity
BLBD	Blue Bird Corp COM USD0.0001	CommonStock		Equity
BLCM	Bellicum Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
BLCN	Siren Nasdaq NexGen Economy ETF ETF	ExchangeTradedFund		ETF
BLCT	BlueCity Holdings Limited ADR	AdrCommon		Equity
BLD	TopBuild Corp. Common Stock	CommonStock		Equity
BLDE	Blade Air Mobility Inc CL A	CommonStock		Equity
BLDEW	Blade Air Mobility Inc WT EXP 090126	Warrant		Equity
BLDG	Cambria Global Real Estate ETF ETF	ExchangeTradedFund		ETF
BLDP	Ballard Power Systems Inc COM NPV	CommonStock		Equity
BLDR	Builders FirstSource Inc COM USD.01	CommonStock		Equity
BLE	BlackRock Municipal Income Trust II Common Shares of Beneficial Interest, par value $0.001	CommonStock		Equity
BLES	Northern Lights Fund Trust IV Inspire Global Hope ETF	ExchangeTradedFund		ETF
BLFS	Biolife Solutions Inc COM USD.001	CommonStock		Equity
BLHY	Virtus ETF Trust II Virtus Newfleet High Yield Bond ETF	ExchangeTradedFund		Equity
BLI	Berkeley Lights Inc COM	CommonStock		Equity
BLIN	Bridgeline Digital Inc COM USD.001	CommonStock		Equity
BLK	BlackRock, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BLKB	Blackbaud Inc COM	CommonStock		Equity
BLL	Ball Corporation Common Stock	CommonStock		Equity
BLMN	Bloomin' Brands Inc COM USD.01	CommonStock		Equity
BLNK	Blink Charging Co COM USD.001	CommonStock		Equity
BLNKW	Blink Charging Co WRRT	Warrant		Equity
BLOK	Amplify ETF Trust Amplify Transformational Data Sharing ETF	ExchangeTradedFund		ETF
BLPH	Bellerophon Therapeutics Inc COM USD.01	CommonStock		Equity
BLRX	Bioline RX Ltd SPON ADR	AdrCommon		Equity
BLSA	BCLS Acquisition Corp COM USD.0001	CommonStock		Equity
BLTS	Bright Lights Acquisition Corp COM CL A	CommonStock		Equity
BLTSU	Bright Lights Acquisition Corp UNITS	Unit		Equity
BLTSW	Bright Lights Acquisition Corp WT EXP 011128	Warrant		Equity
BLU	BELLUS Health Inc COM NPV	CommonStock		Equity
BLUA	BlueRiver Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
BLUA.U	BlueRiver Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-third of a redeemable Warrant to acquire one Class A ordinary shares	Unit	Units	Equity
BLUA.WS	BlueRiver Acquisition Corp. Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
BLUE	bluebird bio Inc COM USD0.01	CommonStock		Equity
BLUW	Blue Water Acquisition Corp COM CL A	CommonStock		Equity
BLUWU	Blue Water Acquisition Corp Unit	Unit		Equity
BLUWW	Blue Water Acquisition Corp WT EXP 083127	Warrant		Equity
BLV	Vanguard Bond Index Funds Vanguard Long-Term Bond ETF	ExchangeTradedFund		ETF
BLW	Blackrock Limited Duration Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
BLX	Banco Latinoamericano de Comercio Exterior, S.A. Class E Common Stock	CommonStock		Equity
BMA	Banco Macro S.A. American Depositary Shares (Each representing Ten Class B Common Shares	AdrCommon		Equity
BMAR	Innovator S&P 500 Power Buffer ETF -March ETF	ExchangeTradedFund		ETF
BMAY	INNOVATOR S&P 500 BUFFER ETF -MAY ETF	ExchangeTradedFund		ETF
BMBL	Bumble Inc COM CL A	CommonStock		Equity
BME	BlackRock Health Sciences Trust Common Shares of Beneficial Interest	CommonStock		Equity
BMEA	Biomea Fusion Inc COM	CommonStock		Equity
BMED	BlackRock ETF Trust BlackRock Future Health ETF	ExchangeTradedFund		ETF
BMEZ	BlackRock Health Sciences Trust II Common Shares of Beneficial Interest	CommonStock		Equity
BMI	Badger Meter Inc. Common Stock	CommonStock		Equity
BMLpG	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 1)	PreferredStock	Preferred Class	Equity
BMLpH	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 2)	PreferredStock	Preferred Class	Equity
BMLpJ	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 4)	PreferredStock	Preferred Class	Equity
BMLpL	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of Floating Rate Non-Cumulative Preferred Stock, Series 5)	PreferredStock	Preferred Class	Equity
BMO	Bank of Montreal Common Shares	CommonStock		Equity
BMRA	Biomerica Inc COM USD.04	CommonStock		Equity
BMRC	Bank of Marin Bancorp COM NPV	CommonStock		Equity
BMRN	Biomarin Pharmaceutical Inc COM USD.001	CommonStock		Equity
BMTC	Bryn Mawr Bank Corp COM NPV	CommonStock		Equity
BMTX	BM Technologies, Inc. Class A Common Stock	CommonStock		Equity
BMTX.WS	BM Technologies, Inc. Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
BMY	Bristol-Myers Squibb Company Common Stock	CommonStock		Equity
BND	Vanguard Total Bond Market ETF ETF	ExchangeTradedFund		ETF
BNDC	FlexShares Trust FlexShares Core Select Bond Fund	ExchangeTradedFund		ETF
BNDW	Vanguard Scottsdale Funds - Vanguard Total World Bond ETF ETF	ExchangeTradedFund		ETF
BNDX	Vanguard Total International Bond ETF ETF	ExchangeTradedFund		ETF
BNE	ETF Series Solutions Blue Horizon BNE ETF	ExchangeTradedFund		ETF
BNED	Barnes & Noble Education, Inc. Common Stock	CommonStock		Equity
BNFT	Benefitfocus Inc COM USD0.001	CommonStock		Equity
BNGO	BioNano Genomics Inc COM USD 0.0001	CommonStock		Equity
BNGOW	BioNano Genomics Inc WT EXP 082123	Warrant		Equity
BNKD	Bank of Montreal MicroSectors U.S. Big Banks Index -3X Inverse Leveraged ETNs due March 25, 2039	ExchangeTradedNote		Equity
BNKU	Bank of Montreal MicroSectors U.S. Big Banks Index 3X Leveraged ETNs due March 25, 2039	ExchangeTradedNote		ETF
BNL	Broadstone Net Lease, Inc. Common Stock	CommonStock		Equity
BNO	United States Brent Oil Fund, LP United States Brent Oil Fund, LP	ExchangeTradedVehicle		ETF
BNOV	Innovator S&P 500 Buffer ETF - November ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BNR	Burning Rock Biotech Limited ADR	AdrCommon		Equity
BNS	Bank of Nova Scotia, The Common Shares	CommonStock		Equity
BNSO	Bonso Electronics International Inc COM USD.003	CommonStock		Equity
BNTC	Benitec Biopharma Ltd COM 0.0001	CommonStock		Equity
BNTX	BioNTech SE ADR	AdrCommon		Equity
BNY	BlackRock New York Municipal Income Trust Common Stock	CommonStock		Equity
BOAC	Bluescape Opportunities Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
BOAC.U	Bluescape Opportunities Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
BOAC.WS	Bluescape Opportunities Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
BOAS	BOA Acquisition Corp. Class A Common Stock	CommonStock		Equity
BOAS.U	BOA Acquisition Corp. Units, each consisting of one share of Class A common stock and one third of one redeemable warrant	Unit	Units	Equity
BOAS.WS	BOA Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at a price of $11.50 per share	Warrant	Warrants	Equity
BOB	Merlyn.AI Best-Of-Breed Core Momentum ETF ETF	ExchangeTradedFund		Equity
BOCH	Bank of Commerce Holdings COM NPV	CommonStock		Equity
BOCT	Innovator ETFs Trust - Innovator S&P 500 Buffer ETF - October ETF	ExchangeTradedFund		ETF
BOE	BlackRock Enhanced Global Dividend Trust Common Shares of Beneficial Interest	CommonStock		Equity
BOH	Bank of Hawaii Corporation Common Stock (Delaware)	CommonStock		Equity
BOHpA	Bank of Hawaii Corporation Depositary Shares Each Representing a 1/40th Interest in a Share of 4.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
BOIL	ProShares Trust II ProShares Ultra Bloomberg Natural Gas	ExchangeTradedVehicle		ETF
BOKF	BOK Financial Corp COM USD.00006	CommonStock		Equity
BOKFL	BOK Financial Corp 5.375 Subordinated Notes due 2056 STRUCT PROD	Unknown		Equity
BOLT	Bolt Biotherapeutics Inc COM	CommonStock		Equity
BOMN	Boston Omaha Corp CL A COM USD0.001	CommonStock		Equity
BON	Bon Natural Life Limited Ordinary Shares	CommonStock		Equity
BOND	PIMCO ETF Trust PIMCO Active Bond Exchange-Traded Fund	ExchangeTradedFund		ETF
BOOM	DMC Global Inc COM USD.05	CommonStock		Equity
BOOT	Boot Barn Holdings, Inc. Common Stock, $0.0001 par value per share	CommonStock		Equity
BORR	Borr Drilling Limited Common shares of par value $0.05 per share	CommonStock		Equity
BOSC	B.O.S. Better Online Solutions Ltd ORD NIS1	CommonStock		Equity
BOSS	Global X Founder-Run Cos ETF ETF	ExchangeTradedFund		ETF
BOTJ	Bank of the James Financial Group Inc COM USD2.14	CommonStock		Equity
BOTZ	Global X Robotics & Artificial Intelligence ETF ETF	ExchangeTradedFund		ETF
BOUT	Innovator ETFs Trust Innovator IBD Breakout Opportunities ETF	ExchangeTradedFund		ETF
BOWX	Bowx Acquisition Corp COM	CommonStock		Equity
BOWXU	Bowx Acquisition Corp UNIT	Unit		Equity
BOWXW	Bowx Acquisition Corp WT EX	Warrant		Equity
BOX	Box, Inc. Class A common stock	CommonStock		Equity
BOXL	Boxlight Corp CL A COM USD.0001	CommonStock		Equity
BP	BP p.l.c. American Depositary Shares (Each representing 6 Ordinary Shares)	AdrCommon		Equity
BPFH	Boston Private Financial Holdings Inc COM USD1	CommonStock		Equity
BPMC	Blueprint Medicines Corp COM USD.001	CommonStock		Equity
BPMP	BP Midstream Partners LP Common units representing limited partner interests	CommonStock		Equity
BPOP	Popular Inc COM USD5	CommonStock		Equity
BPOPM	Popular Capital Trust II PFD GTD 6.125	PreferredStock		Equity
BPOPN	Popular Capital Trust I PFD 6.70% GTD	PreferredStock		Equity
BPRN	Bank of Princeton (The) COM	CommonStock		Equity
BPT	BP Prudhoe Bay Royalty Trust Units of Beneficial Interest	CommonStock		Equity
BPTH	Bio-Path Holdings Inc COM USD0.001	CommonStock		Equity
BPTS	Biophytis SA ADS	AdrCommon		Equity
BPY	Brookfield Property Partners LP COM LP UNIT	CommonStock		Equity
BPYPN	Brookfield Property Partners LP 5.75 CL A PF SR3	Unknown		Equity
BPYPO	Brookfield Property Partners LP PFD 2 CL A	Unknown		Equity
BPYPP	Brookfield Property Partners LP PFD UNIT A 1	PreferredStock		Equity
BPYU	GGP Inc COM USD.1	CommonStock		Equity
BPYUP	GGP Inc PFD SER A	PreferredStock		Equity
BQ	Boqii Holding Limited American Depositary Shares (ADSs), representing Class A Ordinary Shares	AdrCommon		Equity
BR	Broadridge Financial Solutions, Inc. Common Stock	CommonStock		Equity
BRBR	BellRing Brands, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
BRBS	Blue Ridge Bankshares, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BRC	Brady Corporation Class A Nonvoting Common Stock	CommonStock		Equity
BRCN	Burcon NutraScience Corp COM NPV	CommonStock		Equity
BREZ	Breeze Holdings Acquisition Corp COM	CommonStock		Equity
BREZR	Breeze Holdings Acquisition Corp. Right	Right		Equity
BREZW	Breeze Holdings Acquisition Corp *W EXP 05/25/2027	Warrant		Equity
BRF	VanEck Vectors ETF Trust VanEck Vectors Brazil Small-Cap ETF	ExchangeTradedFund		ETF
BRFS	BRF S.A. American Depositary Shares (Each representing One Common Share)	AdrCommon		Equity
BRG	Bluerock Residential Growth REIT Inc. Class A Common Stock	CommonStock		Equity
BRGpC	Bluerock Residential Growth REIT Inc. 7.625% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
BRGpD	Bluerock Residential Growth REIT Inc. 7.125% Series D Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
BRID	Bridgford Foods Corp COM USD1	CommonStock		Equity
BRIVU	B. Riley Principal 250 Merger Corp. Units	Unit		Equity
BRK.A	Berkshire Hathaway Inc. Class A Common Stock	CommonStock	Class	Equity
BRK.B	Berkshire Hathaway Inc. Class B Common Stock	CommonStock	Class	Equity
BRKL	Brookline Bancorp Inc COM USD.01	CommonStock		Equity
BRKR	Bruker Corp COM USD.01	CommonStock		Equity
BRKS	Brooks Automation Inc COM USD.01	CommonStock		Equity
BRLI	Brilliant Acquisition Corp COM	CommonStock		Equity
BRLIR	Brilliant Acquisition Corporation Rights	Right		Equity
BRLIU	Brilliant Acquisition Corp UNIT	Unit		Equity
BRLIW	Brilliant Acquisition Corp WT EXP 033125	Warrant		Equity
BRMK	Broadmark Realty Capital Inc. Common Stock	CommonStock		Equity
BRMK.WS	Broadmark Realty Capital Inc. Warrants, each exercisable for one fourth (1/4th) share of Common Stock at an exercise price of $2.875 per quarter share	Warrant	Warrants	Equity
BRN	Barnwell Industries Inc Common Stock	CommonStock		Equity
BRO	Brown & Brown, Inc. Common Stock	CommonStock		Equity
BROG	Brooge Energy Ltd COM	CommonStock		Equity
BROGW	Brooge Energy Ltd Wrrt	Warrant		Equity
BRP	Brp Group Inc COM CL A	CommonStock		Equity
BRPM	B. Riley Principal 150 Merger Corp COM CL A	CommonStock		Equity
BRPMU	B. Riley Principal 150 Merger Corp UNITS	Unit		Equity
BRPMW	B. Riley Principal 150 Merger Corp WT EXP 030128	Warrant		Equity
BRQS	Borqs Technologies Inc COM	CommonStock		Equity
BRT	BRT Apartments Corp. Common Stock, par value $0.01 per share	CommonStock		Equity
BRW	Saba Capital Income & Opportunities Fund Shares of Beneficial Interest	CommonStock		Equity
BRX	Brixmor Property Group Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
BRY	Berry Corp COM	CommonStock		Equity
BRZU	Direxion Shares ETF Trust Direxion Daily MSCI Brazil Bull 2X Shares	ExchangeTradedFund		ETF
BSA	BrightSphere Investment Group Inc. 5.125% Notes due 2031	StructuredProduct		Equity
BSAC	Banco Santander-Chile American Depositary Shares Four Hundred (400) Common Shares	AdrCommon		Equity
BSAE	Invesco BulletShares 2021 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		ETF
BSBE	Invesco BulletShares 2022 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		ETF
BSBK	Bogota Financial Corp COM USD0.01	CommonStock		Equity
BSBR	Banco Santander (Brasil) S.A. American Depositary Shares (each representing one unit)	AdrCommon		Equity
BSCE	Invesco BulletShares 2023 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		ETF
BSCL	Invesco BulletShares 2021 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCM	Invesco BulletShares 2022 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCN	Invesco BulletShares 2023 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCO	Invesco BulletShares 2024 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCP	Invesco BulletShares 2025 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCQ	Invesco BulletShares 2026 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCR	Invesco BulletShares 2027 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCS	Invesco Exchange-Traded Self-Indexed Fund Trust ETF ETF	ExchangeTradedFund		ETF
BSCT	Invesco BulletShares 2029 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSCU	Invesco BulletShares 2030 Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSDE	Invesco BulletShares 2024 USD Emerging Markets Debt ETF ETF	ExchangeTradedFund		ETF
BSEP	Innovator ETFs Trust - Innovator S&P 500 Buffer ETF - September ETF	ExchangeTradedFund		ETF
BSET	Bassett Furniture Industries Inc. COM USD5	CommonStock		Equity
BSGAU	Blue Safari Group Acquisition Corp UNITS	Unit		Equity
BSGM	BioSig Technologies Inc COM	CommonStock		Equity
BSIG	BrightSphere Investment Group Inc. Common Stock	CommonStock		Equity
BSJL	Invesco BulletShares 2021 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSJM	Invesco BulletShares 2022 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSJN	Invesco BulletShares 2023 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BSJO	Invesco BulletShares 2024 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSJP	Invesco BulletShares 2025 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSJQ	Invesco BulletShares 2026 High Yield Corp Etf ETF	ExchangeTradedFund		ETF
BSJR	Invesco BulletShares 2027 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSJS	Invesco BulletShares 2028 High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
BSKY	Big Sky Growth Partners Inc COM CL A	CommonStock		Equity
BSKYU	Big Sky Growth Partners Inc UNITS	Unit		Equity
BSKYW	Big Sky Growth Partners Inc WT EXP 040126	Warrant		Equity
BSL	Blackstone Senior Floating Rate Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
BSM	Black Stone Minerals, L.P. Common units representing limited partner interests	CommonStock		Equity
BSML	Invesco BulletShares 2021 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMM	Invesco BulletShares 2022 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMN	Invesco BulletShares 2023 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMO	Invesco BulletShares 2024 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMP	Invesco BulletShares 2025 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMQ	Invesco BulletShares 2026 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMR	Invesco BulletShares 2027 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMS	Invesco BulletShares 2028 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMT	Invesco BulletShares 2029 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMU	Invesco BulletShares 2030 Municipal Bond ETF ETF	ExchangeTradedFund		ETF
BSMX	Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México American Depositary Shares, (each representing five Series B shares)	AdrCommon		Equity
BSN	Broadstone Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
BSN.U	Broadstone Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
BSN.WS	Broadstone Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
BSQR	BSQUARE Corp COM NPV	CommonStock		Equity
BSRR	Sierra Bancorp COM NPV	CommonStock		Equity
BST	BlackRock Science and Technology Trust Common Shares of Beneficial Interest	CommonStock		Equity
BSTZ	BlackRock Science and Technology Trust II Common Shares of Beneficial Interest	CommonStock		Equity
BSTr	BlackRock Science and Technology Trust Rights (expiring July 14, 2021)	Right	Rights	Equity
BSV	Vanguard Bond Index Funds Vanguard Short-Term Bond ETF	ExchangeTradedFund		ETF
BSVN	Bank7 Corp COM	CommonStock		Equity
BSX	Boston Scientific Corporation Common Stock	CommonStock		Equity
BSXpA	Boston Scientific Corporation 5.50% Mandatory Convertible Preferred Stock, Series A	StructuredProduct	Preferred Class	Equity
BSY	Bentley System Inc COM CL B	CommonStock		Equity
BTA	BlackRock Long-Term Municipal Advantage Trust Common Shares	CommonStock		Equity
BTAI	BioXcel Therapeutics Inc COM	CommonStock		Equity
BTAL	AGF Investments Trust AGFiQ U.S. Market Neutral Anti-Beta Fund	ExchangeTradedFund		ETF
BTAQ	Burgundy Technology Acquisition Corp CL A	CommonStock		Equity
BTAQU	Burgundy Technology Acquisition Corp UNITS	CommonStock		Equity
BTAQW	Burgundy Technology Acquisition Corp WT EXP 083127	Warrant		Equity
BTB	Bit Brother Ltd ORD	CommonStock		Equity
BTBT	Bit Digital Inc COM	CommonStock		Equity
BTCM	BIT Mining Limited American Depositary Shares (each representing 10 Class A shares)	AdrCommon		Equity
BTEC	Principal Healthcare Innovators Index ETF ETF	ExchangeTradedFund		ETF
BTEK	BlackRock ETF Trust BlackRock Future Tech ETF	ExchangeTradedFund		ETF
BTG	B2Gold Corp. Common Shares	CommonStock		Equity
BTI	British American Tobacco p.l.c. American Depositary Shares, each representing one Ordinary Share, nominal value 25 pence per share	AdrCommon		Equity
BTN	Ballantyne Strong, Inc. Common Stock	CommonStock		Equity
BTNB	Bridgetown 2 Holdings Ltd CL A	CommonStock		Equity
BTO	John Hancock Financial Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
BTRS	BTRS Holdings Inc COM CL 1	CommonStock		Equity
BTRSW	BTRS Holdings Inc WT EXP 011226	Warrant		Equity
BTT	BlackRock Municipal Target Term Trust Common Shares	CommonStock		Equity
BTU	Peabody Energy Corporation Common Stock	CommonStock		Equity
BTWN	Bridgetown Holdings Ltd COM CL A	CommonStock		Equity
BTWNU	Bridgetown Holdings Ltd UNIT	Unit		Equity
BTWNW	Bridgetown Holdings Ltd WT EXP 093027	Warrant		Equity
BTX	Brooklyn ImmunoTherapeutics, Inc. Common stock	CommonStock		Equity
BTZ	BlackRock Credit Allocation Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
BUD	Anheuser-Busch InBev SA/NV American Depositary Shares (each representing one ordinary share without nominal value)	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
BUFD	Ft Cboe Vest Fund Of Deep Buffer Etf ETF	ExchangeTradedFund		Equity
BUFF	Innovator Laddered Fund of S&P 500 Power Buffer ETF ETF	ExchangeTradedFund		Equity
BUFR	FT Cboe Vest Fund of Buffer ETFs ETF	ExchangeTradedFund		ETF
BUG	Global X Cybersecurity ETF ETF	ExchangeTradedFund		ETF
BUI	BlackRock Utilities, Infrastructure & Power Opportunities Trust Common Shares of Beneficial Interest	CommonStock		Equity
BUL	Pacer Funds Trust Pacer US Cash Cows Growth ETF	ExchangeTradedFund		ETF
BUR	Burford Capital Limited Ordinary Shares	CommonStock		Equity
BURL	Burlington Stores, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
BUSE	First Busey Corp CL A COM NPV	CommonStock		Equity
BUYZ	Franklin Disruptive Commerce ETF ETF	ExchangeTradedFund		ETF
BUZZ	VanEck Vectors ETF Trust VanEck Vectors Social Sentiment ETF	ExchangeTradedFund		Equity
BV	BrightView Holdings, Inc. Common stock, par value $0.01 per share	CommonStock		Equity
BVH	Bluegreen Vacations Holding Corporation Class A Common Stock	CommonStock		Equity
BVN	Compania de Minas Buenaventura S.A. American Depositary Shares (Each representing 1 Common Share, nominal value of four Peruvian Nuevos Soles per share)	AdrCommon		Equity
BVS	Bioventus Inc COM CL A USD.01	CommonStock		Equity
BVXV	Biondvax Pharmaceuticals ADR	AdrCommon		Equity
BW	Babcock & Wilcox Enterprises, Inc. Common Stock	CommonStock		Equity
BWA	BorgWarner Inc. Common Stock	CommonStock		Equity
BWAC	Better World Acquisition Corp COM	CommonStock		Equity
BWACU	Better World Acquisition Corp UNITS	Unit		Equity
BWACW	Better World Acquisition Corp WT EXP 111527	Warrant		Equity
BWAY	Brainsway Ltd ADS	AdrCommon		Equity
BWB	Bridgewater Bancshares Inc COM 0.01	CommonStock		Equity
BWEN	Broadwind Inc COM USD.001	CommonStock		Equity
BWFG	Bankwell Financial Group Inc COM	CommonStock		Equity
BWG	BrandywineGLOBAL Global Income Opportunities Fund Inc. Common Stock	CommonStock		Equity
BWL.A	Bowl America Incorporated Class A Common Stock	CommonStock	Class	Equity
BWMN	Bowman Consulting Group Ltd COM USD.01	CommonStock		Equity
BWMX	Betterware de Mexico SAB de CV COM NPV	CommonStock		Equity
BWSN	Babcock & Wilcox Enterprises, Inc. 8.125% Senior Notes due 2026	StructuredProduct		Equity
BWX	SPDR Series Trust SPDR Bloomberg Barclays International Treasury Bond ETF	ExchangeTradedFund		ETF
BWXT	BWX Technologies, Inc. Common Stock	CommonStock		Equity
BWZ	SPDR Series Trust SPDR Bloomberg Barclays Short Term International Treasury Bond ETF	ExchangeTradedFund		ETF
BWpA	Babcock & Wilcox Enterprises, Inc. 7.75% Series A Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
BX	The Blackstone Group Inc. Common Stock	CommonStock		Equity
BXC	BlueLinx Holdings Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
BXMT	Blackstone Mortgage Trust, Inc. Class A Common Stock, par value $0.01 per share	CommonStock		Equity
BXMX	Nuveen S&P 500 Buy-Write Income Fund Common Share of Beneficial Interest	CommonStock		Equity
BXP	Boston Properties, Inc. Common Stock	CommonStock		Equity
BXRX	Baudax Bio Inc COM	CommonStock		Equity
BXS	BancorpSouth Bank Common Stock	CommonStock		Equity
BXSpA	BancorpSouth Bank 5.50% Series A Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
BY	Byline Bancorp, Inc. Common Stock	CommonStock		Equity
BYD	Boyd Gaming Corporation Common Stock	CommonStock		Equity
BYFC	Broadway Financial Corp COM USD.01	CommonStock		Equity
BYLD	iShares Trust iShares Yield Optimized Bond ETF	ExchangeTradedFund		ETF
BYM	BlackRock Municipal Income Quality Trust Common Shares of Beneficial Interest	CommonStock		Equity
BYND	Beyond Meat Inc COM USD 0.0001	CommonStock		Equity
BYRN	Byrna Technologies Inc COM USD.001	CommonStock		Equity
BYSI	BeyondSpring Inc COM USD.0001	CommonStock		Equity
BYTS	BYTE Acquisition Corp ORD SHS A	CommonStock		Equity
BYTSU	BYTE Acquisition Corp UNITS	Unit		Equity
BYTSW	BYTE Acquisition Corp WTS	Warrant		Equity
BZ	Kanzhun Ltd ADR	AdrCommon		Equity
BZH	Beazer Homes USA, Inc. Common Stock, $.001 par value	CommonStock		Equity
BZQ	ProShares Trust ProShares UltraShort MSCI Brazil Capped	ExchangeTradedFund		Equity
BZUN	Baozun Inc ADR	AdrCommon		Equity
C	Citigroup Inc. Common Stock	CommonStock		Equity
CAAP	Corporación América Airports S.A. Common shares, nominal value U.S.$1.00 per share	CommonStock		Equity
CAAS	China Automotive Systems Inc COM	CommonStock		Equity
CABA	Cabaletta Bio Inc COM USD0.00001	CommonStock		Equity
CABO	Cable One, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CAC	Camden National Corp COM NPV	CommonStock		Equity
CACC	Credit Acceptance Corp COM NPV	CommonStock		Equity
CACG	Legg Mason ETF Investment Trust - ClearBridge All Cap Growth ETF	ExchangeTradedFund		ETF
CACI	CACI International Inc Class A Common Stock	CommonStock		Equity
CADE	Cadence Bancorporation Class A Common Stock	CommonStock		Equity
CAE	CAE Inc. Common Shares	CommonStock		Equity
CAF	Morgan Stanley China A Share Fund, Inc. Common Stock	CommonStock		Equity
CAG	Conagra Brands, Inc. Common Stock	CommonStock		Equity
CAH	Cardinal Health, Inc. Common Shares	CommonStock		Equity
CAHC	CA Healthcare Acquisition Corp COM	CommonStock		Equity
CAHCU	CA Healthcare Acquisition Corp UNITS	Unit		Equity
CAHCW	CA Healthcare Acquisition Corp WT EXP 122525	Warrant		Equity
CAI	CAI International, Inc. Common Stock	CommonStock		Equity
CAIpA	CAI International, Inc. 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share	PreferredStock	Preferred Class	Equity
CAIpB	CAI International, Inc. 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share	PreferredStock	Preferred Class	Equity
CAJ	Canon Inc. American Depositary Shares(Each representing One Share of Common Stock)	AdrCommon		Equity
CAKE	Cheesecake Factory Inc. (The) COM USD.01	CommonStock		Equity
CAL	Caleres, Inc. Common Stock	CommonStock		Equity
CALA	Calithera Biosciences Inc COM USD0.001	CommonStock		Equity
CALB	California Bancorp COM	CommonStock		Equity
CALF	Pacer US Small Cap Cash Cows 100 ETF ETF	ExchangeTradedFund		ETF
CALM	Cal Maine Foods Inc COM USD.01	CommonStock		Equity
CALT	Calliditas Therapeutics AB ADR	AdrCommon		Equity
CALX	Calix, Inc. Common Stock	CommonStock		Equity
CAMP	CalAmp Corp COM NPV	CommonStock		Equity
CAMT	Camtek Ltd ORD NIS.01	CommonStock		Equity
CAN	Canaan Inc ADS	AdrCommon		Equity
CANE	Teucrium Commodity Trust Teucrium Sugar Fund	ExchangeTradedVehicle		ETF
CANF	Can-Fite BioPharma Ltd. American Depositary Shares (each representing 30 Ordinary Shares)	AdrCommon		Equity
CANG	Cango Inc. American Depositary Shares, each representing two Class A Ordinary shares, par value US$0.0001 per share	AdrCommon		Equity
CANO	Cano Health, Inc. Class A Common Stock	CommonStock		Equity
CANO.WS	Cano Health, Inc. Redeemable Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CAP	Capitol Investment Corp. V Class A Common Stock	CommonStock		Equity
CAP.U	Capitol Investment Corp. V Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
CAP.WS	Capitol Investment Corp. V Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
CAPE	Barclays Bank PLC iPath Shiller CAPE ETN	ExchangeTradedNote		ETF
CAPL	CrossAmerica Partners LP Common units representing limited partner interests	CommonStock		Equity
CAPR	Capricor Therapeutics Inc COM	CommonStock		Equity
CAR	Avis Budget Group Inc COM USD.01	CommonStock		Equity
CARA	Cara Therapeutics Inc COM USD.001	CommonStock		Equity
CARE	Carter Bankshares Inc COM USD0.01	CommonStock		Equity
CARG	CarGurus Inc CL A COM USD.001	CommonStock		Equity
CARR	Carrier Global Corporation Common Stock	CommonStock		Equity
CARS	Cars.com Inc. Common Stock	CommonStock		Equity
CARV	Carver Bancorp Inc COM USD.01	CommonStock		Equity
CARZ	First Trust NASDAQ Global Auto Index Fund ETF	ExchangeTradedFund		ETF
CAS	Cascade Acquisition Corp. Class A Common Stock	CommonStock		Equity
CAS.U	Cascade Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	Unit	Units	Equity
CAS.WS	Cascade Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CASA	Casa Systems Inc COM	CommonStock		Equity
CASH	Meta Financial Grp Inc COM USD.01	CommonStock		Equity
CASI	CASI Pharmaceuticals Inc COM USD.01	CommonStock		Equity
CASS	Cass Information Systems Inc COM USD2.5	CommonStock		Equity
CASY	Casey's General Stores Inc. COM NPV	CommonStock		Equity
CAT	Caterpillar Inc. Common Stock	CommonStock		Equity
CATB	Catabasis Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
CATC	Cambridge Bancorp COM USD1.	CommonStock		Equity
CATH	Global X S&P 500 Catholic Values ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CATO	The CATO Corporation Class A Common Stock	CommonStock		Equity
CATY	Cathay General Bancorp COM USD.01	CommonStock		Equity
CB	Chubb Limited Common Shares	CommonStock		Equity
CBAH	CBRE Acquisition Holdings, Inc. Class A Common Stock	CommonStock		Equity
CBAH.U	CBRE Acquisition Holdings, Inc. SAIL securities, each consisting of one share of Class A common stock, and one-fourth of one redeemable warrant	Unit	Units	Equity
CBAH.WS	CBRE Acquisition Holdings, Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.00	Warrant	Warrants	Equity
CBAN	Colony Bankcorp Inc COM USD1	CommonStock		Equity
CBAT	CBAK Energy Technology Inc COM	CommonStock		Equity
CBAY	Cymabay Therapeutics Inc COM USD.0001	CommonStock		Equity
CBB	Cincinnati Bell Inc. Common Shares	CommonStock		Equity
CBBpB	Cincinnati Bell Inc. Depositary Shares (Each representing 1/20th of a share of 6 3/4% Cumulative Convertible Preferred Stock)	PreferredStock	Preferred Class	Equity
CBD	Companhia Brasileira de Distribuicao American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
CBFV	CB Financial Services Inc COM USD0.4167	CommonStock		Equity
CBH	Virtus AllianzGI Convertible & Income 2024 Target Term Fund Common Shares of Beneficial Interest With Par Value of $0.00001	CommonStock		Equity
CBIO	Catalyst Biosciences Inc COM USD.001	CommonStock		Equity
CBLI	Cleveland BioLabs Inc COM USD.005	CommonStock		Equity
CBLS	Listed Funds Trust Changebridge Capital Long/Short Equity ETF	ExchangeTradedFund		ETF
CBMB	Cbm Bankcorp Inc COM	CommonStock		Equity
CBNK	Capital Bancorp Inc COM	CommonStock		Equity
CBOE	Cboe Global Markets Inc COM USD0.01	CommonStock		Equity
CBON	VanEck Vectors ETF Trust VanEck Vectors ChinaAMC China Bond ETF	ExchangeTradedFund		ETF
CBRE	CBRE Group, Inc. Class A Common Stock	CommonStock		Equity
CBRL	Cracker Barrel Old Country Store Inc COM USD.5	CommonStock		Equity
CBSE	Listed Funds Trust Changebridge Capital Sustainable Equity ETF	ExchangeTradedFund		ETF
CBSH	Commerce Bancshares Inc COM USD5	CommonStock		Equity
CBT	Cabot Corporation Common Stock	CommonStock		Equity
CBTG	Cabot Growth ETF ETF	ExchangeTradedFund		Equity
CBTX	CBTX Inc COM USD.01	CommonStock		Equity
CBU	Community Bank System, Inc. Common Stock	CommonStock		Equity
CBZ	CBIZ, Inc. Common Stock	CommonStock		Equity
CC	The Chemours Company Common Stock	CommonStock		Equity
CCAC	CITIC Capital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
CCAC.U	CITIC Capital Acquisition Corp. Units, each consisting of one Class A Ordinary Share and one-half of one redeemable Warrant	Unit	Units	Equity
CCAC.WS	CITIC Capital Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CCAP	Crescent Capital BDC Inc COM 0.001	CommonStock		Equity
CCB	Coastal Financial Corp COM	CommonStock		Equity
CCBG	Capital City Bank Group COM USD.01	CommonStock		Equity
CCCC	C4 Therapeutics Inc COM	CommonStock		Equity
CCD	Calamos Dynamic Convertible & Income Fund COM NPV	CommonStock		Equity
CCEP	Coca-Cola Europacific Partners plc Ordinary Shares	CommonStock		Equity
CCF	Chase Corporation Common Stock	CommonStock		Equity
CCI	Crown Castle International Corp. Common Stock	CommonStock		Equity
CCIV	Churchill Capital Corp IV Class A Common Stock	CommonStock		Equity
CCIV.U	Churchill Capital Corp IV Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
CCIV.WS	Churchill Capital Corp IV Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CCJ	Cameco Corporation Common Shares	CommonStock		Equity
CCK	Crown Holdings, Inc. Common Stock	CommonStock		Equity
CCL	Carnival Corporation Common Stock (Paired Stock)	CommonStock		Equity
CCLP	CSI Compressco LP COM LP UNIT NPV	CommonStock		Equity
CCM	Concord Medical Services Holdings Limited American Depositary Shares (Each represents three ordinary shares)	AdrCommon		Equity
CCMP	CMC Materials Inc COM USD.001	CommonStock		Equity
CCNC	Code Chain New Continent Ltd COM USD 0.0001	CommonStock		Equity
CCNE	CNB Financial Corp/PA COM USD4.0	CommonStock		Equity
CCNEP	CNB Financial Corp/PA 7.125 DP SH PF A	PreferredStock		Equity
CCO	Clear Channel Outdoor Holdings, Inc. Common Stock	CommonStock		Equity
CCOI	Cogent Communications Holdings Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CCON	Direxion Shares ETF Trust Direxion Connected Consumer ETF	ExchangeTradedFund		ETF
CCOR	Listed Funds Trust Core Alternative ETF	ExchangeTradedFund		ETF
CCRC	China Customer Relations Centers Inc COM USD.001	CommonStock		Equity
CCRN	Cross Country Healthcare Inc COM USD.01	CommonStock		Equity
CCRV	iShares U.S. ETF Trust iShares Commodity Curve Carry Strategy ETF	ExchangeTradedFund		ETF
CCS	Century Communities, Inc. Common Stock	CommonStock		Equity
CCU	Compañía Cervecerías Unidas S.A. American Depositary Shares (Each representing two shares of Common Stock, without par value)	AdrCommon		Equity
CCV	Churchill Capital Corp V Class A Common Stock	CommonStock		Equity
CCV.U	Churchill Capital Corp V Units, each consisting of one share of Class A common stock, and one-fourth of one redeemable warrant	Unit	Units	Equity
CCV.WS	Churchill Capital Corp V Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CCVI	Churchill Capital Corp VI Class A Common Stock	CommonStock		Equity
CCVI.U	Churchill Capital Corp VI Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
CCVI.WS	Churchill Capital Corp VI Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CCXI	ChemoCentryx Inc COM USD.001	CommonStock		Equity
CCZ	Comcast Cable Communications Holdings, Inc. 2.0% Exchangeable Subordinated Debentures due October 15, 2029 (ZONES) (Exchangeable for Cash Based on Value of Sprint Corporation PCS Stock)	StructuredProduct		Equity
CD	Chindata Group Holdings Ltd ADR	AdrCommon		Equity
CDAK	Codiak BioSciences Inc COM	CommonStock		Equity
CDAY	Ceridian HCM Holding Inc. Common Stock	CommonStock		Equity
CDC	VictoryShares US EQ Income Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CDE	Coeur Mining, Inc. Common Stock	CommonStock		Equity
CDEV	Centennial Resource Development Inc CL A COM USD0.0001	CommonStock		Equity
CDK	CDK Global Inc COM USD0.01	CommonStock		Equity
CDL	VictoryShares US Large Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CDLX	Cardlytics Inc COM	CommonStock		Equity
CDMO	Avid Bioservices Inc COM NPV	CommonStock		Equity
CDNA	CareDx Inc COM USD.001	CommonStock		Equity
CDNS	Cadence Design Systems Inc COM USD.01	CommonStock		Equity
CDOR	Condor Hospitality Trust Inc. Common Stock $0.01 par value	CommonStock		Equity
CDR	Cedar Realty Trust, Inc. Common Stock	CommonStock		Equity
CDRpB	Cedar Realty Trust, Inc. 7.25% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CDRpC	Cedar Realty Trust, Inc. 6.50% Series C Cumulative Redeemable Preferred Stock, par value $.01	PreferredStock	Preferred Class	Equity
CDTX	Cidara Therapeutics Inc COM USD.0001	CommonStock		Equity
CDW	CDW Corp COM USD.01	CommonStock		Equity
CDXC	ChromaDex Corp COM USD.001	CommonStock		Equity
CDXS	Codexis Inc COM USD.0001	CommonStock		Equity
CDZI	Cadiz Inc COM NPV	CommonStock		Equity
CE	Celanese Corporation Common Stock	CommonStock		Equity
CEA	China Eastern Airlines Corporation Limited American Depositary Shares (Each representing 50 Ordinary H Shares)	AdrCommon		Equity
CECE	CECO Environmental Corp. COM NPV	CommonStock		Equity
CEE	The Central and Eastern Europe Fund, Inc. Common Stock	CommonStock		Equity
CEF	Sprott Physical Gold and Silver Trust Units	ExchangeTradedVehicle		ETF
CEFA	Global X S&P Catholic Values Developed ex-US ETF ETF	ExchangeTradedFund		ETF
CEFD	UBS AG ETRACS Monthly Pay 1.5X Leveraged Closed-End Fund Index ETN	ExchangeTradedNote		ETF
CEFS	Saba Closed-End Funds ETF ETF	ExchangeTradedFund		ETF
CEI	Camber Energy Inc. Common Stock	CommonStock		Equity
CEIX	CONSOL Energy Inc. Common Stock	CommonStock		Equity
CELC	Celcuity Inc COM	CommonStock		Equity
CELGr	Bristol-Myers Squibb Company Celgene Contingent Value Rights	Right	Rights	Equity
CELH	Celsius Holdings Inc COM USD.001	CommonStock		Equity
CELP	Cypress Environmental Partners, L.P. Common Units representing limited partner interests	CommonStock		Equity
CEM	ClearBridge MLP and Midstream Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
CEMB	iShares J.P. Morgan EM Corporate Bond ETF ETF	ExchangeTradedFund		ETF
CEMI	Chembio Diagnostics Inc. COM USD.01	CommonStock		Equity
CEN	Center Coast Brookfield MLP & Energy Infrastructure Fund Common Shares of Beneficial Interest	CommonStock		Equity
CENH	Centricus Acquisition Corp COM CL A	CommonStock		Equity
CENHU	Centricus Acquisition Corp UNIT	Unit		Equity
CENHW	Centricus Acquisition Corp WT EXP 020828	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
CENT	Central Garden & Pet Co COM USD.01	CommonStock		Equity
CENTA	Central Garden & Pet Co CL A COM USD.01	CommonStock		Equity
CENX	Century Aluminum Co COM USD.01	CommonStock		Equity
CEPU	Central Puerto S.A. American Depositary Shares each representing ten Common shares, par value Ps.1.00 per share	AdrCommon		Equity
CEQP	Crestwood Equity Partners LP Common Units representing limited partnership interests	CommonStock		Equity
CEQPp	Crestwood Equity Partners LP Preferred Units representing limited partner interests	PreferredStock	Preferred	Equity
CERC	Cerecor Inc COM USD.001	CommonStock		Equity
CERE	Cerevel Therapeutics Holdings Inc COM	CommonStock		Equity
CEREW	Cerevel Therapeutics Holdings Inc WT EXP 060927	Warrant		Equity
CERN	Cerner Corp COM USD.01	CommonStock		Equity
CERS	Cerus Corp COM USD.001	CommonStock		Equity
CERT	Certara Inc COM USD.01	CommonStock		Equity
CET	Central Securities Corp Common Stock	CommonStock		Equity
CETX	Cemtrex Inc COM USD.001	CommonStock		Equity
CETXP	Cemtrex Inc PFD SER 1	PreferredStock		Equity
CETXW	Cemtrex Inc WRRT	Warrant		Equity
CEV	Eaton Vance California Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
CEVA	Ceva Inc COM USD.001	CommonStock		Equity
CEW	WisdomTree Trust WisdomTree Emerging Currency Strategy Fund	ExchangeTradedFund		ETF
CEY	VictoryShares Emerging Market High Div Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CF	CF Industries Holdings, Inc. Common Stock	CommonStock		Equity
CFA	VictoryShares US 500 Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CFAC	CF Finance Acquisition Corp III CL A	CommonStock		Equity
CFACU	CF Finance Acquisition Corp III UNIT	Unit		Equity
CFACW	CF Finance Acquisition Corp III WT EXP 093027	Warrant		Equity
CFB	CrossFirst Bankshares Inc COM USD0.01	CommonStock		Equity
CFBK	CF Bankshares Inc COM USD.01	CommonStock		Equity
CFCV	CLEARBRIDGE FOCUS VALUE ETF ETF	ExchangeTradedFund		ETF
CFFE	CF Acquisition Corp VIII COM CL A	CommonStock		Equity
CFFEU	CF Acquisition Corp VIII UNITS	Unit		Equity
CFFEW	CF Acquisition Corp VIII WT EXP 033128	Warrant		Equity
CFFI	C&F Financial Corp COM USD1	CommonStock		Equity
CFFN	Capitol Federal Financial Inc COM USD.01	CommonStock		Equity
CFFVU	CF Acquisition Corp V UNITS	Unit		Equity
CFFVW	CF Acquisition Corp. V Warrant	Warrant		Equity
CFG	Citizens Financial Group, Inc. Common Stock	CommonStock		Equity
CFGpD	Citizens Financial Group, Inc. Depositary Shares Each Representing a 1/40th Interest in a Share of 6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
CFGpE	Citizens Financial Group, Inc. Depositary Shares Each Representing 1/40th Interest in a Share of 5.000% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
CFIV	CF Acquisition Corp IV COM CL A	CommonStock		Equity
CFIVU	CF Acquisition Corp IV UNIT	Unit		Equity
CFIVW	CF Acquisition Corp IV WT EXP 123127	Warrant		Equity
CFLT	Confluent, Inc. Class A Common Stock	CommonStock		Equity
CFMS	Conformis Inc COM USD.00001	CommonStock		Equity
CFO	VictoryShares US 500 Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CFR	Cullen/Frost Bankers, Inc. Common Stock	CommonStock		Equity
CFRX	ContraFect Corp COM USD.0001	CommonStock		Equity
CFRpB	Cullen/Frost Bankers, Inc. Depositary Shares, each representing a 1/40th ownership interest in a share of 4.450% non-cumulative perpetual preferred stock, Series B	PreferredStock	Preferred Class	Equity
CFV	CF Acquisition Corp. V Class A Common Stock	CommonStock		Equity
CFVI	CF Acquisition Corp VI COM CL A	CommonStock		Equity
CFVIU	CF Acquisition Corp VI UNITS	Unit		Equity
CFVIW	CF Acquisition Corp VI *W EXP 02/19/2026	Warrant		Equity
CFX	Colfax Corporation Common Stock	CommonStock		Equity
CFXA	Colfax Corporation 5.75% Tangible Equity Units	StructuredProduct		Equity
CG	Carlyle Group Inc (The) COM	CommonStock		Equity
CGA	China Green Agriculture, Inc. Common Stock	CommonStock		Equity
CGABL	Carlyle Finance L.L.C. STRUCTPROD	Unknown		Equity
CGAU	Centerra Gold Inc. Common Shares	CommonStock		Equity
CGBD	TCG BDC Inc COM	CommonStock		Equity
CGC	Canopy Growth Corp COM	CommonStock		Equity
CGEM	Cullinan Oncology Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CGEN	Compugen Ltd ORD	CommonStock		Equity
CGNT	Cognyte Software Ltd COM USD0.001	CommonStock		Equity
CGNX	Cognex Corp COM USD.002	CommonStock		Equity
CGO	Calamos Global Total Return Fund UNTS USD	CommonStock		Equity
CGRN	Capstone Green Energy Corp COM USD.001	CommonStock		Equity
CGW	Invesco Exchange-Traded Fund Trust II Invesco S&P Global Water Index ETF	ExchangeTradedFund		ETF
CHAA	Catcha Investment Corp Class A Ordinary Shares	CommonStock		Equity
CHAA.U	Catcha Investment Corp Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
CHAA.WS	Catcha Investment Corp Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CHAD	Direxion Shares ETF Trust Direxion Daily CSI 300 China A Share Bear 1X Shares	ExchangeTradedFund		ETF
CHAQ	Chardan Healthcare Acquisition 2 Corp. Common Stock	CommonStock		Equity
CHAQ.U	Chardan Healthcare Acquisition 2 Corp. Units, each consisting of one share of Common Stock, and one Warrant entitling the holder to purchase one-half of a share of Common Stock	Unit	Units	Equity
CHAQ.WS	Chardan Healthcare Acquisition 2 Corp. Warrants, entitling the holder thereof to purchase one-half (1/2) of a share of common stock at a price of $11.50 per whole share	Warrant	Warrants	Equity
CHAU	Direxion Shares ETF Trust Direxion Daily CSI 300 China A Share Bull 2X Shares	ExchangeTradedFund		ETF
CHB	Global X China Biotech Innovation ETF ETF	ExchangeTradedFund		ETF
CHCI	Comstock Holding Cos Inc CL A COM USD.01	CommonStock		Equity
CHCO	City Holding Co COM NPV	CommonStock		Equity
CHCT	Community Healthcare Trust Incorporated Common Stock, $0.01 par value per share	CommonStock		Equity
CHD	Church & Dwight Co., Inc. Common Stock	CommonStock		Equity
CHDN	Churchill Downs Inc COM NPV	CommonStock		Equity
CHE	Chemed Corporation Capital Stock	CommonStock		Equity
CHEF	Chefs' Warehouse Inc (The) COM USD.01	CommonStock		Equity
CHEK	Check-Cap Ltd.	CommonStock		Equity
CHEKZ	Check-Cap Ltd. Series C Warrant	Warrant		Equity
CHFW	Consonance-HFW Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
CHFW.U	Consonance-HFW Acquisition Corp. Units, each consisting of one Class A Ordinary Share, and one-third of one Warrant to acquire one Class A Ordinary Share	Unit	Units	Equity
CHFW.WS	Consonance-HFW Acquisition Corp. Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
CHGG	Chegg, Inc. Common Stock, $0.001 per share	CommonStock		Equity
CHGX	ETF Series Solutions Change Finance U.S. Large Cap Fossil Fuel Free ETF	ExchangeTradedFund		ETF
CHH	Choice Hotels International, Inc. Common Stock	CommonStock		Equity
CHI	Calamos Convertible Opportunities and Income Fund SH BEN INT	CommonStock		Equity
CHIC	Global X Funds Global X MSCI China Communication Services ETF	ExchangeTradedFund		ETF
CHIE	Global X Funds Global X MSCI China Energy ETF	ExchangeTradedFund		ETF
CHIH	Global X Funds Global X MSCI China Health Care ETF	ExchangeTradedFund		ETF
CHII	Global X Funds Global X MSCI China Industrials ETF	ExchangeTradedFund		ETF
CHIK	Global X Funds Global X MSCI China Information Technology ETF	ExchangeTradedFund		ETF
CHIL	Global X Funds Global X MSCI China Large-Cap 50 ETF	ExchangeTradedFund		ETF
CHIM	Global X Funds Global X MSCI China Materials ETF	ExchangeTradedFund		ETF
CHIQ	Global X Funds Global X MSCI China Consumer Discretionary ETF	ExchangeTradedFund		ETF
CHIR	Global X Funds Global X MSCI China Real Estate ETF	ExchangeTradedFund		ETF
CHIS	Global X Funds Global X MSCI China Consumer Staples ETF	ExchangeTradedFund		ETF
CHIU	Global X Funds Global X MSCI China Utilities ETF	ExchangeTradedFund		ETF
CHIX	Global X Funds Global X MSCI China Financials ETF	ExchangeTradedFund		ETF
CHK	Chesapeake Energy Corp COM	CommonStock		Equity
CHKEL	Chesapeake Energy Corp WT CL C EX	Warrant		Equity
CHKEW	Chesapeake Energy Corp WT CL A EX	Warrant		Equity
CHKEZ	Chesapeake Energy Corp WT CL B EX	Warrant		Equity
CHKP	Check Point Software Technologies Ltd ORD NIS.01	CommonStock		Equity
CHMA	Chiasma Inc COM USD.01	CommonStock		Equity
CHMG	Chemung Financial Corp COM USD.01	CommonStock		Equity
CHMI	Cherry Hill Mortgage Investment Corporation Common stock, $0.01 par value	CommonStock		Equity
CHMIpA	Cherry Hill Mortgage Investment Corporation 8.20% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CHMIpB	Cherry Hill Mortgage Investment Corporation 8.250% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
CHN	The China Fund, Inc. Common Stock	CommonStock		Equity
CHNA	ETF Series Solutions - Loncar China BioPharma Etf ETF	ExchangeTradedFund		ETF
CHNG	Change Healthcare inc COM	CommonStock		Equity
CHNGU	Change Healthcare inc UNITS	Unit		Equity
CHNR	China Natural Resources Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
CHPM	CHP Merger Corp COM CL A	CommonStock		Equity
CHPMU	CHP Merger Corp UNIT	Unit		Equity
CHPMW	CHP Merger Corp WRRT	Warrant		Equity
CHPT	ChargePoint Holdings, Inc. Common Stock	CommonStock		Equity
CHPT.WS	ChargePoint Holdings, Inc. Warrants, exercisable for one share of Common Stock	Warrant	Warrants	Equity
CHRA	Charah Solutions, Inc. Common Stock	CommonStock		Equity
CHRS	Coherus BioSciences Inc COM USD.0001	CommonStock		Equity
CHRW	C.H. Robinson Worldwide Inc. COM USD.1	CommonStock		Equity
CHS	Chico's FAS, Inc. Common Stock	CommonStock		Equity
CHSCL	CHS Inc PFD B SR 4	PreferredStock		Equity
CHSCM	CHS Inc PFD B SR 3	PreferredStock		Equity
CHSCN	CHS Inc PFD B SR 2 RST	PreferredStock		Equity
CHSCO	CHS Inc PFD CL B	PreferredStock		Equity
CHSCP	CHS Inc PFD 8%	PreferredStock		Equity
CHT	Chunghwa Telecom Co., Ltd. American Depositary Shares (Each representing 10 Common Shares)	AdrCommon		Equity
CHTR	Charter Communications Inc CL A NEW	CommonStock		Equity
CHUY	Chuy's Holdings Inc COM USD.01	CommonStock		Equity
CHW	Calamos Global Dynamic Income Fund CLOSED END	CommonStock		Equity
CHWY	Chewy, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
CHX	Championx Corp COM	CommonStock		Equity
CHY	Calamos Convertible and High Income Fund COM NPV	CommonStock		Equity
CI	Cigna Corporation Common Stock	CommonStock		Equity
CIA	Citizens, Inc. Class A Common Stock	CommonStock		Equity
CIB	BanColombia S.A. American Depositary Shares (Each representing four Preference Shares)	AdrCommon		Equity
CIBR	First Trust Exchange-Traded Fund II First Trust NASDAQ Cybersecurity ETF ETF	ExchangeTradedFund		ETF
CID	VictoryShares International High Div Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CIDM	Cinedigm Corp COM USD.001	CommonStock		Equity
CIEN	Ciena Corporation Common Stock, $0.01 par value per share	CommonStock		Equity
CIF	MFS Intermediate High Income Fund Shares of Beneficial Interest	CommonStock		Equity
CIG	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (Each representing 1 Preferred Shares)	AdrCommon		Equity
CIG.C	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (each representing one Common Share)	AdrCommon	Class	Equity
CIGI	Colliers International Group Inc COM NPV SVTG	CommonStock		Equity
CIH	China Index Holdings Limited ADR	AdrCommon		Equity
CII	BlackRock Enhanced Capital and Income Fund, Inc. Common Stock	CommonStock		Equity
CIK	Credit Suisse Asset Management Income Fund Inc Common Stock	CommonStock		Equity
CIL	VictoryShares International Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CIM	Chimera Investment Corporation Common Stock	CommonStock		Equity
CIMpA	Chimera Investment Corporation 8.00% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CIMpB	Chimera Investment Corporation 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CIMpC	Chimera Investment Corporation 7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
CIMpD	Chimera Investment Corporation 8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CINF	Cincinnati Financial Corp COM USD2	CommonStock		Equity
CINR	Ciner Resources LP Common Units representing limited partner interests	CommonStock		Equity
CIO	City Office REIT, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
CIOpA	City Office REIT, Inc. 6.625% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CIR	CIRCOR International, Inc. Common Stock	CommonStock		Equity
CIT	CIT Group Inc. Common Stock	CommonStock		Equity
CITpB	CIT Group Inc. 5.625 % Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
CIVB	Civista Bancshares Inc COM NPV	CommonStock		Equity
CIX	CompX International Inc. Class A Common stock	CommonStock		Equity
CIXX	CI Financial Corp. Common Shares	CommonStock		Equity
CIZ	VictoryShares Developed Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CIZN	Citizens Holding Co COM USD1.0	CommonStock		Equity
CJJD	China Jo-Jo Drugstores Inc COM USD.001	CommonStock		Equity
CKPT	Checkpoint Therapeutics Inc COM	CommonStock		Equity
CKX	CKX Lands Inc Common Stock	CommonStock		Equity
CL	Colgate-Palmolive Company Common Stock	CommonStock		Equity
CLAA	Colonnade Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CLAA.U	Colonnade Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
CLAA.WS	Colonnade Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CLAR	Clarus Corp COM USD.0001	CommonStock		Equity
CLAS	Class Acceleration Corp. Class A Common Stock	CommonStock		Equity
CLAS.U	Class Acceleration Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	Unit	Units	Equity
CLAS.WS	Class Acceleration Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CLB	Core Laboratories N.V. Common Shares, Euros 0.02 par value	CommonStock		Equity
CLBK	Columbia Financial Inc COM	CommonStock		Equity
CLBR.U	Colombier Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
CLBS	Caladrius Biosciences Inc COM NPV	CommonStock		Equity
CLDB	Cortland Bancorp COM NPV	CommonStock		Equity
CLDL	Direxion Shares ETF Trust Direxion Daily Cloud Computing Bull 2X Shares	ExchangeTradedFund		Equity
CLDR	Cloudera, Inc. Common Stock	CommonStock		Equity
CLDS	Direxion Shares ETF Trust Direxion Daily Cloud Computing Bear 2X Shares	ExchangeTradedFund		Equity
CLDT	Chatham Lodging Trust Common Shares of Beneficial Interest	CommonStock		Equity
CLDX	Celldex Therapeutics Inc COM	CommonStock		Equity
CLEU	China Liberal Education Holdings Ltd COM	CommonStock		Equity
CLF	Cleveland-Cliffs Inc. Common Shares	CommonStock		Equity
CLFD	Clearfield Inc COM USD.01	CommonStock		Equity
CLGN	CollPlant Biotechnologies Ltd ORD SHS	CommonStock		Equity
CLH	Clean Harbors, Inc. Common Stock	CommonStock		Equity
CLI	Mack-Cali Realty Corporation Common Stock	CommonStock		Equity
CLII	Climate Change Crisis Real Impact I Acquisition Corporation Class A Common Stock	CommonStock		Equity
CLII.U	Climate Change Crisis Real Impact I Acquisition Corporation Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
CLII.WS	Climate Change Crisis Real Impact I Acquisition Corporation Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CLIM	Climate Real Impact Solutions II Acquisition Corporation Class A Common Stock	CommonStock		Equity
CLIM.U	Climate Real Impact Solutions II Acquisition Corporation Units, each consisting of one share of Class A common stock, and one-fifth of one redeemable warrant	Unit	Units	Equity
CLIM.WS	Climate Real Impact Solutions II Acquisition Corporation Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CLIR	ClearSign Technologies Corp COM USD.0001	CommonStock		Equity
CLIX	ProShares Trust ProShares Long Online/Short Stores ETF	ExchangeTradedFund		ETF
CLLS	Cellectis SA ADR	AdrCommon		Equity
CLM	Cornerstone Strategic Value Fund Common Shares	CommonStock		Equity
CLMT	Calumet Specialty Products Partners LP COM UNIT	CommonStock		Equity
CLNC	Colony Credit Real Estate, Inc. Class A Common Stock	CommonStock		Equity
CLNE	Clean Energy Fuels Corp COM USD.0001	CommonStock		Equity
CLNN	Clene Inc COM	CommonStock		Equity
CLNNW	Clene Inc WT EXP 110725	Warrant		Equity
CLOU	Global X Funds - Global X Cloud Computing ETF ETF	ExchangeTradedFund		ETF
CLOV	Clover Health Investments Corp COM CL A	CommonStock		Equity
CLOVW	Clover Health Investments Corp WT EXP 042125	Warrant		Equity
CLPR	Clipper Realty Inc. Common Stock	CommonStock		Equity
CLPS	CLPS Inc COM USD0.0001	CommonStock		Equity
CLPT	ClearPoint Neuro Inc COM USD.01	CommonStock		Equity
CLR	Continental Resources, Inc. Common Stock	CommonStock		Equity
CLRB	Cellectar Biosciences Inc COM USD0.001	CommonStock		Equity
CLRG	IndexIQ ETF Trust - IQ Chaikin US Large Cap ETF ETF	ExchangeTradedFund		ETF
CLRM	Clarim Acquisition Corp COM CL A	CommonStock		Equity
CLRMU	Clarim Acquisition Corp UNITS	Unit		Equity
CLRMW	Clarim Acquisition Corp WT EXP 020328	Warrant		Equity
CLRO	ClearOne Inc COM USD.001	CommonStock		Equity
CLS	Celestica Inc. Subordinate Voting Shares	CommonStock		Equity
CLSD	Clearside Biomedical Inc COM USD.001	CommonStock		Equity
CLSK	CleanSpark Inc COM	CommonStock		Equity
CLSN	Celsion Corp COM USD.01	CommonStock		Equity
CLTL	Invesco Exchange-Traded Fund Trust II Invesco Treasury Collateral ETF	ExchangeTradedFund		ETF
CLVR	Clever Leaves Holdings Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CLVRW	Clever Leaves Holdings Inc Wrrt	Warrant		Equity
CLVS	Clovis Oncology Inc COM USD0.001	CommonStock		Equity
CLVT	Clarivate Plc Ordinary Shares	CommonStock		Equity
CLVTpA	Clarivate Plc 5.25% Series A Mandatory Convertible Preferred Shares	StructuredProduct	Preferred Class	Equity
CLW	Clearwater Paper Corporation Common Stock	CommonStock		Equity
CLWT	Euro Tech Holdings Co Ltd COM USD.01	CommonStock		Equity
CLX	The Clorox Company Common Stock	CommonStock		Equity
CLXT	Calyxt Inc COM	CommonStock		Equity
CM	Canadian Imperial Bank of Commerce Common Shares	CommonStock		Equity
CMA	Comerica Incorporated Common Stock	CommonStock		Equity
CMAX	CareMax Inc COM CL A	CommonStock		Equity
CMAXW	CareMax Inc WT EXP 060826	Warrant		Equity
CMBM	Cambium Networks Corp ORD USD 0.0001	CommonStock		Equity
CMBS	iShares Trust iShares CMBS ETF	ExchangeTradedFund		ETF
CMC	Commercial Metals Company Common Stock	CommonStock		Equity
CMCL	Caledonia Mining Corporation Plc Common Shares	CommonStock		Equity
CMCM	Cheetah Mobile Inc. American Depositary Shares, each representing ten Class A ordinary shares Class A ordinary shares	AdrCommon		Equity
CMCO	Columbus McKinnon Corp COM USD.01	CommonStock		Equity
CMCSA	Comcast Corp CL A COM USD1	CommonStock		Equity
CMCT	CIM Commerical Trust Corp DHD BEN INT USD.001	CommonStock		Equity
CMCTP	CIM Commerical Trust Corp PFD SER L	PreferredStock		Equity
CMDY	iShares U.S. ETF Trust iShares Bloomberg Roll Select Commodity Strategy ETF	ExchangeTradedFund		ETF
CME	CME Group Inc CL A COM USD.01	CommonStock		Equity
CMF	iShares Trust iShares California Muni Bond ETF	ExchangeTradedFund		ETF
CMG	Chipotle Mexican Grill, Inc. Common Stock	CommonStock		Equity
CMI	Cummins Inc. Common Stock	CommonStock		Equity
CMII	CM Life Sciences II Inc COM CL A	CommonStock		Equity
CMIIU	CM Life Sciences II Inc UNITS	Unit		Equity
CMIIW	CM Life Sciences II Inc WT EXP 022528	Warrant		Equity
CMLF	CM Life Sciences Inc COM CL A	CommonStock		Equity
CMLFU	CM Life Sciences Inc UNIT	Unit		Equity
CMLFW	CM Life Sciences Inc WT EXP 090427	Warrant		Equity
CMLS	Cumulus Media Inc COM CL A NEW	CommonStock		Equity
CMLT	CM Life Sciences III Inc COM CL A	CommonStock		Equity
CMLTU	CM Life Sciences III Inc UNITS	Unit		Equity
CMLTW	CM Life Sciences III Inc WT EXP 043028	Warrant		Equity
CMMB	Chemomab Therapeutics Ltd ADS	AdrCommon		Equity
CMO	Capstead Mortgage Corporation (New) Common Stock	CommonStock		Equity
CMOpE	Capstead Mortgage Corporation 7.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CMP	Compass Minerals International, Inc. Common Stock	CommonStock		Equity
CMPI	Checkmate Pharmaceuticals Inc COM	CommonStock		Equity
CMPR	Cimpress PLC COM USD.001	CommonStock		Equity
CMPS	Compass Pathways Plc ADR	AdrCommon		Equity
CMRE	Costamare Inc. Common Stock	CommonStock		Equity
CMREpB	Costamare Inc. 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
CMREpC	Costamare Inc. 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
CMREpD	Costamare Inc. 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock,	PreferredStock	Preferred Class	Equity
CMREpE	Costamare Inc. 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share	PreferredStock	Preferred Class	Equity
CMRX	Chimerix Inc COM USD.001	CommonStock		Equity
CMS	CMS Energy Corporation Common Stock	CommonStock		Equity
CMSA	CMS Energy Corporation 5.625% Junior Subordinated Notes due 2078	StructuredProduct		Equity
CMSC	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2078	StructuredProduct		Equity
CMSD	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2079	StructuredProduct		Equity
CMSpB	Consumers Energy Company $4.50 Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
CMT	Core Molding Technolgies, Inc. Common Stock	CommonStock		Equity
CMTL	Comtech Telecommunications Corp. COM NPV	CommonStock		Equity
CMU	MFS High Yield Municipal Trust Shares of Beneficial Interest	CommonStock		Equity
CN	DBX ETF Trust Xtrackers MSCI All China Equity ETF	ExchangeTradedFund		ETF
CNA	CNA Financial Corp. Common Stock	CommonStock		Equity
CNBKA	Century BanCorp Inc CL A COM NPV	CommonStock		Equity
CNBS	Amplify ETF Trust Amplify Seymour Cannabis ETF	ExchangeTradedFund		ETF
CNC	Centene Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CNCE	Concert Pharmaceuticals Inc COM USD.001	CommonStock		Equity
CNCR	Loncar Cancer Immunotherapy ETF ETF	ExchangeTradedFund		ETF
CND	Concord Acquisition Corp. Class A Common Stock	CommonStock		Equity
CND.U	Concord Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
CND.WS	Concord Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CNDT	Conduent Inc COM USD1	CommonStock		Equity
CNET	ZW Data Action Technologies Inc COM	CommonStock		Equity
CNEY	CN Energy Group Inc COM	CommonStock		Equity
CNF	CNFinance Holdings Limited American Depositary Shares (ADSs), each representing twenty (20) Ordinary Shares	AdrCommon		Equity
CNFR	Conifer Holdings Inc COM NPV	CommonStock		Equity
CNFRL	Conifer Holdings Inc 6.75 NT 23 ETN	Unknown		Equity
CNHI	CNH Industrial N.V. Common Shares	CommonStock		Equity
CNI	Canadian National Railway Company Common Shares	CommonStock		Equity
CNK	Cinemark Holdings, Inc. Common Stock	CommonStock		Equity
CNMD	CONMED Corporation Common Stock	CommonStock		Equity
CNNB	Cincinnati Bancorp COM	CommonStock		Equity
CNNE	Cannae Holdings, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
CNO	CNO Financial Group, Inc. Common Stock	CommonStock		Equity
CNOB	ConnectOne Bancorp Inc COM NPV	CommonStock		Equity
CNOpA	CNO Financial Group, Inc. 5.125% Subordinated Debentures due 2060	StructuredProduct	Preferred Class	Equity
CNP	CenterPoint Energy, Inc. Common Stock	CommonStock		Equity
CNPpB	CenterPoint Energy, Inc. Depositary Shares Each Representing a 1/20th Interest in a Share of 7.00% Series B Mandatory Convertible Preferred Stock	StructuredProduct	Preferred Class	Equity
CNQ	Canadian Natural Resources Limited Common Shares	CommonStock		Equity
CNR	Cornerstone Building Brands, Inc. Common Stock	CommonStock		Equity
CNRG	SPDR Series Trust SPDR S&P Kensho Clean Power ETF	ExchangeTradedFund		ETF
CNS	Cohen & Steers, Inc. Common Stock	CommonStock		Equity
CNSL	Consolidated Communications Holdings Inc CL A COM USD.01	CommonStock		Equity
CNSP	CNS Pharmaceuticals Inc COM	CommonStock		Equity
CNST	Constellation Pharmaceuticals Inc COM	CommonStock		Equity
CNTA	Centessa Pharmaceuticals Ltd ADR	AdrCommon		Equity
CNTB	Connect Biopharma Holdings Ltd ADS	AdrCommon		Equity
CNTG	Centogene NV COM	CommonStock		Equity
CNTY	Century Casinos Inc COM USD.01	CommonStock		Equity
CNVY	Convey Holding Parent, Inc. Common Stock	CommonStock		Equity
CNX	CNX Resources Corporation Common Stock	CommonStock		Equity
CNXC	Concentrix Corp COM	CommonStock		Equity
CNXN	PC Connection Inc COM USD.01	CommonStock		Equity
CNXT	VanEck Vectors ETF Trust VanEck Vectors ChinaAMC SME-ChiNext ETF	ExchangeTradedFund		ETF
CNYA	iShares MSCI China A ETF ETF	ExchangeTradedFund		ETF
CO	Global Cord Blood Corporation Ordinary Shares	CommonStock		Equity
COCP	Cocrystal Pharma Inc COM USD.001	CommonStock		Equity
CODA	Coda Octopus Group Inc COM USD.01	CommonStock		Equity
CODI	Compass Diversified Shares representing beneficial interest in Compass Diversified Holdings	CommonStock		Equity
CODIpA	Compass Diversified 7.250% Series A Preferred Shares representing beneficial interest in Compass Diversified Holdings	PreferredStock	Preferred Class	Equity
CODIpB	Compass Diversified 7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Shares representing beneficial interest in Compass Diversified Holdings	PreferredStock	Preferred Class	Equity
CODIpC	Compass Diversified 7.875% Series C Cumulative Preferred Shares representing beneficial interests in Compass Diversified Holdings	PreferredStock	Preferred Class	Equity
CODX	Co-Diagnostic Inc COM 0.001USD	CommonStock		Equity
COE	China Online Education Group American depositary shares, each representing 15 Class A ordinary shares	AdrCommon		Equity
COF	Capital One Financial Corporation Common Stock	CommonStock		Equity
COFS	Choiceone Financial Services Inc COM NPV	CommonStock		Equity
COFpG	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
COFpH	Capital One Financial Corporation Depositary Shares, Each Representing 1/40th Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series H	PreferredStock	Preferred Class	Equity
COFpI	Capital One Financial Corporation Depositary shares each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I	PreferredStock	Preferred Class	Equity
COFpJ	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of Fixed Rate Non- Cumulative Perpetual Preferred Stock, Series J	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
COFpK	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
COFpL	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
COG	Cabot Oil & Gas Corporation Common Stock	CommonStock		Equity
COGT	Cogent Biosciences Inc COM 0.001	CommonStock		Equity
COHN	Cohen & Company Inc. Common Stock	CommonStock		Equity
COHR	Coherent Inc COM USD.22	CommonStock		Equity
COHU	Cohu Inc COM USD1	CommonStock		Equity
COIN	Coinbase Global Inc COM CL A	CommonStock		Equity
COKE	Coca Cola Consolidated Inc COM USD1	CommonStock		Equity
COLB	Columbia Banking System Inc COM NPV	CommonStock		Equity
COLD	Americold Realty Trust Common Shares of Beneficial Interest, $0.01 par value per share	CommonStock		Equity
COLI	Colicity Inc COM CL A	CommonStock		Equity
COLIU	Colicity Inc UNITS	Unit		Equity
COLIW	Colicity Inc WRRTS	Warrant		Equity
COLL	Collegium Pharmaceutical Inc COM USD0.001	CommonStock		Equity
COLM	Columbia Sportswear Co COM NPV	CommonStock		Equity
COM	Direxion Shares ETF Trust Direxion Auspice Broad Commodity Strategy ETF	ExchangeTradedFund		ETF
COMB	GraniteShares ETF Trust GraniteShares Bloomberg Commodity Broad Strategy No K-1 ETF	ExchangeTradedFund		ETF
COMM	CommScope Holding Co Inc COM USD.01	CommonStock		Equity
COMP	Compass, Inc. Class A Common Stock	CommonStock		Equity
COMS	ComSovereign Holdings Corp COM	CommonStock		Equity
COMSW	ComSovereign Holdings Corp Wrrt	Warrant		Equity
COMT	iShares GSCI Commodity Dynamic Roll Strategy ETF ETF	ExchangeTradedFund		Equity
CONE	CyrusOne Inc COM USD.01	CommonStock		Equity
CONN	Conn's Inc COM USD.01	CommonStock		Equity
CONX	CONX Corp COM CL A	CommonStock		Equity
CONXU	CONX Corp UNITS	Unit		Equity
CONXW	CONX Corp WT EXP 103027	Warrant		Equity
COO	The Cooper Companies, Inc. Common Stock	CommonStock		Equity
COOL	Corner Growth Acquisition Corp COM	CommonStock		Equity
COOLU	Corner Growth Acquisition Corp UNITS	Unit		Equity
COOLW	Corner Growth Acquisition Corp WRRT	Warrant		Equity
COOP	MR Cooper Group Inc COM USD.00001	CommonStock		Equity
COP	ConocoPhillips Common Stock	CommonStock		Equity
COPX	Global X Funds Global X Copper Miners ETF	ExchangeTradedFund		ETF
COR	Coresite Realty Corp. Common Stock	CommonStock		Equity
CORE	Core Mark Holding Co Inc COM	CommonStock		Equity
CORN	Teucrium Commodity Trust Teucrium Corn Fund	ExchangeTradedVehicle		ETF
CORP	PIMCO ETF Trust PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund	ExchangeTradedFund		ETF
CORR	CorEnergy Infrastructure Trust, Inc Common Stock	CommonStock		Equity
CORRpA	CorEnergy Infrastructure Trust, Inc Depositary Shares, each representing a 1/100th fractional interest of a share of 7.375% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
CORT	Corcept Therapeutics Inc COM USD.00001	CommonStock		Equity
COST	Costco Wholesale Corp COM USD.1	CommonStock		Equity
COTY	Coty Inc. Class A Common Stock	CommonStock		Equity
COUP	Coupa Software Inc COM USD.0001	CommonStock		Equity
COUR	Coursera, Inc. Common Stock	CommonStock		Equity
COVA	COVA Acquisition Corp COM CL A	CommonStock		Equity
COVAU	COVA Acquisition Corp UNITS	Unit		Equity
COVAW	COVA Acquisition Corp WTS	Warrant		Equity
COW	Barclays Bank PLC iPath Series B Bloomberg Livestock Subindex Total Return ETN	ExchangeTradedNote		ETF
COWN	Cowen Inc CL A COM USD0.01	CommonStock		Equity
COWNL	Cowen Inc ETN	Unknown		Equity
COWZ	Pacer US Cash Cows 100 ETF ETF	ExchangeTradedFund		ETF
CP	Canadian Pacific Railway Limited Common Shares	CommonStock		Equity
CPA	Copa Holdings, S.A. Class A Common Stock	CommonStock		Equity
CPAC	Cementos Pacasmayo S.A.A. American Depositary Shares (Each representing five Common Shares)	AdrCommon		Equity
CPARU	Catalyst Partners Acquisition Corp UNITS	Unit		Equity
CPB	Campbell Soup Company Capital Stock	CommonStock		Equity
CPE	Callon Petroleum Company Common Stock	CommonStock		Equity
CPER	United States Commodity Index Funds Trust United States Copper Index Fund	ExchangeTradedVehicle		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CPF	Central Pacific Financial Corp. Common Stock	CommonStock		Equity
CPG	Crescent Point Energy Corp. Common shares	CommonStock		Equity
CPHC	Canterbury Park Holding Corp COM USD.01	CommonStock		Equity
CPHI	China Pharma Holdings, Inc. Common stock	CommonStock		Equity
CPI	IndexIQ ETF Trust IQ Real Return ETF	ExchangeTradedFund		ETF
CPIX	Cumberland Pharmaceuticals Inc COM	CommonStock		Equity
CPK	Chesapeake Utilities Corporation Common Stock	CommonStock		Equity
CPLG	CorePoint Lodging Inc. Common Stock	CommonStock		Equity
CPLP	Capital Product Partners LP COM UNIT	CommonStock		Equity
CPNG	Coupang, Inc. Class A Common Stock	CommonStock		Equity
CPRI	Capri Holdings Limited Ordinary shares, no par value	CommonStock		Equity
CPRT	Copart Inc COM NPV	CommonStock		Equity
CPRX	Catalyst Pharmaceutical Inc COM USD.001	CommonStock		Equity
CPS	Cooper-Standard Holdings Inc. Common stock, par value $0.001 per share	CommonStock		Equity
CPSH	CPS Technologies Corp COM USD.01	CommonStock		Equity
CPSI	Computer Programs and Systems Inc COM USD.001	CommonStock		Equity
CPSR	Capstar Special Purpose Acquisition Corp. Class A Common Stock	CommonStock		Equity
CPSR.U	Capstar Special Purpose Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
CPSR.WS	Capstar Special Purpose Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
CPSS	Consumer Portfolio Services Inc COM NPV	CommonStock		Equity
CPT	Camden Property Trust Common Shares of Beneficial Interest	CommonStock		Equity
CPTA	Capitala Finance Corp COM	CommonStock		Equity
CPTAG	Capitala Finance Corp 5.75 Convertible Notes Due 2022 STRUCT PRODUCT	Unknown		Equity
CPTAL	CAPITALA FINANCE NTS 2022 STRUCTURE PRODUCT	Unknown		Equity
CPTK	Crown PropTech Acquisitions Class A Ordinary Shares	CommonStock		Equity
CPTK.U	Crown PropTech Acquisitions Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
CPTK.WS	Crown PropTech Acquisitions Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CPUH	Compute Health Acquisition Corp. Class A Common Stock	CommonStock		Equity
CPUH.U	Compute Health Acquisition Corp. Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
CPUH.WS	Compute Health Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
CPZ	Calamos Long/Short Equity & Dynamic Income Trust ORD	CommonStock		Equity
CQP	Cheniere Energy Partners LP Common Stock	CommonStock		Equity
CQQQ	Invesco Exchange-Traded Fund Trust II Invesco China Technology ETF	ExchangeTradedFund		ETF
CR	Crane Co. Common Stock	CommonStock		Equity
CRAI	CRA International Inc COM NPV	CommonStock		Equity
CRAK	VanEck Vectors ETF Trust VanEck Vectors Oil Refiners ETF	ExchangeTradedFund		ETF
CRBN	iShares Trust iShares MSCI ACWI Low Carbon Target ETF	ExchangeTradedFund		ETF
CRBP	Corbus Pharmaceuticals Holdings Inc COM	CommonStock		Equity
CRC	California Resources Corporation Common Stock	CommonStock		Equity
CRCT	Cricut Inc COM CL A	CommonStock		Equity
CRD.A	Crawford & Company Class A Common Stock	CommonStock	Class	Equity
CRD.B	Crawford & Company Class B Common Stock	CommonStock	Class	Equity
CRDF	Cardiff Oncology Inc COM USD.0001	CommonStock		Equity
CREE	Cree Inc. COM USD.01	CommonStock		Equity
CREG	China Recycling Energy Corp COM	CommonStock		Equity
CRESW	Cresud S.A.C.I.F. y A. Warrant	Warrant		Equity
CRESY	Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria SPON ADR	AdrCommon		Equity
CREX	Creative Realities Inc COM USD.01	CommonStock		Equity
CREXW	Creative Realities Inc WT EXP 110922	Warrant		Equity
CRF	Cornerstone Total Return Fund Common Shares	CommonStock		Equity
CRH	CRH Public Limited Company American Depositary Shares (Each representing the right to receive One Ordinary Share, 0.32 par value and One Income Share, 0.02 par value)	AdrCommon		Equity
CRHC	Cohn Robbins Holdings Corp. Class A Ordinary Shares	CommonStock		Equity
CRHC.U	Cohn Robbins Holdings Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
CRHC.WS	Cohn Robbins Holdings Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CRI	Carter's, Inc. Common Stock	CommonStock		Equity
CRIS	Curis Inc COM USD.01	CommonStock		Equity
CRK	Comstock Resources, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CRKN	Crown Electrokinetics Corp COM	CommonStock		Equity
CRL	Charles River Laboratories International, Inc. Common Stock	CommonStock		Equity
CRM	salesforce.com, inc. Common Stock	CommonStock		Equity
CRMD	CorMedix Inc COM USD0.001	CommonStock		Equity
CRMT	America's Car-Mart Inc COM USD.01	CommonStock		Equity
CRNC	Cerence Inc COM	CommonStock		Equity
CRNT	Ceragon Networks Ltd ORD	CommonStock		Equity
CRNX	Crinetics Pharmaceuticals Inc COM	CommonStock		Equity
CROC	ProShares Trust II ProShares UltraShort Australian Dollar	ExchangeTradedVehicle		ETF
CRON	Cronos Group Inc COM NPV	CommonStock		Equity
CROX	Crocs Inc COM USD.001	CommonStock		Equity
CRS	Carpenter Technology Corporation Common Stock	CommonStock		Equity
CRSP	CRISPR Therapeutics AG ORD CHF.03	CommonStock		Equity
CRSR	Corsair Gaming Inc COM	CommonStock		Equity
CRT	Cross Timbers Royalty Trust Trust Units	CommonStock		Equity
CRTD	Creatd Inc COM	CommonStock		Equity
CRTDW	Creatd Inc WT EXP 09152025	Warrant		Equity
CRTO	Criteo SA ADR	AdrCommon		Equity
CRTX	Cortexyme Inc COM	CommonStock		Equity
CRU	Crucible Acquisition Corporation Class A Common Stock	CommonStock		Equity
CRU.U	Crucible Acquisition Corporation Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
CRU.WS	Crucible Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
CRUS	Cirrus Logic Inc. COM NPV	CommonStock		Equity
CRUZ	ETF Series Solutions Defiance Hotel, Airline, and Cruise ETF	ExchangeTradedFund		Equity
CRVL	CorVel Corp. COM USD.0001	CommonStock		Equity
CRVS	Corvus Pharmaceuticals Inc COM	CommonStock		Equity
CRWD	CrowdStrike Holdings Inc COM CL A USD0.0005	CommonStock		Equity
CRWS	Crown Crafts Inc COM USD1	CommonStock		Equity
CRY	CryoLife, Inc. Common Stock	CommonStock		Equity
CRZN	Corazon Capital V838 Monoceros Corp COM	CommonStock		Equity
CRZNU	Corazon Capital V838 Monoceros Corp UNITS	Unit		Equity
CRZNW	Corazon Capital V838 Monoceros Corp Wrrt	Warrant		Equity
CS	Credit Suisse Group American Depositary Shares (Each representing one share with a par value of CHF 1)	AdrCommon		Equity
CSA	VictoryShares US Small Cap Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CSAN	Cosan S.A. American Depositary Shares (each representing four Common Shares)	AdrCommon		Equity
CSB	VictoryShares US Small Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CSBR	Champions Oncology Inc COM USD.00001	CommonStock		Equity
CSCO	Cisco Systems Inc COM NPV	CommonStock		Equity
CSCW	Color Star Technology Co Ltd COM USD.001	CommonStock		Equity
CSD	Invesco Exchange-Traded Fund Trust Invesco S&P Spin-Off ETF	ExchangeTradedFund		ETF
CSF	VictoryShares US Discovery Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund		ETF
CSGP	CoStar Group Inc COM USD.01	CommonStock		Equity
CSGS	CSG Systems International Inc. COM USD.01	CommonStock		Equity
CSII	Cardiovascular Systems Inc COM NPV	CommonStock		Equity
CSIQ	Canadian Solar Inc COM NPV	CommonStock		Equity
CSL	Carlisle Companies Incorporated Common Stock	CommonStock		Equity
CSLT	Castlight Health, Inc. Class B Common Stock, $0.0001 par value per share	CommonStock		Equity
CSM	ProShares Credit Suisse 130/30 ETF	ExchangeTradedFund		ETF
CSML	IndexIQ ETF Trust - IQ Chaikin U.S. small Cap ETF ETF	ExchangeTradedFund		ETF
CSOD	Cornerstone OnDemand Inc COM USD.0001	CommonStock		Equity
CSPI	CSP Inc COM USD.01	CommonStock		Equity
CSPR	Casper Sleep Inc. Common Stock	CommonStock		Equity
CSQ	Calamos Strategic Total Return Fund COM NPV	CommonStock		Equity
CSR	Centerspace Common Stock	CommonStock		Equity
CSRpC	Centerspace 6.625% Series C Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
CSSE	Chicken Soup for the Soul Entertainment Inc CL A COM	CommonStock		Equity
CSSEN	Chicken Soup for the Soul Entertainment, Inc. 9.50% Notes due 2025	Unknown		Equity
CSSEP	Chicken Soup for the Soul Entertainment Inc 10% PFD SER A	PreferredStock		Equity
CSTA	Constellation Acquisition Corp I Class A Ordinary Shares	CommonStock		Equity
CSTA.U	Constellation Acquisition Corp I Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CSTA.WS	Constellation Acquisition Corp I Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CSTE	Caesarstone Ltd ORD ILS1	CommonStock		Equity
CSTL	Castle Biosciences Inc COM	CommonStock		Equity
CSTM	Constellium SE Class A Ordinary shares	CommonStock		Equity
CSTR	CapStar Financial Holdings Inc COM USD1	CommonStock		Equity
CSU	Capital Senior Living Corporation Common Stock	CommonStock		Equity
CSV	Carriage Services, Inc. Common Stock	CommonStock		Equity
CSWC	Capital Southwest Corp COM USD1.	CommonStock		Equity
CSWI	CSW Industrials Inc COM USD.01	CommonStock		Equity
CSX	CSX Corp COM USD1	CommonStock		Equity
CTAC	Cerberus Telecom Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
CTAC.U	Cerberus Telecom Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
CTAC.WS	Cerberus Telecom Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
CTAQ	Carney Technology Acquisition Corp II COM CL A	CommonStock		Equity
CTAQU	Carney Technology Acquisition Corp II UNIT	Unit		Equity
CTAQW	Carney Technology Acquisition Corp II WT EXP 113027	Warrant		Equity
CTAS	Cintas Corp COM NPV	CommonStock		Equity
CTApA	E.I. du Pont de Nemours and Company Preferred Stock $3.50 Series	PreferredStock	Preferred Class	Equity
CTApB	E.I. du Pont de Nemours and Company Preferred Stock $4.50 Series	PreferredStock	Preferred Class	Equity
CTBB	Lumen Technologies, Inc. 6.5% Notes due 2056	StructuredProduct		Equity
CTBI	Community Trust Bancorp Inc COM NPV	CommonStock		Equity
CTDD	Lumen Technologies, Inc. 6.75% Notes due 2057	StructuredProduct		Equity
CTEC	Global X Cleantech ETF ETF	ExchangeTradedFund		ETF
CTEK	CynergisTek Inc. Common Stock	CommonStock		Equity
CTG	Computer Task Group Inc COM USD.01	CommonStock		Equity
CTHR	Charles & Colvard Ltd COM NPV	CommonStock		Equity
CTIB	Yunhong CTI Ltd COM USD.065	CommonStock		Equity
CTIC	CTI BioPharma Corp COM NPV	CommonStock		Equity
CTK	CooTek (Cayman) Inc. American depositary shares, each representing 50 Class A ordinary shares	AdrCommon		Equity
CTLP	Cantaloupe Inc COM NPV	CommonStock		Equity
CTLT	Catalent, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
CTMX	CytomX Therapeutics Inc COM USD.00001	CommonStock		Equity
CTO	CTO Realty Growth, Inc. Common stock	CommonStock		Equity
CTOS	Custom Truck One Source, Inc. Common Stock	CommonStock		Equity
CTOS.WS	Custom Truck One Source, Inc. Warrants, exerciseable for Common Stock	Warrant	Warrants	Equity
CTR	ClearBridge MLP and Midstream Total Return Fund Inc. Common Stock	CommonStock		Equity
CTRE	CareTrust REIT Inc COM USD.01	CommonStock		Equity
CTRM	Castor Maritime Inc COM	CommonStock		Equity
CTRN	Citi Trends Inc COM	CommonStock		Equity
CTS	CTS Corporation Common Stock	CommonStock		Equity
CTSH	Cognizant Technology Solutions Corp CL A COM USD.01	CommonStock		Equity
CTSO	Cytosorbents Corp COM USD0.001	CommonStock		Equity
CTT	CatchMark Timber Trust, Inc. Class A Common Stock, par value $0.01 per share	CommonStock		Equity
CTVA	Corteva, Inc. Common Stock	CommonStock		Equity
CTXR	Citius Pharmaceuticals Inc COM USD.001	CommonStock		Equity
CTXRW	Citius Pharmaceuticals Inc WT EXP 00/00/2022	Warrant		Equity
CTXS	Citrix Systems Inc. COM USD.001	CommonStock		Equity
CUBA	Herzfeld Caribbean Basin Fund Inc (The) COM USD.01	CommonStock		Equity
CUBB	Customers Bancorp, Inc. 5.375% Subordinated Notes Due 2034	StructuredProduct		Equity
CUBE	CubeSmart Common Shares	CommonStock		Equity
CUBI	Customers Bancorp, Inc. Voting Common Stock, $1.00 par value per share	CommonStock		Equity
CUBIpC	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
CUBIpD	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
CUBIpE	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
CUBIpF	Customers Bancorp, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
CUBS	Exchange Listed Funds Trust Asian Growth Cubs ETF	ExchangeTradedFund		Equity
CUE	Cue Biopharma Inc COM 0.001	CommonStock		Equity
CUEN	Cuentas Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CUENW	Cuentas Inc WT EXP	Warrant		Equity
CUK	Carnival plc American Depositary Shares (each representing one ordinary share)	AdrCommon		Equity
CULP	Culp, Inc. Common Stock	CommonStock		Equity
CURE	Direxion Shares ETF Trust Direxion Daily Healthcare Bull 3X Shares	ExchangeTradedFund		ETF
CURI	CuriosityStream Inc COM CL A	CommonStock		Equity
CURIW	CuriosityStream Inc WT EXP 100126	Warrant		Equity
CURO	CURO Group Holdings Corp. Common Stock	CommonStock		Equity
CUT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Global Timber ETF	ExchangeTradedFund		ETF
CUTR	Cutera Inc COM USD.001	CommonStock		Equity
CUZ	Cousins Properties Incorporated Common Stock	CommonStock		Equity
CVA	Covanta Holding Corporation Common Stock	CommonStock		Equity
CVAC	CureVac NV COM EUR0.12	CommonStock		Equity
CVBF	CVB Financial Corp COM NPV	CommonStock		Equity
CVCO	Cavco Industries Inc COM USD.01	CommonStock		Equity
CVCY	Central Valley Community Bancorp COM	CommonStock		Equity
CVE	Cenovus Energy Inc. Common Shares	CommonStock		Equity
CVE.WS	Cenovus Energy Inc. Warrants (each warrant entitles the holder to purchase one common share at an exercise price of C$6.54 per share)	Warrant	Warrants	Equity
CVEO	Civeo Corporation Common Stock	CommonStock		Equity
CVET	Covetrus Inc COM	CommonStock		Equity
CVGI	Commercial Vehicle Group Inc COM USD.01	CommonStock		Equity
CVGW	Calavo Growers Inc COM USD.001	CommonStock		Equity
CVI	CVR Energy, Inc. Common Stock	CommonStock		Equity
CVII	Churchill Capital Corp VII Class A Common Stock	CommonStock		Equity
CVII.U	Churchill Capital Corp VII Units, each consisting of one share of Class A common stock, and one-fifth of one redeemable warrant	Unit	Units	Equity
CVII.WS	Churchill Capital Corp VII Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
CVLG	Covenant Logistics Group Inc CL A COM USD.01	CommonStock		Equity
CVLT	CommVault Systems Inc COM USD.01	CommonStock		Equity
CVLY	Codorus Valley Bancorp Inc COM NPV	CommonStock		Equity
CVM	Cel-Sci Corp Common Stock	CommonStock		Equity
CVNA	Carvana Co. Class A Common Stock, $0.001 par value	CommonStock		Equity
CVR	Chicago Rivet & Machine Co Common Stock	CommonStock		Equity
CVS	CVS Health Corporation Common Stock	CommonStock		Equity
CVU	CPI Aerostructures, Inc. Common Stock Without Par Value	CommonStock		Equity
CVV	CVD Equipment Corp COM USD.01	CommonStock		Equity
CVX	Chevron Corporation Common Stock	CommonStock		Equity
CVY	Invesco Exchange-Traded Fund Trust Invesco Zacks Multi-Asset Income ETF	ExchangeTradedFund		ETF
CW	Curtiss-Wright Corporation Common Stock	CommonStock		Equity
CWB	SPDR Series Trust SPDR Bloomberg Barclays Convertible Securities ETF	ExchangeTradedFund		ETF
CWBC	Community West Bancshares COM USD2.5	CommonStock		Equity
CWBR	Cohbar Inc COM	CommonStock		Equity
CWCO	Consolidated Water Co. Ltd ORD CI1	CommonStock		Equity
CWEB	Direxion Shares ETF Trust Direxion Daily CSI China Internet Index Bull 2X Shares	ExchangeTradedFund		ETF
CWEN	Clearway Energy, Inc. Class C Common Stock, $0.01 par value	CommonStock		Equity
CWEN.A	Clearway Energy, Inc. Class A Common Stock, $0.01 par value	CommonStock	Class	Equity
CWH	Camping World Holdings, Inc. Class A common Stock	CommonStock		Equity
CWI	SPDR Index Shares Funds SPDR MSCI ACWI ex-US ETF	ExchangeTradedFund		ETF
CWK	Cushman & Wakefield plc Ordinary shares	CommonStock		Equity
CWS	AdvisorShares Trust AdvisorShares Focused Equity ETF	ExchangeTradedFund		ETF
CWST	Casella Waste Systems Inc CL A COM USD.01	CommonStock		Equity
CWT	California Water Service Group Common Stock	CommonStock		Equity
CX	CEMEX, S.A.B. de C.V. American Depositary Shares(Each representing Ten Ordinary Participation Certificates)	AdrCommon		Equity
CXDC	China XD Plastics Co Ltd COM USD.0001	CommonStock		Equity
CXDO	Crexendo Inc COM USD.001	CommonStock		Equity
CXE	MFS High Income Municipal Trust Shares of Beneficial Interest	CommonStock		Equity
CXH	MFS Investment Grade Municipal Trust Shares of Beneficial Interest	CommonStock		Equity
CXM	Sprinklr, Inc. Class A Common Stock	CommonStock		Equity
CXP	Columbia Property Trust, Inc. Common stock, $0.01 par value	CommonStock		Equity
CXSE	WisdomTree China ex-State-Owned Enterprises Fund ETF	ExchangeTradedFund		ETF
CXW	CoreCivic, Inc. Common Stock	CommonStock		Equity
CYAD	Celyad Oncology SA ADR	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
CYAN	Cyanotech Corp COM NPV	CommonStock		Equity
CYB	WisdomTree Trust WisdomTree Chinese Yuan Strategy Fund	ExchangeTradedFund		ETF
CYBE	CyberOptics Corp COM NPV	CommonStock		Equity
CYBR	CyberArk Software Ltd ORD NIS.01	CommonStock		Equity
CYCC	Cyclacel Pharmaceuticals Inc COM USD	CommonStock		Equity
CYCCP	Cyclacel Pharmaceuticals Inc PFD USD	PreferredStock		Equity
CYCN	Cyclerion Therapeutics Inc COM	CommonStock		Equity
CYD	China Yuchai International Limited Common Stock	CommonStock		Equity
CYH	Community Health Systems, Inc. Common Stock	CommonStock		Equity
CYRN	CYREN Ltd ORD NIS.05	CommonStock		Equity
CYRX	Cryoport Inc COM USD.001	CommonStock		Equity
CYT	Cyteir Therapeutics Inc COM USD.001	CommonStock		Equity
CYTH	Cyclo Therapeutics Inc CLA USD.0001	CommonStock		Equity
CYTHW	Cyclo Therapeutics Inc Wrrt	Warrant		Equity
CYTK	Cytokinetics Inc COM	CommonStock		Equity
CZA	Invesco Exchange-Traded Fund Trust Invesco Zacks Mid-Cap ETF	ExchangeTradedFund		ETF
CZNC	Citizens & Northern Corp COM USD1.0	CommonStock		Equity
CZR	Caesars Entertainment Inc COM USD.0001	CommonStock		Equity
CZWI	Citizens Community Bancorp Inc COM	CommonStock		Equity
CpJ	Citigroup Inc. Depositary Shares, Each Representing a 1/1000th Interest in a Share of 7.125% Fixed Rate/Floating Rate Noncumulative Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
CpK	Citigroup Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a Share of 6.875% Fixed Rate/Floating Rate Noncumulative Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
CpN	Citigroup Inc. 7.875% Fixed Rate/Floating Rate Trust Preferred Securities (TRUPS)	StructuredProduct	Preferred Class	Equity
D	Dominion Energy, Inc. Common Stock	CommonStock		Equity
DAC	Danaos Corporation Common Stock	CommonStock		Equity
DADA	Dada Nexus Ltd ADS	AdrCommon		Equity
DAIO	Data I/O Corp COM NPV	CommonStock		Equity
DAKT	Daktronics Inc COM NPV	CommonStock		Equity
DAL	Delta Air Lines, Inc. Common Stock	CommonStock		Equity
DALI	First Trust Exchange-Traded Fund VI ETF	ExchangeTradedFund		ETF
DALT	Anfield Capital Diversified Alternatives ETF ETF	ExchangeTradedFund		ETF
DAN	Dana Incorporated Common Stock	CommonStock		Equity
DAO	Youdao, Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
DAPP	VanEck Vectors Digital Transformation ETF ETF	ExchangeTradedFund		Equity
DAPR	FT CBOE VEST U.S. EQUITY DEEP BUFFER APRIL ETF ETF	ExchangeTradedFund		Equity
DAR	Darling Ingredients Inc. Common Stock	CommonStock		Equity
DARE	Dare Bioscience Inc COM	CommonStock		Equity
DASH	DoorDash, Inc. Class A Common Stock	CommonStock		Equity
DAUG	FT Cboe Vest US Equity Deep Buffer ETF -August ETF	ExchangeTradedFund		ETF
DAVA	Endava plc American Depositary Shares, each representing one Class A ordinary share, nominal value £0.02 per share	AdrCommon		Equity
DAWN	Day One BioPharmaceuticals Inc COM USD.0001	CommonStock		Equity
DAX	Global X DAX Germany ETF ETF	ExchangeTradedFund		ETF
DB	Deutsche Bank Aktiengesellschaft Ordinary Shares	CommonStock		Equity
DBA	Invesco DB Multi-Sector Commodity Trust Invesco DB Agriculture Fund	ExchangeTradedVehicle		ETF
DBAW	DBX ETF Trust Xtrackers MSCI All World ex US Hedged Equity ETF	ExchangeTradedFund		ETF
DBB	Invesco DB Multi-Sector Commodity Trust Invesco DB Base Metals Fund	ExchangeTradedVehicle		ETF
DBC	Invesco DB Commodity Index Tracking Fund Invesco DB Commodity Index Tracking Fund	ExchangeTradedVehicle		ETF
DBD	Diebold Nixdorf Incorporated Common Shares	CommonStock		Equity
DBDR	Roman DBDR Tech Acquisition Corp COM CL A	CommonStock		Equity
DBDRU	Roman DBDR Tech Acquisition Corp UNITS	Unit		Equity
DBDRW	Roman DBDR Tech Acquisition Corp WT EXP 103125	Warrant		Equity
DBE	Invesco DB Multi-Sector Commodity Trust Invesco DB Energy Fund	ExchangeTradedVehicle		ETF
DBEF	DBX ETF Trust Xtrackers MSCI EAFE Hedged Equity ETF	ExchangeTradedFund		ETF
DBEH	Manager Directed Portfolios iM DBi Hedge Strategy ETF	ExchangeTradedFund		ETF
DBEM	DBX ETF Trust Xtrackers MSCI Emerging Markets Hedged Equity ETF	ExchangeTradedFund		ETF
DBEU	DBX ETF Trust Xtrackers MSCI Europe Hedged Equity ETF	ExchangeTradedFund		ETF
DBEZ	DBX ETF Trust Xtrackers MSCI Eurozone Hedged Equity ETF	ExchangeTradedFund		ETF
DBGI	Digital Brands Group Inc COM	CommonStock		Equity
DBGIW	Digital Brands Group Inc Wrrt	Warrant		Equity
DBGR	DBX ETF Trust Xtrackers MSCI Germany Hedged Equity ETF	ExchangeTradedFund		ETF
DBI	Designer Brands Inc. Class A Common Stock	CommonStock		Equity
DBJA	Innovator Double Stacker 9 Buffer Etf ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
DBJP	DBX ETF Trust Xtrackers MSCI Japan Hedged Equity ETF	ExchangeTradedFund		ETF
DBL	Doubleline Opportunistic Credit Fund Common Shares, par value $.00001	CommonStock		Equity
DBLV	AdvisorShares Trust AdvisorShares DoubleLine Value Equity ETF	ExchangeTradedFund		ETF
DBMF	Manager Directed Portfolios iM DBi Managed Futures Strategy ETF	ExchangeTradedFund		ETF
DBO	Invesco DB Multi-Sector Commodity Trust Invesco DB Oil Fund	ExchangeTradedVehicle		ETF
DBOC	Innovator Double Stacker 9 Buffer ETF ETF	ExchangeTradedFund		ETF
DBP	Invesco DB Multi-Sector Commodity Trust Invesco DB Precious Metals Fund	ExchangeTradedVehicle		ETF
DBRG	DigitalBridge Group, Inc. Class A Common Stock	CommonStock		Equity
DBRGpG	DigitalBridge Group, Inc. 7.50% Series G Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBRGpH	DigitalBridge Group, Inc. 7.125% Series H Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBRGpI	DigitalBridge Group, Inc. 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBRGpJ	DigitalBridge Group, Inc. 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
DBS	Invesco DB Multi-Sector Commodity Trust Invesco DB Silver Fund	ExchangeTradedVehicle		ETF
DBTX	Decibel Therapeutics Inc COM	CommonStock		Equity
DBV	Invesco DB G10 Currency Harvest Fund Invesco DB G10 Currency Harvest Fund	ExchangeTradedVehicle		ETF
DBVT	DBV Technologies S.A. SPON ADR	CommonStock		Equity
DBX	Dropbox Inc COM CL A USD0.00001	CommonStock		Equity
DCBO	Docebo Inc COM	CommonStock		Equity
DCF	BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc. Common Stock	CommonStock		Equity
DCI	Donaldson Company, Inc. Common Stock	CommonStock		Equity
DCO	Ducommun Incorporated Common Stock	CommonStock		Equity
DCOM	Dime Community Bancshares Inc COM USD.01	CommonStock		Equity
DCOMP	Dime Community Bancshares Inc 5.50% PFD SR A	PreferredStock		Equity
DCP	DCP Midstream, LP Common Units representing limited partnership interests	CommonStock		Equity
DCPH	Deciphera Pharmaceuticals Inc COM USD .01	CommonStock		Equity
DCPpB	DCP Midstream, LP 7.875% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
DCPpC	DCP Midstream, LP 7.95% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
DCRB	Decarboniza Plus Acquisition Corp COM CL A	CommonStock		Equity
DCRBU	Decarboniza Plus Acquisition Corp UNIT	Unit		Equity
DCRBW	Decarboniza Plus Acquisition Corp WT EXP 100225	Warrant		Equity
DCRC	Decarbonization Plus Acquisition Corp III COM	CommonStock		Equity
DCRCU	Decarbonization Plus Acquisition Corp III UNITS	Unit		Equity
DCRCW	Decarbonization Plus Acquisition Corp III Wrrt	Warrant		Equity
DCRN	Decarbonization Plus Acquisition Corp II COM CL A	CommonStock		Equity
DCRNU	Decarbonization Plus Acquisition Corp II UNITS	Unit		Equity
DCRNW	Decarbonization Plus Acquisition Corp II WT EXP 011926	Warrant		Equity
DCT	Duck Creek Technologies Inc COM	CommonStock		Equity
DCTH	Delcath Systems Inc COM USD.01	CommonStock		Equity
DCUE	Dominion Energy, Inc. 2019 Series A Corporate Units	StructuredProduct		Equity
DD	DuPont de Nemours, Inc Common Stock	CommonStock		Equity
DDD	3D Systems Corporation Common Stock	CommonStock		Equity
DDEC	Ft Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		ETF
DDF	Delaware Investments Dividend & Income Fund, Inc. Common Stock	CommonStock		Equity
DDG	ProShares Trust ProShares Short Oil & Gas	ExchangeTradedFund		ETF
DDIV	First Trust Dorsey Wright Momentum & Dividend ETF ETF	ExchangeTradedFund		ETF
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund ETF	ExchangeTradedFund		ETF
DDM	ProShares Trust ProShares Ultra Dow 30	ExchangeTradedFund		ETF
DDMX	DD3 Acquisition Corp II CL A	CommonStock		Equity
DDMXU	DD3 Acquisition Corp II UNITS	Unit		Equity
DDMXW	DD3 Acquisition Corp II WT EXP 121027	Warrant		Equity
DDOG	Datadog Inc COM CL A USD0.00001	CommonStock		Equity
DDS	Dillard's Inc. Class A Common Stock	CommonStock		Equity
DDT	Dillard's Capital Trust I 7.50% Capital Securities	StructuredProduct		Equity
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund ETF	ExchangeTradedFund		ETF
DE	Deere & Company Common Stock	CommonStock		Equity
DEA	Easterly Government Properties, Inc. Common Stock	CommonStock		Equity
DECK	Deckers Outdoor Corporation Common Stock, par value $0.01 per share	CommonStock		Equity
DECZ	TrueShares Structured Outcome (December) ETF ETF	ExchangeTradedFund		ETF
DEED	First Trust Exchange-Traded Fund VIII First Trust TCW Securitized Plus ETF	ExchangeTradedFund		ETF
DEEF	DBX ETF Trust Xtrackers FTSE Developed ex US Multifactor ETF	ExchangeTradedFund		Equity
DEEP	ETF Series Solutions Roundhill Acquirers Deep Value ETF	ExchangeTradedFund		ETF
DEF	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Defensive Equity ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
DEFA	iShares Adaptive Currency Hedged MSCI EAFE ETF ETF	ExchangeTradedFund		ETF
DEFN	Protective Allocation ETF ETF	ExchangeTradedFund		ETF
DEH	D8 Holdings Corp. Class A Ordinary Shares	CommonStock		Equity
DEH.U	D8 Holdings Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
DEH.WS	D8 Holdings Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DEI	Douglas Emmett, Inc. Common Stock	CommonStock		Equity
DELL	Dell Technologies Inc. Class C Common Stock	CommonStock		Equity
DEM	WisdomTree Trust WisdomTree Emerging Markets High Dividend Fund	ExchangeTradedFund		ETF
DEMZ	Democratic Large Cap Core ETF ETF	ExchangeTradedFund		Equity
DEN	Denbury Inc. Common Stock	CommonStock		Equity
DENN	Dennys Corp COM USD.1	CommonStock		Equity
DEO	DIAGEO plc American Depositary Shares (Each representing 4 Ordinary Shares)	AdrCommon		Equity
DES	WisdomTree Trust WisdomTree U.S. SmallCap Dividend Fund	ExchangeTradedFund		ETF
DESP	Despegar.com, Corp. Ordinary shares, no par value	CommonStock		Equity
DEUS	DBX ETF Trust Xtrackers Russell US Multifactor ETF	ExchangeTradedFund		Equity
DEW	WisdomTree Trust WisdomTree Global High Dividend Fund	ExchangeTradedFund		ETF
DEX	Delaware Enhanced Global Dividend and Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
DFAC	Dimensional ETF Trust Dimensional U.S. Core Equity 2 ETF	ExchangeTradedFund		Equity
DFAE	Dimensional ETF Trust Dimensional Emerging Core Equity Market ETF	ExchangeTradedFund		ETF
DFAI	Dimensional ETF Trust Dimensional International Core Equity Market ETF	ExchangeTradedFund		ETF
DFAS	Dimensional ETF Trust Dimensional U.S. Small Cap ETF	ExchangeTradedFund		Equity
DFAT	Dimensional ETF Trust Dimensional U.S. Targeted Value ETF	ExchangeTradedFund		Equity
DFAU	Dimensional ETF Trust Dimensional US Core Equity Market ETF	ExchangeTradedFund		ETF
DFE	WisdomTree Trust WisdomTree Europe SmallCap Dividend Fund	ExchangeTradedFund		ETF
DFEB	FT Cboe Vest US Equity Deep Buffer ETF -February ETF	ExchangeTradedFund		ETF
DFEN	Direxion Shares ETF Trust Direxion Daily Aerospace & Defense Bull 3X Shares	ExchangeTradedFund		ETF
DFFN	Diffusion Pharmaceuticals Inc COM USD.001	CommonStock		Equity
DFH	Dream Finders Homes Inc COM CL A	CommonStock		Equity
DFHY	TrimTabs Donoghue Forlines Tactical High Yield ETF ETF	ExchangeTradedFund		ETF
DFIN	Donnelley Financial Solutions, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
DFJ	WisdomTree Trust WisdomTree Japan SmallCap Dividend Fund	ExchangeTradedFund		ETF
DFND	Siren DIVCON Dividend Defender ETF ETF	ExchangeTradedFund		ETF
DFNL	Davis Fundamental ETF Trust - Davis Select Financial ETF	ExchangeTradedFund		Equity
DFNS	LGL Systems Acquisition Corp. Class A Common Stock	CommonStock		Equity
DFNS.U	LGL Systems Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	Unit	Units	Equity
DFNS.WS	LGL Systems Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DFNV	TrimTabs Donoghue Forlines Risk Managed Innovation ETF ETF	ExchangeTradedFund		ETF
DFP	Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated Common Stock ($0.01 par value)	CommonStock		Equity
DFPH	DFP Healthcare Acquisitions Corp COM CL A	CommonStock		Equity
DFPHU	DFP Healthcare Acquisitions Corp UNIT	Unit		Equity
DFPHW	DFP Healthcare Acquisitions Corp WT EXP	Warrant		Equity
DFS	Discover Financial Services Common Stock	CommonStock		Equity
DFUS	Dimensional ETF Trust Dimensional U.S. Equity ETF	ExchangeTradedFund		Equity
DFVL	iPath US Treasury 5-year Bull ETN STRUCT PRODUCT	ExchangeTradedFund		ETF
DFVS	iPath US Treasury 5-year Bear ETN	ExchangeTradedFund		ETF
DG	Dollar General Corporation Common Stock	CommonStock		Equity
DGICA	Donegal Group Inc CL A	CommonStock		Equity
DGICB	Donegal Group Inc CL B COM NPV	CommonStock		Equity
DGII	Digi International Inc COM USD.01	CommonStock		Equity
DGL	Invesco DB Multi-Sector Commodity Trust Invesco DB Gold Fund	ExchangeTradedVehicle		ETF
DGLY	Digital Ally Inc COM USD.001	CommonStock		Equity
DGNR	Dragoneer Growth Opportunities Corp. Class A Ordinary Shares	CommonStock		Equity
DGNR.U	Dragoneer Growth Opportunities Corp. Units, each consisting of one Class A ordinary share, and one fifth of one redeemable warrant	Unit	Units	Equity
DGNR.WS	Dragoneer Growth Opportunities Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
DGNS	Dragoneer Growth Opportunities Corp II COM USD.0001	CommonStock		Equity
DGNU	Dragoneer Growth Opportunities Corp III COM CL A	CommonStock		Equity
DGP	Deutsche Bank AG DB Gold Double Long Exchange Traded Notes due February 15, 2038	ExchangeTradedNote		ETF
DGRE	WisdomTree Emerging Markets Quality Dividend Growth Fund ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
DGRO	iShares Trust iShares Core Dividend Growth ETF	ExchangeTradedFund		ETF
DGRS	WisdomTree U.S. SmallCap Quality Dividend Growth Fund ETF	ExchangeTradedFund		ETF
DGRW	WisdomTree U.S. Quality Dividend Growth Fund ETF	ExchangeTradedFund		ETF
DGS	WisdomTree Trust WisdomTree Emerging Markets SmallCap Dividend Fund	ExchangeTradedFund		ETF
DGT	SPDR Series Trust SPDR Global Dow ETF	ExchangeTradedFund		ETF
DGX	Quest Diagnostics Incorporated Common Stock	CommonStock		Equity
DGZ	Deutsche Bank AG DB Gold Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote		ETF
DHBC	DHB Capital Corp COM CL A	CommonStock		Equity
DHBCU	DHB Capital Corp UNITS	Unit		Equity
DHBCW	DHB Capital Corp WT EXP 031528	Warrant		Equity
DHC	Diversified Healthcare Trust COM USD.01	Fund		Equity
DHCA	DHC Acquisition Corp COM CL A	CommonStock		Equity
DHCAU	DHC Acquisition Corp UNITS	Unit		Equity
DHCAW	DHC Acquisition Corp Wrrt	Warrant		Equity
DHCNI	Diversified Healthcare Trust 5.625 Senior Notes due 2042 STRUCT PRODUCT	Unknown		Equity
DHCNL	Diversified Healthcare Trust 6.25 Senior Notes Due 2046 STRUCT PRODUCT	Unknown		Equity
DHF	BNY Mellon High Yield Strategies Fund Common Stock	CommonStock		Equity
DHHC	DiamondHead Holdings Corp CORP CL A	CommonStock		Equity
DHHCU	DiamondHead Holdings Corp UNITS	Unit		Equity
DHHCW	DiamondHead Holdings Corp WT EXP 012828	Warrant		Equity
DHI	D.R. Horton, Inc. Common Stock	CommonStock		Equity
DHIL	Diamond Hill Investment Group Inc CL A COM NPV	CommonStock		Equity
DHR	Danaher Corporation Common Stock	CommonStock		Equity
DHRpA	Danaher Corporation 4.75% Mandatory Convertible Preferred Stock, Series A, without par value	StructuredProduct	Preferred Class	Equity
DHRpB	Danaher Corporation 5.00% Mandatory Convertible Preferred Stock, Series B	StructuredProduct	Preferred Class	Equity
DHS	WisdomTree Trust WisdomTree U.S. High Dividend Fund	ExchangeTradedFund		ETF
DHT	DHT Holdings, Inc. Common stock	CommonStock		Equity
DHX	DHI Group, Inc. Common Stock	CommonStock		Equity
DHY	Credit Suisse High Yield Bond Fund Common Stock	CommonStock		Equity
DIA	SPDR Dow Jones Industrial Average ETF Trust Trust Units	ExchangeTradedFund		ETF
DIAL	Columbia ETF Trust I Columbia Diversified Fixed Income Allocation ETF	ExchangeTradedFund		ETF
DIAX	Nuveen Dow 30SM Dynamic Overwrite Fund Common Shares of Beneficial Interest	CommonStock		Equity
DIBS	1stDIBS.com Inc COM USD.01	CommonStock		Equity
DIG	ProShares Trust ProShares Ultra Oil & Gas	ExchangeTradedFund		ETF
DILAU	DILA Capital Acquisition Corp. Unit	Unit		Equity
DIM	WisdomTree Trust WisdomTree International MidCap Dividend Fund	ExchangeTradedFund		ETF
DIN	Dine Brands Global, Inc. Common Stock	CommonStock		Equity
DINT	Davis Fundamental ETF Trust-Davis Select International ETF ETF	ExchangeTradedFund		Equity
DIOD	Diodes Inc COM USD.66	CommonStock		Equity
DIS	The Walt Disney Company Common Stock	CommonStock		Equity
DISA	Disruptive Acquisition Corp I COM	CommonStock		Equity
DISAU	Disruptive Acquisition Corp I UNITS	Unit		Equity
DISAW	Disruptive Acquisition Corp I Wrrt	Warrant		Equity
DISCA	Discovery Inc CL A COM	CommonStock		Equity
DISCB	Discovery Inc CL B COM USD.01	CommonStock		Equity
DISCK	Discovery Inc CL C COM	CommonStock		Equity
DISH	DISH Network Corp CL A COM USD.01	CommonStock		Equity
DIT	AMCON Distributing Company Common Stock	CommonStock		Equity
DIV	Global X Funds Global X SuperDividend U.S. ETF	ExchangeTradedFund		ETF
DIVA	AGF Investments Trust AGFiQ Hedged Dividend Income Fund	ExchangeTradedFund		ETF
DIVB	iShares US Dividend and Buyback ETF ETF	ExchangeTradedFund		ETF
DIVO	Amplify ETF Trust Amplify CWP Enhanced Dividend Income ETF	ExchangeTradedFund		ETF
DIVS	Guinness Atkinson Funds SmartETFs Dividend Builder ETF	ExchangeTradedFund		Equity
DIVZ	Listed Funds Trust TrueShares Low Volatility Equity Income ETF	ExchangeTradedFund		Equity
DJAN	FT Cboe Vest US Equity Deep Buffer ETF - January ETF	ExchangeTradedFund		Equity
DJCB	UBS AG ETRACS Bloomberg Commodity Index Total Return ETN Series B due October 31, 2039	ExchangeTradedNote		ETF
DJCO	Daily Journal Corp COM USD.01	CommonStock		Equity
DJD	Invesco Exchange-Traded Fund Trust Invesco Dow Jones Industrial Average Dividend ETF	ExchangeTradedFund		ETF
DJP	Barclays Bank PLC iPath Bloomberg Commodity Index Total Return ETN due 6/12/2036	ExchangeTradedNote		ETF
DJUL	Ft Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		ETF
DJUN	First Trust Exchange-Traded Fund VIII - FT Cboe Vest U.S. Equity Deep Buffer ETF - June ETF	ExchangeTradedFund		ETF
DK	Delek US Holdings, Inc. Common Stock	CommonStock		Equity
DKDCA	Data Knights Acquisition Corp. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
DKDCU	Data Knights Acquisition Corp UNITS	Unit		Equity
DKDCW	Data Knights Acquisition Corp. Warrant	Warrant		Equity
DKL	Delek Logistics Partners, LP Common units representing limited partner interests	CommonStock		Equity
DKNG	DraftKings Inc COM CL A	CommonStock		Equity
DKS	Dick's Sporting Goods, Inc. Common Stock	CommonStock		Equity
DLA	Delta Apparel, Inc. Common Stock Par Value $.01	CommonStock		Equity
DLB	Dolby Laboratories, Inc. Class A Common Stock	CommonStock		Equity
DLCA	Deep Lake Capital Acquisition Corp COM CL A	CommonStock		Equity
DLCAU	Deep Lake Capital Acquisition Corp UNIT	Unit		Equity
DLCAW	Deep Lake Capital Acquisition Corp WT EXP 010426	Warrant		Equity
DLHC	DLH Holdings Corp COM USD.001	CommonStock		Equity
DLN	WisdomTree Trust WisdomTree U.S. LargeCap Dividend Fund	ExchangeTradedFund		ETF
DLNG	Dynagas LNG Partners LP Common Units	CommonStock		Equity
DLNGpA	Dynagas LNG Partners LP 9.00% Series A Cumulative Redeemable Preferred Units, liquidation preference $25.00 per Unit	PreferredStock	Preferred Class	Equity
DLNGpB	Dynagas LNG Partners LP 8.75% Series B Fixed to Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
DLO	DLocal Ltd COM CL A	CommonStock		Equity
DLPN	Dolphin Entertainment Inc COM USD.001	CommonStock		Equity
DLR	Digital Realty Trust, Inc. Common Stock	CommonStock		Equity
DLRpJ	Digital Realty Trust, Inc. 5.250% Series J Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DLRpK	Digital Realty Trust, Inc. 5.850% Series K Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DLRpL	Digital Realty Trust, Inc. 5.200% Series L Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DLS	WisdomTree Trust WisdomTree International SmallCap Dividend Fund	ExchangeTradedFund		ETF
DLTH	Duluth Holdings Inc CL B COM NPV	CommonStock		Equity
DLTR	Dollar Tree Inc COM USD.01	CommonStock		Equity
DLX	Deluxe Corporation Common Stock	CommonStock		Equity
DLY	DoubleLine Yield Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
DM	Desktop Metal, Inc. Class A Common Stock	CommonStock		Equity
DMAC	DiaMedica Therapeutics Inc COM NPV	CommonStock		Equity
DMAR	FT CBOE Vest US Equity Deep Buffer ETF ETF	ExchangeTradedFund		Equity
DMAY	Ft Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		ETF
DMB	BNY Mellon Municipal Bond Infrastructure Fund, Inc. Common Stock	CommonStock		Equity
DMCY	The Advisors Inner Circle Fund III Democracy International Fund	ExchangeTradedFund		Equity
DMDV	ETF Series Solutions AAM S&P Developed Markets High Dividend Value ETF	ExchangeTradedFund		ETF
DMF	BNY Mellon Municipal Income Inc. Common Stock	CommonStock		Equity
DMLP	Dorchester Minerals LP LP DEP UNTS NPV	CommonStock		Equity
DMO	Western Asset Mortgage Opportunity Fund Inc. Common Stock	CommonStock		Equity
DMRC	Digimarc Corp COM USD.001	CommonStock		Equity
DMRE	Transamerica ETF Trust DeltaShares S&P EM 100 & Managed Risk ETF	ExchangeTradedFund		ETF
DMRI	Transamerica ETF Trust DeltaShares S&P International Managed Risk ETF	ExchangeTradedFund		ETF
DMRL	Transamerica ETF Trust DeltaShares S&P 500 Managed Risk ETF	ExchangeTradedFund		ETF
DMRM	Transamerica ETF Trust DeltaShares S&P 400 Managed Risk ETF	ExchangeTradedFund		ETF
DMRS	Transamerica ETF Trust DeltaShares S&P 600 Managed Risk ETF	ExchangeTradedFund		ETF
DMS	Digital Media Solutions, Inc. Class A Ordinary Shares	CommonStock		Equity
DMS.WS	Digital Media Solutions, Inc. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
DMTK	DermTech Inc COM	CommonStock		Equity
DMXF	iShares ESG Advanced MSCI EAFE ETF ETF	ExchangeTradedFund		ETF
DMYI	dMY Technology Group, Inc. III Class A Common Stock	CommonStock		Equity
DMYI.U	dMY Technology Group, Inc. III Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
DMYI.WS	dMY Technology Group, Inc. III Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DMYQ	dMY Technology Group, Inc. IV Class A Common Stock	CommonStock		Equity
DMYQ.U	dMY Technology Group, Inc. IV Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
DMYQ.WS	dMY Technology Group, Inc. IV Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
DNAY	Codex DNA Inc COM USD.0001	CommonStock		Equity
DNB	Dun & Bradstreet Holdings, Inc. Common Stock	CommonStock		Equity
DNL	WisdomTree Trust WisdomTree Global ex-US Quality Dividend Growth Fund	ExchangeTradedFund		ETF
DNLI	Denali Therapeutics Inc COM	CommonStock		Equity
DNMR	Danimer Scientific, Inc. Class A Common Stock	CommonStock		Equity
DNN	Denison Mines Corp Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
DNOV	FT Cboe Vest US Equity Deep Buffer ETF -November ETF	ExchangeTradedFund		ETF
DNOW	NOW Inc. Common Stock	CommonStock		Equity
DNP	DNP Select Income Fund Inc. Common Stock	CommonStock		Equity
DNZ	D and Z Media Acquisition Corp. Class A Common Stock	CommonStock		Equity
DNZ.U	D and Z Media Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	Unit	Units	Equity
DNZ.WS	D and Z Media Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
DOC	Physicians Realty Trust Common Shares of Beneficial Interest, $0.01 par value per share	CommonStock		Equity
DOCN	DigitalOcean Holdings, Inc. Common Stock	CommonStock		Equity
DOCS	Doximity, Inc. Class A Common Stock	CommonStock		Equity
DOCT	FT Cboe Vest U.S. Equity Deep Buffer ETF - October ETF	ExchangeTradedFund		ETF
DOCU	DocuSign Inc. COM USD0.0001	CommonStock		Equity
DOG	ProShares Trust ProShares Short Dow 30	ExchangeTradedFund		ETF
DOGZ	Dogness (International) Corp COM USD.002 CL A	CommonStock		Equity
DOL	WisdomTree Trust WisdomTree International LargeCap Dividend Fund	ExchangeTradedFund		ETF
DOMO	Domo Inc COM	CommonStock		Equity
DON	WisdomTree Trust WisdomTree U.S. MidCap Dividend Fund	ExchangeTradedFund		ETF
DOO	WisdomTree Trust WisdomTree International Dividend Ex-Financials Fund	ExchangeTradedFund		ETF
DOOO	BRP Inc SUB VTG NPV	CommonStock		Equity
DOOR	Masonite International Corporation Common shares	CommonStock		Equity
DORM	Dorman Products Inc COM USD.01	CommonStock		Equity
DOV	Dover Corporation Common Stock	CommonStock		Equity
DOW	Dow Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
DOX	Amdocs Ltd ORD GBP.01	CommonStock		Equity
DOYU	Douyu International Holdings Ltd ADS	AdrCommon		Equity
DPG	Duff & Phelps Utility and Infrastructure Fund Inc. Common Stock	CommonStock		Equity
DPST	Direxion Shares ETF Trust Direxion Daily Regional Banks Bull 3X Shares	ExchangeTradedFund		ETF
DPW	Ault Global Holdings, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
DPZ	Domino's Pizza, Inc. Common Stock	CommonStock		Equity
DQ	Daqo New Energy Corp. American Depositary Shares (each representing 5 Ordinary Shares)	AdrCommon		Equity
DRD	DRDGOLD Limited American Depositary Shares (Each representing ten Ordinary Shares, no par value)	AdrCommon		Equity
DRE	Duke Realty Corporation Common Stock	CommonStock		Equity
DRH	DiamondRock Hospitality Company Common Stock	CommonStock		Equity
DRHpA	DiamondRock Hospitality Company 8.250% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DRI	Darden Restaurants, Inc. Common Stock	CommonStock		Equity
DRIO	DarioHealth Corp COM	CommonStock		Equity
DRIP	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 2X Shares	ExchangeTradedFund		ETF
DRIV	Global X Funds - Global X Electric Vehicles & Autonomous Vechiles ETF ETF	ExchangeTradedFund		ETF
DRN	Direxion Shares ETF Trust Direxion Daily MSCI Real Estate Bull 3X Shares	ExchangeTradedFund		ETF
DRNA	Dicerna Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
DRQ	Dril-Quip, Inc. Common Stock	CommonStock		Equity
DRRX	Durect Corp COM USD.001	CommonStock		Equity
DRSK	ETF Series Solutions - Aptus Defined Risk ETF ETF	ExchangeTradedFund		ETF
DRTT	DIRTT Environmental Solutions Ltd COM	CommonStock		Equity
DRUA	Dominion Energy, Inc. 2016 Series A 5.25% Enhanced Junior Subordinated Notes due 2076	StructuredProduct		Equity
DRV	Direxion Shares ETF Trust Direxion Daily MSCI Real Estate Bear 3X Shares	ExchangeTradedFund		ETF
DRVN	Driven Brands Holdings Inc COM	CommonStock		Equity
DRW	WisdomTree Trust WisdomTree Global ex-US Real Estate Fund	ExchangeTradedFund		ETF
DS	Drive Shack Inc. Common Stock	CommonStock		Equity
DSAC	Duddell Street Acquisition Corp COM CL A	CommonStock		Equity
DSACU	Duddell Street Acquisition Corp UNIT	Unit		Equity
DSACW	Duddell Street Acquisition Corp WARRANTS	Warrant		Equity
DSEP	FT Cboe Vest U.S. Equity Deep Buffer ETF ETF	ExchangeTradedFund		ETF
DSEY	Diversey Holdings Ltd ORD SHS	CommonStock		Equity
DSGN	Design Therapeutics Inc COM	CommonStock		Equity
DSGX	Descartes Systems Group Inc (The) COM NPV	CommonStock		Equity
DSI	iShares Trust iShares MSCI KLD 400 Social ETF	ExchangeTradedFund		ETF
DSJA	Innovator Double Stacker ETF ETF	ExchangeTradedFund		Equity
DSKE	Daseke Inc COM USD.0001	CommonStock		Equity
DSKEW	Daseke Inc WT EXP 022722	Warrant		Equity
DSL	DoubleLine Income Solutions Fund Common Shares, $.00001 par value	CommonStock		Equity
DSM	BNY Mellon Strategic Municipal Bond Fund, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
DSOC	Innovator Double Stacker ETF ETF	ExchangeTradedFund		ETF
DSP	Viant Technology Inc COM	CommonStock		Equity
DSPC	Collaborative Investment Series Trust The De-SPAC ETF	ExchangeTradedFund		Equity
DSPG	DSP Group Inc COM USD.001	CommonStock		Equity
DSS	Document Security Systems Inc Common Stock	CommonStock		Equity
DSSI	Diamond S Shipping Inc. Common Shares	CommonStock		Equity
DSTL	ETF Series Solutions Distillate U.S. Fundamental Stability & Value ETF	ExchangeTradedFund		ETF
DSTX	ETF Series Solutions Distillate International Fundamental Stability & Value ETF	ExchangeTradedFund		ETF
DSU	BlackRock Debt Strategies Fund, Inc. Common Stock	CommonStock		Equity
DSWL	Deswell Industries Inc COM USD.01	CommonStock		Equity
DSX	Diana Shipping Inc. Common Stock	CommonStock		Equity
DSXpB	Diana Shipping Inc. 8.875% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
DSpB	Drive Shack Inc. Series B 9.75% Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DSpC	Drive Shack Inc. 8.05% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DSpD	Drive Shack Inc. 8.375% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DT	Dynatrace, Inc. Common Stock	CommonStock		Equity
DTB	DTE Energy Company 2020 Series G 4.375% Junior Subordinated Debentures due 2080	StructuredProduct		Equity
DTD	WisdomTree Trust WisdomTree U.S. Total Dividend Fund	ExchangeTradedFund		ETF
DTE	DTE Energy Company Common Stock	CommonStock		Equity
DTEA	DAVIDsTEA Inc COM NPV	CommonStock		Equity
DTEC	ALPS ETF Trust ALPS Disruptive Technologies ETF	ExchangeTradedFund		Equity
DTF	DTF Tax-Free Income Inc. Common Stock	CommonStock		Equity
DTH	WisdomTree Trust WisdomTree International High Dividend Fund	ExchangeTradedFund		ETF
DTIL	Precision BioSciences Inc COM CL A	CommonStock		Equity
DTJ	DTE Energy Company 2016 Series B 5.375% Junior Subordinated Debentures due 2076	StructuredProduct		Equity
DTLAp	Brookfield DTLA Fund Office Trust Investor Inc. 7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value	PreferredStock	Preferred	Equity
DTN	WisdomTree Trust WisdomTree U.S.Dividend Ex-Financials Fund	ExchangeTradedFund		ETF
DTOC	Digital Transformation Opportunities Corp COM CL A	CommonStock		Equity
DTOCU	Digital Transformation Opportunities Corp UNITS	Unit		Equity
DTOCW	Digital Transformation Opportunities Corp WT EXP 033128	Warrant		Equity
DTOX	Amplify ETF Trust Amplify Cleaner Living ETF	ExchangeTradedFund		Equity
DTP	DTE Energy Company 6.25% Corporate Units	StructuredProduct		Equity
DTSS	Datasea Inc COM USD.001	CommonStock		Equity
DTST	Data Storage Corp COM USD0.001	CommonStock		Equity
DTSTW	Data Storage Corp WT EXP 051326	Warrant		Equity
DTW	DTE Energy Company 2017 Series E 5.25% Junior Subordinated Debentures due 2077	StructuredProduct		Equity
DTY	DTE Energy Company 2016 Series F 6.00% Junior Subordinated Debentures due 2076	StructuredProduct		Equity
DUDE	Merlyn.AI Sectorsurfer Momentum ETF ETF	ExchangeTradedFund		Equity
DUG	ProShares Trust ProShares UltraShort Oil & Gas	ExchangeTradedFund		ETF
DUK	Duke Energy Corporation Common Stock	CommonStock		Equity
DUKB	Duke Energy Corporation 5.625% Junior Subordinated Debentures due September 2078	StructuredProduct		Equity
DUKH	Duke Energy Corporation 5.125% Junior Subordinated Debentures due January 15, 2073	StructuredProduct		Equity
DUKpA	Duke Energy Corporation Depositary Shares, each representing a 1/1,000th interest in a share of 5.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share	PreferredStock	Preferred Class	Equity
DUNE	Dune Acquisition Corp COM	CommonStock		Equity
DUNEU	Dune Acquisition Corp UNIT	Unit		Equity
DUNEW	Dune Acquisition Corp WRRTS 10/29/27	Warrant		Equity
DUO	Fangdd Network Group Ltd ADS	AdrCommon		Equity
DUOT	Duos Technologies Group Inc COM	CommonStock		Equity
DURA	Vaneck Vectors ETF Trust - Morningstar Durable Dividend ETF ETF	ExchangeTradedFund		ETF
DUSA	Davis Fundamental ETF Trust- Davis Select U.S. Equity ETF ETF	ExchangeTradedFund		Equity
DUSL	Direxion Shares ETF Trust Direxion Daily Industrials Bull 3X Shares	ExchangeTradedFund		ETF
DUST	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bear 2X Shares	ExchangeTradedFund		ETF
DV	DoubleVerify Holdings, Inc. Common Stock	CommonStock		Equity
DVA	DaVita Inc. Common Stock	CommonStock		Equity
DVAX	Dynavax Technologies Corp COM USD.001	CommonStock		Equity
DVD	Dover Motorsports, Inc. Common Stock	CommonStock		Equity
DVLU	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Value ETF ETF	ExchangeTradedFund		ETF
DVN	Devon Energy Corporation Common Stock	CommonStock		Equity
DVOL	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Low Volatility ETF ETF	ExchangeTradedFund		ETF
DVY	iShares Select Dividend ETF DJ SEL DIV INX	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
DVYA	iShares Inc. iShares Asia/Pacific Dividend ETF	ExchangeTradedFund		ETF
DVYE	iShares Inc. iShares Emerging Markets Dividend ETF	ExchangeTradedFund		ETF
DWAS	Invesco Exchange-Traded Fund Trust II Invesco DWA SmallCap Momentum ETF ETF	ExchangeTradedFund		ETF
DWAT	Arrow Investments Trust Arrow DWA Tactical ETF ETF	ExchangeTradedFund		ETF
DWAW	AdvisorShares Dorsey Wright FSM All Cap World ETF ETF	ExchangeTradedFund		ETF
DWCR	Arrow Investments Trust - Arrow DWA Country Rotation ETF ETF	ExchangeTradedFund		ETF
DWEQ	AdvisorShares Dorsey Wright Alpha Equal Weight ETF ETF	ExchangeTradedFund		ETF
DWIN	Delwinds Insurance Acquisition Corp. Class A Common Stock	CommonStock		Equity
DWIN.U	Delwinds Insurance Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
DWIN.WS	Delwinds Insurance Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
DWLD	Davis Fundamental ETF Trust-Davis Select Worldwide ETF ETF	ExchangeTradedFund		Equity
DWM	WisdomTree Trust WisdomTree International Equity Fund	ExchangeTradedFund		ETF
DWMC	AdvisorShares Trust - AdvisorShares Dorsey Wright Micro Cap Etf ETF	ExchangeTradedFund		ETF
DWMF	WisdomTree Trust WisdomTree International Multifactor Fund	ExchangeTradedFund		ETF
DWPP	First Trust Dorsey Wright People's Portfolio ETF ETF	ExchangeTradedFund		ETF
DWSH	AdvisorShares Trust - AdvisorShares Dorsey Wright short etf ETF	ExchangeTradedFund		ETF
DWSN	Dawson Geophysical Co COM USD.3333	CommonStock		Equity
DWUS	AdvisorShares Dorsey Wright FSM US Core ETF ETF	ExchangeTradedFund		ETF
DWX	SPDR Index Shares Funds SPDR S&P International Dividend ETF	ExchangeTradedFund		ETF
DX	Dynex Capital, Inc. Common Stock	CommonStock		Equity
DXC	DXC Technology Company Common Stock	CommonStock		Equity
DXCM	DexCom Inc COM USD.001	CommonStock		Equity
DXD	ProShares Trust ProShares UltraShort Dow 30	ExchangeTradedFund		ETF
DXF	Dunxin Financial Holdings Limited American Depositary Shares each representing forty-eight ordinary shares	AdrCommon		Equity
DXGE	WisdomTree Germany Hedged Equity Fund ETF	ExchangeTradedFund		ETF
DXJ	WisdomTree Trust WisdomTree Japan Hedged Equity Fund	ExchangeTradedFund		ETF
DXJS	WisdomTree Japan Hedged SmallCap Equity Fund ETF	ExchangeTradedFund		ETF
DXPE	DXP Enterprises Inc COM USD.01	CommonStock		Equity
DXR	Daxor Corp Common Stock	CommonStock		Equity
DXYN	Dixie Group Inc (The) COM USD3	CommonStock		Equity
DXpC	Dynex Capital, Inc. 6.900% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
DY	Dycom Industries, Inc. Common Stock	CommonStock		Equity
DYAI	Dyadic International Inc COM USD.001	CommonStock		Equity
DYFN	Angel Oak Dynamic Financial Strategies Income Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
DYHG	Direxion Shares ETF Trust Direxion Dynamic Hedge ETF	ExchangeTradedFund		ETF
DYN	Dyne Therapeutics Inc COM USD.0001	CommonStock		Equity
DYNF	BlackRock ETF Trust BlackRock U.S. Equity Factor Rotation ETF	ExchangeTradedFund		ETF
DYNS	Dynamics Special Purpose Corp COM USD.0001	CommonStock		Equity
DYNT	Dynatronics Corp COM NPV	CommonStock		Equity
DZSI	DASAN Zhone Solutions Inc COM	CommonStock		Equity
DZZ	Deutsche Bank AG DB Gold Double Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote		ETF
E	ENI S.p.A. American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
EA	Electronic Arts Inc COM USD.01	CommonStock		Equity
EAC	Edify Acquisition Corp COM CL A	CommonStock		Equity
EACPU	Edify Acquisition Corp UNITS	Unit		Equity
EACPW	Edify Acquisition Corp WT EXP 112525	Warrant		Equity
EAD	Wells Fargo Income Opportunities Fund Common Shares	CommonStock		Equity
EAF	GrafTech International Ltd. Common stock, par value $0.01 per share	CommonStock		Equity
EAGG	iShares Trust iShares ESG Aware U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
EAI	Entergy Corporation First Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct		Equity
EAOA	Ishares Esg Aware Aggressive Allocation ETF ETF	ExchangeTradedFund		ETF
EAOK	ISHARES ESG AWARE CONSERVATIVE ALLOCATION ETF ETF	ExchangeTradedFund		ETF
EAOM	ISHARES ESG AWARE MODERATE ALLOCATION ETF ETF	ExchangeTradedFund		ETF
EAOR	ISHARES ESG AWARE GROWTH ALLOCATION ETF ETF	ExchangeTradedFund		ETF
EAPR	Innovator ETFs Trust Innovator MSCI Emerging Markets Power Buffer ETF-April	ExchangeTradedFund		Equity
EAR	Eargo Inc COM USD.0001	CommonStock		Equity
EARN	Ellington Residential Mortgage REIT Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EARS	Auris Medical Holding Ltd ORD CHF0.4	CommonStock		Equity
EASG	DBX ETF Trust Xtrackers MSCI EAFE ESG Leaders Equity ETF	ExchangeTradedFund		ETF
EAST	Eastside Distilling Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EAT	Brinker International, Inc. Common Stock	CommonStock		Equity
EATZ	AdvisorShares Trust AdvisorShares Restaurant ETF	ExchangeTradedFund		Equity
EB	Eventbrite, Inc. Class A Common Stock, $0.00001 par value per share	CommonStock		Equity
EBAC	European Biotech Acquisition Corp COM CL A	CommonStock		Equity
EBACU	European Biotech Acquisition Corp UNITS	Unit		Equity
EBACW	European Biotech Acquisition Corp WT EXP 030626	Warrant		Equity
EBAY	eBay Inc. COM USD.001	CommonStock		Equity
EBC	Eastern Bankshares Inc COM	CommonStock		Equity
EBET	Esports Technologies Inc COM	CommonStock		Equity
EBF	Ennis, Inc. Common Stock	CommonStock		Equity
EBIX	Ebix Inc COM USD.1	CommonStock		Equity
EBIZ	Global X Funds - Global X E-commerce ETF ETF	ExchangeTradedFund		ETF
EBLU	Managed Portfolio Series Ecofin Global Water ESG Fund	ExchangeTradedFund		ETF
EBMT	Eagle Bancorp Montana Inc COM USD.01	CommonStock		Equity
EBND	SPDR Series Trust SPDR Bloomberg Barclays Emerging Markets Local Bond ETF	ExchangeTradedFund		ETF
EBON	Ebang International Holdings Inc COM CL A	CommonStock		Equity
EBR	Centrais Elétricas Brasileiras S.A.- Eletrobrás American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
EBR.B	Centrais Elétricas Brasileiras S.A.- Eletrobrás American Depositary Shares (Each representing one Preferred Share)	AdrPreferred	Class	Equity
EBS	Emergent BioSolutions Inc. Common Stock	CommonStock		Equity
EBSB	Meridian Bancorp Inc COM NPV	CommonStock		Equity
EBTC	Enterprise Bancorp Inc/MA COM	CommonStock		Equity
EC	Ecopetrol S.A American Depositary Shares, (Each representing the right to receive 20 Common Shares)	AdrCommon		Equity
ECC	Eagle Point Credit Company Inc. Shares of Common Stock	CommonStock		Equity
ECCB	Eagle Point Credit Company Inc. 7.75% Series B Term Preferred Stock due 2026	StructuredProduct		Equity
ECCC	Eagle Point Credit Company Inc. 6.50% Series C Term Preferred Stock due 2031	StructuredProduct		Equity
ECCW	Eagle Point Credit Company Inc. 6.75% Notes due 2031	StructuredProduct		Equity
ECCX	Eagle Point Credit Company Inc. 6.6875% Notes due 2028	StructuredProduct		Equity
ECCY	Eagle Point Credit Company Inc. 6.75% Notes due 2027	StructuredProduct		Equity
ECF	Ellsworth Growth and Income Fund Ltd. Common Stock	CommonStock		Equity
ECFpA	Ellsworth Growth and Income Fund Ltd. 5.25% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
ECH	iShares MSCI Chile ETF ETF	ExchangeTradedFund		ETF
ECHO	Echo Global Logistics Inc COM USD.01	CommonStock		Equity
ECL	Ecolab Inc. Common Stock	CommonStock		Equity
ECLN	First Trust Exchange-Traded Fund IV First Trust EIP Carbon Impact ETF	ExchangeTradedFund		ETF
ECNS	iShares Trust iShares MSCI China Small-Cap ETF	ExchangeTradedFund		ETF
ECOL	US Ecology Inc COM NPV	CommonStock		Equity
ECOLW	US Ecology Inc WT EXP 101723	Warrant		Equity
ECOM	ChannelAdvisor Corporation Common Stock, $0.001 par value per share	CommonStock		Equity
ECON	Columbia ETF Trust II Columbia Emerging Markets Consumer ETF	ExchangeTradedFund		ETF
ECOR	ElectroCore Inc COM	CommonStock		Equity
ECOW	Pacer Funds Trust - Pacer US Small Cap Cash Cows 100 ETF ETF	ExchangeTradedFund		ETF
ECOZ	Listed Funds Trust TrueShares ESG Active Opportunities ETF	ExchangeTradedFund		ETF
ECPG	Encore Capital Group Inc COM USD.01	CommonStock		Equity
ED	Consolidated Edison, Inc. Common Stock	CommonStock		Equity
EDAP	EDAP TMS SA SPON ADR	AdrCommon		Equity
EDC	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bull 3X Shares	ExchangeTradedFund		ETF
EDD	Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. Common Stock	CommonStock		Equity
EDEN	iShares MSCI Denmark ETF ETF	ExchangeTradedFund		ETF
EDF	Stone Harbor Emerging Markets Income Fund Common Stock, $0.00001 par value	CommonStock		Equity
EDI	Stone Harbor Emerging Markets Total Income Fund Common Shares,	CommonStock		Equity
EDIT	Editas Medicine Inc COM USD.0001	CommonStock		Equity
EDIV	SPDR Index Shares Funds SPDR S&P Emerging Markets Dividend ETF	ExchangeTradedFund		ETF
EDN	Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) American Depositary Shares (Each representing 20 Class B Common Shares)	AdrCommon		Equity
EDOC	Global X Telemedicine & Digital Health ETF ETF	ExchangeTradedFund		ETF
EDOG	ALPS ETF Trust ALPS Emerging Sector Dividend Dogs ETF	ExchangeTradedFund		ETF
EDOW	First Trust Exchange-Traded Fund First Trust Dow 30 Equal Weight ETF	ExchangeTradedFund		ETF
EDR	Endeavor Group Holdings, Inc. Class A Common Stock	CommonStock		Equity
EDRY	EuroDry Ltd COM	CommonStock		Equity
EDSA	Edesa Biotech Inc COM	CommonStock		Equity
EDTK	Skillful Craftsman Education Technology Limited COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EDTX	EdtechX Holdings Acquisition Corp II COM CL A	CommonStock		Equity
EDTXU	EdtechX Holdings Acquisition Corp II UNITS	Unit		Equity
EDTXW	EdtechX Holdings Acquisition Corp II WT EXP 061527	Warrant		Equity
EDU	New Oriental Education & Technology Group Inc. American Depositary Shares (each representing one common shares)	AdrCommon		Equity
EDUC	Educational Development Corp COM USD.2	CommonStock		Equity
EDUT	Global X Education ETF ETF	ExchangeTradedFund		ETF
EDV	Vanguard World Funds Vanguard Extended Duration Treasury ETF	ExchangeTradedFund		ETF
EDZ	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bear 3X Shares	ExchangeTradedFund		ETF
EEA	The European Equity Fund, Inc. Common Stock	CommonStock		Equity
EEFT	Euronet Worldwide Inc COM USD.02	CommonStock		Equity
EEH	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the SPECTRUM Large Cap U.S. Sector Momentum Index Total Return	ExchangeTradedNote		ETF
EEIQ	Elite Education Group International Ltd ORD SHS	CommonStock		Equity
EELV	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Low Volatility ETF	ExchangeTradedFund		ETF
EEM	iShares Inc. iShares MSCI Emerging Markets ETF	ExchangeTradedFund		ETF
EEMA	iShares MSCI Emerging Markets Asia ETF ETF	ExchangeTradedFund		ETF
EEMD	ETF Series Solutions AAM S&P Emerging Markets High Dividend Value ETF	ExchangeTradedFund		ETF
EEMO	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Momentum ETF	ExchangeTradedFund		ETF
EEMS	iShares Inc. iShares MSCI Emerging Markets Small-Cap ETF	ExchangeTradedFund		ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF ETF	ExchangeTradedFund		ETF
EEMX	SPDR Index Shares Funds SPDR MSCI Emerging Markets Fossil Fuel Reserves Free ETF	ExchangeTradedFund		ETF
EES	WisdomTree Trust WisdomTree U.S. SmallCap Fund	ExchangeTradedFund		ETF
EET	ProShares Trust ProShares Ultra MSCI Emerging Markets	ExchangeTradedFund		ETF
EEV	ProShares Trust ProShares UltraShort MSCI Emerging Markets	ExchangeTradedFund		ETF
EEX	Emerald Holding, Inc. Common Stock	CommonStock		Equity
EFA	iShares Trust iShares MSCI EAFE ETF	ExchangeTradedFund		ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF ETF	ExchangeTradedFund		ETF
EFAS	Global X MSCI SuperDividend EAFE ETF ETF	ExchangeTradedFund		ETF
EFAV	iShares MSCI EAFE Min Vol Factor ETF ETF	ExchangeTradedFund		ETF
EFAX	SPDR Index Shares Funds SPDR MSCI EAFE Fossil Fuel Reserves Free ETF	ExchangeTradedFund		ETF
EFC	Ellington Financial Inc. Common Stock	CommonStock		Equity
EFCpA	Ellington Financial Inc. 6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
EFG	iShares MSCI EAFE Growth ETF MSCI GRW IDX	ExchangeTradedFund		ETF
EFIV	SPDR Series Trust SPDR S&P 500 ESG ETF	ExchangeTradedFund		ETF
EFIX	First Trust Exchange-Traded Fund VIII First Trust TCW Emerging Markets Debt ETF	ExchangeTradedFund		Equity
EFL	Eaton Vance Floating-Rate 2022 Target Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
EFNL	iShares MSCI Finland ETF ETF	ExchangeTradedFund		ETF
EFO	ProShares Trust ProShares Ultra MSCI EAFE	ExchangeTradedFund		ETF
EFOI	Energy Focus Inc COM NPV	CommonStock		Equity
EFR	Eaton Vance Senior Floating-Rate Trust Common Shares of Beneficial Interest	CommonStock		Equity
EFSC	Enterprise Financial Services Corp COM USD.01	CommonStock		Equity
EFT	Eaton Vance Floating-Rate Income Trust Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EFU	ProShares Trust ProShares UltraShort MSCI EAFE	ExchangeTradedFund		ETF
EFV	iShares MSCI EAFE Value ETF MSCI VAL IDX	ExchangeTradedFund		ETF
EFX	Equifax Inc. Common Stock	CommonStock		Equity
EFZ	ProShares Trust ProShares Short MSCI EAFE	ExchangeTradedFund		ETF
EGAN	eGain Corp COM USD.001	CommonStock		Equity
EGBN	Eagle Bancorp Inc COM USD.01	CommonStock		Equity
EGF	BlackRock Enhanced Government Fund, Inc. Common Stock	CommonStock		Equity
EGGF.U	EG Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
EGHT	8x8, Inc. Common Stock, par value $0.001	CommonStock		Equity
EGIS	2ndVote Society Defended ETF ETF	ExchangeTradedFund		ETF
EGLE	Eagle Bulk Shipping Inc NEW COM USD.01	CommonStock		Equity
EGLX	Enthusiast Gaming Holdings Inc COM	CommonStock		Equity
EGO	Eldorado Gold Corporation Common Shares	CommonStock		Equity
EGP	EastGroup Properties Inc. Common Stock	CommonStock		Equity
EGPT	VanEck Vectors ETF Trust VanEck Vectors Egypt Index ETF	ExchangeTradedFund		ETF
EGRX	Eagle Pharmaceuticals Inc COM USD.001	CommonStock		Equity
EGY	VAALCO Energy, Inc. Common Stock	CommonStock		Equity
EH	Ehang Holdings Ltd ADS	AdrCommon		Equity
EHC	Encompass Health Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EHI	Western Asset Global High Income Fund Inc. Common Stock	CommonStock		Equity
EHT	Eaton Vance 2021 Target Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
EHTH	eHealth Inc COM USD.001	CommonStock		Equity
EIC	Eagle Point Income Company Inc. Common Stock	CommonStock		Equity
EIDO	iShares Trust iShares MSCI Indonesia ETF	ExchangeTradedFund		ETF
EIG	Employers Holdings, Inc. Common Stock	CommonStock		Equity
EIGR	Eiger BioPharmaceuticals Inc COM USD.0001	CommonStock		Equity
EIM	Eaton Vance Municipal Bond Fund Common Shares of Beneficial Interest	CommonStock		Equity
EINC	VanEck Vectors ETF Trust VanEck Vectors Energy Income ETF	ExchangeTradedFund		ETF
EIRL	iShares Trust iShares MSCI Ireland ETF	ExchangeTradedFund		ETF
EIS	iShares Inc. iShares MSCI Israel ETF	ExchangeTradedFund		ETF
EIX	Edison International Common Stock	CommonStock		Equity
EJAN	Innovator ETFs Trust Innovator MSCI Emerging Markets Power Buffer ETF - January	ExchangeTradedFund		ETF
EJFA	EJF Acquisition Corp COM CL A	CommonStock		Equity
EJFAU	EJF Acquisition Corp UNITS	Unit		Equity
EJFAW	EJF Acquisition Corp WTS	Warrant		Equity
EJH	E-Home Household Service Holdings Ltd ORD USD0.0001	CommonStock		Equity
EJUL	Innovator ETFs Trust Innovator MSCI Emerging Markets Power Buffer ETF - July	ExchangeTradedFund		ETF
EKAR	Exchange Traded Concepts Trust Capital Link NextGen Vehicles & Technology ETF	ExchangeTradedFund		ETF
EKSO	Ekso Bionics Holdings Inc COM	CommonStock		Equity
EL	The Estee Lauder Companies Inc. Class A Common Stock	CommonStock		Equity
ELA	Envela Corporation Common Stock	CommonStock		Equity
ELAN	Elanco Animal Health Incorporated Common Stock	CommonStock		Equity
ELAT	Elanco Animal Health Incorporated 5.00% Tangible Equity Units	StructuredProduct		Equity
ELC	Entergy Corporation Collateral Trust Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct		Equity
ELD	WisdomTree Trust WisdomTree Emerging Markets Local Debt Fund	ExchangeTradedFund		ETF
ELDN	Eledon Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ELF	e.l.f. Beauty, Inc. Common Stock	CommonStock		Equity
ELLO	Ellomay Capital Ltd. Ordinary shares	CommonStock		Equity
ELMD	Electromed Inc. Common Stock	CommonStock		Equity
ELOX	Eloxx Pharmaceuticals Inc COM	CommonStock		Equity
ELP	Companhia Paranaense de Energia - COPEL American Depositary Shares (each representing one Unit consisting one Common Share and four non-voting Class B Preferred Shares)	AdrCommon		Equity
ELS	Equity Lifestyle Properties, Inc. Common Stock	CommonStock		Equity
ELSE	Electro-Sensors Inc COM USD.1	CommonStock		Equity
ELTK	Eltek Ltd ORD NIS.6	CommonStock		Equity
ELVT	Elevate Credit, Inc. Common Stock	CommonStock		Equity
ELY	Callaway Golf Company Common Stock	CommonStock		Equity
ELYS	ELYS GAME TECHNOLOGY CORP COM	CommonStock		Equity
EM	Smart Share Global Limited ADS	AdrCommon		Equity
EMAG	VanEck Vectors ETF Trust VanEck Vectors Emerging Markets Aggregate Bond ETF	ExchangeTradedFund		ETF
EMAN	eMagin Corporation Common Stock	CommonStock		Equity
EMB	iShares JPMorgan USD Emerging Markets Bond Fund JPM USD EMG MKT	ExchangeTradedFund		ETF
EMBD	Global X Funds Global X Emerging Markets Bond ETF	ExchangeTradedFund		ETF
EMBH	iShares U.S. ETF Trust iShares Interest Rate Hedged Emerging Markets Bond ETF	ExchangeTradedFund		ETF
EMCB	WisdomTree Emerging Markets Corporate Bond Fund ETF	ExchangeTradedFund		ETF
EMCF	Emclaire Financial Corp COM	CommonStock		Equity
EMD	Western Asset Emerging Markets Debt Fund Inc. Common Stock	CommonStock		Equity
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF ETF	ExchangeTradedFund		ETF
EME	EMCOR Group, Inc. Common Stock	CommonStock		Equity
EMF	Templeton Emerging Markets Fund Shares of Beneficial Interest	CommonStock		Equity
EMFM	Global X Funds Global X MSCI Next Emerging & Frontier ETF	ExchangeTradedFund		ETF
EMGF	iShares MSCI Emerging Markets Multifactor ETF ETF	ExchangeTradedFund		ETF
EMHC	SPDR Series Trust SPDR Bloomberg Barclays Emerging Markets USD Bond ETF	ExchangeTradedFund		Equity
EMHY	iShares J.P. Morgan EM High Yield Bond ETF ETF	ExchangeTradedFund		ETF
EMIF	iShares Emerging Markets Infrastructure ETF ETF	ExchangeTradedFund		ETF
EMKR	EMCORE Corp COM NPV	CommonStock		Equity
EML	Eastern Co (The) COM USD10	CommonStock		Equity
EMLC	VanEck Vectors ETF Trust VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund		ETF
EMLP	First Trust Exchange-Traded Fund IV First Trust North American Energy Infrastructure Fund	ExchangeTradedFund		ETF
EMMF	WisdomTree Trust WisdomTree Emerging Markets Multifactor Fund	ExchangeTradedFund		ETF
EMN	Eastman Chemical Company Common Stock	CommonStock		Equity
EMNT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund	ExchangeTradedFund		ETF
EMO	ClearBridge Energy Midstream Opportunity Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EMP	Entergy Corporation First Mortgage Bonds, 4.90% Series Due October 1, 2066	StructuredProduct		Equity
EMPW	Empower Ltd. Class A Ordinary Shares	CommonStock		Equity
EMPW.U	Empower Ltd. Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	Unit	Units	Equity
EMPW.WS	Empower Ltd. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
EMQQ	Exchange Traded Concepts Trust EMQQ The Emerging Markets Internet & Ecommerce ETF	ExchangeTradedFund		ETF
EMR	Emerson Electric Co. Common Stock	CommonStock		Equity
EMSG	DBX ETF Trust Xtrackers MSCI Emerging Markets ESG Leaders Equity ETF	ExchangeTradedFund		ETF
EMSH	ProShares Short Term USD Emerging Markets Bond ETF ETF	ExchangeTradedFund		ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF ETF	ExchangeTradedFund		ETF
EMTY	ProShares Trust ProShares Decline of the Retail Store ETF	ExchangeTradedFund		ETF
EMX	EMX Royalty Corporation Common Stock	CommonStock		Equity
EMXC	iShares MSCI Emerging Markets ex China ETF ETF	ExchangeTradedFund		ETF
EMXF	ISHARES ESG Advanced MSCI EM ETF ETF	ExchangeTradedFund		ETF
ENB	Enbridge Inc. Common Shares	CommonStock		Equity
ENBA	Enbridge Inc. 6.375% Fixed-to-Floating Rate Subordinated Notes Series 2018-B due April 15, 2078	StructuredProduct		Equity
ENBL	Enable Midstream Partners, LP Common units representing limited partner interests	CommonStock		Equity
ENDP	Endo International plc COM USD.01	CommonStock		Equity
ENFA	890 5th Avenue Partners Inc COM	CommonStock		Equity
ENFAU	890 5th Avenue Partners Inc UNIT	Unit		Equity
ENFAW	890 5th Avenue Partners Inc WT EXP 011226	Warrant		Equity
ENFR	ALPS ETF Trust Alerian Energy Infrastructure ETF	ExchangeTradedFund		ETF
ENG	ENGlobal Corp COM USD.001	CommonStock		Equity
ENIA	Enel Americas S.A. American Depositary Shares (Each representing 50 shares of Common Stock)	AdrCommon		Equity
ENIC	Enel Chile S.A. American Depositary Shares (Each representing 50 shares of Common Stock)	AdrCommon		Equity
ENJ	Entergy Corporation First Mortgage Bonds, 5.0% Series due December 1, 2052	StructuredProduct		Equity
ENLC	EnLink Midstream, LLC Common Units Representing Limited Liability Company Interests	CommonStock		Equity
ENLV	Enlivex Therapeutics Ltd COM	CommonStock		Equity
ENNV	ECP Environmental Growth Opportunities Corp COM CL A	CommonStock		Equity
ENNVU	ECP Environmental Growth Opportunities Corp UNITS	Unit		Equity
ENNVW	ECP Environmental Growth Opportunities Corp WT EXP 021128	Warrant		Equity
ENO	Entergy Corporation First Mortgage Bonds, 5.50% Series due April 1, 2066	StructuredProduct		Equity
ENOB	Enochian Biosciences Inc COM USD.0001	CommonStock		Equity
ENOR	iShares MSCI Norway ETF ETF	ExchangeTradedFund		ETF
ENPC	Executive Network Partnering Corporation Class A Common Stock	CommonStock		Equity
ENPC.U	Executive Network Partnering Corporation CAPS, each consisting of one share of Class A common stock, and one-quarter of one redeemable warrant	Unit	Units	Equity
ENPC.WS	Executive Network Partnering Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $28.75	Warrant	Warrants	Equity
ENPH	Enphase Energy Inc COM USD.00001	CommonStock		Equity
ENR	Energizer Holdings, Inc. Common Stock	CommonStock		Equity
ENRpA	Energizer Holdings, Inc. 7.50% Series A Mandatory Convertible Preferred Stock, par value $0.01 per share	StructuredProduct	Preferred Class	Equity
ENS	EnerSys Common Stock	CommonStock		Equity
ENSG	Ensign Group Inc (The) COM USD.001	CommonStock		Equity
ENSV	Enservco Corporation Common stock	CommonStock		Equity
ENTA	Enanta Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
ENTG	Entegris Inc COM USD.01	CommonStock		Equity
ENTR	EntrepreneurShares Series Trust ERShares Entrepreneurs ETF	ExchangeTradedFund		Equity
ENTX	Entera Bio Ltd COM	CommonStock		Equity
ENTXW	Entera Bio Ltd *W EXP 06/27/2023	Warrant		Equity
ENV	Envestnet, Inc. Common Stock	CommonStock		Equity
ENVA	Enova International, Inc Common Stock	CommonStock		Equity
ENVB	Enveric Biosciences Inc COM	CommonStock		Equity
ENVI	Environmental Impact Acquisition Corp COM CL A	CommonStock		Equity
ENVIU	Environmental Impact Acquisition Corp UNITS	Unit		Equity
ENVIW	Environmental Impact Acquisition Corp WT EXP 093027	Warrant		Equity
ENX	Eaton Vance New York Municipal Bond Fund Common Shares of Beneficial Interest Par Value $.01	CommonStock		Equity
ENZ	Enzo Biochem, Inc. Common Stock	CommonStock		Equity
ENZL	iShares MSCI New Zealand ETF ETF	ExchangeTradedFund		ETF
EOD	Wells Fargo Global Dividend Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
EOG	EOG Resources, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EOI	Eaton Vance Enhanced Equity Income Fund Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EOLS	Evolus Inc COM	CommonStock		Equity
EOPS	Emles Alpha Opportunities ETF ETF	ExchangeTradedFund		Equity
EOS	Eaton Vance Enhanced Equity Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
EOSE	Eos Energy Enterprises Inc COM CL A	CommonStock		Equity
EOSEW	Eos Energy Enterprises Inc WT EXP 050626	Warrant		Equity
EOT	Eaton Vance National Municipal Opportunities Trust Common Shares of Beneficial Interest	CommonStock		Equity
EPAC	Enerpac Tool Group Corp. Class A Common Stock	CommonStock		Equity
EPAM	EPAM Systems, Inc. Common Stock	CommonStock		Equity
EPAY	Bottomline Technologies Inc COM USD.001	CommonStock		Equity
EPC	Edgewell Personal Care Company Common Stock	CommonStock		Equity
EPD	Enterprise Products Partners L.P. Common Units Representing Limited Partner Interests	CommonStock		Equity
EPHE	iShares Trust iShares MSCI Philippines ETF	ExchangeTradedFund		ETF
EPHY	Epiphany Technology Acquisition Corp COM CL A	CommonStock		Equity
EPHYU	Epiphany Technology Acquisition Corp UNIT	Unit		Equity
EPHYW	Epiphany Technology Acquisition Corp WT EXP 011226	Warrant		Equity
EPI	WisdomTree Trust WisdomTree India Earnings Fund	ExchangeTradedFund		ETF
EPIX	ESSA Pharma Inc COM	CommonStock		Equity
EPM	Evolution Petroleum Corporation Common Stock	CommonStock		Equity
EPOL	iShares Trust iShares MSCI Poland ETF	ExchangeTradedFund		ETF
EPP	iShares Inc. iShares MSCI Pacific ex Japan ETF	ExchangeTradedFund		ETF
EPR	EPR Properties Common Shares Of Beneficial Interest	CommonStock		Equity
EPRE	First Trust Exchange-Traded Fund VIII First Trust TCW ESG Premier Equity ETF	ExchangeTradedFund		Equity
EPRF	Innovator S&P Investment Grade Preferred ETF ETF	ExchangeTradedFund		ETF
EPRT	Essential Properties Realty Trust, Inc. Common Stock	CommonStock		Equity
EPRpC	EPR Properties 5.75% Series C Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
EPRpE	EPR Properties 9.00% Series E Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
EPRpG	EPR Properties 5.750% Series G Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
EPS	WisdomTree Trust WisdomTree U.S. LargeCap Fund	ExchangeTradedFund		ETF
EPSN	Epsilon Energy Ltd COM	CommonStock		Equity
EPU	iShares Trust iShares MSCI Peru ETF	ExchangeTradedFund		ETF
EPV	ProShares Trust ProShares UltraShort FTSE Europe	ExchangeTradedFund		ETF
EPWR	Empowerment & Inclusion Capital I Corp. Class A Common Stock	CommonStock		Equity
EPWR.U	Empowerment & Inclusion Capital I Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
EPWR.WS	Empowerment & Inclusion Capital I Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EPZM	Epizyme Inc COM USD.0001	CommonStock		Equity
EPpC	El Paso Energy Capital Trust I 4.75% Trust Convertible Preferred Securities	StructuredProduct	Preferred Class	Equity
EQ	Equillium Inc COM	CommonStock		Equity
EQAL	Invesco Exchange-Traded Fund Trust II Invesco Russell 1000 Equal Weight ETF	ExchangeTradedFund		ETF
EQBK	Equity Bancshares Inc CL A COM USD.01	CommonStock		Equity
EQC	Equity Commonwealth Common Shares of Beneficial Interest	CommonStock		Equity
EQCpD	Equity Commonwealth 6 1/2% Series D Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
EQD	Equity Distribution Acquisition Corp. Class A Common Stock	CommonStock		Equity
EQD.U	Equity Distribution Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
EQD.WS	Equity Distribution Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
EQH	Equitable Holdings, Inc. Common stock, $0.01 par value per share	CommonStock		Equity
EQHA	EQ Health Acquisition Corp. Class A Common Stock	CommonStock		Equity
EQHA.U	EQ Health Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
EQHA.WS	EQ Health Acquisition Corp. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
EQHpA	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
EQHpC	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
EQIX	Equinix Inc COM USD.001	CommonStock		Equity
EQL	ALPS ETF Trust ALPS Equal Sector Weight ETF	ExchangeTradedFund		ETF
EQNR	Equinor ASA American Depositary Shares (Each Representing One Ordinary Share, nominal value NOK 2.50 per share)	AdrCommon		Equity
EQOP	Natixis ETF Trust II Natixis U.S. Equity Opportunities ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
EQOS	Diginex Limited COM	CommonStock		Equity
EQR	Equity Residential Common Shares of Beneficial Interest	CommonStock		Equity
EQRR	ProShares Equities for Rising Rates ETF ETF	ExchangeTradedFund		ETF
EQS	Equus Total Return, Inc. Common Stock	CommonStock		Equity
EQT	EQT Corporation Common Stock	CommonStock		Equity
EQWL	Invesco Exchange-Traded Fund Trust Invesco S&P 100 Equal Weight ETF	ExchangeTradedFund		ETF
EQX	Equinox Gold Corp. Common Shares, no par value	CommonStock		Equity
ERC	Wells Fargo Multi-Sector Income Fund Common Stock	CommonStock		Equity
ERES	East Resources Acquisition Co COM CL A	CommonStock		Equity
ERESU	East Resources Acquisition Co UNIT	Unit		Equity
ERESW	East Resources Acquisition Co WT EXP 070127	Warrant		Equity
ERF	Enerplus Corporation Common Shares	CommonStock		Equity
ERH	Wells Fargo Utilities and High Income Fund Common Shares	CommonStock		Equity
ERIC	Telefonaktiebolaget LM Ericsson CL B ADR	AdrCommon		Equity
ERIE	Erie Indemnity Co CL A COM NPV	CommonStock		Equity
ERII	Energy Recovery Inc COM USD.001	CommonStock		Equity
ERJ	Embraer S.A. American Depositary Shares (Each representing Four Common Shares)	AdrCommon		Equity
ERM	First Trust Exchange-Traded Fund VIII EquityCompass Risk Manager ETF	ExchangeTradedFund		ETF
ERO	Ero Copper Corp. Common Shares	CommonStock		Equity
ERSX	EntrepreneurShares Series Trust ERShares NextGen Entrepreneurs ETF	ExchangeTradedFund		Equity
ERTH	Invesco Exchange-Traded Fund Trust Invesco MSCI Sustainable Future ETF	ExchangeTradedFund		Equity
ERUS	iShares Inc. iShares MSCI Russia ETF	ExchangeTradedFund		ETF
ERX	Direxion Shares ETF Trust Direxion Daily Energy Bull 2X Shares	ExchangeTradedFund		ETF
ERY	Direxion Shares ETF Trust Direxion Daily Energy Bear 2X Shares	ExchangeTradedFund		ETF
ERYP	Erytech Pharma SA SPON ADR	AdrCommon		Equity
ES	Eversource Energy Common Shares	CommonStock		Equity
ESBA	Empire State Realty OP, L.P. Series ES Operating Partnership Units Representing Limited Partnership Interests	CommonStock		Equity
ESBK	Elmira Savings Bank Elmira NY COM NPV	CommonStock		Equity
ESCA	Escalade Inc COM USD1	CommonStock		Equity
ESCR	Xtrkrs Investment Grade Bond - Interest Rate Hd ETF ETF	ExchangeTradedFund		ETF
ESE	ESCO Technologies Inc. Common Stock	CommonStock		Equity
ESEA	Euroseas Ltd ORD SHS	CommonStock		Equity
ESEB	Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF ETF	ExchangeTradedFund		ETF
ESG	FlexShares STOXX US ESG Select Index Fund ETF	ExchangeTradedFund		Equity
ESGA	American Century ETF Trust American Century Sustainable Equity ETF	ExchangeTradedFund		ETF
ESGC	Eros STX Global Corporation A Ordinary Shares, GBP 0.30 par value	CommonStock		Equity
ESGD	iShares ESG Aware MSCI EAFE ETF ETF	ExchangeTradedFund		ETF
ESGE	iShares Inc - iShares ESG Aware MSCI EM ETF ETF	ExchangeTradedFund		Equity
ESGG	FlexShares STOXX Global ESG Select Index Fund	ExchangeTradedFund		Equity
ESGN	Columbia ETF Trust I Columbia Sustainable International Equity Income ETF	ExchangeTradedFund		ETF
ESGR	Enstar Group Ltd ORD	CommonStock		Equity
ESGRO	Enstar Group Ltd 7% DP RP PFD E	PreferredStock		Equity
ESGRP	Enstar Group Ltd DEP SHS PFD D	Unknown		Equity
ESGS	Columbia ETF Trust I Columbia Sustainable U.S. Equity Income ETF	ExchangeTradedFund		ETF
ESGU	iShares ESG Aware MSCI USA ETF ETF	ExchangeTradedFund		ETF
ESGV	Vanguard World Fund - Vanguard ESG U.S. Stock ETF ETF	ExchangeTradedFund		ETF
ESHY	Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
ESI	Element Solutions Inc Common Stock	CommonStock		Equity
ESLT	Elbit Systems Ltd ORD NIS1	CommonStock		Equity
ESM	ESM Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
ESM.U	ESM Acquisition Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
ESM.WS	ESM Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ESML	iShares ESG Aware MSCI USA Small-Cap ETF ETF	ExchangeTradedFund		ETF
ESNG	Direxion Shares ETF Trust Direxion MSCI USA ESG - Leaders vs. Laggards ETF	ExchangeTradedFund		ETF
ESNT	Essent Group Ltd. Common Shares	CommonStock		Equity
ESP	Espey Mfg. & Electronics Corp Common Stock	CommonStock		Equity
ESPO	VanEck Vectors ETF Trust - VanEck Vectors Video Gaming and eSports ETF ETF	ExchangeTradedFund		ETF
ESPR	Esperion Therapeutics Inc COM USD0.001	CommonStock		Equity
ESQ	Esquire Financial Holdings Inc COM 0.01USD	CommonStock		Equity
ESRT	Empire State Realty Trust, Inc. Class A Common Stock, $0.01 par value per share	CommonStock		Equity
ESS	Essex Property Trust, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ESSA	ESSA Bancorp Inc COM USD.01	CommonStock		Equity
ESSC	East Stone Acquisition Corp COM	CommonStock		Equity
ESSCR	East Stone Acquisition Corporation Right	Right		Equity
ESSCU	East Stone Acquisition Corp UNIT	Unit		Equity
ESSCW	East Stone Acquisition Corp WT 123126	Warrant		Equity
ESTA	Establishment Labs Holdings Inc COM	CommonStock		Equity
ESTC	Elastic N.V. Ordinary shares	CommonStock		Equity
ESTE	Earthstone Energy, Inc. Class A Common Stock	CommonStock		Equity
ESXB	Community Bankers Trust Corp COM USD.01	CommonStock		Equity
ET	Energy Transfer LP Common Units representing limited partner interests	CommonStock		Equity
ETAC	E Merge Technology Acquisition Corp COM CL A	CommonStock		Equity
ETACU	E Merge Technology Acquisition Corp UNITS	Unit		Equity
ETACW	E Merge Technology Acquisition Corp WT EXP 073025	Warrant		Equity
ETB	Eaton Vance Tax-Managed Buy-Write Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETG	Eaton Vance Tax-Advantaged Global Dividend Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETH	Ethan Allen Interiors Inc. Common Stock	CommonStock		Equity
ETHO	ETF Managers Trust Etho Climate Leadership U.S. ETF	ExchangeTradedFund		ETF
ETIp	Entergy Corporation 5.375% Series A Preferred Stock, Cumulative, No Par Value	PreferredStock	Preferred	Equity
ETJ	Eaton Vance Risk-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETN	Eaton Corporation plc Ordinary Shares	CommonStock		Equity
ETNB	89bio Inc COM	CommonStock		Equity
ETO	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETON	Eton Pharmaceuticals Inc COM	CommonStock		Equity
ETR	Entergy Corporation Common Stock	CommonStock		Equity
ETRN	Equitrans Midstream Corporation Common stock	CommonStock		Equity
ETSY	Etsy Inc COM USD.001	CommonStock		Equity
ETTX	Entasis Therapeutics Holdings Inc COM	CommonStock		Equity
ETV	Eaton Vance Tax-Managed Buy-Write Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETW	Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETWO	E2open Parent Holdings, Inc. Class A Common Stock	CommonStock		Equity
ETWO.WS	E2open Parent Holdings, Inc. Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
ETX	Eaton Vance Municipal Income 2028 Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
ETY	Eaton Vance Tax-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
ETpC	Energy Transfer LP 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
ETpD	Energy Transfer LP 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
ETpE	Energy Transfer LP 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
EUCG	Euclid Capital Growth ETF ETF	ExchangeTradedFund		Equity
EUCR	Eucrates Biomedical Acquisition Corp COM	CommonStock		Equity
EUCRU	Eucrates Biomedical Acquisition Corp UNITS	Unit		Equity
EUCRW	Eucrates Biomedical Acquisition Corp WT EXP 102327	Warrant		Equity
EUDG	WisdomTree Trust WisdomTree Europe Quality Dividend Growth Fund	ExchangeTradedFund		ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF	ExchangeTradedFund		ETF
EUFN	iShares MSCI Europe Financials ETF ETF	ExchangeTradedFund		ETF
EUFX	ProShares Trust II ProShares Short Euro	ExchangeTradedVehicle		ETF
EUM	ProShares Trust ProShares Short MSCI Emerging Markets	ExchangeTradedFund		ETF
EUO	ProShares Trust II ProShares UltraShort Euro	ExchangeTradedVehicle		ETF
EURL	Direxion Shares ETF Trust Direxion Daily FTSE Europe Bull 3x Shares	ExchangeTradedFund		ETF
EURN	Euronav NV Ordinary Shares	CommonStock		Equity
EURZ	Xtrackers Eurozone Equity ETF ETF	ExchangeTradedFund		ETF
EUSA	iShares Inc. iShares MSCI USA Equal Weighted ETF	ExchangeTradedFund		ETF
EUSB	iShares Trust iShares ESG Advanced Total USD Bond Market ETF	ExchangeTradedFund		ETF
EUSC	WisdomTree Trust WisdomTree Europe Hedged SmallCap Equity Fund	ExchangeTradedFund		ETF
EUSG	European Sustainable Growth Acquisition Corp COM CL A	CommonStock		Equity
EUSGU	European Sustainable Growth Acquisition Corp UNIT	Unit		Equity
EUSGW	European Sustainable Growth Acquisition Corp WT EXP 012128	Warrant		Equity
EVA	Enviva Partners, LP Common units representing limited partner interests	CommonStock		Equity
EVAX	Evaxion Biotech A/S ADR	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EVBG	Everbridge Inc COM USD.001	CommonStock		Equity
EVBN	Evans Bancorp Inc. Common stock	CommonStock		Equity
EVC	Entravision Communications Corporation Class A Common Stock	CommonStock		Equity
EVER	EverQuote Inc COM Cl A	CommonStock		Equity
EVF	Eaton Vance Senior Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
EVFM	Evofem Biosciences Inc COM	CommonStock		Equity
EVG	Eaton Vance Short Duration Diversified Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EVGN	Evogene Ltd ORD NIS .02	CommonStock		Equity
EVH	Evolent Health, Inc Class A Common Stock	CommonStock		Equity
EVI	EVI Industries, Inc. Common Stock Par Value $.025	CommonStock		Equity
EVK	Ever-Glory International Group Inc COM USD.001	CommonStock		Equity
EVLO	Evelo Biosciences Inc COM	CommonStock		Equity
EVM	Eaton Vance California Municipal Bond Fund Common Shares of Beneficial Interest Par Value $.01	CommonStock		Equity
EVN	Eaton Vance Municipal Income Trust Shares of Beneficial Interest	CommonStock		Equity
EVOJ	Evo Acquisition Corp COM CL A	CommonStock		Equity
EVOJU	Evo Acquisition Corp UNITS	Unit		Equity
EVOJW	Evo Acquisition Corp WT EXP 010426	Warrant		Equity
EVOK	Evoke Pharma Inc COM USD.0001	CommonStock		Equity
EVOL	Evolving Systems Inc COM USD.001	CommonStock		Equity
EVOP	EVO Payments Inc COM CL A	CommonStock		Equity
EVR	Evercore Inc. Class A Common Stock	CommonStock		Equity
EVRG	Evergy, Inc. Common Stock, no par value	CommonStock		Equity
EVRI	Everi Holdings Inc. Common Stock	CommonStock		Equity
EVT	Eaton Vance Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EVTC	EVERTEC, Inc. Common stock	CommonStock		Equity
EVV	Eaton Vance Limited Duration Income Fund Common Shares of Beneficial Interest Par Value $.01	CommonStock		Equity
EVX	VanEck Vectors ETF Trust VanEck Vectors Environmental Services ETF	ExchangeTradedFund		ETF
EVY	Eaton Vance New York Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
EW	Edwards Lifesciences Corporation Common Stock	CommonStock		Equity
EWA	iShares Inc. iShares MSCI Australia ETF	ExchangeTradedFund		ETF
EWBC	East West Bancorp Inc COM USD.001	CommonStock		Equity
EWC	iShares Inc. iShares MSCI Canada ETF	ExchangeTradedFund		ETF
EWCO	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Communication Services ETF	ExchangeTradedFund		ETF
EWD	iShares Inc. iShares MSCI Sweden ETF	ExchangeTradedFund		ETF
EWEB	Global X Emerging Markets Internet & E-commerce ETF ETF	ExchangeTradedFund		ETF
EWG	iShares Inc. iShares MSCI Germany ETF	ExchangeTradedFund		ETF
EWGS	iShares MSCI Germany Small-Cap ETF ETF	ExchangeTradedFund		ETF
EWH	iShares Inc. iShares MSCI Hong Kong ETF	ExchangeTradedFund		ETF
EWI	iShares Inc. iShares MSCI Italy ETF	ExchangeTradedFund		ETF
EWJ	iShares Inc. iShares MSCI Japan ETF	ExchangeTradedFund		ETF
EWJE	iShares Trust iShares MSCI Japan Equal Weighted ETF ETF	ExchangeTradedFund		ETF
EWJV	iShares Trust - iShares MSCI Japan Value ETF ETF	ExchangeTradedFund		ETF
EWK	iShares Inc. iShares MSCI Belgium ETF	ExchangeTradedFund		ETF
EWL	iShares Inc. iShares MSCI Switzerland ETF	ExchangeTradedFund		ETF
EWM	iShares Inc. iShares MSCI Malaysia ETF	ExchangeTradedFund		ETF
EWMC	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400® Equal Weight ETF	ExchangeTradedFund		ETF
EWN	iShares Inc. iShares MSCI Netherlands ETF	ExchangeTradedFund		ETF
EWO	iShares Inc. iShares MSCI Austria ETF	ExchangeTradedFund		ETF
EWP	iShares Inc. iShares MSCI Spain ETF	ExchangeTradedFund		ETF
EWQ	iShares Inc. iShares MSCI France ETF	ExchangeTradedFund		ETF
EWRE	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Real Estate ETF	ExchangeTradedFund		ETF
EWS	iShares Inc. iShares MSCI Singapore ETF	ExchangeTradedFund		ETF
EWSC	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Equal Weight ETF	ExchangeTradedFund		ETF
EWT	iShares Inc. iShares MSCI Taiwan ETF	ExchangeTradedFund		ETF
EWTX	Edgewise Therapeutics Inc COM	CommonStock		Equity
EWU	iShares Trust iShares MSCI United Kingdom ETF	ExchangeTradedFund		ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF ETF	ExchangeTradedFund		ETF
EWV	ProShares Trust ProShares UltraShort MSCI Japan	ExchangeTradedFund		ETF
EWW	iShares Inc. iShares MSCI Mexico ETF	ExchangeTradedFund		ETF
EWX	SPDR Index Shares Funds SPDR S&P Emerging Markets Small Cap ETF	ExchangeTradedFund		ETF
EWY	iShares Inc. iShares MSCI South Korea ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
EWZ	iShares Inc. iShares MSCI Brazil ETF	ExchangeTradedFund		ETF
EWZS	iShares MSCI Brazil Small-Cap ETF ETF	ExchangeTradedFund		ETF
EXAS	EXACT Sciences Corp COM USD.001	CommonStock		Equity
EXC	Exelon Corp COM NPV	CommonStock		Equity
EXD	Eaton Vance Tax-Managed Buy-Write Strategy Fund Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
EXEL	Exelixis Inc COM USD.001	CommonStock		Equity
EXFO	EXFO Inc SUB VTG SHS	CommonStock		Equity
EXG	Eaton Vance Tax-Managed Global Diversified Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
EXI	iShares Trust iShares Global Industrials ETF	ExchangeTradedFund		ETF
EXK	Endeavour Silver Corp. Common Shares, no par value	CommonStock		Equity
EXLS	ExlService Holdings Inc COM USD.001	CommonStock		Equity
EXN	Excellon Resources Inc. Common Shares	CommonStock		Equity
EXP	Eagle Materials Inc. Common Stock	CommonStock		Equity
EXPD	Expeditors International of Washington Inc. COM USD.01	CommonStock		Equity
EXPE	Expedia Group Inc COM USD.001	CommonStock		Equity
EXPI	eXp World Holdings Inc COM	CommonStock		Equity
EXPO	Exponent Inc COM USD.001	CommonStock		Equity
EXPR	Express, Inc. Common Stock	CommonStock		Equity
EXR	Extra Space Storage Inc. Common Stock	CommonStock		Equity
EXTN	Exterran Corporation Common Stock	CommonStock		Equity
EXTR	Extreme Networks Inc COM USD.001	CommonStock		Equity
EYE	National Vision Holdings Inc COM	CommonStock		Equity
EYEG	Eyegate Pharmaceuticals Inc COM USD.01	CommonStock		Equity
EYEN	Eyenovia Inc COM 0.0001	CommonStock		Equity
EYES	Second Sight Medical Products Inc COM NPV	CommonStock		Equity
EYESW	Second Sight Medical Products Inc WRRT	Warrant		Equity
EYLD	Cambria Emerging Shareholder Yield ETF ETF	ExchangeTradedFund		ETF
EYPT	EyePoint Pharmaceuticals Inc COM NPV	CommonStock		Equity
EZA	iShares Inc. iShares MSCI South Africa ETF	ExchangeTradedFund		ETF
EZGO	EZGO Technologies Ltd COM USD.001	CommonStock		Equity
EZJ	ProShares Trust ProShares Ultra MSCI Japan	ExchangeTradedFund		ETF
EZM	WisdomTree Trust WisdomTree U.S. MidCap Fund	ExchangeTradedFund		ETF
EZPW	EZCORP Inc CL A COM USD.01 NVTG	CommonStock		Equity
EZU	iShares MSCI Eurozone ETF MSCI EMU INDEX	ExchangeTradedFund		ETF
F	Ford Motor Company Common Stock	CommonStock		Equity
FA	First Advantage Corporation Common Stock	CommonStock		Equity
FAAR	First Trust Alternative Absolute Return Strategy ETF ETF	ExchangeTradedFund		ETF
FAB	First Trust Multi Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FACA	Figure Acquisition Corp. I Class A Common Stock	CommonStock		Equity
FACA.U	Figure Acquisition Corp. I Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
FACA.WS	Figure Acquisition Corp. I Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
FACT	Freedom Acquisition I Corp. Class A Ordinary Shares	CommonStock		Equity
FACT.U	Freedom Acquisition I Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
FACT.WS	Freedom Acquisition I Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
FAD	First Trust Multi Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FAF	First American Financial Corporation Common Stock	CommonStock		Equity
FAIL	Cambria Global Tail Risk ETF ETF	ExchangeTradedFund		Equity
FALN	iShares Fallen Angels USD Bond ETF ETF	ExchangeTradedFund		ETF
FAM	First Trust/Aberdeen Global Opportunity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FAMI	Farmmi Inc COM	CommonStock		Equity
FAN	First Trust Exchange-Traded Fund II First Trust Global Wind Energy ETF	ExchangeTradedFund		ETF
FANG	Diamondback Energy Inc COM USD.01	CommonStock		Equity
FANH	Fanhua Inc ADR	AdrCommon		Equity
FAPR	FT CBOE VEST U.S. EQUITY BUFFER APRIL ETF ETF	ExchangeTradedFund		Equity
FARM	Farmer Brothers Co COM USD1	CommonStock		Equity
FARO	FARO Technologies Inc COM USD.001	CommonStock		Equity
FAS	Direxion Shares ETF Trust Direxion Daily Financial Bull 3X Shares	ExchangeTradedFund		ETF
FAST	Fastenal Co COM USD.01	CommonStock		Equity
FAT	Fat Brands Inc COM USD .0001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
FATBP	Fat Brands Inc PFD 8.25	PreferredStock		Equity
FATBW	Fat Brands Inc WT EXP 063025	Warrant		Equity
FATE	Fate Therapeutics Inc COM USD0.001	CommonStock		Equity
FATT	Collaborative Investment Series Trust Fat Tail Risk ETF	ExchangeTradedFund		Equity
FAUG	FT Cboe Vest U.S. Equity Buffer ETF - Aug ETF	ExchangeTradedFund		ETF
FAX	Aberdeen Asia-Pacific Income Fund, Inc. Common Stock Par Value $.01	CommonStock		Equity
FAZ	Direxion Shares ETF Trust Direxion Daily Financial Bear 3X Shares	ExchangeTradedFund		Equity
FB	Facebook Inc CL A COM USD.000006	CommonStock		Equity
FBC	Flagstar Bancorp, Inc. Common Stock	CommonStock		Equity
FBCG	Fidelity Blue Chip Growth ETF ETF	ExchangeTradedFund		ETF
FBCV	Fidelity Blue Chip Value ETF ETF	ExchangeTradedFund		ETF
FBGX	UBS AG FI Enhanced Large Cap Growth ETN due June 19, 2024	ExchangeTradedNote		ETF
FBHS	Fortune Brands Home & Security, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
FBIO	Fortress Biotech Inc COM USD.001	CommonStock		Equity
FBIOP	Fortress Biotech Inc 9.375% CUM PFD A	PreferredStock		Equity
FBIZ	First Business Financial Services Inc COM USD.01	CommonStock		Equity
FBK	FB Financial Corporation Common Stock, par value $1.00 per share	CommonStock		Equity
FBMS	First Bancshares Inc (The)/MS COM	CommonStock		Equity
FBNC	First Bancorp/NC COM NPV	CommonStock		Equity
FBND	Fidelity Merrimack Street Trust Fidelity Total Bond ETF	ExchangeTradedFund		ETF
FBP	First BanCorp. Common Stock	CommonStock		Equity
FBRX	Forte Biosciences Inc COM	CommonStock		Equity
FBT	First Trust Exchange-Traded Fund First Trust NYSE Arca Biotechnology Index Fund	ExchangeTradedFund		ETF
FBZ	First Trust Brazil AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FC	Franklin Covey Co. Common Stock	CommonStock		Equity
FCA	First Trust China AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FCAC	Falcon Capital Acquisition Corp COM CL A	CommonStock		Equity
FCACU	Falcon Capital Acquisition Corp UNIT	Unit		Equity
FCACW	Falcon Capital Acquisition Corp WT EXP 082027	Warrant		Equity
FCAL	First Trust Municipal High Income ETF ETF	ExchangeTradedFund		ETF
FCAP	First Capital Inc COM USD.01	CommonStock		Equity
FCAX	Fortress Capital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
FCAX.U	Fortress Capital Acquisition Corp. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant	Unit	Units	Equity
FCAX.WS	Fortress Capital Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FCBC	First Community Bancshares Inc COM USD1	CommonStock		Equity
FCBP	First Choice Bancorp COM	CommonStock		Equity
FCCO	First Community Corp COM USD1.	CommonStock		Equity
FCCY	1st Constitution Bancorp COM NPV	CommonStock		Equity
FCEF	First Trust CEF Income Opportunity ETF ETF	ExchangeTradedFund		ETF
FCEL	FuelCell Energy Inc COM NPV	CommonStock		Equity
FCF	First Commonwealth Financial Corporation Common Stock	CommonStock		Equity
FCFS	FirstCash Inc COM USD.01	CommonStock		Equity
FCG	First Trust Exchange-Traded Fund First Trust Natural Gas ETF	ExchangeTradedFund		ETF
FCN	FTI Consulting, Inc. Common Stock	CommonStock		Equity
FCNCA	First Citizens BancShares Inc CL A COM USD1	CommonStock		Equity
FCNCP	First Citizens BancShares Inc 5.375 DEP PFD A	PreferredStock		Equity
FCO	Aberdeen Global Income Fund Inc Common Stock	CommonStock		Equity
FCOM	Fidelity Covington Trust Fidelity MSCI Communication Services Index ETF	ExchangeTradedFund		ETF
FCOR	Fidelity Merrimack Street Trust Fidelity Corporate Bond ETF	ExchangeTradedFund		ETF
FCPI	Fidelity Stocks for Inflation ETF ETF	ExchangeTradedFund		ETF
FCPT	Four Corners Property Trust, Inc. Common Stock	CommonStock		Equity
FCRD	First Eagle Alternative Capital BDC Inc COM USD.001	CommonStock		Equity
FCRW	First Eagle Alternative Capital BDC, Inc. 6.125% Notes due 2023	StructuredProduct		Equity
FCRX	First Eagle Alternative Capital BDC, Inc. 5.00% Notes due 2026	StructuredProduct		Equity
FCT	First Trust Senior Floating Rate Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
FCTR	First Trust Exchange-Traded Fund - First TrusLunt U.S. Factor Rotation ETF ETF	ExchangeTradedFund		ETF
FCVT	First Trust SSI Strategic Convertible Securities ETF ETF	ExchangeTradedFund		ETF
FCX	Freeport-McMoRan Inc. Common Stock	CommonStock		Equity
FDBC	Fidelity D & D Bancorp Inc COM NPV	CommonStock		Equity
FDD	First Trust Exchange-Traded Fund II First Trust STOXX European Select Dividend Index Fund	ExchangeTradedFund		ETF
FDEC	Ft Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FDEM	Fidelity Emerging Markets Multifactor ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
FDEU	First Trust Dynamic Europe Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FDEV	Fidelity International Multifactor ETF ETF	ExchangeTradedFund		ETF
FDG	AMERICAN CENTURY FOCUSED DYNAMIC GROWTH ETF ETF	ExchangeTradedFund		ETF
FDHY	Fidelity Covington Trust Fidelity High Yield Factor ETF	ExchangeTradedFund		ETF
FDIS	Fidelity Covington Trust Fidelity MSCI Consumer Discretionary Index ETF	ExchangeTradedFund		ETF
FDIV	First Trust Strategic Income ETF ETF	ExchangeTradedFund		ETF
FDL	First Trust Exchange-Traded Fund First Trust Morningstar Dividend Leaders Index Fund	ExchangeTradedFund		ETF
FDLO	Fidelity Covington Trust Fidelity Low Volatility Factor ETF	ExchangeTradedFund		ETF
FDM	First Trust Exchange-Traded Fund First Trust Dow Jones Select MicroCap Index Fund	ExchangeTradedFund		ETF
FDMO	Fidelity Covington Trust Fidelity Momentum Factor ETF	ExchangeTradedFund		ETF
FDMT	4d Molecular Therapeutics Inc COM	CommonStock		Equity
FDN	First Trust Exchange-Traded Fund First Trust Dow Jones Internet Index Fund	ExchangeTradedFund		ETF
FDNI	First Trust Exchange-Traded Fund II - Dow Jones International Internet ETF ETF	ExchangeTradedFund		ETF
FDP	Fresh Del Monte Produce Inc. Ordinary Shares	CommonStock		Equity
FDRR	Fidelity Covington Trust Fidelity Dividend ETF for Rising Rates	ExchangeTradedFund		ETF
FDS	FactSet Research Systems Inc. Common Stock	CommonStock		Equity
FDT	First Trust Developed Markets ex-US AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FDTS	First Trust Developed Markets ex-US Small Cap AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FDUS	Fidus Investment Corp COM USD0.001	CommonStock		Equity
FDUSG	Fidus Investment Corp 5.375 NT 2024 ETN	Unknown		Equity
FDUSZ	Fidus Investment Corp NT 24 ETN	Unknown		Equity
FDVV	Fidelity Covington Trust Fidelity High Dividend ETF	ExchangeTradedFund		ETF
FDWM	Fidelity Covington Trust Fidelity Womens Leadership ETF	ExchangeTradedFund		Equity
FDX	FedEx Corporation Common Stock	CommonStock		Equity
FE	FirstEnergy Corp. Common Stock	CommonStock		Equity
FEBZ	Trueshares Structured Outcome (February) ETF ETF	ExchangeTradedFund		Equity
FEDU	Four Seasons Education (Cayman) Inc. American depositary shares, each two ADSs representing one ordinary share	AdrCommon		Equity
FEDX	Emles Federal Contractors ETF ETF	ExchangeTradedFund		ETF
FEI	First Trust MLP and Energy Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FEIM	Frequency Electronics Inc. COM USD1	CommonStock		Equity
FELE	Franklin Electric Co Inc COM USD.1	CommonStock		Equity
FEM	First Trust Emerging Markets AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FEMB	First Trust Exchange-Traded Fund III First Trust Emerging Markets Local Currency Bond ETF ETF	ExchangeTradedFund		ETF
FEMS	First Trust Emerging Markets Small Cap AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FEMY	Femasys Inc COM USD.001	CommonStock		Equity
FEN	First Trust Energy Income and Growth Fund Common Stock	CommonStock		Equity
FENC	Fennec Pharmaceuticals Inc COM NPV	CommonStock		Equity
FENG	Phoenix New Media Limited American Depositary Shares (each representing eight Class A ordinary shares)	AdrCommon		Equity
FENY	Fidelity Covington Trust Fidelity MSCI Energy Index ETF	ExchangeTradedFund		ETF
FEO	First Trust/Aberdeen Emerging Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
FEP	First Trust Europe AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FERG	Ferguson plc Ordinary Shares	CommonStock		Equity
FET	Forum Energy Technologies Inc. Common Stock	CommonStock		Equity
FEUL	Credit Suisse AG Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes due May 11, 2028 Linked to the STOXX Europe 50 USD (Gross Return) Index	ExchangeTradedNote		ETF
FEUZ	First Trust Eurozone AlphaDEX ETF ETF	ExchangeTradedFund		ETF
FEVR	Northern Lights Fund Trust IV Inspire Faithward Large Cap Momentum ESG ETF	ExchangeTradedFund		ETF
FEX	First Trust Large Cap Core AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FEYE	FireEye Inc COM USD.0001	CommonStock		Equity
FEZ	SPDR Index Shares Funds SPDR EURO STOXX 50 ETF	ExchangeTradedFund		ETF
FF	FutureFuel Corp. Common Stock	CommonStock		Equity
FFA	First Trust Enhanced Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FFBC	First Financial Bancorp. COM NPV	CommonStock		Equity
FFBW	FFBW Inc COM USD0.01	CommonStock		Equity
FFC	Flaherty & Crumrine Preferred and Income Securities Fund Incorporated Common Stock	CommonStock		Equity
FFEB	FT Cboe Vest US Equity Buffer ETF -February ETF	ExchangeTradedFund		ETF
FFHG	FormulaFolios Hedged Growth ETF ETF	ExchangeTradedFund		ETF
FFHL	Fuwei Films (Holdings) Co Ltd ORD USD	CommonStock		Equity
FFIC	Flushing Financial Corp COM USD.01	CommonStock		Equity
FFIN	First Financial Bankshares Inc COM USD10	CommonStock		Equity
FFIU	Spinnaker ETF Series UVA Unconstrained Medium-Term Fixed Income ETF	ExchangeTradedFund		ETF
FFIV	F5 Networks Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FFNW	First Financial Northwest Inc COM USD.01	CommonStock		Equity
FFR	First Trust Exchange-Traded Fund II First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund	ExchangeTradedFund		ETF
FFSG	Northern Lights Fund Trust IV - FormulaFolios Smart Growth ETF ETF	ExchangeTradedFund		ETF
FFTG	Northern Lights Fund Trust IV - FormulaFolios Tactical Growth ETF ETF	ExchangeTradedFund		ETF
FFTI	FORMULA FOLIOS TACT INCM ETF ETF	ExchangeTradedFund		ETF
FFTY	Innovator ETFs Trust Innovator IBD 50 ETF	ExchangeTradedFund		ETF
FFWM	First Foundation Inc COM USD.001	CommonStock		Equity
FGB	First Trust Specialty Finance and Financial Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
FGBI	First Guaranty Bancshares Inc COM USD1.	CommonStock		Equity
FGBIP	First Guaranty Bancshares Inc 6.75% DEP PFD A	PreferredStock		Equity
FGD	First Trust Exchange-Traded Fund II First Trust Dow Jones Global Select Dividend Index Fund	ExchangeTradedFund		ETF
FGEN	FibroGen Inc COM USD.01	CommonStock		Equity
FGF	FG Financial Group Inc COM USD.001	CommonStock		Equity
FGFPP	FG Financial Group Inc PFD SER A	PreferredStock		Equity
FGM	First Trust Germany AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FGNA	FG New America Acquisition Corp. Class A Common Stock	CommonStock		Equity
FGNA.U	FG New America Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
FGNA.WS	FG New America Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FGRO	Fidelity Growth Opportunities ETF ETF	ExchangeTradedFund		Equity
FHB	First Hawaiian Inc COM USD0.01	CommonStock		Equity
FHI	Federated Hermes, Inc. Class B Common Stock	CommonStock		Equity
FHLC	Fidelity Covington Trust Fidelity MSCI Health Care Index ETF	ExchangeTradedFund		ETF
FHN	First Horizon Corporation Common Stock	CommonStock		Equity
FHNpA	First Horizon Corporation Depositary Shares, Each Representing 1/4,000th Interest in a Share of Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
FHNpB	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
FHNpC	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
FHNpD	First Horizon Corporation Depositary Shares, each representing a 1/400th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
FHNpE	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
FHNpF	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest in a share of Non-cumulative Perpetual Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
FHS	First High-School Education Group Co., Ltd. American Depositary Shares, each representing three Class A Ordinary Shares	AdrCommon		Equity
FHTX	Foghorn Therapeutics Inc COM USD.0001	CommonStock		Equity
FI	Franks International N.V. Common Stock	CommonStock		Equity
FIBK	First Interstate BancSystem Inc CL A COM NPV	CommonStock		Equity
FIBR	iShares U.S. Fixed Income Balanced Risk Factor ETF ETF	ExchangeTradedFund		ETF
FICO	Fair Isaac Corporation Common Stock	CommonStock		Equity
FICS	First Trust International Developed Capital Strength ETF ETF	ExchangeTradedFund		ETF
FID	First Trust Exchange Traded Fund VI First Trust S&P International Dividend Aristocrats ETF ETF	ExchangeTradedFund		ETF
FIDI	Fidelity Covington Trust Fidelity International High Dividend ETF	ExchangeTradedFund		ETF
FIDU	Fidelity Covington Trust Fidelity MSCI Industrials Index ETF	ExchangeTradedFund		ETF
FIEE	UBS AG UBS AG FI Enhanced Europe 50 ETN due February 12, 2026	ExchangeTradedNote		ETF
FIF	First Trust Energy Infrastructure Fund Common Shares, $0.01 Par Value	CommonStock		Equity
FIGB	Fidelity Merrimack Street Trust Fidelity Investment Grade Bond ETF	ExchangeTradedFund		Equity
FIGS	FIGS, Inc. Class A Common Stock	CommonStock		Equity
FIHD	UBS AG UBS AG FI Enhanced Global High Yield ETN due March 3, 2026	ExchangeTradedNote		Equity
FIII	Forum Merger III Corp COM CL A	CommonStock		Equity
FIIIU	Forum Merger III Corp UNIT	Unit		Equity
FIIIW	Forum Merger III Corp WT EXP 082427	Warrant		Equity
FILL	iShares Inc. iShares MSCI Global Energy Producers ETF	ExchangeTradedFund		ETF
FINM	Marlin Technology Corp COM CL A	CommonStock		Equity
FINMU	Marlin Technology Corp UNIT	Unit		Equity
FINMW	Marlin Technology Corp WT EXP 011226	Warrant		Equity
FINS	Angel Oak Financial Strategies Income Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
FINV	FinVolution Group American depositary shares, each representing five Class A ordinary shares	AdrCommon		Equity
FINX	Global X FinTech ETF ETF	ExchangeTradedFund		ETF
FIS	Fidelity National Information Services, Inc. Common Stock	CommonStock		Equity
FISI	Financial Institutions Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FISK	Empire State Realty OP, L.P. Series 250 Operating Partnership Units Representing Limited Partnership Interests	CommonStock		Equity
FISR	SSGA Active Trust SPDR SSGA Fixed Income Sector Rotation ETF	ExchangeTradedFund		ETF
FISV	Fiserv Inc. COM USD.01	CommonStock		Equity
FITB	Fifth Third Bancorp COM USD6.67	CommonStock		Equity
FITBI	Fifth Third Bancorp DEP 1/1000 PFD	AdrCommon		Equity
FITBO	Fifth Third Bancorp DP SHS PFD K	Unknown		Equity
FITBP	Fifth Third Bancorp 6% NCUM PFD B	PreferredStock		Equity
FITE	SPDR Series Trust SPDR S&P Kensho Future Security ETF	ExchangeTradedFund		ETF
FIV	First Trust Senior Floating Rate 2022 Target Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
FIVA	Fidelity Covington Trust Fidelity International Value Factor ETF	ExchangeTradedFund		ETF
FIVE	Five Below Inc COM USD.01	CommonStock		Equity
FIVG	ETF Series Solutions Defiance Next Gen Connectivity ETF	ExchangeTradedFund		ETF
FIVN	Five9 Inc COM USD.001	CommonStock		Equity
FIW	First Trust Exchange-Traded Fund First Trust Water ETF	ExchangeTradedFund		ETF
FIX	Comfort Systems USA, Inc. Common Stock	CommonStock		Equity
FIXD	First Trust Exchange-Traded Fund VIII - First Trust TCW Opportunistic Fixed Income ETF ETF	ExchangeTradedFund		ETF
FIXX	Homology Medicines Inc COM	CommonStock		Equity
FIZZ	National Beverage Corp COM USD.01	CommonStock		Equity
FJAN	FT Cboe Vest US Equity Buffer ETF - January ETF	ExchangeTradedFund		Equity
FJNK	Pacific Global ETF Trust Pacific Global Focused High Yield ETF	ExchangeTradedFund		ETF
FJP	First Trust Japan AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FJUL	Ft Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		ETF
FJUN	First Trust Exchange-Traded Fund VIII - FT Cboe Vest U.S. Equity Buffer ETF - June ETF	ExchangeTradedFund		ETF
FKU	First Trust United Kingdom AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FKWL	Franklin Wireless Corp COM NPV	CommonStock		Equity
FL	Foot Locker, Inc. Common Stock	CommonStock		Equity
FLAC	Frazier Lifesciences Acquisition Corp COM CL A	CommonStock		Equity
FLACU	Frazier Lifesciences Acquisition Corp UNIT	Unit		Equity
FLACW	Frazier Lifesciences Acquisition Corp WT EXP 113025	Warrant		Equity
FLAU	Franklin Templeton ETF Trust Franklin FTSE Australia ETF	ExchangeTradedFund		ETF
FLAX	Franklin Templeton ETF Trust Franklin FTSE Asia ex-Japan ETF	ExchangeTradedFund		ETF
FLBL	Franklin Templeton ETF Trust - Franklin Liberty Senior Loan ETF ETF	ExchangeTradedFund		ETF
FLBR	Franklin Templeton ETF Trust Franklin FTSE Brazil ETF	ExchangeTradedFund		ETF
FLC	Flaherty & Crumrine Total Return Fund Incorporated Common Stock	CommonStock		Equity
FLCA	Franklin Templeton ETF Trust Franklin FTSE Canada ETF	ExchangeTradedFund		ETF
FLCB	Franklin Templeton ETF Trust Franklin Liberty U.S. Core Bond ETF	ExchangeTradedFund		ETF
FLCH	Franklin Templeton ETF Trust Franklin FTSE China ETF	ExchangeTradedFund		ETF
FLCO	Franklin Templeton ETF Trust Franklin Liberty Investment Grade Corporate ETF	ExchangeTradedFund		ETF
FLDM	Fluidigm Corp COM USD.001	CommonStock		Equity
FLDR	Fidelity Merrimack Street Trust - Low Duration bond factor ETF ETF	ExchangeTradedFund		ETF
FLEE	Franklin Templeton ETF Trust Franklin FTSE Europe ETF	ExchangeTradedFund		ETF
FLEH	Franklin Templeton ETF Trust Franklin FTSE Europe Hedged ETF	ExchangeTradedFund		ETF
FLEX	Flex Ltd ORD USD.01	CommonStock		Equity
FLFR	Franklin Templeton ETF Trust Franklin FTSE France ETF	ExchangeTradedFund		ETF
FLGB	Franklin Templeton ETF Trust Franklin FTSE United Kingdom ETF	ExchangeTradedFund		ETF
FLGC	Flora Growth Corp COM	CommonStock		Equity
FLGE	Credit Suisse AG Credit Suisse FI Large Cap Growth Enhanced Exchange Traded Notes (ETNs) due June 13, 2019 Linked to the Russell 1000 Growth Index Total Return	ExchangeTradedNote		ETF
FLGR	Franklin Templeton ETF Trust Franklin FTSE Germany ETF	ExchangeTradedFund		ETF
FLGT	Fulgent Genetics Inc COM USD0.0001	CommonStock		Equity
FLGV	Franklin Templeton ETF Trust Franklin Liberty U.S. Treasury Bond ETF	ExchangeTradedFund		ETF
FLHK	Franklin Templeton ETF Trust Franklin FTSE Hong Kong ETF	ExchangeTradedFund		ETF
FLHY	Franklin Templeton ETF Trust - Franklin Liberty High Yield Corporate ETF ETF	ExchangeTradedFund		ETF
FLIA	Franklin Templeton ETF Trust - Franklin Liberty International Aggregate Bond ETF ETF	ExchangeTradedFund		ETF
FLIC	First of Long Island Corp (The) COM NPV	CommonStock		Equity
FLIN	Franklin Templeton ETF Trust Franklin FTSE India ETF	ExchangeTradedFund		ETF
FLIY	Franklin Templeton ETF Trust Franklin FTSE Italy ETF	ExchangeTradedFund		ETF
FLJH	Franklin Templeton ETF Trust Franklin FTSE Japan Hedged ETF	ExchangeTradedFund		ETF
FLJP	Franklin Templeton ETF Trust Franklin FTSE Japan ETF	ExchangeTradedFund		ETF
FLKR	Franklin Templeton ETF Trust Franklin FTSE South Korea ETF	ExchangeTradedFund		ETF
FLL	Full House Resorts Inc COM USD.001	CommonStock		Equity
FLLA	Franklin Templeton ETF Trust Franklin FTSE Latin America ETF	ExchangeTradedFund		ETF
FLLV	Franklin Templeton ETF Trust Franklin Liberty U.S. Low Volatility ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FLM	First Trust Exchange-Traded Fund II First Trust Global Engineering and Construction ETF	ExchangeTradedFund		ETF
FLMB	Franklin Templeton ETF Trust Franklin Liberty Federal Tax-Free Bond ETF	ExchangeTradedFund		ETF
FLME	Flame Acquisition Corp. Class A Common Stock	CommonStock		Equity
FLME.U	Flame Acquisition Corp. Units, each consisting of one share of Class A Common Stock, and one-half of one Warrant	Unit	Units	Equity
FLME.WS	Flame Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FLMI	Franklin Templeton ETF Trust Franklin Liberty Federal Intermediate Tax-Free Bond Opportunities ETF	ExchangeTradedFund		ETF
FLMN	Falcon Minerals Corp CL A COM	CommonStock		Equity
FLMNW	Falcon Minerals Corp WT EXP 05/01/2022	Warrant		Equity
FLMX	Franklin Templeton ETF Trust Franklin FTSE Mexico ETF	ExchangeTradedFund		ETF
FLN	First Trust Latin America AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FLNG	FLEX LNG Ltd. Ordinary Shares	CommonStock		Equity
FLNT	Fluent Inc COM USD.0005	CommonStock		Equity
FLO	Flowers Foods, Inc. Common Stock	CommonStock		Equity
FLOT	iShares Floating Rate Bond ETF ETF	ExchangeTradedFund		ETF
FLOW	SPX FLOW, Inc. Common Stock	CommonStock		Equity
FLQD	Franklin Templeton ETF Trust Franklin LibertyQ Global Dividend ETF	ExchangeTradedFund		ETF
FLQE	Franklin Templeton ETF Trust Franklin LibertyQ Emerging Markets ETF	ExchangeTradedFund		ETF
FLQG	Franklin Templeton ETF Trust Franklin LibertyQ Global Equity ETF	ExchangeTradedFund		ETF
FLQH	Franklin Templeton ETF Trust Franklin LibertyQ International Equity Hedged ETF	ExchangeTradedFund		ETF
FLQL	Franklin LibertyQ U.S. Equity ETF	ExchangeTradedFund		ETF
FLQM	Franklin LibertyQ U.S. Mid Cap Equity ETF	ExchangeTradedFund		ETF
FLQS	Franklin LibertyQ U.S. Small Cap Equity ETF	ExchangeTradedFund		ETF
FLR	Fluor Corporation Common Stock	CommonStock		Equity
FLRG	Fidelity Covington Trust Fidelity U.S. Multifactor ETF	ExchangeTradedFund		ETF
FLRN	SPDR Series Trust SPDR Bloomberg Barclays Investment Grade Floating Rate ETF	ExchangeTradedFund		ETF
FLRT	Pacific Global ETF Trust Pacific Global Senior Loan ETF	ExchangeTradedFund		ETF
FLRU	Franklin Templeton ETF Trust Franklin FTSE Russia ETF	ExchangeTradedFund		ETF
FLS	Flowserve Corporation Common Stock	CommonStock		Equity
FLSA	Franklin Templeton ETF Trust Franklin FTSE Saudi Arabia ETF	ExchangeTradedFund		ETF
FLSP	Franklin Templeton ETF Trust Franklin Liberty Systematic Style Premia ETF	ExchangeTradedFund		ETF
FLSW	Franklin Templeton ETF Trust Franklin FTSE Switzerland ETF	ExchangeTradedFund		ETF
FLT	FleetCor Technologies, Inc. Common Stock	CommonStock		Equity
FLTB	Fidelity Merrimack Street Trust Fidelity Limited Term Bond ETF	ExchangeTradedFund		ETF
FLTR	VanEck Vectors ETF Trust VanEck Vectors Investment Grade Floating Rate ETF	ExchangeTradedFund		ETF
FLTW	Franklin Templeton ETF Trust Franklin FTSE Taiwan ETF	ExchangeTradedFund		ETF
FLUD	Franklin Templeton ETF Trust Franklin Liberty Ultra Short Bond ETF	ExchangeTradedFund		ETF
FLUX	Flux Power Holdings Inc COM	CommonStock		Equity
FLV	AMERICAN CENTURY FOCUSED LARGE CAP VALUE ETF ETF	ExchangeTradedFund		ETF
FLWS	1-800-FLOWERS.COM Inc CL A COM USD.01	CommonStock		Equity
FLXN	Flexion Therapeutics Inc COM USD0.001	CommonStock		Equity
FLXS	Flexsteel Industries Inc COM USD1	CommonStock		Equity
FLY	Fly Leasing Limited American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
FLYT	Direxion Shares ETF Trust Direxion Flight to Safety Strategy ETF	ExchangeTradedFund		ETF
FLYW	Flywire Corp COM	CommonStock		Equity
FLZA	Franklin Templeton ETF Trust Franklin FTSE South Africa ETF	ExchangeTradedFund		ETF
FM	iShares Inc. iShares MSCI Frontier and Select EM ETF	ExchangeTradedFund		Equity
FMAC	FirstMark Horizon Acquisition Corp. Class A Common Stock	CommonStock		Equity
FMAC.U	FirstMark Horizon Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
FMAC.WS	FirstMark Horizon Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
FMAG	Fidelity Magellan ETF ETF	ExchangeTradedFund		Equity
FMAO	Farmers & Merchants Bancorp Inc COM NPV	CommonStock		Equity
FMAR	FT CBOE Vest US Equity Buffer ETF ETF	ExchangeTradedFund		Equity
FMAT	Fidelity Covington Trust Fidelity MSCI Materials Index ETF	ExchangeTradedFund		ETF
FMAY	Ft Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		ETF
FMB	First Trust Managed Municipal ETF ETF	ExchangeTradedFund		ETF
FMBH	First Mid Bancshares Inc COM USD4.	CommonStock		Equity
FMBI	First Midwest Bancorp Inc COM NPV	CommonStock		Equity
FMBIO	First Midwest Bancorp Inc 7% DP SH PF C	Unknown		Equity
FMBIP	First Midwest Bancorp Inc 7% DP SH PF A	PreferredStock		Equity
FMC	FMC Corporation Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FMF	First Trust Exchange-Traded Fund V First Trust Managed Futures Strategy Fund	ExchangeTradedFund		ETF
FMHI	First Trust Exchange-Traded Fund III - First Trust Municipal High Income ETF ETF	ExchangeTradedFund		ETF
FMIL	Fidelity New Millennium ETF ETF	ExchangeTradedFund		ETF
FMIV	Forum Merger IV Corp COM	CommonStock		Equity
FMIVU	Forum Merger IV Corp UNITS	Unit		Equity
FMIVW	Forum Merger IV Corp WRRT	Warrant		Equity
FMN	Federated Hermes Premier Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FMNB	Farmers National Banc Corp/OH COM USD2.5	CommonStock		Equity
FMNY	First Trust Exchange-Traded Fund III First Trust New York Municipal High Income ETF	ExchangeTradedFund		Equity
FMO	Fiduciary/Claymore Energy Infrastructure Fund Common Shares of Beneficial Interest	CommonStock		Equity
FMS	Fresenius Medical Care AG & Co. KGaA American Depositary Shares (Each representing 1/2 of an Ordinary Share)	AdrCommon		Equity
FMTX	Forma Therapeutics Holdings Inc COM	CommonStock		Equity
FMX	Fomento Económico Mexicano, S.A.B. de C.V. American Depositary Shares (Each rep 10 Units consisting of 10 ser B sh, 20 ser D-B sh and 20 Ser D-L sh	AdrCommon		Equity
FMY	First Trust Mortgage Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FN	Fabrinet Ordinary Shares	CommonStock		Equity
FNB	F.N.B. Corporation Common Stock	CommonStock		Equity
FNBpE	F.N.B. Corporation Depositary Shares, each Representing a 1/40th Interest in a Share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
FNCB	FNCB Bancorp Inc COM USD1.25	CommonStock		Equity
FNCH	Finch Therapeutics Group Inc COM	CommonStock		Equity
FNCL	Fidelity Covington Trust Fidelity MSCI Financials Index ETF	ExchangeTradedFund		ETF
FND	Floor & Decor Holdings, Inc. Class A Common Stock, $0.001 par value per share	CommonStock		Equity
FNDA	Schwab Strategic Trust Schwab Fundamental U.S. Small Company Index ETF	ExchangeTradedFund		ETF
FNDB	Schwab Strategic Trust Schwab Fundamental U.S. Broad Market Index ETF	ExchangeTradedFund		ETF
FNDC	Schwab Strategic Trust Schwab Fundamental International Small Company Index ETF	ExchangeTradedFund		ETF
FNDE	Schwab Strategic Trust Schwab Fundamental Emerging Markets Large Company Index ETF	ExchangeTradedFund		ETF
FNDF	Schwab Strategic Trust Schwab Fundamental International Large Company Index ETF	ExchangeTradedFund		ETF
FNDX	Schwab Strategic Trust Schwab Fundamental U.S. Large Company Index ETF	ExchangeTradedFund		ETF
FNF	Fidelity National Financial, Inc. FNF Group Common Stock	CommonStock		Equity
FNGD	Bank of Montreal MicroSectors FANG+ Index -3X Inverse Leveraged ETNs due January 8, 2038	ExchangeTradedNote		ETF
FNGO	Bank of Montreal MicroSectors FANG+ Index 2X Leveraged ETNs due January 8, 2038	ExchangeTradedNote		ETF
FNGS	Bank of Montreal MicroSectors FANG+ ETN	ExchangeTradedNote		ETF
FNGU	Bank of Montreal MicroSectors FANG+ Index 3X Leveraged ETNs due January 8, 2038	ExchangeTradedNote		ETF
FNGZ	Bank of Montreal MicroSectors FANG+ Index -2X Inverse Leveraged ETNs due January 8, 2038	ExchangeTradedNote		ETF
FNHC	FedNat Holding Co COM USD.01	CommonStock		Equity
FNI	First Trust Exchange-Traded Fund First Trust Chindia ETF	ExchangeTradedFund		ETF
FNK	First Trust Mid Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FNKO	Funko Inc CL A COM USD.0001	CommonStock		Equity
FNLC	First Bancorp Inc/ME (The) COM USD.01	CommonStock		Equity
FNOV	FT Cboe Vest U.S. Equity Buffer ETF -November ETF	ExchangeTradedFund		ETF
FNV	Franco-Nevada Corporation Common Shares	CommonStock		Equity
FNWB	First Northwest Bancorp COM	CommonStock		Equity
FNX	First Trust Mid Cap Core AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FNY	First Trust Mid Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FOA	Finance of America Companies Inc. Class A Common Stock	CommonStock		Equity
FOA.WS	Finance of America Companies Inc. Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FOCS	Focus Financial Partners Inc COM	CommonStock		Equity
FOCT	FT Cboe Vest U.S. Equity Buffer ETF - October ETF	ExchangeTradedFund		ETF
FOE	Ferro Corporation Common Stock	CommonStock		Equity
FOF	Cohen & Steers Closed-End Opportunity Fund, Inc. Common Stock	CommonStock		Equity
FOLD	Amicus Therapeutics Inc COM USD.01	CommonStock		Equity
FOMO	FOMO ETF ETF	ExchangeTradedFund		Equity
FONR	Fonar Corp COM USD.0001	CommonStock		Equity
FOR	Forestar Group Inc. Common Stock	CommonStock		Equity
FORA	Forian Inc COM USD0.0001	CommonStock		Equity
FORD	Forward Industries Inc COM USD.01	CommonStock		Equity
FORE	Foresight Acquisition Corp COM CL A	CommonStock		Equity
FOREU	Foresight Acquisition Corp UNIT	Unit		Equity
FOREW	Foresight Acquisition Corp WT EXP 012926	Warrant		Equity
FORH	ETF Opportunities Trust Formidable ETF	ExchangeTradedFund		Equity
FORM	FormFactor Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FORR	Forrester Research Inc COM USD.01	CommonStock		Equity
FORTY	Formula Systems (1985) Ltd SPON ADR	AdrCommon		Equity
FOSL	Fossil Group Inc COM USD.01	CommonStock		Equity
FOUR	Shift4 Payments, Inc. Class A Common Stock	CommonStock		Equity
FOVL	iShares Trust iShares Focused Value Factor ETF	ExchangeTradedFund		ETF
FOX	Fox Corp COM CL B	CommonStock		Equity
FOXA	Fox Corp COM CL A	CommonStock		Equity
FOXF	Fox Factory Holding Corp COM USD.001	CommonStock		Equity
FOXW	Foxwayne Enterprises Acq Corp COM CL A	CommonStock		Equity
FOXWU	Foxwayne Enterprises Acq Corp UNIT	Unit		Equity
FOXWW	Foxwayne Enterprises Acq Corp WT EX	Warrant		Equity
FPA	First Trust Asia Pacific ex-Japan AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FPAC	Far Peak Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
FPAC.U	Far Peak Acquisition Corporation Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
FPAC.WS	Far Peak Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
FPAY	FlexShopper Inc COM	CommonStock		Equity
FPE	First Trust Exchange-Traded Fund III First Trust Preferred Securities and Income ETF	ExchangeTradedFund		ETF
FPEI	First Trust Exchange-Traded Fund III First Trust Institutional Preferred Securities and Income ETF	ExchangeTradedFund		ETF
FPF	First Trust Intermediate Duration Preferred & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
FPFD	Fidelity Preferred Securities & Income ETF ETF	ExchangeTradedFund		Equity
FPH	Five Point Holdings, LLC Class A Common Shares	CommonStock		Equity
FPI	Farmland Partners Inc. Common Stock	CommonStock		Equity
FPIpB	Farmland Partners Inc. 6% Series B Participating Preferred Stock, $0.01 par value	PreferredStock	Preferred Class	Equity
FPL	First Trust New Opportunities MLP & Energy Fund Common Shares of Beneficial Interest	CommonStock		Equity
FPRO	Fidelity Real Estate Investment ETF ETF	ExchangeTradedFund		Equity
FPX	First Trust Exchange-Traded Fund First Trust US Equity Opportunities ETF	ExchangeTradedFund		ETF
FPXE	First Trust Exchange-Traded Fund II - First Trust IPOX Europe Equity Opportunities ETF ETF	ExchangeTradedFund		ETF
FPXI	First Trust Exchange-Traded Fund II First Trust International Equity Opportunities ETF ETF	ExchangeTradedFund		ETF
FQAL	Fidelity Covington Trust Fidelity Quality Factor ETF	ExchangeTradedFund		ETF
FR	First Industrial Realty Trust, Inc. Common Stock	CommonStock		Equity
FRA	BlackRock Floating Rate Income Strategies Fund, Inc. Common Stock	CommonStock		Equity
FRAF	Franklin Financial Services Corp COM NPV	CommonStock		Equity
FRAK	VanEck Vectors ETF Trust VanEck Vectors Unconventional Oil & Gas ETF	ExchangeTradedFund		ETF
FRBA	First Bank COM USD5	CommonStock		Equity
FRBK	Republic First Bancorp Inc COM NPV	CommonStock		Equity
FRC	First Republic Bank Common Stock	CommonStock		Equity
FRCpH	First Republic Bank Depositary Shares, each representing a 1/40th interest in a share of 5.125% Noncumulative Perpetual Series H Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
FRCpI	First Republic Bank Depositary Shares, each representing a 1/40th interest in a share of 5.50% Noncumulative Perpetual Series I Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpJ	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.70% Noncumulative Perpetual Series J Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpK	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.125% Noncumulative Perpetual Series K Preferred Stock	PreferredStock	Preferred Class	Equity
FRCpL	First Republic Bank Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.250% Noncumulative Perpetual Series L Preferred Stock	PreferredStock	Preferred Class	Equity
FRD	Friedman Industries, Incorporated Common Stock	CommonStock		Equity
FRDM	lpha Architect ETF Trust - Freedom 100 Emerging Markets ETF ETF	ExchangeTradedFund		ETF
FREE	Whole Earth Brands Inc COM	CommonStock		Equity
FREEW	Whole Earth Brands Inc Wrrt	Warrant		Equity
FREL	Fidelity Covington Trust Fidelity MSCI Real Estate Index ETF	ExchangeTradedFund		ETF
FREQ	Frequency Therapeutics Inc COM USD0.001	CommonStock		Equity
FRG	Franchise Group Inc CL A COM USD.01	CommonStock		Equity
FRGAP	Franchise Group Inc 7.50% CUM PFD A	PreferredStock		Equity
FRGI	Fiesta Restaurant Group Inc COM USD.01	CommonStock		Equity
FRHC	Freedom Holding Corp COM USD.001	CommonStock		Equity
FRI	First Trust Exchange-Traded Fund First Trust S&P REIT Index Fund	ExchangeTradedFund		ETF
FRLG	GS Finance Corp. Large Cap Growth Index-Linked ETNs due 2028	ExchangeTradedNote		ETF
FRLN	Freeline Therapeutics Holdings plc ADR	AdrCommon		Equity
FRME	First Merchants Corp COM NPV	CommonStock		Equity
FRO	Frontline Ltd. Ordinary Shares	CommonStock		Equity
FROG	JFrog Ltd COM.USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
FRON	Frontier Acquisition Corp ORD CL A	CommonStock		Equity
FRONU	Frontier Acquisition Corp UNITS	Unit		Equity
FRONW	Frontier Acquisition Corp WT EXP 030426	Warrant		Equity
FRPH	FRP Holdings Inc COM NPV	CommonStock		Equity
FRPT	Freshpet Inc COM USD0.001	CommonStock		Equity
FRSG	First Reserve Sustainable Growth Corp COM CL A	CommonStock		Equity
FRSGU	First Reserve Sustainable Growth Corp UNITS	Unit		Equity
FRSGW	First Reserve Sustainable Growth Corp WRRTS	Warrant		Equity
FRST	Primis Financial Corp COM USD.01	CommonStock		Equity
FRSX	Foresight Autonomous Holdings Ltd ADR	AdrCommon		Equity
FRT	Federal Realty Investment Trust Common Shares of Beneficial Interest $.01 par value	CommonStock		Equity
FRTA	Forterra Inc COM USD0.001	CommonStock		Equity
FRTY	The Alger ETF Trust Alger Mid Cap 40 ETF	ExchangeTradedFund		Equity
FRTpC	Federal Realty Investment Trust Depository Shares, each representing a 1/1000th interest in a 5.000% Series C Cumulative Redeemable Preferred Share, par value $0.01 per share	PreferredStock	Preferred Class	Equity
FRW	PWP Forward Acquisition Corp I COM CL A	CommonStock		Equity
FRWAU	PWP Forward Acquisition Corp I UNITS	Unit		Equity
FRWAW	PWP Forward Acquisition Corp I WT EXP 031226	Warrant		Equity
FRX	Forest Road Acquisition Corp. Class A Common Stock	CommonStock		Equity
FRX.U	Forest Road Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	Unit	Units	Equity
FRX.WS	Forest Road Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FRXB	Forest Road Acquisition Corp. II Class A Common Stock	CommonStock		Equity
FRXB.U	Forest Road Acquisition Corp. II Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	Unit	Units	Equity
FRXB.WS	Forest Road Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FSBC	Five Star Bancorp COM	CommonStock		Equity
FSBW	FS Bancorp Inc COM USD.01	CommonStock		Equity
FSD	First Trust High Income Long/Short Fund Common Shares of Beneficial Interest	CommonStock		Equity
FSEA	First Seacoast Bancorp COM	CommonStock		Equity
FSEC	Fidelity Merrimack Street Trust Fidelity Investment Grade Securitized ETF	ExchangeTradedFund		Equity
FSEP	FT Cboe Vest U.S. Equity Buffer ETF ETF	ExchangeTradedFund		ETF
FSFG	First Savings Financial Group Inc COM USD.01	CommonStock		Equity
FSI	Flexible Solutions International, Inc. Common Stock	CommonStock		Equity
FSII	FS Development Corp II COM CL A	CommonStock		Equity
FSK	FS KKR Capital Corp. Common Stock	CommonStock		Equity
FSLF	First Eagle Senior Loan Fund Common Shares of Beneficial Interest	CommonStock		Equity
FSLR	First Solar Inc COM USD.001	CommonStock		Equity
FSLY	Fastly, Inc. Class A Common Stock	CommonStock		Equity
FSM	Fortuna Silver Mines Inc. Common shares, no par value	CommonStock		Equity
FSMB	First Trust Exchange-Traded Fund III First Trust Short Duration Managed Municipal ETF	ExchangeTradedFund		ETF
FSMD	Fidelity Covington Trust Fidelity Small-Mid Multifactor ETF	ExchangeTradedFund		ETF
FSMO	Fidelity Small Mid Cap Opportunities ETF ETF	ExchangeTradedFund		Equity
FSNB	Fusion Acquisition Corp. II Class A Common Stock	CommonStock		Equity
FSNB.U	Fusion Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
FSNB.WS	Fusion Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FSP	Franklin Street Properties Corp Common Stock	CommonStock		Equity
FSR	Fisker Inc. Class A common stock	CommonStock		Equity
FSRX	FinServ Acquisition Corp II COM CL A	CommonStock		Equity
FSRXU	FinServ Acquisition Corp II UNITS	Unit		Equity
FSRXW	FinServ Acquisition Corp II WT EXP 021726	Warrant		Equity
FSS	Federal Signal Corporation Common Stock	CommonStock		Equity
FSSI	Fortistar Sustainable Solutions Corp COM CL A	CommonStock		Equity
FSSIU	Fortistar Sustainable Solutions Corp UNITS	Unit		Equity
FSSIW	Fortistar Sustainable Solutions Corp WT EXP 011426	Warrant		Equity
FSST	Fidelity Covington Trust Fidelity Sustainability U.S. Equity ETF	ExchangeTradedFund		Equity
FST	FAST Acquisition Corp. Class A Common Stock	CommonStock		Equity
FST.U	FAST Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
FST.WS	FAST Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
FSTA	Fidelity Covington Trust Fidelity MSCI Consumer Staples Index ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FSTR	L.B. Foster Co COM USD.01	CommonStock		Equity
FSTX	F-star Therapeutics Inc COM	CommonStock		Equity
FSV	FirstService Corp COM	CommonStock		Equity
FSZ	First Trust Switzerland AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FT	Franklin Universal Trust Shares of Beneficial Interest	CommonStock		Equity
FTA	First Trust Large Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FTAA	FTAC Athena Acquisition Corp ORD CL A	CommonStock		Equity
FTAAU	FTAC Athena Acquisition Corp UNITS	Unit		Equity
FTAAW	FTAC Athena Acquisition Corp WT EXP 030126	Warrant		Equity
FTAG	First Trust Exchange-Traded Fund II First Trust Indxx Global Agriculture ETF ETF	ExchangeTradedFund		ETF
FTAI	Fortress Transportation and Infrastructure Investors LLC Common Shares	CommonStock		Equity
FTAIpA	Fortress Transportation and Infrastructure Investors LLC 8.25% FixedtoFloating Rate Series A Cumulative Perpetual Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
FTAIpB	Fortress Transportation and Infrastructure Investors LLC 8.00% Fixed-to-Floating Rate Series B Cumulative Perpetual Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
FTAIpC	Fortress Transportation and Infrastructure Investors LLC 8.25% Fixed - Rate Reset Series C Cumulative Perpetual Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
FTC	First Trust Large Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FTCH	Farfetch Limited Class A ordinary shares	CommonStock		Equity
FTCI	FTC Solar Inc COM	CommonStock		Equity
FTCS	First Trust Capital Strength ETF DB STRAT VAL INDX	ExchangeTradedFund		ETF
FTCV	Fintech Acquisition Corp V COM CL A	CommonStock		Equity
FTCVU	Fintech Acquisition Corp V UNITS	Unit		Equity
FTCVW	Fintech Acquisition Corp V Wrrt	Warrant		Equity
FTDR	Frontdoor Inc COM	CommonStock		Equity
FTEC	Fidelity Covington Trust Fidelity MSCI Information Technology Index ETF	ExchangeTradedFund		ETF
FTEK	Fuel Tech Inc COM USD.01	CommonStock		Equity
FTEV	FinTech Evolution Acquisition Group Class A Ordinary Shares	CommonStock		Equity
FTEV.U	FinTech Evolution Acquisition Group Units, each consisting of one Class A Ordinary Share, and one-third of one redeemable warrant	Unit	Units	Equity
FTEV.WS	FinTech Evolution Acquisition Group Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	Warrant	Warrants	Equity
FTF	Franklin Limited Duration Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
FTFT	Future FinTech Group Inc COM	CommonStock		Equity
FTGC	First Trust Exchange-Traded Fund VII - First Trust Global Tactical Commodity Strategy Fund ETF	ExchangeTradedFund		ETF
FTHI	First Trust BuyWrite Income ETF ETF	ExchangeTradedFund		ETF
FTHM	Fathom Holdings Inc COM	CommonStock		Equity
FTHY	First Trust High Yield Opportunities 2027 Term Fund Common Stock	CommonStock		Equity
FTI	TechnipFMC plc Ordinary Shares	CommonStock		Equity
FTIV	Fintech Acquisition Corp IV COM CL A	CommonStock		Equity
FTIVU	Fintech Acquisition Corp IV UNIT	Unit		Equity
FTIVW	Fintech Acquisition Corp IV WT EXP 123125	Warrant		Equity
FTK	Flotek Industries, Inc. Common Stock	CommonStock		Equity
FTLB	First Trust Hedged BuyWrite Income ETF ETF	ExchangeTradedFund		ETF
FTLS	First Trust Exchange-Traded Fund III First Trust Long/Short Equity ETF	ExchangeTradedFund		ETF
FTNT	Fortinet Inc COM USD.001	CommonStock		Equity
FTOC	FTAC Olympus Acquisition Corp CL A SHS	CommonStock		Equity
FTOCU	FTAC Olympus Acquisition Corp UNIT	Unit		Equity
FTOCW	FTAC Olympus Acquisition Corp WT EXP 082825	Warrant		Equity
FTPA	FTAC Parnassus Acquisition Corp COM CL A	CommonStock		Equity
FTPAU	FTAC Parnassus Acquisition Corp UNITS	Unit		Equity
FTPAW	FTAC Parnassus Acquisition Corp WT EXP 031026	Warrant		Equity
FTRI	First Trust Indxx Global Natural Resources Income ETF ETF	ExchangeTradedFund		ETF
FTS	Fortis Inc. Common Shares	CommonStock		Equity
FTSD	Franklin ETF Trust Franklin Liberty Short Duration U.S. Government ETF	ExchangeTradedFund		ETF
FTSI	FTS International, Inc. Class A Common Stock	CommonStock		Equity
FTSL	First Trust Exchange-Traded Fund IV Senior Loan Fund ETF	ExchangeTradedFund		ETF
FTSM	First Trust Exchange Traded Fund IV - First Trust Enhanced Short Maturity ETF ETF	ExchangeTradedFund		ETF
FTV	Fortive Corporation Common Stock	CommonStock		Equity
FTVIU	FinTech Acquisition Corp. VI Units	Unit		Equity
FTVpA	Fortive Corporation 5.00% Mandatory Convertible Preferred Stock, Series A	StructuredProduct	Preferred Class	Equity
FTXD	First Trust Nasdaq Retail ETF ETF	ExchangeTradedFund		ETF
FTXG	First Trust Nasdaq Food & Beverage ETF ETF	ExchangeTradedFund		ETF
FTXH	First Trust Nasdaq Pharmaceuticals ETF ETF	ExchangeTradedFund		ETF
FTXL	First Trust Nasdaq Semiconductor ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FTXN	First Trust Nasdaq Oil & Gas ETF ETF	ExchangeTradedFund		ETF
FTXO	First Trust Nasdaq Bank ETF ETF	ExchangeTradedFund		ETF
FTXR	First Trust Nasdaq Transportation ETF ETF	ExchangeTradedFund		ETF
FUBO	fuboTV Inc. Common Stock	CommonStock		Equity
FUE	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the ICE BofAML Commodity Index eXtra Biofuels Total Return	ExchangeTradedNote		ETF
FUL	H.B. Fuller Company Common Stock	CommonStock		Equity
FULC	Fulcrum Therapeutics Inc COM USD0.001	CommonStock		Equity
FULT	Fulton Financial Corp COM USD2.5	CommonStock		Equity
FULTP	Fulton Financial Corp DEP PER PFD SR A	Unknown		Equity
FUMB	First Trust Exchange-Traded Fund III First Trust Ultra Short Duration Municipal ETF	ExchangeTradedFund		ETF
FUN	Cedar Fair, L.P. Depositary Shares (Representing Units of Limited Partner Interests)	CommonStock		Equity
FUNC	First United Corp COM NPV	CommonStock		Equity
FUND	Sprott Focus Trust Inc COM NPV	CommonStock		Equity
FUNL	Cornercap FundametricsLarge Cap ETF ETF	ExchangeTradedFund		ETF
FURY	Fury Gold Mines Limited Common Shares	CommonStock		Equity
FUSB	First US Bancshares Inc COM USD.01	CommonStock		Equity
FUSE	Fusion Acquisition Corp. Class A Common Stock	CommonStock		Equity
FUSE.U	Fusion Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	Unit	Units	Equity
FUSE.WS	Fusion Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FUSN	Fusion Pharmaceuticals Inc COM	CommonStock		Equity
FUT	ProShares Managed Futures Strategy ETF ETF	ExchangeTradedFund		ETF
FUTU	Futu Holdings Ltd ADS	AdrCommon		Equity
FUTY	Fidelity Covington Trust Fidelity MSCI Utilities Index ETF	ExchangeTradedFund		ETF
FUV	Arcimoto Inc COM	CommonStock		Equity
FV	First Trust Exchange-Traded Trust VI Dorsey Wright Focus 5 ETF ETF	ExchangeTradedFund		ETF
FVAL	Fidelity Covington Trust Fidelity Value Factor ETF	ExchangeTradedFund		ETF
FVAM	501 Acquisition Corp COM CL A	CommonStock		Equity
FVC	First Trust Exchange-Traded Trust VI Dorsey Wright Dynamic Focus 5 ETF ETF	ExchangeTradedFund		ETF
FVCB	FVCBankcorp Inc COM	CommonStock		Equity
FVD	First Trust Exchange-Traded Fund First Trust Value Line Dividend Index Fund	ExchangeTradedFund		ETF
FVE	Five Star Senior Living Inc COM USD.01	CommonStock		Equity
FVIV	Fortress Value Acquisition Corp. IV Class A Common Stock	CommonStock		Equity
FVIV.U	Fortress Value Acquisition Corp. IV Units, each consisting of one share of Class A common stock and one-eighth of one redeemable warrant	Unit	Units	Equity
FVIV.WS	Fortress Value Acquisition Corp. IV Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FVRR	Fiverr International Ltd. Ordinary shares, no par value	CommonStock		Equity
FVT	Fortress Value Acquisition Corp. III Class A Common Stock	CommonStock		Equity
FVT.U	Fortress Value Acquisition Corp. III Units, each consisting of one share of Class A common stock and one-fifth of one Warrant	Unit	Units	Equity
FVT.WS	Fortress Value Acquisition Corp. III Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FWAA	Fifth Wall Acquisition Corp I UNITS	CommonStock		Equity
FWAC	Fifth Wall Acquisition Corp III COM USD.0001	CommonStock		Equity
FWDB	AdvisorShares Trust AdvisorShares FolioBeyond Smart Core Bond ETF	ExchangeTradedFund		ETF
FWONA	Formula One Group - The Liberty Media Group MEDIA COM SER A	CommonStock		Equity
FWONK	Formula One Group - The Liberty Media Group MEDIA COM SER C	CommonStock		Equity
FWP	Forward Pharma A/S ADR	AdrCommon		Equity
FWRD	Forward Air Corp COM USD.01	CommonStock		Equity
FXA	Invesco CurrencyShares Australian Dollar Trust Invesco CurrencyShares Australian Dollar Trust	ExchangeTradedVehicle		Equity
FXB	Invesco CurrencyShares British Pound Sterling Trust Invesco CurrencyShares British Pound Sterling Trust	ExchangeTradedVehicle		Equity
FXC	Invesco CurrencyShares Canadian Dollar Trust Invesco CurrencyShares Canadian Dollar Trust	ExchangeTradedVehicle		Equity
FXD	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Discretionary AlphaDEX Fund	ExchangeTradedFund		ETF
FXE	Invesco CurrencyShares Euro Currency Trust Invesco CurrencyShares Euro Trust	ExchangeTradedVehicle		Equity
FXF	Invesco CurrencyShares Swiss Franc Trust Invesco CurrencyShares Swiss Franc Trust	ExchangeTradedVehicle		Equity
FXG	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Staples AlphaDEX Fund	ExchangeTradedFund		ETF
FXH	First Trust Exchange-Traded AlphaDEX Fund First Trust Health Care AlphaDEX Fund	ExchangeTradedFund		ETF
FXI	iShares Trust iShares China Large-Cap ETF	ExchangeTradedFund		ETF
FXL	First Trust Exchange-Traded AlphaDEX Fund First Trust Technology AlphaDEX Fund	ExchangeTradedFund		ETF
FXN	First Trust Exchange-Traded AlphaDEX Fund First Trust Energy AlphaDEX Fund	ExchangeTradedFund		ETF
FXNC	First National Corp/VA COM USD5.	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
FXO	First Trust Exchange-Traded AlphaDEX Fund First Trust Financials AlphaDEX Fund	ExchangeTradedFund		ETF
FXP	ProShares Trust ProShares UltraShort FTSE China 50	ExchangeTradedFund		ETF
FXR	First Trust Exchange-Traded AlphaDEX Fund First Trust Industrials/Producer Durables AlphaDEX Fund	ExchangeTradedFund		ETF
FXU	First Trust Exchange-Traded AlphaDEX Fund First Trust Utilities AlphaDEX Fund	ExchangeTradedFund		ETF
FXY	Invesco CurrencyShares Japanese Yen Trust Invesco CurrencyShares Japanese Yen Trust	ExchangeTradedVehicle		Equity
FXZ	First Trust Exchange-Traded AlphaDEX Fund First Trust Materials AlphaDEX Fund	ExchangeTradedFund		ETF
FYBR	Frontier Communications Parent Inc COM USD0.01	CommonStock		Equity
FYC	First Trust Small Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FYLD	Cambria Foreign Shareholder Yield ETF ETF	ExchangeTradedFund		ETF
FYT	First Trust Small Cap Value AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FYX	First Trust Small Cap Core AlphaDEX Fund ETF	ExchangeTradedFund		ETF
FZT	FAST Acquisition Corp. II Class A Common Stock	CommonStock		Equity
FZT.U	FAST Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
FZT.WS	FAST Acquisition Corp. II Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
FpB	Ford Motor Company 6.20% Notes due June 1, 2059	StructuredProduct	Preferred Class	Equity
FpC	Ford Motor Company 6.000% Notes due December 1, 2059	StructuredProduct	Preferred Class	Equity
G	Genpact Limited Common Share	CommonStock		Equity
GAA	Cambria Global Asset Allocation ETF	ExchangeTradedFund		ETF
GAB	The Gabelli Equity Trust Inc. Common Stock	CommonStock		Equity
GABC	German American Bancorp Inc COM USD10	CommonStock		Equity
GABpG	The Gabelli Equity Trust Inc. Series G Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GABpH	The Gabelli Equity Trust Inc. 5.00% Series H Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GABpJ	The Gabelli Equity Trust Inc. 5.45% Series J Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GABpK	The Gabelli Equity Trust Inc. 5.00% Series K Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GABr	The Gabelli Equity Trust Inc. Rights (expiring July 14, 2021)	Right	Rights	Equity
GACQU	Global Consumer Acquisition Corp UNITS	Unit		Equity
GAIA	Gaia Inc CL A COM USD.0001	CommonStock		Equity
GAIN	Gladstone Investment Corp COM USD.001	CommonStock		Equity
GAINL	Gladstone Investment Corp PFD SER E	PreferredStock		Equity
GAINN	Gladstone Investment Corporation 5.00% Notes Due 2026	Unknown		Equity
GAL	SSGA Active Trust SPDR SSgA Global Allocation ETF	ExchangeTradedFund		ETF
GALT	Galectin Therapeutics Inc COM USD.001	CommonStock		Equity
GAM	General American Investors Company, Inc. Common Stock	CommonStock		Equity
GAMC	Golden Arrow Merger Corp COM CL A	CommonStock		Equity
GAMCU	Golden Arrow Merger Corp UNITS	Unit		Equity
GAMCW	Golden Arrow Merger Corp Wrrt	Warrant		Equity
GAME	Engine Media Holdings Inc COM	CommonStock		Equity
GAMR	ETF Managers Trust Wedbush ETFMG Video Game Tech ETF	ExchangeTradedFund		ETF
GAMpB	General American Investors Company, Inc. 5.95% Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
GAN	GAN Ltd COM	CommonStock		Equity
GANX	Gain Therapeutics Inc COM	CommonStock		Equity
GAPA	G&P Acquisition Corp. Class A Common Stock	CommonStock		Equity
GAPA.U	G&P Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
GAPA.WS	G&P Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GASS	StealthGas Inc COM USD.01	CommonStock		Equity
GATO	Gatos Silver, Inc. Common Stock	CommonStock		Equity
GATX	GATX Corporation Common Stock	CommonStock		Equity
GAU	Galiano Gold Inc. Common Stock	CommonStock		Equity
GAZ	Barclays Bank PLC iPath Series B Bloomberg Natural Gas Subindex Total Return ETN	ExchangeTradedNote		Equity
GB	Global Blue Group Holding AG Ordinary Shares	CommonStock		Equity
GB.WS	Global Blue Group Holding AG Warrants exercisable for one Ordinary Share of Global Blue Group Holding AG at a price of $11.50 per share	Warrant	Warrants	Equity
GBAB	Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust Common Shares of Beneficial Interest	CommonStock		Equity
GBCI	Glacier Bancorp Inc COM USD.01	CommonStock		Equity
GBDC	Golub Capital BDC Inc COM USD0.001	CommonStock		Equity
GBDV	Global Beta ETF Trust Global Beta Smart Income ETF	ExchangeTradedFund		ETF
GBF	iShares Trust iShares Government/Credit Bond ETF	ExchangeTradedFund		ETF
GBGR	Global Beta ETF Trust Global Beta Rising Stars ETF	ExchangeTradedFund		ETF
GBIL	Goldman Sachs ETF Trust Goldman Sachs Access Treasury 0-1 Year ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GBIO	Generation Bio Co COM	CommonStock		Equity
GBL	GAMCO Investors, Inc. Class A Common Stock	CommonStock		Equity
GBLD	Invesco Exchange-Traded Fund Trust II Invesco MSCI Green Building ETF	ExchangeTradedFund		Equity
GBLI	Global Indemnity Group LLC COM CL A .0001	CommonStock		Equity
GBLIL	Global Indemnity Group LLC Sub Nt STRUCT PRODUCT	Unknown		Equity
GBLO	Global Beta ETF Trust Global Beta Low Beta ETF	ExchangeTradedFund		ETF
GBNH	Greenbrook TMS Inc ORD	CommonStock		Equity
GBNY	Generations Bancorp NY Inc COM	CommonStock		Equity
GBOX	Greenbox POS COM	CommonStock		Equity
GBR	New Concept Energy Inc. Common Stock	CommonStock		Equity
GBRG	Goldenbridge Acquisition Ltd ORD	CommonStock		Equity
GBRGR	Goldenbridge Acquisition Limited Right	Right		Equity
GBRGU	Goldenbridge Acquisition Ltd UNITS	Unit		Equity
GBRGW	Goldenbridge Acquisition Ltd WT EXP 102825	Warrant		Equity
GBS	GBS Inc COM	CommonStock		Equity
GBT	Global Blood Therapeutics Inc COM USD0.001	CommonStock		Equity
GBUG	Barclays Bank PLC Pacer iPath Gold ETNs	ExchangeTradedNote		ETF
GBX	The Greenbrier Companies, Inc. Common Stock	CommonStock		Equity
GCAC	Growth Capital Acquisition Corp COM CL A	CommonStock		Equity
GCACU	Growth Capital Acquisition Corp UNITS	Unit		Equity
GCACW	Growth Capital Acquisition Corp WT EXP 060127	Warrant		Equity
GCBC	Greene County Bancorp Inc COM USD.1	CommonStock		Equity
GCC	WisdomTree Trust WisdomTree Enhanced Commodity Strategy Fund	ExchangeTradedFund		Equity
GCI	Gannett Co., Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
GCMG	GCM Grosvenor Inc COM CL A	CommonStock		Equity
GCMGW	GCM Grosvenor Inc WT EXP 111725	Warrant		Equity
GCO	GENESCO Inc. Common Stock	CommonStock		Equity
GCOR	Goldman Sachs ETF Trust Goldman Sachs Access U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
GCOW	Pacer Global Cash Cows Dividend ETF ETF	ExchangeTradedFund		ETF
GCP	GCP Applied Technologies Inc. Common Stock,	CommonStock		Equity
GCV	The Gabelli Convertible and Income Securities Fund, Inc. Common Stock	CommonStock		Equity
GD	General Dynamics Corporation Common Stock	CommonStock		Equity
GDDY	GoDaddy Inc. Class A Common Stock	CommonStock		Equity
GDEN	Golden Entertainment Inc COM USD.01	CommonStock		Equity
GDL	GDL Fund, The Common Shares of Beneficial Interest	CommonStock		Equity
GDLpC	GDL Fund, The Series C Cumulative Puttable and Callable Preferred Shares	StructuredProduct	Preferred Class	Equity
GDMA	Alpha Architect ETF Trust Gadsden Dynamic Multi-Asset ETF	ExchangeTradedFund		ETF
GDO	Western Asset Global Corporate Defined Opportunity Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
GDOT	Green Dot Corporation Class A Common Stock	CommonStock		Equity
GDP	Goodrich Petroleum Corporation Common stock par value $0.01 per share	CommonStock		Equity
GDRX	GoodRx Holdings Inc COM CL A	CommonStock		Equity
GDS	GDS Holdings Limited ADR	AdrCommon		Equity
GDV	The Gabelli Dividend & Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
GDVpG	The Gabelli Dividend & Income Trust 5.25% Series G Cumulative Preferred Shares, par value $0.001 per share	PreferredStock	Preferred Class	Equity
GDVpH	The Gabelli Dividend & Income Trust 5.375% Series H Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GDX	VanEck Vectors ETF Trust VanEck Vectors Gold Miners ETF	ExchangeTradedFund		ETF
GDXD	Bank of Montreal MicroSectors Gold Miners -3X Inverse Leveraged ETNs	ExchangeTradedNote		ETF
GDXJ	VanEck Vectors ETF Trust VanEck Vectors Junior Gold Miners ETF	ExchangeTradedFund		ETF
GDXU	Bank of Montreal MicroSectors Gold Miners 3X Leveraged ETN	ExchangeTradedNote		ETF
GDYN	Grid Dynamics Holdings Inc COM	CommonStock		Equity
GDYNW	Grid Dynamics Holdings Inc Wrrt EXP 030525	Warrant		Equity
GE	General Electric Company Common Stock	CommonStock		Equity
GECC	Great Elm Capital Corp COM	CommonStock		Equity
GECCL	Great Elm Capital Corp 6.50 Notes due 2022 STRUCT PROD	Unknown		Equity
GECCM	Great Elm Capital Corp 6.75 Notes due 2025 STRUCT PROD	Unknown		Equity
GECCN	Great Elm Capital Corp 6.5 NT 24 ETN	Unknown		Equity
GECCO	Great Elm Capital Corp. 5.875% Notes due 2026	Unknown		Equity
GEF	Greif, Inc. Class A common stock	CommonStock		Equity
GEF.B	Greif, Inc. Class B Common Stock	CommonStock	Class	Equity
GEG	GREAT ELM GROUP INC COM USD0.001	CommonStock		Equity
GEL	Genesis Energy, L.P. Common Units representing limited partner interests	CommonStock		Equity
GEM	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Emerging Markets Equity ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GENC	Gencor Industries Inc COM USD.1	CommonStock		Equity
GENE	Genetic Technologies Ltd SPONSORED ADR	AdrCommon		Equity
GENI	Genius Sports Limited Ordinary Shares	CommonStock		Equity
GENI.WS	Genius Sports Limited Redeemable Warrants, each whole warrant exercisable for one Ordinary Share each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GENY	Principal Millennials Index ETF ETF	ExchangeTradedFund		ETF
GEO	The GEO Group, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
GEOS	Geospace Technologies Corp COM USD.01	CommonStock		Equity
GER	Goldman Sachs MLP and Energy Renaissance Fund Common Shares	CommonStock		Equity
GERM	ETF Managers Trust ETFMG Treatments Testing and Advancements ETF	ExchangeTradedFund		Equity
GERN	Geron Corp COM USD.001	CommonStock		Equity
GES	Guess ?, Inc. Common Stock	CommonStock		Equity
GEVO	Gevo Inc COM USD.01	CommonStock		Equity
GF	The New Germany Fund, Inc. Common Stock	CommonStock		Equity
GFED	Guaranty Federal Bancshares Inc COM USD1	CommonStock		Equity
GFF	Griffon Corporation Common Stock	CommonStock		Equity
GFI	Gold Fields Limited American Depositary Shares (Each representing one ordinary share, par value Rand 0.50)	AdrCommon		Equity
GFL	GFL Environmental Inc. Subordinate Voting Shares	CommonStock		Equity
GFLU	GFL Environmental Inc. Tangible Equity Units	StructuredProduct		Equity
GFOR.U	Graf Acquisition Corp. IV Units, each consisting of one share of common stock, and one-fifth of one redeemable warrant	Unit	Units	Equity
GFX	Golden Falcon Acquisition Corp. Class A Common Stock	CommonStock		Equity
GFX.U	Golden Falcon Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
GFX.WS	Golden Falcon Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GGAL	Grupo Financiero Galicia Sa, Buenos Aires SP ADR 10 SH B	AdrCommon		Equity
GGB	Gerdau S.A. American Depositary Shares (Each Representing One Preferred Share, without par value)	AdrCommon		Equity
GGG	Graco Inc. Common Stock	CommonStock		Equity
GGM	Guggenheim Credit Allocation Fund Common Shares of Beneficial Interest	CommonStock		Equity
GGMC	Glenfarne Merger Corp COM CL A	CommonStock		Equity
GGMCU	Glenfarne Merger Corp UNITS	Unit		Equity
GGMCW	Glenfarne Merger Corp WTS	Warrant		Equity
GGN	GAMCO Global Gold, Natural Resources & Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
GGNpB	GAMCO Global Gold, Natural Resources & Income Trust 5.00% Series B Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
GGO	The Gabelli Go Anywhere Trust Common Shares of Beneficial Interest	CommonStock		Equity
GGOpA	The Gabelli Go Anywhere Trust Series A Cumulative Puttable and Callable Preferred Shares	PreferredStock	Preferred Class	Equity
GGPI	Gores Guggenheim Inc COM	CommonStock		Equity
GGPIU	Gores Guggenheim Inc UNITS	Unit		Equity
GGPIW	Gores Guggenheim Inc WRRT	Warrant		Equity
GGRW	Gabelli ETFs Trust Gabelli Growth Innovators ETF	ExchangeTradedFund		Equity
GGT	The Gabelli Multimedia Trust Inc. Common Stock	CommonStock		Equity
GGTpE	The Gabelli Multimedia Trust Inc. 5.125% Series E Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
GGTpG	The Gabelli Multimedia Trust Inc. 5.125% Series G Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GGZ	The Gabelli Global Small and Mid Cap Value Trust Common Shares of Beneficial Interest	CommonStock		Equity
GGZpA	The Gabelli Global Small and Mid Cap Value Trust 5.450% Series A Cumulative Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
GH	Guardant Health Inc COM	CommonStock		Equity
GHAC	Gaming & Hospitality Acquisition Corp COM CL A	CommonStock		Equity
GHACU	Gaming & Hospitality Acquisition Corp UNITS	Unit		Equity
GHACW	Gaming & Hospitality Acquisition Corp WT EXP 020428	Warrant		Equity
GHC	Graham Holdings Company Class B Common Stock	CommonStock		Equity
GHG	GreenTree Hospitality Group Ltd. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
GHL	Greenhill & Co., Inc. Common Stock	CommonStock		Equity
GHLD	Guild Holdings Company Class A Common Stock	CommonStock		Equity
GHM	Graham Corporation Common stock, par value $.10 per share	CommonStock		Equity
GHSI	Guardion Health Sciences Inc COM NEW	CommonStock		Equity
GHVI	Gores Holdings VI INC COM CL A	CommonStock		Equity
GHVIU	Gores Holdings VI INC UNITS	Unit		Equity
GHVIW	Gores Holdings VI INC WT EXP 082427	Warrant		Equity
GHY	PGIM Global High Yield Fund, Inc. Common Stock	CommonStock		Equity
GHYB	Goldman Sachs ETF Trust Goldman Sachs Access High Yield Corporate Bond ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GHYG	iShares US & Intl High Yield Corp Bond ETF ETF	ExchangeTradedFund		ETF
GIB	CGI Inc. Class A Subordinated Shares	CommonStock		Equity
GIC	Global Industrial Company Common Stock	CommonStock		Equity
GIFI	Gulf Island Fabrication Inc COM NPV	CommonStock		Equity
GIG	GigCapital4 Inc COM	CommonStock		Equity
GIGB	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate Bond ETF	ExchangeTradedFund		ETF
GIGE	Tidal ETF Trust - SoFi Gig Economy ETF ETF	ExchangeTradedFund		ETF
GIGGU	GigCapital4 Inc UNITS	Unit		Equity
GIGGW	GigCapital4 Inc WT EXP 020826	Warrant		Equity
GIGM	GigaMedia Ltd ORD NT10	CommonStock		Equity
GII	SPDR Index Shares Funds SPDR S&P Global Infrastructure ETF	ExchangeTradedFund		ETF
GIII	G III Apparel Group Ltd COM USD.01	CommonStock		Equity
GIIX	GORES HOLDINGS VIII INC COM CL A	CommonStock		Equity
GIIXU	GORES HOLDINGS VIII INC UNITS	Unit		Equity
GIIXW	GORES HOLDINGS VIII INC WT EXP 030128	Warrant		Equity
GIL	Gildan Activewear Inc. Common Shares	CommonStock		Equity
GILD	Gilead Sciences Inc COM USD.001	CommonStock		Equity
GILT	Gilat Satellite Networks Ltd ORD NIS.01	CommonStock		Equity
GIM	Templeton Global Income Fund Shares of Beneficial Interest	CommonStock		Equity
GINN	Goldman Sachs ETF Trust Goldman Sachs Innovate Equity ETF	ExchangeTradedFund		ETF
GIS	General Mills, Inc. Common Stock	CommonStock		Equity
GIWWU	GigInternational1 Inc UNITS	Unit		Equity
GJH	Synthetic Fixed-Income Securities, Inc. 6.375% Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2004-6, Class A-1 (Trust for United States Cellular Corporation)	StructuredProduct		Equity
GJO	Synthetic Fixed-Income Securities, Inc. 4.65% Floating Rate STRATS Certificates, Series 2005-4	StructuredProduct		Equity
GJP	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2005-6	StructuredProduct		Equity
GJR	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-1 (STRATS Trust for Proctor & Gamble Securities, Series 2006-1)	StructuredProduct		Equity
GJS	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-2 (STRATS Trust for Goldman Sachs Group Securities, Series 2006-2)	StructuredProduct		Equity
GJT	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2006-3 (STRATS Trust for Allstate Corporation Securities, Series 2006-3)	StructuredProduct		Equity
GKOS	Glaukos Corporation Common Stock	CommonStock		Equity
GL	Globe Life Inc. Common Stock	CommonStock		Equity
GLAD	Gladstone Capital Corp COM USD.001	CommonStock		Equity
GLADL	Gladstone Capital Corp 5.375 NT 2024 ETN	Unknown		Equity
GLAQ	Globis Acquisition Corp COM	CommonStock		Equity
GLAQU	Globis Acquisition Corp UNITS	Unit		Equity
GLAQW	Globis Acquisition Corp WT EXP 110125	Warrant		Equity
GLBE	Global-E Online Ltd ORD SHS	CommonStock		Equity
GLBL	Cartesian Growth Corp ORD CL A	CommonStock		Equity
GLBLU	Cartesian Growth Corp UNITS	Unit		Equity
GLBLW	Cartesian Growth Corp WT EXP 022628	Warrant		Equity
GLBS	Globus Maritime Ltd COM USD0.004	CommonStock		Equity
GLBZ	Glen Burnie Bancorp COM USD1.0	CommonStock		Equity
GLCN	VanEck Vectors ETF Trust VanEck Vectors China Growth Leaders ETF	ExchangeTradedFund		ETF
GLD	SPDR Gold Trust SPDR Gold Shares	ExchangeTradedVehicle		ETF
GLDB	Strategy Shares Gold-Hedged Bond ETF	ExchangeTradedFund		Equity
GLDD	Great Lakes Dredge & Dock Corp COM USD.01	CommonStock		Equity
GLDG	GoldMining Inc. Common Shares	CommonStock		Equity
GLDI	Credit Suisse X-Links Gold Shares Covered Call ETNs due February 2 2033 STRUCT PRODUCT	ExchangeTradedFund		ETF
GLDM	World Gold Trust SPDR Gold MiniShares	ExchangeTradedVehicle		ETF
GLEO	Galileo Acquisition Corp. Ordinary Shares	CommonStock		Equity
GLEO.U	Galileo Acquisition Corp. Units, each consisting of one Ordinary Share and one Redeemable Warrant	Unit	Units	Equity
GLEO.WS	Galileo Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
GLG	TD Holdings Inc COM USD0.001	CommonStock		Equity
GLHA	Glass Houses Acquisition Corp COM	CommonStock		Equity
GLHAU	Glass Houses Acquisition Corp UNITS	Unit		Equity
GLHAW	Glass Houses Acquisition Corp Wrrt	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GLIF	AGF Investments Trust AGFiQ Global Infrastructure ETF	ExchangeTradedFund		ETF
GLIN	VanEck Vectors ETF Trust VanEck Vectors India Growth Leaders ETF	ExchangeTradedFund		ETF
GLL	ProShares Trust II ProShares UltraShort Gold	ExchangeTradedVehicle		ETF
GLMD	Galmed Pharmaceuticals Ltd ORD NIS.01	CommonStock		Equity
GLNG	Golar LNG Ltd COM USD1.	CommonStock		Equity
GLO	Clough Global Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
GLOB	Globant S.A. Common Shares	CommonStock		Equity
GLOGpA	GasLog Ltd. 8.75% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
GLOP	GasLog Partners LP Common Units representing limited partner interests	CommonStock		Equity
GLOPpA	GasLog Partners LP 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	Preferred Class	Equity
GLOPpB	GasLog Partners LP 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	Preferred Class	Equity
GLOPpC	GasLog Partners LP 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units	PreferredStock	Preferred Class	Equity
GLP	Global Partners LP Common Units Representing Limited Partner Interests	CommonStock		Equity
GLPG	Galapagos NV SPON ADR	AdrCommon		Equity
GLPI	Gaming and Leisure Properties Inc COM USD0.01	CommonStock		Equity
GLPpA	Global Partners LP 9.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
GLPpB	Global Partners LP 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
GLQ	Clough Global Equity Fund Common Shares of Beneficial Interest	CommonStock		Equity
GLRE	Greenlight Capital Re Ltd CL A ORD USD.1	CommonStock		Equity
GLRY	Northern Lights Fund Trust IV Inspire Faithward Mid Cap Momentum ESG ETF	ExchangeTradedFund		ETF
GLSI	Greenwich Lifesciences Inc COM	CommonStock		Equity
GLSPT	Global SPAC Partners Co SUBUNITS	Unknown		Equity
GLSPU	Global SPAC Partners Co UNITS	Unit		Equity
GLSPW	Global SPAC Partners Co WT EXP 113027	Warrant		Equity
GLT	Glatfelter Corporation Common Stock, $0.01 par value	CommonStock		Equity
GLTO	Galecto Inc COM USD.00001	CommonStock		Equity
GLTR	Aberdeen Standard Precious Metals Basket ETF Trust Aberdeen Standard Physical Precious Metals Basket Shares ETF	ExchangeTradedVehicle		ETF
GLU	The Gabelli Global Utility & Income Trust Common Shares of Beneficial Ownership	CommonStock		Equity
GLUE	Monte Rosa Therapeutics, Inc. Common Stock	CommonStock		Equity
GLUpA	The Gabelli Global Utility & Income Trust Series A Cumulative Puttable and Callable Preferred Shares	PreferredStock	Preferred Class	Equity
GLUpB	The Gabelli Global Utility & Income Trust Series B Cumulative Puttable and Callable	PreferredStock	Preferred Class	Equity
GLV	Clough Global Dividend and Income Fund Common Shares of beneficial interest	CommonStock		Equity
GLW	Corning Incorporated Common Stock	CommonStock		Equity
GLYC	GlycoMimetics Inc COM USD.001	CommonStock		Equity
GLpC	Globe Life Inc. 6.125% Junior Subordinated Debentures due 2056	StructuredProduct	Preferred Class	Equity
GLpD	Globe Life Inc. 4.25% Junior Subordinated Debentures due 2061	StructuredProduct	Preferred Class	Equity
GM	General Motors Company Common Stock	CommonStock		Equity
GMAB	Genmab A/S SPONSORED ADR	AdrCommon		Equity
GMBL	eSports Entertainment Group Inc COM	CommonStock		Equity
GMBLW	eSports Entertainment Group Inc *W EXP 99/99/9999	Warrant		Equity
GMBT	Queens Gambit Growth Capital COM CL A	CommonStock		Equity
GMBTU	Queens Gambit Growth Capital UNITS	Unit		Equity
GMBTW	Queens Gambit Growth Capital WT EXP 011926	Warrant		Equity
GMDA	Gamida Cell Ltd ORD	CommonStock		Equity
GME	GameStop Corp. Class A Common Stock	CommonStock		Equity
GMED	Globus Medical, Inc. Class A Common Stock	CommonStock		Equity
GMF	SPDR Index Shares Funds SPDR S&P Emerging Asia Pacific ETF	ExchangeTradedFund		ETF
GMII	Gores Metropoulos II Inc COM	CommonStock		Equity
GMIIU	Gores Metropoulos II Inc UNIT	Unit		Equity
GMIIW	Gores Metropoulos II Inc Wrrt	Warrant		Equity
GMOM	Cambria Global Momentum ETF ETF	ExchangeTradedFund		ETF
GMRE	Global Medical REIT Inc. Common Stock	CommonStock		Equity
GMREpA	Global Medical REIT Inc. Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
GMS	GMS Inc. Common Stock	CommonStock		Equity
GMTX	Gemini Therapeutics Inc COM CL A	CommonStock		Equity
GNAC	Group Nine Acquisition Corp COM CL A	CommonStock		Equity
GNACU	Group Nine Acquisition Corp UNIT	Unit		Equity
GNACW	Group Nine Acquisition Corp WT EXP 011426	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GNAF	Bank of Montreal MicroSectors FANG+ Index Inverse ETNs due January 8, 2038	ExchangeTradedNote		ETF
GNCA	Genocea Biosciences Inc COM USD.001	CommonStock		Equity
GNE	Genie Energy Ltd. Class B Common Stock, $0.01par value	CommonStock		Equity
GNEpA	Genie Energy Ltd. Series 2012-A Preferred Stock	PreferredStock	Preferred Class	Equity
GNFT	Genfit SA ADS	AdrCommon		Equity
GNK	Genco Shipping & Trading Limited Common Stock	CommonStock		Equity
GNL	Global Net Lease, Inc. Common Stock	CommonStock		Equity
GNLN	Greenlane Holdings Inc COM CL A	CommonStock		Equity
GNLpA	Global Net Lease, Inc. 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
GNLpB	Global Net Lease, Inc. 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
GNMA	iShares GNMA Bond ETF ETF	ExchangeTradedFund		ETF
GNOG	Golden Nugget Online Gaming Inc CL A	CommonStock		Equity
GNOM	Global X Funds - Global X Genomics & Biotechnology ETF ETF	ExchangeTradedFund		ETF
GNPK	Genesis Park Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
GNPK.U	Genesis Park Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
GNPK.WS	Genesis Park Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
GNPX	Genprex Inc COM 0.001 USD	CommonStock		Equity
GNR	SPDR Index Shares Funds SPDR S&P Global Natural Resources ETF	ExchangeTradedFund		ETF
GNRC	Generac Holdings Inc. Common Stock	CommonStock		Equity
GNSS	Genasys Inc COM USD.00001	CommonStock		Equity
GNT	GAMCO Natural Resources, Gold & Income Trust Common Stock, $0.001 par value	CommonStock		Equity
GNTX	Gentex Corporation COM USD.06	CommonStock		Equity
GNTY	Guaranty Bancshares Inc COM USD1	CommonStock		Equity
GNTpA	GAMCO Natural Resources, Gold & Income Trust 5.20% Series A Cumulative Preferred Shares, par value $0.001 per share	PreferredStock	Preferred Class	Equity
GNUS	Genius Brands International Inc COM	CommonStock		Equity
GNW	Genworth Financial, Inc. Class A Common Stock	CommonStock		Equity
GO	Grocery Outlet Inc COM USD0.001	CommonStock		Equity
GOAC	GO Acquisition Corp. Class A Common Stock	CommonStock		Equity
GOAC.U	GO Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	Unit	Units	Equity
GOAC.WS	GO Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
GOAT	VanEck Vectors Morningstar Global Wide Moat ETF ETF	ExchangeTradedFund		ETF
GOAU	ETF Series Solutions US Global GO GOLD and Precious Metal Miners ETF	ExchangeTradedFund		ETF
GOCO	GoHealth Inc COM CL A USD0.0001	CommonStock		Equity
GOED	1847 Goedeker Inc. Common Stock	CommonStock		Equity
GOED.WS	1847 Goedeker Inc. Warrants to Purchase Common Stock	Warrant	Warrants	Equity
GOEV	Canoo Inc COM CL A	CommonStock		Equity
GOEVW	Canoo Inc WT EXP 122125	Warrant		Equity
GOEX	Global X Funds Global X Gold Explorers ETF	ExchangeTradedFund		ETF
GOF	Guggenheim Strategic Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
GOGL	Golden Ocean Group Ltd COM USD.01	CommonStock		Equity
GOGO	Gogo Inc COM USD0.0001	CommonStock		Equity
GOL	Gol Linhas Aéreas Inteligentes S.A. American Depositary Share (each representing two (2) preferred shares)	AdrCommon		Equity
GOLD	Barrick Gold Corporation Common Shares	CommonStock		Equity
GOLF	Acushnet Holdings Corp. Common Stock, par value $0.001 per share	CommonStock		Equity
GOOD	Gladstone Commercial Corp COM USD.001	CommonStock		Equity
GOODM	Gladstone Commercial Corp PFD SER D	PreferredStock		Equity
GOODN	Gladstone Commercial Corp PFD SER E	PreferredStock		Equity
GOOG	Alphabet Inc CL C COM USD.001	CommonStock		Equity
GOOGL	Alphabet Inc CL A COM USD.001	CommonStock		Equity
GOOS	Canada Goose Holdings Inc. Subordinate voting shares, no par value	CommonStock		Equity
GORO	Gold Resource Corporation Common stock	CommonStock		Equity
GOSS	Gossamer Bio Inc COM	CommonStock		Equity
GOTU	Gaotu Techedu Inc. American Depositary Shares, three of which representing two Class A Ordinary Shares	AdrCommon		Equity
GOVT	iShares U.S. Treasury Bond ETF ETF	ExchangeTradedFund		ETF
GOVX	Geovax Labs Inc COM USD.001	CommonStock		Equity
GOVXW	GeoVax Labs, Inc. Warrants	Warrant		Equity
GOVZ	Ishares 25 Year Treasury Strips Bond ETF ETF	ExchangeTradedFund		ETF
GP	Greenpower Motor Co Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GPAC	Global Partner Acquisition Corp II COM	CommonStock		Equity
GPACU	Global Partner Acquisition Corp II UNIT	Unit		Equity
GPACW	Global Partner Acquisition Corp II WT EXP 010626	Warrant		Equity
GPC	Genuine Parts Company Common Stock	CommonStock		Equity
GPCOU	Golden Path Acquisition Corp UNIT	Unit		Equity
GPI	Group 1 Automotive, Inc. Common Stock	CommonStock		Equity
GPJA	Georgia Power Company Series 2017A 5.00% Junior Subordinated Notes due October 1, 2077	StructuredProduct		Equity
GPK	Graphic Packaging Holding Company Common Stock	CommonStock		Equity
GPL	Great Panther Mining Limited Common Shares	CommonStock		Equity
GPM	Guggenheim Enhanced Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
GPMT	Granite Point Mortgage Trust Inc. Common Stock	CommonStock		Equity
GPN	Global Payments Inc. Common Stock	CommonStock		Equity
GPOR	Gulfport Energy Corporation Common Stock	CommonStock		Equity
GPP	Green Plains Partners LP COM LP UNIT NPV	Unit		Equity
GPRE	Green Plains Inc COM USD.001	CommonStock		Equity
GPRK	GeoPark Limited Common shares, par value US$0.001 per share	CommonStock		Equity
GPRO	GoPro Inc CL A COM USD.0001	CommonStock		Equity
GPS	Gap, Inc. Common Stock	CommonStock		Equity
GPX	GP Strategies Corporation Common Stock	CommonStock		Equity
GQRE	FlexShares Trust FlexShares Global Quality Real Estate Index Fund	ExchangeTradedFund		ETF
GRA	W.R. Grace & Co. Common Stock	CommonStock		Equity
GRAY	Graybug Vision Inc COM USD.0001	CommonStock		Equity
GRBK	Green Brick Partners Inc COM NPV	CommonStock		Equity
GRC	The Gorman-Rupp Company Common Shares, without par value	CommonStock		Equity
GRCL	Gracell Biotechhnologies Inc ADR	AdrCommon		Equity
GRCY	Greencity Acquisition Corporation COM	CommonStock		Equity
GRCYU	Greencity Acquisition Corporation UNITS	Unit		Equity
GRCYW	Greencity Acquisition Corporation WT EXP 043026	Warrant		Equity
GREK	Global X Funds Global X MSCI Greece ETF	ExchangeTradedFund		ETF
GRES	IndexIQ ETF Trust IQ Global Resources ETF	ExchangeTradedFund		ETF
GRF	Eagle Capital Growth Fund Inc Common Stock	CommonStock		Equity
GRFS	Grifols S.A. SPON ADR RP .5 CL B	AdrCommon		Equity
GRID	First Trust NASDAQ Clean Edge Smart Grid Infrastructure Index Fund ETF	ExchangeTradedFund		ETF
GRIL	Muscle Maker Inc COM	CommonStock		Equity
GRIN	Grindrod Shipping Holdings Ltd COM USD1	CommonStock		Equity
GRMN	Garmin Ltd COM USD.01	CommonStock		Equity
GRN	Barclays Bank PLC iPath Series B Carbon Exchange-Traded Notes	ExchangeTradedNote		Equity
GRNB	VanEck Vectors ETF Trust VanEck Vectors Green Bond ETF	ExchangeTradedFund		ETF
GRNQ	Greenpro Capital Corp COM	CommonStock		Equity
GRNV	Greenvision Acquisition Corp COM	CommonStock		Equity
GRNVR	GreenVision Acquisition Corp Rights	Right		Equity
GRNVU	Greenvision Acquisition Corp UNIT	Unit		Equity
GRNVW	Greenvision Acquisition Corp WT EXP 102824	Warrant		Equity
GROM	Grom Social Enterprises Inc COM	CommonStock		Equity
GROMW	Grom Social Enterprises Inc WT EXP 061726	Warrant		Equity
GROW	U.S. Global Investors Inc CL A COM USD.05	CommonStock		Equity
GROY	Gold Royalty Corp. Common Shares	CommonStock		Equity
GROY.WS	Gold Royalty Corp. Warrants, each warrant exercisable for one common share at an exercise price of $7.50	Warrant	Warrants	Equity
GRP.U	Granite Real Estate Investment Trust Stapled Units, each consisting of one unit of Granite Real Estate Investment Trust and one common share of Granite REIT Inc.	Unit	Units	Equity
GRPN	Groupon Inc COM USD0.0001	CommonStock		Equity
GRSV	Gores Holdings V Inc COM CL A	CommonStock		Equity
GRSVU	Gores Holdings V Inc UNIT	Unit		Equity
GRSVW	Gores Holdings V Inc WT EXP 080525	Warrant		Equity
GRTS	Gritstone Bio Inc COM	CommonStock		Equity
GRTX	Galera Therapeutics Inc COM	CommonStock		Equity
GRU	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the ICE BofAML Commodity Index eXtra Grains Total Return	ExchangeTradedNote		ETF
GRUB	Just Eat Takeaway.com N.V. UNSPONSRED ADS	AdrCommon		Equity
GRVI	Grove, Inc. Common Stock	CommonStock		Equity
GRVY	GRAVITY Co Ltd ADR	AdrCommon		Equity
GRWG	GrowGeneration Corp COM	CommonStock		Equity
GRX	The Gabelli Healthcare & Wellness Trust Common Shares of Beneficial Interest	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
GS	Goldman Sachs Group, Inc., The Common Stock	CommonStock		Equity
GSAH	GS Acquisition Holdings Corp II Class A Common Stock	CommonStock		Equity
GSAH.U	GS Acquisition Holdings Corp II Units, each consisting of one share of Class A Common Stock and one quarter of one redeemable Warrant	Unit	Units	Equity
GSAH.WS	GS Acquisition Holdings Corp II Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
GSAQ	Global Synergy Acquisition Corp CL A SHS	CommonStock		Equity
GSAQU	Global Synergy Acquisition Corp UNIT	Unit		Equity
GSAQW	Global Synergy Acquisition Corp WT EXP 122225	Warrant		Equity
GSAT	Globalstar Inc. Voting Common Stock par value $0.0001 per share	CommonStock		Equity
GSBC	Great Southern Bancorp Inc COM NPV	CommonStock		Equity
GSBD	Goldman Sachs BDC, Inc. Common Stock	CommonStock		Equity
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF	ExchangeTradedFund		Equity
GSEU	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Europe Equity ETF	ExchangeTradedFund		ETF
GSEV	Gores Holdings VII Inc COM CL A	CommonStock		Equity
GSEVU	Gores Holdings VII Inc UNITS	Unit		Equity
GSEVW	Gores Holdings VII Inc WT EXP 022528	Warrant		Equity
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF ETF	ExchangeTradedFund		ETF
GSG	iShares S&P GSCI Commodity-Indexed Trust Shares (Units of Beneficial Interest)	ExchangeTradedVehicle		ETF
GSHD	Goosehead Insurance Inc COM Cl A USD0.01	CommonStock		Equity
GSID	Goldman Sachs MarketBeta International Equity ETF	ExchangeTradedFund		Equity
GSIE	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta International Equity ETF	ExchangeTradedFund		ETF
GSIG	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate 1-5 Year Bond ETF	ExchangeTradedFund		ETF
GSIT	GSI Technology Inc COM USD.001	CommonStock		Equity
GSJY	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Japan Equity ETF	ExchangeTradedFund		ETF
GSK	GlaxoSmithKline plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon		Equity
GSKY	GreenSky Inc COM CL A	CommonStock		Equity
GSL	Global Ship Lease, Inc. Class A Common Shares	CommonStock		Equity
GSLC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Large Cap Equity ETF	ExchangeTradedFund		ETF
GSLD	Global Ship Lease, Inc. 8.00% Senior Notes due 2024	StructuredProduct		Equity
GSLpB	Global Ship Lease, Inc. Depositary Shares, each of which represents a 1/100th interest in a share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
GSM	Ferroglobe PLC ORD USD7.5	CommonStock		Equity
GSMG	Glory Star New Media Group Holdings Limited COM	CommonStock		Equity
GSMGW	Glory Star New Media Group Holdings Limited WT exp 021325	Warrant		Equity
GSP	Barclays Bank PLC iPath S&P GSCI Total Return Index ETN	ExchangeTradedNote		ETF
GSPY	Tidal ETF Trust Gotham Enhanced 500 ETF	ExchangeTradedFund		ETF
GSQB.U	G Squared Ascend II Inc. Units, each consisting of one Class A ordinary share and one-third of a redeemable Warrant to acquire one Class A ordinary shares	Unit	Units	Equity
GSQD	G Squared Ascend I Inc. Class A Ordinary Shares	CommonStock		Equity
GSQD.U	G Squared Ascend I Inc. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant to acquire one Class A ordinary share	Unit	Units	Equity
GSQD.WS	G Squared Ascend I Inc. Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
GSS	Golden Star Resources Ltd. Common Stock	CommonStock		Equity
GSSC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Small Cap Equity ETF	ExchangeTradedFund		ETF
GSST	Goldman Sachs ETF Trust - Goldman Sachs Access Ultra Short Bond ETF ETF	ExchangeTradedFund		ETF
GSUS	Goldman Sachs MarketBeta US Equity ETF	ExchangeTradedFund		ETF
GSV	Gold Standard Ventures Corp. Common Stock	CommonStock		Equity
GSY	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Ultra Short Duration ETF	ExchangeTradedFund		ETF
GSpA	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of Floating Rate Non-Cumulative Preferrred Stock, Series A, Liquidation preference $25)	PreferredStock	Preferred Class	Equity
GSpC	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of Floating Rate Non-Cumulative Preferred Stock, Series C, Par Value $0.01)	PreferredStock	Preferred Class	Equity
GSpD	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1,000th Share of Floating Rate Non-Cumulative Preferred Stock, Series D)	PreferredStock	Preferred Class	Equity
GSpJ	Goldman Sachs Group, Inc., The Depositary Shares, Each Representing 1/1,000th Interest in a Share of 5.50% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
GSpK	Goldman Sachs Group, Inc., The Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.375% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
GT	Goodyear Tire & Rubber Co COM NPV	CommonStock		Equity
GTBP	GT Biopharma Inc COM USD.5	CommonStock		Equity
GTE	Gran Tierra Energy Inc Common Stock	CommonStock		Equity
GTEC	Greenland Technologies Holding Corp COM	CommonStock		Equity
GTES	Gates Industrial Corporation plc Ordinary shares, $0.01 par value per share	CommonStock		Equity
GTH	Genetron Holdings Ltd ADS	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
GTHX	G1 Therapeutics Inc COM USD.0001	CommonStock		Equity
GTIM	Good Times Restaurants Inc COM USD.001	CommonStock		Equity
GTIP	Goldman Sachs ETF Trust - Goldman Sachs Access Inflation Protected USD Bond ETF ETF	ExchangeTradedFund		ETF
GTLS	Chart Industries, Inc. Common Stock	CommonStock		Equity
GTN	Gray Television, Inc. Common Stock	CommonStock		Equity
GTN.A	Gray Television, Inc. Class A Common Stock	CommonStock	Class	Equity
GTO	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Total Return Bond ETF	ExchangeTradedFund		ETF
GTPA	Gores Technology Partners Inc COM CL A	CommonStock		Equity
GTPAU	Gores Technology Partners Inc UNITS	Unit		Equity
GTPAW	Gores Technology Partners Inc WT EXP 031628	Warrant		Equity
GTPB	Gores Technology Partners II Inc COM CL A	CommonStock		Equity
GTPBU	Gores Technology Partners II Inc UNITS	Unit		Equity
GTPBW	Gores Technology Partners II Inc WT EXP 031628	Warrant		Equity
GTS	Triple-S Management Corporation Common Stock	CommonStock		Equity
GTT	GTT Communications, Inc. Common Stock	CommonStock		Equity
GTX	Garrett Motion Inc COM	CommonStock		Equity
GTY	Getty Realty Corp. Common Stock	CommonStock		Equity
GTYH	GTY Technology Holdings Inc CL A COM NPV	CommonStock		Equity
GUNR	FlexShares Trust FlexShares Morningstar Global Upstream Natural Resources Index Fund	ExchangeTradedFund		ETF
GURE	Gulf Resources Inc COM USD.001	CommonStock		Equity
GURU	Global X Funds Global X Guru Index ETF	ExchangeTradedFund		ETF
GUSH	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 2X Shares	ExchangeTradedFund		ETF
GUT	Gabelli Utility Trust (The) Common Stock	CommonStock		Equity
GUTpA	Gabelli Utility Trust (The) 5.625% Series A Cumulative Preferred Shares, $0.001 par value	PreferredStock	Preferred Class	Equity
GUTpC	Gabelli Utility Trust (The) 5.375% Series C Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
GVA	Granite Construction Incorporated Common Stock	CommonStock		Equity
GVAL	Cambria Global Value ETF	ExchangeTradedFund		ETF
GVI	iShares Intermediate Government/Credit Bond ETF INTRM GOV/CRE	ExchangeTradedFund		ETF
GVIP	Goldman Sachs ETF Trust Goldman Sachs Hedge Industry VIP ETF	ExchangeTradedFund		ETF
GVP	GSE Systems Inc COM USD.01	CommonStock		Equity
GWAC	Good Works Acquisition Corp COM	CommonStock		Equity
GWACW	Good Works Acquisition Corp WT EXP 102225	Warrant		Equity
GWB	Great Western Bancorp, Inc. Common stock	CommonStock		Equity
GWGH	GWG Holdings Inc COM USD.001	CommonStock		Equity
GWRE	Guidewire Software, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
GWRS	Global Water Resources Inc COM USD.01	CommonStock		Equity
GWW	W.W. Grainger, Inc. Common Stock	CommonStock		Equity
GWX	SPDR Index Shares Funds SPDR S&P International Small Cap ETF	ExchangeTradedFund		ETF
GXC	SPDR Index Shares Funds SPDR S&P China ETF	ExchangeTradedFund		ETF
GXF	Global X Funds Global X FTSE Nordic Region ETF	ExchangeTradedFund		ETF
GXG	Global X Funds Global X MSCI Colombia ETF	ExchangeTradedFund		ETF
GXGX	GX Acquisition Corp COM CL A	CommonStock		Equity
GXGXU	GX Acquisition Corp UNITS	Unit		Equity
GXGXW	GX Acquisition Corp WT EXP 052426	Warrant		Equity
GXII	GX Acquisition Corp II COM CL A	CommonStock		Equity
GXIIU	GX Acquisition Corp II UNITS	Unit		Equity
GXIIW	GX Acquisition Corp II WT EXP 031726	Warrant		Equity
GXTG	Global X Thematic Growth ETF ETF	ExchangeTradedFund		ETF
GYLD	Arrow ETF Trust Arrow Dow Jones Global Yield ETF	ExchangeTradedFund		ETF
GYRO	Gyrodyne LLC COM USD1	CommonStock		Equity
H	Hyatt Hotels Corporation Class A Common Stock	CommonStock		Equity
HA	Hawaiian Holdings Inc COM USD.01	CommonStock		Equity
HAAC	Health Assurance Acquisition Corp COM CL A	CommonStock		Equity
HAACU	Health Assurance Acquisition Corp UNIT	Unknown		Equity
HAACW	Health Assurance Acquisition Corp WT EXP 111225	Warrant		Equity
HACK	ETF Managers Trust ETFMG Prime Cyber Security ETF	ExchangeTradedFund		ETF
HAE	Haemonetics Corporation Common Stock	CommonStock		Equity
HAFC	Hanmi Financial Corp COM NPV	CommonStock		Equity
HAIL	SPDR Series Trust SPDR S&P Kensho Smart Mobility ETF	ExchangeTradedFund		ETF
HAIN	Hain Celestial Group Inc (The) COM USD.01	CommonStock		Equity
HAL	Halliburton Company Common Stock	CommonStock		Equity
HALL	Hallmark Financial Services Inc COM USD.03	CommonStock		Equity
HALO	Halozyme Therapeutics Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
HAP	VanEck Vectors ETF Trust VanEck Vectors Natural Resources ETF	ExchangeTradedFund		ETF
HAPP	Happiness Biotech Grp Ltd ORD	CommonStock		Equity
HARP	Harpoon Therapeutics Inc COM	CommonStock		Equity
HART	IndexIQ ETF Trust IQ Healthy Hearts ETF	ExchangeTradedFund		Equity
HAS	Hasbro Inc. COM USD.5	CommonStock		Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc. Common Stock, $0.01 par value	CommonStock		Equity
HAUZ	DBX ETF Trust Xtrackers International Real Estate ETF	ExchangeTradedFund		ETF
HAWX	iShares Trust iShares Currency Hedged MSCI ACWI ex U.S. ETF	ExchangeTradedFund		ETF
HAYN	Haynes International Inc COM NEW	CommonStock		Equity
HAYW	Hayward Holdings, Inc. Common Stock	CommonStock		Equity
HBAN	Huntington Bancshares Inc COM NPV	CommonStock		Equity
HBANM	Huntington Bancshares Inc 5.7 DP SH PFD I	Unknown		Equity
HBANN	Huntington Bancshares Inc DEP SHRS PFD C	PreferredStock		Equity
HBANO	Huntington Bancshares Inc DEP SHS PFD D	AdrCommon		Equity
HBANP	Huntington Bancshares Inc 4.50 DEP PFD H	PreferredStock		Equity
HBB	Hamilton Beach Brands Holding Company Class A common stock, par value $0.01 per share	CommonStock		Equity
HBCP	Home Bancorp Inc COM USD.01	CommonStock		Equity
HBI	Hanesbrands Inc. Common Stock	CommonStock		Equity
HBIO	Harvard Bioscience Inc COM USD.01	CommonStock		Equity
HBM	Hudbay Minerals Inc. Common Shares	CommonStock		Equity
HBMD	Howard Bancorp Inc COM USD0.01	CommonStock		Equity
HBNC	Horizon Bancorp Inc COM NPV	CommonStock		Equity
HBP	Huttig Building Products Inc COM NPV	CommonStock		Equity
HBT	HBT Financial Inc COM	CommonStock		Equity
HCA	HCA Healthcare, Inc. Common Stock	CommonStock		Equity
HCAPZ	Harvest Capital Credit Corp 6.125 Notes due 2022 STRUCT PROD	Unknown		Equity
HCAQ	HealthCor Catalio Acquisition Corp COM CL A	CommonStock		Equity
HCAR	Healthcare Services Acquisition Corporation Class A Common Stock	CommonStock		Equity
HCARU	Healthcare Services Acquisition Corp UNIT	Unit		Equity
HCARW	Healthcare Services Acquisition Corporation Warrant	Warrant		Equity
HCAT	Health Catalyst Inc COM	CommonStock		Equity
HCC	Warrior Met Coal, Inc. Common Stock	CommonStock		Equity
HCCC	Healthcare Capital Corp COM CL A	CommonStock		Equity
HCCCU	Healthcare Capital Corp UNITS	Unit		Equity
HCCCW	Healthcare Capital Corp C/WTS 31/12/25	Warrant		Equity
HCCI	Heritage-Crystal Clean Inc COM USD.01	CommonStock		Equity
HCDI	Harbor Custom Development Inc COM	CommonStock		Equity
HCDIP	Harbor Custom Development Inc 8.0 SER A PFD	PreferredStock		Equity
HCDIW	Harbor Custom Development Inc WT EXP 050926	Warrant		Equity
HCHC	HC2 Holdings, Inc. Common Stock	CommonStock		Equity
HCI	HCI Group, Inc. Common shares, no par value	CommonStock		Equity
HCIC	Hennessy Capital Investment Corp V COM CL A	CommonStock		Equity
HCICU	Hennessy Capital Investment Corp V UNITS	Unit		Equity
HCICW	Hennessy Capital Investment Corp V WT EXP 012028	Warrant		Equity
HCII	Hudson Executive Investment Corp II COM CL A	CommonStock		Equity
HCIIU	Hudson Executive Investment Corp II UNIT	Unit		Equity
HCIIW	Hudson Executive Investment Corp II WT EXP 013127	Warrant		Equity
HCKT	Hackett Group Inc (The) COM USD.001	CommonStock		Equity
HCM	HUTCHMED (China) Limited ADR	AdrCommon		Equity
HCNEU	Jaws Hurricane Acquisition Corp UNITS	Unit		Equity
HCRB	Hartford Core Bond ETF ETF	ExchangeTradedFund		ETF
HCSG	Healthcare Services Group Inc COM USD1	CommonStock		Equity
HCXY	Hercules Capital, Inc. 6.25% Notes due 2033	StructuredProduct		Equity
HCXZ	Hercules Capital, Inc. 5.25% Notes due 2025	StructuredProduct		Equity
HD	The Home Depot, Inc. Common Stock	CommonStock		Equity
HDAW	DBX ETF Trust Xtrackers MSCI All World ex US High Dividend Yield Equity ETF	ExchangeTradedFund		ETF
HDB	HDFC Bank Limited American Depository Shares (Each representing three Equity Shares)	AdrCommon		Equity
HDEF	DBX ETF Trust Xtrackers MSCI EAFE High Dividend Yield Equity ETF	ExchangeTradedFund		ETF
HDG	ProShares Trust ProShares Hedge Replication ETF	ExchangeTradedFund		ETF
HDGE	AdvisorShares Trust AdvisorShares Ranger Equity Bear ETF	ExchangeTradedFund		Equity
HDIV	Exchange Listed Funds Trust QRAFT AI-Enhanced U.S. High Dividend ETF	ExchangeTradedFund		ETF
HDLB	UBS AG ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049	ExchangeTradedNote		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
HDMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Developed International ETF	ExchangeTradedFund		ETF
HDRO	ETF Series Solutions Defiance Next Gen H2 ETF	ExchangeTradedFund		Equity
HDSN	Hudson Technologies Inc COM USD.01	CommonStock		Equity
HDV	iShares Trust iShares Core High Dividend ETF	ExchangeTradedFund		ETF
HE	Hawaiian Electric Industries, Inc. Common Stock	CommonStock		Equity
HEAR	Turtle Beach Corp COM USD.001	CommonStock		Equity
HEDJ	WisdomTree Trust WisdomTree Europe Hedged Equity Fund	ExchangeTradedFund		ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF ETF	ExchangeTradedFund		ETF
HEES	H&E Equipment Services Inc COM USD	CommonStock		Equity
HEFA	iShares Currency Hedged MSCI EAFE ETF ETF	ExchangeTradedFund		ETF
HEGD	Swan Hedged Equity US Large Cap ETF ETF	ExchangeTradedFund		Equity
HEI	HEICO Corporation Common Stock	CommonStock		Equity
HEI.A	HEICO Corporation Class A Common Stock	CommonStock	Class	Equity
HELE	Helen of Troy Ltd COM USD.1	CommonStock		Equity
HELX	Franklin Genomic Advancements ETF ETF	ExchangeTradedFund		ETF
HEP	Holly Energy Partners, L.P. Common Unitsrepresenting limited partner interests	CommonStock		Equity
HEPA	Hepion Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
HEQ	John Hancock Hedged Equity & Income Fund Common Shares of Beneficial Interest, $0.01 Par Value	CommonStock		Equity
HERA	FTAC Hera Acquisition Corp ORD CL A	CommonStock		Equity
HERAU	FTAC Hera Acquisition Corp UNITS	Unit		Equity
HERAW	FTAC Hera Acquisition Corp WT EXP 022826	Warrant		Equity
HERD	Pacer Funds Trust - Cash Cows Fund ETF	ExchangeTradedFund		ETF
HERO	Global X Video Games & Esports ETF ETF	ExchangeTradedFund		ETF
HES	Hess Corporation Common Stock	CommonStock		Equity
HESM	Hess Midstream LP Class A shares representing limited partner interests	CommonStock		Equity
HEWC	iShares Trust iShares Currency Hedged MSCI Canada ETF	ExchangeTradedFund		ETF
HEWG	iShares Currency Hedged MSCI Germany ETF ETF	ExchangeTradedFund		ETF
HEWJ	iShares Trust iShares Currency Hedged MSCI Japan ETF	ExchangeTradedFund		ETF
HEWU	iShares Trust iShares Currency Hedged MSCI United Kingdom ETF	ExchangeTradedFund		ETF
HEWW	iShares Trust iShares Currency Hedged MSCI Mexico ETF	ExchangeTradedFund		ETF
HEXO	HEXO Corp. Common Shares	CommonStock		Equity
HEZU	iShares Trust iShares Currency Hedged MSCI Eurozone ETF	ExchangeTradedFund		ETF
HFBL	Home Federal Bancorp/LA COM USD0.01	CommonStock		Equity
HFC	HollyFrontier Corporation Common Stock	CommonStock		Equity
HFFG	HF Foods Group Inc COM USD.0001	CommonStock		Equity
HFRO	Highland Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
HFROpA	Highland Income Fund 5.375% Series A Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
HFWA	Heritage Financial Corp COM NPV	CommonStock		Equity
HFXI	IndexIQ ETF Trust IQ 50 Percent Hedged FTSE International ETF	ExchangeTradedFund		ETF
HGBL	Heritage Global Inc COM NPV	CommonStock		Equity
HGEN	Humanigen Inc COM USD.001	CommonStock		Equity
HGH	The Hartford Financial Services Group, Inc. 7.875% Fixed-To-Floating Rate Junior Subordinated Debentures due 2042	StructuredProduct		Equity
HGLB	Highland Global Allocation Fund Common Shares of Beneficial Interest	CommonStock		Equity
HGSH	China HGS Real Estate Inc COM USD.001	CommonStock		Equity
HGV	Hilton Grand Vacations Inc. Common stock	CommonStock		Equity
HHC	The Howard Hughes Corporation Common Stock	CommonStock		Equity
HHLA	HH&L Acquisition Co. Class A Ordinary Shares	CommonStock		Equity
HHLA.U	HH&L Acquisition Co. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
HHLA.WS	HH&L Acquisition Co. Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HHR	HeadHunter Group PLC ADR	AdrCommon		Equity
HI	Hillenbrand, Inc. Common Stock	CommonStock		Equity
HIBB	Hibbett Sports Inc COM USD.01	CommonStock		Equity
HIBL	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bull 3X Shares	ExchangeTradedFund		ETF
HIBS	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bear 3X Shares	ExchangeTradedFund		Equity
HIE	Miller/Howard High Income Equity Fund Common Shares of Beneficial Interest	CommonStock		Equity
HIFS	Hingham Institution for Savings COM NPV	CommonStock		Equity
HIG	The Hartford Financial Services Group, Inc. Common Stock	CommonStock		Equity
HIGA	H.I.G. Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
HIGA.U	H.I.G. Acquisition Corp. Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
HIGA.WS	H.I.G. Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HIGpG	The Hartford Financial Services Group, Inc. Depositary Shares each representing a 1/1000th interest in a share of 6.000% Non-Cumulative Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
HIHO	Highway Holdings Ltd COM USD.01	CommonStock		Equity
HII	Huntington Ingalls Industries, Inc. Common Stock	CommonStock		Equity
HIII	Hudson Executive Investment Corp III COM CL A	CommonStock		Equity
HIIIU	Hudson Executive Investment Corp III UNITS	Unit		Equity
HIIIW	Hudson Executive Investment Corp III WRRTS	Warrant		Equity
HIL	Hill International, Inc. Common Stock	CommonStock		Equity
HIMS	Hims & Hers Health, Inc. Class A Common Stock	CommonStock		Equity
HIMS.WS	Hims & Hers Health, Inc. Warrants, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
HIMX	Himax Technologies Inc ADR USD.001	AdrCommon		Equity
HIO	Western Asset High Income Opportunity Fund, Inc. Common Stock	CommonStock		Equity
HIPR	Direxion Shares ETF Trust Direxion High Growth ETF	ExchangeTradedFund		ETF
HIPS	GraniteShares ETF Trust GraniteShares HIPS US High Income ETF	ExchangeTradedFund		ETF
HITI	High Tide Inc COM	CommonStock		Equity
HIW	Highwoods Properties, Inc. Common Stock	CommonStock		Equity
HIX	Western Asset High Income Fund II Inc. Common Stock	CommonStock		Equity
HJEN	Direxion Shares ETF Trust Direxion Hydrogen ETF	ExchangeTradedFund		Equity
HJLI	Hancock Jaffe Laboratories Inc COM USD.00001	CommonStock		Equity
HJLIW	Hancock Jaffe Laboratories Inc WT EXP 05302023	Warrant		Equity
HJPX	iShares Trust iShares Currency Hedged JPX-Nikkei 400 ETF	ExchangeTradedFund		ETF
HKIB	AMTD International Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
HKND	Humankind Benefit Corporation Humankind US Stock ETF	ExchangeTradedFund		Equity
HL	Hecla Mining Company Common Stock	CommonStock		Equity
HLAH	Hamilton Lane Alliance Holdings I Inc COM CL A	CommonStock		Equity
HLAHU	Hamilton Lane Alliance Holdings I Inc UNIT	Unit		Equity
HLAHW	Hamilton Lane Alliance Holdings I Inc WT EXP 011226	Warrant		Equity
HLAL	Listed Funds Trust - Wahed FTSE USA Shariah ETF ETF	ExchangeTradedFund		ETF
HLF	Herbalife Nutrition Ltd. Common Shares	CommonStock		Equity
HLG	Hailiang Education Group Inc ADR	AdrCommon		Equity
HLGE	Lattice Strategies Trust Hartford Longevity Economy ETF	ExchangeTradedFund		Equity
HLI	Houlihan Lokey, Inc. Class A common stock	CommonStock		Equity
HLIO	Helios Technologies Inc COM USD.001	CommonStock		Equity
HLIT	Harmonic Inc COM USD.001	CommonStock		Equity
HLMp	Hillman Group Capital Trust 11.6% Trust Preferred Securities	PreferredStock	Preferred	Equity
HLNE	Hamilton Lane Inc CL A COM USD.001	CommonStock		Equity
HLT	Hilton Worldwide Holdings Inc. Common Stock	CommonStock		Equity
HLX	Helix Energy Solutions Group, Inc. Common Stock	CommonStock		Equity
HLXA	Helix Acquisition Corp COM USD.0001	CommonStock		Equity
HLpB	Hecla Mining Company Series B Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
HMC	Honda Motor Co., Ltd. American Depositary Share (Each representing one share of Common Stock)	AdrCommon		Equity
HMCO	HumanCo Acquisition Corp COM	CommonStock		Equity
HMCOU	HumanCo Acquisition Corp UNITS	Unit		Equity
HMCOW	HumanCo Acquisition Corp WT EX	Warrant		Equity
HMG	HMG/Courtland Properties Inc Common Stock	CommonStock		Equity
HMHC	Houghton Mifflin Harcourt Co COM USD.01	CommonStock		Equity
HMLP	Hoegh LNG Partners LP Common Units representing Limited Partner Interests	CommonStock		Equity
HMLPpA	Hoegh LNG Partners LP 8.75% Series A Cumulative Redeemable Preferred Units	PreferredStock	Preferred Class	Equity
HMN	Horace Mann Educators Corporation Common Stock	CommonStock		Equity
HMNF	HMN Financial Inc COM USD.01	CommonStock		Equity
HMOP	Hartford Funds Exchange-Traded Trust Hartford Municipal Opportunities ETF	ExchangeTradedFund		ETF
HMPT	Home Point Capital Inc COM	CommonStock		Equity
HMST	HomeStreet Inc COM NPV	CommonStock		Equity
HMTV	Hemisphere Media Group Inc CL A COM USD.0001	CommonStock		Equity
HMY	Harmony Gold Mining Company Limited American Depositary Shares (Each representing One Ordinary Share, Rand 50 cents par value)	AdrCommon		Equity
HNDL	Strategy Shares - NASDAQ 7HANDL Index ETF ETF	ExchangeTradedFund		ETF
HNGR	Hanger, Inc. Common Stock, $.01 par value	CommonStock		Equity
HNI	HNI Corporation Common Stock	CommonStock		Equity
HNNA	Hennessy Advisors Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
HNP	Huaneng Power International, Inc. American Depositary Shares (Each representing 40 Class N Ordinary Shares)	AdrCommon		Equity
HNRG	Hallador Energy Co COM NPV	CommonStock		Equity
HNST	Honest Company Inc (The) COM	CommonStock		Equity
HNW	Pioneer Diversified High Income Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
HOFT	Hooker Furniture Corp COM NPV	CommonStock		Equity
HOFV	Hall of Fame Resort & Entertainment Co COM	CommonStock		Equity
HOFVW	Hall of Fame Resort & Entertainment Co WT EXP 012423	Warrant		Equity
HOG	Harley-Davidson, Inc. Common Stock	CommonStock		Equity
HOL	Holicity Inc COM CL A	CommonStock		Equity
HOLD	AdvisorShares Trust AdvisorShares Sage Core Reserves ETF	ExchangeTradedFund		ETF
HOLI	Hollysys Automation Technologies Ltd COM	CommonStock		Equity
HOLUU	Holicity Inc UNIT	Unit		Equity
HOLUW	Holicity Inc WT EXP 080427	Warrant		Equity
HOLX	Hologic Inc COM USD.01	CommonStock		Equity
HOMB	Home Bancshares Inc COM USD.01	CommonStock		Equity
HOME	At Home Group Inc. Common Stock	CommonStock		Equity
HOMZ	ETF Series Solutions Hoya Capital Housing ETF	ExchangeTradedFund		ETF
HON	Honeywell International Inc COM USD1	CommonStock		Equity
HONE	HarborOne Bancorp Inc COM USD.01	CommonStock		Equity
HOOK	HOOKIPA Pharma Inc COM	CommonStock		Equity
HOPE	Hope Bancorp Inc COM USD3	CommonStock		Equity
HOTH	Hoth Therapeutics Inc COM	CommonStock		Equity
HOV	Hovnanian Enterprises, Inc. Class Common Stock	CommonStock		Equity
HOVNP	Hovnanian Enterprises Inc. PFD SER A	PreferredStock		Equity
HOWL	Werewolf Therapeutics Inc COM	CommonStock		Equity
HP	Helmerich & Payne, Inc. Common Stock	CommonStock		Equity
HPE	Hewlett Packard Enterprise Company Common Stock	CommonStock		Equity
HPF	John Hancock Preferred Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
HPI	John Hancock Preferred Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
HPK	HighPeak Energy Inc COM USD0.0001	CommonStock		Equity
HPKEW	HighPeak Energy Inc WT EXP 082125	Warrant		Equity
HPP	Hudson Pacific Properties, Inc. Common Stock	CommonStock		Equity
HPQ	HP Inc. Common Stock	CommonStock		Equity
HPS	John Hancock Preferred Income Fund III Common Shares	CommonStock		Equity
HPX	HPX Corp. Class A Ordinary Shares	CommonStock		Equity
HPX.U	HPX Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
HPX.WS	HPX Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HQH	Tekla Healthcare Investors Shares of Beneficial Interest	CommonStock		Equity
HQI	HireQuest Inc COM USD.001	CommonStock		Equity
HQL	Tekla Life Sciences Investors Shares of Beneficial Interest	CommonStock		Equity
HQY	HealthEquity Inc COM USD.0001	CommonStock		Equity
HR	Healthcare Realty Trust Incorporated COMMON STOCK	CommonStock		Equity
HRB	H&R Block, Inc. Common Stock	CommonStock		Equity
HRC	Hill-Rom Holdings, Inc. Common Stock	CommonStock		Equity
HRI	Herc Holdings Inc. Common Stock	CommonStock		Equity
HRL	Hormel Foods Corporation Common Stock	CommonStock		Equity
HRMY	Harmony Biosciences Holdings Inc COM USD.00001	CommonStock		Equity
HROW	Harrow Health Inc COM USD0.001	CommonStock		Equity
HROWL	Harrow Health, Inc. 8.625% Senior Notes due 2026	Unknown		Equity
HRTG	Heritage Insurance Holdings, Inc. Common Stock, par value $0.0001 per share	CommonStock		Equity
HRTX	Heron Therapeutics Inc COM USD.01	CommonStock		Equity
HRZN	Horizon Technology Finance Corp COM USD0.001	CommonStock		Equity
HSAQ	Health Sciences Acquisitions Corp 2 COM	CommonStock		Equity
HSBC	HSBC Holdings plc American Depository Shares (each representing 5 Ordinary Shares of nominal value US$0.50 each)	AdrCommon		Equity
HSC	Harsco Corporation Common Stock	CommonStock		Equity
HSCZ	iShares Trust iShares Currency Hedged MSCI EAFE Small-Cap ETF	ExchangeTradedFund		ETF
HSDT	Helius Medical Technologies Inc COM	CommonStock		Equity
HSIC	Henry Schein Inc COM USD.01	CommonStock		Equity
HSII	Heidrick & Struggles International Inc COM USD.01	CommonStock		Equity
HSKA	Heska Corp COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
HSMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Small/Mid ETF	ExchangeTradedFund		ETF
HSON	Hudson Global Inc COM USD.001	CommonStock		Equity
HSRT	Hartford Funds Exchange Traded Trust - Hartford Short Duration ETF ETF	ExchangeTradedFund		ETF
HST	Host Hotels & Resorts Inc COM USD1	CommonStock		Equity
HSTM	HealthStream Inc COM NPV	CommonStock		Equity
HSTO	Histogen Inc COM USD0.0001	CommonStock		Equity
HSY	The Hershey Company Common Stock	CommonStock		Equity
HT	Hersha Hospitality Trust Priority Class A common shares of beneficial interest	CommonStock		Equity
HTA	Healthcare Trust of America, Inc. Class A Common Stock	CommonStock		Equity
HTAB	Hartford Funds Exchange-Traded Trust Hartford Schroders Tax-Aware Bond ETF	ExchangeTradedFund		ETF
HTBI	HomeTrust Bancshares Inc COM USD.01	CommonStock		Equity
HTBK	Heritage Commerce Corp COM NPV	CommonStock		Equity
HTBX	Heat Biologics Inc COM USD.0001	CommonStock		Equity
HTD	John Hancock Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Interest, no par value	CommonStock		Equity
HTEC	Exchange Traded Concepts Trust Robo Global Healthcare Technology and Innovation ETF	ExchangeTradedFund		ETF
HTFB	Horizon Technology Finance Corporation 4.875% Notes due 2026	StructuredProduct		Equity
HTGC	Hercules Capital, Inc. Common Shares	CommonStock		Equity
HTGM	HTG Molecular Diagnostics Inc COM USD.001	CommonStock		Equity
HTH	Hilltop Holdings Inc. Common Stock	CommonStock		Equity
HTHT	Huazhu Group Limited ADR	AdrCommon		Equity
HTIA	Healthcare Trust Inc PFD A 7.375	PreferredStock		Equity
HTLD	Heartland Express Inc COM USD.01	CommonStock		Equity
HTLF	Heartland Financial USA Inc COM USD1.	CommonStock		Equity
HTLFP	Heartland Financial USA Inc 7% DP SH PFD E	PreferredStock		Equity
HTOO	Fusion Fuel Green PLC COM CL A	CommonStock		Equity
HTOOW	Fusion Fuel Green PLC WT EXP 070126	Warrant		Equity
HTPA	Highland Transcend Partners I Corp. Class A Ordinary Shares	CommonStock		Equity
HTPA.U	Highland Transcend Partners I Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
HTPA.WS	Highland Transcend Partners I Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HTRB	Hartford Funds Exchange-Traded Trust Hartford Total Return Bond ETF	ExchangeTradedFund		ETF
HTUS	Exchange Traded Concepts Trust Hull Tactical US ETF	ExchangeTradedFund		ETF
HTY	John Hancock Tax-Advantaged Global Shareholder Yield Fund Common Shares of Beneficial Interest	CommonStock		Equity
HTpC	Hersha Hospitality Trust 6.875% Series C Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
HTpD	Hersha Hospitality Trust 6.50% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
HTpE	Hersha Hospitality Trust 6.50% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
HUBB	Hubbell Incorporated Common Stock	CommonStock		Equity
HUBG	Hub Group Inc CL A COM USD.01	CommonStock		Equity
HUBS	HubSpot, Inc. Common Stock	CommonStock		Equity
HUDI	Huadi International Group Co Ltd COM USD.0001	CommonStock		Equity
HUGE	FSD Pharma Inc COM	CommonStock		Equity
HUGS	USHG Acquisition Corp. Class A Common Stock	CommonStock		Equity
HUGS.U	USHG Acquisition Corp. Units, each consisting of one share of Class A Common Stock, and one-third of one Warrant	Unit	Units	Equity
HUGS.WS	USHG Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
HUIZ	Huize Holding Ltd ADR	AdrCommon		Equity
HUM	Humana Inc. Common Stock	CommonStock		Equity
HUN	Huntsman Corporation Common Stock	CommonStock		Equity
HURC	Hurco Cos Inc COM USD.1	CommonStock		Equity
HURN	Huron Consulting Group Inc COM USD.01	CommonStock		Equity
HUSA	Houston American Energy Corp. Common stock	CommonStock		Equity
HUSN	Hudson Capital Inc ORD SHS	CommonStock		Equity
HUSV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Domestic ETF	ExchangeTradedFund		ETF
HUT	Hut 8 Mining Corp COM	CommonStock		Equity
HUYA	HUYA Inc. American Depositary Shares, each representing one Class A Ordinary Shares	AdrCommon		Equity
HVBC	HV BANCORP INC COM USD0.01	CommonStock		Equity
HVT	Haverty Furniture Companies, Inc. Common Stock	CommonStock		Equity
HVT.A	Haverty Furniture Companies, Inc. Class A Common Stock	CommonStock	Class	Equity
HWBK	Hawthorn Bancshares Inc COM USD1.0	CommonStock		Equity
HWC	Hancock Whitney Corp COM USD3.33	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
HWCPZ	Hancock Whitney Corp 6.25 Subordinated Notes due 2060 STRUCT PROD	Unknown		Equity
HWKN	Hawkins Inc COM USD.1	CommonStock		Equity
HWM	Howmet Aerospace Inc. Common Stock	CommonStock		Equity
HWMp	Howmet Aerospace Inc. $3.75 Preferred Stock	PreferredStock	Preferred	Equity
HX	Xiaobai Maimai Inc ADR	AdrCommon		Equity
HXL	Hexcel Corporation Common Stock	CommonStock		Equity
HY	Hyster-Yale Materials Handling, Inc. Class A common stock	CommonStock		Equity
HYAC	Haymaker Acquisition Corp III COM CL A	CommonStock		Equity
HYACU	Haymaker Acquisition Corp III UNIT	Unit		Equity
HYB	The New America High Income Fund, Inc. Common Stock	CommonStock		Equity
HYBB	iShares Trust iShares BB Rated Corporate Bond ETF	ExchangeTradedFund		ETF
HYD	VanEck Vectors High Yield Muni ETF ETF	ExchangeTradedFund		ETF
HYDB	iShares High Yield Bond Factor ETF ETF	ExchangeTradedFund		ETF
HYDW	DBX ETF Trust Xtrackers Low Beta High Yield Bond ETF	ExchangeTradedFund		ETF
HYEM	VanEck Vectors ETF Trust VanEck Vectors Emerging Markets High Yield Bond ETF	ExchangeTradedFund		ETF
HYFM	Hydrofarm Holdings Group Inc COM USD0.0001	CommonStock		Equity
HYG	iShares Trust iShares iBoxx $ High Yield Corporate Bond ETF	ExchangeTradedFund		ETF
HYGH	iShares U.S. ETF Trust iShares Interest Rate Hedged High Yield Bond ETF	ExchangeTradedFund		ETF
HYGV	FlexShares Trust FlexShares High Yield Value-Scored Bond Index Fund	ExchangeTradedFund		ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF ETF	ExchangeTradedFund		ETF
HYI	Western Asset High Yield Defined Opportunity Fund Inc. Common Stock, $0.001 par value	CommonStock		Equity
HYIN	Wisdomtree Alternative Income Fund ETF	ExchangeTradedFund		Equity
HYLB	DBX ETF Trust Xtrackers USD High Yield Corporate Bond ETF	ExchangeTradedFund		ETF
HYLD	Exchange Listed Funds Trust High Yield ETF	ExchangeTradedFund		ETF
HYLN	Hyliion Holdings Corp. Common Stock	CommonStock		Equity
HYLS	First Trust Exchange-Traded Fund IV First Trust Tactical High Yield ETF ETF	ExchangeTradedFund		ETF
HYLV	IndexIQ ETF Trust IQ S&P High Yield Low Volatility Bond ETF	ExchangeTradedFund		ETF
HYMB	SPDR Series Trust SPDR Nuveen Bloomberg Barclays High Yield Municipal Bond ETF	ExchangeTradedFund		ETF
HYMC	Hycroft Mining Holding Corp COM	CommonStock		Equity
HYMCL	Hycroft Mining Holding Corp *W EXP 10/05/2023	Warrant		Equity
HYMCW	Hycroft Mining Holding Corp WT EXP 021225	Warrant		Equity
HYMCZ	Hycroft Mining Holding Corp *W EXP 10/12/2022	Warrant		Equity
HYMU	Blackrock High Yield Muni Income Bond ETF ETF	ExchangeTradedFund		Equity
HYRE	Hyrecar Inc COM	CommonStock		Equity
HYS	PIMCO ETF Trust PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund	ExchangeTradedFund		ETF
HYT	BlackRock Corporate High Yield Fund, Inc. Common Stock, $.10 par value.	CommonStock		Equity
HYTR	Northern Lights Fund Trust III CP High Yield Trend ETF	ExchangeTradedFund		ETF
HYUP	DBX ETF Trust Xtrackers High Beta High Yield Bond ETF	ExchangeTradedFund		ETF
HYW	Hywin Holdings Ltd ADR	AdrCommon		Equity
HYXF	iShares ESG Advanced High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
HYXU	iShares International High Yield Bond ETF ETF	ExchangeTradedFund		ETF
HYZD	WisdomTree Trust WisdomTree Interest Rate Hedged High Yield Bond Fund ETF	ExchangeTradedFund		ETF
HZAC	Horizon Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
HZAC.U	Horizon Acquisition Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
HZAC.WS	Horizon Acquisition Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
HZN	Horizon Global Corporation Common Stock	CommonStock		Equity
HZNP	Horizon Therapeutics Public Ltd Co ORD USD.01	CommonStock		Equity
HZO	MarineMax, Inc. Common Stock	CommonStock		Equity
HZON	Horizon Acquisition Corporation II Class A Ordinary Shares	CommonStock		Equity
HZON.U	Horizon Acquisition Corporation II Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
HZON.WS	Horizon Acquisition Corporation II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IAA	IAA, Inc. Common Stock	CommonStock		Equity
IAC	IAC/InterActiveCorp COM	CommonStock		Equity
IACA	ION Acquisition Corp 1 Ltd. Class A Ordinary Shares	CommonStock		Equity
IACA.U	ION Acquisition Corp 1 Ltd. Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
IACA.WS	ION Acquisition Corp 1 Ltd. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IACB	ION Acquisition Corp 2 Ltd. Class A Ordinary Shares	CommonStock		Equity
IACB.U	ION Acquisition Corp 2 Ltd. Units, each consisting of one Class A ordinary share and one-eighth of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
IACB.WS	ION Acquisition Corp 2 Ltd. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IACC	ION Acquisition Corp 3 Ltd. Class A Ordinary Shares	CommonStock		Equity
IAE	Voya Asia Pacific High Dividend Equity Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
IAF	Aberdeen Australia Equity Fund, Inc. Common Stock Par Value $.01	CommonStock		Equity
IAG	IAMGOLD Corporation Common Shares	CommonStock		Equity
IAGG	iShares Core International Aggregate Bond ETF ETF	ExchangeTradedFund		ETF
IAI	iShares Trust iShares U.S. Broker-Dealers & Securities Exchanges ETF	ExchangeTradedFund		ETF
IAK	iShares Trust iShares U.S. Insurance ETF	ExchangeTradedFund		ETF
IAPR	Innovator ETFs Trust Innovator MSCI EAFE Power Buffer ETF-April	ExchangeTradedFund		Equity
IART	Integra LifeSciences Holdings Corp COM USD.01	CommonStock		Equity
IAT	iShares Trust iShares U.S. Regional Banks ETF	ExchangeTradedFund		ETF
IAU	iShares Gold Trust Shares of the iShares Gold Trust	ExchangeTradedVehicle		Equity
IAUF	iShares U.S. ETF Trust - iShares Gold Strategy ETF ETF	ExchangeTradedFund		ETF
IBA	Industrias Bachoco S.A.B de C.V. American Depositary Shares (Each representing Twelve Series B Shares)	AdrCommon		Equity
IBB	iShares Biotechnology ETF BIOTECHNOLOGY INDEX	ExchangeTradedFund		Equity
IBBJ	Defiance Nasdaq Junior Biotechnology ETF ETF	ExchangeTradedFund		ETF
IBBQ	Invesco Nasdaq Biotechnology ETF ETF	ExchangeTradedFund		Equity
IBCE	iShares Trust iShares iBonds Mar 2023 Term Corporate ex-Financials ETF	ExchangeTradedFund		ETF
IBCP	Independent Bank Corp COM NPV	CommonStock		Equity
IBD	Northern Lights Fund Trust IV Inspire Corporate Bond Impact ETF	ExchangeTradedFund		ETF
IBDD	iShares Trust iShares iBonds Mar 2023 Term Corporate ETF	ExchangeTradedFund		ETF
IBDM	iShares Trust iShares iBonds Dec 2021 Term Corporate ETF	ExchangeTradedFund		ETF
IBDN	iShares Trust iShares iBonds Dec 2022 Term Corporate ETF	ExchangeTradedFund		ETF
IBDO	iShares Trust iShares iBonds Dec 2023 Term Corporate ETF	ExchangeTradedFund		ETF
IBDP	iShares Trust iShares iBonds Dec 2024 Term Corporate ETF	ExchangeTradedFund		ETF
IBDQ	iShares Trust iShares iBonds Dec 2025 Term Corporate ETF	ExchangeTradedFund		ETF
IBDR	iShares Trust iShares iBonds Dec 2026 Term Corporate ETF	ExchangeTradedFund		ETF
IBDS	iShares Trust iShares iBonds Dec 2027 Term Corporate ETF	ExchangeTradedFund		ETF
IBDT	iShares Trust iShares iBonds Dec 2028 Term Corporate ETF	ExchangeTradedFund		ETF
IBDU	iShares Trust iShares iBonds Dec 2029 Term Corporate ETF	ExchangeTradedFund		ETF
IBDV	iShares Trust iShares iBonds Dec 2030 Term Corporate ETF	ExchangeTradedFund		ETF
IBDW	iShares Trust iShares iBonds Dec 2031 Term Corporate ETF	ExchangeTradedFund		Equity
IBER	Ibere Pharmaceuticals Class A Ordinary Shares	CommonStock		Equity
IBER.U	Ibere Pharmaceuticals Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
IBER.WS	Ibere Pharmaceuticals Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IBEX	Ibex Ltd COM	CommonStock		Equity
IBHA	iShares Trust - iShares iBonds 2021 Term High Yield and Income ETF ETF	ExchangeTradedFund		ETF
IBHB	iShares Trust - iShares iBonds 2022 Term High Yield and Income ETF ETF	ExchangeTradedFund		ETF
IBHC	iShares Trust - iShares iBonds 2023 Term High Yield and Income ETF ETF	ExchangeTradedFund		ETF
IBHD	iShares Trust - iShares iBonds 2024 Term High Yield and Income ETF ETF	ExchangeTradedFund		ETF
IBHE	iShares Trust - iShares iBonds 2025 Term High Yield and Income ETF ETF	ExchangeTradedFund		ETF
IBHF	iShares iBonds 2026 Term High Yield and Income ETF ETF	ExchangeTradedFund		ETF
IBIO	iBio Inc. Common Stock	CommonStock		Equity
IBKR	Interactive Brokers Group Inc CL A COM USD.01	CommonStock		Equity
IBM	International Business Machines Corporation Capital Stock	CommonStock		Equity
IBMJ	iShares Trust iShares iBonds Dec 2021 Term Muni Bond ETF	ExchangeTradedFund		ETF
IBMK	iShares Trust iShares iBonds Dec 2022 Term Muni Bond ETF	ExchangeTradedFund		ETF
IBML	Ishares Trust Ibonds Dec2023 Term Municipal Bond ETF ETF	ExchangeTradedFund		ETF
IBMM	iShares Trust - iShares iBonds Dec 2024 Term Muni Bond ETF ETF	ExchangeTradedFund		ETF
IBMN	iShares Trust - iShares iBonds Dec 2025 Term Muni Bond ETF ETF	ExchangeTradedFund		ETF
IBMO	iShares Trust - iShares iBonds Dec 2026 Term Muni Bond ETF ETF	ExchangeTradedFund		ETF
IBMP	iShares Trust - iShares iBonds Dec 2027 Term Muni Bond ETF ETF	ExchangeTradedFund		ETF
IBMQ	iShares Trust - iShares iBonds Dec 2028 Term Muni Bond ETF ETF	ExchangeTradedFund		ETF
IBN	ICICI Bank Limited American Depositary Shares(Each representing 2 Equity Shares)	AdrCommon		Equity
IBND	SPDR Series Trust SPDR Bloomberg Barclays International Corporate Bond ETF	ExchangeTradedFund		ETF
IBOC	International Bancshares Corp COM USD1	CommonStock		Equity
IBP	Installed Building Products, Inc. Common stock, $0.01 par value per share	CommonStock		Equity
IBRX	ImmunityBio Inc COM	CommonStock		Equity
IBTA	iShares iBonds Dec 2021 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTB	iShares iBonds Dec 2022 Term Treasury ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
IBTD	iShares iBonds Dec 2023 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTE	iShares iBonds Dec 2024 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTF	iShares iBonds Dec 2025 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTG	iShares iBonds Dec 2026 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTH	iShares iBonds Dec 2027 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTI	iShares iBonds Dec 2028 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTJ	iShares iBonds Dec 2029 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTK	Ishares Ibonds Dec 2030 Term Treasury ETF ETF	ExchangeTradedFund		ETF
IBTX	Independent Bank Group Inc COM USD.01	CommonStock		Equity
IBUY	Amplify ETF Trust Amplify Online Retail ETF	ExchangeTradedFund		ETF
ICAD	icad Inc COM USD.01	CommonStock		Equity
ICBK	County Bancorp Inc COM USD.01	CommonStock		Equity
ICCC	ImmuCell Corp COM USD.1	CommonStock		Equity
ICCH	Icc Holding Inc COM USD0.01	CommonStock		Equity
ICD	Independence Contract Drilling, Inc. Common Stock	CommonStock		Equity
ICE	Intercontinental Exchange, Inc. Common Stock	CommonStock		Equity
ICF	iShares Cohen & Steers REIT ETF REALTY MAJORS INDEX	ExchangeTradedFund		ETF
ICFI	ICF International Inc COM USD.001	CommonStock		Equity
ICHR	Ichor Holdings Ltd COM USD.0001	CommonStock		Equity
ICL	ICL Group Ltd. Ordinary Shares	CommonStock		Equity
ICLK	iClick Interactive Asia Group Ltd ADR	AdrCommon		Equity
ICLN	iShares Global Clean Energy ETF ETF	ExchangeTradedFund		ETF
ICLR	Icon PLC COM EUR.06	CommonStock		Equity
ICMB	Investcorp Credit Management BDC Inc COM USD.001	CommonStock		Equity
ICOL	iShares Inc. iShares MSCI Colombia ETF	ExchangeTradedFund		ETF
ICON	Iconix Brand Group Inc COM USD.001	CommonStock		Equity
ICOW	Pacer Developed Markets International Cash Cows 100 ETF ETF	ExchangeTradedFund		ETF
ICPT	Intercept Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
ICSH	BlackRock Ultra Short-Term Bond ETF ETF	ExchangeTradedFund		ETF
ICUI	ICU Medical Inc COM USD.1	CommonStock		Equity
ICVT	iShares Convertible Bond ETF ETF	ExchangeTradedFund		ETF
ID	PARTS iD, Inc Class A common stock	CommonStock		Equity
IDA	IDACORP, Inc. Common Stock	CommonStock		Equity
IDAT	iShares Trust iShares Cloud 5G and Tech ETF	ExchangeTradedFund		Equity
IDBA	IDEX Biometrics ASA ADR	AdrCommon		Equity
IDCC	InterDigital Inc COM USD.01	CommonStock		Equity
IDE	Voya Infrastructure, Industrials and Materials Fund Common Shares of Beneficial Interest	CommonStock		Equity
IDEV	iShares Trust iShares Core MSCI International Developed Markets ETF	ExchangeTradedFund		ETF
IDEX	Ideanomics Inc COM USD.001	CommonStock		Equity
IDHD	Invesco S&P International Developed High Dividend Low Volatility ETF ETF	ExchangeTradedFund		ETF
IDHQ	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Quality ETF	ExchangeTradedFund		ETF
IDIV	Metaurus Equity Component Trust U.S. Equity Cumulative Dividends Fund - Series 2027	ExchangeTradedVehicle		ETF
IDLB	Invesco FTSE International Low Beta Equal Weight ETF ETF	ExchangeTradedFund		ETF
IDLV	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Low Volatility ETF	ExchangeTradedFund		ETF
IDMO	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Momentum ETF	ExchangeTradedFund		ETF
IDN	Intellicheck Inc COM USD.001	CommonStock		Equity
IDNA	iShares Trust iShares Genomics Immunology and Healthcare ETF	ExchangeTradedFund		ETF
IDOG	ALPS ETF Trust ALPS International Sector Dividend Dogs ETF	ExchangeTradedFund		ETF
IDRA	Idera Pharmaceuticals Inc COM USD.001	CommonStock		Equity
IDRV	iShares Trust iShares Self-Driving EV and Tech ETF	ExchangeTradedFund		ETF
IDT	IDT Corporation Class B Common Stock	CommonStock		Equity
IDU	iShares Trust iShares U.S. Utilities ETF	ExchangeTradedFund		ETF
IDV	iShares International Select Dividend ETF EPAC SEL DIV FD	ExchangeTradedFund		ETF
IDX	VanEck Vectors ETF Trust VanEck Vectors Indonesia Index ETF	ExchangeTradedFund		ETF
IDXX	IDEXX Laboratories Inc COM USD.1	CommonStock		Equity
IDYA	IDEAYA Biosciences Inc COM USD0.0001	CommonStock		Equity
IEA	Infrastructure and Energy Alternatives Inc COM USD.0001	CommonStock		Equity
IEAWW	Infrastructure and Energy Alternatives Inc WRRT EXP 10/10/20	Warrant		Equity
IEC	IEC Electronics Corp COM USD.01	CommonStock		Equity
IECS	iShares U.S. ETF Trust - iShares Evolved U.S. Consumer Staples ETF ETF	ExchangeTradedFund		ETF
IEDI	iShares U.S. ETF Trust- iShares Evolved U.S. Discretionary Spending ETF ETF	ExchangeTradedFund		ETF
IEF	iShares 7-10 Year Treasury Bond ETF TR 7-10YR TR BD	ExchangeTradedFund		ETF
IEFA	iShares Core MSCI EAFE ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
IEFN	iShares U.S. ETF Trust - iShares Evolved U.S. Financials ETF ETF	ExchangeTradedFund		ETF
IEHS	iShares U.S. ETF Trust- iShares Evolved U.S. Healthcare Staples ETF ETF	ExchangeTradedFund		ETF
IEI	iShares 3-7 Year Treasury Bond ETF 3-7 YEAR TREAS	ExchangeTradedFund		ETF
IEIH	iShares U.S. ETF Trust - iShares Evolved U.S. Innovative Healthcare ETF ETF	ExchangeTradedFund		ETF
IEME	iShares U.S. ETF Trust - iShares Evolved U.S. Media and Entertainment ETF ETF	ExchangeTradedFund		ETF
IEMG	iShares Inc. iShares Core MSCI Emerging Markets ETF	ExchangeTradedFund		ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF DJ OIL & GAS EXPL	ExchangeTradedFund		ETF
IEP	Icahn Enterprises LP CL B LP DEP UNTS NPV	CommonStock		Equity
IESC	IES Holdings Inc COM USD.01	CommonStock		Equity
IETC	IShares U.S. ETF Trust - iShares Evolved U.S. Technology ETF ETF	ExchangeTradedFund		ETF
IEUR	iShares Trust iShares Core MSCI Europe ETF	ExchangeTradedFund		ETF
IEUS	iShares MSCI Europe Small-Cap ETF ETF	ExchangeTradedFund		ETF
IEV	iShares Trust iShares Europe ETF	ExchangeTradedFund		ETF
IEX	IDEX Corporation Common Stock	CommonStock		Equity
IEZ	iShares Trust iShares U.S. Oil Equipment & Services ETF	ExchangeTradedFund		ETF
IFBD	Infobird Co Ltd ORD	CommonStock		Equity
IFF	International Flavors & Fragrances Inc. Common Stock	CommonStock		Equity
IFFT	International Flavors & Fragrances Inc. 6.00% Tangible Equity Units	StructuredProduct		Equity
IFGL	iShares International Developed Real Estate ETF ETF	ExchangeTradedFund		ETF
IFMK	iFresh Inc COM	CommonStock		Equity
IFN	The India Fund, Inc. Common Stock	CommonStock		Equity
IFRA	iShares US Infrastructure ETF ETF	ExchangeTradedFund		ETF
IFRX	InflaRx NV COM	CommonStock		Equity
IFS	Intercorp Financial Services Inc. Common Shares	CommonStock		Equity
IFV	First Trust Exchange-Traded Trust VI Dorsey Wright International Focus 5 ETF ETF	ExchangeTradedFund		ETF
IG	Principal Exchange-Traded Funds Principal Investment Grade Corporate Active ETF	ExchangeTradedFund		ETF
IGA	Voya Global Advantage and Premium Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
IGAC	IG Acquisition Corp CL A	CommonStock		Equity
IGACU	IG Acquisition Corp UNITS	Unit		Equity
IGACW	IG Acquisition Corp WT EXP 100527	Warrant		Equity
IGBH	iShares U.S. ETF Trust iShares Interest Rate Hedged Long-Term Corporate Bond ETF	ExchangeTradedFund		ETF
IGC	India Globalization Capital Inc. Common Stock	CommonStock		Equity
IGD	Voya Global Equity Dividend and Premium Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
IGE	iShares North American Natural Resources ETF GOLD SAC NAT RES IDX	ExchangeTradedFund		ETF
IGEB	iShares Investment Grade Bond Factor ETF ETF	ExchangeTradedFund		ETF
IGF	iShares Global Infrastructure ETF MSCI S&P GLBL	ExchangeTradedFund		ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged ETF ETF	ExchangeTradedFund		ETF
IGI	Western Asset Investment Grade Defined Opportunity Trust Inc. Common Stock, $0.001 par value.	CommonStock		Equity
IGIB	iShares 5-10 Year Investment Grade Corp Bond ETF INTERMEDIATE CR BOND	ExchangeTradedFund		ETF
IGIC	International General Insurance Holdings Ltd COM	CommonStock		Equity
IGICW	International General Insurance Holdings Ltd WT EXP 031725	Warrant		Equity
IGLB	iShares Trust iShares 10+ Year Investment Grade Corporate Bond ETF	ExchangeTradedFund		ETF
IGLD	FT Cboe Vest Gold Strategy Target Income ETF ETF	ExchangeTradedFund		Equity
IGM	iShares Trust iShares Expanded Tech Sector ETF	ExchangeTradedFund		ETF
IGMS	IGM Biosciences Inc COM USD0.01	CommonStock		Equity
IGN	iShares Trust iShares North American Tech-Multimedia Networking ETF	ExchangeTradedFund		ETF
IGNY	Ignyte Acquisition Corp COM	CommonStock		Equity
IGNYU	Ignyte Acquisition Corp UNIT	Unit		Equity
IGNYW	Ignyte Acquisition Corp WT EXP 010526	Warrant		Equity
IGOV	iShares International Treasury Bond ETF ETF	ExchangeTradedFund		ETF
IGR	CBRE Clarion Global Real Estate Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
IGRO	iShares International Dividend Growth ETF ETF	ExchangeTradedFund		ETF
IGSB	iShares 1-5 Year Investment Grade Corp Bond ETF 1-3 YEAR CREDIT BOND	ExchangeTradedFund		ETF
IGT	International Game Technology PLC Ordinary Shares, nominal value	CommonStock		Equity
IGV	IShares Expanded Tech-Software Sector ETF SOFTWARE INDEX FD	ExchangeTradedFund		ETF
IH	iHuman Inc. American depositary shares, each representing five Class A ordinary shares	AdrCommon		Equity
IHAK	iShares Trust iShares Cybersecurity and Tech ETF	ExchangeTradedFund		ETF
IHC	Independence Holding Company Common Stock	CommonStock		Equity
IHD	Voya Emerging Markets High Income Dividend Equity Fund Common Shares $0.01 par value	CommonStock		Equity
IHDG	WisdomTree Trust WisdomTree International Hedged Quality Dividend Growth Fund	ExchangeTradedFund		ETF
IHE	iShares Trust iShares U.S. Pharmaceuticals ETF	ExchangeTradedFund		ETF
IHF	iShares Trust iShares U.S. Healthcare Providers ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
IHG	InterContinental Hotels Group PLC American Depositary Share (each representing one ordinary share)	AdrCommon		Equity
IHI	iShares Trust iShares U.S. Medical Devices ETF	ExchangeTradedFund		ETF
IHIT	Invesco High Income 2023 Target Term Fund Common Shares, no par value	CommonStock		Equity
IHRT	iHeartMedia Inc CL A COM	CommonStock		Equity
IHT	InnSuites Hospitality Trust Common Shares of Beneficial Interest	CommonStock		Equity
IHTA	Invesco High Income 2024 Target Term Fund Common Shares of Beneficial Interest, No par value per share	CommonStock		Equity
IHY	VanEck Vectors ETF Trust VanEck Vectors International High Yield Bond ETF	ExchangeTradedFund		ETF
IHYF	Invesco High Yield Bond Factor ETF ETF	ExchangeTradedFund		ETF
IIAC	Investindustrial Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
IIAC.U	Investindustrial Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
IIAC.WS	Investindustrial Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IIF	Morgan Stanley India Investment Fund, Inc. Common Stock	CommonStock		Equity
IIGD	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Investment Grade Defensive ETF	ExchangeTradedFund		ETF
IIGV	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Investment Grade Value ETF	ExchangeTradedFund		ETF
III	Information Services Group Inc COM USD.001	CommonStock		Equity
IIII	INSU Acquisition Corp III COM CL A	CommonStock		Equity
IIIIU	INSU Acquisition Corp III UNIT	Unit		Equity
IIIIW	INSU Acquisition Corp III WT EXP 123126	Warrant		Equity
IIIN	Insteel Industries, Inc. Common Stock	CommonStock		Equity
IIIV	I3 Verticals Inc COM CL A	CommonStock		Equity
IIM	Invesco Value Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
IIN	Intricon Corp COM USD1	CommonStock		Equity
IIPR	Innovative Industrial Properties, Inc. Common Stock	CommonStock		Equity
IIPRpA	Innovative Industrial Properties, Inc. 9.00% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
IIVI	II VI Inc COM NPV	CommonStock		Equity
IIVIP	II VI Inc 6% CONV PFD A	PreferredStock		Equity
IJAN	Innovator ETFs Trust Innovator MSCI EAFE Power Buffer ETF - January	ExchangeTradedFund		ETF
IJH	iShares Trust iShares Core S&P Mid-Cap ETF	ExchangeTradedFund		ETF
IJJ	iShares Trust iShares S&P Mid-Cap 400 Value ETF	ExchangeTradedFund		ETF
IJK	iShares Trust iShares S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund		ETF
IJR	iShares Trust iShares Core S&P Small-Cap ETF	ExchangeTradedFund		ETF
IJS	iShares Trust iShares S&P Small-Cap 600 Value ETF	ExchangeTradedFund		ETF
IJT	iShares S&P Small-Cap 600 Growth ETF S&P SMLCP GROW	ExchangeTradedFund		ETF
IJUL	Innovator ETFs Trust Innovator MSCI EAFE Power Buffer ETF - July	ExchangeTradedFund		ETF
IKNA	Ikena Oncology Inc COM	CommonStock		Equity
IKNX	Ikonics Corp COM USD.1	CommonStock		Equity
IKT	Inhibikase Therapeutics Inc COM	CommonStock		Equity
ILCB	iShares Trust iShares Morningstar U.S. Equity ETF	ExchangeTradedFund		Equity
ILCG	iShares Trust iShares Morningstar Growth ETF	ExchangeTradedFund		Equity
ILCV	iShares Trust iShares Morningstar Value ETF	ExchangeTradedFund		Equity
ILDR	First Trust Exchange-Traded Fund VIII First Trust Innovation Leaders ETF	ExchangeTradedFund		Equity
ILF	iShares Trust iShares Latin America 40 ETF	ExchangeTradedFund		ETF
ILMN	Illumina Inc COM USD.01	CommonStock		Equity
ILPT	Industrial Logistics Properties Trust COM	Fund		Equity
ILTB	iShares Trust iShares Core 10+ Year USD Bond ETF	ExchangeTradedFund		ETF
IMAB	I-Mab ADS	AdrCommon		Equity
IMAC	IMAC Holdings Inc COM	CommonStock		Equity
IMACW	IMAC Holdings Inc WT EXP 121323	Warrant		Equity
IMAX	IMAX Corporation Common Shares	CommonStock		Equity
IMBI	iMedia Brands Inc COM USD.01	CommonStock		Equity
IMCB	iShares Trust iShares Morningstar Mid-Cap ETF	ExchangeTradedFund		Equity
IMCC	IM Cannabis Corp COM	CommonStock		Equity
IMCG	iShares Trust iShares Morningstar Mid-Cap Growth ETF	ExchangeTradedFund		Equity
IMCR	Immunocore Holdings plc ADR	AdrCommon		Equity
IMCV	iShares Morningstar Mid-Cap Value ETF ETF	ExchangeTradedFund		Equity
IMFL	Invesco International Developed Dynamic Multifactor ETF ETF	ExchangeTradedFund		Equity
IMGN	ImmunoGen Inc COM USD.01	CommonStock		Equity
IMH	Impac Mortgage Holdings Inc. Common Stock	CommonStock		Equity
IMKTA	Ingles Markets Inc CL A COM USD.05	CommonStock		Equity
IMLP	Barclays Bank iPath S&P MLP ETN STRUCT PRODUCT	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
IMMP	Immutep Ltd ADR	AdrCommon		Equity
IMMR	Immersion Corp COM USD.001	CommonStock		Equity
IMNM	Immunome Inc COM USD.0001	CommonStock		Equity
IMO	Imperial Oil Limited Common Stock	CommonStock		Equity
IMOM	Alpha Architect International Quantitative Momentum ETF ETF	ExchangeTradedFund		ETF
IMOS	Chipmos Technologies Inc ADR	AdrCommon		Equity
IMPL	Impel NeuroPharma Inc COM	CommonStock		Equity
IMPX	AEA-Bridges Impact Corp. Class A Ordinary Shares	CommonStock		Equity
IMPX.U	AEA-Bridges Impact Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
IMPX.WS	AEA-Bridges Impact Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IMRA	Imara Inc COM	CommonStock		Equity
IMRN	Immuron Ltd SPONSORED ADR	AdrCommon		Equity
IMRNW	Immuron Ltd Warrant	Warrant		Equity
IMTB	iShares Trust iShares Core 5-10 Year USD Bond ETF	ExchangeTradedFund		ETF
IMTE	Integrated Media Technology Ltd ORD SHS	CommonStock		Equity
IMTM	iShares Trust iShares MSCI Intl Momentum Factor ETF	ExchangeTradedFund		ETF
IMTX	Immatics NV COM	CommonStock		Equity
IMTXW	Immatics NV WT EXP 101025	Warrant		Equity
IMUX	Immunic Inc COM	CommonStock		Equity
IMV	IMV Inc COM NPV	CommonStock		Equity
IMVT	Immunovant Inc COM	CommonStock		Equity
IMXI	International Money Express Inc COM	CommonStock		Equity
INBK	First Internet Bancorp COM USD1	CommonStock		Equity
INBKL	First Internet Bancorp 6.0 Fixed-to-Floating Rate Subordinated Notes due 2026 STRUCT PRODUCT	Unknown		Equity
INBKZ	First Internet Bancorp 6 SB NT 29 ETN	Unknown		Equity
INBX	Inhibrx Inc COM USD.0001	CommonStock		Equity
INCO	Columbia ETF Trust II Columbia India Consumer ETF	ExchangeTradedFund		ETF
INCY	Incyte Corp COM USD.001	CommonStock		Equity
INDA	iShares Trust - iShares MSCI India ETF ETF	ExchangeTradedFund		ETF
INDB	Independent Bank Corp. COM NPV	CommonStock		Equity
INDF	Exchange Traded Concepts Trust Nifty India Financials ETF	ExchangeTradedFund		ETF
INDI	Indie Semiconductor Inc COM CL A	CommonStock		Equity
INDIW	Indie Semiconductor Inc WT EXP 061526	Warrant		Equity
INDL	Direxion Shares ETF Trust Direxion Daily MSCI India Bull 2X Shares	ExchangeTradedFund		ETF
INDO	Indonesia Energy Corporation Limited Ordinary Shares	CommonStock		Equity
INDS	Pacer Funds Trust Pacer Benchmark Industrial Real Estate SCTR ETF	ExchangeTradedFund		ETF
INDT	INDUS Realty Trust Inc COM USD.01	CommonStock		Equity
INDY	iShares India 50 ETF ETF	ExchangeTradedFund		ETF
INFI	Infinity Pharmaceuticals Inc COM USD	CommonStock		Equity
INFL	Listed Funds Trust Horizon Kinetics Inflation Beneficiaries ETF	ExchangeTradedFund		Equity
INFN	Infinera Corp COM USD.001	CommonStock		Equity
INFO	IHS Markit Ltd. Common Shares	CommonStock		Equity
INFR	Legg Mason Global Infrastructure ETF ETF	ExchangeTradedFund		ETF
INFU	InfuSystem Holdings Inc. Common stock	CommonStock		Equity
INFY	Infosys Limited American Depositary Shares each represented by one Equity Share, par value 5 per share	AdrCommon		Equity
ING	ING Groep N.V. American Depositary Shares (Issuable for one Bearer Depositary Receipt, each in respect of one Ordinary Share)	AdrCommon		Equity
INGN	Inogen Inc COM USD.001	CommonStock		Equity
INGR	Ingredion Incorporated Common Stock	CommonStock		Equity
INKA	Kludein I Acquisition Corp CL A	CommonStock		Equity
INKAU	Kludein I Acquisition Corp UNIT	Unit		Equity
INKAW	Kludein I Acquisition Corp WT EXP 070827	Warrant		Equity
INKM	SSGA Active Trust SPDR SSgA Income Allocation ETF	ExchangeTradedFund		ETF
INM	InMed Pharmaceuticals Inc COM	CommonStock		Equity
INMB	INmune Bio Inc COM	CommonStock		Equity
INMD	InMode Ltd COM USD0.01	CommonStock		Equity
INMU	BlackRock ETF Trust II BlackRock Intermediate Muni Income Bond ETF	ExchangeTradedFund		Equity
INN	Summit Hotel Properties, Inc. Common Stock	CommonStock		Equity
INNV	InnovAge Holding Corp COM	CommonStock		Equity
INNpD	Summit Hotel Properties, Inc. 6.45% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
INNpE	Summit Hotel Properties, Inc. 6.250% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
INO	Inovio Pharmaceuticals Inc COM NPV	CommonStock		Equity
INOD	Innodata Inc COM USD.01	CommonStock		Equity
INOV	Inovalon Holdings Inc CL A COM USD.000005	CommonStock		Equity
INPX	Inpixon COM USD.001	CommonStock		Equity
INS	Intelligent Systems Corp Common Stock	CommonStock		Equity
INSE	Inspired Entertainment Inc COM	CommonStock		Equity
INSG	Inseego Corp COM USD.001	CommonStock		Equity
INSI	Insight Select Income Fund Common Stock	CommonStock		Equity
INSM	Insmed Inc COM USD.01	CommonStock		Equity
INSP	Inspire Medical Systems, Inc. Common Stock, par value $0.001 per share	CommonStock		Equity
INSW	International Seaways, Inc. Common Stock	CommonStock		Equity
INSWpA	International Seaways, Inc. 8.50% Senior Notes due June 30, 2023	StructuredProduct	Preferred Class	Equity
INT	World Fuel Services Corporation Common Stock	CommonStock		Equity
INTC	Intel Corp COM NPV	CommonStock		Equity
INTF	iShares Trust iShares MSCI Intl Multifactor ETF	ExchangeTradedFund		ETF
INTG	Intergroup Corp (The) COM USD.01	CommonStock		Equity
INTT	inTEST Corporation Common stock	CommonStock		Equity
INTU	Intuit Inc. COM NPV	CommonStock		Equity
INTZ	Intrusion Inc COM NPV	CommonStock		Equity
INUV	Inuvo, Inc Common Stock	CommonStock		Equity
INVA	Innoviva Inc COM USD.01	CommonStock		Equity
INVE	Identiv Inc COM USD.001	CommonStock		Equity
INVH	Invitation Homes Inc. Common Stock	CommonStock		Equity
INVO	Invo Bioscience Inc COM USD0.0001	CommonStock		Equity
INVZ	Innoviz Technologies Ltd COM	CommonStock		Equity
INVZW	Innoviz Technologies Ltd WT EXP 040526	Warrant		Equity
INZY	Inozyme Pharma Inc COM 0.0001	CommonStock		Equity
IO	ION Geophysical Corporation Common Stock	CommonStock		Equity
IONS	Ionis Pharmaceuticals Inc COM USD.001	CommonStock		Equity
IOO	iShares Trust iShares Global 100 ETF	ExchangeTradedFund		ETF
IOR	Income Opportunity Realty Investors, Inc. Common Stock Par Value $.01	CommonStock		Equity
IOSP	Innospec Inc COM USD.01	CommonStock		Equity
IOVA	Iovance Biotherapeutics Inc COM USD0.00004166	CommonStock		Equity
IP	International Paper Company Common Stock	CommonStock		Equity
IPA	ImmunoPrecise Antibodies Ltd COM	CommonStock		Equity
IPAC	iShares Trust iShares Core MSCI Pacific ETF	ExchangeTradedFund		ETF
IPAR	Inter Parfums Inc COM NPV	CommonStock		Equity
IPAY	ETF Managers Trust ETFMG Prime Mobile Payments ETF	ExchangeTradedFund		ETF
IPB	Merrill Lynch Depositor Inc. 6.0518% INDEXPLUS Trust Certificates Series 2003-1	StructuredProduct		Equity
IPDN	Professional Diversity Network LLC COM USD0.01	CommonStock		Equity
IPFF	iShares International Preferred Stock ETF ETF	ExchangeTradedFund		ETF
IPG	The Interpublic Group of Companies, Inc. Common Stock	CommonStock		Equity
IPGP	IPG Photonics Corp COM USD.0001	CommonStock		Equity
IPHA	Innate Pharma SA ADR SPONSORED	AdrCommon		Equity
IPI	Intrepid Potash, Inc. Common Stock	CommonStock		Equity
IPKW	Invesco International BuyBack Achievers ETF ETF	ExchangeTradedFund		ETF
IPLDP	Interstate Power & Light Co PFD SER D 5.1	PreferredStock		Equity
IPO	Renaissance Capital Greenwich Fund Renaissance IPO ETF	ExchangeTradedFund		ETF
IPOD	Social Capital Hedosophia Holdings Corp. IV Class A Ordinary Shares	CommonStock		Equity
IPOD.U	Social Capital Hedosophia Holdings Corp. IV Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
IPOD.WS	Social Capital Hedosophia Holdings Corp. IV Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IPOF	Social Capital Hedosophia Holdings Corp. VI Class A Ordinary Shares	CommonStock		Equity
IPOF.U	Social Capital Hedosophia Holdings Corp. VI Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
IPOF.WS	Social Capital Hedosophia Holdings Corp. VI Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
IPOS	Renaissance Capital Greenwich Fund Renaissance International IPO ETF	ExchangeTradedFund		ETF
IPSC	Century Therapeutics Inc COM USD.0001	CommonStock		Equity
IPVA	InterPrivate II Acquisition Corp. Class A Common Stock	CommonStock		Equity
IPVA.U	InterPrivate II Acquisition Corp. Units, each consisting of one share of Class A common stock and one fifth of one redeemable warrant	Unit	Units	Equity
IPVA.WS	InterPrivate II Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
IPVF	InterPrivate III Financial Partners Inc. Class A Common Stock	CommonStock		Equity
IPVF.U	InterPrivate III Financial Partners Inc. Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
IPVF.WS	InterPrivate III Financial Partners Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IPVI	InterPrivate IV InfraTech Partners Inc COM CL A	CommonStock		Equity
IPVIU	InterPrivate IV InfraTech Partners Inc UNITS	Unit		Equity
IPVIW	InterPrivate IV InfraTech Partners Inc WRRTS	Warrant		Equity
IPW	iPower Inc COM CL A	CommonStock		Equity
IPWR	Ideal Power Inc COM USD.001	CommonStock		Equity
IQ	iQIYI Inc ADS	AdrCommon		Equity
IQDE	FlexShares Trust FlexShares International Quality Dividend Defensive Index Fund	ExchangeTradedFund		ETF
IQDF	FlexShares Trust FlexShares International Quality Dividend Index Fund	ExchangeTradedFund		ETF
IQDG	WisdomTree International Quality Dividend Growth Fund ETF	ExchangeTradedFund		ETF
IQDY	FlexShares Trust FlexShares International Quality Dividend Dynamic Index Fund	ExchangeTradedFund		ETF
IQI	Invesco Quality Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
IQIN	IndexIQ ETF Trust IQ 500 International ETF	ExchangeTradedFund		ETF
IQLT	iShares Trust iShares MSCI Intl Quality Factor ETF	ExchangeTradedFund		ETF
IQM	Franklin Intelligent Machines ETF ETF	ExchangeTradedFund		ETF
IQSI	IndexIQ ETF Trust IQ Candriam ESG International Equity ETF	ExchangeTradedFund		ETF
IQSU	IndexIQ ETF Trust IQ Candriam ESG US Equity ETF	ExchangeTradedFund		ETF
IQV	IQVIA Holdings Inc. Common Stock	CommonStock		Equity
IR	Ingersoll Rand Inc. Common Stock	CommonStock		Equity
IRBO	iShares Trust iShares Robotics and Artificial Intelligence Multisector ETF	ExchangeTradedFund		ETF
IRBT	iRobot Corp COM USD.001	CommonStock		Equity
IRCP	IRSA Propiedades Comerciales SA SPONSORED ADR	AdrCommon		Equity
IRDM	Iridium Communications Inc COM	CommonStock		Equity
IRIX	IRIDEX Corp COM USD.01	CommonStock		Equity
IRL	The New Ireland Fund, Inc. Common Stock	CommonStock		Equity
IRM	Iron Mountain Incorporated Common Stock	CommonStock		Equity
IRMD	iRadimed Corp COM USD.0001	CommonStock		Equity
IROQ	IF Bancorp Inc COM USD.01	CommonStock		Equity
IRS	IRSA Inversiones y Representaciones S.A. Global Depositary Shares (Each representing ten shares of Common Stock)	AdrCommon		Equity
IRS.WS	IRSA Inversiones y Representaciones S.A. Warrants to purchase Common Shares	Warrant	Warrants	Equity
IRT	Independence Realty Trust, Inc. Common Stock	CommonStock		Equity
IRTC	iRhythm Technologies Inc COM USD.001	CommonStock		Equity
IRWD	Ironwood Pharmaceuticals Inc CL A COM USD.001	CommonStock		Equity
ISAA	Iron Spark I Inc COM CL A	CommonStock		Equity
ISBC	Investors Bancorp Inc COM USD.01	CommonStock		Equity
ISCB	iShares Trust iShares Morningstar Small-Cap ETF	ExchangeTradedFund		Equity
ISCF	iShares Trust iShares MSCI Intl Small-Cap Multifactor ETF	ExchangeTradedFund		ETF
ISCG	iShares Trust iShares Morningstar Small-Cap Growth ETF	ExchangeTradedFund		Equity
ISCV	iShares Trust iShares Morningstar Small-Cap Value ETF	ExchangeTradedFund		Equity
ISD	PGIM High Yield Bond Fund, Inc. Common Stock	CommonStock		Equity
ISDR	Issuer Direct Corporation Common Stock	CommonStock		Equity
ISDX	Invesco Exchange-Traded Self-Indexed Fund Trust - Invesco Rafi Strategic Developed ex-US ETF ETF	ExchangeTradedFund		ETF
ISEE	IVERIC bio Inc COM USD0.001	CommonStock		Equity
ISEM	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco RAFI Strategic Emerging Markets ETF ETF	ExchangeTradedFund		ETF
ISHG	iShares 1-3 Year International Treasury Bond ETF ETF	ExchangeTradedFund		ETF
ISIG	Insignia Systems Inc COM USD.01	CommonStock		Equity
ISLE	Isleworth Healthcare acquisition Corp COM CL A	CommonStock		Equity
ISLEW	Isleworth Healthcare acquisition Corp WT EXP 080227	Warrant		Equity
ISMD	Northern Lights Fund Trust IV Inspire Small/Mid Cap Impact ETF	ExchangeTradedFund		ETF
ISNS	Image Sensing Systems Inc COM USD.01	CommonStock		Equity
ISOS	Isos Acquisition Corporation Class A ordinary shares	CommonStock		Equity
ISOS.U	Isos Acquisition Corporation Units, each consisting of one Class A ordinary share, and one-third of a redeemable Warrant to acquire one Class A ordinary share	Unit	Units	Equity
ISOS.WS	Isos Acquisition Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
ISPC	iSpecimen Inc COM	CommonStock		Equity
ISR	IsoRay Inc. Common Stock	CommonStock		Equity
ISRA	VanEck Vectors ETF Trust VanEck Vectors Israel ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
ISRG	Intuitive Surgical Inc COM USD.001	CommonStock		Equity
ISSC	Innovative Solutions and Support Inc COM USD.001	CommonStock		Equity
ISTB	iShares Core 1-5 Year USD Bond ETF ETF	ExchangeTradedFund		ETF
ISTR	Investar Holding Corp COM USD1.	CommonStock		Equity
ISUN	iSun Inc COM	CommonStock		Equity
ISVL	Ishares International Developed Small Cap Value Factor ETF ETF	ExchangeTradedFund		Equity
ISWN	Amplify ETF Trust Amplify BlackSwan ISWN ETF	ExchangeTradedFund		Equity
ISZE	iShares Trust iShares MSCI Intl Size Factor ETF	ExchangeTradedFund		ETF
IT	Gartner, Inc. Common Stock $.0005 Par Value	CommonStock		Equity
ITA	iShares U.S. Aerospace & Defense ETF DJ AEROSPACE	ExchangeTradedFund		ETF
ITAC	Industrial Tech Acquisitions, Inc. Class A common stock	CommonStock		Equity
ITACU	Industrial Tech Acquisitions Inc UNITS	Unit		Equity
ITACW	Industrial Tech Acquisitions, Inc. Warrant	Warrant		Equity
ITB	iShares U.S. Home Construction ETF DJ HOME CONSTN	ExchangeTradedFund		ETF
ITCB	Itaú CorpBanca American Depositary Shares (each representing 1,500 shares of Common Stock, no par value)	AdrCommon		Equity
ITCI	Intra-Cellular Therapies Inc COM	CommonStock		Equity
ITEQ	ETF Managers Trust BlueStar Israel Technology ETF	ExchangeTradedFund		ETF
ITGR	Integer Holdings Corporation Common Stock	CommonStock		Equity
ITHX	ITHAX Acquisition Corp COM CL A	CommonStock		Equity
ITHXU	ITHAX Acquisition Corp UNITS	Unit		Equity
ITHXW	ITHAX Acquisition Corp WT EXP 020128	Warrant		Equity
ITI	Iteris Inc COM USD0.1	CommonStock		Equity
ITIC	Investors Title Co COM USD1.25	CommonStock		Equity
ITM	VanEck Vectors Intermediate Muni ETF ETF	ExchangeTradedFund		ETF
ITMR	Itamar Medical Ltd ADR	AdrCommon		Equity
ITOS	iTeos Therapeutics Inc COM	CommonStock		Equity
ITOT	iShares Trust iShares Core S&P Total U.S. Stock Market ETF	ExchangeTradedFund		ETF
ITP	IT Tech Packaging Inc. Common stock	CommonStock		Equity
ITQ	Itiquira Acquisition Corp COM CL A	CommonStock		Equity
ITQRU	Itiquira Acquisition Corp UNITS	Unit		Equity
ITQRW	Itiquira Acquisition Corp WT EXP 020326	Warrant		Equity
ITRG	Integra Resources Corp. Common Shares	CommonStock		Equity
ITRI	Itron Inc COM USD.01	CommonStock		Equity
ITRM	Iterum Therapeutics plc COM	CommonStock		Equity
ITRN	Ituran Location and Control Ltd COM NPV	CommonStock		Equity
ITT	ITT Inc. Common Stock	CommonStock		Equity
ITUB	Itau Unibanco Holding S.A. American Depositary Shares (Each representing One preferred Share)	AdrCommon		Equity
ITW	Illinois Tool Works Inc. Common Stock	CommonStock		Equity
IUS	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco RAFI Strategic US ETF ETF	ExchangeTradedFund		ETF
IUSB	iShares Core Total USD Bond Market ETF ETF	ExchangeTradedFund		ETF
IUSG	iShares Core S&P U.S. Growth ETF RUSL 3000 GROW	ExchangeTradedFund		ETF
IUSS	Invesco RAFI Strategic US Small Co ETF ETF	ExchangeTradedFund		ETF
IUSV	iShares Core S&P U.S. Value ETF ETF	ExchangeTradedFund		ETF
IVA	Inventiva SA ADR	AdrCommon		Equity
IVAC	Intevac Inc COM NPV	CommonStock		Equity
IVAL	Alpha Architect International Quantitative Value ETF ETF	ExchangeTradedFund		ETF
IVAN	Ivanhoe Capital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
IVAN.U	Ivanhoe Capital Acquisition Corp. Unit, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
IVAN.WS	Ivanhoe Capital Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
IVC	Invacare Corporation Common Shares	CommonStock		Equity
IVDG	Invesco Focused Discovery Growth ETF ETF	ExchangeTradedFund		Equity
IVE	iShares Trust iShares S&P 500 Value ETF	ExchangeTradedFund		ETF
IVES	ETF Managers Trust Wedbush ETFMG Global Cloud Technology ETF	ExchangeTradedFund		ETF
IVH	Ivy High Income Opportunities Fund Common Shares	CommonStock		Equity
IVLC	Invesco Us Large Cap Core Esg ETF ETF	ExchangeTradedFund		ETF
IVLU	iShares Trust iShares MSCI Intl Value Factor ETF	ExchangeTradedFund		ETF
IVOG	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund		ETF
IVOL	KraneShares Trust Quadratic Interest Rate Volatility and Inflation Hedge ETF	ExchangeTradedFund		ETF
IVOO	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 ETF	ExchangeTradedFund		ETF
IVOV	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Value ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
IVR	Invesco Mortgage Capital Inc. Common Stock	CommonStock		Equity
IVRA	Invesco Real Assets Esg ETF ETF	ExchangeTradedFund		Equity
IVRpB	Invesco Mortgage Capital Inc. 7.75% Fixed-To-Floating Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
IVRpC	Invesco Mortgage Capital Inc. 7.5% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, Liquation Preference $25.00 per Share	PreferredStock	Preferred Class	Equity
IVSG	Invesco Select Growth ETF ETF	ExchangeTradedFund		Equity
IVV	iShares Trust iShares Core S&P 500 ETF	ExchangeTradedFund		ETF
IVW	iShares Trust iShares S&P 500 Growth ETF	ExchangeTradedFund		ETF
IVZ	Invesco Ltd. Common Shares	CommonStock		Equity
IWB	iShares Trust iShares Russell 1000 ETF	ExchangeTradedFund		ETF
IWC	iShares Trust iShares Micro-Cap ETF	ExchangeTradedFund		ETF
IWD	iShares Trust iShares Russell 1000 Value ETF	ExchangeTradedFund		ETF
IWDL	UBS AG ETRACS 2x Leveraged US Value Factor TR ETN	ExchangeTradedNote		Equity
IWF	iShares Trust iShares Russell 1000 Growth ETF	ExchangeTradedFund		ETF
IWFH	iShares Trust iShares Virtual Work and Life Multisector ETF	ExchangeTradedFund		ETF
IWFL	UBS AG ETRACS 2x Leveraged US Growth Factor TR ETN	ExchangeTradedNote		Equity
IWL	iShares Trust iShares Russell Top 200 ETF	ExchangeTradedFund		ETF
IWM	iShares Trust iShares Russell 2000 ETF	ExchangeTradedFund		ETF
IWML	UBS AG ETRACS 2x Leveraged US Size Factor TR ETN	ExchangeTradedNote		Equity
IWN	iShares Trust iShares Russell 2000 Value ETF	ExchangeTradedFund		ETF
IWO	iShares Trust iShares Russell 2000 Growth ETF	ExchangeTradedFund		ETF
IWP	iShares Trust iShares Russell Mid-Cap Growth ETF	ExchangeTradedFund		ETF
IWR	iShares Trust iShares Russell Mid-Cap ETF	ExchangeTradedFund		ETF
IWS	iShares Trust iShares Russell Mid-Cap Value ETF	ExchangeTradedFund		ETF
IWV	iShares Trust iShares Russell 3000 ETF	ExchangeTradedFund		ETF
IWX	iShares Trust iShares Russell Top 200 Value ETF	ExchangeTradedFund		ETF
IWY	iShares Trust iShares Russell Top 200 Growth ETF	ExchangeTradedFund		ETF
IX	ORIX Corporation American Depositary Shares (Each Representing Five (5) Shares of Common Stock)	AdrCommon		Equity
IXC	iShares Trust iShares Global Energy ETF	ExchangeTradedFund		ETF
IXG	iShares Trust iShares Global Financials ETF	ExchangeTradedFund		ETF
IXJ	iShares Trust iShares Global Healthcare ETF	ExchangeTradedFund		ETF
IXN	iShares Trust iShares Global Tech ETF	ExchangeTradedFund		ETF
IXP	iShares Trust iShares Global Comm Services ETF	ExchangeTradedFund		ETF
IXSE	WisdomTree Trust WisdomTree India ex-State-Owned Enterprises Fund	ExchangeTradedFund		ETF
IXUS	iShares Core MSCI Total International Stock ETF ETF	ExchangeTradedFund		ETF
IYC	iShares Trust iShares U.S. Consumer Services ETF	ExchangeTradedFund		ETF
IYE	iShares Trust iShares U.S. Energy ETF	ExchangeTradedFund		ETF
IYF	iShares Trust iShares U.S. Financials ETF	ExchangeTradedFund		ETF
IYG	iShares Trust iShares U.S. Financial Services ETF	ExchangeTradedFund		ETF
IYH	iShares Trust iShares U.S. Healthcare ETF	ExchangeTradedFund		ETF
IYJ	iShares US Industrials ETF DJ US INDL SEC	ExchangeTradedFund		ETF
IYK	iShares Trust iShares U.S. Consumer Goods ETF	ExchangeTradedFund		ETF
IYLD	iShares Morningstar Multi-Asset Income ETF ETF	ExchangeTradedFund		ETF
IYM	iShares Trust iShares U.S. Basic Materials ETF	ExchangeTradedFund		ETF
IYR	iShares Trust iShares U.S. Real Estate ETF	ExchangeTradedFund		ETF
IYT	iShares Transportation Average ETF TRANSP AVE IDX	ExchangeTradedFund		ETF
IYW	iShares Trust iShares U.S. Technology ETF	ExchangeTradedFund		ETF
IYY	iShares Trust iShares Dow Jones U.S. ETF	ExchangeTradedFund		ETF
IYZ	iShares US Telecommunications ETF DJ US TELECOMM	ExchangeTradedFund		ETF
IZEA	IZEA Worldwide Inc COM USD0.0001	CommonStock		Equity
IZRL	ARK ETF Trust - ARK Israel Innovative Technology ETF ETF	ExchangeTradedFund		ETF
J	Jacobs Engineering Group Inc. Common Stock	CommonStock		Equity
JAAA	Janus Detroit Street Trust Janus Henderson AAA CLO ETF	ExchangeTradedFund		ETF
JACK	Jack in the Box Inc. COM USD.01 VTG	CommonStock		Equity
JAGG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Aggregate Bond ETF	ExchangeTradedFund		Equity
JAGX	Jaguar Health Inc COM USD0.0001	CommonStock		Equity
JAKK	JAKKS Pacific Inc COM USD.001	CommonStock		Equity
JAMF	Jamf Holding Corp COM USD0.001	CommonStock		Equity
JAN	JanOne Inc COM NPV	CommonStock		Equity
JANX	Janux Therapeutics Inc COM USD.001	CommonStock		Equity
JANZ	Trueshares Structured Outcome (January) ETF ETF	ExchangeTradedFund		Equity
JAX	J. Alexander's Holdings, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
JAZZ	Jazz Pharmaceuticals Plc COM USD.0001	CommonStock		Equity
JBGS	JBG SMITH Properties Common Shares, par value $0.01 per share	CommonStock		Equity
JBHT	J.B. Hunt Transport Services Inc. COM USD.01	CommonStock		Equity
JBI	Janus International Group, Inc. Common Stock	CommonStock		Equity
JBI.WS	Janus International Group, Inc. Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
JBK	Lehman ABS Corporation 3.50% Adjustable Corporate Backed Trust Certificates, Goldman Sachs Capital I Securities-Backed Series 2004-6	StructuredProduct		Equity
JBL	Jabil Inc. Common Stock	CommonStock		Equity
JBLU	JetBlue Airways Corp COM USD.01	CommonStock		Equity
JBSS	JOHN B SANFILIPPO & SON INC COM USD.01	CommonStock		Equity
JBT	John Bean Technologies Corporation Common Stock	CommonStock		Equity
JCE	Nuveen Core Equity Alpha Fund Common Shares of Beneficial Interest	CommonStock		Equity
JCI	Johnson Controls International plc Ordinary Shares	CommonStock		Equity
JCIC	Jack Creek Investment Corp COM CL A	CommonStock		Equity
JCICU	Jack Creek Investment Corp UNITS	Unit		Equity
JCICW	Jack Creek Investment Corp WT EXP 100125	Warrant		Equity
JCO	Nuveen Credit Opportunities 2022 Target Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
JCOM	j2 Global Inc COM USD.01	CommonStock		Equity
JCPB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Core Plus Bond ETF ETF	ExchangeTradedFund		ETF
JCS	Communications Systems Inc. COM USD.05	CommonStock		Equity
JCTCF	Jewett-Cameron Trading Co Ltd COM NPV	CommonStock		Equity
JCTR	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Carbon Transition U.S. Equity ETF	ExchangeTradedFund		ETF
JD	JD.com Inc ADR	AdrCommon		Equity
JDD	Nuveen Diversified Dividend and Income Fund Shares of Beneficial Interest	CommonStock		Equity
JDIV	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Dividend ETF	ExchangeTradedFund		ETF
JDST	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bear 2X Shares	ExchangeTradedFund		ETF
JEF	Jefferies Financial Group Inc. Common Stock	CommonStock		Equity
JELD	JELD-WEN Holding, Inc. Common Stock	CommonStock		Equity
JEMA	JPMorgan Emerging Markets Equity Core ETF ETF	ExchangeTradedFund		Equity
JEMD	Nuveen Emerging Markets Debt 2022 Target Term Fund Common Shares of Beneficial Interest, $0.01 par value per share	CommonStock		Equity
JEPI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Equity Premium Income ETF	ExchangeTradedFund		ETF
JEQ	Aberdeen Japan Equity Fund, Inc. Common Stock	CommonStock		Equity
JETS	ETF Series Solutions U.S. Global Jets ETF	ExchangeTradedFund		ETF
JFIN	Jiayin Group Inc ADR	AdrCommon		Equity
JFR	Nuveen Floating Rate Income Fund Common Shares of Beneficial Interest, $0.01 par value	CommonStock		Equity
JFU	9F Inc ADR	AdrCommon		Equity
JG	Aurora Mobile Ltd ADR	AdrCommon		Equity
JGH	Nuveen Global High Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
JGLD	Amplify ETF Trust Amplify Pure Junior Gold Miners ETF	ExchangeTradedFund		ETF
JHAA	Nuveen Corporate Income 2023 Target Term Fund Common Shares, $0.01 par value	CommonStock		Equity
JHB	Nuveen Corporate Income November 2021 Target Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
JHCB	John Hancock Exchange-Traded Fund Trust John Hancock Corporate Bond ETF	ExchangeTradedFund		Equity
JHCS	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Media and Communications ETF	ExchangeTradedFund		ETF
JHEM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Emerging Markets ETF	ExchangeTradedFund		ETF
JHG	Janus Henderson Group plc Ordinary Shares	CommonStock		Equity
JHI	John Hancock Investors Trust Capital Stock	CommonStock		Equity
JHMA	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Materials ETF	ExchangeTradedFund		ETF
JHMC	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Consumer Discretionary ETF	ExchangeTradedFund		ETF
JHMD	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Developed International ETF	ExchangeTradedFund		ETF
JHME	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Energy ETF	ExchangeTradedFund		ETF
JHMF	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Financials ETF	ExchangeTradedFund		ETF
JHMH	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Healthcare ETF	ExchangeTradedFund		ETF
JHMI	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Industrials ETF	ExchangeTradedFund		ETF
JHML	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Large Cap ETF	ExchangeTradedFund		ETF
JHMM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Mid Cap ETF	ExchangeTradedFund		ETF
JHMS	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Consumer Staples ETF	ExchangeTradedFund		ETF
JHMT	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Technology ETF	ExchangeTradedFund		ETF
JHMU	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Utilities ETF	ExchangeTradedFund		ETF
JHS	John Hancock Income Securities Trust Capital Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
JHSC	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Small Cap ETF	ExchangeTradedFund		ETF
JHX	James Hardie Industries plc. American Depositary Shares (Each representing One (1) unit of CHESS Unit of Foreign Securities)	AdrCommon		Equity
JIG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Growth ETF	ExchangeTradedFund		ETF
JIGB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Corporate Bond Research Enhanced ETF	ExchangeTradedFund		ETF
JILL	J.Jill, Inc. Common Stock	CommonStock		Equity
JJA	Barclays Bank PLC iPath Series B Bloomberg Agriculture Subindex Total Return ETN	ExchangeTradedNote		ETF
JJC	Barclays Bank PLC iPath Series B Bloomberg Copper Subindex Total Return ETN	ExchangeTradedNote		ETF
JJE	Barclays Bank PLC iPath Series B Bloomberg Energy Subindex Total Return ETN	ExchangeTradedNote		ETF
JJG	Barclays Bank PLC iPath Series B Bloomberg Grains Subindex Total Return ETN	ExchangeTradedNote		ETF
JJM	Barclays Bank PLC iPath Series B Bloomberg Industrial Metals Subindex Total Return ETN	ExchangeTradedNote		ETF
JJN	Barclays Bank PLC iPath Series B Bloomberg Nickel Subindex Total Return ETN	ExchangeTradedNote		ETF
JJP	Barclays Bank PLC iPath Series B Bloomberg Precious Metals Subindex Total Return ETN	ExchangeTradedNote		ETF
JJS	Barclays Bank PLC iPath Series B Bloomberg Softs Subindex Total Return ETN	ExchangeTradedNote		ETF
JJSF	J & J Snack Foods Corp COM NPV	CommonStock		Equity
JJT	Barclays Bank PLC iPath Series B Bloomberg Tin Subindex Total Return ETN	ExchangeTradedNote		ETF
JJU	Barclays Bank PLC iPath Series B Bloomberg Aluminum Subindex Total Return ETN	ExchangeTradedNote		ETF
JKHY	Henry (Jack) & Associates Inc COM USD.01	CommonStock		Equity
JKS	JinkoSolar Holding Co., Ltd. American Depositary Shares (each representing 4 Ordinary Shares)	AdrCommon		Equity
JLL	Jones Lang LaSalle Incorporated Common Stock	CommonStock		Equity
JLS	Nuveen Mortgage and Income Fund Common Shares on Beneficial Interest	CommonStock		Equity
JMBS	Janus Detroit Street Trust Janus Henderson Mortgage-Backed Securities ETF	ExchangeTradedFund		ETF
JMIA	Jumia Technologies AG American Depositary Shares, each representing two Ordinary Shares	AdrCommon		Equity
JMIN	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Minimum Volatility ETF	ExchangeTradedFund		ETF
JMM	Nuveen Multi-Market Income Fund Common Stock	CommonStock		Equity
JMOM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Momentum Factor ETF	ExchangeTradedFund		ETF
JMP	JMP Group LLC Common Stock	CommonStock		Equity
JMPNL	JMP Group 7.25 Senior Note 27 ETN	Unknown		Equity
JMPNZ	JMP Group LLC 6.875 NT 2029 ETN	Unknown		Equity
JMST	J.P. Morgan Exchange-Traded Fund Trust - PMorgan Ultra-Short Municipal Income ETF ETF	ExchangeTradedFund		ETF
JMUB	J.P. Morgan Exchange Traded Fund Trust - JPMorgan Municipal ETF ETF	ExchangeTradedFund		ETF
JNCE	JOUNCE THERAPEUTICS INC COM USD0.001	CommonStock		Equity
JNJ	Johnson & Johnson Common Stock	CommonStock		Equity
JNK	SPDR Series Trust SPDR Bloomberg Barclays High Yield Bond ETF	ExchangeTradedFund		ETF
JNPR	Juniper Networks, Inc. Common Stock	CommonStock		Equity
JNUG	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bull 2X Shares	ExchangeTradedFund		ETF
JO	Barclays Bank PLC iPath Series B Bloomberg Coffee Subindex Total Return ETN	ExchangeTradedNote		ETF
JOAN	JOANN Inc COM 0.01	CommonStock		Equity
JOB	GEE Group Inc. Common Stock	CommonStock		Equity
JOBS	51job Inc ADR	AdrCommon		Equity
JOE	The St. Joe Company Common Stock	CommonStock		Equity
JOET	Virus TerranovaUs Quality Momentum ETF ETF	ExchangeTradedFund		ETF
JOF	Japan Smaller Capitalization Fund, Inc. Common Stock	CommonStock		Equity
JOFF	JOFF Fintech Acquisition Corp COM CL A	CommonStock		Equity
JOFFU	JOFF Fintech Acquisition Corp UNITS	Unit		Equity
JOFFW	JOFF Fintech Acquisition Corp WT EXP 020428	Warrant		Equity
JOUT	Johnson Outdoors Inc CL A COM USD.05	CommonStock		Equity
JOYY	Infusive US Trust Infusive Compounding Global Equities ETF	ExchangeTradedFund		ETF
JP	Jupai Holdings Limited American depositary shares, each representing six ordinary shares	AdrCommon		Equity
JPC	Nuveen Preferred & Income Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
JPEM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return Emerging Markets Equity ETF	ExchangeTradedFund		ETF
JPHY	JPMorgan High Yield Research Enhanced ETF ETF	ExchangeTradedFund		ETF
JPI	Nuveen Preferred and Income Term Fund Common Shares	CommonStock		Equity
JPIB	JPMorgan International Bond Opportunities ETF ETF	ExchangeTradedFund		ETF
JPIN	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return International Equity ETF	ExchangeTradedFund		ETF
JPM	JPMorgan Chase & Co. Common Stock	CommonStock		Equity
JPMB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan USD Emerging Markets Sovereign Bond ETF	ExchangeTradedFund		ETF
JPME	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Mid Cap Equity ETF	ExchangeTradedFund		ETF
JPMpC	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 6.00% Non-Cumulative Preferred Stock, Series EE	PreferredStock	Preferred Class	Equity
JPMpD	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 5.75% Non-Cumulative Preferred Stock, Series DD	PreferredStock	Preferred Class	Equity
JPMpJ	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of JPMorgan Chase & Co. 4.75% Non-Cumulative Preferred Stock, Series GG	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
JPMpK	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.55% Non-Cumulative Preferred Stock, Series JJ	PreferredStock	Preferred Class	Equity
JPMpL	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a share of 4.625% Non-Cumulative Preferred Stock, Series LL	PreferredStock	Preferred Class	Equity
JPN	DBX ETF Trust Xtrackers Japan JPX-Nikkei 400 Equity ETF	ExchangeTradedFund		ETF
JPS	Nuveen Preferred & Income Securities Fund Common Stock	CommonStock		Equity
JPSE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Small Cap Equity ETF	ExchangeTradedFund		ETF
JPST	JPMorgan Ultra-Short Income ETF ETF	ExchangeTradedFund		ETF
JPT	Nuveen Preferred and Income 2022 Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
JPUS	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Equity ETF	ExchangeTradedFund		ETF
JPXN	iShares Trust iShares JPX-Nikkei 400 ETF	ExchangeTradedFund		ETF
JQC	Nuveen Credit Strategies Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
JQUA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Quality Factor ETF	ExchangeTradedFund		ETF
JRE	Janus Detroit Street Trust Janus Henderson U.S. Real Estate ETF	ExchangeTradedFund		Equity
JRI	Nuveen Real Asset Income and Growth Fund Common Shares	CommonStock		Equity
JRJC	China Finance Online Co Ltd ADR	AdrCommon		Equity
JRO	Nuveen Floating Rate Income Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
JRS	Nuveen Real Estate Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
JRSH	Jerash Holdings (US) Inc COM	CommonStock		Equity
JRVR	James River Group Holdings Ltd COM USD0.0002	CommonStock		Equity
JSCP	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Short Duration Core Plus ETF	ExchangeTradedFund		Equity
JSD	Nuveen Short Duration Credit Opportunities Fund Common Shares, $0.01 par value	CommonStock		Equity
JSM	Navient Corp SR NT 2043	Unknown		Equity
JSMD	Janus Henderson Small/Mid Cap Growth Alpha ETF ETF	ExchangeTradedFund		ETF
JSML	Janus Henderson Small Cap Growth Alpha ETF ETF	ExchangeTradedFund		ETF
JSTC	Tidal ETF Trust Adasina Social Justice All Cap Global ETF	ExchangeTradedFund		ETF
JT	Jianpu Technology Inc. American Depositary Shares, each representing twenty Class A Ordinary Shares	AdrCommon		Equity
JTA	Nuveen Tax-Advantaged Total Return Strategy Fund Common Share of Beneficial Interest	CommonStock		Equity
JTD	Nuveen Tax-Advantaged Dividend Growth Fund Common Shares of Beneficial Interest	CommonStock		Equity
JUGGU	Jaws Juggernaut Acquisition Corp UNITS	Unit		Equity
JULZ	Trueshares Structured Outcome ETF ETF	ExchangeTradedFund		ETF
JUNZ	TrueShares Structured Outcome (June) ETF	ExchangeTradedFund		Equity
JUPW	Jupiter Wellness Inc COM	CommonStock		Equity
JUPWW	Jupiter Wellness Inc WT EXP 061725	Warrant		Equity
JUST	Goldman Sachs ETF Trust Goldman Sachs JUST U.S. Large Cap Equity ETF	ExchangeTradedFund		ETF
JVA	Coffee Holding Co Inc COM USD.001	CommonStock		Equity
JVAL	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Value Factor ETF	ExchangeTradedFund		ETF
JW.A	John Wiley & Sons, Inc. Class A Common Stock	CommonStock	Class	Equity
JW.B	John Wiley & Sons, Inc. Class B Common Stock	CommonStock	Class	Equity
JWEL	Jowell Global Ltd COM	CommonStock		Equity
JWN	Nordstrom, Inc. Common Stock	CommonStock		Equity
JWSM	Jaws Mustang Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
JWSM.U	Jaws Mustang Acquisition Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
JWSM.WS	Jaws Mustang Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
JXI	iShares Trust iShares Global Utilities ETF	ExchangeTradedFund		ETF
JYAC	Jiya Acquisition Corp COM CL A	CommonStock		Equity
JYNT	Joint Corp (The) COM USD.001	CommonStock		Equity
JZXN	Jiuzi Holdings Inc COM USD.005	CommonStock		Equity
K	Kellogg Company Common Stock	CommonStock		Equity
KAHC	KKR Acquisition Holdings I Corp. Class A Common Stock	CommonStock		Equity
KAHC.U	KKR Acquisition Holdings I Corp. Units, each consisting of one share of Class A Common Stock and one-fourth of one redeemable warrant	Unit	Units	Equity
KAHC.WS	KKR Acquisition Holdings I Corp. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KAI	Kadant Inc. Common Stock	CommonStock		Equity
KAII	Kismet Acquisition Two Corp COM CL A	CommonStock		Equity
KAIIU	Kismet Acquisition Two Corp UNITS	Unit		Equity
KAIIW	Kismet Acquisition Two Corp WT EXP 063026	Warrant		Equity
KAIR	Kairos Acquisition Corp COM CL A	CommonStock		Equity
KAIRU	Kairos Acquisition Corp UNIT	Unit		Equity
KAIRW	Kairos Acquisition Corp WT EXP 113027	Warrant		Equity
KALA	Kala Pharmaceuticals Inc COM 0.001USD	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
KALL	KraneShares Trust KraneShares MSCI All China Index ETF	ExchangeTradedFund		Equity
KALU	Kaiser Aluminum Corp COM PAR $0.01	CommonStock		Equity
KALV	KalVista Pharmaceuticals Inc COM USD.001	CommonStock		Equity
KAMN	Kaman Corporation Common Stock	CommonStock		Equity
KAPR	INNOVATOR RUSSELL 2000 POWER BUFFER ETF APRIL ETF	ExchangeTradedFund		ETF
KAR	KAR Auction Services, Inc. Common Stock	CommonStock		Equity
KARO	Karooooo Ltd ORD SHS	CommonStock		Equity
KARS	KraneShares Trust KraneShares Electric Vehicles and Future Mobility Index ETF	ExchangeTradedFund		ETF
KB	KB Financial Group Inc. American Depositary Shares (Each respresenting one Common Share)	AdrCommon		Equity
KBA	KraneShares Trust KraneShares Bosera MSCI China A Share ETF	ExchangeTradedFund		ETF
KBAL	Kimball International Inc CL B COM USD.625	CommonStock		Equity
KBE	SPDR Series Trust SPDR S&P Bank ETF	ExchangeTradedFund		ETF
KBH	KB Home Common Stock	CommonStock		Equity
KBND	KraneShares Trust KraneShares Bloomberg Barclays China Bond Inclusion Index ETF	ExchangeTradedFund		Equity
KBNT	Kubient Inc COM USD0.00001	CommonStock		Equity
KBNTW	Kubient Inc WT EXP 070925	Warrant		Equity
KBR	KBR, Inc. Common Stock	CommonStock		Equity
KBSF	KBS Fashion Group Ltd COM USD.0001	CommonStock		Equity
KBUY	KraneShares Trust KraneShares CICC China Consumer Leaders Index ETF	ExchangeTradedFund		ETF
KBWB	Invesco KBW Bank ETF ETF	ExchangeTradedFund		ETF
KBWD	Invesco KBW High Dividend Yield Financial ETF ETF	ExchangeTradedFund		ETF
KBWP	Invesco Exchange-Traded Fd Tr II Invesco KBW Property & Casualty Insurance ETF ETF	ExchangeTradedFund		ETF
KBWR	Invesco KBW Regional Banking ETF ETF	ExchangeTradedFund		ETF
KBWY	Invesco Exchange-Traded Fund Trust II Invesco KBW Premium Yield Equity REIT ETF ETF	ExchangeTradedFund		ETF
KC	Kingsoft Cloud Holdings Ltd ADR	AdrCommon		Equity
KCAC	Kensington Capital Acquisition Corp. II Class A Common Stock	CommonStock		Equity
KCAC.U	Kensington Capital Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
KCCB	KraneShares Trust KraneShares CCBS China Corporate High Yield Bond USD Index ETF	ExchangeTradedFund		ETF
KCE	SPDR Series Trust SPDR S&P Capital Markets ETF	ExchangeTradedFund		ETF
KDFI	KraneShares Trust KFA Dynamic Fixed Income ETF	ExchangeTradedFund		ETF
KDMN	Kadmon Holdings Inc COM USD.001	CommonStock		Equity
KDNY	Chinook Therapeutics Inc COM USD0.0001	CommonStock		Equity
KDP	Keurig Dr Pepper Inc COM	CommonStock		Equity
KE	Kimball Electronics Inc COM NPV	CommonStock		Equity
KEJI	Global X China Innovation ETF ETF	ExchangeTradedFund		Equity
KELYA	Kelly Services Inc. CL A COM USD1 NVTG	CommonStock		Equity
KELYB	Kelly Services Inc. CL B COM USD1	CommonStock		Equity
KEMQ	KraneShares Trust KraneShares Emerging Markets Consumer Technology Index ETF	ExchangeTradedFund		ETF
KEMX	KraneShares Trust KraneShares MSCI Emerging Markets ex China Index ETF	ExchangeTradedFund		ETF
KEN	Kenon Holdings Ltd. Ordinary Shares	CommonStock		Equity
KEP	Korea Electric Power Corporation American Depositary Shares (Each representing 1/2 of a share of Common Stock)	AdrCommon		Equity
KEQU	Kewaunee Scientific Corp COM USD2.5	CommonStock		Equity
KERN	Akerna Corp COM	CommonStock		Equity
KERNW	Akerna Corp WT EXP 080124	Warrant		Equity
KESG	KraneShares Trust KraneShares MSCI China ESG Leaders Index ETF	ExchangeTradedFund		ETF
KEX	Kirby Corporation Common Stock	CommonStock		Equity
KEY	KeyCorp Common Shares	CommonStock		Equity
KEYS	Keysight Technologies, Inc. Common stock, par value $0.01 per share	CommonStock		Equity
KEYpI	KeyCorp Depositary Shares each representing a 1/40th ownership interest in a share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
KEYpJ	KeyCorp Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
KEYpK	KeyCorp Depositary Shares, each representing a 1/40th ownership interest in a share of Fixed Rate Perpetual Non-Cumulative Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
KF	The Korea Fund, Inc. Common Stock	CommonStock		Equity
KFFB	Kentucky First Federal Bancorp COM	CommonStock		Equity
KFRC	Kforce Inc COM USD.01	CommonStock		Equity
KFS	Kingsway Financial Services, Inc. Common Stock	CommonStock		Equity
KFVG	KraneShares Trust KraneShares CICC China 5G and Semiconductor Index ETF	ExchangeTradedFund		ETF
KFY	Korn Ferry Common Stock	CommonStock		Equity
KFYP	KraneShares Trust KraneShares CICC China Leaders 100 Index ETF	ExchangeTradedFund		ETF
KGC	Kinross Gold Corporation Common Shares	CommonStock		Equity
KGRN	KraneShares Trust KraneShares MSCI China Clean Technology Index ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
KHC	The Kraft Heinz Co COM USD.01	CommonStock		Equity
KIDS	OrthoPediatrics Corp COM USD0.00025	CommonStock		Equity
KIE	SPDR Series Trust SPDR S&P Insurance ETF	ExchangeTradedFund		ETF
KIII	Kismet Acquisition Three Corp COM CL A	CommonStock		Equity
KIIIU	Kismet Acquisition Three Corp UNITS	Unit		Equity
KIIIW	Kismet Acquisition Three Corp WT EXP 063026	Warrant		Equity
KIM	Kimco Realty Corporation Common Stock	CommonStock		Equity
KIMpL	Kimco Realty Corporation Class L Depositary Shares, each of which represents a one0one thousandth fractional interest in a share of 5.125% Class L Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
KIMpM	Kimco Realty Corporation Class M Depositary Shares, each of which represents a one-one thousandth fractional interest in a share of 5.25% Class M Cumulative Redeemable Preferred Stock, liquidation prefere	PreferredStock	Preferred Class	Equity
KIN	Kindred Biosciences Inc COM USD.0001	CommonStock		Equity
KINS	Kingstone Cos Inc COM USD1	CommonStock		Equity
KINZ	KINS Technology Group Inc COM CL A	CommonStock		Equity
KINZU	KINS Technology Group Inc UNIT	Unit		Equity
KINZW	KINS Technology Group Inc WT EX	Warrant		Equity
KIO	KKR Income Opportunities Fund Common Shares	CommonStock		Equity
KIQ	Kelso Technologies Inc. Common Shares without Par Value	CommonStock		Equity
KIRK	Kirkland's Inc COM NPV	CommonStock		Equity
KJAN	Innovator Russell 2000 Power Buffer ETF -January ETF	ExchangeTradedFund		ETF
KJUL	Innovator Russell 2000 Power Buffer ETF ETF	ExchangeTradedFund		ETF
KKR	KKR & Co. Inc. Common Stock	CommonStock		Equity
KKRS	KKR & Co. Inc. 4.625% Subordinated Notes due 2061	StructuredProduct		Equity
KKRpB	KKR & Co. Inc. 6.50% Series B Preferred Stock	PreferredStock	Preferred Class	Equity
KKRpC	KKR & Co. Inc. 6.00% Series C Mandatory Convertible Preferred Stock	StructuredProduct	Preferred Class	Equity
KL	Kirkland Lake Gold Ltd. Common Shares	CommonStock		Equity
KLAC	KLA Corp COM USD.001	CommonStock		Equity
KLAQ	KL Acquisition Corp COM CL A	CommonStock		Equity
KLAQU	KL Acquisition Corp UNIT	Unit		Equity
KLAQW	KL Acquisition Corp WT EXP 011228	Warrant		Equity
KLCD	KraneShares Trust KFA Large Cap Quality Dividend Index ETF	ExchangeTradedFund		ETF
KLDO	Kaleido BioSciences Inc COM	CommonStock		Equity
KLDW	Investment Managers Series Trust Knowledge Leaders Developed World ETF	ExchangeTradedFund		ETF
KLIC	Kulicke and Soffa Industries Inc COM NPV	CommonStock		Equity
KLR	Kaleyra, Inc. Common Stock	CommonStock		Equity
KLR.WS	Kaleyra, Inc. Warrants, each whole Warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KLXE	KLX Energy Services Holdings Inc COM	CommonStock		Equity
KMB	Kimberly-Clark Corporation Common Stock	CommonStock		Equity
KMDA	Kamada Ltd COM ILS1.	CommonStock		Equity
KMED	KraneShares Trust KraneShares Emerging Markets Healthcare Index ETF	ExchangeTradedFund		ETF
KMF	Kayne Anderson NextGen Energy & Infrastructure, Inc. Common Stock, $0.001 par value	CommonStock		Equity
KMI	Kinder Morgan, Inc. Class P common stock, $0.01 par value	CommonStock		Equity
KMLM	KraneShares Trust KFA Mount Lucas Index Strategy ETF	ExchangeTradedFund		ETF
KMPH	KemPharm Inc COM USD0.0001	CommonStock		Equity
KMPR	Kemper Corporation Common Stock	CommonStock		Equity
KMT	Kennametal Inc. Capital Stock	CommonStock		Equity
KMX	CarMax Inc. Common Stock	CommonStock		Equity
KN	Knowles Corporation Common Stock	CommonStock		Equity
KNBE	KnowBe4 Inc COM CL A	CommonStock		Equity
KNDI	Kandi Technolgies Group Inc COM	CommonStock		Equity
KNG	FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF ETF	ExchangeTradedFund		Equity
KNGS	Upholdings Compound Kings ETF ETF	ExchangeTradedFund		Equity
KNL	Knoll, Inc. Common Stock	CommonStock		Equity
KNOP	KNOT Offshore Partners LP Common Stock	CommonStock		Equity
KNSA	Kiniksa Pharmaceuticals Ltd COM CL A	CommonStock		Equity
KNSL	Kinsale Capital Group Inc COM USD0.01	CommonStock		Equity
KNTE	Kinnate Biopharma Inc COM USD0.0001	CommonStock		Equity
KNX	Knight-Swift Transportation Holdings Inc. Common Stock	CommonStock		Equity
KO	The Coca-Cola Company Common Stock	CommonStock		Equity
KOCT	Innovator Russell 2000 Power Buffer ETF - October ETF	ExchangeTradedFund		ETF
KOD	Kodiak Sciences Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
KODK	Eastman Kodak Company Common Stock, $0.01 par value per share	CommonStock		Equity
KOF	Coca-Cola FEMSA, S.A.B. de C.V. American Depositary Shares, each representing 10 Units (each Unit consists of 3 Series B Shares and 5 Series L Shares)	AdrCommon		Equity
KOIN	Exchange Traded Concepts Trust Capital Link NextGen Protocol ETF	ExchangeTradedFund		Equity
KOKU	DBX ETF Trust Xtrackers MSCI Kokusai Equity ETF	ExchangeTradedFund		ETF
KOLD	ProShares Trust II ProShares UltraShort Bloomberg Natural Gas	ExchangeTradedVehicle		ETF
KOMP	SPDR Series Trust SPDR S&P Kensho New Economies Composite ETF	ExchangeTradedFund		ETF
KOP	Koppers Holdings Inc. Common Stock	CommonStock		Equity
KOPN	Kopin Corp COM USD.01	CommonStock		Equity
KOR	Corvus Gold Inc COM NPV	CommonStock		Equity
KORP	American Century ETF Trust American Century Diversified Corporate Bond ETF	ExchangeTradedFund		ETF
KORU	Direxion Shares ETF Trust Direxion Daily MSCI South Korea Bull 3X Shares	ExchangeTradedFund		ETF
KOS	Kosmos Energy Ltd. Common Shares	CommonStock		Equity
KOSS	Koss Corp COM USD.01	CommonStock		Equity
KPLT	Katapult Holdings Inc COM	CommonStock		Equity
KPLTW	Katapult Holdings Inc WT EXP 060926	Warrant		Equity
KPTI	Karyopharm Therapeutics Inc COM USD.0001	CommonStock		Equity
KR	The Kroger Co. Common Stock	CommonStock		Equity
KRA	Kraton Corporation Common Stock	CommonStock		Equity
KRBN	KraneShares Trust KraneShares Global Carbon ETF	ExchangeTradedFund		Equity
KRBP	Kiromic BioPharma Inc COM	CommonStock		Equity
KRC	Kilroy Realty Corporation Common Stock	CommonStock		Equity
KRE	SPDR Series Trust SPDR S&P Regional Banking ETF	ExchangeTradedFund		ETF
KREF	KKR Real Estate Finance Trust Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
KREFpA	KKR Real Estate Finance Trust Inc. 6.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
KRG	Kite Realty Group Trust Common Shares	CommonStock		Equity
KRKR	36Kr Holdings Inc ADS	AdrCommon		Equity
KRMA	Global X Conscious Companies ETF ETF	ExchangeTradedFund		ETF
KRMD	Repro MedSystems Inc COM USD.01	CommonStock		Equity
KRNL	Kernel Group Holdings Inc COM CL A	CommonStock		Equity
KRNLU	Kernel Group Holdings Inc UNITS	Unit		Equity
KRNLW	Kernel Group Holdings Inc WT EXP 020226	Warrant		Equity
KRNT	Kornit Digital Ltd ORD ILS.01	CommonStock		Equity
KRNY	Kearny Financial Corp COM USD.10	CommonStock		Equity
KRO	Kronos Worldwide, Inc. Common Stock	CommonStock		Equity
KRON	Kronos Bio Inc COM USD.001	CommonStock		Equity
KROS	Keros Therapeutics Inc COM	CommonStock		Equity
KRP	Kimbell Royalty Partners, LP Common Stock	CommonStock		Equity
KRT	Karat Packaging Inc COM	CommonStock		Equity
KRTX	Karuna Therapeutics Inc COM	CommonStock		Equity
KRUS	Kura Sushi USA Inc COM CL A USD0.001	CommonStock		Equity
KRYS	Krystal Biotech Inc COM	CommonStock		Equity
KSA	iShares Trust iShares MSCI Saudi Arabia ETF	ExchangeTradedFund		ETF
KSCD	KraneShares Trust KFA Small Cap Quality Dividend Index ETF	ExchangeTradedFund		ETF
KSI	Kadem Sustainable Impact Corp COM	CommonStock		Equity
KSICU	Kadem Sustainable Impact Corp UNITS	Unit		Equity
KSICW	Kadem Sustainable Impact Corp Wrrt	Warrant		Equity
KSM	DWS Strategic Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
KSMT	Kismet Acquisition One Corp COM SHS	CommonStock		Equity
KSMTU	Kismet Acquisition One Corp UNIT	Unit		Equity
KSMTW	Kismet Acquisition One Corp WT EXP	Warrant		Equity
KSPN	Kaspien Holdings Inc COM USD.01	CommonStock		Equity
KSS	Kohl's Corporation Common Stock	CommonStock		Equity
KSTR	KraneShares Trust KraneShares SSE STAR Market 50 Index ETF	ExchangeTradedFund		Equity
KSU	Kansas City Southern Common Stock	CommonStock		Equity
KSUp	Kansas City Southern Non-Cumulative Preferred Stock (Maximum 4% Non-Cumulative)	PreferredStock	Preferred	Equity
KT	KT Corporation American Depositary Shares (Each representing 1/2 of a Common Share)	AdrCommon		Equity
KTB	Kontoor Brands, Inc. Common Stock	CommonStock		Equity
KTCC	Key Tronic Corp COM NPV	CommonStock		Equity
KTEC	KraneShares Trust KraneShares Hang Seng TECH Index ETF	ExchangeTradedFund		Equity
KTF	DWS Municipal Income Trust Common Shares	CommonStock		Equity
KTH	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Certificates (Issued by PECO Energy Capital Trust III) due 4/6/2028	StructuredProduct		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
KTN	Structured Products Corp. 8.205% Credit-Enhanced Corporate-Backed Trust Securities(Credit-Enhanced CorTS Certificates with a principal amount of 30,000,000)(For Aon Capital A, Trust)	StructuredProduct		Equity
KTOS	Kratos Defense & Security Solutions Inc COM USD.01	CommonStock		Equity
KTRA	Kintara Therapeutics Inc COM	CommonStock		Equity
KUKE	Kuke Music Holding Limited American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
KULR	KULR Technology Group, Inc. Common Stock	CommonStock		Equity
KURA	Kura Oncology Inc COM USD.0001	CommonStock		Equity
KURE	KraneShares Trust KraneShares MSCI All China Health Care Index ETF	ExchangeTradedFund		ETF
KURI	Alkuri Global Acquisition Corp COM CL A	CommonStock		Equity
KURIU	Alkuri Global Acquisition Corp UNIT	Unit		Equity
KURIW	Alkuri Global Acquisition Corp WT EXP 020928	Warrant		Equity
KVHI	KVH Industries Inc COM USD.01	CommonStock		Equity
KVLE	KraneShares Trust KFA Value Line Dynamic Core Equity Index ETF	ExchangeTradedFund		ETF
KVSA	Khosla Ventures Acquisition Co COM CL A	CommonStock		Equity
KVSB	Khosla Ventures Acquisition Co II COM CL A	CommonStock		Equity
KVSC	Khosla Ventures Acquisition Co III UNITS	CommonStock		Equity
KW	Kennedy-Wilson Holdings, Inc. Common Stock	CommonStock		Equity
KWAC	Kingswood Acquisition Corp. Class A Common Stock	CommonStock		Equity
KWAC.U	Kingswood Acquisition Corp. Units, each consisting of one share of Class A Common Stock and three-fourths of one redeemable warrant	Unit	Units	Equity
KWAC.WS	Kingswood Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
KWEB	KraneShares Trust KraneShares CSI China Internet ETF	ExchangeTradedFund		ETF
KWR	Quaker Chemical Corporation Common Stock	CommonStock		Equity
KWT	Ishares MSCI Kuwait ETF ETF	ExchangeTradedFund		ETF
KXI	iShares Trust iShares Global Consumer Staples ETF	ExchangeTradedFund		ETF
KXIN	Kaixin Auto Holdings COM	CommonStock		Equity
KYMR	Kymera Therapeutics Inc COM	CommonStock		Equity
KYN	Kayne Anderson Energy Infrastructure Fund, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
KZIA	Kazia Therapeutics Ltd SPONSORED ADR	AdrCommon		Equity
KZR	Kezar Life Sciences Inc COM	CommonStock		Equity
L	Loews Corporation Common Stock	CommonStock		Equity
LAAAU	Lakeshore Acquisition I Corp UNITS	Unit		Equity
LABD	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bear 3X Shares	ExchangeTradedFund		ETF
LABP	Landos Biopharma Inc COM	CommonStock		Equity
LABU	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bull 3X Shares	ExchangeTradedFund		ETF
LAC	Lithium Americas Corp. Common Shares, no par value	CommonStock		Equity
LAD	Lithia Motors, Inc. Common Stock	CommonStock		Equity
LADR	Ladder Capital Corp Class A Common Stock, $0.001 par value per share	CommonStock		Equity
LAIX	LAIX Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
LAKE	Lakeland Industries Inc COM USD1	CommonStock		Equity
LAMR	Lamar Advertising Co CL A COM NPV	CommonStock		Equity
LANC	Lancaster Colony Corp COM USD1	CommonStock		Equity
LAND	Gladstone Land Corporation COM USD.001	CommonStock		Equity
LANDM	Gladstone Land Corporation PFD SER D	PreferredStock		Equity
LANDO	Gladstone Land Corporation PFD SER B 6%	Unknown		Equity
LARK	Landmark Bancorp Inc COM USD.1	CommonStock		Equity
LASR	nLIGHT Inc COM USD.0001	CommonStock		Equity
LATN	Union Acquisition Corp II ORD	CommonStock		Equity
LATNU	Union Acquisition Corp II UNIT	Unit		Equity
LATNW	Union Acquisition Corp II WT EXP 040125	Warrant		Equity
LAUR	Laureate Education Inc CL A COM USD0.001	CommonStock		Equity
LAWS	Lawson Products Inc COM NPV	CommonStock		Equity
LAZ	Lazard Ltd Class A Common Stock	CommonStock		Equity
LAZR	Luminar Technologies Inc COM CL A	CommonStock		Equity
LAZY	Lazydays Holdings Inc ORD NPV	CommonStock		Equity
LB	L Brands, Inc. Common Stock	CommonStock		Equity
LBAI	Lakeland Bancorp Inc COM NPV	CommonStock		Equity
LBAY	Tidal ETF Trust Leatherback Long/Short Alternative Yield ETF	ExchangeTradedFund		ETF
LBC	Luther Burbank Corp COM	CommonStock		Equity
LBJ	Direxion Shares ETF Trust Direxion Daily Latin America Bull 2X Shares	ExchangeTradedFund		ETF
LBPH	Longboard Pharmaceuticals Inc COM	CommonStock		Equity
LBPS	4D Pharma Plc ADS	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
LBPSW	4D Pharma Plc WTS	Warrant		Equity
LBRDA	Liberty Broadband Corp SR A COM USD.01	CommonStock		Equity
LBRDK	Liberty Broadband Corp SR C COM USD.01	CommonStock		Equity
LBRDP	Liberty Broadband Corp CUM RED PFD SR A	PreferredStock		Equity
LBRT	Liberty Oilfield Services Inc. Class A common stock	CommonStock		Equity
LBTYA	Liberty Global Plc SR A COM USD.01	CommonStock		Equity
LBTYB	Liberty Global Plc SR B COM USD.01	CommonStock		Equity
LBTYK	Liberty Global Plc SR C COM USD .01	CommonStock		Equity
LC	LendingClub Corporation Common Stock	CommonStock		Equity
LCA	Landcadia Holdings IV Inc COM	CommonStock		Equity
LCAA	L Catterton Asia Acquisition Corp ORD CL A	CommonStock		Equity
LCAAU	L Catterton Asia Acquisition Corp UNITS	Unit		Equity
LCAAW	L Catterton Asia Acquisition Corp WT EXP 030826	Warrant		Equity
LCAHU	Landcadia Holdings IV Inc UNIT	Unit		Equity
LCAP	Lionheart Acquisition Corp II COM CL A	CommonStock		Equity
LCAPU	Lionheart Acquisition Corp II UNITS	Unit		Equity
LCAPW	Lionheart Acquisition Corp II WT EXP 021426	Warrant		Equity
LCG	Northern Lights Fund Trust IV Sterling Capital Focus Equity ETF	ExchangeTradedFund		ETF
LCI	Lannett Company, Inc. Common Stock, $.001 Par Value	CommonStock		Equity
LCII	LCI Industries Common Stock	CommonStock		Equity
LCNB	LCNB Corp COM NPV	CommonStock		Equity
LCR	Leuthold Funds, Inc Leuthold Core ETF	ExchangeTradedFund		ETF
LCTD	BlackRock ETF Trust BlackRock World ex U.S. Carbon Transition Readiness ETF	ExchangeTradedFund		Equity
LCTU	BlackRock ETF Trust BlackRock U.S. Carbon Transition Readiness ETF	ExchangeTradedFund		Equity
LCTX	Lineage Cell Therapeutics, Inc. Common Shares	CommonStock		Equity
LCUT	Lifetime Brands Inc COM USD.01	CommonStock		Equity
LCY	Landcadia Holdings III Inc COM CL A	CommonStock		Equity
LCYAU	Landcadia Holdings III Inc UNITS	Unit		Equity
LCYAW	Landcadia Holdings III Inc WT EXP 100127	Warrant		Equity
LD	Barclays Bank PLC iPath Bloomberg Lead Subindex Total Return ETN due 6/24/2038	ExchangeTradedNote		ETF
LDEM	iShares ESG MSCI EM Leaders ETF ETF	ExchangeTradedFund		ETF
LDHA	LDH Growth Corp I ORD SHS A	CommonStock		Equity
LDHAU	LDH Growth Corp I UNITS	Unit		Equity
LDHAW	LDH Growth Corp I WTS	Warrant		Equity
LDI	loanDepot, Inc. Class A Common Stock	CommonStock		Equity
LDL	Lydall, Inc. Common Stock	CommonStock		Equity
LDOS	Leidos Holdings, Inc. Common Stock	CommonStock		Equity
LDP	Cohen & Steers Limited Duration Preferred and Income Fund, Inc. Common Stock	CommonStock		Equity
LDRS	Innovator ETFs Trust Innovator IBD ETF Leaders ETF	ExchangeTradedFund		ETF
LDSF	First Trust Exchange-Traded Fund VIII - First Trust Low Duration Strategic Focus ETF ETF	ExchangeTradedFund		ETF
LDUR	PIMCO ETF Trust PIMCO Enhanced Low Duration Active Exchange-Traded Fund	ExchangeTradedFund		ETF
LE	Lands' End Inc COM USD.01	CommonStock		Equity
LEA	Lear Corporation Common Stock	CommonStock		Equity
LEAD	Siren DIVCON Leaders Dividend ETF ETF	ExchangeTradedFund		ETF
LEAP	Ribbit LEAP, Ltd. Class A Ordinary Shares	CommonStock		Equity
LEAP.U	Ribbit LEAP, Ltd. Units, each consisting of one Class A ordinary share and one-fifth of a redeemable Warrant to acquire one Class A ordinary share	Unit	Units	Equity
LEAP.WS	Ribbit LEAP, Ltd. Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
LECO	Lincoln Electric Holdings Inc COM NPV	CommonStock		Equity
LEDS	SemiLEDs Corp COM	CommonStock		Equity
LEE	Lee Enterprises Inc COM USD2	CommonStock		Equity
LEG	Leggett & Platt, Incorporated Common Stock	CommonStock		Equity
LEGA	Lead Edge Growth Opportunities Ltd COM	CommonStock		Equity
LEGAU	Lead Edge Growth Opportunities Ltd UNITS	Unit		Equity
LEGAW	Lead Edge Growth Opportunities Ltd Wrrt	Warrant		Equity
LEGH	Legacy Housing Corp COM	CommonStock		Equity
LEGN	LEGEND BIOTECH CORPORATION ADR	AdrCommon		Equity
LEGO	Legato Merger Corp COM	CommonStock		Equity
LEGOU	Legato Merger Corp UNITS	Unit		Equity
LEGOW	Legato Merger Corp WT EXP 123125	Warrant		Equity
LEGR	First Trust Exchange-Traded Fund VI - First Trust Indxx Innovative Transaction & Process ETF ETF	ExchangeTradedFund		ETF
LEJU	Leju Holdings Limited American Depositary Shares, each representing one ordinary share	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
LEMB	iShares Inc. iShares J.P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund		ETF
LEN	Lennar Corporation Class A Common Stock	CommonStock		Equity
LEN.B	Lennar Corporation Class B Common Stock	CommonStock	Class	Equity
LEND	Amplify ETF Trust Amplify CrowdBureau Online Lending and Digital Banking ETF	ExchangeTradedFund		ETF
LEO	BNY Mellon Strategic Municipals, Inc. Common Stock	CommonStock		Equity
LESL	Leslie's Inc COM USD.001	CommonStock		Equity
LEU	Centrus Energy Corp. Class A Common Stock	CommonStock		Equity
LEV	The Lion Electric Company Common Shares	CommonStock		Equity
LEV.WS	The Lion Electric Company Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LEVI	Levi Strauss & Co. Class A Common Stock	CommonStock		Equity
LEVL	Level One Bancorp Inc COM	CommonStock		Equity
LEVLP	Level One Bancorp Inc 7.5% DP SH	PreferredStock		Equity
LEXX	Lexaria Bioscience Corp COM	CommonStock		Equity
LEXXW	Lexaria Bioscience Corp WT EXP 011126	Warrant		Equity
LFC	China Life Insurance Company Limited American Depositary Shares, (each representing 15 H shares, RMB 1.00 par value)	AdrCommon		Equity
LFEQ	VanEck Vectors ETF Trust VanEck Vectors Long/Flat Trend ETF	ExchangeTradedFund		ETF
LFMD	LifeMD Inc COM	CommonStock		Equity
LFST	LifeStance Health Group Inc COM USD.01	CommonStock		Equity
LFT	Lument Finance Trust, Inc. Common Stock	CommonStock		Equity
LFTR	Lefteris Acquisition Corp COM	CommonStock		Equity
LFTRU	Lefteris Acquisition Corp UNIT	Unit		Equity
LFTRW	Lefteris Acquisition Corp WT EXP 102325	Warrant		Equity
LFTpA	Lument Finance Trust, Inc. 7.875% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
LFUS	Littelfuse Inc COM USD.01	CommonStock		Equity
LFVN	Lifevantage Corp COM USD0.001	CommonStock		Equity
LGAC	Lazard Growth Acquisition Corp I COM CL A	CommonStock		Equity
LGACU	Lazard Growth Acquisition Corp I UNITS	Unit		Equity
LGACW	Lazard Growth Acquisition Corp I WT EXP 021026	Warrant		Equity
LGBT	LGBTQ + ESG100 ETF	ExchangeTradedFund		Equity
LGF.A	Lions Gate Entertainment Corp. Class A voting shares, without par value	CommonStock	Class	Equity
LGF.B	Lions Gate Entertainment Corp. Class B non-voting shares, without par value	CommonStock	Class	Equity
LGH	Northern Lights Fund Trust III HCM Defender 500 Index ETF	ExchangeTradedFund		ETF
LGHL	Lion Group Holding Ltd ADS	CommonStock		Equity
LGHLW	Lion Group Holding Ltd WT EXP 061725	Warrant		Equity
LGI	Lazard Global Total Return and Income Fund, Inc. Common Stock	CommonStock		Equity
LGIH	LGI Homes Inc COM USD.01	CommonStock		Equity
LGL	LGL Group Inc (The) Common Stock	CommonStock		Equity
LGLV	SPDR Series Trust SPDR SSGA US Large Cap Low Volatility Index ETF	ExchangeTradedFund		ETF
LGND	Ligand Pharmaceuticals Inc COM USD.001	CommonStock		Equity
LGO	Largo Resources Ltd COM	CommonStock		Equity
LGOV	First Trust Exchange-Traded Fund IV First Trust Long Duration Opportunities ETF	ExchangeTradedFund		ETF
LGV	Longview Acquisition Corp. II Class A Common Stock	CommonStock		Equity
LGV.U	Longview Acquisition Corp. II Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable Warrant	Unit	Units	Equity
LGV.WS	Longview Acquisition Corp. II Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LGVN	Longeveron INC COM CL A	CommonStock		Equity
LH	Laboratory Corporation of America Holdings Common Stock (New)	CommonStock		Equity
LHAA	Lerer Hippeau Acquisition Corp UNITS	CommonStock		Equity
LHC	Leo Holdings Corp. II Class A Ordinary Shares	CommonStock		Equity
LHC.U	Leo Holdings Corp. II Units, each consisting of one Class A ordinary share and one-quarter of one redeemable warrant	Unit	Units	Equity
LHC.WS	Leo Holdings Corp. II Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
LHCG	LHC Group Inc COM USD.01	CommonStock		Equity
LHDX	Lucira Health Inc COM	CommonStock		Equity
LHX	L3Harris Technologies, Inc. Common Stock	CommonStock		Equity
LI	Li Auto Inc ADR	AdrCommon		Equity
LIFE	aTyr Pharma Inc COM USD.001	CommonStock		Equity
LII	Lennox International Inc. Common Stock	CommonStock		Equity
LIII	Leo Holdings III Corp Class A ordinary shares	CommonStock		Equity
LIII.U	Leo Holdings III Corp Units, each consisting of one Class A ordinary share, and one-fifth of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
LIII.WS	Leo Holdings III Corp Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
LILA	Liberty Latin America Ltd CL A ORD NPV	CommonStock		Equity
LILAK	Liberty Latin America Ltd CL C ORD NPV	CommonStock		Equity
LIN	Linde plc Ordinary shares, nominal value 0.001 per share	CommonStock		Equity
LINC	Lincoln Educational Services Corp COM NPV	CommonStock		Equity
LIND	Lindblad Expeditions Holdings Inc COM USD.0001	CommonStock		Equity
LINK	Interlink Electronics COM NPV	CommonStock		Equity
LINX	Linx S.A. American Depositary Shares, each representing one common share	AdrCommon		Equity
LIQT	LiqTech International Inc COM USD0.001	CommonStock		Equity
LIT	Global X Funds Global X Lithium & Battery Tech ETF	ExchangeTradedFund		ETF
LITB	LightInTheBox Holding Co., Ltd. American Depositary Shares, each representing two ordinary shares	AdrCommon		Equity
LITE	Lumentum Holdings Inc COM USD.001	CommonStock		Equity
LITTU	Logistics Innovation Technologies Corp UNITS	Unit		Equity
LIV	Emles Home ETF ETF	ExchangeTradedFund		ETF
LIVE	Live Ventures Inc COM USD.001	CommonStock		Equity
LIVK	LIV Capital Acquisition Corp COM CL A $0.0001	CommonStock		Equity
LIVKU	LIV Capital Acquisition Corp UNIT	Unit		Equity
LIVKW	LIV Capital Acquisition Corp WRRT EXP 121324	Warrant		Equity
LIVN	LivaNova PLC ORD GBP1	CommonStock		Equity
LIVX	LiveXLive Media Inc COM USD0.001	CommonStock		Equity
LIXT	Lixte Biotechnology Holdings Inc COM USD0.0001	CommonStock		Equity
LIXTW	Lixte Biotechnology Holdings Inc *W EXP 99/99/9999	Warrant		Equity
LIZI	LIZHI INC ADS	AdrCommon		Equity
LJAQ	Lightjump Acquisition Corp COM	CommonStock		Equity
LJAQU	Lightjump Acquisition Corp UNIT	Unit		Equity
LJAQW	Lightjump Acquisition Corp WT EX 011226	Warrant		Equity
LJPC	La Jolla Pharmaceutical Co COM USD.01	CommonStock		Equity
LKCO	Luokung Technology Corp COM	CommonStock		Equity
LKFN	Lakeland Financial Corp COM USD.5	CommonStock		Equity
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund ETF	ExchangeTradedFund		ETF
LKQ	LKQ Corp COM	CommonStock		Equity
LL	Lumber Liquidators Holdings, Inc. Common Stock	CommonStock		Equity
LLNW	Limelight Networks Inc COM USD.001	CommonStock		Equity
LLY	Eli Lilly and Company Common Stock	CommonStock		Equity
LMACA	Liberty Media Acquisition Corp COM CL A	CommonStock		Equity
LMACU	Liberty Media Acquisition Corp UNIT	Unit		Equity
LMACW	Liberty Media Acquisition Corp WT EXP 012226	Warrant		Equity
LMAO	LMF Acquisition Opportunities Inc COM CL A	CommonStock		Equity
LMAOU	LMF Acquisition Opportunities Inc UNITS	Unit		Equity
LMAOW	LMF Acquisition Opportunities Inc WT EXP 012626	Warrant		Equity
LMAT	LeMaitre Vascular Inc COM USD	CommonStock		Equity
LMB	Limbach Holdings Inc COM	CommonStock		Equity
LMBS	First Trust Exchange-Traded Trust IV First Trust Low Duration Opportunities ETF ETF	ExchangeTradedFund		ETF
LMFA	LM Funding America Inc COM USD.001	CommonStock		Equity
LMND	Lemonade, Inc. Common Stock	CommonStock		Equity
LMNL	Liminal BioSciences Inc COM	CommonStock		Equity
LMNR	Limoneira Co COM NPV	CommonStock		Equity
LMNX	Luminex Corp COM USD.001	CommonStock		Equity
LMPX	LMP Automotive Holdings Inc COM	CommonStock		Equity
LMRK	Landmark Infrastructure Partners LP COM LP UNIT	CommonStock		Equity
LMRKN	Landmark Infrastructure Partners LP CONV PFD SER C	PreferredStock		Equity
LMRKO	Landmark Infrastructure Partners LP PFD UT SER B	PreferredStock		Equity
LMRKP	Landmark Infrastructure Partners LP RED PFD SER A	Unit		Equity
LMST	Limestone Bancorp Inc COM USD	CommonStock		Equity
LMT	Lockheed Martin Corporation Common Stock	CommonStock		Equity
LNC	Lincoln National Corporation Common Stock	CommonStock		Equity
LND	BrasilAgro - Companhia Brasileira de Propriedades Agrícolas American Depositary Shares, each representing one ordinary share	AdrCommon		Equity
LNDC	Landec Corp COM NPV	CommonStock		Equity
LNFA	L&F Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
LNFA.U	L&F Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
LNFA.WS	L&F Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
LNG	Cheniere Energy Inc Common Stock	CommonStock		Equity
LNN	Lindsay Corporation Common Stock	CommonStock		Equity
LNSR	Lensar Inc COM	CommonStock		Equity
LNT	Alliant Energy Corp COM NPV	CommonStock		Equity
LNTH	Lantheus Holdings Inc COM USD0.01	CommonStock		Equity
LOAN	Manhattan Bridge Capital COM USD.01	CommonStock		Equity
LOB	Live Oak Bancshares Inc COM NPV	CommonStock		Equity
LOCO	El Pollo Loco Holdings Inc COM USD0.01	CommonStock		Equity
LODE	Comstock Mining Inc. Common Stock	CommonStock		Equity
LOGC	LogicBio Therapeutics Inc COM	CommonStock		Equity
LOGI	Logitech International SA, Apples ORD	CommonStock		Equity
LOKB	Live Oak Acquisition Corp. II Class A Common Stock	CommonStock		Equity
LOKB.U	Live Oak Acquisition Corp. II Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
LOKB.WS	Live Oak Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
LOKM	Live Oak Mobility Acquisition Corp. Class A Common Stock	CommonStock		Equity
LOKM.U	Live Oak Mobility Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-fifth of one warrant	Unit	Units	Equity
LOKM.WS	Live Oak Mobility Acquisition Corp. Warrants, exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
LOMA	Loma Negra Compañía Industrial Argentina Sociedad Anónima American Depositary Shares, each representing five ordinary shares	AdrCommon		Equity
LOOP	Loop Industries Inc COM	CommonStock		Equity
LOPE	Grand Canyon Education Inc COM USD.01	CommonStock		Equity
LOPP	Gabelli ETFs Trust Gabelli Love Our Planet & People ETF	ExchangeTradedFund		Equity
LORL	Loral Space & Communications Inc COM	CommonStock		Equity
LOTZ	CarLotz Inc CL A	CommonStock		Equity
LOTZW	CarLotz Inc WT EXP 022626	Warrant		Equity
LOUP	Innovator ETFs Trust Innovator Loup Frontier Tech ETF	ExchangeTradedFund		ETF
LOV	Spark Networks SE American Depositary Shares each representing one-tenth of an Ordinary Share	AdrCommon		Equity
LOVE	Lovesac Co (The) COM	CommonStock		Equity
LOW	Lowe's Companies, Inc. Common Stock	CommonStock		Equity
LOWC	SPDR Index Shares Funds SPDR MSCI ACWI Low Carbon Target ETF	ExchangeTradedFund		ETF
LPCN	Lipocine Inc COM NPV	CommonStock		Equity
LPG	Dorian LPG Ltd. Common Stock, $0.01 par value	CommonStock		Equity
LPI	Laredo Petroleum, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
LPL	LG Display Co., Ltd. American Depositary Shares (Each representing one-half of one share of Common Shares, Won 5,000 par value)	AdrCommon		Equity
LPLA	LPL Financial Holdings Inc COM USD.01	CommonStock		Equity
LPRO	Open Lending Corp COM CL A	CommonStock		Equity
LPSN	LivePerson Inc COM USD.001	CommonStock		Equity
LPTH	LightPath Technologies Inc CL A COM USD.01	CommonStock		Equity
LPTX	Leap Therapeutics Inc COM USD.001	CommonStock		Equity
LPX	Louisiana-Pacific Corporation Common Stock	CommonStock		Equity
LQD	iShares Trust iShares iBoxx $ Investment Grade Corporate Bond ETF	ExchangeTradedFund		ETF
LQDA	Liquidia Corp COM	CommonStock		Equity
LQDB	iShares Trust iShares BBB Rated Corporate Bond ETF	ExchangeTradedFund		Equity
LQDH	iShares U.S. ETF Trust iShares Interest Rate Hedged Corporate Bond ETF	ExchangeTradedFund		ETF
LQDI	iShares U.S. ETF Trust - IShares Inflation Hedged Corporate Bond ETF ETF	ExchangeTradedFund		ETF
LQDT	Liquidity Services Inc COM USD.001	CommonStock		Equity
LRCX	Lam Research Corp COM NPV	CommonStock		Equity
LRGE	Legg Mason ETF Investment Trust - Clearbridge Large Cap Growth ESG ETF	ExchangeTradedFund		ETF
LRGF	iShares Trust iShares MSCI USA Multifactor ETF	ExchangeTradedFund		ETF
LRMR	Larimar Therapeutics Inc COM	CommonStock		Equity
LRN	Stride, Inc. Common Stock	CommonStock		Equity
LRNZ	Listed Funds Trust TrueShares Technology, AI & Deep Learning ETF	ExchangeTradedFund		ETF
LSAF	Two Roads Shared Trust LeaderShares AlphaFactor US Core Equity ETF	ExchangeTradedFund		ETF
LSAQ	Lifesci Acquisition Ii Corp COM USD.0001	CommonStock		Equity
LSAT	Two Roads Shared Trust LeaderShares AlphaFactor Tactical Focused ETF	ExchangeTradedFund		ETF
LSBK	Lake Shore Bancorp Inc COM USD	CommonStock		Equity
LSCC	Lattice Semiconductor Corp COM USD.01	CommonStock		Equity
LSEA	Landsea Homes Corp COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
LSEAW	Landsea Homes Corp WT EXP 010726	Warrant		Equity
LSF	Laird Superfood, Inc. Common Stock	CommonStock		Equity
LSI	Life Storage, Inc. Common Stock	CommonStock		Equity
LSLT	Pacer Salt Low truBeta US Market ETF ETF	ExchangeTradedFund		ETF
LSPD	Lightspeed POS Inc. Subordinate Voting Shares	CommonStock		Equity
LSST	Natixis ETF Trust Natixis Loomis Sayles Short Duration Income ETF	ExchangeTradedFund		ETF
LSTR	Landstar System Inc COM USD.01	CommonStock		Equity
LSXMA	Liberty Media Corp SiriusXM Group SR A COM USD0.01	CommonStock		Equity
LSXMB	Liberty Media Corp SiriusXM Group SR B COM USD0.01	CommonStock		Equity
LSXMK	Liberty Media Corp SiriusXM Group SR C COM USD.01	CommonStock		Equity
LTBR	Lightbridge Corp COM USD.001	CommonStock		Equity
LTC	LTC Properties, Inc. Common Stock	CommonStock		Equity
LTCH	Latch Inc COM CL A	CommonStock		Equity
LTCHW	Latch Inc WT EXP 060426	Warrant		Equity
LTHM	Livent Corporation Common Stock	CommonStock		Equity
LTL	ProShares Trust ProShares Ultra Telecommunications	ExchangeTradedFund		ETF
LTPZ	PIMCO ETF Trust PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund		ETF
LTRN	Lantern Pharma Inc COM	CommonStock		Equity
LTRPA	Liberty TripAdvisor Holdings Inc SR A COM USD.01	CommonStock		Equity
LTRPB	Liberty TripAdvisor Holdings Inc SR B COM USD.01	CommonStock		Equity
LTRX	Lantronix Inc COM USD.0001	CommonStock		Equity
LU	Lufax Holding Ltd American Depositary Shares, two of which representing one Ordinary Share	AdrCommon		Equity
LUB	Luby's, Inc. Common Stock	CommonStock		Equity
LULU	lululemon athletica inc COM USD.01	CommonStock		Equity
LUMN	Lumen Technologies, Inc. Common Stock	CommonStock		Equity
LUMO	Lumos Pharma Inc COM	CommonStock		Equity
LUNA	Luna Innovations Inc COM USD.001	CommonStock		Equity
LUNG	Pulmonx Corp COM	CommonStock		Equity
LUV	Southwest Airlines Co. Common Stock	CommonStock		Equity
LUXA	Lux Health Tech Acquisition Corp CL A	CommonStock		Equity
LUXAU	Lux Health Tech Acquisition Corp UNIT	Unit		Equity
LUXAW	Lux Health Tech Acquisition Corp WT EXP 113027	Warrant		Equity
LUXE	Luxury Goods ETF ETF	ExchangeTradedFund		ETF
LVHD	Legg Mason Low Volatility High Dividend ETF ETF	ExchangeTradedFund		ETF
LVHI	Legg Mason International Low Volatility High Dividend ETF ETF	ExchangeTradedFund		ETF
LVOL	American Century ETF Trust American Century Low Volatility ETF	ExchangeTradedFund		Equity
LVOX	LiveVox Holding, Inc. Class A Common Stock	CommonStock		Equity
LVOXU	LiveVox Holding, Inc. Unit	Unit		Equity
LVOXW	LiveVox Holding, Inc. Warrant	Warrant		Equity
LVRA	Levere Holdings Corp ORD SHS A	CommonStock		Equity
LVRAU	Levere Holdings Corp UNITS	Unit		Equity
LVRAW	Levere Holdings Corp WT EXP 030926	Warrant		Equity
LVS	Las Vegas Sands Corp. Common Stock	CommonStock		Equity
LVTX	Lava Therapeutics BV COM	CommonStock		Equity
LW	Lamb Weston Holdings, Inc. Common Stock, $1.00 par value	CommonStock		Equity
LWAC	Locust Walk Acquisition Corp COM CL A	CommonStock		Equity
LWACU	Locust Walk Acquisition Corp UNIT	Unit		Equity
LWACW	Locust Walk Acquisition Corp WT EXP 123125	Warrant		Equity
LWAY	Lifeway Foods Inc COM NPV	CommonStock		Equity
LX	LexinFintech Holdings Ltd ADR	AdrCommon		Equity
LXEH	Lixiang Education Holding Co Ltd ADR	AdrCommon		Equity
LXFR	Luxfer Holdings PLC Ordinary Shares	CommonStock		Equity
LXP	Lexington Realty Trust Common Stock (Maryland REIT)	CommonStock		Equity
LXPpC	Lexington Realty Trust 6.5% Series C Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
LXRX	Lexicon Pharmaceuticals Inc COM USD.001	CommonStock		Equity
LXU	LSB Industries Inc. Common Stock	CommonStock		Equity
LYB	LyondellBasell Industries N.V. Class A Ordinary Shares	CommonStock		Equity
LYEL	Lyell Immunopharma Inc COM USD.0001	CommonStock		Equity
LYFE	2ndVote Life Neutral Plus ETF ETF	ExchangeTradedFund		ETF
LYFT	Lyft Inc COM CL A	CommonStock		Equity
LYG	Lloyds Banking Group plc American Depositary Shares (Each representing four Ordinary Shares of nominal value 10 pence each)	AdrCommon		Equity
LYL	Dragon Victory International Ltd COM USD.00001	CommonStock		Equity
LYRA	Lyra Therapeutics Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
LYTS	LSI Industries Inc COM USD.01	CommonStock		Equity
LYV	Live Nation Entertainment, Inc. Common Stock	CommonStock		Equity
LZB	La-Z-Boy Incorporated Common Shares	CommonStock		Equity
M	Macy's Inc. Common Stock	CommonStock		Equity
MA	Mastercard Incorporated Class A Common Stock	CommonStock		Equity
MAA	Mid-America Apartment Communities, Inc. Common Stock	CommonStock		Equity
MAAC	Montes Archimedes Acquisition Corp COM CL A	CommonStock		Equity
MAACU	Montes Archimedes Acquisition Corp UNITS	Unit		Equity
MAACW	Montes Archimedes Acquisition Corp WARRTS	Warrant		Equity
MAAX	VanEck Vectors Muni Allocation ETF ETF	ExchangeTradedFund		ETF
MAApI	Mid-America Apartment Communities, Inc. 8.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MAC	The Macerich Company Common Stock	CommonStock		Equity
MACA	Moringa Acquisition Corp COM CL A	CommonStock		Equity
MACAU	Moringa Acquisition Corp UNITS	Unit		Equity
MACAW	Moringa Acquisition Corp WT EXP 022228	Warrant		Equity
MACC	Mission Advancement Corp. Class A Common Stock	CommonStock		Equity
MACC.U	Mission Advancement Corp. Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	Unit	Units	Equity
MACC.WS	Mission Advancement Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
MACK	Merrimack Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
MACQ	MCAP Acquisition Corp COM CL A	CommonStock		Equity
MACQU	MCAP Acquisition Corp UNITS	Unit		Equity
MACQW	MCAP Acquisition Corp WT EXP 030226	Warrant		Equity
MACU	Mallard Acquisition Corp COM USD0.0001	CommonStock		Equity
MACUU	Mallard Acquisition Corp UNITS	Unit		Equity
MACUW	Mallard Acquisition Corp WT EXP 063027	Warrant		Equity
MAG	MAG Silver Corp Common Stock	CommonStock		Equity
MAGA	Point Bridge GOP Stock Tracker ETF ETF	ExchangeTradedFund		ETF
MAGS	Magal Security Systems Ltd ORD NIS1	CommonStock		Equity
MAIN	Main Street Capital Corporation Common Stock	CommonStock		Equity
MAMB	Monarch Ambassador Income ETF ETF	ExchangeTradedFund		Equity
MAN	ManpowerGroup Common Stock	CommonStock		Equity
MANH	Manhattan Associates Inc COM USD.01	CommonStock		Equity
MANT	ManTech International Corp CL A COM USD.01	CommonStock		Equity
MANU	Manchester United plc Class A Ordinary Shares	CommonStock		Equity
MAPS	WM Technology Inc COM CL A	CommonStock		Equity
MAPSW	WM Technology Inc WT EXP 061626	Warrant		Equity
MAQC	Maquia Capital Acquisition Corp COM USD	CommonStock		Equity
MAQCU	Maquia Capital Acquisition Corp UNITS	Unit		Equity
MAQCW	Maquia Capital Acquisition Corp WT EXP	Warrant		Equity
MAR	Marriott International Inc CL A COM NPV	CommonStock		Equity
MARA	Marathon Digital Holdings Inc COM USD.0001	CommonStock		Equity
MARB	First Trust Exchange-Traded Fund III First Trust Merger Arbitrage ETF	ExchangeTradedFund		ETF
MARK	Remark Holdings Inc COM USD.001	CommonStock		Equity
MARPS	Marine Petroleum Trust UNTS BEN INT NPV	CommonStock		Equity
MARZ	TrueShares Structured Outcome (March) ETF ETF	ExchangeTradedFund		Equity
MAS	Masco Corporation Common Stock	CommonStock		Equity
MASI	Masimo Corp COM USD.001	CommonStock		Equity
MASS	908 Devices Inc COM USD0.001	CommonStock		Equity
MAT	Mattel Inc. COM USD1	CommonStock		Equity
MATW	Matthews International Corp CL A COM USD1	CommonStock		Equity
MATX	Matson, Inc. Common Stock	CommonStock		Equity
MAV	Pioneer Municipal High Income Advantage Fund, Inc. Common Shares	CommonStock		Equity
MAX	MediaAlpha, Inc. Class A Common Stock	CommonStock		Equity
MAXN	Maxeon Solar Technologies Ltd COM	CommonStock		Equity
MAXR	Maxar Technologies Inc. Common Stock	CommonStock		Equity
MAYS	J. W. Mays Inc COM USD1	CommonStock		Equity
MAYZ	TrueShares Structured Outcome (May) ETF ETF	ExchangeTradedFund		Equity
MBAC	M3-Brigade Acquisition II Corp. Class A Common Stock	CommonStock		Equity
MBAC.U	M3-Brigade Acquisition II Corp. Units, each consisting of one share of Class A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
MBAC.WS	M3-Brigade Acquisition II Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MBB	iShares MBS ETF ETF	ExchangeTradedFund		ETF
MBBB	VanEck Vectors Moody's Analytics BBB Corporate Bond ETF ETF	ExchangeTradedFund		ETF
MBCC	Monarch Blue Chips Core ETF ETF	ExchangeTradedFund		Equity
MBCN	Middlefield Banc Corp COM NPV	CommonStock		Equity
MBI	MBIA Inc. Common Stock	CommonStock		Equity
MBII	Marrone Bio Innovations Inc COM USD0.00001	CommonStock		Equity
MBIN	Merchants Bancorp COM	CommonStock		Equity
MBINN	Merchants Bancorp 6% FXD PFD SR C	Unknown		Equity
MBINO	Merchants Bancorp DEP PFD SER B	Unknown		Equity
MBINP	Merchants Bancorp 7% NCUM PFD A	PreferredStock		Equity
MBIO	Mustang Bio Inc COM	CommonStock		Equity
MBND	SPDR Nuveen Municipal Bond ETF ETF	ExchangeTradedFund		Equity
MBNKP	Medallion Bank NCUM PFD F	PreferredStock		Equity
MBOT	Microbot Medical Inc COM USD.01	CommonStock		Equity
MBOX	Alpha Architect ETF Trust Freedom Day Dividend ETF	ExchangeTradedFund		Equity
MBRX	Moleculin Biotech Inc COM USD.001	CommonStock		Equity
MBSD	FlexShares Trust FlexShares Disciplined Duration MBS Index Fund	ExchangeTradedFund		Equity
MBT	Mobile TeleSystems PJSC American Depositary Shares (Each representing 2 Shares of Common Stock)	AdrCommon		Equity
MBTC	Nocturne Acquisition Corp ORD	CommonStock		Equity
MBTCR	Nocturne Acquisition Corporation Right	Right		Equity
MBTCU	Nocturne Acquisition Corp UNITS	Unit		Equity
MBUU	Malibu Boats Inc CL A COM USD.01	CommonStock		Equity
MBWM	Mercantile Bank Corp COM NPV	CommonStock		Equity
MC	Moelis & Company Class A Common Stock, par value $0.01 per share	CommonStock		Equity
MCA	BlackRock MuniYield California Quality Fund, Inc. Common Stock	CommonStock		Equity
MCAD	Mountain Crest Acquisition Corp II COM	CommonStock		Equity
MCADR	Mountain Crest Acquisition Corp II RT	Right		Equity
MCADU	Mountain Crest Acquisition Corp II UNITS	Unit		Equity
MCAE	Mountain Crest Acquisition Corp III COM	CommonStock		Equity
MCAER	Mountain Crest Acquisition Corp. III Right	Right		Equity
MCAEU	Mountain Crest Acquisition Corp III UNITS	Unit		Equity
MCB	Metropolitan Bank Holding Corp. Common Stock, par value $0.01 per share	CommonStock		Equity
MCBC	Macatawa Bank Corp COM NPV	CommonStock		Equity
MCBS	Metrocity Bankshares Inc COM	CommonStock		Equity
MCD	McDonald's Corporation Common Stock	CommonStock		Equity
MCEF	First Trust Municipal CEF Income Opportunity ETF ETF	ExchangeTradedFund		ETF
MCF	Contango Oil and Gas Company Common Stock	CommonStock		Equity
MCFE	McAfee Corp COM CL A USD.001	CommonStock		Equity
MCFT	MasterCraft Boat Holdings Inc COM NPV	CommonStock		Equity
MCHI	iShares MSCI China ETF ETF	ExchangeTradedFund		ETF
MCHP	Microchip Technology Inc COM USD.001	CommonStock		Equity
MCHX	Marchex Inc CL B COM USD.01	CommonStock		Equity
MCI	Barings Corporate Investors Common Shares	CommonStock		Equity
MCK	McKesson Corporation Common Stock	CommonStock		Equity
MCMJ	Merida Merger Corp I COM	CommonStock		Equity
MCMJW	Merida Merger Corp I WRRT	Warrant		Equity
MCN	Madison Covered Call & Equity Strategy Fund Common Shares	CommonStock		Equity
MCO	Moody's Corporation Common Stock	CommonStock		Equity
MCR	MFS Charter Income Trust Shares of Beneficial Interest	CommonStock		Equity
MCRB	Seres Therapeutics Inc COM USD0.001	CommonStock		Equity
MCRI	Monarch Casino & Resort Inc COM USD.01	CommonStock		Equity
MCRO	IndexIQ ETF Trust IQ Hedge Macro Tracker ETF	ExchangeTradedFund		ETF
MCS	The Marcus Corporation Common Stock	CommonStock		Equity
MCY	Mercury General Corporation Common Stock	CommonStock		Equity
MD	Mednax, Inc. Common Stock	CommonStock		Equity
MDB	MongoDB Inc CL A COM	CommonStock		Equity
MDC	M.D.C. Holdings, Inc. Common Stock	CommonStock		Equity
MDCA	MDC Partners Inc CL A COM NPV SVTG	CommonStock		Equity
MDEV	First Trust Indxx Medical Devices ETF	ExchangeTradedFund		Equity
MDGL	Madrigal Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
MDGS	Medigus ADR	AdrCommon		Equity
MDGSW	Medigus WRRT	Warrant		Equity
MDH	MDH Acquisition Corp. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MDH.U	MDH Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	Unit	Units	Equity
MDH.WS	MDH Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
MDIA	Mediaco Holding Inc COM CL A	CommonStock		Equity
MDIV	First Trust Exchange Traded Fund VI Multi Asset Diversified Income Index Fund ETF	ExchangeTradedFund		ETF
MDJH	MDJM Ltd COM	CommonStock		Equity
MDLA	Medallia, Inc. Common Stock	CommonStock		Equity
MDLQ	Medley LLC 7.25% Notes due 2024	StructuredProduct		Equity
MDLX	Medley LLC 6.875% Senior Notes due 2026	StructuredProduct		Equity
MDLY	Medley Management Inc. Class A Common Stock	CommonStock		Equity
MDLZ	Mondelez International Inc CL A COM NPV	CommonStock		Equity
MDNA	Medicenna Therapeutics Corp COM	CommonStock		Equity
MDP	Meredith Corporation Common Stock	CommonStock		Equity
MDRR	Medalist Diversified REIT Inc COM USD 0.01	CommonStock		Equity
MDRRP	Medalist Diversified REIT Inc PFD SER A	PreferredStock		Equity
MDRX	Allscripts Healthcare Solutions Inc COM	CommonStock		Equity
MDT	Medtronic plc Ordinary Shares	CommonStock		Equity
MDU	MDU Resources Group, Inc. Common Stock	CommonStock		Equity
MDVL	MedAvail Holdings Inc COM	CommonStock		Equity
MDWD	MediWound Ltd ORD NIS0.01	CommonStock		Equity
MDWT	Midwest Holding Inc COM USD0.001	CommonStock		Equity
MDXG	MiMedx Group Inc COM USD.001	CommonStock		Equity
MDY	SPDR S&P MidCap 400 ETF Trust Units	ExchangeTradedFund		ETF
MDYG	SPDR Series Trust SPDR S&P 400 Mid Cap Growth ETF	ExchangeTradedFund		ETF
MDYV	SPDR Series Trust SPDR S&P 400 Mid Cap Value ETF	ExchangeTradedFund		ETF
ME	23andMe Holding Co COM CL A	CommonStock		Equity
MEAR	BlackRock Short Maturity Municipal Bond ETF ETF	ExchangeTradedFund		ETF
MEC	Mayville Engineering Company, Inc. Common Stock	CommonStock		Equity
MED	Medifast, Inc. Common Stock	CommonStock		Equity
MEDP	Medpace Holdings Inc COM USD.01	CommonStock		Equity
MEDS	Trxade Health Inc COM USD.0001	CommonStock		Equity
MEG	Montrose Environmental Group, Inc. Common Stock	CommonStock		Equity
MEI	Methode Electronics, Inc. Common Stock	CommonStock		Equity
MEIP	MEI Pharma Inc COM	CommonStock		Equity
MELI	MercadoLibre Inc COM USD.001	CommonStock		Equity
MEOH	Methanex Corp COM NPV	CommonStock		Equity
MERC	Mercer International Inc SHS BEN INT USD1	CommonStock		Equity
MERpK	Bank of America Corporation Income Capital Obligation Notes initially due December 15, 2066	StructuredProduct	Preferred Class	Equity
MESA	Mesa Air Group Inc COM NEW	CommonStock		Equity
MESO	Mesoblast Ltd SPONSORED ADR	AdrCommon		Equity
MET	MetLife, Inc. Common Stock	CommonStock		Equity
METC	Ramaco Resources Inc COM USD0.01	CommonStock		Equity
METX	Meten EdtechX Education Group Ltd COM	CommonStock		Equity
METXW	Meten EdtechX Education Group Ltd WT EXP	Warrant		Equity
METpA	MetLife, Inc. Floating Rate Non-Cumulative Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
METpE	MetLife, Inc. Depositary shares, each representing a 1/1000th interest in a share of the Issuers 5.625% Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
METpF	MetLife, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.75% Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
MEUSW	23andMe Holding Co WT EXP 061626	Warrant		Equity
MEXX	Direxion Shares ETF Trust Direxion Daily MSCI Mexico Bull 3X Shares	ExchangeTradedFund		ETF
MFA	MFA Financial, Inc. Common Stock	CommonStock		Equity
MFApB	MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MFApC	MFA Financial, Inc. 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MFC	Manulife Financial Corporation Common Shares	CommonStock		Equity
MFD	Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
MFDX	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor International Equity ETF	ExchangeTradedFund		ETF
MFEM	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	ExchangeTradedFund		ETF
MFG	Mizuho Financial Group, Inc. American Depositary Shares each representing one-fifth of an Ordinary Share	AdrCommon		Equity
MFGP	Micro Focus International plc American Depositary Shares (each representing one Ordinary Share)	AdrCommon		Equity
MFH	Mercurity Fintech Holding Inc ADR	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MFIN	Medallion Financial Corp. COM USD.01	CommonStock		Equity
MFL	BlackRock MuniHoldings Investment Quality Fund Common Shares of Beneficial Interest	CommonStock		Equity
MFM	MFS Municipal Income Trust Shares of Beneficial Interest	CommonStock		Equity
MFMS	MFAM Small-Cap Growth ETF ETF	ExchangeTradedFund		ETF
MFNC	MacKinac Financial Corp COM NPV	CommonStock		Equity
MFUS	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	ExchangeTradedFund		ETF
MFV	MFS Special Value Trust Shares of Beneficial Interest	CommonStock		Equity
MG	Mistras Group, Inc. Common Stock	CommonStock		Equity
MGA	Magna International Inc. Common Shares	CommonStock		Equity
MGC	Vanguard World Funds Vanguard Mega Cap ETF	ExchangeTradedFund		ETF
MGEE	MGE Energy Inc COM USD8	CommonStock		Equity
MGF	MFS Government Markets Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
MGI	MoneyGram International Inc COM USD1.5	CommonStock		Equity
MGIC	Magic Software Enterprises Ltd ORD NIS.1	CommonStock		Equity
MGK	Vanguard World Funds Vanguard Mega Cap Growth ETF	ExchangeTradedFund		ETF
MGLN	Magellan Health Inc COM NEW	CommonStock		Equity
MGM	MGM Resorts International Common Stock	CommonStock		Equity
MGMT	Unified Series Trust Ballast Small/Mid Cap ETF	ExchangeTradedFund		ETF
MGNI	Magnite Inc COM USD.00001	CommonStock		Equity
MGNX	MacroGenics Inc COM USD0.01	CommonStock		Equity
MGP	MGM Growth Properties LLC Class A common shares representing limited liability company interests	CommonStock		Equity
MGPI	MGP Ingredients Inc COM NPV	CommonStock		Equity
MGR	Affiliated Managers Group, Inc. 5.875% Junior Subordinated Notes due 2059	StructuredProduct		Equity
MGRB	Affiliated Managers Group, Inc. 4.750% Junior Subordinated Notes due 2060	StructuredProduct		Equity
MGRC	McGrath RentCorp COM NPV	CommonStock		Equity
MGTA	Magenta Therapeutics Inc COM	CommonStock		Equity
MGTX	Meiragtx Holdings plc COM	CommonStock		Equity
MGU	Macquarie Global Infrastructure Total Return Fund Inc. Common Stock	CommonStock		Equity
MGV	Vanguard World Funds Vanguard Mega Cap Value ETF	ExchangeTradedFund		ETF
MGY	Magnolia Oil & Gas Corporation Class A Common Stock	CommonStock		Equity
MGYR	Magyar Bancorp Inc COM USD.01	CommonStock		Equity
MHD	BlackRock MuniHoldings Fund, Inc. Common Stock	CommonStock		Equity
MHF	Western Asset Municipal High Income Fund Inc. Common Stock	CommonStock		Equity
MHH	Mastech Digital, Inc. Common Stock	CommonStock		Equity
MHI	Pioneer Municipal High Income Fund, Inc. Common Shares	CommonStock		Equity
MHK	Mohawk Industries, Inc. Common Stock	CommonStock		Equity
MHLA	Maiden Holdings North America, Ltd. 6.625% Notes due 2046	StructuredProduct		Equity
MHLD	Maiden Holdings Ltd COM	CommonStock		Equity
MHN	BlackRock MuniHoldings New York Quality Fund, Inc. Common Stock	CommonStock		Equity
MHNC	Maiden Holdings North America, Ltd. 7.75% Notes due 2043	StructuredProduct		Equity
MHO	M/I Homes, Inc. Common Stock	CommonStock		Equity
MHpA	Maiden Holdings North America, Ltd. Maiden Holdings, Ltd. 8.25% Non-Cumulative Preference Shares, Series A	PreferredStock	Preferred Class	Equity
MHpC	Maiden Holdings North America, Ltd. 7.125% Non-Cumulative Preference Shares, Series C	PreferredStock	Preferred Class	Equity
MHpD	Maiden Holdings North America, Ltd. 6.700% Non-Cumulative Preference Shares, Series D	PreferredStock	Preferred Class	Equity
MIC	Macquarie Infrastructure Corporation Common Stock, Par Value $0.001	CommonStock		Equity
MICT	MICT Inc COM USD.001	CommonStock		Equity
MID	American Century ETF Trust American Century Mid Cap Growth Impact ETF	ExchangeTradedFund		ETF
MIDD	Middleby Corp (The) COM USD.01	CommonStock		Equity
MIDE	DBX ETF Trust Xtrackers S&P MidCap 400 ESG ETF	ExchangeTradedFund		Equity
MIDF	iShares Trust iShares MSCI USA Mid-Cap Multifactor ETF	ExchangeTradedFund		ETF
MIDU	Direxion Shares ETF Trust Direxion Daily Mid Cap Bull 3X Shares	ExchangeTradedFund		ETF
MIE	Cohen & Steers MLP Income and Energy Opportunity Fund, Inc. Common Shares, $.001 par value	CommonStock		Equity
MIG	VanEck Vectors Moody's Analytics IG Corporate Bond ETF ETF	ExchangeTradedFund		ETF
MILE	Metromile Inc COM USD0.0001	CommonStock		Equity
MILEW	Metromile Inc WT EXP 020926	Warrant		Equity
MILN	Global X Millennial Consumer ETF ETF	ExchangeTradedFund		Equity
MIME	Mimecast Ltd ORD USD.01	CommonStock		Equity
MIN	MFS Intermediate Income Trust Shares of Beneficial Interest	CommonStock		Equity
MINC	AdvisorShares Trust AdvisorShares Newfleet Multi-Sector Income ETF	ExchangeTradedFund		ETF
MIND	Mind Technology Inc COM USD.01	CommonStock		Equity
MINDP	Mind Technology Inc PFD SER A	PreferredStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MINN	Mairs & Power Minnesota Municipal Bond ETF ETF	ExchangeTradedFund		Equity
MINT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	ExchangeTradedFund		ETF
MIRM	Mirum Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
MIRO	Miromatrix Medical Inc. Common Stock	CommonStock		Equity
MIST	Milestone Pharmaceuticals USA Inc COM	CommonStock		Equity
MIT	Mason Industrial Technology, Inc. Class A Common Stock	CommonStock		Equity
MIT.U	Mason Industrial Technology, Inc. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant to purchase one share of Class A common stock	Unit	Units	Equity
MIT.WS	Mason Industrial Technology, Inc. Redeemable warrants, exercisable for one share of Class A common stock for $11.50 per share	Warrant	Warrants	Equity
MITAU	Coliseum Acquisition Corp. Unit	Unit		Equity
MITC	MeaTech 3D Ltd ADR	AdrCommon		Equity
MITK	Mitek Systems Inc COM USD.001	CommonStock		Equity
MITO	Stealth BioTherapeutics Corp ADS	AdrCommon		Equity
MITT	AG Mortgage Investment Trust, Inc. Common Stock, par value $0.01per share	CommonStock		Equity
MITTpA	AG Mortgage Investment Trust, Inc. 8.25% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MITTpB	AG Mortgage Investment Trust, Inc. 8.00% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MITTpC	AG Mortgage Investment Trust, Inc. 8.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share	PreferredStock	Preferred Class	Equity
MIXT	MiX Telematics Limited American depositary shares, each representing 25 ordinary shares	AdrCommon		Equity
MIY	BlackRock MuniYield Michigan Quality Fund, Inc. Common Stock	CommonStock		Equity
MJ	ETF Managers Trust ETFMG Alternative Harvest ETF	ExchangeTradedFund		ETF
MJJ	Bank of Montreal MicroSectors Cannabis ETNs due November 17, 2039	ExchangeTradedNote		ETF
MJO	Bank of Montreal MicroSectors Cannabis 2X Leveraged ETNs due November 17, 2039	ExchangeTradedNote		ETF
MJUS	ETF Managers Trust ETFMG U.S. Alternative Harvest ETF	ExchangeTradedFund		Equity
MKC	McCormick & Company, Incorporated Common Stock (Non-Voting)	CommonStock		Equity
MKC.V	McCormick & Company, Incorporated Common Stock (Voting)	CommonStock	Class	Equity
MKD	Molecular Data Inc ADS	AdrCommon		Equity
MKGI	Monaker Group Inc COM USD.00001	CommonStock		Equity
MKL	Markel Corporation Common Stock	CommonStock		Equity
MKSI	MKS Instruments Inc COM NPV	CommonStock		Equity
MKTX	MarketAxess Holdings Inc COM USD.001	CommonStock		Equity
MKTY	Mechanical Technology Inc COM USD1	CommonStock		Equity
MLAB	Mesa Laboratories Inc COM NPV	CommonStock		Equity
MLAC	Malacca Straits Acquisition Company Ltd COM CL A	CommonStock		Equity
MLACU	Malacca Straits Acquisition Company Ltd UNIT	Unit		Equity
MLACW	Malacca Straits Acquisition Company Ltd WT EXP	Warrant		Equity
MLCO	Melco Resorts & Entertainment Ltd ADR NPV	AdrCommon		Equity
MLHR	Herman Miller Inc COM USD.2	CommonStock		Equity
MLI	Mueller Industries, Inc. Common Stock	CommonStock		Equity
MLM	Martin Marietta Materials Inc. Common Stock	CommonStock		Equity
MLN	VanEck Vectors Long Muni ETF ETF	ExchangeTradedFund		ETF
MLND	Millendo Therapeutics Inc COM	CommonStock		Equity
MLP	Maui Land & Pineapple Company, Inc. Common Stock	CommonStock		Equity
MLPA	Global X Funds Global X MLP ETF	ExchangeTradedFund		ETF
MLPB	UBS AG ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040	ExchangeTradedNote		ETF
MLPO	Credit Suisse AG Credit Suisse S&P MLP Index Exchange Traded Notes (ETNs) due Decebmer 4, 2034 Linked to the S&P MLP Index	ExchangeTradedNote		ETF
MLPR	UBS AG ETRACS Quarterly Pay 1.5X Leveraged Alerian MLP Index ETN	ExchangeTradedNote		ETF
MLPX	Global X Funds Global X MLP & Energy Infrastructure ETF	ExchangeTradedFund		ETF
MLR	Miller Industries, Inc. Common Stock	CommonStock		Equity
MLSS	Milestone Scientific Inc. Common Stock par value $.001 per share	CommonStock		Equity
MLVF	Malvern Bancorp Inc COM	CommonStock		Equity
MMAC	MMA Capital Holdings Inc GROWTH SHS	CommonStock		Equity
MMC	Marsh & McLennan Companies, Inc. Common Stock	CommonStock		Equity
MMD	MainStay MacKay DefinedTerm Municipal Opportunities Fund Common Shares	CommonStock		Equity
MMI	Marcus & Millichap, Inc. Common Stock, par value $0.0001	CommonStock		Equity
MMIN	IndexIQ Active ETF Trust IQ MacKay Municipal Insured ETF	ExchangeTradedFund		ETF
MMIT	IndexIQ Active ETF Trust IQ MacKay Municipal Intermediate ETF	ExchangeTradedFund		ETF
MMLG	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Large Growth ETF	ExchangeTradedFund		ETF
MMLP	Martin Midstream Partners LP LP UNIT	CommonStock		Equity
MMM	3M Company Common Stock	CommonStock		Equity
MMP	Magellan Midstream Partners, L.P. Common Units Representing Limited Partner Interests	CommonStock		Equity
MMS	MAXIMUS, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MMSI	Merit Medical Systems Inc COM NPV	CommonStock		Equity
MMT	MFS Multimarket Income Trust Shares of Beneficial Interest	CommonStock		Equity
MMTM	SPDR Series Trust SPDR S&P 1500 Momentum Tilt ETF	ExchangeTradedFund		ETF
MMU	Western Asset Managed Municipals Fund Inc. Common Stock	CommonStock		Equity
MMX	Maverix Metals Inc. Common Shares	CommonStock		Equity
MMYT	MakeMyTrip Ltd ORD USD0.0005	CommonStock		Equity
MN	Manning & Napier, Inc. Class A common stock, $0.01 par value per share	CommonStock		Equity
MNA	IndexIQ ETF Trust IQ Merger Arbitrage ETF	ExchangeTradedFund		ETF
MNDO	Mind Cti Ltd ORD NIS.01	CommonStock		Equity
MNDY	Monday.com Ltd COM USD	CommonStock		Equity
MNKD	MannKind Corp COM USD.01	CommonStock		Equity
MNMD	Mind Medicine Mindmed Inc COM SUB VTG	CommonStock		Equity
MNOV	Medicinova Inc COM	CommonStock		Equity
MNP	Western Asset Municipal Partners Fund Inc. Common Stock	CommonStock		Equity
MNPR	Monopar Therapeutics Inc COM USD0.001	CommonStock		Equity
MNR	Monmouth Real Estate Investment Corporation Common Stock	CommonStock		Equity
MNRL	Brigham Minerals, Inc. Class A Common Stock	CommonStock		Equity
MNRO	Monro Inc COM USD.01	CommonStock		Equity
MNRpC	Monmouth Real Estate Investment Corporation 6.125% Series C Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
MNSB	MainStreet Bancshares Inc COM	CommonStock		Equity
MNSBP	MainStreet Bancshares Inc 7.5% DP SH PFD A	Unknown		Equity
MNSO	MINISO Group Holding Limited American Depositary Shares, each representing four Class A Ordinary Shares	AdrCommon		Equity
MNST	Monster Beverage Corp COM USD.005	CommonStock		Equity
MNTK	Montauk Renewables Inc COM	CommonStock		Equity
MNTV	Momentive Global Inc COM USD 0.00001	CommonStock		Equity
MNTX	Manitex International Inc COM NPV	CommonStock		Equity
MO	Altria Group, Inc. Common Stock	CommonStock		Equity
MOAT	VanEck Vectors Morningstar Wide Moat ETF ETF	ExchangeTradedFund		ETF
MOD	Modine Manufacturing Company Common Stock	CommonStock		Equity
MODN	Model N, Inc. Common Stock, $0.00015 par value	CommonStock		Equity
MODV	ModivCare Inc CL A COM USD.001	CommonStock		Equity
MOFG	MidWestOne Financial Group Inc COM	CommonStock		Equity
MOG.A	Moog Inc. Class A Common Stock	CommonStock	Class	Equity
MOG.B	Moog Inc. Class B Common Stock	CommonStock	Class	Equity
MOGO	Mogo Inc COM NPV	CommonStock		Equity
MOGU	MOGU Inc. American Depositary Shares, each representing 25 Class A ordinary shares	AdrCommon		Equity
MOH	Molina Healthcare Inc. Common Stock	CommonStock		Equity
MOHO	ECMOHO Ltd ADS	AdrCommon		Equity
MOLN	Molecular Partners AG ADR	AdrCommon		Equity
MOMO	Momo Inc ADR	AdrCommon		Equity
MON	Monument Circle Acquisition Corp COM CL A	CommonStock		Equity
MONCU	Monument Circle Acquisition Corp UNIT	Unit		Equity
MONCW	Monument Circle Acquisition Corp WT EXP 011426	Warrant		Equity
MOO	VanEck Vectors ETF Trust VanEck Vectors Agribusiness ETF	ExchangeTradedFund		ETF
MOON	Direxion Shares ETF Trust Direxion Moonshot Innovators ETF	ExchangeTradedFund		ETF
MOR	Morphosys AG, Martinsried ADS	AdrCommon		Equity
MORF	Morphic Holding Inc COM	CommonStock		Equity
MORN	Morningstar Inc COM	CommonStock		Equity
MORT	VanEck Vectors ETF Trust VanEck Vectors Mortgage REIT Income ETF	ExchangeTradedFund		ETF
MOS	Mosaic Company, The Common Stock	CommonStock		Equity
MOSY	MoSys Inc COM USD.01	CommonStock		Equity
MOTI	VanEck Vectors Morningstar International Moat ETF ETF	ExchangeTradedFund		ETF
MOTN	Motion Acquisition Corp COM CL A	CommonStock		Equity
MOTNU	Motion Acquisition Corp UNITS	Unit		Equity
MOTNW	Motion Acquisition Corp WT EXP 100227	Warrant		Equity
MOTO	Guinness Atkinson Funds SmartETFs Smart Transportation & Technology ETF	ExchangeTradedFund		ETF
MOTS	Motus GI Holdings Inc COM	CommonStock		Equity
MOTV	Motive Capital Corp Class A Ordinary Shares	CommonStock		Equity
MOTV.U	Motive Capital Corp Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
MOTV.WS	Motive Capital Corp Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MOV	Movado Group, Inc. Common Stock	CommonStock		Equity
MOVE	Movano Inc COM	CommonStock		Equity
MOXC	Moxian Inc COM	CommonStock		Equity
MP	MP Materials Corp. Class A common stock	CommonStock		Equity
MPA	BlackRock MuniYield Pennsylvania Quality Fund Common Shares of Beneficial Interest	CommonStock		Equity
MPAA	Motorcar Parts of America Inc COM USD.01	CommonStock		Equity
MPAC	Model Performance Acquisition Corp COM CL A	CommonStock		Equity
MPACR	Model Performance Acquisition Corp. Right	Right		Equity
MPACU	Model Performance Acquisition Corp UNITS	Unit		Equity
MPACW	Model Performance Acquisition Corp WT EXP 042926	Warrant		Equity
MPB	Mid Penn Bancorp Inc COM USD1	CommonStock		Equity
MPC	Marathon Petroleum Corporation Common Stock	CommonStock		Equity
MPLN	MultiPlan Corporation Class A Common Stock	CommonStock		Equity
MPLN.WS	MultiPlan Corporation Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
MPLX	MPLX LP Common units representing limited partner interests	CommonStock		Equity
MPRO	Monarch Procap ETF ETF	ExchangeTradedFund		Equity
MPV	Barings Participation Investors Shares of Beneficial Interest	CommonStock		Equity
MPW	Medical Properties Trust, Inc. Common Stock	CommonStock		Equity
MPWR	Monolithic Power Systems Inc COM USD.001	CommonStock		Equity
MPX	Marine Products Corp. Common Stock	CommonStock		Equity
MQ	Marqeta Inc COM CL A	CommonStock		Equity
MQT	BlackRock MuniYield Quality Fund II, Inc. Common Stock	CommonStock		Equity
MQY	BlackRock MuniYield Quality Fund, Inc. Common Stock	CommonStock		Equity
MRAC	Marquee Raine Acquisition Corp COM CL A	CommonStock		Equity
MRACU	Marquee Raine Acquisition Corp UNIT	Unit		Equity
MRACW	Marquee Raine Acquisition Corp WT EXP 120125	Warrant		Equity
MRAD	Guinness Atkinson Funds SmartETFs Advertising & Marketing Technology ETF	ExchangeTradedFund		ETF
MRAM	Everspin Technologies Inc COM USD.0001	CommonStock		Equity
MRBK	Meridian Corp COM	CommonStock		Equity
MRC	MRC Global Inc. Common Stock	CommonStock		Equity
MRCC	Monroe Capital Corp COM USD.001	CommonStock		Equity
MRCY	Mercury Systems Inc COM USD.01	CommonStock		Equity
MREO	Mereo BioPharma Group Plc ADS	AdrCommon		Equity
MRGR	ProShares Merger ETF ETF	ExchangeTradedFund		ETF
MRIN	Marin Software Inc COM USD.001	CommonStock		Equity
MRK	Merck & Co., Inc. Common Stock	CommonStock		Equity
MRKR	Marker Therapeutics Inc COM USD.001	CommonStock		Equity
MRLN	Marlin Business Services Corp COM USD.01	CommonStock		Equity
MRM	Medirom Healthcare Technologies Inc ADR	AdrCommon		Equity
MRNA	Moderna Inc COM	CommonStock		Equity
MRNS	Marinus Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
MRO	Marathon Oil Corporation Common Stock	CommonStock		Equity
MRSK	Toews Agility Shares Managed Risk ETF ETF	ExchangeTradedFund		Equity
MRSN	Mersana Therapeutics Inc COM 0.0001USD	CommonStock		Equity
MRTN	Marten Transport Ltd COM USD.01	CommonStock		Equity
MRTX	Mirati Therapeutics Inc COM USD.001	CommonStock		Equity
MRUS	Merus NV COM EUR.05	CommonStock		Equity
MRVI	Maravai LifeSciences Holdings Inc COM USD.01	CommonStock		Equity
MRVL	Marvell Technology Inc COM USD.002	CommonStock		Equity
MS	Morgan Stanley Common Stock	CommonStock		Equity
MSA	MSA Safety Incorporated Common Stock	CommonStock		Equity
MSAC	Medicus Sciences Acquisition Corp COM CL A	CommonStock		Equity
MSACW	Medicus Sciences Acquisition Corp WT EXP 021226	Warrant		Equity
MSB	Mesabi Trust Units of Beneficial Interest	CommonStock		Equity
MSBI	Midland States Bancorp Inc COM USD.01	CommonStock		Equity
MSC	Studio City International Holdings Limited American depositary shares, each representing four Class A ordinary shares	AdrCommon		Equity
MSCI	MSCI Inc. Common Stock	CommonStock		Equity
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc. Common Stock	CommonStock		Equity
MSDA	MSD Acquisition Corp COM	CommonStock		Equity
MSDAU	MSD Acquisition Corp UNIT	Unit		Equity
MSDAW	MSD Acquisition Corp Wrrt	Warrant		Equity
MSEX	Middlesex Water Co COM NPV	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MSFT	Microsoft Corp COM USD.00000625	CommonStock		Equity
MSGE	Madison Square Garden Entertainment Corp. Class A Common Stock	CommonStock		Equity
MSGM	Motorsport Games Inc COM	CommonStock		Equity
MSGN	MSG Networks Inc. Class A Common Stock	CommonStock		Equity
MSGS	Madison Square Garden Sports Corp. Class A Common Stock	CommonStock		Equity
MSI	Motorola Solutions, Inc. Common Stock	CommonStock		Equity
MSM	MSC Industrial Direct Co., Inc. Class A Common Stock	CommonStock		Equity
MSN	Emerson Radio Corp Common Stock	CommonStock		Equity
MSON	MISONIX Inc COM USD.01	CommonStock		Equity
MSOS	AdvisorShares Trust AdvisorShares Pure US Cannabis ETF	ExchangeTradedFund		ETF
MSP	Datto Holding Corp. Common Stock	CommonStock		Equity
MSTB	LHA Market State TacticalBeta ETF ETF	ExchangeTradedFund		ETF
MSTR	MicroStrategy Inc CL A COM USD.001	CommonStock		Equity
MSVB	Mid-Southern Bancorp Inc COM	CommonStock		Equity
MSVX	LHA MARKET STATE ALPHA SEEKER ETF ETF	ExchangeTradedFund		ETF
MSpA	Morgan Stanley Depositary Shares (Each representing 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series A)	PreferredStock	Preferred Class	Equity
MSpE	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
MSpF	Morgan Stanley Depositary shares, each representing 1/1,000 th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F	PreferredStock	Preferred Class	Equity
MSpI	Morgan Stanley Depositary shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I	PreferredStock	Preferred Class	Equity
MSpK	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K	PreferredStock	Preferred Class	Equity
MSpL	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.875% Non-Cumulative Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
MT	ArcelorMittal New York Registry Shares	NyRegisteredShare		Equity
MTA	Metalla Royalty & Streaming Ltd. Common Shares	CommonStock		Equity
MTAC	MedTech Acquisition Corp COM CL A	CommonStock		Equity
MTACU	MedTech Acquisition Corp UNIT	Unit		Equity
MTACW	MedTech Acquisition Corp WT EX	Warrant		Equity
MTB	M&T Bank Corporation Common Stock	CommonStock		Equity
MTBC	CareCloud Inc COM USD.001	CommonStock		Equity
MTBCP	CareCloud Inc PFD SER A	PreferredStock		Equity
MTC	Mmtec Inc COM USD 0.001	CommonStock		Equity
MTCH	Match Group Inc COM USD0.001	CommonStock		Equity
MTCN	ArcelorMittal 5.50% Mandatorily Convertible Subordinated Notes due 2023	StructuredProduct		Equity
MTCR	Metacrine Inc COM USD.00010	CommonStock		Equity
MTD	Mettler-Toledo International Inc. Common Stock	CommonStock		Equity
MTDR	Matador Resources Company Common Stock	CommonStock		Equity
MTEM	Molecular Templates COM USD.001	CommonStock		Equity
MTEX	Mannatech Inc COM USD.0001	CommonStock		Equity
MTG	MGIC Investment Corporation Common Stock	CommonStock		Equity
MTGP	WisdomTree Trust WisdomTree Mortgage Plus Bond Fund	ExchangeTradedFund		ETF
MTH	Meritage Homes Corporation Common Stock	CommonStock		Equity
MTL	Mechel PAO American Depository Shares, each representing two ordinary shares (ADSs)	AdrCommon		Equity
MTLS	Materialise NV ADR	AdrCommon		Equity
MTLp	Mechel PAO American Depositary Shares (each representing one-half of a Preferred Share)	AdrPreferred	Preferred	Equity
MTN	Vail Resorts, Inc. Common Stock	CommonStock		Equity
MTNB	Matinas BioPharma Holdings Inc. Common Stock $0.0001 par value per share	CommonStock		Equity
MTOR	Meritor, Inc. Common Stock	CommonStock		Equity
MTP	Midatech Pharma PLC ADR	AdrCommon		Equity
MTR	Mesa Royalty Trust Units of Beneficial Interest	CommonStock		Equity
MTRN	Materion Corporation Common Stock	CommonStock		Equity
MTRX	Matrix Service Co COM USD.01	CommonStock		Equity
MTSI	MACOM Technology Solutions Holdings Inc COM USD0.001	CommonStock		Equity
MTSL	MER Telemanagement Solutions Ltd ORD NIS.01	CommonStock		Equity
MTUL	UBS AG ETRACS 2x Leveraged US Momentum Factor TR ETN	ExchangeTradedNote		Equity
MTUM	iShares MSCI USA Momentum Factor ETF ETF	ExchangeTradedFund		ETF
MTW	The Manitowoc Company, Inc. Common Stock	CommonStock		Equity
MTX	Minerals Technologies Inc. Common Stock	CommonStock		Equity
MTZ	MasTec, Inc. Common Stock	CommonStock		Equity
MU	Micron Technology Inc. COM USD.1	CommonStock		Equity
MUA	BlackRock MuniAssets Fund, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
MUB	iShares Trust iShares National Muni Bond ETF	ExchangeTradedFund		ETF
MUC	BlackRock MuniHoldings California Quality Fund, Inc. Common Stock	CommonStock		Equity
MUDS	Mudrick Capital Acquisition Corp II COM CL A	CommonStock		Equity
MUDSU	Mudrick Capital Acquisition Corp II UNITS	Unit		Equity
MUDSW	Mudrick Capital Acquisition Corp II WT EXP 091027	Warrant		Equity
MUE	BlackRock MuniHoldings Quality Fund II, Inc. Common Stock	CommonStock		Equity
MUFG	Mitsubishi UFJ Financial Group, Inc. American Depositary Shares (Each Representing one share of Common Stock)	AdrCommon		Equity
MUI	BlackRock Muni Intermediate Duration Fund, Inc. Common Stock	CommonStock		Equity
MUJ	BlackRock MuniHoldings New Jersey Quality Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
MUNI	PIMCO ETF Trust PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund		ETF
MUR	Murphy Oil Corporation Common Stock	CommonStock		Equity
MUSA	Murphy USA Inc Common Stock, par value $0.01 per share	CommonStock		Equity
MUST	Columbia ETF Trust I Columbia Multi-Sector Municipal Income ETF	ExchangeTradedFund		ETF
MUX	McEwen Mining Inc. Common Stock	CommonStock		Equity
MVBF	MVB Financial Corp COM	CommonStock		Equity
MVF	BlackRock MuniVest Fund, Inc. Shares of Common Stock, par value $0.10	CommonStock		Equity
MVIS	Microvision Inc WA COM NPV	CommonStock		Equity
MVO	MV Oil Trust Units of Beneficial Interests	CommonStock		Equity
MVP	Listed Funds Trust Roundhill MVP ETF	ExchangeTradedFund		Equity
MVRL	UBS AG ETRACS Monthly Pay 1.5X Leveraged Mortgage REIT ETN	ExchangeTradedNote		ETF
MVT	BlackRock MuniVest Fund II, Inc. Common Stock	CommonStock		Equity
MVV	ProShares Trust ProShares Ultra MidCap400	ExchangeTradedFund		ETF
MWA	Mueller Water Products, Inc. Series A Common Stock	CommonStock		Equity
MX	Magnachip Semiconductor Corporation Common Stock	CommonStock		Equity
MXC	Mexco Energy Corporation Common Stock	CommonStock		Equity
MXDU	ETF Series Solutions Nationwide Maximum Diversification U.S. Core Equity ETF	ExchangeTradedFund		ETF
MXE	The Mexico Equity and Income Fund, Inc. Common Stock	CommonStock		Equity
MXF	The Mexico Fund, Inc. Common Stock	CommonStock		Equity
MXI	iShares Trust iShares Global Materials ETF	ExchangeTradedFund		ETF
MXIM	Maxim Integrated Products Inc. COM USD.001	CommonStock		Equity
MXL	MaxLinear, Inc. Common Stock	CommonStock		Equity
MYC	BlackRock MuniYield California Fund, Inc. Common Stock	CommonStock		Equity
MYD	BlackRock MuniYield Fund, Inc. Common Stock	CommonStock		Equity
MYE	Myers Industries, Inc. Common Shares	CommonStock		Equity
MYFW	First Western Financial Inc COM	CommonStock		Equity
MYGN	Myriad Genetics Inc COM USD.01	CommonStock		Equity
MYI	BlackRock MuniYield Quality Fund III, Inc. Common Stock	CommonStock		Equity
MYJ	BlackRock MuniYield New Jersey Fund, Inc. Common Stock	CommonStock		Equity
MYMD	MyMD Pharmaceuticals Inc COM	CommonStock		Equity
MYN	BlackRock MuniYield New York Quality Fund, Inc. Common Stock	CommonStock		Equity
MYO	Myomo Inc. Common Stock	CommonStock		Equity
MYOV	Myovant Sciences Ltd. Common Shares, $0.000017727 par value per share	CommonStock		Equity
MYPS	PLAYSTUDIOS, Inc. Class A Common Stock	CommonStock		Equity
MYPSW	PLAYSTUDIOS, Inc. Warrant	Warrant		Equity
MYRG	MYR Group Inc COM USD.01	CommonStock		Equity
MYSZ	My Size Inc COM USD0.001	CommonStock		Equity
MYTE	MYT Netherlands Parent B.V. American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
MYY	ProShares Trust ProShares Short MidCap400	ExchangeTradedFund		ETF
MZZ	ProShares Trust ProShares UltraShort MidCap400	ExchangeTradedFund		Equity
NAAC	North Atlantic Acquisition Corp COM CL A	CommonStock		Equity
NAACU	North Atlantic Acquisition Corp UNITS	Unit		Equity
NAACW	North Atlantic Acquisition Corp WT EXP 102025	Warrant		Equity
NAC	Nuveen California Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NACP	Impact Shares Trust I Impact Shares NAACP Minority Empowerment ETF	ExchangeTradedFund		ETF
NAD	Nuveen Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NAII	Natural Alternatives International Inc COM NPV	CommonStock		Equity
NAIL	Direxion Shares ETF Trust Direxion Daily Homebuilders & Supplies Bull 3X Shares	ExchangeTradedFund		ETF
NAK	Northern Dynasty Minerals Ltd Common Shares	CommonStock		Equity
NAKD	Naked Brand Group Ltd COM USD.001	CommonStock		Equity
NAN	Nuveen New York Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NANR	SPDR Index Shares Funds SPDR S&P North American Natural Resources ETF	ExchangeTradedFund		ETF
NAOV	NanoVibronix Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NAPA	The Duckhorn Portfolio, Inc. Common Stock	CommonStock		Equity
NAPR	INNOVATOR ETFS TRUST NASDAQ 100 PWR BUFFER ETF ETF	ExchangeTradedFund		ETF
NARI	Inari Medical Inc COM	CommonStock		Equity
NAT	Nordic American Tankers Limited Common Shares	CommonStock		Equity
NATH	Nathan's Famous Inc COM USD.01	CommonStock		Equity
NATI	National Instruments Corp COM USD.01	CommonStock		Equity
NATR	Nature's Sunshine Products Inc COM NPV	CommonStock		Equity
NAUT	Nautilus Biotechnology Inc COM	CommonStock		Equity
NAV	Navistar International Corporation Common Stock	CommonStock		Equity
NAVB	Navidea Biopharmaceuticals Inc. Common Stock	CommonStock		Equity
NAVI	Navient Corp COM0.01	CommonStock		Equity
NAVpD	Navistar International Corporation Cumulative Convertible Junior Preference Stock, Series D	PreferredStock	Preferred Class	Equity
NAZ	Nuveen Arizona Quality Municipal Income Fund Common Stock	CommonStock		Equity
NBA	New Beginnings Acquisition Corp. Common Stock	CommonStock		Equity
NBA.U	New Beginnings Acquisition Corp. Units, each consisting of one share of Common Stock and one Redeemable Warrant	Unit	Units	Equity
NBA.WS	New Beginnings Acquisition Corp. Redeemable Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
NBB	Nuveen Taxable Municipal Income Fund Common Shares, $.001 par value	CommonStock		Equity
NBEV	NewAge Inc COM	CommonStock		Equity
NBH	Neuberger Berman Municipal Fund Inc. Common Stock	CommonStock		Equity
NBHC	National Bank Holdings Corporation Class A Common Stock	CommonStock		Equity
NBIX	Neurocrine Biosciences Inc COM USD.01	CommonStock		Equity
NBN	Northeast Bank COM NPV	CommonStock		Equity
NBO	Neuberger Berman New York Municipal Fund Inc. Common Stock	CommonStock		Equity
NBR	Nabors Industries Ltd. Common Shares	CommonStock		Equity
NBRV	Nabriva Therapeutics plc ORD USD0.01	CommonStock		Equity
NBSE	NeuBase Therapeutics Inc COM	CommonStock		Equity
NBST	Newbury Street Acquisition Corp COM	CommonStock		Equity
NBSTU	Newbury Street Acquisition Corp UNITS	Unit		Equity
NBSTW	Newbury Street Acquisition Corp WT EXP 043028	Warrant		Equity
NBTB	NBT Bancorp Inc COM NPV	CommonStock		Equity
NBTX	Nanobiotix SA SPONSORED ADS	AdrCommon		Equity
NBW	Neuberger Berman California Municipal Fund Inc. Common Stock	CommonStock		Equity
NBXG	Neuberger Berman Next Generation Connectivity Fund Inc. Common Stock	CommonStock		Equity
NBY	NovaBay Pharmaceuticals Inc. Common Stock	CommonStock		Equity
NC	NACCO Industries, Inc. Class A Common Stock	CommonStock		Equity
NCA	Nuveen California Municipal Value Fund Common Stock	CommonStock		Equity
NCBS	Nicolet Bankshares Inc COM USD.01	CommonStock		Equity
NCLH	Norwegian Cruise Line Holdings Ltd. Ordinary Shares	CommonStock		Equity
NCMI	National CineMedia Inc COM USD.01	CommonStock		Equity
NCNA	NuCana Plc ADR	AdrCommon		Equity
NCNO	nCino Inc COM USD0.0005	CommonStock		Equity
NCR	NCR Corporation Common Stock	CommonStock		Equity
NCSM	NCS Multistage Holdings Inc COM USD .01	CommonStock		Equity
NCTY	The9 Ltd ADR	AdrCommon		Equity
NCV	Virtus AllianzGI Convertible & Income Fund Common Shares of Beneficial Interest, par value $0.00001	CommonStock		Equity
NCVpA	Virtus AllianzGI Convertible & Income Fund 5.625% Series A Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
NCZ	Virtus AllianzGI Convertible & Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
NCZpA	Virtus AllianzGI Convertible & Income Fund II 5.50% Series A Cumulative Preferred Shares	PreferredStock	Preferred Class	Equity
NDAC	NightDragon Acquisition Corp COM CL A	CommonStock		Equity
NDACU	NightDragon Acquisition Corp UNITS	Unit		Equity
NDACW	NightDragon Acquisition Corp Wrrt	CommonStock		Equity
NDAQ	Nasdaq Inc COM USD.01	CommonStock		Equity
NDLS	Noodles & Co CL A COM USD0.01	CommonStock		Equity
NDMO	Nuveen Dynamic Municipal Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
NDP	Tortoise Energy Independence Fund, Inc. Common Stock	CommonStock		Equity
NDRA	ENDRA Life Sciences Inc COM USD.0001	CommonStock		Equity
NDRAW	ENDRA Life Sciences Inc WRRNT	Warrant		Equity
NDSN	Nordson Corp COM USD1	CommonStock		Equity
NE	Noble Corporation Ordinary Shares	CommonStock		Equity
NEA	Nuveen AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NEAR	BlackRock Short Maturity Bond ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NEBC	Nebula Caravel Acquisition Corp COM CL A	CommonStock		Equity
NEBCU	Nebula Caravel Acquisition Corp UNITS	Unit		Equity
NEBCW	Nebula Caravel Acquisition Corp WT EXP 100125	Warrant		Equity
NEE	NextEra Energy, Inc. Common Stock	CommonStock		Equity
NEEpK	NextEra Energy Capital Holdings, Inc. Series K Junior Subordinated Debentures due June 1, 2076	StructuredProduct	Preferred Class	Equity
NEEpN	NextEra Energy, Inc. Series N Junior Subordinated Debentures due March 1, 2079	StructuredProduct	Preferred Class	Equity
NEEpO	NextEra Energy, Inc. 4.872% Corporate Units	StructuredProduct	Preferred Class	Equity
NEEpP	NextEra Energy, Inc. 5.279% Corporate Units	StructuredProduct	Preferred Class	Equity
NEEpQ	NextEra Energy, Inc. 6.219% Corporate Units	StructuredProduct	Preferred Class	Equity
NEGG	Newegg Commerce Inc COM SHS	CommonStock		Equity
NEM	Newmont Corporation Common Stock	CommonStock		Equity
NEN	New England Realty Associates LP Class A Depositary Receipts evidencing Units of Limited Partnership	CommonStock		Equity
NEO	Neogenomics Inc COM USD.001	CommonStock		Equity
NEOG	Neogen Corp COM USD.16	CommonStock		Equity
NEON	Neonode Inc COM	CommonStock		Equity
NEP	NextEra Energy Partners, LP Common Units representing limited partner interests	CommonStock		Equity
NEPH	Nephros Inc. COM USD.001	CommonStock		Equity
NEPT	Neptune Wellness Solution Inc COM	CommonStock		Equity
NERD	Listed Funds Trust Roundhill BITKRAFT Esports & Digital Entertainment ETF	ExchangeTradedFund		ETF
NERV	Minerva Neurosciences Inc COM USD.0001	CommonStock		Equity
NES	Nuverra Environmental Solutions Inc. Common Stock $0.01 par value	CommonStock		Equity
NESR	National Energy Services Reunited Corp ORD NPV	CommonStock		Equity
NESRW	National Energy Services Reunited Corp WT EXP 03-03-22	Warrant		Equity
NET	Cloudflare, Inc. Class A common stock, par value $0.001 per share	CommonStock		Equity
NETE	Net Element Inc COM USD.0001	CommonStock		Equity
NETI	Eneti Inc. Common Stock	CommonStock		Equity
NETL	ETF Series Solutions NETLease Corporate Real Estate ETF	ExchangeTradedFund		ETF
NEU	NewMarket Corporation (Holding Company) Common Stock	CommonStock		Equity
NEV	Nuveen Enhanced Municipal Value Fund Common Shares	CommonStock		Equity
NEW	Puxin Limited American Depositary Shares (ADSs), each representing two Ordinary Shares,	AdrCommon		Equity
NEWA	Newater Technology Inc COM USD.001	CommonStock		Equity
NEWP	New Pacific Metals Corp. Common Shares	CommonStock		Equity
NEWR	New Relic, Inc. Common Stock	CommonStock		Equity
NEWT	Newtek Business Services Corp COM USD.02	CommonStock		Equity
NEWTL	Newtek Business Services Corp 5.75 Notes due 2024 STRUCT PRODUCT	Unknown		Equity
NEWTZ	Newtek Business Services Corp 5.50 Notes Due 2026 ETN	Unknown		Equity
NEX	NexTier Oilfield Solutions Inc. Common Stock	CommonStock		Equity
NEXA	Nexa Resources S.A. Common shares	CommonStock		Equity
NEXI	Neximmune Inc COM USD0.0001	CommonStock		Equity
NEXT	NextDecade Corp COM	CommonStock		Equity
NFBK	Northfield Bancorp Inc COM USD.01	CommonStock		Equity
NFE	New Fortress Energy Inc COM CL A	Unknown		Equity
NFG	National Fuel Gas Company Common Stock	CommonStock		Equity
NFH	New Frontier Health Corporation Class A ordinary shares	CommonStock		Equity
NFH.WS	New Frontier Health Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NFJ	Virtus Dividend, Interest & Premium Strategy Fund Common Shares of Beneficial Interest	CommonStock		Equity
NFLT	ETFis Series Trust I Virtus Newfleet Multi-Sector Bond ETF	ExchangeTradedFund		ETF
NFLX	Netflix Inc COM USD.001	CommonStock		Equity
NFRA	FlexShares Trust FlexShares STOXX Global Broad Infrastructure Index Fund	ExchangeTradedFund		ETF
NFTY	First Trust India Nifty 50 Equal Weight ETF ETF	ExchangeTradedFund		ETF
NG	NovaGold Resources Inc Common Stock	CommonStock		Equity
NGAB	Northern Genesis Acquisition Corp. II Common Stock	CommonStock		Equity
NGAB.U	Northern Genesis Acquisition Corp. II Units, each consisting of one share of common stock and one-third of one redeemable warrant	Unit	Units	Equity
NGAB.WS	Northern Genesis Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NGAC	NextGen Acquisition Corp COM CL A	CommonStock		Equity
NGACU	NextGen Acquisition Corp UNITS	Unit		Equity
NGACW	NextGen Acquisition Corp Wrrt	Warrant		Equity
NGC	Northern Genesis Acquisition Corp. III Common Stock	CommonStock		Equity
NGC.U	Northern Genesis Acquisition Corp. III Units, each consisting of one share of common stock and one-quarter of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NGC.WS	Northern Genesis Acquisition Corp. III Redeemable Warrants, each whole warrant exercisable for shares of common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NGCA	NextGen Acquisition Corp II COM	CommonStock		Equity
NGCAU	NextGen Acquisition Corp II UNITS	Unit		Equity
NGCAW	NextGen Acquisition Corp II Wrrt	Warrant		Equity
NGD	New Gold Inc Common Stock	CommonStock		Equity
NGE	Global X Funds Global X MSCI Nigeria ETF	ExchangeTradedFund		ETF
NGG	National Grid plc American Depositary Shares (Each representing five Ordinary Shares)	AdrCommon		Equity
NGL	NGL Energy Partners LP Common Units Representing Limited Partner Interests	CommonStock		Equity
NGLpB	NGL Energy Partners LP 9.00% Class B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partnership interests	PreferredStock	Preferred Class	Equity
NGLpC	NGL Energy Partners LP 9.625% Class C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
NGM	NGM Biopharmaceuticals Inc COM	CommonStock		Equity
NGMS	Neogames S.A COM USD	CommonStock		Equity
NGS	Natural Gas Services Group, Inc. Common Stock,	CommonStock		Equity
NGVC	Natural Grocers by Vitamin Cottage, Inc. Common Stock	CommonStock		Equity
NGVT	Ingevity Corporation Common Stock	CommonStock		Equity
NH	NantHealth Inc COM USD.0001	CommonStock		Equity
NHC	National Healthcare Corporation Common Stock	CommonStock		Equity
NHF	NexPoint Strategic Opportunities Fund Common Stock	CommonStock		Equity
NHFpA	NexPoint Strategic Opportunities Fund 5.50% Series A Cumulative Preferred Shares, par value $0.001 per share ($25.00 liquidation preference per share)	PreferredStock	Preferred Class	Equity
NHI	National Health Investors, Inc. Common Stock	CommonStock		Equity
NHIC	NewHold Investment Corp COM CL A	CommonStock		Equity
NHICU	NewHold Investment Corp UNITS	Unit		Equity
NHICW	NewHold Investment Corp WT EXP 031025	Warrant		Equity
NHS	Neuberger Berman High Yield Strategies Fund Inc Common Stock	CommonStock		Equity
NHTC	Natural Health Trends Corp COM USD.001	CommonStock		Equity
NI	NiSource Inc. Common Stock	CommonStock		Equity
NIB	Barclays Bank PLC iPath Bloomberg Cocoa Subindex Total Return ETN due 6/24/2038	ExchangeTradedNote		ETF
NICE	NICE Ltd SPON ADR	AdrCommon		Equity
NICK	Nicholas Financial Inc COM NPV	CommonStock		Equity
NID	Nuveen Intermediate Duration Municipal Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
NIE	Virtus AllianzGI Equity & Convertible Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NIFE	Direxion Shares ETF Trust Direxion Fallen Knives ETF	ExchangeTradedFund		ETF
NIM	Nuveen Select Maturities Municipal Fund Common Shares of Beneficial Interest	CommonStock		Equity
NIMC	NiSource Inc. Series A Corporate Units	StructuredProduct		Equity
NINE	Nine Energy Service, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
NIO	NIO Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
NIQ	Nuveen Intermediate Duration Quality Municipal Term Fund Common Shares of Beneficial Interest	CommonStock		Equity
NISN	NiSun International Enterprise Development Group Co Ltd COM CL A	CommonStock		Equity
NIU	Niu Technologies ADR	AdrCommon		Equity
NIpB	NiSource Inc. Depositary Shares representing 1/1,000th ownership interest in a share of 6.50% Series B Preferred Stock and 1/1,000th ownership interest in a share of Series B-1 Preferred Stock	PreferredStock	Preferred Class	Equity
NJAN	Innovator Nasdaq-100 Power Buffer ETF -January ETF	ExchangeTradedFund		ETF
NJR	New Jersey Resources Corporation Common Stock	CommonStock		Equity
NJUL	Innovator Nasdaq-100 Power Buffer ETF ETF	ExchangeTradedFund		ETF
NKE	NIKE, Inc. Class B Common Stock	CommonStock		Equity
NKG	Nuveen Georgia Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NKLA	Nikola Corp COM	CommonStock		Equity
NKSH	National Bankshares Inc COM USD2.5	CommonStock		Equity
NKTR	Nektar Therapeutics COM NPV	CommonStock		Equity
NKTX	Nkarta Inc COM	CommonStock		Equity
NKX	Nuveen California AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NL	NL Industries, Inc. Common Stock	CommonStock		Equity
NLITU	Northern Lights Acquisition Corp. Units	Unit		Equity
NLOK	NortonLifeLock Inc COM NPV	CommonStock		Equity
NLR	VanEck Vectors ETF Trust VanEck Vectors Uranium + Nuclear Energy ETF	ExchangeTradedFund		ETF
NLS	Nautilus, Inc. Common Stock	CommonStock		Equity
NLSN	Nielsen Holdings plc Ordinary Shares	CommonStock		Equity
NLSP	NLS Pharmaceutics Ltd COM	CommonStock		Equity
NLSPW	NLS Pharmaceutics Ltd WT EXP 092525	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NLTX	Neoleukin Therapeutics Inc COM USD0.000001	CommonStock		Equity
NLY	Annaly Capital Management, Inc. Common Stock	CommonStock		Equity
NLYpF	Annaly Capital Management, Inc. 6.95% Series F Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NLYpG	Annaly Capital Management, Inc. 6.50% Series G Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NLYpI	Annaly Capital Management, Inc. 6.750% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NM	Navios Maritime Holdings Inc. Common Stock	CommonStock		Equity
NMCO	Nuveen Municipal Credit Opportunities Fund Common Shares, $0.01 par value	CommonStock		Equity
NMFC	New Mountain Finance Corp COM USD.01	CommonStock		Equity
NMG	Nouveau Monde Graphite Inc. Common Shares	CommonStock		Equity
NMI	Nuveen Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
NMIH	NMI Holdings Inc CL A COM USD.01	CommonStock		Equity
NMKpB	Niagara Mohawk Power Corporation Preferred Stock, 3.60% Series	PreferredStock	Preferred Class	Equity
NMKpC	Niagara Mohawk Power Corporation Preferred Stock, 3.90% Series	PreferredStock	Preferred Class	Equity
NML	Neuberger Berman MLP and Energy Income Fund Inc. Common Stock	CommonStock		Equity
NMM	Navios Maritime Partners L.P. Common Units representing Limited Partner Interests	CommonStock		Equity
NMMC	North Mountain Merger Corp CL A	CommonStock		Equity
NMMCU	North Mountain Merger Corp UNIT	Unit		Equity
NMMCW	North Mountain Merger Corp WT EXP	Warrant		Equity
NMR	Nomura Holdings, Inc. American Depositary Shares (Each representing one share of Common Stock)	AdrCommon		Equity
NMRD	Nemaura Medical Inc COM	CommonStock		Equity
NMRK	Newmark Group Inc Cl A	CommonStock		Equity
NMS	Nuveen Minnesota Quality Municipal Income Fund Common Shares of beneficial interest	CommonStock		Equity
NMT	Nuveen Massachusetts Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NMTC	NeuroOne Medical Technologies Corp COM	CommonStock		Equity
NMTR	9 Meters Biopharma Inc COM USD.0001	CommonStock		Equity
NMZ	Nuveen Municipal High Income Opportunity Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NMpG	Navios Maritime Holdings Inc. American Depositary Shares (each representing 1/100th of one share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock)	AdrPreferred	Preferred Class	Equity
NMpH	Navios Maritime Holdings Inc. American Depositary Shares (each representing 1/100th of one share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock)	AdrPreferred	Preferred Class	Equity
NNA	Navios Maritime Acquisition Corporation Common Stock	CommonStock		Equity
NNBR	NN Inc COM USD.01	CommonStock		Equity
NNDM	Nano Dimension Ltd SPONS ADR	AdrCommon		Equity
NNI	Nelnet, Inc. Class A Common Stock	CommonStock		Equity
NNN	National Retail Properties, Inc. Common Stock	CommonStock		Equity
NNNpF	National Retail Properties, Inc. Depositary Shares, each representing a 1/100th interest in a share of 5.20% Series F Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NNOX	Nano X Imaging Ltd COM USD.001	CommonStock		Equity
NNVC	NanoViricides Inc. Common Stock	CommonStock		Equity
NNY	Nuveen New York Municipal Value Fund Common Stock	CommonStock		Equity
NOA	North American Construction Group Ltd. Common Shares	CommonStock		Equity
NOAC	Natural Order Acquisition Corp COM	CommonStock		Equity
NOACU	Natural Order Acquisition Corp UNIT	Unit		Equity
NOACW	Natural Order Acquisition Corp WT EXP 091525	Warrant		Equity
NOAH	Noah Holdings Limited American Depositary Shares (representing 1/2 Class A Ordinary share)	AdrCommon		Equity
NOBL	ProShares S&P 500 Dividend Aristocrats ETF ETF	ExchangeTradedFund		ETF
NOC	Northrop Grumman Corporation Common Stock	CommonStock		Equity
NOCT	Innovator Nasdaq-100 Power Buffer ETF- October ETF	ExchangeTradedFund		ETF
NODK	NI Holdings Inc COM	CommonStock		Equity
NOG	Northern Oil & Gas Inc Common Stock	CommonStock		Equity
NOK	Nokia Corporation American Depositary Shares (each representing one Share, 0.06 euro par value)	AdrCommon		Equity
NOM	Nuveen Missouri Quality Municipal Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NOMD	Nomad Foods Limited Ordinary shares, no par value	CommonStock		Equity
NORW	Global X Funds Global X MSCI Norway ETF	ExchangeTradedFund		ETF
NOTV	Inotiv Inc COM NPV	CommonStock		Equity
NOV	NOV Inc. Common Stock	CommonStock		Equity
NOVA	Sunnova Energy International Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
NOVN	Novan Inc COM USD.0001	CommonStock		Equity
NOVT	Novanta Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NOW	ServiceNow, Inc. Common Stock	CommonStock		Equity
NP	Neenah, Inc. Common Stock	CommonStock		Equity
NPCE	Neuropace Inc COM	CommonStock		Equity
NPCT	Nuveen Core Plus Impact Fund Common Shares of Beneficial Interest	CommonStock		Equity
NPK	National Presto Industries, Inc. Common Stock	CommonStock		Equity
NPO	EnPro Industries, Inc. Common Stock	CommonStock		Equity
NPTN	NeoPhotonics Corporation Common Stock	CommonStock		Equity
NPV	Nuveen Virginia Quality Municipal Income Fund Shares of Beneficial Interest	CommonStock		Equity
NQP	Nuveen Pennsylvania Quality Municipal Income Fund Common Shares	CommonStock		Equity
NR	Newpark Resources, Inc. Common Stock	CommonStock		Equity
NRAC	Noble Rock Acquisition Corp COM CL A	CommonStock		Equity
NRACU	Noble Rock Acquisition Corp UNITS	Unit		Equity
NRACW	Noble Rock Acquisition Corp WT EXP 013128	Warrant		Equity
NRBO	NeuroBo Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
NRC	National Research Corp COM USD.001	CommonStock		Equity
NREF	NexPoint Real Estate Finance, Inc. Common Stock	CommonStock		Equity
NREFpA	NexPoint Real Estate Finance, Inc. 8.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRG	NRG Energy, Inc. Common Stock	CommonStock		Equity
NRGD	Bank of Montreal MicroSectors U.S. Big Oil Index -3X Inverse Leveraged ETNs due March 25, 2039	ExchangeTradedNote		Equity
NRGU	Bank of Montreal MicroSectors U.S. Big Oil Index 3X Leveraged ETNs due March 25, 2039	ExchangeTradedNote		ETF
NRGX	PIMCO Energy and Tactical Credit Opportunities Fund Common Shares of Beneficial Interest With Par Value of $0.00001	CommonStock		Equity
NRIM	Northrim BanCorp Inc COM USD1	CommonStock		Equity
NRIX	Nurix Therapeutics Inc COM	CommonStock		Equity
NRK	Nuveen New York AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NRO	Neuberger Berman Real Estate Securities Income Fund Inc Common Stock	CommonStock		Equity
NRP	Natural Resource Partners L.P. Common Units	CommonStock		Equity
NRT	North European Oil Royalty Trust Units of Beneficial Interest	Unit		Equity
NRUC	National Rural Utilities Cooperative Finance Corporation 5.500% Subordinated Notes due 2064 (Subordinated Deferrable Interest Notes)	StructuredProduct		Equity
NRXP	NRX Pharmaceuticals Inc COM	CommonStock		Equity
NRXPW	NRX Pharmaceuticals Inc WT EXP 052426	Warrant		Equity
NRZ	New Residential Investment Corp. Common Stock, $0.01 par value per share	CommonStock		Equity
NRZpA	New Residential Investment Corp. 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRZpB	New Residential Investment Corp. 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NRZpC	New Residential Investment Corp. 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
NS	NuStar Energy L.P. Common Units, representing limited partner interests	CommonStock		Equity
NSA	National Storage Affiliates Trust Common Shares of Beneficial Interest	CommonStock		Equity
NSApA	National Storage Affiliates Trust 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
NSC	Norfolk Southern Corporation Common Stock	CommonStock		Equity
NSEC	National Security Group Inc COM NPV	CommonStock		Equity
NSH	NavSight Holdings, Inc. Class A Common Stock	CommonStock		Equity
NSH.U	NavSight Holdings, Inc. Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	Unit	Units	Equity
NSH.WS	NavSight Holdings, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per whole share	Warrant	Warrants	Equity
NSIT	Insight Enterprises Inc COM NPV	CommonStock		Equity
NSL	Nuveen Senior Income Fund Shares of Beneficial Interest	CommonStock		Equity
NSP	Insperity, Inc. Common Stock	CommonStock		Equity
NSPR	InspireMD Ltd COM USD0.0001	CommonStock		Equity
NSPRW	InspireMD Ltd WRRT EXP 7/7/21	Warrant		Equity
NSPRZ	InspireMD Ltd WRRT	Warrant		Equity
NSS	NuStar Energy L.P. 7.625% Fixed- to- Floating Rate Subordinated Notes due 2043	StructuredProduct		Equity
NSSC	NAPCO Security Technologies Inc COM USD.01	CommonStock		Equity
NSTB	Northern Star Investment Corp. II Class A Common stock	CommonStock		Equity
NSTB.U	Northern Star Investment Corp. II Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
NSTB.WS	Northern Star Investment Corp. II Redeemable warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NSTC	Northern Star Investment Corp. III Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NSTC.U	Northern Star Investment Corp. III Units, each consisting of one share of Class A common stock and one-sixth of one redeemable warrant	Unit	Units	Equity
NSTC.WS	Northern Star Investment Corp. III Redeemable Warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NSTD	Northern Star Investment Corp. IV Class A Common Stock	CommonStock		Equity
NSTD.U	Northern Star Investment Corp. IV Units, each consisting of one share of Class A common stock and one-sixth of one redeemable warrant	Unit	Units	Equity
NSTD.WS	Northern Star Investment Corp. IV Redeemable Warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NSTG	NanoString Technologies Inc COM USD0.0001	CommonStock		Equity
NSYS	Nortech Systems Inc COM USD.05	CommonStock		Equity
NSpA	NuStar Energy L.P. 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
NSpB	NuStar Energy L.P. 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
NSpC	NuStar Energy L.P. 9.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests	PreferredStock	Preferred Class	Equity
NTAP	NetApp Inc COM NPV	CommonStock		Equity
NTB	The Bank of N.T. Butterfield & Son Limited Common shares, BM$0.01 par value	CommonStock		Equity
NTCO	Natura &Co Holding S.A. American Depositary Shares (each representing two Common shares)	AdrCommon		Equity
NTCT	NetScout Systems Inc COM USD.001	CommonStock		Equity
NTEC	Intec Pharma Ltd ORD NPV	CommonStock		Equity
NTES	Netease Inc SPONSORED ADR	AdrCommon		Equity
NTG	Tortoise Midstream Energy Fund, Inc Common Stock	CommonStock		Equity
NTGR	NETGEAR Inc COM USD.001	CommonStock		Equity
NTIC	Northern Technologies International Corp COM USD.02	CommonStock		Equity
NTIP	Network-1 Technologies Inc. Common Stock $.01 par value	CommonStock		Equity
NTLA	Intellia Therapeutics Inc COM USD0.0001	CommonStock		Equity
NTNX	Nutanix Inc CL A COM USD0.000025	CommonStock		Equity
NTP	Nam Tai Property Inc. Common Stock	CommonStock		Equity
NTR	Nutrien Ltd. Common Shares	CommonStock		Equity
NTRA	Natera Inc COM USD0.0001	CommonStock		Equity
NTRS	Northern Trust Corp COM USD3.17	CommonStock		Equity
NTRSO	Northern Trust Corp DP RP PFD E	PreferredStock		Equity
NTSE	WisdomTree Trust WisdomTree Emerging Markets Efficient Core Fund	ExchangeTradedFund		Equity
NTSI	WisdomTree Trust WisdomTree International Efficient Core Fund	ExchangeTradedFund		Equity
NTST	NETSTREIT Corp. Common Stock	CommonStock		Equity
NTSX	WisdomTree Trust WisdomTree U.S. Efficient Core Fund	ExchangeTradedFund		Equity
NTUS	Natus Medical Inc COM USD.001	CommonStock		Equity
NTWK	NetSol Technologies Inc COM USD.001	CommonStock		Equity
NTZ	Natuzzi S.p.A. American Depositary Shares (each representing five Ordinary Shares)	AdrCommon		Equity
NUAG	NuShares ETF Trust Nuveen Enhanced Yield U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
NUAN	Nuance Communications Inc COM USD.001	CommonStock		Equity
NUBD	NuShares ETF Trust Nuveen ESG U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
NUDM	Nuveen ESG International Developed Markets Equity ETF ETF	ExchangeTradedFund		ETF
NUE	Nucor Corporation Common Stock	CommonStock		Equity
NUEM	Nuveen ESG Emerging Markets Equity ETF ETF	ExchangeTradedFund		ETF
NUGT	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bull 2X Shares	ExchangeTradedFund		ETF
NUHY	NuShares ETF Trust Nuveen ESG High Yield Corporate Bond ETF	ExchangeTradedFund		ETF
NULC	Nushares ETF Trust - Nuveen ESG Large Cap ETF ETF	ExchangeTradedFund		ETF
NULG	Nuveen ESG Large-Cap Growth ETF ETF	ExchangeTradedFund		ETF
NULV	Nuveen ESG Large-Cap Value ETF ETF	ExchangeTradedFund		ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF ETF	ExchangeTradedFund		ETF
NUMV	Nuveen ESG Mid-Cap Value ETF ETF	ExchangeTradedFund		ETF
NUO	Nuveen Ohio Quality Municipal Income Fund Common Stock	CommonStock		Equity
NURE	Nuveen Short-Term REIT ETF ETF	ExchangeTradedFund		ETF
NURO	NeuroMetrix Inc COM USD.0001	CommonStock		Equity
NUS	Nu Skin Enterprises, Inc. Class A Common Stock	CommonStock		Equity
NUSA	NuShares ETF Trust Nuveen Enhanced Yield 1-5 Year U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
NUSC	Nuveen ESG Small-Cap ETF ETF	ExchangeTradedFund		ETF
NUSI	ETF Series Solutions Nationwide Risk-Managed Income ETF	ExchangeTradedFund		ETF
NUV	Nuveen Municipal Value Fund, Inc. Common Stock	CommonStock		Equity
NUVA	NuVasive Inc COM USD.001	CommonStock		Equity
NUVB	Nuvation Bio Inc. Class A Common Stock	CommonStock		Equity
NUVB.WS	Nuvation Bio Inc. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NUW	Nuveen AMT-Free Municipal Value Fund Common Shares of Beneficial Interest	CommonStock		Equity
NUWE	Nuwellis Inc COM USD.0001	CommonStock		Equity
NUZE	Nuzee Inc COM	CommonStock		Equity
NVAX	Novavax Inc COM USD.01	CommonStock		Equity
NVCN	Neovasc Inc COM	CommonStock		Equity
NVCR	NovoCure Ltd ORD NPV	CommonStock		Equity
NVDA	NVIDIA Corporation COM USD.001	CommonStock		Equity
NVEC	NVE Corp COM USD.01	CommonStock		Equity
NVEE	NV5 Global Inc COM USD.01	CommonStock		Equity
NVFY	Nova Lifestyle Inc COM USD0.01	CommonStock		Equity
NVG	Nuveen AMT-Free Municipal Credit Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
NVGS	Navigator Holdings Ltd. Common Stock	CommonStock		Equity
NVIV	InVivo Therapeutics Holdings Corp COM USD.00001	CommonStock		Equity
NVMI	Nova Measuring Instruments Ltd ORD	CommonStock		Equity
NVMZ	TrueShares Structured Outcome (November) ETF ETF	ExchangeTradedFund		ETF
NVO	Novo-Nordisk A/S American Depositary Shares (Representing one Ordinary B Share)	AdrCommon		Equity
NVOS	Novo Integrated Sciences Inc COM	CommonStock		Equity
NVQ	Exchange Listed Funds Trust QRAFT AI-Enhanced US Next Value ETF	ExchangeTradedFund		ETF
NVR	NVR, Inc. Common Stock	CommonStock		Equity
NVRO	Nevro Corp. Common Stock, $0.001 par value per share	CommonStock		Equity
NVS	Novartis AG American Depositary Shares (each representing one Ordinary Share)	AdrCommon		Equity
NVSA	New Vista Acquisition Corp COM CL A	CommonStock		Equity
NVSAU	New Vista Acquisition Corp UNITS	Unit		Equity
NVSAW	New Vista Acquisition Corp WT EXP 020126	Warrant		Equity
NVST	Envista Holdings Corporation Common Stock	CommonStock		Equity
NVT	nVent Electric plc Ordinary Shares, nominal value $0.01	CommonStock		Equity
NVTA	Invitae Corporation Common Stock	CommonStock		Equity
NVVE	Nuvve Holding Corp COM	CommonStock		Equity
NVVEW	Nuvve Holding Corp WT EXP 031926	Warrant		Equity
NWBI	Northwest Bancshares Inc COM USD.1	CommonStock		Equity
NWE	NorthWestern Corp COM NEW	CommonStock		Equity
NWFL	Norwood Financial Corp. COM USD.1	CommonStock		Equity
NWG	NatWest Group plc American Depositary Shares, (Each representing 2 ordinary shares)	AdrCommon		Equity
NWHM	The New Home Company Inc. Common Stock, $0.01 par value	CommonStock		Equity
NWL	Newell Brands Inc COM USD1	CommonStock		Equity
NWLI	National Western Life Group Inc CL A COM USD0.01	CommonStock		Equity
NWN	Northwest Natural Holding Company Common Stock	CommonStock		Equity
NWPX	Northwest Pipe Co COM USD.01	CommonStock		Equity
NWS	News Corp CL B COM USD0.01	CommonStock		Equity
NWSA	News Corp CL A COM USD0.01	CommonStock		Equity
NX	Quanex Building Products Corporation Common Stock	CommonStock		Equity
NXC	Nuveen California Select Tax-Free Income Portfolio Shares of Beneficial Interest	CommonStock		Equity
NXE	NexGen Energy Ltd. Common Shares no par value	CommonStock		Equity
NXGN	NextGen Healthcare Inc COM USD.01	CommonStock		Equity
NXJ	Nuveen New Jersey Quality Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
NXN	Nuveen New York Select Tax-Free Income Portfolio Shares of Beneficial Interest	CommonStock		Equity
NXP	Nuveen Select Tax-Free Income Portfolio Shares of Beneficial Interest	CommonStock		Equity
NXPI	NXP Semiconductors NV COM EUR.01	CommonStock		Equity
NXQ	Nuveen Select Tax-Free Income Portfolio 2 Shares of Beneficial Interest	CommonStock		Equity
NXR	Nuveen Select Tax-Free Income Portfolio 3 Shares of Beneficial Interest	CommonStock		Equity
NXRT	NexPoint Residential Trust, Inc. Common Stock	CommonStock		Equity
NXST	Nexstar Media Group Inc. CL A COM USD.01	CommonStock		Equity
NXTC	NextCure Inc COM	CommonStock		Equity
NXTD	Nxt-ID Inc COM	CommonStock		Equity
NXTG	First Trust Indxx NextG ETF ETF	ExchangeTradedFund		ETF
NXU	Novus Capital Corporation II Class A Common Stock	CommonStock		Equity
NXU.U	Novus Capital Corporation II Units, each consisting of one share of Class A common stock and one third of one redeemable warrant	Unit	Units	Equity
NXU.WS	Novus Capital Corporation II Redeemable warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
NYC	New York City REIT, Inc. Class A Common Stock	CommonStock		Equity
NYCB	New York Community Bancorp, Inc. Common Shares	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
NYCBpA	New York Community Bancorp, Inc. Depositary shares, each representing a 1/40th interest in a share of Fixed-to-Floating Rate Series A Noncumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
NYCBpU	New York Community Bancorp, Inc. Bifurcated Option Note Unit Securities (BONUSES)	StructuredProduct	Preferred Class	Equity
NYF	iShares Trust iShares New York Muni Bond ETF	ExchangeTradedFund		ETF
NYMT	New York Mortgage Trust Inc COM USD.01	CommonStock		Equity
NYMTM	New York Mortgage Trust Inc 7.875 PFD CL E	PreferredStock		Equity
NYMTN	New York Mortgage Trust Inc PFD 8 SER D	PreferredStock		Equity
NYMTO	New York Mortgage Trust Inc PFD-C 7.875	PreferredStock		Equity
NYMTP	New York Mortgage Trust Inc PFD-B 7.75%	PreferredStock		Equity
NYMX	Nymox Pharmaceutical Corp COM NPV	CommonStock		Equity
NYT	The New York Times Company Class A Common Stock	CommonStock		Equity
NZF	Nuveen Municipal Credit Income Fund Common shares of beneficial interest, par value $0.01 per share	CommonStock		Equity
O	Realty Income Corporation Common Stock	CommonStock		Equity
OACB	Oaktree Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
OACB.U	Oaktree Acquisition Corp. II Units, each consisting of one Class A ordinary share, and one-fourth of one redeemable warrant	Unit	Units	Equity
OACB.WS	Oaktree Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
OAKpA	Oaktree Capital Group, LLC 6.625% Series A Preferred Units	PreferredStock	Preferred Class	Equity
OAKpB	Oaktree Capital Group, LLC 6.550% Series B Preferred Units	PreferredStock	Preferred Class	Equity
OAS	Oasis Petroleum Inc COM	CommonStock		Equity
OBAS	Optibase Ltd ORD NIS .13	CommonStock		Equity
OBCI	Ocean Bio-Chem Inc COM USD.01	CommonStock		Equity
OBLG	Oblong Inc COM	CommonStock		Equity
OBNK	Origin Bancorp Inc COM	CommonStock		Equity
OBOR	KraneShares Trust KraneShares MSCI One Belt One Road Index ETF	ExchangeTradedFund		ETF
OBSV	ObsEva SA COM USD.0769	CommonStock		Equity
OC	Owens Corning Common Stock	CommonStock		Equity
OCA	Omnichannel Acquisition Corp. Class A Common Stock	CommonStock		Equity
OCA.U	Omnichannel Acquisition Corp. Units, each consisting of one share of Class A common stock and one half of one redeemable warrant	Unit	Units	Equity
OCA.WS	Omnichannel Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
OCAX	OCA Acquisition Corp COM CL A	CommonStock		Equity
OCAXU	OCA Acquisition Corp UNIT	Unit		Equity
OCAXW	OCA Acquisition Corp WT EXP 013128	Warrant		Equity
OCC	Optical Cable Corp COM NPV	CommonStock		Equity
OCCI	OFS Credit Co Inc ORD	CommonStock		Equity
OCCIO	OFS Credit Co Inc 6.125 Series C Term Preferred Stock STRUCT PROD	PreferredStock		Equity
OCCIP	OFS Credit Co Inc PFD A 6.875	PreferredStock		Equity
OCDX	Ortho Clinical Diagnostics Holdings plc COM	CommonStock		Equity
OCFC	OceanFirst Financial Corp. COM USD.01	CommonStock		Equity
OCFCP	OceanFirst Financial Corp. 7% DP SHS PFD A	AdrCommon		Equity
OCFT	OneConnect Financial Technology Co., Ltd. American Depositary Shares, each representing three ordinary shares	AdrCommon		Equity
OCG	Oriental Culture Holding LTD COM	CommonStock		Equity
OCGN	Ocugen Inc COM	CommonStock		Equity
OCIO	ETF Series Solutions ClearShares OCIO ETF	ExchangeTradedFund		ETF
OCN	Ocwen Financial Corporation Common Stock	CommonStock		Equity
OCSL	Oaktree Specialty Lending Corp COM USD.01	CommonStock		Equity
OCTZ	TrueShares Structured Outcome ETF ETF	ExchangeTradedFund		ETF
OCUL	Ocular Therapeutix Inc COM USD0.0001	CommonStock		Equity
OCUP	Ocuphire Pharma Inc COM	CommonStock		Equity
OCX	OncoCyte Corp COM NPV	CommonStock		Equity
ODC	Oil-Dri Corporation of America Common Stock	CommonStock		Equity
ODFL	Old Dominion Freight Line Inc COM USD.1	CommonStock		Equity
ODP	The ODP Corporation COM USD.01	CommonStock		Equity
ODT	Odonate Therapeutics Inc COM	CommonStock		Equity
OEC	Orion Engineered Carbons S.A. Common Shares	CommonStock		Equity
OEF	iShares Trust iShares S&P 100 ETF	ExchangeTradedFund		ETF
OEG	Orbital Energy Group Inc COM	CommonStock		Equity
OEPW	One Equity Partners Open Water I Corp COM CL A	CommonStock		Equity
OEPWU	One Equity Partners Open Water I Corp UNITS	Unit		Equity
OEPWW	One Equity Partners Open Water I Corp WT EXP 011426	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
OESX	Orion Energy Systems Inc COM NPV	CommonStock		Equity
OEUR	OShares Europe Quality Dividend ETF	ExchangeTradedFund		ETF
OFC	Corporate Office Properties Trust Common Shares of Beneficial Interest	CommonStock		Equity
OFED	Oconee Federal Financial Corp COM USD.01	CommonStock		Equity
OFG	OFG Bancorp Common Stock	CommonStock		Equity
OFGpD	OFG Bancorp 7.125% Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
OFIX	Orthofix Medical Inc COM USD.1	CommonStock		Equity
OFLX	Omega Flex Inc COM USD.01	CommonStock		Equity
OFS	OFS Capital Corporation COM USD0.01	CommonStock		Equity
OFSSG	OFS Capital Corproation 6.25 Notes 30/09/2023 USD25 ETN	Unknown		Equity
OFSSI	OFS Capital Corp 5.95 NT 2026 ETN	Unknown		Equity
OG	Onion Global Limited American Depositary Shares (each ten (10) ADSs representing one (1) Class A Ordinary Share)	AdrCommon		Equity
OGCP	Empire State Realty OP, L.P. Series 60 Operating Partnership Units Representing Limited Partnership Interests	CommonStock		Equity
OGE	OGE Energy Corp. Common Stock	CommonStock		Equity
OGEN	Oragenics Inc Common Stock	CommonStock		Equity
OGI	OrganiGram Holdings Inc COM NPV	CommonStock		Equity
OGIG	OSI ETF Trust - O'Shares Global Internet Giants ETF ETF	ExchangeTradedFund		ETF
OGN	Organon & Co. Common Stock	CommonStock		Equity
OGS	ONE Gas, Inc. Common Stock,	CommonStock		Equity
OHI	Omega Healthcare Investors, Inc. Common Stock	CommonStock		Equity
OHPA	Orion Acquisition Corp COM CL A	CommonStock		Equity
OHPAU	Orion Acquisition Corp UNITS	Unit		Equity
OHPAW	Orion Acquisition Corp Wrrt	Warrant		Equity
OI	O-I Glass, Inc. Common Stock	CommonStock		Equity
OIA	Invesco Municipal Income Opportunities Trust Shares of Beneficial Interest	CommonStock		Equity
OIBR.C	Oi S.A American Depositary Shares (each representing five shares of common stock)	AdrCommon	Class	Equity
OIH	VanEck Vectors ETF Trust VanEck Vectors Oil Services ETF	ExchangeTradedFund		ETF
OII	Oceaneering International, Inc. Common Stock	CommonStock		Equity
OIIM	O2Micro International Ltd ADR	AdrCommon		Equity
OIL	Barclays Bank PLC iPath Pure Beta Crude Oil ETN	ExchangeTradedNote		ETF
OILK	ProShares K-1 Free Crude Oil Strategy ETF ETF	ExchangeTradedFund		ETF
OIS	Oil States International, Inc. Common Stock	CommonStock		Equity
OKE	ONEOK, Inc. Common Stock	CommonStock		Equity
OKTA	Okta Inc CL A COM USD0.0001	CommonStock		Equity
OLB	OLB Group Inc (The) COM	CommonStock		Equity
OLD	Long-Term Care ETF (The) ETF	ExchangeTradedFund		ETF
OLED	Universal Display Corp COM USD.01	CommonStock		Equity
OLK	Olink Holding AB ADR	AdrCommon		Equity
OLLI	Ollie's Bargain Outlet Holdings Inc COM USD.001	CommonStock		Equity
OLMA	Olema Pharmaceuticals Inc COM	CommonStock		Equity
OLN	Olin Corporation Common Stock	CommonStock		Equity
OLO	Olo Inc. Class A Common Stock	CommonStock		Equity
OLP	One Liberty Properties, Inc. Common Stock	CommonStock		Equity
OM	Outset Medical Inc COM USD.001	CommonStock		Equity
OMAB	Grupo Aeroportuario del Centro Norte SAB de CV ADR NPV	AdrCommon		Equity
OMC	Omnicom Group Inc. Common Stock	CommonStock		Equity
OMCL	Omnicell Inc COM NPV	CommonStock		Equity
OMEG	Omega Alpha Spac CL A	CommonStock		Equity
OMER	Omeros Corp COM USD.01	CommonStock		Equity
OMEX	Odyssey Marine Exploration Inc. COM USD.0001	CommonStock		Equity
OMF	OneMain Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF ETF	ExchangeTradedFund		ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF ETF	ExchangeTradedFund		ETF
OMI	Owens & Minor, Inc. Common Stock	CommonStock		Equity
OMIC	Singular Genomics Systems Inc COM USD.0001	CommonStock		Equity
OMP	Oasis Midstream Partners LP COM LP UNITS	CommonStock		Equity
ON	ON Semiconductor Corp COM USD.01	CommonStock		Equity
ONB	Old National Bancorp COM NPV	CommonStock		Equity
ONCR	Oncorus Inc COM	CommonStock		Equity
ONCS	OncoSec Medical Inc COM	CommonStock		Equity
ONCT	Oncternal Therapeutics Inc COM	CommonStock		Equity
ONCY	Oncolytics Biotech Inc COM NPV	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ONDS	Ondas Holdings Inc COM	CommonStock		Equity
ONE	OneSmart International Education Group Limited American depositary shares, each representing 40 Class A ordinary shares	AdrCommon		Equity
ONEM	1Life Healthcare Inc COM	CommonStock		Equity
ONEO	SPDR Series Trust SPDR Russell 1000 Momentum Focus ETF	ExchangeTradedFund		ETF
ONEQ	Fidelity Nasdaq Composite Index ETF ETF	ExchangeTradedFund		Equity
ONEV	SPDR Series Trust SPDR Russell 1000 Low Volatility Focus ETF	ExchangeTradedFund		ETF
ONEW	OneWater Marine Inc COM CL A	CommonStock		Equity
ONEY	SPDR Series Trust SPDR Russell 1000 Yield Focus ETF	ExchangeTradedFund		ETF
ONLN	ProShares Trust ProShares Online Retail ETF	ExchangeTradedFund		ETF
ONOF	Global X Funds Global X Adaptive U.S. Risk Management ETF	ExchangeTradedFund		Equity
ONTF	ON24, Inc. Common Stock	CommonStock		Equity
ONTO	Onto Innovation Inc. Common Stock	CommonStock		Equity
ONTX	Onconova Therapeutics Inc COM USD.01	CommonStock		Equity
ONTXW	Onconova Therapeutics Inc WRRT EXP 7/7/21	Warrant		Equity
ONVO	Organovo Holdings Inc COM	CommonStock		Equity
OOMA	Ooma, Inc. Common Stock	CommonStock		Equity
OOTO	Direxion Shares ETF Trust Direxion Daily Travel & Vacation Bull 2X Shares	ExchangeTradedFund		Equity
OPA	Magnum Opus Acquisition Limited Class A Ordinary Shares	CommonStock		Equity
OPA.U	Magnum Opus Acquisition Limited Units, each consisting of one Class A ordinary share and one-half redeemable warrant	Unit	Units	Equity
OPA.WS	Magnum Opus Acquisition Limited Redeemable Warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
OPBK	OP Bancorp COM	CommonStock		Equity
OPCH	Option Care Health Inc COM	CommonStock		Equity
OPEN	Opendoor Technologies Inc COM	CommonStock		Equity
OPENW	Opendoor Technologies Inc WT EXP 121825	Warrant		Equity
OPER	ETF Series Solutions ClearShares Ultra-Short Maturity ETF	ExchangeTradedFund		ETF
OPGN	OpGen Inc COM USD.01	CommonStock		Equity
OPHC	OptimumBank Holdings Inc COM	CommonStock		Equity
OPI	Office Properties Income Trust COM USD.01 SBI	CommonStock		Equity
OPINL	Office Properties Income Trust 6.375% Senior Notes due 2050	Unknown		Equity
OPK	Opko Health Inc COM USD.01	CommonStock		Equity
OPNT	Opiant Pharmaceuticals Inc COM	CommonStock		Equity
OPOF	Old Point Financial Corp COM USD5.0	CommonStock		Equity
OPP	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. Common Stock	CommonStock		Equity
OPPX	Exchange Listed Funds Trust Corbett Road Tactical Opportunity ETF	ExchangeTradedFund		Equity
OPPpA	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.375% Series A Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
OPRA	Opera Ltd ADR	AdrCommon		Equity
OPRT	Oportun Financial Corp COM USD0.0001	CommonStock		Equity
OPRX	OptimizeRX Corp COM	CommonStock		Equity
OPT	Opthea Ltd SPONSORED ADR	AdrCommon		Equity
OPTN	Optinose Inc COM USD0.001	CommonStock		Equity
OPTT	Ocean Power Technologies Inc. Common Stock	CommonStock		Equity
OPY	Oppenheimer Holdings Inc. Class A Non-Voting Shares	CommonStock		Equity
OR	Osisko Gold Royalties Ltd Common Shares	CommonStock		Equity
ORA	Ormat Technologies, Inc. Common Shares	CommonStock		Equity
ORAN	Orange American Depositary Shares (Each representing one Ordinary Share)	AdrCommon		Equity
ORBC	ORBCOMM Inc COM USD.001	CommonStock		Equity
ORC	Orchid Island Capital, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
ORCC	Owl Rock Capital Corporation Common Stock, $0.01 par value per share	CommonStock		Equity
ORCL	Oracle Corporation Common Stock, $0.01 par value	CommonStock		Equity
ORGO	Organogenesis Holdings Inc COM	CommonStock		Equity
ORGS	Orgenesis Inc COM USD0.0001	CommonStock		Equity
ORI	Old Republic International Corporation Common Stock	CommonStock		Equity
ORIAU	Orion Biotech Opportunities Corp UNITS	Unit		Equity
ORIC	ORIC Pharmaceuticals Inc COM	CommonStock		Equity
ORLA	Orla Mining Ltd. Common Shares	CommonStock		Equity
ORLY	O'Reilly Automotive Inc COM USD.01	CommonStock		Equity
ORMP	Oramed Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ORN	Orion Group Holdings, Inc. Common Stock	CommonStock		Equity
ORPH	Orphazyme A/S ADR	AdrCommon		Equity
ORRF	Orrstown Financial Services Inc COM USD1.25	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ORTX	Orchard Therapeutics plc ADR	AdrCommon		Equity
OSAT	Orbsat Corp CL A	CommonStock		Equity
OSATW	Orbsat Corp WT EXP 042926	Warrant		Equity
OSBC	Old Second Bancorp Inc COM NPV	CommonStock		Equity
OSCR	Oscar Health, Inc. Class A Common Stock	CommonStock		Equity
OSCV	ETF Series Solutions - Opus Small Cap Value Plus ETF	ExchangeTradedFund		Equity
OSG	Overseas Shipholding Group, Inc. Class A common stock	CommonStock		Equity
OSH	Oak Street Health, Inc. Common Stock	CommonStock		Equity
OSI.U	Osiris Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
OSIS	OSI Systems Inc COM NPV	CommonStock		Equity
OSK	Oshkosh Corporation Common Stock	CommonStock		Equity
OSMT	Osmotica Pharmaceuticals Plc COM	CommonStock		Equity
OSN	Ossen Innovation Co Ltd ADS	AdrCommon		Equity
OSPN	OneSpan Inc COM USD.001	CommonStock		Equity
OSS	One Stop Systems Inc COM	CommonStock		Equity
OSTK	Overstock.com Inc COM NPV	CommonStock		Equity
OSTR	Oyster Enterprises Acquisition Corp COM CL A	CommonStock		Equity
OSTRU	Oyster Enterprises Acquisition Corp UNIT	Unit		Equity
OSTRW	Oyster Enterprises Acquisition Corp WT EXP 012026	Warrant		Equity
OSUR	OraSure Technologies Inc COM NPV	CommonStock		Equity
OSW	Onespaworld Holdings Ltd COM CL A	CommonStock		Equity
OTECU	OceanTech Acquisitions I Corp UNITS	Unit		Equity
OTEX	Open Text Corp COM NPV	CommonStock		Equity
OTIC	Otonomy Inc COM USD0.001	CommonStock		Equity
OTIS	Otis Worldwide Corporation Common Stock	CommonStock		Equity
OTLK	Outlook Therapeutics Inc COM USD.01	CommonStock		Equity
OTLKW	Outlook Therapeutics Inc WRRT SER A	Warrant		Equity
OTLY	Oatly Group AB ADS	AdrCommon		Equity
OTRA	OTR Acquisition Corp COM CL A	CommonStock		Equity
OTRAU	OTR Acquisition Corp UNIT	Unit		Equity
OTRAW	OTR Acquisition Corp WT EXP 113027	Warrant		Equity
OTRK	Ontrak Inc COM USD.001	CommonStock		Equity
OTRKP	Ontrak Inc 9.5% SER A PFD	PreferredStock		Equity
OTTR	Otter Tail Corp COM USD5	CommonStock		Equity
OUNZ	VanEck Merk Gold Trust VanEck Merk Gold Trust	ExchangeTradedVehicle		ETF
OUSA	OShares U.S. Quality Dividend ETF	ExchangeTradedFund		ETF
OUSM	OShares U.S. Small-Cap Quality Dividend ETF	ExchangeTradedFund		ETF
OUST	Ouster, Inc. Common Stock	CommonStock		Equity
OUST.WS	Ouster, Inc. Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
OUT	OUTFRONT Media Inc. Common stock, par value $ 0.01per share	CommonStock		Equity
OVB	Listed Funds Trust Overlay Shares Core Bond ETF	ExchangeTradedFund		ETF
OVBC	Ohio Valley Banc Corp. COM NPV	CommonStock		Equity
OVF	Listed Funds Trust Overlay Shares Foreign Equity ETF	ExchangeTradedFund		ETF
OVID	Ovid Therapeutics Inc COM	CommonStock		Equity
OVL	Listed Funds Trust Overlay Shares Large Cap Equity ETF	ExchangeTradedFund		ETF
OVLH	Listed Funds Trust Overlay Shares Hedged Large Cap Equity ETF	ExchangeTradedFund		Equity
OVLY	Oak Valley Bancorp COM	CommonStock		Equity
OVM	Listed Funds Trust Overlay Shares Municipal Bond ETF	ExchangeTradedFund		ETF
OVS	Listed Funds Trust Overlay Shares Small Cap Equity ETF	ExchangeTradedFund		ETF
OVT	Listed Funds Trust Overlay Shares Short Term Bond ETF	ExchangeTradedFund		Equity
OVV	Ovintiv Inc. Common Stock, par value $0.01	CommonStock		Equity
OWL	Blue Owl Capital Inc. Class A Common Stock	CommonStock		Equity
OWL.WS	Blue Owl Capital Inc. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
OXBR	Oxbridge Re Holdings Ltd ORD USD0.001	CommonStock		Equity
OXBRW	Oxbridge Re Holdings Ltd WRRT	Warrant		Equity
OXLC	Oxford Lane Capital Corp COM USD0.01	CommonStock		Equity
OXLCL	Oxford Lane Capital Corp 6.75 PFD SR 2031	Unknown		Equity
OXLCM	Oxford Lane Capital Corp PFD SER 2024	PreferredStock		Equity
OXLCP	Oxford Lane Capital Corp 6.25 PFD SR 2027	PreferredStock		Equity
OXM	Oxford Industries, Inc. Common Stock	CommonStock		Equity
OXSQ	Oxford Square Capital Corp COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
OXSQG	Oxford Square Capital Corp. 5.50% Notes due 2028	Unknown		Equity
OXSQL	Oxford Square Capital Corp PREF	Unknown		Equity
OXSQZ	Oxford Square Capital Corp NT ETN	Unknown		Equity
OXY	Occidental Petroleum Corporation Common Stock	CommonStock		Equity
OXY.WS	Occidental Petroleum Corporation Warrants to Purchase Common Stock	Warrant	Warrants	Equity
OYST	Oyster Point Pharma Inc COM	CommonStock		Equity
OZK	Bank OZK COM USD.01	CommonStock		Equity
OZON	Ozon Holdings PLC ADR	AdrCommon		Equity
PAA	Plains All American Pipeline LP LP UNTS NPV	CommonStock		Equity
PAAS	Pan American Silver Corp COM NPV	CommonStock		Equity
PAB	PGIM ETF Trust PGIM Active Aggregate Bond ETF	ExchangeTradedFund		Equity
PAC	Grupo Aeroportuario del Pacifico S.A.B de C.V. American Depositary Shares (Each representing 10 Series B Shares)	AdrCommon		Equity
PACB	Pacific Biosciences of California Inc COM USD.0001	CommonStock		Equity
PACE	TPG Pace Tech Opportunities Corp. Class A Ordinary Shares	CommonStock		Equity
PACE.U	TPG Pace Tech Opportunities Corp. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant	Unit	Units	Equity
PACE.WS	TPG Pace Tech Opportunities Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PACK	Ranpak Holdings Corp. Class A Common Stock	CommonStock		Equity
PACW	PacWest Bancorp COM NPV	CommonStock		Equity
PACX	Pioneer Merger Corp CL A SHS	CommonStock		Equity
PACXU	Pioneer Merger Corp UNIT	Unit		Equity
PACXW	Pioneer Merger Corp WT EX	Warrant		Equity
PAE	PAE Incorporated COM Cl A	CommonStock		Equity
PAEWW	PAE Incorporated WT exp 091123	Warrant		Equity
PAG	Penske Automotive Group, Inc. Voting Common Stock	CommonStock		Equity
PAGP	Plains GP Holdings LP CL A LP NPV	Unknown		Equity
PAGS	PagSeguro Digital Ltd. Class A Common Shares	CommonStock		Equity
PAHC	Phibro Animal Health Corp CL A COM USD0.0001	CommonStock		Equity
PAI	Western Asset Investment Grade Income Fund Inc. Common Stock	CommonStock		Equity
PAIC	Petra Acquisition Inc COM	CommonStock		Equity
PAICU	Petra Acquisition Inc UNIT	Unit		Equity
PAICW	Petra Acquisition Inc WT EXP 052527	Warrant		Equity
PAK	Global X Funds Global X MSCI Pakistan ETF	ExchangeTradedFund		ETF
PALC	Pacer Funds Trust Pacer Lunt Large Cap Multi-Factor Alternator ETF	ExchangeTradedFund		ETF
PALI	Palisade Bio Inc COM	CommonStock		Equity
PALL	Aberdeen Standard Palladium ETF Trust Aberdeen Standard Physical Palladium Shares ETF	ExchangeTradedVehicle		ETF
PAM	Pampa Energía S.A. American Depositary Shares (each representing 25 shares of Common Stock)	AdrCommon		Equity
PAMC	Pacer Funds Trust Pacer Lunt MidCap Multi-Factor Alternator ETF	ExchangeTradedFund		ETF
PANA	Panacea Acquisition Corp II COM CL A	CommonStock		Equity
PANL	Pangaea Logistics Solutions Ltd COM USD1	CommonStock		Equity
PANW	Palo Alto Networks, Inc. Common Stock	CommonStock		Equity
PAPR	Innovator ETFS Trust - S&P 500 PWR Buffer ETF April ETF	ExchangeTradedFund		ETF
PAQC	Provident Acquisition Corp COM CL A	CommonStock		Equity
PAQCU	Provident Acquisition Corp UNIT	Unit		Equity
PAQCW	Provident Acquisition Corp WT EX	Warrant		Equity
PAR	Par Technology Corporation Common Stock	CommonStock		Equity
PARR	Par Pacific Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
PASG	Passage Bio Inc COM	CommonStock		Equity
PATH	UiPath, Inc. Class A Common Stock	CommonStock		Equity
PATI	Patriot Transportation Holding Inc COM USD0.1	CommonStock		Equity
PATK	Patrick Industries Inc COM NPV	CommonStock		Equity
PAUG	Innovator S&P 500 Power Buffer ETF - August ETF	ExchangeTradedFund		ETF
PAVE	Global X US Infrastructure Development ETF ETF	ExchangeTradedFund		ETF
PAVM	PAVmed Inc COM	CommonStock		Equity
PAVMW	PAVmed Inc WT EXP 5/01/2022	Warrant		Equity
PAVMZ	PAVmed Inc Wt Exp 30/04/2024	Warrant		Equity
PAWZ	ProShares Trust - ProShares Pet Care ETF ETF	ExchangeTradedFund		ETF
PAX	Patria Investments Ltd COM CL A	CommonStock		Equity
PAY	Paymentus Holdings, Inc. Class A Common Stock	CommonStock		Equity
PAYA	Paya Holdings Inc COM CL A	CommonStock		Equity
PAYAW	Paya Holdings Inc WT EXP 120123	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
PAYC	Paycom Software, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
PAYS	Paysign Inc COM	CommonStock		Equity
PAYX	Paychex Inc. COM USD.01	CommonStock		Equity
PB	Prosperity Bancshares, Inc. Common Stock	CommonStock		Equity
PBA	Pembina Pipeline Corporation Common Shares	CommonStock		Equity
PBC	Prospect Capital Corporation 6.875% Notes due 2029	StructuredProduct		Equity
PBCT	People's United Financial Inc COM NPV	CommonStock		Equity
PBCTP	People's United Financial Inc PERP PFD SER A	PreferredStock		Equity
PBD	Invesco Exchange-Traded Fund Trust II Invesco Global Clean Energy ETF	ExchangeTradedFund		ETF
PBDM	Invesco PureBeta FTSE Developed ex-North America ETF ETF	ExchangeTradedFund		ETF
PBE	Invesco Exchange-Traded Fund Trust Invesco Dynamic Biotechnology & Genome ETF	ExchangeTradedFund		ETF
PBEE	Invesco PureBeta FTSE Emerging Markets ETF ETF	ExchangeTradedFund		ETF
PBF	PBF Energy Inc. Class A common stock	CommonStock		Equity
PBFS	Pioneer Bancorp Inc COM	CommonStock		Equity
PBFX	PBF Logistics LP Common Units Representing Limited Partner Interests	CommonStock		Equity
PBH	Prestige Consumer Healthcare Inc. Common Stock	CommonStock		Equity
PBHC	Pathfinder Bancorp Inc COM USD1	CommonStock		Equity
PBI	Pitney Bowes Inc. Common Stock	CommonStock		Equity
PBIP	Prudential Bancorp Inc COM USD.01	CommonStock		Equity
PBIpB	Pitney Bowes Inc. 6.70% Notes Due 2043	StructuredProduct	Preferred Class	Equity
PBJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Food & Beverage ETF	ExchangeTradedFund		ETF
PBLA	Panbela Therapeutics Inc COM	CommonStock		Equity
PBND	Invesco PureBeta US Aggregate Bond ETF ETF	ExchangeTradedFund		ETF
PBP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 BuyWrite ETF	ExchangeTradedFund		ETF
PBPB	Potbelly Corp COM USD.01	CommonStock		Equity
PBR	Petroleo Brasileiro S.A.-Petrobras American Depositary Shares(Each representing 2 Common Shares)	AdrCommon		Equity
PBR.A	Petroleo Brasileiro S.A.-Petrobras American Depository Shares (Each representing 2 Preferred Shares)	AdrCommon	Class	Equity
PBS	Invesco Exchange-Traded Fund Trust Invesco Dynamic Media ETF	ExchangeTradedFund		ETF
PBSM	Invesco PureBeta MSCI USA Small Cap ETF ETF	ExchangeTradedFund		ETF
PBT	Permian Basin Royalty Trust Units of Beneficial Interest	CommonStock		Equity
PBTP	Invesco PureBeta 0-5 Yr US TIPS ETF ETF	ExchangeTradedFund		ETF
PBTS	Powerbridge Technologies Co Ltd ORD	CommonStock		Equity
PBUG	Barclays Bank PLC Pacer iPath Gold Trendpilot ETNs	ExchangeTradedNote		Equity
PBUS	Invesco PureBeta MSCI USA ETF ETF	ExchangeTradedFund		ETF
PBW	Invesco Exchange-Traded Fund Trust Invesco WilderHill Clean Energy ETF	ExchangeTradedFund		ETF
PBYI	Puma Biotechnology Inc COM USD0.00001	CommonStock		Equity
PCAR	PACCAR Inc COM USD12	CommonStock		Equity
PCB	PCB Bancorp COM	CommonStock		Equity
PCEF	Invesco Exchange-Traded Fund Trust II Invesco CEF Income Composite ETF	ExchangeTradedFund		ETF
PCF	High Income Securities Fund Shares of Beneficial Interest	CommonStock		Equity
PCG	PG&E Corporation Common Stock	CommonStock		Equity
PCGU	PG&E Corporation Equity Unit	StructuredProduct		Equity
PCGpA	Pacific Gas & Electric Company 6% Perferred Stock	PreferredStock	Preferred Class	Equity
PCGpB	Pacific Gas & Electric Company 5.5% Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpC	Pacific Gas & Electric Company 5% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpD	Pacific Gas & Electric Company 5% 1st Red. Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpE	Pacific Gas & Electric Company 5% 1st A Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpG	Pacific Gas & Electric Company 4.8% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpH	Pacific Gas & Electric Company 4.5% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCGpI	Pacific Gas & Electric Company 4.36% 1st Preferred Stock	PreferredStock	Preferred Class	Equity
PCH	PotlatchDeltic Corp COM USD1	CommonStock		Equity
PCI	PIMCO Dynamic Credit and Mortgage Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PCK	PIMCO California Municipal Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
PCM	PCM Fund, Inc. Common Stock	CommonStock		Equity
PCN	PIMCO Corporate & Income Strategy Fund Common Shares of Beneficial Interest	CommonStock		Equity
PCOM	Points International Ltd COM	CommonStock		Equity
PCOR	Procore Technologies, Inc. Common Stock	CommonStock		Equity
PCPC	Periphas Capital Partnering Corporation Class A Common Stock	CommonStock		Equity
PCPC.U	Periphas Capital Partnering Corporation CAPS, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	Unit	Units	Equity
PCPC.WS	Periphas Capital Partnering Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $28.75	Warrant	Warrants	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
PCQ	PIMCO California Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PCRX	Pacira BioSciences Inc COM USD.001	CommonStock		Equity
PCSA	Processa Pharmaceuticals Inc COM	CommonStock		Equity
PCSB	PCSB Financial Corp COM USD.01	CommonStock		Equity
PCT	PureCycle Technologies Inc COM	CommonStock		Equity
PCTI	PCTEL Inc COM USD.001	CommonStock		Equity
PCTTU	PureCycle Technologies Inc UNIT	Unit		Equity
PCTTW	PureCycle Technologies Inc WT EXP 012825	Warrant		Equity
PCTY	Paylocity Holding Corp COM USD0.001	CommonStock		Equity
PCVX	Vaxcyte Inc COM	CommonStock		Equity
PCY	Invesco Exchange-Traded Fund Trust II Invesco Emerging Markets Sovereign Debt ETF	ExchangeTradedFund		ETF
PCYG	Park City Group Inc COM USD.01	CommonStock		Equity
PCYO	Pure Cycle Corp COM USD.01	CommonStock		Equity
PD	PagerDuty, Inc. Common Stock, par value $0.000005 per share	CommonStock		Equity
PDAC	Peridot Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
PDAC.U	Peridot Acquisition Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant	Unit	Units	Equity
PDAC.WS	Peridot Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PDBC	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund		ETF
PDCE	PDC Energy Inc COM USD.01	CommonStock		Equity
PDCO	Patterson Cos Inc COM USD.01	CommonStock		Equity
PDD	Pinduoduo ADR	AdrCommon		Equity
PDEC	Innovator S&P 500 Power Buffer ETF - December ETF	ExchangeTradedFund		ETF
PDEV	Principal International Multi-Factor ETF ETF	ExchangeTradedFund		ETF
PDEX	Pro Dex Inc COM NPV	CommonStock		Equity
PDFS	PDF Solutions Inc COM USD.00015	CommonStock		Equity
PDI	PIMCO Dynamic Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PDLB	PDL Community Bancorp COM USD 0.01	CommonStock		Equity
PDM	Piedmont Office Realty Trust, Inc. Class A Common Stock	CommonStock		Equity
PDN	Invesco Exchange-Traded Fund Trust II Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF	ExchangeTradedFund		ETF
PDO	PIMCO Dynamic Income Opportunities Fund Common Shares of Beneficial Interest	CommonStock		Equity
PDOT	Peridot Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
PDOT.U	Peridot Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
PDOT.WS	Peridot Acquisition Corp. II Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PDP	Invesco DWA Momentum ETF ETF	ExchangeTradedFund		ETF
PDS	Precision Drilling Corporation Common Shares	CommonStock		Equity
PDSB	PDS Biotechnology Corp COM	CommonStock		Equity
PDT	John Hancock Premium Dividend Fund Common Shares	CommonStock		Equity
PEAK	Healthpeak Properties, Inc. Common Stock	CommonStock		Equity
PEB	Pebblebrook Hotel Trust Common Shares of Beneficial Interest	CommonStock		Equity
PEBK	Peoples Bancorp of North Carolina Inc. COM NPV	CommonStock		Equity
PEBO	Peoples Bancorp Inc COM NPV	CommonStock		Equity
PEBpC	Pebblebrook Hotel Trust 6.50% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
PEBpD	Pebblebrook Hotel Trust 6.375% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PEBpE	Pebblebrook Hotel Trust 6.375% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
PEBpF	Pebblebrook Hotel Trust 6.3% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share	PreferredStock	Preferred Class	Equity
PEBpG	Pebblebrook Hotel Trust 6.375% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PED	PEDEVCO Corp. Common Stock	CommonStock		Equity
PEG	Public Service Enterprise Group Incorporated Common Stock	CommonStock		Equity
PEGA	Pegasystems Inc COM USD.01	CommonStock		Equity
PEI	Pennsylvania Real Estate Investment Trust Shares of Beneficial Interest	CommonStock		Equity
PEIpB	Pennsylvania Real Estate Investment Trust 7.375% Series B Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
PEIpC	Pennsylvania Real Estate Investment Trust 7.20% Series C Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
PEIpD	Pennsylvania Real Estate Investment Trust 6.875% Series D Cumulative Redeemable Perpetual Preferred Shares (Liquidation Preference $25.00 per share)	PreferredStock	Preferred Class	Equity
PEJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Leisure and Entertainment ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
PEN	Penumbra, Inc. Common Stock	CommonStock		Equity
PENN	Penn National Gaming Inc COM USD.01	CommonStock		Equity
PEO	Adams Natural Resources Fund, Inc. Common Stock	CommonStock		Equity
PEP	PepsiCo Inc COM USD.0166	CommonStock		Equity
PERI	Perion Network Ltd ORD USD	CommonStock		Equity
PESI	Perma Fix Environmental Services Inc COM USD.001	CommonStock		Equity
PETQ	PetIQ Inc COM CL A	CommonStock		Equity
PETS	PetMed Express Inc COM USD.001	CommonStock		Equity
PETZ	TDH Holdings Inc COM USD.001	CommonStock		Equity
PEX	ProShares Global Listed Private Equity ETF ETF	ExchangeTradedFund		ETF
PEXL	Pacer Funds Trust Pacer US Export Leaders ETF	ExchangeTradedFund		ETF
PEY	Invesco High Yield Equity Dividend Achievers ETF High Yield Eq Div	ExchangeTradedFund		ETF
PEZ	Invesco Exchange-Traded Fund Trust Invesco DWA Consumer Cyclicals Momentum ETF CONSM DISCR	ExchangeTradedFund		ETF
PFBC	Preferred Bank of Los Angeles COM	CommonStock		Equity
PFBI	Premier Financial Bancorp Inc COM NPV	CommonStock		Equity
PFC	Premier Financial Corp COM USD.01	CommonStock		Equity
PFD	Flaherty & Crumrine Preferred and Income Fund Incorporated Common Stock	CommonStock		Equity
PFDR	Pathfinder Acquisition Corp COM CL A	CommonStock		Equity
PFDRU	Pathfinder Acquisition Corp UNITS	Unit		Equity
PFDRW	Pathfinder Acquisition Corp WT EXP 021928	Warrant		Equity
PFE	Pfizer Inc Common Stock	CommonStock		Equity
PFEB	Innovator S&P 500 Power Buffer ETF -February ETF	ExchangeTradedFund		ETF
PFF	iShares Preferred and Income Securities ETF ETF	ExchangeTradedFund		ETF
PFFA	ETFis Series Trust I Virtus InfraCap U.S. Preferred Stock ETF	ExchangeTradedFund		ETF
PFFD	Global X Funds Global X U.S. Preferred ETF	ExchangeTradedFund		ETF
PFFL	UBS AG ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048	ExchangeTradedNote		ETF
PFFR	ETFis Series Trust I InfraCap REIT Preferred ETF	ExchangeTradedFund		ETF
PFFV	Global X Funds Global X Variable Rate Preferred ETF	ExchangeTradedFund		ETF
PFG	Principal Financial Group Inc. COM USD.01	CommonStock		Equity
PFGC	Performance Food Group Company Common Stock	CommonStock		Equity
PFH	Prudential Financial, Inc. 4.125% Junior Subordinated Notes due 2060	StructuredProduct		Equity
PFHD	Professional Holding Corp CL A COM	CommonStock		Equity
PFI	Invesco DWA Financial Momentum ETF FINCL SECT	ExchangeTradedFund		ETF
PFIE	Profire Energy Inc COM USD.001	CommonStock		Equity
PFIG	Invesco Exchange-Traded Fund Trust II Invesco Fundamental Investment Grade Corporate Bond ETF	ExchangeTradedFund		ETF
PFIN	P & F Industries Inc CL A COM USD1	CommonStock		Equity
PFIS	Penseco Financial Services Corp COM	CommonStock		Equity
PFIX	Simplify Exchange Traded Funds Simplify Interest Rate Hedge ETF	ExchangeTradedFund		Equity
PFL	PIMCO Income Strategy Fund Common Shares of Beneficial Interest	CommonStock		Equity
PFLD	ETF Series Solutions AAM Low Duration Preferred and Income Securities ETF	ExchangeTradedFund		ETF
PFLT	PennantPark Floating Rate Capital Ltd COM USD.001	CommonStock		Equity
PFM	Invesco Exchange-Traded Fund Trust Invesco Dividend Achievers ETF DIV ACHV PRTF	ExchangeTradedFund		ETF
PFMT	Performant Financial Corp COM USD0.01	CommonStock		Equity
PFN	PIMCO Income Strategy Fund II Common Shares of Beneficial Interest, $0.00001 par value	CommonStock		Equity
PFO	Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated Common Stock	CommonStock		Equity
PFPT	Proofpoint Inc COM USD.0001	CommonStock		Equity
PFS	Provident Financial Services, Inc. Common Stock	CommonStock		Equity
PFSI	PennyMac Financial Services, Inc. Common Stock	CommonStock		Equity
PFSW	PFSweb Inc COM USD.001	CommonStock		Equity
PFUT	Putnam ETF Trust Putnam Sustainable Future ETF	ExchangeTradedFund		Equity
PFX	PhenixFIN Corp COM USD0.001	CommonStock		Equity
PFXF	VanEck Vectors ETF Trust VanEck Vectors Preferred Securities ex Financials ETF	ExchangeTradedFund		ETF
PFXNL	PhenixFIN Corporation 6.125% Senior Notes due 2023	Unknown		Equity
PG	The Procter & Gamble Company Common Stock	CommonStock		Equity
PGAL	Global X Funds Global X MSCI Portugal ETF	ExchangeTradedFund		ETF
PGC	Peapack-Gladstone Financial Corp COM NPV	CommonStock		Equity
PGEN	Precigen Inc COM NPV	CommonStock		Equity
PGF	Invesco Exchange-Traded Fund Trust Invesco Financial Preferred ETF	ExchangeTradedFund		ETF
PGHY	Invesco Exchange-Traded Fund Trust II Invesco Global Short Term High Yield Bond ETF	ExchangeTradedFund		ETF
PGJ	Invesco Golden Dragon China ETF Golden Dragon Halter	ExchangeTradedFund		ETF
PGM	Barclays Bank PLC iPath Series B Bloomberg Platinum Subindex Total Return ETN	ExchangeTradedNote		ETF
PGNY	Progyny Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
PGP	PIMCO Global StocksPLUS & Income Fund Common Shares, par value of $.00001 per share.	CommonStock		Equity
PGR	The Progressive Corporation Common Shares	CommonStock		Equity
PGRE	Paramount Group, Inc. Common Stock	CommonStock		Equity
PGRO	Putnam ETF Trust Putnam Focused Large Cap Growth ETF	ExchangeTradedFund		Equity
PGRW	Progress Acquisition Corp COM CL A	CommonStock		Equity
PGRWU	Progress Acquisition Corp UNITS	Unit		Equity
PGRWW	Progress Acquisition Corp WT EXP 111127	Warrant		Equity
PGTI	PGT Innovations, Inc. Common Stock	CommonStock		Equity
PGX	Invesco Exchange-Traded Fund Trust II Invesco Preferred ETF	ExchangeTradedFund		ETF
PGZ	Principal Real Estate Income Fund Common shares of beneficial interest, no par value per share	CommonStock		Equity
PH	Parker-Hannifin Corporation Common Shares	CommonStock		Equity
PHAR	Pharming Group NV, Leiden ADR	CommonStock		Equity
PHAS	PhaseBio Pharmaceuticals Inc COM	CommonStock		Equity
PHAT	Phathom Pharmaceuticals Inc COM	CommonStock		Equity
PHB	Invesco Exchange-Traded Fund Trust II Invesco Fundamental High Yield® Corporate Bond ETF	ExchangeTradedFund		ETF
PHCF	Puhui Wealth Investment Management Co Ltd COM	CommonStock		Equity
PHD	Pioneer Floating Rate Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
PHDG	Invesco Actively Managed Exchange-Traded Fund Trust Invesco S&P 500® Downside Hedged ETF	ExchangeTradedFund		ETF
PHG	Koninklijke Philips N.V. New York Registry Shares	NyRegisteredShare		Equity
PHGE	BiomX Inc. Common Stock	CommonStock		Equity
PHGE.U	BiomX Inc. Units each consisting of one share of common stock and one Warrant entitling the holder to purchase one-half of a share of common stock	Unit	Units	Equity
PHGE.WS	BiomX Inc. Warrants to purchase one-half of a share of Common Stock	Warrant	Warrants	Equity
PHI	PLDT Inc. American Depositary Shares (Each representing One share of Common Stock)	AdrCommon		Equity
PHIC	Population Health Investment Co Inc CL A	CommonStock		Equity
PHICU	Population Health Investment Co Inc UNIT	Unit		Equity
PHICW	Population Health Investment Co Inc WT EXP 100125	Warrant		Equity
PHIO	Phio Pharmaceuticals Corp COM USD0.0001	CommonStock		Equity
PHIOW	Phio Pharmaceuticals Corp Wrrt	Warrant		Equity
PHK	PIMCO High Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PHM	PulteGroup, Inc. Common Stock	CommonStock		Equity
PHO	Invesco Water Resources ETF ETF	ExchangeTradedFund		ETF
PHR	Phreesia, Inc. Common Stock	CommonStock		Equity
PHT	Pioneer High Income Fund, Inc. Common Shares of Beneficial Interest	CommonStock		Equity
PHUN	Phunware Inc COM	CommonStock		Equity
PHUNW	Phunware Inc WRRT	Warrant		Equity
PHVS	Pharvaris BV COM	CommonStock		Equity
PHX	PHX Minerals Inc. Class A Common Stock	CommonStock		Equity
PHYL	PGIM ETF Trust PGIM Active High Yield Bond ETF	ExchangeTradedFund		ETF
PHYS	Sprott Physical Gold Trust Units	ExchangeTradedVehicle		ETF
PI	Impinj Inc COM USD.001	CommonStock		Equity
PIAI	Prime Impact Acquisition I Class A Ordinary Shares	CommonStock		Equity
PIAI.U	Prime Impact Acquisition I Units, each consisting of one Class A ordinary share and one-third of a Warrant to acquire one Class A ordinary share	Unit	Units	Equity
PIAI.WS	Prime Impact Acquisition I Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PICB	Invesco Exchange-Traded Fund Trust II Invesco International Corporate Bond ETF	ExchangeTradedFund		ETF
PICC	Pivotal Investment Corporation III Class A Common Stock	CommonStock		Equity
PICC.U	Pivotal Investment Corporation III Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity
PICC.WS	Pivotal Investment Corporation III Redeemable Warrants, each whole warrant exercisable for shares of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF ETF	ExchangeTradedFund		ETF
PID	Invesco International Dividend Achievers ETF INTL DIV ACHV	ExchangeTradedFund		ETF
PIE	Invesco DWA Emerging Markets Momentum ETF ETF	ExchangeTradedFund		ETF
PIFI	ETF Series Solutions ClearShares Piton Intermediate Fixed Income ETF	ExchangeTradedFund		Equity
PII	Polaris Inc. Common Stock	CommonStock		Equity
PILL	Direxion Shares ETF Trust Direxion Daily Pharmaceutical & Medical Bull 3X Shares	ExchangeTradedFund		ETF
PIM	Putnam Master Intermediate Income Trust Shares of Beneficial Interest	CommonStock		Equity
PIN	Invesco India Exchange-Traded Fund Trust Invesco India ETF	ExchangeTradedFund		ETF
PINC	Premier Inc CL A COM USD0.01	CommonStock		Equity
PINE	Alpine Income Property Trust, Inc. Common Stock	CommonStock		Equity
PING	Ping Identity Holding Corp. Common Stock, par value $0.001 per share	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
PINS	Pinterest, Inc. Class A Common Stock	CommonStock		Equity
PIO	Invesco Global Water ETF ETF	ExchangeTradedFund		ETF
PIPP	Pine Island Acquisition Corp. Class A Common Stock	CommonStock		Equity
PIPP.U	Pine Island Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
PIPP.WS	Pine Island Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
PIPR	Piper Sandler Companies Common Stock	CommonStock		Equity
PIRS	Pieris Pharmaceuticals Inc COM USD.001	CommonStock		Equity
PIXY	ShiftPixy Inc COM	CommonStock		Equity
PIZ	Invesco DWA Developed Markets Momentum ETF ETF	ExchangeTradedFund		ETF
PJAN	Innovator ETFs Trust - Innovator S&P 500 Power Buffer ETF january ETF	ExchangeTradedFund		ETF
PJP	Invesco Exchange-Traded Fund Trust Invesco Dynamic Pharmaceuticals ETF	ExchangeTradedFund		ETF
PJT	PJT Partners Inc. Class A Common stock	CommonStock		Equity
PJUL	Innovator ETFs Trust - Innovator S&P 500 Power butterfly Etf ETF	ExchangeTradedFund		ETF
PJUN	Innovator ETFs Trust - Innovator S&P 500 Buffer ETF - June ETF	ExchangeTradedFund		ETF
PK	Park Hotels & Resorts Inc. Common stock	CommonStock		Equity
PKB	Invesco Exchange-Traded Fund Trust Invesco Dynamic Building & Construction ETF	ExchangeTradedFund		ETF
PKBK	Parke Bancorp Inc COM	CommonStock		Equity
PKE	Park Aerospace Corp. Common Stock	CommonStock		Equity
PKG	Packaging Corporation of America Common Stock	CommonStock		Equity
PKI	PerkinElmer, Inc. Common Stock	CommonStock		Equity
PKO	PIMCO Income Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
PKOH	Park Ohio Holdings Corp. COM USD1	CommonStock		Equity
PKW	Invesco Exchange-Traded Fund Trust Invesco BuyBack Achievers ETF BUYBACK ACHV	ExchangeTradedFund		ETF
PKX	POSCO American Depositary Shares (Each representing 1/4th of a share of Common Stock)	AdrCommon		Equity
PLAB	Photronics Inc COM NPV	CommonStock		Equity
PLAG	Planet Green Holdings Corp. Common Stock par value $0.001 per share	CommonStock		Equity
PLAN	Anaplan, Inc. Common Stock	CommonStock		Equity
PLAT	WisdomTree Trust WisdomTree Growth Leaders Fund	ExchangeTradedFund		ETF
PLAY	Dave & Buster's Entertainment Inc COM USD.01	CommonStock		Equity
PLBC	Plumas Bancorp COM	CommonStock		Equity
PLBY	PLBY Group Inc COM	CommonStock		Equity
PLCE	Childrens Place Inc (The) COM USD.1	CommonStock		Equity
PLD	Prologis, Inc. Common Stock	CommonStock		Equity
PLDR	Putnam ETF Trust Putnam Sustainable Leaders ETF	ExchangeTradedFund		Equity
PLG	Platinum Group Metals Ltd Common Stock	CommonStock		Equity
PLIN	China Xiangtai Food Co Ltd COM USD0.01	CommonStock		Equity
PLL	Piedmont Lithium Inc COM	CommonStock		Equity
PLM	PolyMet Mining Corp Common Share	CommonStock		Equity
PLMI	Plum Acquisition Corp I COM CL A	CommonStock		Equity
PLMIU	Plum Acquisition Corp I UNITS	Unit		Equity
PLMIW	Plum Acquisition Corp I WTS	Warrant		Equity
PLMR	Palomar Holdings Inc COM	CommonStock		Equity
PLNT	Planet Fitness, Inc. Class A Common Stock	CommonStock		Equity
PLOW	Douglas Dynamics, Inc. Common Stock	CommonStock		Equity
PLPC	Preformed Line Products Co CAP USD2	CommonStock		Equity
PLRG	Principal U.S. Large-Cap Adaptive Multi-Factor ETF ETF	ExchangeTradedFund		Equity
PLRX	Pliant Therapeutics Inc COM	CommonStock		Equity
PLSE	Pulse Biosciences Inc COM USD0.001	CommonStock		Equity
PLTK	Playtika Holding Corp COM	CommonStock		Equity
PLTL	Principal U.S. Small-Cap Adaptive Multi-Factor ETF ETF	ExchangeTradedFund		Equity
PLTM	GraniteShares Platinum Trust GraniteShares Platinum Shares	ExchangeTradedVehicle		ETF
PLTR	Palantir Technologies Inc. Class A Common Stock	CommonStock		Equity
PLUG	Plug Power Inc COM USD.01	CommonStock		Equity
PLUS	ePlus Inc COM USD.01	CommonStock		Equity
PLW	Invesco 1-30 Laddered Treasury ETF ETF	ExchangeTradedFund		ETF
PLX	Protalix BioTherapeutics Inc Common Stock	CommonStock		Equity
PLXP	PLx Pharma Inc COM USD0.001	CommonStock		Equity
PLXS	Plexus Corp COM USD.01	CommonStock		Equity
PLYA	Playa Hotels & Resorts N.V. ORD USD.01	CommonStock		Equity
PLYM	Plymouth Industrial REIT, Inc. Common Stock	CommonStock		Equity
PLYMpA	Plymouth Industrial REIT, Inc. 7.50% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
PM	Philip Morris International Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
PMAR	Innovator S&P 500 Power Buffer ETF -March ETF	ExchangeTradedFund		ETF
PMAY	INNOVATOR S&P 500 POWER BUFFER ETF - MAY ETF	ExchangeTradedFund		ETF
PMBC	Pacific Mercantile Bancorp COM NPV	CommonStock		Equity
PMD	Psychemedics Corp COM USD.005	CommonStock		Equity
PME	Pingtan Marine Enterprise Ltd ORD SHRS	CommonStock		Equity
PMF	PIMCO Municipal Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PMGM	Priveterra Acquisition Corp COM CL A	CommonStock		Equity
PMGMU	Priveterra Acquisition Corp UNITS	Unit		Equity
PMGMW	Priveterra Acquisition Corp WT EXP 022828	Warrant		Equity
PML	PIMCO Municipal Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
PMM	Putnam Managed Municipal Income Trust Shares of Beneficial Interest	CommonStock		Equity
PMO	Putnam Municipal Opportunities Trust Common Shares of Beneficial Interest	CommonStock		Equity
PMT	PennyMac Mortgage Investment Trust Common Shares of Beneficial Interest	CommonStock		Equity
PMTpA	PennyMac Mortgage Investment Trust 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PMTpB	PennyMac Mortgage Investment Trust 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
PMVC	PMV Consumer Acquisition Corp. Class A Common Stock	CommonStock		Equity
PMVC.U	PMV Consumer Acquisition Corp. Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
PMVC.WS	PMV Consumer Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
PMVP	PMV Pharmaceuticals Inc COM USD.00001	CommonStock		Equity
PMX	PIMCO Municipal Income Fund III Common Shares of Beneficial Interest	CommonStock		Equity
PNBK	Patriot National Bancorp Inc COM USD2	CommonStock		Equity
PNC	The PNC Financial Services Group, Inc. Common Stock	CommonStock		Equity
PNCpP	The PNC Financial Services Group, Inc. Depository Shares each representing a 1/4000 interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series P	PreferredStock	Preferred Class	Equity
PNF	PIMCO New York Municipal Income Fund Common Shares of Benificial Interest	CommonStock		Equity
PNFP	Pinnacle Financial Partners Inc COM USD1.	CommonStock		Equity
PNFPP	Pinnacle Financial Partners Inc PFD B	PreferredStock		Equity
PNI	PIMCO New York Municipal Income Fund II Common Shares of Beneficial Interest	CommonStock		Equity
PNM	PNM Resources, Inc. Common Stock	CommonStock		Equity
PNNT	PennantPark Investment Corp COM	CommonStock		Equity
PNNTG	PennantPark Investment Corp 5.5 Notes 2024 ETN	Unknown		Equity
PNOV	Innovator S&P 500 Power Buffer ETF - November ETF	ExchangeTradedFund		ETF
PNQI	Invesco Exchange-Traded Fund Trust Invesco Nasdaq Internet ETF ETF	ExchangeTradedFund		ETF
PNR	Pentair plc Ordinary Shares	CommonStock		Equity
PNRG	Primeenergy Resources Corp COM USD.1	CommonStock		Equity
PNTG	Pennant Group Inc (The) COM	CommonStock		Equity
PNTM	Pontem Corporation Class A Ordinary Shares	CommonStock		Equity
PNTM.U	Pontem Corporation Units, each consisting of one Class A ordinary share, and one-third of one redeemable warrant	Unit	Units	Equity
PNTM.WS	Pontem Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PNW	Pinnacle West Capital Corporation Common Stock	CommonStock		Equity
POAI	Predictive Oncology Inc COM USD.01	CommonStock		Equity
POCT	Innovator ETFs Trust - Innovator S&P 500 Power Buffer ETF - October ETF	ExchangeTradedFund		ETF
PODD	Insulet Corp COM USD.001	CommonStock		Equity
POLA	Polar Power Inc COM USD.0001	CommonStock		Equity
POLY	Plantronics, Inc. Common Stock	CommonStock		Equity
POND.U	Angel Pond Holdings Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
POOL	Pool Corp COM USD.001	CommonStock		Equity
POR	Portland General Electric Company Common Stock	CommonStock		Equity
POSH	Poshmark Inc COM CL A USD.0001	CommonStock		Equity
POST	Post Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
POTX	Global X Cannabis Etf ETF	ExchangeTradedFund		ETF
POW	Powered Brands COM CL A	CommonStock		Equity
POWI	Power Integrations Inc COM USD.001	CommonStock		Equity
POWL	Powell Industries Inc COM USD.01	CommonStock		Equity
POWRU	Powered Brands UNITS	Unit		Equity
POWRW	Powered Brands WT EXP 010725	Warrant		Equity
POWW	AMMO Inc COM NPV	CommonStock		Equity
POWWP	AMMO Inc 8.75% PFD SER A	PreferredStock		Equity
PPA	Invesco Exchange-Traded Fund Trust Invesco Aerospace & Defense ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
PPBI	Pacific Premier Bancorp Inc COM USD8	CommonStock		Equity
PPBT	Purple Biotech Ltd ADR	AdrCommon		Equity
PPC	Pilgrim's Pride Corp COM USD.01	CommonStock		Equity
PPD	PPD Inc COM	CommonStock		Equity
PPG	PPG Industries, Inc. Common Stock	CommonStock		Equity
PPGH	Poema Global Holdings Corp COM CL A	CommonStock		Equity
PPGHU	Poema Global Holdings Corp UNIT	Unit		Equity
PPGHW	Poema Global Holdings Corp WT EX	Warrant		Equity
PPH	VanEck Vectors Pharmaceutical ETF ETF	ExchangeTradedFund		ETF
PPIH	Perma-Pipe International Holdings Inc COM USD.01	CommonStock		Equity
PPL	PPL Corporation Common Stock	CommonStock		Equity
PPLT	Aberdeen Standard Platinum ETF Trust Aberdeen Standard Physical Platinum Shares ETF	ExchangeTradedVehicle		ETF
PPSI	Pioneer Power Solutions Inc COM USD0.001	CommonStock		Equity
PPT	Putnam Premier Income Trust Shares of Beneficial Interest	CommonStock		Equity
PPTA	Perpetua Resources Corp COM NPV	CommonStock		Equity
PPTY	ETF Series Solutions PPTY U.S. Diversified Real Estate ETF	ExchangeTradedFund		ETF
PPX	PPL Corporation 2013 Series B Junior Subordinated Notes due 2073	StructuredProduct		Equity
PQDI	Principal Exchange-Traded Funds Principal Spectrum Tax-Advantaged Dividend Active ETF	ExchangeTradedFund		ETF
PQG	PQ Group Holdings Inc. Common stock, par value $0.01 per share	CommonStock		Equity
PQIN	PGIM ETF Trust PGIM QMA Strategic Alpha International Equity ETF	ExchangeTradedFund		ETF
PQLC	PGIM ETF Trust PGIM QMA Strategic Alpha Large-Cap Core ETF	ExchangeTradedFund		ETF
PQSG	PGIM ETF Trust PGIM QMA Strategic Alpha Small-Cap Growth ETF	ExchangeTradedFund		ETF
PQSV	PGIM ETF Trust PGIM QMA Strategic Alpha Small-Cap Value ETF	ExchangeTradedFund		ETF
PRA	ProAssurance Corporation Common Stock	CommonStock		Equity
PRAA	PRA Group Inc COM USD.001	CommonStock		Equity
PRAH	PRA Health Sciences Inc COM USD.01	CommonStock		Equity
PRAX	Praxis Precision Medicines Inc COM USD.0001	CommonStock		Equity
PRCH	Porch Group Inc COM	CommonStock		Equity
PRDO	Perdoceo Education Corp COM USD.01	CommonStock		Equity
PREF	Principal Exchange-Traded Funds Principal Spectrum Preferred Securities Active ETF	ExchangeTradedFund		Equity
PREpJ	PartnerRe Ltd. 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J	PreferredStock	Preferred Class	Equity
PRF	Invesco Exchange-Traded Fund Trust Invesco FTSE RAFI US 1000 ETF	ExchangeTradedFund		ETF
PRFT	Perficient Inc COM USD.001	CommonStock		Equity
PRFX	Painreform Ltd COM	CommonStock		Equity
PRFZ	Invesco FTSE RAFI US 1500 Small-Mid ETF US 1500 SMALL-MID	ExchangeTradedFund		ETF
PRG	PROG Holdings, Inc. Common Stock	CommonStock		Equity
PRGO	Perrigo Company plc Oridinary Shares	CommonStock		Equity
PRGS	Progress Software Corp COM USD.01	CommonStock		Equity
PRI	Primerica, Inc. Common Stock	CommonStock		Equity
PRIFpA	Priority Income Fund, Inc. 6.375% Series A Term Preferred Stock due 2025, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PRIFpD	Priority Income Fund, Inc. 7.00% Series D Term Preferred Stock due 2029	PreferredStock	Preferred Class	Equity
PRIFpE	Priority Income Fund, Inc. 6.375% Series E Preferred Stock Due 2024	PreferredStock	Preferred Class	Equity
PRIFpF	Priority Income Fund, Inc. 6.625% Series F Term Preferred Stock due 2027	PreferredStock	Preferred Class	Equity
PRIFpG	Priority Income Fund, Inc. 6.25% Series G Preferred Stock Due 2026	PreferredStock	Preferred Class	Equity
PRIFpH	Priority Income Fund, Inc. 6.00% Series H Term Preferred Stock due 2026	PreferredStock	Preferred Class	Equity
PRIFpI	Priority Income Fund, Inc. 6.125% Series I Term Preferred Stock due 2028	PreferredStock	Preferred Class	Equity
PRIM	Primoris Services Corp COM USD.0001	CommonStock		Equity
PRK	Park National Corporation Common Stock	CommonStock		Equity
PRLB	Proto Labs, Inc. Common Stock	CommonStock		Equity
PRLD	Prelude Therapeutics Inc COM	CommonStock		Equity
PRMW	Primo Water Corporation Common Shares	CommonStock		Equity
PRN	Invesco DWA Industrials Momentum ETF INDSTLS SECT	ExchangeTradedFund		ETF
PRNT	ARK 3D Printing ETF ETF	ExchangeTradedFund		ETF
PRO	PROS Holdings, Inc. Common Stock	CommonStock		Equity
PROF	Profound Medical Corp COM	CommonStock		Equity
PROG	Progenity Inc COM	CommonStock		Equity
PROS	ProSight Global, Inc. Common stock	CommonStock		Equity
PROV	Provident Financial Holdings Inc COM USD.01	CommonStock		Equity
PRPB	CC Neuberger Principal Holdings II Class A Ordinary Shares	CommonStock		Equity
PRPB.U	CC Neuberger Principal Holdings II Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
PRPB.WS	CC Neuberger Principal Holdings II Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
PRPC	CC Neuberger Principal Holdings III Class A Ordinary Shares	CommonStock		Equity
PRPC.U	CC Neuberger Principal Holdings III Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
PRPC.WS	CC Neuberger Principal Holdings III Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PRPH	ProPhase Labs Inc COM USD.001	CommonStock		Equity
PRPL	Purple Innovation Inc COM CL A USD.0001	CommonStock		Equity
PRPO	Precipio Inc COM USD.01	CommonStock		Equity
PRQR	ProQR Therapeutics NV ORD EUR	CommonStock		Equity
PRS	Prudential Financial, Inc. 5.625% Junior Subordinated Notes due 2058	StructuredProduct		Equity
PRSR	Prospector Capital Corp COM CL A	CommonStock		Equity
PRSRU	Prospector Capital Corp UNIT	Unit		Equity
PRSRW	Prospector Capital Corp WT EX	Warrant		Equity
PRT	PermRock Royalty Trust Trust Units representing beneficial interests in the Trust	CommonStock		Equity
PRTA	Prothena Corp Plc ORD NPV	CommonStock		Equity
PRTC	PureTech Health PLC ADR	AdrCommon		Equity
PRTG	Portage Biotech Inc COM	CommonStock		Equity
PRTH	Priority Technology Holdings Inc COM	CommonStock		Equity
PRTK	Paratek Pharmaceuticals Inc COM USD.001	CommonStock		Equity
PRTS	CarParts.com Inc COM USD.001	CommonStock		Equity
PRTY	Party City Holdco Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
PRU	Prudential Financial, Inc. Common Stock	CommonStock		Equity
PRVA	Privia Health Group Inc COM	CommonStock		Equity
PRVB	Provention Bio Inc COM USD 0.0001	CommonStock		Equity
PSA	Public Storage Common Stock	CommonStock		Equity
PSAC	Property Solutions Acquisition Corp COM	CommonStock		Equity
PSACU	Property Solutions Acquisition Corp UNITS	Unit		Equity
PSACW	Property Solutions Acquisition Corp WT EXP 033027	Warrant		Equity
PSAG	Property Solutions Acquisition Corp II COM CL A	CommonStock		Equity
PSAGU	Property Solutions Acquisition Corp II UNITS	Unit		Equity
PSAGW	Property Solutions Acquisition Corp II WT EXP 030126	Warrant		Equity
PSApC	Public Storage Depositary Shares Each Representing 1/1000 of a 5.125% Cumulative Preferred Share of Beneficial Interest, Series C	PreferredStock	Preferred Class	Equity
PSApD	Public Storage Depositary Shares Each Representing 1/1000 of a 4.95% Cumulative Preferred Share of Beneficial Interest, Series D	PreferredStock	Preferred Class	Equity
PSApE	Public Storage Depositary Shares Each Representing 1/1000 of a 4.90% Cumulative Preferred Share of Beneficial Interest, Series E	PreferredStock	Preferred Class	Equity
PSApF	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.15% Cumulative Preferred Share of Beneficial Interest, Series F, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApG	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.05% Cumulative Preferred Share of Beneficial Interest, Series G, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApH	Public Storage Depositary Shares Each Representing 1/1000 of a 5.60% Cumulative Preferred Share of Beneficial Interest, Series H	PreferredStock	Preferred Class	Equity
PSApI	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.875% Cumulative Preferred Share of Beneficial Interest, Series I, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApJ	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.700% Cumulative Preferred Share of Beneficial Interest, Series J, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApK	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.75% Cumulative Preferred Share of Beneficial Interest, Series K	PreferredStock	Preferred Class	Equity
PSApL	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.625% Cumulative Preferred Share of Beneficial Interest, Series L, par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSApM	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.125% Cumulative Preferred Share of Beneficial Interest, Series M	PreferredStock	Preferred Class	Equity
PSApN	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.875% Cumulative Preferred Share of Beneficial Interest, Series N	PreferredStock	Preferred Class	Equity
PSApO	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.900% Cumulative Preferred Share of Beneficial Interest, Series O	PreferredStock	Preferred Class	Equity
PSApP	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.000% Cumulative Preferred Share of Benecial Interest, Series P	PreferredStock	Preferred Class	Equity
PSB	PS Business Parks, Inc. Common Stock	CommonStock		Equity
PSBpW	PS Business Parks, Inc. Depositary Shares Each Representing 1/1000 of a Share of 5.20% Cumulative Preferred Stock, Series W	PreferredStock	Preferred Class	Equity
PSBpX	PS Business Parks, Inc. Depositary Shares Each Representing 1/1,000 of a Share of 5.25% Cumulative Preferred Stock, Series X, par value $.01 per share	PreferredStock	Preferred Class	Equity
PSBpY	PS Business Parks, Inc. Depositary Shares Each Representing 1/1,000 of a Share of 5.20% Cumulative Preferred Stock, Series Y, par value $.01 per share,	PreferredStock	Preferred Class	Equity
PSBpZ	PS Business Parks, Inc. Depositary Shares Each Representing 1/1000 of a Share of 4.875% Cumulative Preferred Stock, Series Z , par value $0.01 per share	PreferredStock	Preferred Class	Equity
PSC	Principal U.S. Small-Cap Multi-Factor ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
PSCC	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Consumer Staples ETF ETF	ExchangeTradedFund		ETF
PSCD	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Consumer Discretionary ETF ETF	ExchangeTradedFund		ETF
PSCE	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Energy ETF ETF	ExchangeTradedFund		ETF
PSCF	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Financials ETF ETF	ExchangeTradedFund		ETF
PSCH	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Health Care ETF ETF	ExchangeTradedFund		ETF
PSCI	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Industrials ETF ETF	ExchangeTradedFund		ETF
PSCM	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Materials ETF ETF	ExchangeTradedFund		ETF
PSCT	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Information Technology ETF ETF	ExchangeTradedFund		ETF
PSCU	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Utilities & Communication Services ETF ETF	ExchangeTradedFund		ETF
PSCW	Pacer Swan SOS Conservative (April) ETF ETF	ExchangeTradedFund		Equity
PSCX	Pacer Swan SOS Conservative (December) ETF ETF	ExchangeTradedFund		Equity
PSEC	Prospect Capital Corp COM USD.001	CommonStock		Equity
PSEP	Innovator ETFs Trust - Innovator S&P 500 Power Buffer ETF - September ETF	ExchangeTradedFund		ETF
PSET	Principal Exchange-Traded Funds Principal Quality ETF ETF	ExchangeTradedFund		ETF
PSF	Cohen & Steers Select Preferred and Income Fund, Inc. Common Shares, $.001 par value	CommonStock		Equity
PSFD	Pacer Swan SOS Flex (December) ETF ETF	ExchangeTradedFund		Equity
PSFE	Paysafe Limited Common Shares	CommonStock		Equity
PSFE.WS	Paysafe Limited Warrants, exercisable for one Common Share of Paysafe Limited at a price of $11.50 per share	Warrant	Warrants	Equity
PSFF	Pacer Swan SOS Flex (December) ETF ETF	ExchangeTradedFund		Equity
PSFM	Pacer Swan SOS Flex (April) ETF ETF	ExchangeTradedFund		Equity
PSHG	Performance Shippping Inc COM USD.01	CommonStock		Equity
PSI	Invesco Exchange-Traded Fund Trust Invesco Dynamic Semiconductors ETF	ExchangeTradedFund		ETF
PSJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Software ETF	ExchangeTradedFund		ETF
PSK	SPDR Series Trust SPDR ICE Preferred Securities ETF	ExchangeTradedFund		Equity
PSL	Invesco Exchange-Traded Fund Trust Invesco DWA Consumer Staples Momentum ETF CONSM STPLS	ExchangeTradedFund		ETF
PSLV	Sprott Physical Silver Trust Units	ExchangeTradedVehicle		ETF
PSMB	Invesco Balanced Multi-Asset Allocation ETF ETF	ExchangeTradedFund		ETF
PSMC	Invesco Conservative Multi-Asset Allocation ETF ETF	ExchangeTradedFund		ETF
PSMD	Pacer Swan SOS Moderate (December) ETF ETF	ExchangeTradedFund		Equity
PSMG	Invesco Growth Multi-Asset Allocation ETF ETF	ExchangeTradedFund		ETF
PSMM	Invesco Moderately Conservative Multi-Asset Allocation ETF ETF	ExchangeTradedFund		ETF
PSMR	Pacer Swan SOS Moderate (April) ETF ETF	ExchangeTradedFund		Equity
PSMT	PriceSmart Inc COM USD.0001	CommonStock		Equity
PSN	Parsons Corporation Common Stock	CommonStock		Equity
PSNL	Personalis Inc COM	CommonStock		Equity
PSO	Pearson Plc American Depositary Shares(Each representing One Ordinary Share)	AdrCommon		Equity
PSP	Invesco Exchange-Traded Fund Trust Invesco Global Listed Private Equity ETF	ExchangeTradedFund		ETF
PSPC.U	Post Holdings Partnering Corporation Units, each consisting of one share of Series A common stock, and one-third of one redeemable warrant	Unit	Units	Equity
PSQ	ProShares Trust ProShares Short QQQ	ExchangeTradedFund		ETF
PSR	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Active U.S. Real Estate ETF	ExchangeTradedFund		ETF
PST	ProShares Trust ProShares UltraShort 7-10 Year Treasury	ExchangeTradedFund		ETF
PSTG	Pure Storage, Inc. Class A common stock	CommonStock		Equity
PSTH	Pershing Square Tontine Holdings, Ltd. Class A Common Stock	CommonStock		Equity
PSTH.WS	Pershing Square Tontine Holdings, Ltd. Warrants, exercisable for one share of Class A Common Stock for $23.00 per share	Warrant	Warrants	Equity
PSTI	Pluristem Therapeutics Inc COM	CommonStock		Equity
PSTL	Postal Realty Trust, Inc. Class A Common Stock	CommonStock		Equity
PSTV	Plus Therapeutics Inc SHS	CommonStock		Equity
PSTX	Poseida Therapeutics Inc COM	CommonStock		Equity
PSX	Phillips 66 Common Stock	CommonStock		Equity
PSXP	Phillips 66 Partners LP Common units representing limited partner interests	CommonStock		Equity
PSY	ETF Series Solutions Defiance Next Gen Altered Experience ETF	ExchangeTradedFund		Equity
PT	Pintec Technology Holdings Ltd ADR	AdrCommon		Equity
PTA	Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
PTBD	Pacer Funds Trust Pacer Trendpilot US Bond ETF	ExchangeTradedFund		ETF
PTC	PTC Inc COM USD.01	CommonStock		Equity
PTCT	PTC Therapeutics Inc COM USD.001	CommonStock		Equity
PTE	PolarityTE Inc COM USD.001	CommonStock		Equity
PTEN	Patterson-UTI Energy Inc COM USD.01	CommonStock		Equity
PTEU	Pacer Trendpilot European Index ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
PTF	Invesco Exchange-Traded Fund Trust Invesco DWA Technology Momentum ETF TECH SECTR	ExchangeTradedFund		ETF
PTGX	Protagonist Therapeutics Inc COM USD.00001	CommonStock		Equity
PTH	Invesco Exchange-Traded Fund Trust Invesco DWA Healthcare Momentum ETF HEALTHCR SECT	ExchangeTradedFund		ETF
PTIC	PropTech Investment Corporation II CL A	CommonStock		Equity
PTICU	PropTech Investment Corporation II UNITS	Unit		Equity
PTICW	PropTech Investment Corporation II WT EX 120827	Warrant		Equity
PTIN	Pacer Funds Trust Pacer Trendpilot International ETF	ExchangeTradedFund		ETF
PTIX	Protagenic Therapeutics Inc COM USD.01	CommonStock		Equity
PTIXW	Protagenic Therapeutics Inc WT EXP 041325	Warrant		Equity
PTK	PTK Acquisition Corp. Common Stock	CommonStock		Equity
PTK.U	PTK Acquisition Corp. Units, each consisting of one share of Common Stock, and one Warrant to acquire one half (1/2) of one share of Common Stock	Unit	Units	Equity
PTK.WS	PTK Acquisition Corp. Warrants, each whole warrant exercisable for one half (1/2) of a share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
PTLC	Pacer Trendpilot US Large Cap ETF ETF	ExchangeTradedFund		ETF
PTMC	Pacer Trendpilot US Mid Cap ETF ETF	ExchangeTradedFund		ETF
PTMN	Portman Ridge Finance Corp COM USD.01	CommonStock		Equity
PTN	Palatin Technologies, Inc. Common Stock Par Value $.01	CommonStock		Equity
PTNQ	Pacer Trendpilot 100 ETF ETF	ExchangeTradedFund		ETF
PTNR	Partner Communications Co Ltd ADR	AdrCommon		Equity
PTOC	Pine Technology Acquisition Corp COM CL A	CommonStock		Equity
PTOCU	Pine Technology Acquisition Corp UNITS	Unit		Equity
PTOCW	Pine Technology Acquisition Corp WT EXP 033128	Warrant		Equity
PTON	Peloton Interactive Inc COM CL A USD0.000025	CommonStock		Equity
PTPI	Petros Pharmaceuticals Inc COM	CommonStock		Equity
PTRA	Proterra Inc COM	CommonStock		Equity
PTRAW	Proterra Inc WT EXP 092227	Warrant		Equity
PTRS	Partners Bancorp COM	CommonStock		Equity
PTSI	P.A.M. Transportation Services Inc COM USD.01	CommonStock		Equity
PTVE	Pactiv Evergreen Inc COM	CommonStock		Equity
PTY	PIMCO Corporate & Income Opportunity Fund Common Shares of Beneficial Interest	CommonStock		Equity
PUBM	PubMatic Inc COM CL A	CommonStock		Equity
PUCK	Goal Acquisitions Corp COM	CommonStock		Equity
PUCKU	Goal Acquisitions Corp UNITS	Unit		Equity
PUCKW	Goal Acquisitions Corp WTS	Warrant		Equity
PUI	Invesco Exchange-Traded Fund Trust Invesco DWA Utilities Momentum ETF DYN UTIL PORTF	ExchangeTradedFund		ETF
PUK	Prudential plc American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon		Equity
PUKp	Prudential plc 6.75% Perpetual Subordinated Capital Securities (Exchangeable at the Issuer's Option into Non-cumulative Dollar Denominated Preference Shares)	StructuredProduct	Preferred	Equity
PUKpA	Prudential plc 6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	StructuredProduct	Preferred Class	Equity
PULM	Pulmatrix Inc COM NPV	CommonStock		Equity
PULS	PGIM ETF Trust PGIM Ultra Short Bond ETF	ExchangeTradedFund		ETF
PUMP	ProPetro Holding Corp. Common Stock, par value $0.001 per share	CommonStock		Equity
PUTW	WisdomTree Trust WisdomTree CBOE S&P 500 PutWrite Strategy Fund	ExchangeTradedFund		ETF
PUYI	Puyi Inc ADS	AdrCommon		Equity
PV	Primavera Capital Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
PV.U	Primavera Capital Acquisition Corporation Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
PV.WS	Primavera Capital Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
PVAC	Penn Virginia Corp COM	CommonStock		Equity
PVAL	Putnam ETF Trust Putnam Focused Large Cap Value ETF	ExchangeTradedFund		Equity
PVBC	Provident Bancorp Inc COM	CommonStock		Equity
PVG	Pretium Resources Inc. Common Shares, without par value	CommonStock		Equity
PVH	PVH Corp. Common Stock	CommonStock		Equity
PVI	Invesco Exchange-Traded Fund Trust II Invesco VRDO Tax-Free ETF	ExchangeTradedFund		Equity
PVL	Permianville Royalty Trust Trust Units representing beneficial interests in the trust	CommonStock		Equity
PW	Power REIT Common Shares of Beneficial Interest	CommonStock		Equity
PWB	Invesco Exchange-Traded Fund Trust Invesco Dynamic Large Cap Growth ETF	ExchangeTradedFund		ETF
PWC	Invesco Exchange-Traded Fund Trust Invesco Dynamic Market ETF	ExchangeTradedFund		ETF
PWFL	PowerFleet Inc COM USD.01	CommonStock		Equity
PWOD	Penns Woods Bancorp Inc COM USD10.	CommonStock		Equity
PWR	Quanta Services, Inc. Common Stock	CommonStock		Equity
PWS	Pacer Funds Trust - Pacer Wealth Shield ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
PWV	Invesco Exchange-Traded Fund Trust Invesco Dynamic Large Cap Value ETF	ExchangeTradedFund		ETF
PWZ	Invesco Exchange-Traded Fund Trust II Invesco California AMT-Free Municipal Bond ETF	ExchangeTradedFund		ETF
PWpA	Power REIT 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25.00 per Share	PreferredStock	Preferred Class	Equity
PXD	Pioneer Natural Resources Company Common Stock	CommonStock		Equity
PXE	Invesco Exchange-Traded Fund Trust Invesco Dynamic Energy Exploration & Production ETF	ExchangeTradedFund		ETF
PXF	Invesco Exchange-Traded Fund Trust II Invesco FTSE RAFI Developed Markets ex-U.S. ETF	ExchangeTradedFund		ETF
PXH	Invesco Exchange-Traded Fund Trust II Invesco FTSE RAFI Emerging Markets ETF	ExchangeTradedFund		ETF
PXI	Invesco Exchange-Traded Fund Trust Invesco DWA Energy Momentum ETF ENERGY SECT	ExchangeTradedFund		ETF
PXJ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Oil & Gas Services ETF	ExchangeTradedFund		ETF
PXLW	Pixelworks Inc COM USD.001	CommonStock		Equity
PXQ	Invesco Exchange-Traded Fund Trust Invesco Dynamic Networking ETF	ExchangeTradedFund		ETF
PXS	Pyxis Tankers Inc COM USD.001	CommonStock		Equity
PXSAP	Pyxis Tankers Inc 8.25% CUM PPFD A	PreferredStock		Equity
PXSAW	Pyxis Tankers Inc WT EXP 091525	Warrant		Equity
PXUS	PRINCIPAL INTERNATIONAL ADAPTIVE MULTI-FACTOR ETF ETF	ExchangeTradedFund		Equity
PY	Principal Exchange-Traded Funds Principal Value ETF ETF	ExchangeTradedFund		ETF
PYN	PIMCO New York Municipal Income Fund III Common Shares of Beneficial Interest	CommonStock		Equity
PYPD	PolyPid Ltd COM NPV	CommonStock		Equity
PYPE	UBS AG ETRACS NYSE Pickens Core Midstream Index ETN due August 20, 2048	ExchangeTradedNote		Equity
PYPL	PayPal Holdings Inc COM USD.0001	CommonStock		Equity
PYR	PyroGenesis Canada Inc COM NPV	CommonStock		Equity
PYS	Merrill Lynch Depositor, Inc. PPLUS Class A 6.30% Callable Trust Certificates, Series RRD-1 (Issued by R.R. Donnelley & Sons Company)	StructuredProduct		Equity
PYT	Merrill Lynch Depositor, Inc. PPLUS Floating Rate Callable Trust Certificates, Series GSC-2 (Issued by Goldman Sachs Capital I)	StructuredProduct		Equity
PYZ	Invesco Exchange-Traded Fund Trust Invesco DWA Basic Materials Momentum ETF BASIC MATRL	ExchangeTradedFund		ETF
PZA	Invesco Exchange-Traded Fund Trust II Invesco National AMT-Free Municipal Bond ETF	ExchangeTradedFund		ETF
PZC	PIMCO California Municipal Income Fund III Common Shares of Beneficial Interest	CommonStock		Equity
PZG	Paramount Gold Nevada Corp. Common Stock $0.01 par value	CommonStock		Equity
PZN	Pzena Investment Management, Inc. Class A Common Stock	CommonStock		Equity
PZT	Invesco Exchange-Traded Fund Trust II Invesco New York AMT-Free Municipal Bond ETF	ExchangeTradedFund		ETF
PZZA	Papa John's International Inc COM USD.01	CommonStock		Equity
QABA	First Trust NASDAQ ABA Community Bank Index Fund ETF	ExchangeTradedFund		ETF
QADA	QAD Inc CL A COM NPV	CommonStock		Equity
QADB	QAD Inc CL B COM USD.001	CommonStock		Equity
QAI	IndexIQ ETF Trust IQ Hedge Multi-Strategy Tracker ETF, Shares of Beneficial Interest, no par value	ExchangeTradedFund		ETF
QARP	DBX ETF Trust Xtrackers Russell 1000 US Quality at a Reasonable Price ETF	ExchangeTradedFund		ETF
QAT	iShares Trust - iShares MSCI Qatar Capped ETF ETF	ExchangeTradedFund		ETF
QCLN	First Trust NASDAQ Clean Edge Green Energy Index ETF CLEAN EDGE LIQUID	ExchangeTradedFund		ETF
QCOM	QUALCOMM Inc. COM USD.0001	CommonStock		Equity
QCON	American Century Quality Convertible Securities ETF ETF	ExchangeTradedFund		Equity
QCRH	QCR Holdings Inc COM USD1	CommonStock		Equity
QD	Qudian Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
QDEC	Ft Cboe Vest Growth-100 Buffer ETF ETF	ExchangeTradedFund		Equity
QDEF	FlexShares Trust FlexShares Quality Dividend Defensive Index Fund	ExchangeTradedFund		ETF
QDEL	Quidel Corp COM NPV	CommonStock		Equity
QDF	FlexShares Trust FlexShares Quality Dividend Index Fund	ExchangeTradedFund		ETF
QDIV	Global X Funds Global X S&P 500 Quality Dividend ETF	ExchangeTradedFund		ETF
QDYN	FlexShares Trust FlexShares Quality Dividend Dynamic Index Fund	ExchangeTradedFund		ETF
QED	IndexIQ ETF Trust IQ Hedge Event-Driven Tracker ETF	ExchangeTradedFund		ETF
QEFA	SPDR Index Shares Funds SPDR MSCI EAFE StrategicFactors ETF	ExchangeTradedFund		ETF
QELL	Qell Acquisition Corp COM CL A	CommonStock		Equity
QELLU	Qell Acquisition Corp UNITS	Unit		Equity
QELLW	Qell Acquisition Corp WT EXP 100125	Warrant		Equity
QEMM	SPDR Index Shares Funds SPDR MSCI Emerging Markets StrategicFactors ETF	ExchangeTradedFund		ETF
QFIN	360 Digitech Inc ADS	AdrCommon		Equity
QFTA	Quantum FinTech Acquisition Corporation Common Stock	CommonStock		Equity
QFTA.U	Quantum FinTech Acquisition Corporation Units, each consisting of one share of Common Stock and one Warrant	Unit	Units	Equity
QFTA.WS	Quantum FinTech Acquisition Corporation Warrants, each warrant exercisable for one-half of one share of Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
QGEN	QIAGEN N.V. Common Shares	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
QGRO	American Century ETF Trust American Century STOXX U.S. Quality Growth ETF	ExchangeTradedFund		ETF
QH	Quhuo Ltd ADR	AdrCommon		Equity
QID	ProShares Trust ProShares UltraShort QQQ	ExchangeTradedFund		Equity
QINT	American Century ETF Trust American Century Quality Diversified International ETF	ExchangeTradedFund		ETF
QIPT	Quipt Home Medical Corp COM	CommonStock		Equity
QIWI	QIWI plc SPON ADR	AdrCommon		Equity
QJUN	FT Cboe Vest Growth 100 Buffer ETF June ETF	ExchangeTradedFund		Equity
QK	Q&K International Group Ltd ADS	AdrCommon		Equity
QLC	FlexShares US Quality Large Cap Index Fund	ExchangeTradedFund		ETF
QLD	ProShares Trust ProShares Ultra QQQ	ExchangeTradedFund		ETF
QLGN	Qualigen Therapeutics Inc COM USD.001	CommonStock		Equity
QLI	Qilian International Holding Group Ltd COM	CommonStock		Equity
QLS	IndexIQ ETF Trust IQ Hedge Long/Short Tracker ETF	ExchangeTradedFund		ETF
QLTA	iShares Trust iShares Aaa - A Rated Corporate Bond ETF	ExchangeTradedFund		ETF
QLV	FlexShares Trust FlexShares US Quality Low Volatility Index Fund	ExchangeTradedFund		ETF
QLVD	FlexShares Trust FlexShares Developed Markets ex-US Quality Low Volatility Index Fund	ExchangeTradedFund		ETF
QLVE	FlexShares Trust FlexShares Emerging Markets Quality Low Volatility Index Fund	ExchangeTradedFund		ETF
QLYS	Qualys Inc COM USD0.001	CommonStock		Equity
QMAR	FT CBOE Vest Growth-100 Buffer ETF ETF	ExchangeTradedFund		Equity
QMCO	Quantum Corp COM DSSG	CommonStock		Equity
QMJ	Direxion Shares ETF Trust Direxion S&P 500 High minus Low Quality ETF	ExchangeTradedFund		ETF
QMN	IndexIQ ETF Trust IQ Hedge Market Neutral Tracker ETF	ExchangeTradedFund		ETF
QMOM	Alpha Architect U.S. Quantitative Momentum ETF ETF	ExchangeTradedFund		ETF
QNST	QuinStreet Inc COM USD.001	CommonStock		Equity
QPFF	American Century Quality Preferred ETF ETF	ExchangeTradedFund		Equity
QPT	AdvisorShares Trust AdvisorShares Q Portfolio Blended Allocation ETF	ExchangeTradedFund		ETF
QPX	AdvisorShares Trust AdvisorShares Q Dynamic Growth ETF	ExchangeTradedFund		ETF
QQC	Simplify Nasdaq 100 PLUS Convexity ETF ETF	ExchangeTradedFund		Equity
QQD	Simplify Nasdaq 100 PLUS Downside Convexity ETF ETF	ExchangeTradedFund		Equity
QQEW	First Trust NASDAQ-100 Equal Weighted Index Fund SHS	ExchangeTradedFund		ETF
QQH	Northern Lights Fund Trust III HCM Defender 100 Index ETF	ExchangeTradedFund		ETF
QQQ	Invesco QQQ Trust Series 1 UNIT SER 1	ExchangeTradedFund		ETF
QQQA	Proshares Nasdaq-100 Dorsey Wright Momentum ETF ETF	ExchangeTradedFund		Equity
QQQE	Direxion Shares ETF Trust Direxion Nasdaq-100 Equal Weighted Index Shares	ExchangeTradedFund		ETF
QQQJ	Invesco NASDAQ Next Gen 100 ETF ETF	ExchangeTradedFund		ETF
QQQM	Invesco NASDAQ 100 ETF ETF	ExchangeTradedFund		ETF
QQQN	VictoryShares Nasdaq Next 50 ETF ETF	ExchangeTradedFund		ETF
QQQX	Nuveen Nasdaq 100 Dynamic Overwrite Fund CLOSED END	Fund		Equity
QQXT	First Trust NASDAQ-100 Ex-Technology Sector Index ETF NASDAQ-100 EX-TECH	ExchangeTradedFund		ETF
QRFT	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap ETF	ExchangeTradedFund		ETF
QRHC	Quest Resource Holding Corp COM USD.001	CommonStock		Equity
QRTEA	Qurate Retail Inc INT COM SER A	CommonStock		Equity
QRTEB	Qurate Retail Inc INT COM SER B	CommonStock		Equity
QRTEP	Qurate Retail Inc 8.0 CUM PFD REDA	PreferredStock		Equity
QRVO	Qorvo Inc COM NPV	CommonStock		Equity
QS	QuantumScape Corporation Class A Common Stock	CommonStock		Equity
QS.WS	QuantumScape Corporation Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
QSI	Quantum-Si Incorporated COM CL A	CommonStock		Equity
QSIAW	Quantum-Si Incorporated WT EXP 061026	Warrant		Equity
QSR	Restaurant Brands International Inc. Common Share	CommonStock		Equity
QSY	WisdomTree Trust WisdomTree U.S. Quality Shareholder Yield Fund	ExchangeTradedFund		ETF
QTAP	Innovator Growth Accelerated Plus ETF ETF	ExchangeTradedFund		Equity
QTEC	First Trust NASDAQ-100 Technology Sector Index Fund SHS	ExchangeTradedFund		ETF
QTNT	Quotient Ltd ORD SHS	CommonStock		Equity
QTRX	Quanterix Corp COM	CommonStock		Equity
QTS	QTS Realty Trust, Inc. Class A Common Stock, $0.01 par value	CommonStock		Equity
QTSpA	QTS Realty Trust, Inc. 7.125% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
QTSpB	QTS Realty Trust, Inc. 6.50% Series B Cumulative Convertible Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
QTT	Qutoutiao Inc ADR	AdrCommon		Equity
QTUM	ETF Series Solutions Defiance Quantum ETF	ExchangeTradedFund		ETF
QTWO	Q2 Holdings, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
QUAD	Quad/Graphics, Inc. Class A Common Stock	CommonStock		Equity
QUAL	iShares MSCI USA Quality Factor ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
QUIK	QuickLogic Corp COM USD.001	CommonStock		Equity
QULL	UBS AG ETRACS 2x Leveraged US Quality Factor TR ETN	ExchangeTradedNote		Equity
QUMU	Qumu Corp COM USD.01	CommonStock		Equity
QUOT	Quotient Technology Inc. Common Stock	CommonStock		Equity
QURE	UniQure NV ORD EUR.01	CommonStock		Equity
QUS	SPDR Series Trust SPDR MSCI USA StrategicFactors ETF	ExchangeTradedFund		ETF
QVAL	Alpha Architect U.S. Quantitative Value ETF ETF	ExchangeTradedFund		ETF
QVCC	QVC, Inc. 6.250% Senior Secured Notes due 2068	StructuredProduct		Equity
QVCD	QVC, Inc. 6.375% Senior Secured Notes due 2067	StructuredProduct		Equity
QWLD	SPDR Index Shares Funds SPDR MSCI World StrategicFactors ETF	ExchangeTradedFund		ETF
QYLD	Global X NASDAQ-100 Covered Call ETF ETF	ExchangeTradedFund		ETF
QYLG	Global X Nasdaq 100 Covered Call & Growth ETF ETF	ExchangeTradedFund		ETF
R	Ryder System, Inc. Common Stock	CommonStock		Equity
RA	Brookfield Real Assets Income Fund Inc. Shares of Common Stock	CommonStock		Equity
RAAC	Revolution Acceleration Acquisition Corp COM CL A	CommonStock		Equity
RAACU	Revolution Acceleration Acquisition Corp UNITS	Unit		Equity
RAACW	Revolution Acceleration Acquisition Corp Warrant	Warrant		Equity
RAAS	Cloopen Group Holding Limited American Depositary Shares, each representing two Class A Ordinary Shares	AdrCommon		Equity
RAAX	VanEck Vectors ETF Trust VanEck Inflation Allocation ETF	ExchangeTradedFund		Equity
RACA	Therapeutics Acquisition Corp CL A	CommonStock		Equity
RACB	Research Alliance Corp II COM CL A	CommonStock		Equity
RACE	Ferrari N.V. Common Shares	CommonStock		Equity
RAD	Rite Aid Corporation Common Stock	CommonStock		Equity
RADA	RADA Electronic Industries Ltd ORD ILS.015	CommonStock		Equity
RADI	Radius Global Infrastructure Inc COM	CommonStock		Equity
RAFE	PIMCO Equity Series PIMCO RAFI ESG U.S. ETF	ExchangeTradedFund		ETF
RAIL	FreightCar America Inc COM USD.01	CommonStock		Equity
RAIN	Rain Therapeutics Inc COM	CommonStock		Equity
RALS	ProShares Trust ProShares RAFI Long/Short	ExchangeTradedFund		ETF
RAMMU	Aries I Acquisition Corp UNITS	Unit		Equity
RAMP	LiveRamp Holdings, Inc. Common Stock	CommonStock		Equity
RAND	Rand Capital Corp COM USD.1	CommonStock		Equity
RAPT	RAPT Therapeutics Inc COM	CommonStock		Equity
RARE	Ultragenyx Pharmaceutical Inc COM USD.001	CommonStock		Equity
RAVE	Rave Restaurant Group Inc COM USD.01	CommonStock		Equity
RAVI	FlexShares Trust FlexShares Ready Access Variable Income Fund	ExchangeTradedFund		ETF
RAVN	Raven Industries Inc COM USD1	CommonStock		Equity
RAYC	The Advisors Inner Circle Fund III Rayliant Quantamental China Equity ETF	ExchangeTradedFund		ETF
RBA	Ritchie Bros. Auctioneers Incorporated Common Stock	CommonStock		Equity
RBAC	RedBall Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
RBAC.U	RedBall Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
RBAC.WS	RedBall Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RBB	RBB Bancorp COM NPV	CommonStock		Equity
RBBN	Ribbon Communications Inc COM USD.001	CommonStock		Equity
RBC	Regal-Beloit Corporation Common Stock	CommonStock		Equity
RBCAA	Republic Bancorp Inc CL A COM NPV	CommonStock		Equity
RBCN	Rubicon Technology Inc COM USD.001	CommonStock		Equity
RBIN	ETF Series Solutions Nationwide Risk-Based International Equity ETF	ExchangeTradedFund		ETF
RBKB	Rhinebeck Bancorp Inc COM	CommonStock		Equity
RBLX	Roblox Corporation Class A Common Stock	CommonStock		Equity
RBNC	Reliant Bancorp Inc COM USD1	CommonStock		Equity
RBND	SPDR Series Trust SPDR Bloomberg SASB Corporate Bond ESG Select ETF	ExchangeTradedFund		ETF
RBUS	ETF Series Solutions Nationwide Risk-Based U.S. Equity ETF	ExchangeTradedFund		ETF
RC	Ready Capital Corporation Common Stock	CommonStock		Equity
RCA	Ready Capital Corporation 7.00% Convertible Senior Notes due 2023	StructuredProduct		Equity
RCAT	Red Cat Holdings Inc COM	CommonStock		Equity
RCB	Ready Capital Corporation 6.20% Senior Notes due 2026	StructuredProduct		Equity
RCC	Ready Capital Corporation 5.75% Senior Notes due 2026	StructuredProduct		Equity
RCD	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Consumer Discretionary ETF	ExchangeTradedFund		ETF
RCEL	AVITA Medical Inc COM	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
RCG	RENN Fund Inc. Common Stock	CommonStock		Equity
RCHG	Recharge Acquisition Corp COM CL A	CommonStock		Equity
RCHGU	Recharge Acquisition Corp UNIT	Unit		Equity
RCHGW	Recharge Acquisition Corp WT EXP 100527	Warrant		Equity
RCI	Rogers Communications Inc. Class B Non-Voting Shares	CommonStock		Equity
RCII	Rent-A-Center Inc COM USD.01	CommonStock		Equity
RCKT	Rocket Pharmaceuticals Inc COM USD.01	CommonStock		Equity
RCKY	Rocky Brands Inc COM NPV	CommonStock		Equity
RCL	Royal Caribbean Group Common Stock	CommonStock		Equity
RCLF	Rosecliff Acquisition Corp I COM CL A	CommonStock		Equity
RCLFU	Rosecliff Acquisition Corp I UNITS	Unit		Equity
RCLFW	Rosecliff Acquisition Corp I WT EXP 021126	Warrant		Equity
RCM	R1 RCM INC COM USD.01	CommonStock		Equity
RCMT	RCM Technologies Inc COM USD.05	CommonStock		Equity
RCON	Recon Technology Ltd ORD CL A USD.01	CommonStock		Equity
RCS	PIMCO Strategic Income Fund, Inc. Common Stock	CommonStock		Equity
RCUS	Arcus Biosciences, Inc. Common Stock	CommonStock		Equity
RCpB	Ready Capital Corporation 8.625% Series B Cumulative Preferred Stock	PreferredStock	Preferred Class	Equity
RCpC	Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
RCpD	Ready Capital Corporation 7.625% Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
RCpE	Ready Capital Corporation 6.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
RDCM	Radcom Ltd ORD NIS.05	CommonStock		Equity
RDFI	Rareview Dynamic Fixed Income ETF ETF	ExchangeTradedFund		ETF
RDFN	Redfin Corp COM 0.001USD	CommonStock		Equity
RDHL	Redhill Biopharma Ltd ADR	AdrCommon		Equity
RDI	Reading International Inc. CL A	CommonStock		Equity
RDIB	Reading International Inc. CL B	CommonStock		Equity
RDIV	Invesco Exchange-Traded Fund Trust II Invesco S&P Ultra Dividend Revenue ETF	ExchangeTradedFund		ETF
RDN	Radian Group Inc. Common Stock	CommonStock		Equity
RDNT	RadNet Inc COM USD.01	CommonStock		Equity
RDOG	ALPS ETF Trust ALPS REIT Dividend Dogs ETF	ExchangeTradedFund		ETF
RDS.A	Royal Dutch Shell plc American Depositary Shares (Each represent two Class A Ordinary Shares)	AdrCommon	Class	Equity
RDS.B	Royal Dutch Shell plc American Depositary Shares (Each represent two Class B Ordinary shares)	AdrCommon	Class	Equity
RDUS	Radius Health Inc COM USD.001	CommonStock		Equity
RDVT	Red Violet Inc COM	CommonStock		Equity
RDVY	First Trust Rising Dividend Achievers ETF ETF	ExchangeTradedFund		ETF
RDWR	Radware Ltd ORD NIS.1	CommonStock		Equity
RDY	Dr. Reddy's Laboratories Limited American Depositary Shares (Each representing one equity share)	AdrCommon		Equity
RE	Everest Re Group, Ltd. Common Stock	CommonStock		Equity
REAL	RealReal Inc (The) COM	CommonStock		Equity
REAX	Real Brokerage Inc (The) COM	CommonStock		Equity
REC	Emles Real Estate Credit ETF ETF	ExchangeTradedFund		ETF
RECS	Columbia ETF Trust I Columbia Research Enhanced Core ETF	ExchangeTradedFund		ETF
REDU	Rise Education Cayman Ltd ADR	AdrCommon		Equity
REED	Reeds Inc COM	CommonStock		Equity
REET	iShares Trust iShares Global REIT ETF	ExchangeTradedFund		ETF
REFR	Research Frontiers Inc COM USD1.25	CommonStock		Equity
REG	Regency Centers Corp. COM USD.01	CommonStock		Equity
REGI	Renewable Energy Group Inc COM USD.0001	CommonStock		Equity
REGL	Proshares Trust - ProShares S&P MidCap 400 Dividend Aristocrats ETF ETF	ExchangeTradedFund		ETF
REGN	Regeneron Pharmaceuticals Inc COM USD.001	CommonStock		Equity
REI	Ring Energy Inc. Common Stock	CommonStock		Equity
REIT	Alps Active REIT ETF ETF	ExchangeTradedFund		Equity
REK	ProShares Trust ProShares Short Real Estate	ExchangeTradedFund		ETF
REKR	Rekor Systems Inc COM	CommonStock		Equity
RELI	Reliance Global Group Inc COM	CommonStock		Equity
RELIW	Reliance Global Group Inc WT A EXP 020126	Warrant		Equity
RELL	Richardson Electronics Ltd COM USD.05	CommonStock		Equity
RELX	RELX PLC American Depositary Shares (Each representing One Ordinary Share)	AdrCommon		Equity
REM	iShares Mortgage Real Estate ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
REML	Credit Suisse AG Credit Suisse X-Links Monthly Pay 2xLeveraged Mortgage REIT Exchange Traded Notes (ETNs) due July 11, 2036	ExchangeTradedNote		Equity
REMX	VanEck Vectors ETF Trust VanEck Vectors Rare Earth/Strategic Metals ETF	ExchangeTradedFund		ETF
RENN	Renren Inc. American Depositary Share (each representing forty-five (45) Class A Ordinary Shares)	AdrCommon		Equity
REPH	Recro Pharma Inc COM USD.01	CommonStock		Equity
REPL	Replimune Group Inc COM	CommonStock		Equity
REPX	Riley Exploration Permian, Inc. Common Stock	CommonStock		Equity
RERE	AiHuiShou International Co. Ltd. American Depositary Shares (every three of which representing two Class A ordinary shares)	AdrCommon		Equity
RES	RPC, Inc. Common Stock	CommonStock		Equity
RESD	WisdomTree International ESG Fund ETF	ExchangeTradedFund		ETF
RESE	WisdomTree Emerging Markets ESG Fund ETF	ExchangeTradedFund		ETF
RESN	Resonant Inc COM USD0.001	CommonStock		Equity
RESP	WisdomTree Trust WisdomTree U.S. ESG Fund	ExchangeTradedFund		ETF
RETA	Reata Pharmaceuticals Inc CL A COM NPV	CommonStock		Equity
RETL	Direxion Shares ETF Trust Direxion Daily Retail Bull 3X Shares	ExchangeTradedFund		ETF
RETO	Reto Eco-Solutions Inc COM USD .001	CommonStock		Equity
REV	Revlon, Inc. Class A Common Stock	CommonStock		Equity
REVG	REV Group, Inc. Common Stock	CommonStock		Equity
REVH	Revolution Healthcare Acquisition Corp COM CL A	CommonStock		Equity
REVHU	Revolution Healthcare Acquisition Corp UNITS	Unit		Equity
REVHW	Revolution Healthcare Acquisition Corp WT EXP 123126	Warrant		Equity
REVS	Columbia ETF Trust I Columbia Research Enhanced Value ETF	ExchangeTradedFund		ETF
REW	ProShares Trust ProShares UltraShort Technology	ExchangeTradedFund		ETF
REX	REX American Resources Corporation Common Stock	CommonStock		Equity
REXR	Rexford Industrial Realty, Inc. Common Stock, $0.01 par value	CommonStock		Equity
REXRpA	Rexford Industrial Realty, Inc. 5.875% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
REXRpB	Rexford Industrial Realty, Inc. 5.875% Series B Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
REXRpC	Rexford Industrial Realty, Inc. 5.625% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share	PreferredStock	Preferred Class	Equity
REYN	Reynolds Consumer Products Inc COM	CommonStock		Equity
REZ	iShares Trust iShares Residential and Multisector Real Estate ETF	ExchangeTradedFund		ETF
REZI	Resideo Technologies, Inc. Common Stock	CommonStock		Equity
RF	Regions Financial Corporation Common Stock	CommonStock		Equity
RFAP	First Trust RiverFront Dynamic Asia Pacific ETF ETF	ExchangeTradedFund		ETF
RFCI	ALPS ETF Trust RiverFront Dynamic Core Income ETF	ExchangeTradedFund		ETF
RFDA	ALPS ETF Trust RiverFront Dynamic US Dividend Advantage ETF	ExchangeTradedFund		ETF
RFDI	First Trust RiverFront Dynamic Developed International ETF ETF	ExchangeTradedFund		ETF
RFEM	First Trust RiverFront Dynamic Emerging Markets ETF ETF	ExchangeTradedFund		ETF
RFEU	First Trust RiverFront Dynamic Europe ETF ETF	ExchangeTradedFund		ETF
RFFC	ALPS ETF Trust RiverFront Dynamic US Flex-Cap ETF	ExchangeTradedFund		ETF
RFG	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400® Pure Growth ETF	ExchangeTradedFund		ETF
RFI	Cohen & Steers Total Return Realty Fund, Inc. Common Stock	CommonStock		Equity
RFIL	RF Industries Ltd COM USD.01	CommonStock		Equity
RFL	Rafael Holdings, Inc. Class B Common Stock	CommonStock		Equity
RFM	RiverNorth Flexible Municipal Income Fund, Inc. Common Stock	CommonStock		Equity
RFMZ	RiverNorth Flexible Municipal Income Fund II, Inc. Common Stock	CommonStock		Equity
RFP	Resolute Forest Products Inc. Common Stock	CommonStock		Equity
RFUN	ALPS ETF Trust RiverFront Dynamic Unconstrained Income ETF	ExchangeTradedFund		ETF
RFV	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400® Pure Value ETF	ExchangeTradedFund		ETF
RFpB	Regions Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 6.375% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
RFpC	Regions Financial Corporation Depositary Shares, each Representing a 1/40th Interest in a Share of 5.700% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
RFpE	Regions Financial Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.45% Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
RGA	Reinsurance Group of America, Incorporated Common Stock	CommonStock		Equity
RGCO	RGC Resources Inc COM USD5	CommonStock		Equity
RGEN	Repligen Corp COM USD.01	CommonStock		Equity
RGI	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Industrials ETF	ExchangeTradedFund		ETF
RGLD	Royal Gold Inc COM USD.01	CommonStock		Equity
RGLS	Regulus Therapeutics Inc COM USD.001	CommonStock		Equity
RGNX	REGENXBIO Inc COM USD.0001	CommonStock		Equity
RGP	Resources Connection Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
RGR	Sturm, Ruger & Company, Inc. Common Stock	CommonStock		Equity
RGS	Regis Corporation Common Stock	CommonStock		Equity
RGT	Royce Global Value Trust, Inc. Common Stock	CommonStock		Equity
RH	RH Common Stock	CommonStock		Equity
RHE	Regional Health Properties Inc. Common Stock no par value	CommonStock		Equity
RHEpA	Regional Health Properties Inc. 10.875% Series A Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
RHI	Robert Half International Inc. Common Stock	CommonStock		Equity
RHP	Ryman Hospitality Properties, Inc. Common Stock	CommonStock		Equity
RHS	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Consumer Staples ETF	ExchangeTradedFund		ETF
RIBT	RiceBran Technologies COM NPV	CommonStock		Equity
RICE	Rice Acquisition Corp. Class A Common Stock	CommonStock		Equity
RICE.U	Rice Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one warrant	Unit	Units	Equity
RICE.WS	Rice Acquisition Corp. Warrants, exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RICK	RCI Hospitality Holdings Inc COM USD.01	CommonStock		Equity
RIDE	Lordstown Motors Corp COM CL A	CommonStock		Equity
RIG	Transocean Ltd. Registered Shares	CommonStock		Equity
RIGL	Rigel Pharmaceuticals Inc COM USD.001	CommonStock		Equity
RIGS	ALPS ETF Trust RiverFront Strategic Income Fund	ExchangeTradedFund		ETF
RILY	B. Riley Financial Inc COM NPV	CommonStock		Equity
RILYG	B. Riley Financial Inc 7.25 Senior Notes Due 2027 STRUCT PRODUCT	Unknown		Equity
RILYH	B. Riley Financial Inc 7.375 Senior Notes Due 2023 STRUCT PRODUCT	Unknown		Equity
RILYI	B. Riley Financial Inc NT 2023 ETN	Unknown		Equity
RILYK	B. Riley Financial, Inc. 5.50% Senior Notes Due 2026	Unknown		Equity
RILYL	B. Riley Financial Inc 7.375 DP CUM B	Unknown		Equity
RILYM	B. Riley Financial Inc 6.375 NT 2025 STRUCTUR PROD	Unknown		Equity
RILYN	B. Riley Financial Inc 6.50 NT 2026 ETN	Unknown		Equity
RILYO	B. Riley Financial Inc 6.25 Senior Notes Due 2024 STRUCT PRODUCT	Unknown		Equity
RILYP	B. Riley Financial Inc PFD SER A	PreferredStock		Equity
RILYT	B Riley Financial Inc 6.00 Senior Notes Due 2028 ETN	Unknown		Equity
RINF	ProShares Trust ProShares Inflation Expectations ETF	ExchangeTradedFund		ETF
RING	iShares MSCI Global Gold Miners ETF ETF	ExchangeTradedFund		ETF
RIO	Rio Tinto plc American Depositary Receipts (Each representing One Ordinary Share)	AdrCommon		Equity
RIOT	Riot Blockchain Inc COM NPV	CommonStock		Equity
RISN	Northern Lights Fund Trust IV Inspire Tactical Balanced ESG ETF	ExchangeTradedFund		ETF
RIV	RiverNorth Opportunities Fund, Inc. Common Stock	CommonStock		Equity
RIVE	Riverview Financial Corp COM	CommonStock		Equity
RJA	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Agriculture Total Return	ExchangeTradedNote		ETF
RJF	Raymond James Financial, Inc. Common Stock	CommonStock		Equity
RJI	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Total Return	ExchangeTradedNote		ETF
RJN	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Energy Total Return	ExchangeTradedNote		ETF
RJZ	Aktiebolaget Svensk Exportkredit ELEMENTS Linked to the Rogers International Commodity Index - Metals Total Return	ExchangeTradedNote		ETF
RKDA	Arcadia Biosciences Inc COM USD0.001	CommonStock		Equity
RKT	Rocket Companies, Inc. Class A Common Stock	CommonStock		Equity
RKTA	Rocket Internet Growth Opportunities Corp. Class A Ordinary Shares	CommonStock		Equity
RKTA.U	Rocket Internet Growth Opportunities Corp. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
RKTA.WS	Rocket Internet Growth Opportunities Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
RL	Ralph Lauren Corporation Class A Common Stock	CommonStock		Equity
RLAY	Relay Therapeutics Inc COM	CommonStock		Equity
RLGT	Radiant Logistics Inc. Common Stock	CommonStock		Equity
RLGY	Realogy Holdings Corp. Common Stock,	CommonStock		Equity
RLI	RLI Corp. Common Stock	CommonStock		Equity
RLJ	RLJ Lodging Trust Common Shares of Beneficial Interest	CommonStock		Equity
RLJpA	RLJ Lodging Trust $1.95 Series A Cumulative Convertible Preferred Shares	PreferredStock	Preferred Class	Equity
RLMD	Relmada Therapeutics Inc COM	CommonStock		Equity
RLX	RLX Technology Inc. American Depositary Shares, each representing the right to receive one (1) Class A ordinary share	AdrCommon		Equity
RLY	SSGA Active Trust SPDR SSgA Multi-Asset Real Return ETF	ExchangeTradedFund		ETF
RM	Regional Management Corp. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
RMAX	RE/MAX Holdings, Inc. Class A common stock	CommonStock		Equity
RMBI	Richmond Mutual Bancorporation Inc COM	CommonStock		Equity
RMBL	RumbleON Inc CL B COM NPV	CommonStock		Equity
RMBS	Rambus Inc COM USD.001	CommonStock		Equity
RMCF	Rocky Mountain Chocolate Factory Inc COM USD.001	CommonStock		Equity
RMD	ResMed Inc. Common Stock	CommonStock		Equity
RMED	Ra Medical Systems, Inc. Common Stock	CommonStock		Equity
RMGB	RMG Acquisition Corp II COM CL A	CommonStock		Equity
RMGBU	RMG Acquisition Corp II UNIT	Unit		Equity
RMGBW	RMG Acquisition Corp II WT EXP 122725	Warrant		Equity
RMGC	RMG Acquisition Corp III COM CL A	CommonStock		Equity
RMGCU	RMG Acquisition Corp III UNITS	Unit		Equity
RMGCW	RMG Acquisition Corp III WT EXP 020826	Warrant		Equity
RMI	RiverNorth Opportunistic Municipal Income Fund, Inc. Common Stock $0.0001 par value per share	CommonStock		Equity
RMM	RiverNorth Managed Duration Municipal Income Fund, Inc. Common Stock, $0.0001 par value	CommonStock		Equity
RMNI	Rimini Street Inc COM USD.001	CommonStock		Equity
RMO	Romeo Power, Inc. Common Stock	CommonStock		Equity
RMPLp	RiverNorth Specialty Finance Corporation 5.875%% Series A Term Preferred Stock $0.0001 par value per share	PreferredStock	Preferred	Equity
RMR	RMR Group Inc (The) CL A COM USD0.001	CommonStock		Equity
RMRM	RMR Mortgage Trust COM USD0.001	CommonStock		Equity
RMT	Royce Micro-Cap Trust, Inc. Common Stock	CommonStock		Equity
RMTI	Rockwell Medical Inc COM NPV	CommonStock		Equity
RNA	Avidity Biosciences Inc COM	CommonStock		Equity
RNDB	Randolph Bancorp Inc COM USD.01	CommonStock		Equity
RNDM	First Trust Developed International Equity Select ETF ETF	ExchangeTradedFund		ETF
RNDV	First Trust US Equity Dividend Select ETF ETF	ExchangeTradedFund		ETF
RNEM	First Trust Emerging Markets Equity Select ETF ETF	ExchangeTradedFund		ETF
RNG	RingCentral, Inc Class A Common Stock, $0.0001 par value per share	CommonStock		Equity
RNGR	Ranger Energy Services, Inc. Class A common stock	CommonStock		Equity
RNLC	First Trust Large Cap US Equity Select ETF ETF	ExchangeTradedFund		ETF
RNLX	Renalytix AI plc ADR	AdrCommon		Equity
RNMC	First Trust Mid Cap US Equity Select ETF ETF	ExchangeTradedFund		ETF
RNP	Cohen & Steers REIT and Preferred and Income Fund, Inc. Cohen & Steers REIT and Preferred and Income Fund, Inc.	CommonStock		Equity
RNR	RenaissanceRe Holdings Ltd. Common Shares	CommonStock		Equity
RNRG	Global X Renewable Energy Producers ETF ETF	ExchangeTradedFund		Equity
RNRpE	RenaissanceRe Holdings Ltd. 5.375% Series E Preference Shares	PreferredStock	Preferred Class	Equity
RNRpF	RenaissanceRe Holdings Ltd. Depositary Shares, each representing 1/1000th interest in a share of the Companys 5.750% Series F Preference Shares	PreferredStock	Preferred Class	Equity
RNSC	First Trust Small Cap US Equity Select ETF ETF	ExchangeTradedFund		ETF
RNST	Renasant Corp COM USD5	CommonStock		Equity
RNWK	RealNetworks Inc COM USD.001	CommonStock		Equity
ROAD	Construction Partners inc COM	CommonStock		Equity
ROAM	Lattice Strategies Trust Hartford Multifactor Emerging Markets ETF	ExchangeTradedFund		ETF
ROBO	Exchange Traded Concepts Trust ROBO Global Robotics & Automation Index ETF	ExchangeTradedFund		ETF
ROBT	First Trust Exchange-Traded Fund VI - First Trust Nasdaq Artificial Intelligence and Robotics ETF ETF	ExchangeTradedFund		ETF
ROCC	Roth CH Acquisition II Co COM USD	CommonStock		Equity
ROCCU	Roth CH Acquisition II Co Unit	Unit		Equity
ROCCW	Roth CH Acquisition II Co WT EXP 091625	Warrant		Equity
ROCK	Gibraltar Industries Inc COM USD.01	CommonStock		Equity
ROCR	Roth CH Acquisition III Co COM	CommonStock		Equity
ROCRU	Roth CH Acquisition III Co UNITS	Unit		Equity
ROCRW	Roth CH Acquisition III Co *W EXP 02/26/2026	Warrant		Equity
RODE	Hartford Multifactor Diversified International ETF ETF	ExchangeTradedFund		ETF
RODI	iPath Return on Disability ETN STRUCT PRODUCT	ExchangeTradedFund		ETF
RODM	Lattice Strategies Trust Hartford Multifactor Developed Markets (ex-US) ETF	ExchangeTradedFund		ETF
ROG	Rogers Corporation Capital Stock	CommonStock		Equity
ROIC	Retail Opportunity Investments Corp COM USD.0001	CommonStock		Equity
ROK	Rockwell Automation, Inc. Common Stock	CommonStock		Equity
ROKT	SPDR Series Trust SPDR S&P Kensho Final Frontiers ETF	ExchangeTradedFund		ETF
ROKU	Roku Inc CL A COM USD .0001	CommonStock		Equity
ROL	Rollins, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ROLL	RBC Bearings Inc COM USD.01	CommonStock		Equity
ROM	ProShares Trust ProShares Ultra Technology	ExchangeTradedFund		ETF
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF ETF	ExchangeTradedFund		ETF
RONI.U	Rice Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
ROOF	IndexIQ ETF Trust IQ U.S. Real Estate Small Cap ETF	ExchangeTradedFund		ETF
ROOT	Root Inc COM CL A USD.0001	CommonStock		Equity
ROP	Roper Technologies, Inc. Common Stock	CommonStock		Equity
RORO	Tidal ETF Trust ATAC US Rotation ETF	ExchangeTradedFund		ETF
ROSC	Lattice Strategies Trust Hartford Multifactor Small Cap ETF	ExchangeTradedFund		ETF
ROSS	Ross Acquisition Corp II Class A Ordinary Shares	CommonStock		Equity
ROSS.U	Ross Acquisition Corp II Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
ROSS.WS	Ross Acquisition Corp II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ROST	Ross Stores Inc COM USD.01	CommonStock		Equity
ROT	Rotor Acquisition Corp. Class A Common Stock	CommonStock		Equity
ROT.U	Rotor Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	Unit	Units	Equity
ROT.WS	Rotor Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ROUS	Lattice Strategies Trust Hartford Multifactor US Equity ETF	ExchangeTradedFund		ETF
RPAI	Retail Properties of America, Inc. Class A Common Stock	CommonStock		Equity
RPAR	Tidal ETF Trust RPAR Risk Parity ETF	ExchangeTradedFund		ETF
RPAY	Repay Holdings Corp COM CL A USD 0.0001	CommonStock		Equity
RPD	Rapid7 Inc COM USD.01	CommonStock		Equity
RPG	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Pure Growth ETF	ExchangeTradedFund		ETF
RPHM	Reneo Pharmaceuticals Inc COM	CommonStock		Equity
RPM	RPM International Inc. Common Shares	CommonStock		Equity
RPRX	Royalty Pharma plc COM	CommonStock		Equity
RPT	RPT Realty Common Shares of Beneficial Interest (MD)	CommonStock		Equity
RPTX	Repare Therapeutics Inc COM	CommonStock		Equity
RPTpD	RPT Realty 7.25% Series D Cumulative Convertible Perpetual Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
RPV	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Pure Value ETF	ExchangeTradedFund		ETF
RQI	Cohen & Steers Quality Income Realty Fund, Inc. Common Shares	CommonStock		Equity
RRBI	Red River Bancshares Inc COM	CommonStock		Equity
RRC	Range Resources Corporation Common Shares	CommonStock		Equity
RRD	R.R. Donnelley & Sons Company Common Stock	CommonStock		Equity
RRGB	Red Robin Gourmet Burgers Inc COM USD.001	CommonStock		Equity
RRR	Red Rock Resorts Inc CL A COM USD.01	CommonStock		Equity
RS	Reliance Steel & Aluminum Co. Common Stock	CommonStock		Equity
RSF	RiverNorth Specialty Finance Corporation Common Stock	CommonStock		Equity
RSG	Republic Services, Inc. Common Stock	CommonStock		Equity
RSI	Rush Street Interactive, Inc. Class A Common Stock	CommonStock		Equity
RSLS	ReShape Lifesciences Inc COM USD.01	CommonStock		Equity
RSP	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight ETF	ExchangeTradedFund		ETF
RSSS	Research Solutions Inc COM USD0.001	CommonStock		Equity
RSVA	Rodgers Silicon Valley Acquisition Corp COM	CommonStock		Equity
RSVAU	Rodgers Silicon Valley Acquisition Corp UNITS	Unit		Equity
RSVAW	Rodgers Silicon Valley Acquisition Corp *W EXP 11/30/2025	Warrant		Equity
RSX	VanEck Vectors Russia ETF ETF	ExchangeTradedFund		ETF
RSXJ	VanEck Vectors Russia Small-Cap ETF ETF	ExchangeTradedFund		ETF
RTAI	Rareview Tax Advantaged Income ETF ETF	ExchangeTradedFund		ETF
RTH	VanEck Vectors Retail ETF ETF	ExchangeTradedFund		ETF
RTLR	Rattler Midstream Partners LP UNITS	Unit		Equity
RTM	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Materials ETF	ExchangeTradedFund		ETF
RTP	Reinvent Technology Partners Class A Ordinary Shares	CommonStock		Equity
RTP.U	Reinvent Technology Partners Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
RTP.WS	Reinvent Technology Partners Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
RTPY	Reinvent Technology Partners Y COM CL A	CommonStock		Equity
RTPYU	Reinvent Technology Partners Y UNITS	Unit		Equity
RTPYW	Reinvent Technology Partners Y WTS	Warrant		Equity
RTPZ	Reinvent Technology Partners Z Class A Ordinary Shares	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
RTPZ.U	Reinvent Technology Partners Z Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
RTPZ.WS	Reinvent Technology Partners Z Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
RTX	Raytheon Technologies Corporation Common Stock	CommonStock		Equity
RUBY	RUBIUS THERAPEUTICS INC COM	CommonStock		Equity
RUN	Sunrun Inc COM USD0.0001	CommonStock		Equity
RUSHA	Rush Enterprises Inc CL A COM USD.01	CommonStock		Equity
RUSHB	Rush Enterprises Inc CL B COM USD.01	CommonStock		Equity
RUSL	Direxion Shares ETF Trust Direxion Daily Russia Bull 2X Shares	ExchangeTradedFund		ETF
RUTH	Ruth's Hospitality Group Inc COM USD.01	CommonStock		Equity
RVI	Retail Value Inc. Common Shares	CommonStock		Equity
RVLV	Revolve Group, Inc. Class A Common Stock	CommonStock		Equity
RVMD	Revolution Medicines Inc COM	CommonStock		Equity
RVNC	Revance Therapeutics Inc COM USD.001	CommonStock		Equity
RVNU	DBX ETF Trust Xtrackers Municipal Infrastructure Revenue Bond ETF	ExchangeTradedFund		ETF
RVP	Retractable Technologies, Inc. Common Stock	CommonStock		Equity
RVPH	Reviva Pharmaceuticals Holdings Inc COM	CommonStock		Equity
RVPHW	Reviva Pharmaceuticals Holdings Inc WT EXP 122525	Warrant		Equity
RVSB	Riverview Bancorp Inc COM USD1	CommonStock		Equity
RVT	Royce Value Trust, Inc. Common Stock	CommonStock		Equity
RWGV	Direxion Shares ETF Trust Direxion Russell 1000 Growth Over Value ETF	ExchangeTradedFund		ETF
RWJ	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 Revenue ETF	ExchangeTradedFund		ETF
RWK	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 Revenue ETF	ExchangeTradedFund		ETF
RWL	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Revenue ETF	ExchangeTradedFund		ETF
RWLK	ReWalk Robotics Ltd COM ILS0.1	CommonStock		Equity
RWM	ProShares Trust ProShares Short Russell2000	ExchangeTradedFund		ETF
RWO	SPDR Index Shares Funds SPDR Dow Jones Global Real Estate ETF	ExchangeTradedFund		ETF
RWR	SPDR Series Trust SPDR Dow Jones REIT ETF	ExchangeTradedFund		ETF
RWT	Redwood Trust, Inc. Common Stock	CommonStock		Equity
RWVG	Direxion Shares ETF Trust Direxion Russell 1000 Value Over Growth ETF	ExchangeTradedFund		ETF
RWX	SPDR Index Shares Funds SPDR Dow Jones International Real Estate ETF	ExchangeTradedFund		ETF
RXD	ProShares Trust ProShares UltraShort Health Care	ExchangeTradedFund		Equity
RXDX	Prometheus Biosciences Inc COM	CommonStock		Equity
RXI	iShares Trust iShares Global Consumer Discretionary ETF	ExchangeTradedFund		ETF
RXL	ProShares Trust ProShares Ultra Health Care	ExchangeTradedFund		ETF
RXN	Rexnord Corporation Common Stock	CommonStock		Equity
RXRA	RXR Acquisition Corp COM CL A	CommonStock		Equity
RXRAU	RXR Acquisition Corp UNITS	Unit		Equity
RXRAW	RXR Acquisition Corp WT EXP 030826	CommonStock		Equity
RXRX	Recursion Pharmaceauticals Inc COM CL A	CommonStock		Equity
RXT	Rackspace Technology Inc COM	CommonStock		Equity
RY	Royal Bank of Canada Common Shares	CommonStock		Equity
RYAAY	Ryanair Holdings PLC SPON ADR	AdrCommon		Equity
RYAM	Rayonier Advanced Materials Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
RYB	RYB Education, Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
RYE	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Energy ETF	ExchangeTradedFund		ETF
RYF	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Financials ETF	ExchangeTradedFund		ETF
RYH	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Health Care ETF	ExchangeTradedFund		ETF
RYI	Ryerson Holding Corporation Common Stock	CommonStock		Equity
RYJ	Invesco Exchange-Traded Fund Trust Invesco Raymond James SB-1 Equity ETF	ExchangeTradedFund		ETF
RYLD	Global X Russell 2000 Covered Call ETF ETF	ExchangeTradedFund		ETF
RYN	Rayonier Inc. Common Shares (REIT)	CommonStock		Equity
RYT	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Technology ETF	ExchangeTradedFund		ETF
RYTM	Rhythm Pharmaceuticals Inc COM USD0.01	CommonStock		Equity
RYU	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Equal Weight Utilities ETF	ExchangeTradedFund		ETF
RYpT	Royal Bank of Canada Depositary Shares, each representing a 1/40th interest in a share of 6.750% Fixed Rate/Floating Rate Noncumulative First Preferred Shares, Series C-2	PreferredStock	Preferred Class	Equity
RZA	Reinsurance Group of America, Incorporated 6.20% Fixed-To-Floating Rate Subordinated Debentures due 2042	StructuredProduct		Equity
RZB	Reinsurance Group of America, Incorporated 5.75% Fixed-To-Floating Rate Subordinated Debentures due 2056	StructuredProduct		Equity
RZG	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Pure Growth ETF	ExchangeTradedFund		ETF
RZLT	Rezolute Inc COM USD.001	CommonStock		Equity
RZV	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600® Pure Value ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SA	Seabridge Gold Inc. Common Shares	CommonStock		Equity
SAA	ProShares Trust ProShares Ultra SmallCap600	ExchangeTradedFund		ETF
SABR	Sabre Corp COM USD.01	CommonStock		Equity
SABRP	Sabre Corp 6.50% CONV PFD A	PreferredStock		Equity
SACC	Sachem Capital Corp. 6.875% Notes due 2024	StructuredProduct		Equity
SACH	Sachem Capital Corp. Common Shares	CommonStock		Equity
SAF	Saratoga Investment Corp. 6.25% Notes due 2025	StructuredProduct		Equity
SAFE	Safehold Inc. Common Stock	CommonStock		Equity
SAFM	Sanderson Farms Inc COM USD1	CommonStock		Equity
SAFT	Safety Insurance Group Inc COM USD.01	CommonStock		Equity
SAGE	Sage Therapeutics Inc COM USD.0001	CommonStock		Equity
SAH	Sonic Automotive, Inc. Class A Common Stock	CommonStock		Equity
SAIA	Saia Inc COM USD.001	CommonStock		Equity
SAIC	Science Applications International Corporation Common Stock par value $0.0001 per share	CommonStock		Equity
SAII	Software Acquisition Group Inc II COM CL A	CommonStock		Equity
SAIIU	Software Acquisition Group Inc II UNIT	Unit		Equity
SAIIW	Software Acquisition Group Inc II *W EXP 09/17/2027	Warrant		Equity
SAIL	SailPoint Technologies Holdings, Inc. Common stock, par value $0.0001 per share	CommonStock		Equity
SAK	Saratoga Investment Corp. 7.25% Notes due 2025	StructuredProduct		Equity
SAL	Salisbury Bancorp Inc COM USD3.33	CommonStock		Equity
SALM	Salem Media Group Inc CL A COM USD.01	CommonStock		Equity
SAM	The Boston Beer Company, Inc. Class A Common Stock	CommonStock		Equity
SAMG	Silvercrest Asset Management Group Inc CL A COM USD.01	CommonStock		Equity
SAN	Banco Santander S.A. American Depositary Shares (Each representing one share of Capital Stock)	AdrCommon		Equity
SANA	Sana Biotechnology Inc COM	CommonStock		Equity
SAND	Sandstorm Gold Ltd. Common Shares	CommonStock		Equity
SANM	Sanmina Corp COM USD.01	CommonStock		Equity
SANW	S&W Seed Co COM USD0.001	CommonStock		Equity
SAP	SAP SE American Depositary Shares (Each representing One Common Share)	AdrCommon		Equity
SAR	Saratoga Investment Corp. Common Stock	CommonStock		Equity
SASR	Sandy Spring Bancorp Inc COM USD1	CommonStock		Equity
SATS	EchoStar Corp CL A COM NPV	CommonStock		Equity
SAVA	Cassava Sciences Inc COM USD.001	CommonStock		Equity
SAVE	Spirit Airlines, Inc. Common Stock, $0.0001 par value per share	CommonStock		Equity
SB	Safe Bulkers, Inc. Common Stock	CommonStock		Equity
SBAC	SBA Communications Corp COM USD.01	CommonStock		Equity
SBB	ProShares Trust ProShares Short SmallCap600	ExchangeTradedFund		ETF
SBBA	Scorpio Tankers Inc. 7.00% Fixed Rate Senior Unsecured Notes due 2025	StructuredProduct		Equity
SBBP	Strongbridge Biopharma PLC ORD USD.01	CommonStock		Equity
SBCF	Seacoast Banking Corp of Florida COM USD.1	CommonStock		Equity
SBEA	SilverBox Engaged Merger Corp I COM CL A	CommonStock		Equity
SBEAU	SilverBox Engaged Merger Corp I UNITS	Unit		Equity
SBEAW	SilverBox Engaged Merger Corp I WT EXP 060228	Warrant		Equity
SBEV	Splash Beverage Group, Inc. Common Stock	CommonStock		Equity
SBEV.WS	Splash Beverage Group, Inc. Warrants to purchase one whole share of Common Stock at an exercise price of $4.60	Warrant	Warrants	Equity
SBFG	SB Financial Group Inc COM USD2.5	CommonStock		Equity
SBG	Sandbridge Acquisition Corporation Class A Common Stock	CommonStock		Equity
SBG.U	Sandbridge Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
SBG.WS	Sandbridge Acquisition Corporation Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
SBGI	Sinclair Broadcast Group Inc CL A COM USD.01	CommonStock		Equity
SBH	Sally Beauty Holdings, Inc. Common Stock	CommonStock		Equity
SBI	Western Asset Intermediate Muni Fund Inc. Common Stock, par value $0.001	CommonStock		Equity
SBII	Sandbridge X2 Corp. Class A Common Stock	CommonStock		Equity
SBII.U	Sandbridge X2 Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
SBII.WS	Sandbridge X2 Corp. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SBIO	ALPS ETF Trust ALPS Medical Breakthroughs ETF	ExchangeTradedFund		ETF
SBLK	Star Bulk Carriers Corp COM USD.0001	CommonStock		Equity
SBLKZ	Star Bulk Carriers Corp 8.3 Senior Notes due 2022 ETN	Unknown		Equity
SBM	ProShares Trust ProShares Short Basic Materials	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SBNY	Signature Bank COM	CommonStock		Equity
SBNYP	Signature Bank DEP SHS PFD SR A	PreferredStock		Equity
SBOW	SilverBow Resources, Inc Common stock, par value $0.01 per share	CommonStock		Equity
SBR	Sabine Royalty Trust Units of Beneficial Interest	CommonStock		Equity
SBRA	Sabra Health Care REIT Inc COM USD.01	CommonStock		Equity
SBS	Companhia de Saneamento Básico do Estado de São Paulo-SABESP American Depositary Shares (Each representing 1 common shares)	AdrCommon		Equity
SBSI	Southside Bancshares Inc COM USD1.25	CommonStock		Equity
SBSW	Sibanye-Stillwater American Depositary Shares, each representing four ordinary shares	AdrCommon		Equity
SBT	Sterling Bancorp Inc COM	CommonStock		Equity
SBTX	Silverback Therapeutics Inc COM USD0.0001	CommonStock		Equity
SBUG	Barclays Bank PLC iPath Silver Exchange-Traded Notes	ExchangeTradedNote		ETF
SBUX	Starbucks Corp COM NPV	CommonStock		Equity
SBpC	Safe Bulkers, Inc. 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
SBpD	Safe Bulkers, Inc. 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
SC	Santander Consumer USA Holdings Inc. Common Stock, no par value	CommonStock		Equity
SCAQ	Stratim Cloud Acquisition Corp COM CL A	CommonStock		Equity
SCAQU	Stratim Cloud Acquisition Corp UNITS	Unit		Equity
SCAQW	Stratim Cloud Acquisition Corp WT EXP 030526	Warrant		Equity
SCC	ProShares Trust ProShares UltraShort Consumer Services	ExchangeTradedFund		ETF
SCCB	Sachem Capital Corp. 7.125% Notes due 2024	StructuredProduct		Equity
SCCC	Sachem Capital Corp. 7.75% Notes due 2025	StructuredProduct		Equity
SCCO	Southern Copper Corporation Common Stock	CommonStock		Equity
SCD	LMP Capital and Income Fund Inc. Common Stock	CommonStock		Equity
SCDL	UBS AG ETRACS 2x Leveraged US Dividend Factor TR ETN	ExchangeTradedNote		Equity
SCEpG	Edison International 5.10% Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCEpH	Edison International 5.75% Fixed-to-Floating Rate Trust Preference Securities of SCE Trust III	StructuredProduct	Preferred Class	Equity
SCEpJ	Edison International 5.375% Fixed-to-Floating Rate Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCEpK	Edison International 5.45% Fixed-to-Floating Rate Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCEpL	Edison International 5.00% Trust Preference Securities	StructuredProduct	Preferred Class	Equity
SCHA	Schwab Strategic Trust Schwab U.S. Small-Cap ETF	ExchangeTradedFund		ETF
SCHB	Schwab Strategic Trust Schwab U.S. Broad Market ETF	ExchangeTradedFund		ETF
SCHC	Schwab Strategic Trust Schwab International Small-Cap Equity ETF	ExchangeTradedFund		ETF
SCHD	Schwab Strategic Trust Schwab U.S. Dividend Equity ETF	ExchangeTradedFund		ETF
SCHE	Schwab Strategic Trust Schwab Emerging Markets Equity ETF	ExchangeTradedFund		ETF
SCHF	Schwab Strategic Trust Schwab International Equity ETF	ExchangeTradedFund		ETF
SCHG	Schwab Strategic Trust Schwab U.S. Large-Cap Growth ETF	ExchangeTradedFund		ETF
SCHH	Schwab Strategic Trust Schwab U.S. REIT ETF	ExchangeTradedFund		ETF
SCHI	Schwab Strategic Trust Schwab 5-10 Year Corporate Bond ETF	ExchangeTradedFund		ETF
SCHJ	Schwab Strategic Trust Schwab 1-5 Year Corporate Bond ETF	ExchangeTradedFund		ETF
SCHK	Schwab Strategic Trust Schwab 1000 Index ETF	ExchangeTradedFund		ETF
SCHL	Scholastic Corp COM USD.25	CommonStock		Equity
SCHM	Schwab Strategic Trust Schwab U.S. Mid-Cap ETF	ExchangeTradedFund		ETF
SCHN	Schnitzer Steel Industries Inc CL A COM USD.01	CommonStock		Equity
SCHO	Schwab Strategic Trust Schwab Short-Term U.S. Treasury ETF	ExchangeTradedFund		ETF
SCHP	Schwab Strategic Trust Schwab U.S. TIPs ETF	ExchangeTradedFund		ETF
SCHQ	Schwab Strategic Trust Schwab Long-Term U.S. Treasury ETF	ExchangeTradedFund		ETF
SCHR	Schwab Strategic Trust Schwab Intermediate-Term U.S. Treasury ETF	ExchangeTradedFund		ETF
SCHV	Schwab Strategic Trust Schwab U.S. Large-Cap Value ETF	ExchangeTradedFund		ETF
SCHW	The Charles Schwab Corporation Common Stock	CommonStock		Equity
SCHWpD	The Charles Schwab Corporation Depositary Shares each representing 1/40th interest in a share of 5.95% Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
SCHWpJ	The Charles Schwab Corporation Depositary Shares, Each Representing a 1/40th Interest in a Share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series J	PreferredStock	Preferred Class	Equity
SCHX	Schwab Strategic Trust Schwab U.S. Large-Cap ETF	ExchangeTradedFund		ETF
SCHY	Schwab Strategic Trust Schwab International Dividend Equity ETF	ExchangeTradedFund		Equity
SCHZ	Schwab Strategic Trust Schwab U.S. Aggregate Bond ETF	ExchangeTradedFund		ETF
SCI	Service Corporation International Common Stock	CommonStock		Equity
SCJ	iShares Inc. iShares MSCI Japan Small-Cap ETF	ExchangeTradedFund		ETF
SCKT	Socket Mobile Inc COM NPV	CommonStock		Equity
SCL	Stepan Company Common Stock	CommonStock		Equity
SCLE	Broadscale Acquisition Corp COM CL A	CommonStock		Equity
SCLEU	Broadscale Acquisition Corp UNITS	Unit		Equity
SCLEW	Broadscale Acquisition Corp WT EXP 020226	Warrant		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SCM	Stellus Capital Investment Corporation Common Stock	CommonStock		Equity
SCO	ProShares Trust II ProShares UltraShort Bloomberg Crude Oil	ExchangeTradedVehicle		Equity
SCOA	Scion Tech Growth I COM	CommonStock		Equity
SCOAU	Scion Tech Growth I UNIT	Unit		Equity
SCOAW	Scion Tech Growth I WT EXP 110125	Warrant		Equity
SCOB	ScION Tech Growth II COM CL A	CommonStock		Equity
SCOBU	ScION Tech Growth II UNITS	Unit		Equity
SCOBW	ScION Tech Growth II WT EXP 012826	Warrant		Equity
SCOR	comScore Inc COM USD.001	CommonStock		Equity
SCPE	SC Health Corporation Class A Ordinary Shares	CommonStock		Equity
SCPE.U	SC Health Corporation Units, each consisting of one Class A Ordinary Share, and one half of one Warrant	Unit	Units	Equity
SCPE.WS	SC Health Corporation Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SCPH	scPharmaceuticals Inc COM USD.0001	CommonStock		Equity
SCPL	SciPlay Corp COM	CommonStock		Equity
SCPS	Scopus BioPharma Inc UNIT	CommonStock		Equity
SCR	Score Media and Gaming Inc CL A SUB VTG S	Unknown		Equity
SCS	Steelcase Inc. Class A Common Stock	CommonStock		Equity
SCSC	ScanSource Inc COM NPV	CommonStock		Equity
SCU	Sculptor Capital Management, Inc. Class A Common Stock	CommonStock		Equity
SCVL	Shoe Carnival Inc COM USD.1	CommonStock		Equity
SCVX	SCVX Corp. Class A Ordinary Shares	CommonStock		Equity
SCVX.U	SCVX Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
SCVX.WS	SCVX Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SCWX	SecureWorks Corp CL A COM USD.01	CommonStock		Equity
SCX	The L.S. Starrett Company Class A Common Stock	CommonStock		Equity
SCYX	SCYNEXIS Inc COM USD.001	CommonStock		Equity
SCZ	iShares MSCI EAFE Small-Cap ETF MSCI SMALL CAP	ExchangeTradedFund		ETF
SD	SandRidge Energy, Inc. Common Stock	CommonStock		Equity
SDAC	Sustainable Development Acquisition I Corp COM CL A	CommonStock		Equity
SDACU	Sustainable Development Acquisition I Corp UNITS	Unit		Equity
SDACW	Sustainable Development Acquisition I Corp WT EXP 020428	Warrant		Equity
SDC	SmileDirectClub Inc COM CL A USD0.0001	CommonStock		Equity
SDCI	USCF ETF Trust USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund	ExchangeTradedFund		ETF
SDD	ProShares Trust ProShares UltraShort SmallCap600	ExchangeTradedFund		Equity
SDEF	Tidal ETF Trust Sound Enhanced Fixed Income ETF	ExchangeTradedFund		ETF
SDEI	Tidal ETF Trust Sound Equity Income ETF	ExchangeTradedFund		ETF
SDEM	Global X Funds Global X MSCI SuperDividend Emerging Markets ETF	ExchangeTradedFund		ETF
SDG	iShares MSCI Global Impact ETF ETF	ExchangeTradedFund		ETF
SDGA	Impact Shares Trust I Impact Shares Sustainable Development Goals Global Equity ETF	ExchangeTradedFund		ETF
SDGR	Schrodinger Inc COM	CommonStock		Equity
SDH	Global Internet of People Inc COM	CommonStock		Equity
SDHY	PGIM Short Duration High Yield Opportunities Fund Common Shares	CommonStock		Equity
SDIV	Global X Funds Global X SuperDividend ETF	ExchangeTradedFund		ETF
SDOG	ALPS ETF Trust ALPS Sector Dividend Dogs ETF	ExchangeTradedFund		ETF
SDOW	ProShares Trust ProShares UltraPro Short Dow30	ExchangeTradedFund		Equity
SDP	ProShares Trust ProShares UltraShort Utilities	ExchangeTradedFund		Equity
SDPI	Superior Drilling Products Inc. Common Stock	CommonStock		Equity
SDS	ProShares Trust ProShares UltraShort S&P 500	ExchangeTradedFund		ETF
SDVY	First Trust Exchange-Traded Fund VI - First Trust SMID Cap Rising Dividend Achievers ETF ETF	ExchangeTradedFund		ETF
SDY	SPDR Series Trust SPDR S&P Dividend ETF	ExchangeTradedFund		ETF
SE	Sea Limited American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
SEAC	SeaChange International Inc COM USD.01	CommonStock		Equity
SEAH	Sports Entertainment Acquisition Corp. Class A Common Stock	CommonStock		Equity
SEAH.U	Sports Entertainment Acquisition Corp. Units, each consisting of one share of Class A Common Stock, and one-half of one redeemable Warrant	Unit	Units	Equity
SEAH.WS	Sports Entertainment Acquisition Corp. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SEAS	SeaWorld Entertainment, Inc. Common Stock, $0.01 par value	CommonStock		Equity
SEB	Seaboard Corporation Common Stock	CommonStock		Equity
SECO	Secoo Holding Ltd ADS	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SECT	Main Sector Rotation ETF ETF	ExchangeTradedFund		ETF
SEDG	SolarEdge Technologies Inc COM USD0.0001	CommonStock		Equity
SEE	Sealed Air Corporation Common Stock	CommonStock		Equity
SEED	Origin Agritech Ltd COM USD	CommonStock		Equity
SEEL	Seelos Therapeutics Inc COM	CommonStock		Equity
SEER	Seer Inc COM CL A	CommonStock		Equity
SEF	ProShares Trust ProShares Short Financials	ExchangeTradedFund		ETF
SEIC	SEI Investments Co COM USD.01	CommonStock		Equity
SEIX	Virtus ETF Trust II Virtus Seix Senior Loan ETF	ExchangeTradedFund		ETF
SELB	Selecta Biosciences Inc COM USD0.0001	CommonStock		Equity
SELF	Global Self Storage Inc COM USD.01	CommonStock		Equity
SEM	Select Medical Holdings Corporation Common Stock, $0.001 par value per share	CommonStock		Equity
SEMR	SEMrush Holdings, Inc. Class A Common Stock	CommonStock		Equity
SENEA	Seneca Foods Corp. CL A COM NPV	CommonStock		Equity
SENEB	Seneca Foods Corp. CL B COM NPV	CommonStock		Equity
SENS	Senseonics Holdings Inc. Common Stock	CommonStock		Equity
SENT	AdvisorShares Trust AdvisorShares Alpha DNA Equity Sentiment ETF	ExchangeTradedFund		Equity
SEPZ	TrueShares Structured Outcome (September) ETF ETF	ExchangeTradedFund		ETF
SESN	Sesen Bio Inc COM USD0.001	CommonStock		Equity
SF	Stifel Financial Corp. Common Stock	CommonStock		Equity
SFB	Stifel Financial Corp. 5.20% Senior Notes due 2047	StructuredProduct		Equity
SFBC	Sound Financial Bancorp Inc COM USD.01	CommonStock		Equity
SFBS	ServisFirst Bancshares, Inc. Common Stock	CommonStock		Equity
SFE	Safeguard Scientifics, Inc. Common Stock	CommonStock		Equity
SFET	Safe-T Group Ltd ADR	AdrCommon		Equity
SFHY	WisdomTree Fundamental U.S. Short-Term High Yield Corporate Bond Fund ETF	ExchangeTradedFund		ETF
SFIG	WisdomTree Fundamental U.S. Short-Term Corporate Bond Fund ETF	ExchangeTradedFund		ETF
SFIX	Stitch Fix Inc CL A COM USD.00002	CommonStock		Equity
SFL	SFL Corporation Ltd. Common Shares	CommonStock		Equity
SFM	Sprouts Farmers Market Inc COM USD.001	CommonStock		Equity
SFNC	Simmons First National Corp CL A COM NPV	CommonStock		Equity
SFST	Southern First Bankshares Inc COM USD.01	CommonStock		Equity
SFT	Shift Technologies Inc CL A	CommonStock		Equity
SFTW	Osprey Technology Acquisition Corp. Class A Common Stock	CommonStock		Equity
SFTW.U	Osprey Technology Acquisition Corp. Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	Unit	Units	Equity
SFTW.WS	Osprey Technology Acquisition Corp. Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
SFUN	Fang Holdings Limited American Depositary Shares (each representing ten Class A Ordinary Shares)	AdrCommon		Equity
SFY	Tidal ETF Trust SoFi Select 500 ETF	ExchangeTradedFund		ETF
SFYF	Tidal ETF Trust SoFi Social 50 ETF	ExchangeTradedFund		Equity
SFYX	Tidal ETF Trust SoFi Next 500 ETF	ExchangeTradedFund		ETF
SFpA	Stifel Financial Corp. Depositary Shares, each representing a 1/1000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
SFpB	Stifel Financial Corp. Depositary Shares, each representing a 1/1000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
SFpC	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Share of 6.125% Non Cumulative Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
SGA	Saga Communications Inc. CL A COM USD.01	CommonStock		Equity
SGAM	Seaport Global Acquisition Corp COM CL A	CommonStock		Equity
SGAMU	Seaport Global Acquisition Corp UNIT	Unit		Equity
SGAMW	Seaport Global Acquisition Corp WT EXP 121527	Warrant		Equity
SGBX	SG Blocks Inc COM PAR	CommonStock		Equity
SGC	Superior Group of Cos Inc COM USD1	CommonStock		Equity
SGDJ	Sprott Funds Trust Sprott Junior Gold Miners ETF	ExchangeTradedFund		Equity
SGDM	Sprott Funds Trust Sprott Gold Miners ETF	ExchangeTradedFund		Equity
SGEN	Seagen Inc COM USD.001	CommonStock		Equity
SGFY	Signify Health, Inc. Class A Common Stock	CommonStock		Equity
SGG	Barclays Bank PLC iPath Series B Bloomberg Sugar Subindex Total Return ETN	ExchangeTradedNote		ETF
SGH	SMART Global Holdings Inc Ordinary Shares	CommonStock		Equity
SGLB	Sigma Labs Inc COM	CommonStock		Equity
SGLBW	Sigma Labs Inc WRRT	Warrant		Equity
SGMA	SigmaTron International Inc COM USD.01	CommonStock		Equity
SGMO	Sangamo Therapeutics Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SGMS	Scientific Games Corp COM USD.01	CommonStock		Equity
SGOC	SGOCO Group Ltd COM USD.001	CommonStock		Equity
SGOL	Aberdeen Standard Gold ETF Trust Aberdeen Standard Physical Gold Shares ETF	ExchangeTradedVehicle		ETF
SGOV	iShares Trust iShares 0-3 Month Treasury Bond ETF	ExchangeTradedFund		ETF
SGRP	SPAR Group Inc COM USD.01	CommonStock		Equity
SGRY	Surgery Partners Inc COM USD.01	CommonStock		Equity
SGTX	Sigilon Therapeutics Inc COM USD0.001	CommonStock		Equity
SGU	Star Group, L.P. Common Units Representing Limited Partner Interest	CommonStock		Equity
SH	ProShares Trust ProShares Short S&P 500	ExchangeTradedFund		ETF
SHAC	SCP & CO Healthcare Acquisition Co COM CL A	CommonStock		Equity
SHACU	SCP & CO Healthcare Acquisition Co UNIT	Unit		Equity
SHACW	SCP & CO Healthcare Acquisition Co WT EXP 012728	Warrant		Equity
SHAG	WisdomTree Yield Enhanced US Short Term Aggregate Bond Fund ETF	ExchangeTradedFund		ETF
SHAK	Shake Shack Inc. Class A common stock	CommonStock		Equity
SHBI	Shore Bancshares Inc COM USD.01	CommonStock		Equity
SHC	Sotera Health Co COM	CommonStock		Equity
SHE	SPDR Series Trust SPDR SSGA Gender Diversity Index ETF	ExchangeTradedFund		ETF
SHEN	Shenandoah Telecommunications Co COM USD10	CommonStock		Equity
SHG	Shinhan Financial Group Co., Ltd. American Depositary Shares (Each representing one shares of Common Stock, par value Won 5,000 per share)	AdrCommon		Equity
SHI	Sinopec Shanghai Petrochemical Company Limited American Depositary Shares (Each representing 100 Class H Shares)	AdrCommon		Equity
SHIP	Seanergy Maritime Holdings Corp COM USD.0001	CommonStock		Equity
SHIPW	Seanergy Maritime Holdings Corp WRRT	Warrant		Equity
SHIPZ	Seanergy Maritime Holdings Corp WARRANT	Warrant		Equity
SHLD	VictoryShares Protect America ETF ETF	ExchangeTradedFund		ETF
SHLS	Shoals Technologies Group Inc COM CL A	CommonStock		Equity
SHLX	Shell Midstream Partners, L.P. Common Units Representing Limited Partner Interests	CommonStock		Equity
SHM	SPDR Series Trust SPDR Nuveen Bloomberg Barclays Short Term Municipal Bond ETF	ExchangeTradedFund		ETF
SHO	Sunstone Hotel Investors, Inc. Common Stock	CommonStock		Equity
SHOO	Steven Madden Ltd COM USD.0001	CommonStock		Equity
SHOP	Shopify Inc. Class A subordinate voting shares	CommonStock		Equity
SHOpF	Sunstone Hotel Investors, Inc. 6.450% Series F Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SHOpH	Sunstone Hotel Investors, Inc. 6.125% Series H Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SHSP	SharpSpring Inc COM	CommonStock		Equity
SHUS	Syntax ETF Trust Syntax Stratified U.S. Total Market Hedged ETF	ExchangeTradedFund		Equity
SHV	iShares Short Treasury Bond ETF SHORT TREAS BOND	ExchangeTradedFund		ETF
SHW	The Sherwin-Williams Company Common Stock	CommonStock		Equity
SHY	iShares 1-3 Year Treasury Bond ETF 1-3 YR TRS BD	ExchangeTradedFund		ETF
SHYD	VanEck Vectors Short High Yield Muni ETF	ExchangeTradedFund		ETF
SHYF	The Shyft Group Inc COM NPV	CommonStock		Equity
SHYG	iShares Trust iShares 0-5 Year High Yield Corporate Bond ETF	ExchangeTradedFund		ETF
SHYL	DBX ETF Trust Xtrackers Short Duration High Yield Bond ETF	ExchangeTradedFund		ETF
SI	Silvergate Capital Corporation Class A Common Stock, $0.01 par value per share	CommonStock		Equity
SIBN	SI-BONE Inc COM	CommonStock		Equity
SIC	Select Interior Concepts Inc COM CL A 144	CommonStock		Equity
SID	Companhia Siderurgica Nacional American Depositary Shares (Each representing One Common Shares)	AdrCommon		Equity
SIEB	Siebert Financial Corp. COM USD1	CommonStock		Equity
SIEN	Sientra Inc COM USD0.01	CommonStock		Equity
SIF	SIFCO Industries Inc Common Stock	CommonStock		Equity
SIFY	Sify Technologies Ltd SPONSORED ADR	AdrCommon		Equity
SIG	Signet Jewelers Limited Common Shares	CommonStock		Equity
SIGA	SIGA Technologies Inc COM USD.0001	CommonStock		Equity
SIGI	Selective Insurance Group Inc COM USD2	CommonStock		Equity
SIGIP	Selective Insurance Group Inc PFD B	PreferredStock		Equity
SII	Sprott Inc. Common Shares	CommonStock		Equity
SIJ	ProShares Trust ProShares UltraShort Industrials	ExchangeTradedFund		Equity
SIL	Global X Funds Global X Silver Miners ETF	ExchangeTradedFund		ETF
SILC	Silicom Ltd ORD NIS.01	CommonStock		Equity
SILJ	ETF Managers Trust ETFMG Prime Junior Silver Miners ETF	ExchangeTradedFund		ETF
SILK	Silk Road Medical Inc COM CL A	CommonStock		Equity
SILV	SilverCrest Metals Inc. Common Shares	CommonStock		Equity
SILX	ETF Managers Trust ETFMG Prime 2x Daily Junior Silver Miners ETF	ExchangeTradedFund		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SIM	Grupo Simec S.A.B. de C.V. American Depositary Shares (each representing one Series B share) Series B Common Stock	AdrCommon		Equity
SIMO	Silicon Motion Technology Corp ADR	AdrCommon		Equity
SIMS	SPDR Series Trust SPDR S&P Kensho Intelligent Structures ETF	ExchangeTradedFund		ETF
SINO	Sino-Global Shipping America Ltd COM NPV	CommonStock		Equity
SINT	SiNtx Technologies Inc COM USD.01	CommonStock		Equity
SINV	ETF Managers Trust ETFMG Prime 2x Daily Inverse Junior Silver Miners ETF	ExchangeTradedFund		Equity
SIOX	Sio Gene Therapies Inc COM USD0.00001	CommonStock		Equity
SIRI	Sirius XM Holdings Inc COM USD.001	CommonStock		Equity
SITC	SITE Centers Corp. Common Shares	CommonStock		Equity
SITCpA	SITE Centers Corp. Depositary Shares, each representing a 1/20th interest in a share of 6.375% Class A Cumulative Redeemable Preferred Shares, without par value	PreferredStock	Preferred Class	Equity
SITE	SiteOne Landscape Supply, Inc. Common stock	CommonStock		Equity
SITM	SiTime Corp COM	CommonStock		Equity
SIVB	SVB Financial Group COM NPV	CommonStock		Equity
SIVBP	SVB Financial Group DP RP PFD A	PreferredStock		Equity
SIVR	Aberdeen Standard Silver ETF Trust Aberdeen Standard Physical Silver Shares ETF	ExchangeTradedVehicle		ETF
SIX	Six Flags Entertainment Corporation Common Stock	CommonStock		Equity
SIXA	Exchange Traded Concepts Trust 6 Meridian Mega Cap Equity ETF	ExchangeTradedFund		ETF
SIXH	Exchange Traded Concepts Trust 6 Meridian Hedged Equity-Index Option Strategy ETF	ExchangeTradedFund		ETF
SIXL	Exchange Traded Concepts Trust 6 Meridian Low Beta Equity Strategy ETF	ExchangeTradedFund		ETF
SIXS	Exchange Traded Concepts Trust 6 Meridian Small Cap Equity ETF	ExchangeTradedFund		ETF
SIZE	iShares Trust iShares MSCI USA Size Factor ETF	ExchangeTradedFund		ETF
SJ	Scienjoy Holding Corp COM	CommonStock		Equity
SJB	ProShares Trust ProShares Short High Yield	ExchangeTradedFund		ETF
SJI	South Jersey Industries, Inc. Common Stock	CommonStock		Equity
SJIJ	South Jersey Industries, Inc. 5.625% Junior Subordinated Notes due 2079	StructuredProduct		Equity
SJIV	South Jersey Industries, Inc. Corporate Units	StructuredProduct		Equity
SJM	The J.M. Smucker Company Common Stock	CommonStock		Equity
SJNK	SPDR Series Trust SPDR Bloomberg Barclays Short Term High Yield Bond ETF	ExchangeTradedFund		ETF
SJR	Shaw Communications Inc. Class B Non-Voting Participating Shares	CommonStock		Equity
SJT	San Juan Basin Royalty Trust Units of Beneficial Interest	CommonStock		Equity
SJW	SJW Group Common Stock	CommonStock		Equity
SKF	ProShares Trust ProShares UltraShort Financials	ExchangeTradedFund		Equity
SKIL	Skillsoft Corp. Class A Common Stock	CommonStock		Equity
SKIL.WS	Skillsoft Corp. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SKIN	Beauty Health Co (The) COM CL A	CommonStock		Equity
SKINW	Beauty Health Co (The) WT EXP 050426	Warrant		Equity
SKLZ	Skillz Inc. Class A Common Stock	CommonStock		Equity
SKLZ.WS	Skillz Inc. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SKM	SK Telecom Co., Ltd. American Depositary Shares (Each representing 1/9th of a Ordinary Share of SK Telecom Co., LTD.)	AdrCommon		Equity
SKOR	FlexShares Credit-Scored US Corporate Bond Index Fund ETF	ExchangeTradedFund		ETF
SKT	Tanger Factory Outlet Centers Common Stock	CommonStock		Equity
SKX	Skechers U.S.A., Inc. Class A Common Stock	CommonStock		Equity
SKY	Skyline Champion Corporation Common Stock	CommonStock		Equity
SKYAU	Skydeck Acquisition Corp UNITS	Unit		Equity
SKYT	SkyWater Technology Inc COM	CommonStock		Equity
SKYU	Proshares Ultra Nasdaq Cloud Computing Etf ETF	ExchangeTradedFund		Equity
SKYW	SkyWest Inc COM NPV	CommonStock		Equity
SKYY	First Trust Cloud Computing ETF ETF	ExchangeTradedFund		ETF
SLAB	Silicon Laboratories Inc COM USD.0001	CommonStock		Equity
SLAC	Social Leverage Acquisition Corp I Class A Common Stock	CommonStock		Equity
SLAC.U	Social Leverage Acquisition Corp I Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
SLAC.WS	Social Leverage Acquisition Corp I Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
SLAM	Slam Corp COM CL A	CommonStock		Equity
SLAMU	Slam Corp UNITS	Unit		Equity
SLAMW	Slam Corp WT EXP 022326	Warrant		Equity
SLB	Schlumberger Limited Common Shares	CommonStock		Equity
SLCA	U.S. Silica Holdings, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
SLCR	Silver Crest Acquisition Corp COM CL A	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
SLCRU	Silver Crest Acquisition Corp UNITS	Unit		Equity
SLCRW	Silver Crest Acquisition Corp WT EXP 033128	Warrant		Equity
SLCT	Select Bancorp Inc COM	CommonStock		Equity
SLDB	Solid Biosciences Inc COM 0.001	CommonStock		Equity
SLF	Sun Life Financial Inc. Common Shares	CommonStock		Equity
SLG	SL Green Realty Corp. Common Stock	CommonStock		Equity
SLGG	Super League Gaming Inc COM	CommonStock		Equity
SLGL	Sol Gel Technologies Ltd COM	CommonStock		Equity
SLGN	Silgan Holdings Inc COM USD.01	CommonStock		Equity
SLGpI	SL Green Realty Corp. 6.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SLHG	Skylight Health Group Inc COM	CommonStock		Equity
SLM	SLM Corp COM USD.2 VTG	CommonStock		Equity
SLMBP	SLM Corp PFD SER B	PreferredStock		Equity
SLN	Silence Therapeutics PLC ADR	AdrCommon		Equity
SLNG	Stabilis Energy Inc COM	CommonStock		Equity
SLNO	Soleno Therapeutics Inc COM USD.001	CommonStock		Equity
SLP	Simulations Plus Inc COM USD.001	CommonStock		Equity
SLQD	iShares 0-5 Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund		ETF
SLQT	SelectQuote, Inc. Common Stock	CommonStock		Equity
SLRC	SLR Investment Corp COM USD.01	CommonStock		Equity
SLRX	Salarius Pharmaceuticals Inc COM	CommonStock		Equity
SLS	SELLAS Life Sciences Group Inc COM	CommonStock		Equity
SLT	Pacer Salt High truBeta US Market ETF ETF	ExchangeTradedFund		ETF
SLV	iShares Silver Trust Shares of the iShares Silver Trust	ExchangeTradedVehicle		ETF
SLVO	Credit Suisse X-Links Silver Shares Covered Call ETNs due April 21 2033 STRUCT PRODUCT	ExchangeTradedFund		ETF
SLVP	iShares MSCI Global Silver and Metals Miners ETF ETF	ExchangeTradedFund		ETF
SLX	VanEck Vectors ETF Trust VanEck Vectors Steel ETF	ExchangeTradedFund		ETF
SLY	SPDR Series Trust SPDR S&P 600 Small Cap ETF	ExchangeTradedFund		ETF
SLYG	SPDR Series Trust SPDR S&P 600 Small Cap Growth ETF	ExchangeTradedFund		ETF
SLYV	SPDR Series Trust SPDR S&P 600 Small Cap Value ETF	ExchangeTradedFund		ETF
SM	SM Energy Company Capital Stock	CommonStock		Equity
SMAR	Smartsheet Inc. Class A common stock, no par value per share	CommonStock		Equity
SMB	VanEck Vectors Short Muni ETF	ExchangeTradedFund		ETF
SMBC	Southern Missouri Bancorp Inc COM USD.01	CommonStock		Equity
SMBK	SmartFinancial Inc COM USD1	CommonStock		Equity
SMCI	Super Micro Computer Inc COM USD.001	CommonStock		Equity
SMCP	AlphaMark Actively Managed Small Cap ETF ETF	ExchangeTradedFund		ETF
SMDD	ProShares Trust ProShares UltraPro Short MidCap400	ExchangeTradedFund		Equity
SMDV	ProShares Trust - ProShares Russell 2000 Dividend Growers ETF ETF	ExchangeTradedFund		ETF
SMDY	Syntax ETF Trust Syntax Stratified MidCap ETF	ExchangeTradedFund		ETF
SMED	Sharps Compliance Corp COM	CommonStock		Equity
SMFG	Sumitomo Mitsui Financial Group, Inc. American Depositary Shares (representing 1/5th of a share of common stock)	AdrCommon		Equity
SMG	The Scotts Miracle-Gro Company Commmon Stock	CommonStock		Equity
SMH	VanEck Vectors Semiconductor ETF ETF	ExchangeTradedFund		ETF
SMHB	UBS AG ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048	ExchangeTradedNote		ETF
SMHI	SEACOR Marine Holdings Inc. Common stock, par value $0.01	CommonStock		Equity
SMID	Smith-Midland Corp COM USD.01	CommonStock		Equity
SMIHU	Summit Healthcare Acquisition Corp UNIT	Unit		Equity
SMIN	iShares MSCI India Small-Cap ETF ETF	ExchangeTradedFund		ETF
SMIT	Schmitt Industries Inc COM NPV	CommonStock		Equity
SMLE	DBX ETF Trust Xtrackers S&P SmallCap 600 ESG ETF	ExchangeTradedFund		Equity
SMLF	iShares Trust iShares MSCI USA Small-Cap Multifactor ETF	ExchangeTradedFund		ETF
SMLP	Summit Midstream Partners, LP Common Units representing limited partner interests	CommonStock		Equity
SMLV	SPDR Series Trust SPDR SSGA US Small Cap Low Volatility Index ETF	ExchangeTradedFund		ETF
SMM	Salient Midstream & MLP Fund Common Shares of Beneficial Interest	CommonStock		Equity
SMMD	iShares Russell 2500 ETF ETF	ExchangeTradedFund		ETF
SMMF	Summit Financial Group Inc COM	CommonStock		Equity
SMMT	Summit Therapeutics PLC COM	CommonStock		Equity
SMMU	PIMCO ETF Trust PIMCO Short Term Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund		ETF
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF ETF	ExchangeTradedFund		ETF
SMN	ProShares Trust ProShares UltraShort Basic Materials	ExchangeTradedFund		Equity
SMOG	VanEck Vectors ETF Trust VanEck Vectors Low Carbon Energy ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SMP	Standard Motor Products, Inc. Common Stock	CommonStock		Equity
SMPL	Simply Good Foods Co (The) CL A COM USD.0001	CommonStock		Equity
SMSI	Smith Micro Software Inc COM USD.001	CommonStock		Equity
SMTC	Semtech Corp COM USD.01	CommonStock		Equity
SMTI	Sanara Medtech Inc COM USD.01	CommonStock		Equity
SMTS	Sierra Metals Inc. Common stock no par value	CommonStock		Equity
SMWB	Similarweb Ltd. Ordinary Shares	CommonStock		Equity
SNA	Snap-on Incorporated Common Stock	CommonStock		Equity
SNAP	Snap Inc. Class A common stock, $0.00001 par value per share	CommonStock		Equity
SNBR	Sleep Number Corp COM USD.01	CommonStock		Equity
SNCR	Synchronoss Technologies Inc COM USD.001	CommonStock		Equity
SNCY	Sun Country Airlines Holdings Inc COM	CommonStock		Equity
SND	Smart Sand Inc COM USD.001	CommonStock		Equity
SNDL	Sundial Growers Inc COM	CommonStock		Equity
SNDR	Schneider National, Inc. Class B Common Stock, no par value	CommonStock		Equity
SNDX	Syndax Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
SNES	SenesTech Inc COM USD.001	CommonStock		Equity
SNEX	Stonex Group Inc COM USD.01	CommonStock		Equity
SNFCA	Security National Financial Corp CL A COM NPV	CommonStock		Equity
SNGX	Soligenix Inc COM USD.01	CommonStock		Equity
SNGXW	Soligenix Inc WRRT	Warrant		Equity
SNII	Supernova Partners Acquisition Company II, Ltd. Class A Ordinary Shares	CommonStock		Equity
SNII.U	Supernova Partners Acquisition Company II, Ltd. Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	Unit	Units	Equity
SNII.WS	Supernova Partners Acquisition Company II, Ltd. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SNLN	Highland/iBoxx Senior Loan ETF ETF	ExchangeTradedFund		ETF
SNMP	Evolve Transition Infrastructure LP Common Units representing Class B Limited Liability Company Interests	CommonStock		Equity
SNN	Smith & Nephew plc American Depositary Shares, each represents 2 Ordinary Shares	AdrCommon		Equity
SNOA	Sonoma Pharmaceuticals Inc COM USD.00001	CommonStock		Equity
SNOW	Snowflake Inc. Class A Common Stock	CommonStock		Equity
SNP	China Petroleum & Chemical Corporation American Depositary Shares(Each representing 100 Ordinary H Shares)	AdrCommon		Equity
SNPE	DBX ETF Trust Xtrackers S&P 500 ESG ETF	ExchangeTradedFund		ETF
SNPR	Tortoise Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
SNPR.U	Tortoise Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fourth of one warrant	Unit	Units	Equity
SNPR.WS	Tortoise Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SNPS	Synopsys Inc COM USD.01	CommonStock		Equity
SNPX	Synaptogenix COM	CommonStock		Equity
SNR	New Senior Investment Group Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
SNRH	Senior Connect Acqisition Corp COM CL A	CommonStock		Equity
SNRHU	Senior Connect Acqisition Corp Unit	Unit		Equity
SNRHW	Senior Connect Acqisition Corp WT EXP 123127	Warrant		Equity
SNSE	Sensei Biotherapeutics Inc COM	CommonStock		Equity
SNSR	Global X Internet of Things ETF ETF	ExchangeTradedFund		ETF
SNUG	Merlyn.AI Tactical Growth & Income ETF ETF	ExchangeTradedFund		ETF
SNV	Synovus Financial Corp. Common Stock, par value $1.00 per share	CommonStock		Equity
SNVpD	Synovus Financial Corp. 6.300% Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D	PreferredStock	Preferred Class	Equity
SNVpE	Synovus Financial Corp. 5.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series E	PreferredStock	Preferred Class	Equity
SNX	SYNNEX Corporation Common Stock	CommonStock		Equity
SNY	Sanofi SPONSORED ADR	AdrCommon		Equity
SO	The Southern Company Common Stock	CommonStock		Equity
SOAC	Sustainable Opportunities Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
SOAC.U	Sustainable Opportunities Acquisition Corp. Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
SOAC.WS	Sustainable Opportunities Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SOCL	Global X Funds Global X Social Media ETF ETF	ExchangeTradedFund		ETF
SOFI	SoFi Technologies Inc COM	CommonStock		Equity
SOFIW	SoFi Technologies Inc WT EXP 060126	Warrant		Equity
SOGO	Sogou Inc. American Depositary Shares (each representing one Class A Ordinary Share)	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
SOGU	Collaborative Investment Series Trust The Short De-SPAC ETF	ExchangeTradedFund		Equity
SOHO	Sotherly Hotels Inc COM USD.01	CommonStock		Equity
SOHOB	Sotherly Hotels Inc PFD SER B	PreferredStock		Equity
SOHON	Sotherly Hotels Inc 8.25 CM PFD D	PreferredStock		Equity
SOHOO	Sotherly Hotels Inc PFD SER C 7.875	PreferredStock		Equity
SOHU	Sohu.com Ltd ADR	CommonStock		Equity
SOI	Solaris Oilfield Infrastructure, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
SOJB	The Southern Company Series 2016A 5.25% Junior Subordinated Notes due October 1, 2076	StructuredProduct		Equity
SOJC	The Southern Company Series 2017B 5.25% Junior Subordinated Notes due December 1, 2077	StructuredProduct		Equity
SOJD	The Southern Company Series 2020A 4.95% Junior Subordinated Notes due January 30, 2080	StructuredProduct		Equity
SOJE	The Southern Company Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060	StructuredProduct		Equity
SOL	ReneSola Ltd American Depositary Shares, each representing 10 shares	AdrCommon		Equity
SOLN	The Southern Company 2019 Series A Corporate Units	StructuredProduct		Equity
SOLO	Electrameccanica Vehicles Corp COM	CommonStock		Equity
SOLOW	Electrameccanica Vehicles Corp *W EXP 08/03/2023	Warrant		Equity
SOLY	Soliton Inc COM	CommonStock		Equity
SON	Sonoco Products Company Common Stock	CommonStock		Equity
SONM	Sonim Technologies Inc COM	CommonStock		Equity
SONN	Sonnet BioTherapeutics Holdings Inc COM	CommonStock		Equity
SONO	Sonos Inc COM	CommonStock		Equity
SONY	Sony Group Corporation American Depositary Shares (Each Representing One Share of Dollar Validated Common Stock)	AdrCommon		Equity
SOR	Source Capital, Inc. Common Stock	CommonStock		Equity
SOS	SOS Limited American Depositary Shares, each representing ten Class A Ordinary Shares	AdrCommon		Equity
SOXL	Direxion Shares ETF Trust Direxion Daily Semiconductor Bull 3X Shares	ExchangeTradedFund		ETF
SOXQ	Invesco PHLX Semiconductor ETF ETF	ExchangeTradedFund		Equity
SOXS	Direxion Shares ETF Trust Direxion Daily Semiconductor Bear 3X Shares	ExchangeTradedFund		ETF
SOXX	iShares Semiconductor ETF SMCDTR INDEX FD	ExchangeTradedFund		Equity
SOYB	Teucrium Commodity Trust Teucrium Soybean Fund	ExchangeTradedVehicle		ETF
SP	SP Plus Corp CL A USD.001	CommonStock		Equity
SPAB	SPDR Series Trust SPDR Portfolio Aggregate Bond ETF	ExchangeTradedFund		ETF
SPAK	ETF Series Solutions Defiance Next Gen SPAC Derived ETF	ExchangeTradedFund		ETF
SPAQ	Spartan Acquisition Corp. III Class A Common Stock	CommonStock		Equity
SPAQ.U	Spartan Acquisition Corp. III Units, each consisting of one share of Class A common stock and one-fourth of one warrant	Unit	Units	Equity
SPAQ.WS	Spartan Acquisition Corp. III Warrants, exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
SPAX	Tidal ETF Trust Robinson Alternative Yield Pre-merger SPAC ETF	ExchangeTradedFund		Equity
SPB	Spectrum Brands Holdings, Inc. Common Stock	CommonStock		Equity
SPBC	Simplify U.S. Equity PLUS GBTC ETF	ExchangeTradedFund		Equity
SPBO	SPDR Series Trust SPDR Portfolio Corporate Bond ETF	ExchangeTradedFund		ETF
SPCB	SuperCom Ltd ORD	CommonStock		Equity
SPCE	Virgin Galactic Holdings, Inc. Common Stock	CommonStock		Equity
SPCX	Collaborative Investment Series Trust The SPAC and New Issue ETF	ExchangeTradedFund		ETF
SPD	Simplify Exchange Traded Funds Simplify US Equity PLUS Downside Convexity ETF	ExchangeTradedFund		ETF
SPDN	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 1X Shares	ExchangeTradedFund		ETF
SPDV	ETF Series Solutions AAM S&P 500 High Dividend Value ETF	ExchangeTradedFund		ETF
SPDW	SPDR Index Shares Funds SPDR Portfolio Developed World ex-US ETF	ExchangeTradedFund		ETF
SPE	Special Opportunities Fund, Inc. Common Stock	CommonStock		Equity
SPEM	SPDR Index Shares Funds SPDR Portfolio Emerging Markets ETF	ExchangeTradedFund		ETF
SPEU	SPDR Index Shares Funds SPDR Portfolio Europe ETF	ExchangeTradedFund		ETF
SPEpB	Special Opportunities Fund, Inc. 3.50% Convertible Preferred Stock, Series B	StructuredProduct	Preferred Class	Equity
SPFF	Global X Funds Global X SuperIncome Preferred ETF	ExchangeTradedFund		ETF
SPFI	South Plains Financial Inc COM	CommonStock		Equity
SPFR	Jaws Spitfire Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
SPFR.U	Jaws Spitfire Acquisition Corporation Units, each consisting of one Class A ordinary share, and one-fourth of one redeemable warrant	Unit	Units	Equity
SPFR.WS	Jaws Spitfire Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
SPG	Simon Property Group, Inc. Common Stock	CommonStock		Equity
SPGI	S&P Global Inc. Common Stock	CommonStock		Equity
SPGM	SPDR Index Shares Funds SPDR Portfolio MSCI Global Stock Market ETF	ExchangeTradedFund		ETF
SPGP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 GARP ETF	ExchangeTradedFund		ETF
SPGS	Simon Property Group Acquisition Holdings, Inc. Class A Common Stock	CommonStock		Equity
SPGS.U	Simon Property Group Acquisition Holdings, Inc. Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
SPGS.WS	Simon Property Group Acquisition Holdings, Inc. Warrants, each exercisable for one Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
SPGpJ	Simon Property Group, Inc. 8 3/8% Series J Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SPH	Suburban Propane Partners, L.P. Common Units Representing Limited Partnership Interests	CommonStock		Equity
SPHB	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® High Beta ETF	ExchangeTradedFund		ETF
SPHD	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® High Dividend Low Volatility ETF	ExchangeTradedFund		ETF
SPHQ	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Quality ETF	ExchangeTradedFund		ETF
SPHY	SPDR Series Trust SPDR Portfolio High Yield Bond ETF	ExchangeTradedFund		ETF
SPI	SPI Energy Co Ltd COM USD.000001	CommonStock		Equity
SPIB	SPDR Series Trust SPDR Portfolio Intermediate Term Corporate Bond ETF	ExchangeTradedFund		ETF
SPIP	SPDR Series Trust SPDR Portfolio TIPS ETF	ExchangeTradedFund		ETF
SPKAU	SPK Acquisition Corp UNIT	Unit		Equity
SPKB	Silver Spike Acquisition Corp II ORD CL A	CommonStock		Equity
SPKBU	Silver Spike Acquisition Corp II UNITS	Unit		Equity
SPKBW	Silver Spike Acquisition Corp II WT EXP 022626	Warrant		Equity
SPKE	Spark Energy Inc CL A COM USD.01	CommonStock		Equity
SPKEP	Spark Energy Inc PFD SER A	PreferredStock		Equity
SPLB	SPDR Series Trust SPDR Portfolio Long Term Corporate Bond ETF	ExchangeTradedFund		ETF
SPLG	SPDR Series Trust SPDR Portfolio S&P 500 ETF	ExchangeTradedFund		ETF
SPLK	Splunk Inc COM USD.001	CommonStock		Equity
SPLP	Steel Partners Holdings L.P. Common Units	CommonStock		Equity
SPLPpA	Steel Partners Holdings L.P. 6.0% Series A Preferred Units, no par value	PreferredStock	Preferred Class	Equity
SPLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Low Volatility ETF	ExchangeTradedFund		ETF
SPMB	SPDR Series Trust SPDR Portfolio Mortgage Backed Bond ETF	ExchangeTradedFund		ETF
SPMD	SPDR Series Trust SPDR Portfolio S&P 400 Mid Cap ETF	ExchangeTradedFund		ETF
SPMO	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Momentum ETF	ExchangeTradedFund		ETF
SPMV	Invesco S&P 500 Minimum Variance ETF ETF	ExchangeTradedFund		ETF
SPNE	SeaSpine Holdings Corp COM USD.01	CommonStock		Equity
SPNS	Sapiens International Corp NV COM ANG1	CommonStock		Equity
SPNT	SiriusPoint Ltd. Common Shares,	CommonStock		Equity
SPNV	Supernova Partners Acquisition Company, Inc. Class A Common Stock	CommonStock		Equity
SPNV.U	Supernova Partners Acquisition Company, Inc. Units, each consisting of one share of Class A common stock and one-third of one warrant	Unit	Units	Equity
SPNV.WS	Supernova Partners Acquisition Company, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
SPOK	Spok Holdings Inc COM USD.0001	CommonStock		Equity
SPOT	Spotify Technology S.A. Ordinary shares, nominal value of 0.000625 per share	CommonStock		Equity
SPPI	Spectrum Pharmaceuticals Inc COM NPV	CommonStock		Equity
SPPP	Sprott Physical Platinum and Palladium Trust Units	ExchangeTradedVehicle		ETF
SPQQ	Siren Large Cap Blend Index ETF ETF	ExchangeTradedFund		ETF
SPR	Spirit Aerosystems Holdings, Inc. Class A Common Stock	CommonStock		Equity
SPRB	Spruce Biosciences Inc COM USD.0001	CommonStock		Equity
SPRE	Tidal ETF Trust SP Funds S&P Global REIT Sharia ETF	ExchangeTradedFund		ETF
SPRO	SPERO THERAPEUTICS INC COM USD.001	CommonStock		Equity
SPRQ	Spartan Acquisition Corp. II Class A Common Stock	CommonStock		Equity
SPRQ.U	Spartan Acquisition Corp. II Units, each consisting of one share of Class A common stock, and one-half of one warrant	Unit	Units	Equity
SPRQ.WS	Spartan Acquisition Corp. II Warrants, exercisable for one share of Class A Common Stock	Warrant	Warrants	Equity
SPRT	Support.com Inc COM USD.0001	CommonStock		Equity
SPSB	SPDR Series Trust SPDR Portfolio Short Term Corporate Bond ETF	ExchangeTradedFund		ETF
SPSC	SPS Commerce Inc COM USD.001	CommonStock		Equity
SPSK	Tidal ETF Trust SP Funds Dow Jones Global Sukuk ETF	ExchangeTradedFund		ETF
SPSM	SPDR Series Trust SPDR Portfolio S&P 600 Small Cap ETF	ExchangeTradedFund		ETF
SPT	Sprout Social Inc COM CL A	CommonStock		Equity
SPTI	SPDR Series Trust SPDR Portfolio Intermediate Term Treasury ETF	ExchangeTradedFund		ETF
SPTK	SportsTek Acquisition Corp COM CL A	CommonStock		Equity
SPTKU	SportsTek Acquisition Corp UNITS	Unit		Equity
SPTKW	SportsTek Acquisition Corp WT EXP 021628	Warrant		Equity
SPTL	SPDR Series Trust SPDR Portfolio Long Term Treasury ETF	ExchangeTradedFund		ETF
SPTM	SPDR Series Trust SPDR Portfolio S&P 1500 Composite Stock Market ETF	ExchangeTradedFund		ETF
SPTN	SpartanNash Co COM NPV	CommonStock		Equity
SPTS	SPDR Series Trust SPDR Portfolio Short Term Treasury ETF	ExchangeTradedFund		ETF
SPUC	Simplify Exchange Traded Funds Simplify US Equity PLUS Upside Convexity ETF	ExchangeTradedFund		ETF
SPUS	Tidal ETF Trust SP Funds S&P 500 Sharia Industry Exclusions ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SPUU	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 2X Shares	ExchangeTradedFund		ETF
SPVM	Invesco Exchange-Traded Fund Trust Invesco S&P Value with Momentum ETF	ExchangeTradedFund		ETF
SPVU	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® Enhanced Value ETF	ExchangeTradedFund		ETF
SPWH	Sportsmans Warehouse Holdings Inc COM USD.01	CommonStock		Equity
SPWR	SunPower Corp COM USD.001	CommonStock		Equity
SPXB	ProShares Trust ProShares S&P 500 Bond ETF	ExchangeTradedFund		ETF
SPXC	SPX Corporation Common Stock	CommonStock		Equity
SPXE	ProShares Trust ProShares S&P 500 Ex-Energy ETF	ExchangeTradedFund		ETF
SPXL	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 3X Shares	ExchangeTradedFund		ETF
SPXN	ProShares Trust ProShares S&P 500 Ex-Financials ETF	ExchangeTradedFund		ETF
SPXS	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 3X Shares	ExchangeTradedFund		Equity
SPXT	ProShares Trust ProShares S&P 500 Ex-Technology ETF	ExchangeTradedFund		ETF
SPXU	ProShares Trust ProShares UltraPro Short S&P500	ExchangeTradedFund		Equity
SPXV	ProShares Trust ProShares S&P 500 Ex-Health Care ETF	ExchangeTradedFund		ETF
SPXX	Nuveen S&P 500 Dynamic Overwrite Fund Common Shares of Beneficial Interest	CommonStock		Equity
SPXZ	Listed Funds Trust Morgan Creek Exos SPAC Originated ETF	ExchangeTradedFund		Equity
SPY	SPDR S&P 500 ETF Trust Units	ExchangeTradedFund		ETF
SPYC	Simplify Exchange Traded Funds Simplify US Equity PLUS Convexity ETF	ExchangeTradedFund		ETF
SPYD	SPDR Series Trust SPDR Portfolio S&P 500 High Dividend ETF	ExchangeTradedFund		ETF
SPYG	SPDR Series Trust SPDR Portfolio S&P 500 Growth ETF	ExchangeTradedFund		ETF
SPYV	SPDR Series Trust SPDR Portfolio S&P 500 Value ETF	ExchangeTradedFund		ETF
SPYX	SPDR Series Trust SPDR S&P 500 Fossil Fuel Reserves Free ETF	ExchangeTradedFund		ETF
SQ	Square, Inc. Class A Common Stock,	CommonStock		Equity
SQBG	Sequential Brands Group Inc COM NPV	CommonStock		Equity
SQEW	Two Roads Shared Trust LeaderShares Equity Skew ETF	ExchangeTradedFund		Equity
SQFT	Presidio Property Trust Inc COM CL C	CommonStock		Equity
SQFTP	Presidio Property Trust Inc 9.375 SER D PFD	PreferredStock		Equity
SQLV	Legg Mason Small-Cap Quality Value ETF ETF	ExchangeTradedFund		ETF
SQM	Sociedad Quimica y Minera de Chile S.A. American Depositary Shares (Each representing one Series B Share)	AdrCommon		Equity
SQNS	Sequans Communications S.A. American Depositary Shares, each representing four Ordinary Shares	AdrCommon		Equity
SQQQ	ProShares UltraPro Short QQQ ETF	ExchangeTradedFund		ETF
SQSP	Squarespace, Inc. Class A Common Stock	CommonStock		Equity
SQZ	SQZ Biotechnologies Company Common Stock	CommonStock		Equity
SR	Spire Inc. Common Stock	CommonStock		Equity
SRAC	Stable Road Acquisition Corp COM CL A	CommonStock		Equity
SRACU	Stable Road Acquisition Corp UNIT	Unit		Equity
SRACW	Stable Road Acquisition Corp Wrrt	Warrant		Equity
SRAX	SRAX Inc CL A COM USD.001	CommonStock		Equity
SRC	Spirit Realty Capital, Inc. Common stock	CommonStock		Equity
SRCE	1st Source Corp COM USD1	CommonStock		Equity
SRCL	Stericycle Inc COM USD.01	CommonStock		Equity
SRCpA	Spirit Realty Capital, Inc. 6.000% Series A Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
SRDX	Surmodics Inc COM USD.05	CommonStock		Equity
SRE	Sempra Energy Common Stock	CommonStock		Equity
SREA	Sempra Energy 5.750% Junior Subordinated Notes due 2079	StructuredProduct		Equity
SRET	Global X SuperDividend REIT ETF ETF	ExchangeTradedFund		ETF
SREV	ServiceSource International Inc COM USD.0001	CommonStock		Equity
SREpB	Sempra Energy 6.75% Mandatory Convertible Preferred Stock, Series B	StructuredProduct	Preferred Class	Equity
SRG	Seritage Growth Properties Class A common shares of beneficial interest	CommonStock		Equity
SRGA	Surgalign Holdings Inc COM USD.001	CommonStock		Equity
SRGpA	Seritage Growth Properties 7.00% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
SRI	Stoneridge, Inc. Common Shares	CommonStock		Equity
SRL	Scully Royalty Ltd. Common Shares	CommonStock		Equity
SRLN	SSGA Active Trust SPDR Blackstone Senior Loan ETF	ExchangeTradedFund		Equity
SRLP	Sprague Resources LP Common units representing limited partner interests	CommonStock		Equity
SRNE	Sorrento Therapeutics Inc COM USD0.0001	CommonStock		Equity
SRNG	Soaring Eagle Acquisition Corp COM CL A	CommonStock		Equity
SRNGU	Soaring Eagle Acquisition Corp UNITS	Unit		Equity
SRNGW	Soaring Eagle Acquisition Corp WTS	Warrant		Equity
SRPT	Sarepta Therapeutics Inc COM USD.0001	CommonStock		Equity
SRRA	Sierra Oncology Inc COM USD.001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SRRK	Scholar Rock Holding Corp COM	CommonStock		Equity
SRS	ProShares Trust ProShares UltraShort Real Estate	ExchangeTradedFund		Equity
SRSA	Sarissa Capital Acquisition Corp CL A	CommonStock		Equity
SRSAU	Sarissa Capital Acquisition Corp UNIT	Unit		Equity
SRSAW	Sarissa Capital Acquisition Corp WT EXP 102327	Warrant		Equity
SRT	StarTek, Inc. Common Stock	CommonStock		Equity
SRTS	Sensus Healthcare Inc COM USD.01	CommonStock		Equity
SRTY	ProShares Trust ProShares UltraPro Short Russell2000	ExchangeTradedFund		Equity
SRV	The Cushing MLP & Infrastructure Total Return Fund Common Shares of Beneficial Interest	CommonStock		Equity
SRVR	Pacer Funds Trust Pacer Benchmark Data & Infrastructure Real Estate SCTR ETF	ExchangeTradedFund		ETF
SRpA	Spire Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.90% Series A Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
SSAA	Science Strategic Acquisition Corp Alpha COM CL A	CommonStock		Equity
SSAAU	Science Strategic Acquisition Corp Alpha UNIT	Unit		Equity
SSAAW	Science Strategic Acquisition Corp. Alpha Warrant	Warrant		Equity
SSB	South State Corp COM USD5	CommonStock		Equity
SSBI	Summit State Bank COM	CommonStock		Equity
SSD	Simpson Manufacturing Co., Inc. Common Stock	CommonStock		Equity
SSG	ProShares Trust ProShares UltraShort Semiconductors	ExchangeTradedFund		Equity
SSKN	STRATA Skin Sciences Inc COM USD.001	CommonStock		Equity
SSL	Sasol Limited ADSs, each representing one ordinary share of no par value	AdrCommon		Equity
SSLY	Syntax ETF Trust Syntax Stratified SmallCap ETF	ExchangeTradedFund		ETF
SSNC	SS&C Technologies Holdings Inc COM USD.01	CommonStock		Equity
SSNT	SilverSun Technologies Inc COM	CommonStock		Equity
SSO	ProShares Trust ProShares Ultra S&P 500	ExchangeTradedFund		ETF
SSP	Scripps (E.W.) Co (The) CL A COM USD.01	CommonStock		Equity
SSPY	Syntax ETF Trust Syntax Stratified LargeCap ETF	ExchangeTradedFund		ETF
SSRM	SSR Mining Inc COM NPV	CommonStock		Equity
SSSS	Suro Capital Corp COM USD.01	CommonStock		Equity
SSTI	ShotSpotter Inc COM 0.005 USD	CommonStock		Equity
SSTK	Shutterstock, Inc. Common Stock	CommonStock		Equity
SSUS	Strategy Shares Day Hagan/Ned Davis Research Smart Sector ETF	ExchangeTradedFund		Equity
SSY	SunLink Health Systems Inc Common Stock	CommonStock		Equity
SSYS	Stratasys Ltd ORD SHR	CommonStock		Equity
ST	Sensata Technologies Holding plc Ordinary Shares	CommonStock		Equity
STAA	STAAR Surgical Co COM USD.01	CommonStock		Equity
STAF	Staffing 360 Solutions Inc COM USD.00001	CommonStock		Equity
STAG	STAG Industrial, Inc. Common Stock, $0.01 par value	CommonStock		Equity
STAR	iStar Inc. Common Stock	CommonStock		Equity
STARpD	iStar Inc. Series D Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
STARpG	iStar Inc. 7.65% Series G Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
STARpI	iStar Inc. 7.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
STBA	S&T Bancorp Inc COM NPV	CommonStock		Equity
STC	Stewart Information Services Corporation Common Stock	CommonStock		Equity
STCN	Steel Connect Inc COM USD.01	CommonStock		Equity
STE	STERIS plc Ordinary Shares	CommonStock		Equity
STEM	Stem, Inc. Common Stock	CommonStock		Equity
STEM.WS	Stem, Inc. Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	Warrant	Warrants	Equity
STEP	StepStone Group Inc COM CL A	CommonStock		Equity
STFC	State Auto Financial Corp COM USD5	CommonStock		Equity
STG	Sunlands Technology Group American Depositary Shares, each 25 ADSs represent one Class A ordinary share	AdrCommon		Equity
STIM	Neuronetics Inc COM	CommonStock		Equity
STIP	iShares Trust iShares 0-5 Year TIPS Bond ETF	ExchangeTradedFund		ETF
STK	Columbia Seligman Premium Technology Growth Fund, Inc. Common Stock, $0.01 par value	CommonStock		Equity
STKL	SunOpta Inc COM NPV	CommonStock		Equity
STKS	ONE Group Hospitality Inc (The) COM USD.0001	CommonStock		Equity
STL	Sterling Bancorp Common Stock, $0.01 par value	CommonStock		Equity
STLA	Stellantis N.V. Common Shares	CommonStock		Equity
STLC	ISHARES FACTORS US BLEND STYLE ETF ETF	ExchangeTradedFund		ETF
STLD	Steel Dynamics Inc COM USD.01	CommonStock		Equity
STLG	iShares Factors US Growth Style ETF ETF	ExchangeTradedFund		ETF
STLV	iShares Factors US Value Style ETF ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
STLpA	Sterling Bancorp Depositary Shares each representing ownership of a 1/40th interest in a share of 6.50% Non-Cumulative, Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
STM	STMicroelectronics N.V. New York Registry shs	NyRegisteredShare		Equity
STMB	ISHARES FACTORS US MID BLEND STYLE ETF ETF	ExchangeTradedFund		ETF
STMP	Stamps.com Inc COM USD.001	CommonStock		Equity
STN	Stantec Inc. Common Shares	CommonStock		Equity
STNC	The RBB Fund, Inc. Stance Equity ESG Large Cap Core ETF	ExchangeTradedFund		Equity
STNE	StoneCo Ltd COM CL A	CommonStock		Equity
STNG	Scorpio Tankers Inc. Common stock, par value $0.01 per share	CommonStock		Equity
STOK	Stoke Therapeutics Inc COM	CommonStock		Equity
STON	StoneMor Inc. Common Stock	CommonStock		Equity
STOR	STORE Capital Corporation Common Stock	CommonStock		Equity
STOT	SPDR DoubleLine Short Duration Total Return Tactical ETF ETF	ExchangeTradedFund		ETF
STPC	Star Peak Corp II Class A Common Stock	CommonStock		Equity
STPC.U	Star Peak Corp II Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
STPC.WS	Star Peak Corp II Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
STPZ	PIMCO ETF Trust PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund		Equity
STRA	Strategic Education Inc COM USD.01	CommonStock		Equity
STRE	Supernova Partners Acquisition Company III, Ltd. Class A Ordinary Shares	CommonStock		Equity
STRE.U	Supernova Partners Acquisition Company III, Ltd. Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
STRE.WS	Supernova Partners Acquisition Company III, Ltd. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
STRL	Sterling Construction Co Inc COM NPV	CommonStock		Equity
STRM	Streamline Health Solutions COM USD.01	CommonStock		Equity
STRO	Sutro Biopharma Inc COM	CommonStock		Equity
STRR	STAR EQUITY HOLDINGS INC COM USD.001	CommonStock		Equity
STRRP	STAR EQUITY HOLDINGS INC PFD SER A	PreferredStock		Equity
STRS	Stratus Properties Inc COM NPV	CommonStock		Equity
STRT	Strattec Security Corp COM USD.01	CommonStock		Equity
STSA	Satsuma Pharmaceuticals Inc COM USD0.0001	CommonStock		Equity
STSB	ISHARES FACTORS US SMALL BLEND STYLE ETF ETF	ExchangeTradedFund		ETF
STT	State Street Corporation Common Stock	CommonStock		Equity
STTK	Shattuck Labs Inc COM USD.0001	CommonStock		Equity
STTpD	State Street Corporation Depository Shares, each representing a 1/4000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, without par value per sh	PreferredStock	Preferred Class	Equity
STTpG	State Street Corporation Depositary shares, each representing a 1/4,000th ownership interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series G	PreferredStock	Preferred Class	Equity
STWD	Starwood Property Trust, Inc. Common Stock	CommonStock		Equity
STWO	ACON S2 Acquisition Corp COM USD	CommonStock		Equity
STWOU	ACON S2 Acquisition Corp UNITS	Unit		Equity
STWOW	ACON S2 Acquisition Corp WT EXP	Warrant		Equity
STX	Seagate Technology Holdings plc COM USD.00001	CommonStock		Equity
STXB	Spirit of Texas Bancshares Inc COM	CommonStock		Equity
STXS	Stereotaxis, Inc. Common Stock, $.001 Par Value	CommonStock		Equity
STZ	Constellation Brands, Inc. Class A Common Stock	CommonStock		Equity
STZ.B	Constellation Brands, Inc. Class B Common Stock	CommonStock	Class	Equity
SU	Suncor Energy Inc. Common Shares	CommonStock		Equity
SUB	iShares Trust iShares Short-Term National Muni Bond ETF	ExchangeTradedFund		ETF
SUBZ	Listed Funds Trust Roundhill Streaming Services & Technology ETF	ExchangeTradedFund		Equity
SUI	Sun Communities, Inc. Common Stock	CommonStock		Equity
SULR	SmartETFs Sustainable Energy II ETF ETF	ExchangeTradedFund		ETF
SUM	Summit Materials, Inc. Class A Common Stock,	CommonStock		Equity
SUMO	Sumo Logic Inc COM USD.0001	CommonStock		Equity
SUMR	Summer Infant Inc COM	CommonStock		Equity
SUN	Sunoco LP Common units representing limited partner interests	CommonStock		Equity
SUNS	SLR Senior Investment Corp COM USD.01	CommonStock		Equity
SUNW	Sunworks Inc COM USD.001	CommonStock		Equity
SUP	Superior Industries International, Inc. Common Stock (California)	CommonStock		Equity
SUPN	Supernus Pharmaceuticals Inc COM USD.001	CommonStock		Equity
SUPV	Grupo Supervielle S.A. American Depositary Shares (each representing five Class B shares)	AdrCommon		Equity
SURF	Surface Oncology Inc COM USD 0.0001	CommonStock		Equity
SUSA	iShares Trust iShares MSCI USA ESG Select ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SUSB	iShares ESG Aware 1-5 Year USD Corporate Bond ETF	ExchangeTradedFund		ETF
SUSC	iShares Trust iShares ESG Aware USD Corporate Bond ETF ETF	ExchangeTradedFund		ETF
SUSL	iShares Trust - iShares ESG MSCI USA Leaders ETF ETF	ExchangeTradedFund		ETF
SUZ	Suzano S.A. American Depositary Shares (each representing One Ordinary Share)	AdrCommon		Equity
SV	Spring Valley Acquisition Corp COM CL A	CommonStock		Equity
SVAC	Starboard Value Acquisition Corp COM CL A	CommonStock		Equity
SVACU	Starboard Value Acquisition Corp UNIT	Unit		Equity
SVACW	Starboard Value Acquisition Corp WT EXP 091027	Warrant		Equity
SVAL	Ishares Us Small Cap Value Factor ETF ETF	ExchangeTradedFund		ETF
SVBI	Severn Bancorp Inc COM USD.01	CommonStock		Equity
SVC	Service Properties Trust COM USD.01	CommonStock		Equity
SVFA	SVF Investment Corp CL A	CommonStock		Equity
SVFAU	SVF Investment Corp UNIT	Unit		Equity
SVFAW	SVF Investment Corp WT EX	Warrant		Equity
SVFB	SVF Investment Corp 2 CL A SHS	CommonStock		Equity
SVFC	SVF Investment Corp 3 CL A SHS	CommonStock		Equity
SVFD	Save Foods, Inc. Common Stock	CommonStock		Equity
SVM	Silvercorp Metals Inc. Common shares without par value	CommonStock		Equity
SVOK	Seven Oaks Acquisition Corp COM	CommonStock		Equity
SVOKU	Seven Oaks Acquisition Corp UNITS	Unit		Equity
SVOKW	Seven Oaks Acquisition Corp WT EXP 122225	Warrant		Equity
SVOL	Simplify Exchange Traded Funds Simplify Volatility Premium ETF	ExchangeTradedFund		Equity
SVRA	Savara Inc COM USD.001	CommonStock		Equity
SVSVU	Spring Valley Acquisition Corp UNITS	Unit		Equity
SVSVW	Spring Valley Acquisition Corp WT EXP 052027	Warrant		Equity
SVT	Servotronics Inc Common Stock	CommonStock		Equity
SVVC	Firsthand Technology Value Fund Inc COM USD.001	CommonStock		Equity
SVXY	ProShares Short VIX Short-Term Futures ETF ETF	ExchangeTradedFund		Equity
SWAN	Amplify ETF Trust Amplify BlackSwan Growth & Treasury Core ETF	ExchangeTradedFund		ETF
SWAV	ShockWave Medical Inc COM	CommonStock		Equity
SWBI	Smith & Wesson Brands Inc COM USD.001	CommonStock		Equity
SWBK	Switchback II Corporation Class A Ordinary Shares	CommonStock		Equity
SWBK.U	Switchback II Corporation Units, each consisting of one Class A ordinary share and one fifth of one redeemable warrant	Unit	Units	Equity
SWBK.WS	Switchback II Corporation Warrants, exercisable for one share of Class A Ordinary Share	Warrant	Warrants	Equity
SWCH	Switch, Inc. Class A common stock, par value $0.001 per share	CommonStock		Equity
SWET	Athlon Acquisition Corp COM CL A	CommonStock		Equity
SWETU	Athlon Acquisition Corp UNITS	Unit		Equity
SWETW	Athlon Acquisition Corp WT EXP 011226	Warrant		Equity
SWI	SolarWinds Corporation Common Stock	CommonStock		Equity
SWIM	Latham Group Inc COM	CommonStock		Equity
SWIR	Sierra Wireless Inc COM NPV	CommonStock		Equity
SWK	Stanley Black & Decker, Inc. Common Stock	CommonStock		Equity
SWKH	SWK Holdings Corp COM USD.001	CommonStock		Equity
SWKS	Skyworks Solutions Inc COM USD.25	CommonStock		Equity
SWM	Schweitzer-Mauduit International, Inc. Common Stock	CommonStock		Equity
SWN	Southwestern Energy Company Common Stock	CommonStock		Equity
SWT	Stanley Black & Decker, Inc. Corporate Units	StructuredProduct		Equity
SWTX	SpringWorks Therapeutics Inc COM	CommonStock		Equity
SWX	Southwest Gas Holdings, Inc. Common Stock	CommonStock		Equity
SWZ	The Swiss Helvetia Fund, Inc. Common Stock	CommonStock		Equity
SXC	SunCoke Energy, Inc. Common Stock	CommonStock		Equity
SXI	Standex International Corporation Common Stock	CommonStock		Equity
SXQG	Exchange Traded Concepts Trust 6 Meridian Quality Growth ETF	ExchangeTradedFund		Equity
SXT	Sensient Technologies Corporation Common Stock	CommonStock		Equity
SXTC	China SXT Pharmaceuticals Inc COM 0.001	CommonStock		Equity
SY	So-Young International Inc ADS	AdrCommon		Equity
SYBT	Stock Yards Bancorp Inc COM NPV	CommonStock		Equity
SYBX	Synlogic Inc COM USD.0001	CommonStock		Equity
SYF	Synchrony Financial Common Stock	CommonStock		Equity
SYFpA	Synchrony Financial Depositary Shares, each Representing a 1/40th Interest in a Share of 5.625% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
SYK	Stryker Corporation Common Stock	CommonStock		Equity
SYKE	Sykes Enterprises Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
SYLD	Cambria Shareholder Yield ETF ETF	ExchangeTradedFund		ETF
SYN	Synthetic Biologics Inc. Common Stock	CommonStock		Equity
SYNA	Synaptics Inc COM NPV	CommonStock		Equity
SYNH	Syneos Health Inc CL A COM NPV	CommonStock		Equity
SYNL	Synalloy Corp COM USD1	CommonStock		Equity
SYPR	Sypris Solutions Inc COM USD.01	CommonStock		Equity
SYRS	Syros Pharmaceuticals Inc COM USD.001	CommonStock		Equity
SYTA	Siyata Mobile Inc COM NPV	CommonStock		Equity
SYTAW	Siyata Mobile Inc Wrrt	Warrant		Equity
SYUS	Syntax ETF Trust Syntax Stratified U.S. Total Market ETF	ExchangeTradedFund		Equity
SYY	Sysco Corporation Common Stock	CommonStock		Equity
SZC	The Cushing NextGen Infrastructure Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
SZK	ProShares Trust ProShares UltraShort Consumer Goods	ExchangeTradedFund		Equity
SZNE	Pacer Funds Trust Pacer CFRA-Stovall Equal Weight Seasonal Rotation ETF	ExchangeTradedFund		ETF
T	AT&T Inc. Common Stock	CommonStock		Equity
TA	TravelCenters Of America Inc COM USD.00001	CommonStock		Equity
TAAG	Collaborative Investment Series Trust Trend Aggregation Growth ETF	ExchangeTradedFund		ETF
TAC	TransAlta Corporation Common Shares	CommonStock		Equity
TACA	Trepont Acquisition Corp I Class A Ordinary Shares	CommonStock		Equity
TACA.U	Trepont Acquisition Corp I Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	Unit	Units	Equity
TACA.WS	Trepont Acquisition Corp I Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
TACE	Collaborative Investment Series Trust Trend Aggregation Conservative ETF	ExchangeTradedFund		ETF
TACO	Del Taco Restaurants Inc COM USD.0001	CommonStock		Equity
TACT	TransAct Technologies Inc COM USD.01	CommonStock		Equity
TADS	Collaborative Investment Series Trust The Active Dividend Stock ETF	ExchangeTradedFund		Equity
TAEQ	TREND AGGREGATION US ETF ETF	ExchangeTradedFund		ETF
TAGS	Teucrium Commodity Trust Teucrium Agricultural Fund	ExchangeTradedVehicle		ETF
TAIL	CAMBRIA TAIL RISK ETF ETF	ExchangeTradedFund		ETF
TAIT	Taitron Components Inc CL A COM USD.001	CommonStock		Equity
TAK	Takeda Pharmaceutical Company Limited American Depositary Shares (each representing 1/2 of a share of Common Stock)	AdrCommon		Equity
TAL	TAL Education Group American Depositary Shares (each representing 0.3333 of a share of Class A Common Shares)	AdrCommon		Equity
TALK	Talkspace, Inc. Common Stock	CommonStock		Equity
TALKW	Talkspace, Inc. Warrant	Warrant		Equity
TALO	Talos Energy Inc. Common Stock	CommonStock		Equity
TALS	Talaris Therapeutics Inc COM USD.0001	CommonStock		Equity
TAN	Invesco Exchange-Traded Fund Trust II Invesco Solar ETF	ExchangeTradedFund		ETF
TANH	Tantech Holdings Ltd COM USD.001	CommonStock		Equity
TANNI	TravelCenters of America Inc 8.25 Senior Notes due 2028 STRUCT PRODUCT	Unknown		Equity
TANNL	TravelCenters of America Inc 8.0 Senior Notes due 2029 STRUCT PRODUCT	Unknown		Equity
TANNZ	TravelCenters of America Inc 8.00 Senior Notes due 2030 STRUCT PRODUCT	Unknown		Equity
TAOP	Taoping Inc COM USD.01	CommonStock		Equity
TAP	Molson Coors Beverage Company Class B Common Stock	CommonStock		Equity
TAP.A	Molson Coors Beverage Company Class A Common Stock	CommonStock	Class	Equity
TARA	Protara Therapeutics Inc COM	CommonStock		Equity
TARO	Taro Pharmaceutical Industries Ltd. Ordinary Shares	CommonStock		Equity
TARS	Tarsus Pharmaceuticals Inc COM USD.0001	CommonStock		Equity
TASK	TaskUs Inc COM CL A	CommonStock		Equity
TAST	Carrols Restaurant Group Inc COM USD.01	CommonStock		Equity
TATT	TAT Technologies Ltd ORD ILS.15	CommonStock		Equity
TAXF	American Century ETF Trust American Century Diversified Municipal Bond ETF	ExchangeTradedFund		ETF
TAYD	Taylor Devices Inc COM USD.025	CommonStock		Equity
TBA	Thoma Bravo Advantage Class A Ordinary Shares	CommonStock		Equity
TBB	AT&T Inc. 5.350% Global Notes due 2066	StructuredProduct		Equity
TBBK	Bancorp Inc (The) COM	CommonStock		Equity
TBC	AT&T Inc. 5.625% Global Notes due 2067	StructuredProduct		Equity
TBCP	Thunder Bridge Capital Partners III Inc COM CL A	CommonStock		Equity
TBCPU	Thunder Bridge Capital Partners III Inc UNITS	Unit		Equity
TBCPW	Thunder Bridge Capital Partners III Inc WT EXP 021528	Warrant		Equity
TBF	ProShares Trust ProShares Short 20+ Year Treasury	ExchangeTradedFund		ETF
TBI	TrueBlue, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
TBIO	Translate Bio Inc COM	CommonStock		Equity
TBJL	Innovator 20 Year Treasury Bond 9 Buffer ETF July ETF	ExchangeTradedFund		ETF
TBK	Triumph Bancorp Inc COM USD0.01	CommonStock		Equity
TBKCP	Triumph Bancorp Inc 7.125 DP SH PF C	PreferredStock		Equity
TBLT	Toughbuilt Industries Inc COM	CommonStock		Equity
TBLTW	Toughbuilt Industries Inc WRRT	Warrant		Equity
TBNK	Territorial Bancorp Inc COM USD.01	CommonStock		Equity
TBPH	Theravance Biopharma Inc COM USD.00001	CommonStock		Equity
TBSA	TB SA Acquisition Corp COM	CommonStock		Equity
TBSAU	TB SA Acquisition Corp UNITS	Unit		Equity
TBSAW	TB SA Acquisition Corp Wrrt	Warrant		Equity
TBT	ProShares Trust ProShares UltraShort 20+ Year Treasury	ExchangeTradedFund		ETF
TBX	ProShares Trust ProShares Short 7-10 Year Treasury	ExchangeTradedFund		ETF
TC	Tuanche Co Ltd ADR	AdrCommon		Equity
TCAC	Tuatara Capital Acquisition Corp COM CL A	CommonStock		Equity
TCACU	Tuatara Capital Acquisition Corp UNITS	Unit		Equity
TCACW	Tuatara Capital Acquisition Corp WT EXP 021126	Warrant		Equity
TCBI	Texas Capital Bancshares Inc COM	CommonStock		Equity
TCBIO	Texas Capital Bancshares Inc 5.75 DEP PFD B	PreferredStock		Equity
TCBK	TriCo Bancshares COM NPV	CommonStock		Equity
TCDA	Tricida Inc COM	CommonStock		Equity
TCFC	The Community Financial Corporation COM USD0.01	CommonStock		Equity
TCHP	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Blue Chip Growth ETF	ExchangeTradedFund		ETF
TCI	Transcontinental Realty Investors, Inc. Common Stock	CommonStock		Equity
TCMD	Tactile Systems Technology Inc COM USD.001	CommonStock		Equity
TCOM	Trip com Group Ltd ADR	AdrCommon		Equity
TCON	TRACON Pharmaceuticals Inc COM USD.001	CommonStock		Equity
TCPC	Blackrock TCP Capital Corp COM USD.001	CommonStock		Equity
TCRR	TCR2 Therapeutics Inc COM	CommonStock		Equity
TCS	The Container Store Group, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
TCTL	Premise Capital Diversified Tactical ETF ETF	ExchangeTradedFund		ETF
TCVA	TCV Acquisition Corp COM CL A	CommonStock		Equity
TCX	Tucows Inc CL A COM NPV	CommonStock		Equity
TD	The Toronto-Dominion Bank Common Shares	CommonStock		Equity
TDA	Telephone and Data Systems, Inc. 5.875% Senior Notes due 2061	StructuredProduct		Equity
TDAC	Trident Acquisitions Corp COM	CommonStock		Equity
TDACU	Trident Acquisitions Corp UNITS	Unit		Equity
TDACW	Trident Acquisitions Corp WRRT	Warrant		Equity
TDC	Teradata Corporation Common Stock	CommonStock		Equity
TDF	Templeton Dragon Fund, Inc. Common Stock	CommonStock		Equity
TDG	TransDigm Group Incorporated Common Stock	CommonStock		Equity
TDI	Telephone and Data Systems, Inc. 6.625% Senior Notes due March 31, 2045	StructuredProduct		Equity
TDIV	First Trust Exchange Traded Fund VI First Trust NASDAQ Technology Dividend Index Fund ETF	ExchangeTradedFund		ETF
TDOC	Teladoc Health, Inc. Common Stock	CommonStock		Equity
TDS	Telephone and Data Systems, Inc. Common Shares	CommonStock		Equity
TDSA	Exchange Listed Funds Trust Cabana Target Drawdown 5 ETF	ExchangeTradedFund		ETF
TDSB	Exchange Listed Funds Trust Cabana Target Drawdown 7 ETF	ExchangeTradedFund		ETF
TDSC	Exchange Listed Funds Trust Cabana Target Drawdown 10 ETF	ExchangeTradedFund		ETF
TDSD	Exchange Listed Funds Trust Cabana Target Drawdown 13 ETF	ExchangeTradedFund		ETF
TDSE	Exchange Listed Funds Trust Cabana Target Drawdown 16 ETF	ExchangeTradedFund		ETF
TDSpU	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TDTF	FlexShares Trust FlexShares iBoxx 5-Year Target Duration TIPS Index Fund	ExchangeTradedFund		ETF
TDTT	FlexShares Trust FlexShares iBoxx 3-Year Target Duration TIPS Index Fund	ExchangeTradedFund		ETF
TDUP	ThredUp Inc COM CL A	CommonStock		Equity
TDV	ProShares S&P Technology Dividend Aristocrats ETF ETF	ExchangeTradedFund		ETF
TDVG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Dividend Growth ETF	ExchangeTradedFund		ETF
TDW	Tidewater Inc. Common Stock	CommonStock		Equity
TDW.WS	Tidewater Inc. Warrants to purchase common stock (expiring 11/14/2024)	Warrant	Warrants	Equity
TDW.WS.A	Tidewater Inc. Tidewater Inc. Series A Warrants	Warrant	Warrants Class	Equity
TDW.WS.B	Tidewater Inc. Tidewater Inc. Series B Warrants	Warrant	Warrants Class	Equity
TDY	Teledyne Technologies Incorporated Common Stock	CommonStock		Equity
TEAF	Tortoise Essential Assets Income Term Fund Common shares of beneficial interest	CommonStock		Equity
TEAM	Atlassian Corp Plc CL A ORD USD.1	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
TECB	iShares Trust iShares U.S. Tech Breakthrough Multisector ETF	ExchangeTradedFund		ETF
TECH	Bio-Techne Corp COM USD.01	CommonStock		Equity
TECK	Teck Resources Limited Class B Subordinate Voting Shares	CommonStock		Equity
TECL	Direxion Shares ETF Trust Direxion Daily Technology Bull 3X Shares	ExchangeTradedFund		ETF
TECS	Direxion Shares ETF Trust Direxion Daily Technology Bear 3X Shares	ExchangeTradedFund		ETF
TECTP	Tectonic Financial Inc NON-CUM PFD B	PreferredStock		Equity
TEDU	Tarena International Inc ADR	AdrCommon		Equity
TEF	Telefonica S.A. American Depositary Shares (Each representing One share of Capital Stock)	AdrCommon		Equity
TEGS	TREND AGGREGATION ESG ETF ETF	ExchangeTradedFund		ETF
TEI	Templeton Emerging Markets Income Fund Shares of Beneficial Interest	CommonStock		Equity
TEKK	Tekkorp Digital Acquisition Corp CL A	CommonStock		Equity
TEKKU	Tekkorp Digital Acquisition Corp UNITS	Unit		Equity
TEKKW	Tekkorp Digital Acquisition Corp WT EXP 102627	Warrant		Equity
TEL	TE Connectivity Ltd. Registered Shares	CommonStock		Equity
TELA	TELA Bio Inc COM	CommonStock		Equity
TELL	Tellurian Inc COM	CommonStock		Equity
TEN	Tenneco Inc. Class A Voting Common Stock	CommonStock		Equity
TENB	Tenable Holdings Inc COM	CommonStock		Equity
TENG	Direxion Shares ETF Trust Direxion Daily 5G Communications Bull 2X Shares	ExchangeTradedFund		Equity
TENX	Tenax Therapeutics Inc COM USD.01	CommonStock		Equity
TEO	Telecom Argentina S.A. American Depositary Shares (Each representing five Class B Ordinary Shares)	AdrCommon		Equity
TEQI	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Equity Income ETF	ExchangeTradedFund		ETF
TER	Teradyne Inc. COM USD.125	CommonStock		Equity
TERM	First Trust Exchange-Traded Fund VIII EquityCompass Tactical Risk Manager ETF	ExchangeTradedFund		ETF
TERN	Terns Pharmaceuticals Inc COM	CommonStock		Equity
TESS	TESSCO Technologies Inc COM USD.01	CommonStock		Equity
TETC	Tech and Energy Transition Corp COM	CommonStock		Equity
TETCU	Tech and Energy Transition Corp UNITS	Unit		Equity
TETCW	Tech and Energy Transition Corp Wrrt	Warrant		Equity
TEVA	Teva Pharmaceutical Industries Limited American Depositary Shares, each representing one Ordinary Share	AdrCommon		Equity
TEX	Terex Corporation Common Stock	CommonStock		Equity
TFC	Truist Financial Corporation Common Stock	CommonStock		Equity
TFCpI	Truist Financial Corporation Depositary Shares each representing 1/4,000th interest in a share of Series I Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TFCpO	Truist Financial Corporation Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series O Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TFCpR	Truist Financial Corporation Depositary Shares, each representing 1/1,000th interest in a share of Series R Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
TFFP	TFF Pharmaceuticals Inc COM USD0.001	CommonStock		Equity
TFI	SPDR Series Trust SPDR Nuveen Bloomberg Barclays Municipal Bond ETF	ExchangeTradedFund		ETF
TFII	TFI International Inc. Common Shares	CommonStock		Equity
TFIV	Global X Funds - Global X TargetIncome 5 ETF ETF	ExchangeTradedFund		ETF
TFJL	Innovator 20 Year Treasury Bond 5 Floor ETF July ETF	ExchangeTradedFund		ETF
TFLO	iShares Trust iShares Treasury Floating Rate Bond ETF	ExchangeTradedFund		ETF
TFLT	Global X Funds - Global X TargetIncome Plus 2 ETF ETF	ExchangeTradedFund		ETF
TFSA	Terra Income Fund 6, Inc. 7.00% Notes due 2026	StructuredProduct		Equity
TFSL	TFS Financial Corp COM USD.01	CommonStock		Equity
TFX	Teleflex Incorporated Common Stock	CommonStock		Equity
TG	Tredegar Corporation Common Stock	CommonStock		Equity
TGA	TransGlobe Energy Corp COM NPV	CommonStock		Equity
TGB	Taseko Mines Limited Common Shares	CommonStock		Equity
TGH	Textainer Group Holdings Limited Common Share	CommonStock		Equity
TGHpA	Textainer Group Holdings Limited Depositary Shares, each representing a 1/1000th interest in a share of 7.000% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TGI	Triumph Group, Inc. Common Stock	CommonStock		Equity
TGIF	Tidal ETF Trust SoFi Weekly Income ETF	ExchangeTradedFund		ETF
TGLS	Tecnoglass Inc ORD USD.0001	CommonStock		Equity
TGNA	TEGNA Inc. Common Stock	CommonStock		Equity
TGP	Teekay LNG Partners L.P. Common Stock	CommonStock		Equity
TGPpA	Teekay LNG Partners L.P. 9.00% Series A Cumulative Redeemable Perpetual Preferred Units, representing limited partner interests	PreferredStock	Preferred Class	Equity
TGPpB	Teekay LNG Partners L.P. 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	PreferredStock	Preferred Class	Equity
TGRW	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Growth Stock ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
TGS	Transportadora de Gas del Sur S.A. American Depositary Shares (Each representing five Class B Shares)	AdrCommon		Equity
TGT	Target Corporation Common Stock	CommonStock		Equity
TGTX	TG Therapeutics Inc COM USD.001	CommonStock		Equity
TH	Target Hospitality Corp COM	CommonStock		Equity
THC	Tenet Healthcare Corporation Common Stock	CommonStock		Equity
THCA	Tuscan Holdings Corp II COM USD0.0001	CommonStock		Equity
THCAU	Tuscan Holdings Corp II UNIT	Unit		Equity
THCAW	Tuscan Holdings Corp II WT EXP 040126	Warrant		Equity
THCB	Tuscan Holdings Corp COM	CommonStock		Equity
THCBU	Tuscan Holdings Corp UNITS	Unit		Equity
THCBW	Tuscan Holdings Corp Wrrts	Warrant		Equity
THCX	Spinnaker ETF Series The Cannabis ETF	ExchangeTradedFund		ETF
THD	iShares Inc. iShares MSCI Thailand ETF	ExchangeTradedFund		ETF
THFF	First Financial Corp/IN COM NPV	CommonStock		Equity
THG	The Hanover Insurance Group, Inc. Common Stock	CommonStock		Equity
THM	International Tower Hill Mines Ltd Common Shares	CommonStock		Equity
THMA	Thimble Point Acquisition Corp COM CL A	CommonStock		Equity
THMAU	Thimble Point Acquisition Corp UNITS	Unit		Equity
THMAW	Thimble Point Acquisition Corp WT EXP 020426	Warrant		Equity
THMO	ThermoGenesis Holdings Inc COM NPV	CommonStock		Equity
THNQ	Exchange Traded Concepts Trust ROBO Global Artificial Intelligence ETF	ExchangeTradedFund		ETF
THO	Thor Industries, Inc. Common Stock	CommonStock		Equity
THQ	Tekla Healthcare Opportunities Fund Shares of Beneficial Interest	CommonStock		Equity
THR	Thermon Group Holdings, Inc. Common Stock	CommonStock		Equity
THRM	Gentherm Inc COM NPV	CommonStock		Equity
THRY	Thryv Holdings Inc COM NEW	CommonStock		Equity
THS	TreeHouse Foods, Inc. Common Stock	CommonStock		Equity
THTX	Theratechnologies Inc COM NPV	CommonStock		Equity
THW	Tekla World Healthcare Fund Shares of Beneficial Interest, par value $.01 per share	CommonStock		Equity
THWWW	Target Hospitality Corp WT EXP 3/15/2024	Warrant		Equity
THY	Toews Agility Shares Dynamic Tactical Income ETF ETF	ExchangeTradedFund		Equity
TIG	Trean Insurance Group Inc COM	CommonStock		Equity
TIGO	Millicom International Cellular SA COM USD2	CommonStock		Equity
TIGR	UP Fintech Holding Ltd ADR	CommonStock		Equity
TIL	Instil Bio Inc COM	CommonStock		Equity
TILE	Interface Inc COM USD.01	CommonStock		Equity
TILT	FlexShares Morningstar US Market Factors Tilt Index Fund ETF	ExchangeTradedFund		ETF
TIMB	TIM S.A. American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Common Shares	AdrCommon		Equity
TINV	Tiga Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TINV.U	Tiga Acquisition Corp. Units, each consisting of one Class A ordinary share and one half of one warrant	Unit	Units	Equity
TINV.WS	Tiga Acquisition Corp. Warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TIOA	Tio Tech A ORD SHS	CommonStock		Equity
TIOAU	Tio Tech A UNITS	Unit		Equity
TIOAW	Tio Tech A WT EXP 041228	Warrant		Equity
TIP	iShares Trust iShares TIPS Bond ETF	ExchangeTradedFund		ETF
TIPT	Tiptree Inc COM	CommonStock		Equity
TIPX	SPDR Series Trust SPDR Bloomberg Barclays 1-10 Year TIPS ETF	ExchangeTradedFund		ETF
TIPZ	PIMCO ETF Trust PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund		ETF
TIRX	Tian Ruixiang Holdings Ltd COM CL A	CommonStock		Equity
TISI	Team, Inc. Common stock, $0.30 par value	CommonStock		Equity
TITN	Titan Machinery Inc COM USD.00001	CommonStock		Equity
TIXT	TELUS International (Cda) Inc. Subordinate Voting Shares	CommonStock		Equity
TJX	The TJX Companies, Inc. Common Stock	CommonStock		Equity
TK	Teekay Corporation Common Stock	CommonStock		Equity
TKAT	Takung Art Co. Ltd Common Stock par value $0.001 per share	CommonStock		Equity
TKC	Turkcell Iletisim Hizmetleri A.S. American Depositary Shares (Each representing 2 1/2 Tradable Shares)	AdrCommon		Equity
TKR	The Timken Company Common Stock	CommonStock		Equity
TLC	Taiwan Liposome Company Ltd ADS	AdrCommon		Equity
TLGA	TLG Acquisition One Corp. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
TLGA.U	TLG Acquisition One Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
TLGA.WS	TLG Acquisition One Corp. Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TLGT	Teligent Inc COM USD.01	CommonStock		Equity
TLH	iShares Trust iShares 10-20 Year Treasury Bond ETF	ExchangeTradedFund		ETF
TLIS	Talis Biomedical Corp COM	CommonStock		Equity
TLK	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia American Depositary Shares (Each representing 100 Series B Shares)	AdrCommon		Equity
TLMD	SOC Telemed Inc COM CL A	CommonStock		Equity
TLMDW	SOC Telemed Inc WT EXP 113025	Warrant		Equity
TLND	Talend SA SPON ADR	AdrCommon		Equity
TLRY	Tilray Inc COM CL 2	CommonStock		Equity
TLS	Telos Corp/MD COM USD0.001	CommonStock		Equity
TLSA	Tiziana Life Sciences PLC ADS	AdrCommon		Equity
TLT	iShares 20 Plus Year Treasury Bond ETF ETF	ExchangeTradedFund		ETF
TLTD	FlexShares Trust FlexShares Morningstar Developed Markets ex-US Factor Tilt Index Fund	ExchangeTradedFund		ETF
TLTE	FlexShares Trust FlexShares Morningstar Emerging Markets Factor Tilt Index Fund	ExchangeTradedFund		ETF
TLYS	Tilly's, Inc. Class A Common Stock, $0.001 par value per share	CommonStock		Equity
TM	Toyota Motor Corporation American Depositary Shares(Each representing two shares of Common Stock)	AdrCommon		Equity
TMAC	The Music Acquisition Corporation Class A Common Stock	CommonStock		Equity
TMAC.U	The Music Acquisition Corporation Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	Unit	Units	Equity
TMAC.WS	The Music Acquisition Corporation Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
TMAT	Main Thematic Innovation ETF ETF	ExchangeTradedFund		Equity
TMBR	Timber Pharmaceuticals, Inc. Common Stock	CommonStock		Equity
TMCI	Treace Medical Concepts Inc COM	CommonStock		Equity
TMDI	Titan Medical Inc COM NPV	CommonStock		Equity
TMDV	ProShares Russell US Dividend Growers ETF ETF	ExchangeTradedFund		ETF
TMDX	Transmedics Group Inc COM	CommonStock		Equity
TME	Tencent Music Entertainment Group American Depositary Shares Representing two Class A ordinary shares	AdrCommon		Equity
TMF	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bull 3X Shares	ExchangeTradedFund		ETF
TMFC	The RBB Fund Inc - Motley Fool 100 Index ETF ETF	ExchangeTradedFund		ETF
TMHC	Taylor Morrison Home Corporation Common Stock	CommonStock		Equity
TMKR	Tastemaker Acquisition Corp COM CL A	CommonStock		Equity
TMKRU	Tastemaker Acquisition Corp UNITS	Unit		Equity
TMKRW	Tastemaker Acquisition Corp WT EXP 010727	CommonStock		Equity
TMO	Thermo Fisher Scientific Inc. Common Stock	CommonStock		Equity
TMP	Tompkins Financial Corporation Common Stock	CommonStock		Equity
TMPM	Turmeric Acquisition Corp CL A	CommonStock		Equity
TMPMU	Turmeric Acquisition Corp UNIT	Unit		Equity
TMPMW	Turmeric Acquisition Corp WT EXP 100825	Warrant		Equity
TMQ	Trilogy Metals Inc Common Shares	CommonStock		Equity
TMST	TimkenSteel Corporation Common Shares, without par value	CommonStock		Equity
TMTS	Spartacus Acquisition Corp COM CL A	CommonStock		Equity
TMTSU	Spartacus Acquisition Corp UNIT	Unit		Equity
TMTSW	Spartacus Acquisition Corp WT EXP 103127	Warrant		Equity
TMUS	T-Mobile US Inc COM	CommonStock		Equity
TMV	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bear 3X Shares	ExchangeTradedFund		ETF
TMX	Terminix Global Holdings, Inc. Common Stock	CommonStock		Equity
TNA	Direxion Shares ETF Trust Direxion Daily Small Cap Bull 3X Shares	ExchangeTradedFund		ETF
TNC	Tennant Company Common Stock	CommonStock		Equity
TNDM	Tandem Diabetes Care Inc COM USD.001	CommonStock		Equity
TNET	TriNet Group, Inc. Common Stock	CommonStock		Equity
TNK	Teekay Tankers Ltd. Class A Common Stock	CommonStock		Equity
TNL	Travel + Leisure Co. Common Stock	CommonStock		Equity
TNP	Tsakos Energy Navigation Limited Common Shares	CommonStock		Equity
TNPpD	Tsakos Energy Navigation Limited 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity
TNPpE	Tsakos Energy Navigation Limited Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00	PreferredStock	Preferred Class	Equity
TNPpF	Tsakos Energy Navigation Limited Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
TNXP	Tonix Pharmaceuticals Holding Corp COM USD0.001	CommonStock		Equity
TOK	iShares Trust iShares MSCI Kokusai ETF	ExchangeTradedFund		ETF
TOKE	Cambria Cannabis ETF ETF	ExchangeTradedFund		ETF
TOL	Toll Brothers, Inc. Common Stock	CommonStock		Equity
TOLZ	ProShares Trust ProShares DJ Brookfield Global Infrastructure ETF	ExchangeTradedFund		ETF
TOMZ	TOMI Environmental Solutions Inc COM USD.01	CommonStock		Equity
TOPS	Top Ships Inc COM USD.01	CommonStock		Equity
TOTL	SSGA Active Trust SPDR DoubleLine Total Return Tactical ETF	ExchangeTradedFund		ETF
TOUR	Tuniu Corp ADR	AdrCommon		Equity
TOWN	Townebank COM	CommonStock		Equity
TPAY	Managed Portfolio Series Ecofin Digital Payments Infrastructure Fund	ExchangeTradedFund		ETF
TPB	Turning Point Brands, Inc. Common Stock	CommonStock		Equity
TPC	Tutor Perini Corporation Common Stock	CommonStock		Equity
TPGS	TPG Pace Solutions Corp. Class A Ordinary Shares	CommonStock		Equity
TPGY	TPG Pace Beneficial Finance Corp. Class A Ordinary Shares	CommonStock		Equity
TPGY.U	TPG Pace Beneficial Finance Corp. Units, each consisting of one Class A ordinary share and one-fifth of one Warrant	Unit	Units	Equity
TPGY.WS	TPG Pace Beneficial Finance Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TPH	Tri Pointe Homes, Inc. Common Stock, $0.01 par value	CommonStock		Equity
TPHD	Timothy Plan Timothy Plan High Dividend Stock ETF	ExchangeTradedFund		ETF
TPHS	Trinity Place Holdings Inc. Common Stock	CommonStock		Equity
TPIC	TPI Composites Inc COM USD.01	CommonStock		Equity
TPIF	Timothy Plan Timothy Plan International ETF	ExchangeTradedFund		ETF
TPL	Texas Pacific Land Corporation Common Stock	CommonStock		Equity
TPLC	Timothy Plan Timothy Plan US Large/Mid Cap Core ETF	ExchangeTradedFund		Equity
TPOR	Direxion Shares ETF Trust Direxion Daily Transportation Bull 3X Shares	ExchangeTradedFund		ETF
TPR	Tapestry, Inc. Common Stock	CommonStock		Equity
TPSC	Timothy Plan Timothy Plan US Small Cap Core ETF	ExchangeTradedFund		ETF
TPTA	Terra Property Trust, Inc. 6.00% Notes due 2026	StructuredProduct		Equity
TPTX	Turning Point Therapeutics Inc COM	CommonStock		Equity
TPVG	TriplePoint Venture Growth BDC Corp. Common Stock, $0.01 par value	CommonStock		Equity
TPX	Tempur Sealy International, Inc. Common Stock	CommonStock		Equity
TPYP	Managed Portfolio Series Tortoise North American Pipeline Fund	ExchangeTradedFund		ETF
TPZ	Tortoise Power and Energy Infrastructure Fund, Inc. Common Stock	CommonStock		Equity
TQQQ	ProShares UltraPro QQQ ETF	ExchangeTradedFund		ETF
TR	Tootsie Roll Industries, Inc. Common Stock	CommonStock		Equity
TRC	Tejon Ranch Co. Common Stock	CommonStock		Equity
TRCA	Twin Ridge Capital Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TRCA.U	Twin Ridge Capital Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
TRCA.WS	Twin Ridge Capital Acquisition Corp. Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
TRCH	Torchlight Energy Resources Inc COM USD.001	CommonStock		Equity
TREB	Trebia Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TREB.U	Trebia Acquisition Corp. Units, each consisting of one Class A Ordinary Share, and one-third of one Warrant	Unit	Units	Equity
TREB.WS	Trebia Acquisition Corp. Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	Warrant	Warrants	Equity
TREC	Trecora Resources Common Stock	CommonStock		Equity
TREE	LendingTree Inc COM USD.01	CommonStock		Equity
TREX	Trex Company, Inc. Common Stock	CommonStock		Equity
TRGP	Targa Resources Corp. Common Stock	CommonStock		Equity
TRHC	Tabula Rasa HealthCare Inc COM USD.0001	CommonStock		Equity
TRI	Thomson Reuters Corporation Common Shares	CommonStock		Equity
TRIB	Trinity Biotech PLC SPON ADR	AdrCommon		Equity
TRIL	Trillium Therapeutics Inc COM	CommonStock		Equity
TRIN	Trinity Capital Inc COM	CommonStock		Equity
TRIP	TripAdvisor Inc COM USD.001	CommonStock		Equity
TRIT	Triterras Inc CL A	CommonStock		Equity
TRITW	Triterras Inc WT EXP 080124	Warrant		Equity
TRKA	Troika Media Group Inc COM	CommonStock		Equity
TRKAW	Troika Media Group Inc WT EXP 041324	Warrant		Equity
TRMB	Trimble Inc COM NPV	CommonStock		Equity
TRMD	Torm PLC COM CL A	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
TRMK	Trustmark Corp COM NPV	CommonStock		Equity
TRMR	Tremor International Ltd ADR	AdrCommon		Equity
TRMT	Tremont Mortgage Trust COM USD .01	CommonStock		Equity
TRN	Trinity Industries, Inc. Common Stock	CommonStock		Equity
TRND	Pacer Funds Trust Pacer Trendpilot Fund of Funds ETF	ExchangeTradedFund		ETF
TRNO	Terreno Realty Corp Common Stock, $0.01 par value per share	CommonStock		Equity
TRNS	Transcat Inc COM USD.5	CommonStock		Equity
TRONU	Corner Growth Acquisition Corp 2 UNITS	Unit		Equity
TROW	T. Rowe Price Group Inc COM USD.2	CommonStock		Equity
TROX	Tronox Holdings plc Ordinary Shares	CommonStock		Equity
TRP	TC Energy Corporation Common Shares	CommonStock		Equity
TRQ	Turquoise Hill Resources Ltd. Common Stock, without par value	CommonStock		Equity
TRS	TriMas Corp COM USD.01	CommonStock		Equity
TRST	TrustCo Bank Corp NY COM NPV	CommonStock		Equity
TRT	Trio-Tech International Common Stock	CommonStock		Equity
TRTN	Triton International Limited Common Shares	CommonStock		Equity
TRTNpA	Triton International Limited 8.50% Series A Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpB	Triton International Limited 8.00% Series B Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpC	Triton International Limited 7.375% Series C Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTNpD	Triton International Limited 6.875% Series D Cumulative Redeemable Perpetual Preference Shares	PreferredStock	Preferred Class	Equity
TRTX	TPG RE Finance Trust, Inc. Common Stock, $0.001 par value per share	CommonStock		Equity
TRTXpC	TPG RE Finance Trust, Inc. 6.25% Series C Cumulative Redeemable Preferred Stock, $0.001 par value per share	PreferredStock	Preferred Class	Equity
TRTY	Cambria Trinity ETF ETF	ExchangeTradedFund		ETF
TRU	TransUnion Common Stock	CommonStock		Equity
TRUE	TrueCar Inc COM USD.0001	CommonStock		Equity
TRUP	Trupanion Inc COM USD.00001	CommonStock		Equity
TRV	The Travelers Companies, Inc. Common Stock	CommonStock		Equity
TRVG	trivago N.V. ADR	AdrCommon		Equity
TRVI	Trevi Therapeutics Inc COM	CommonStock		Equity
TRVN	Trevena Inc COM USD.001	CommonStock		Equity
TRX	Tanzanian Gold Corporation Common Stock	CommonStock		Equity
TRYP	Tidal ETF Trust SonicShares Airlines, Hotels, Cruise Lines ETF	ExchangeTradedFund		Equity
TS	Tenaris S.A. American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon		Equity
TSBK	Timberland Bancorp Inc COM USD.01	CommonStock		Equity
TSC	TriState Capital Holdings Inc COM NPV	CommonStock		Equity
TSCAP	TriState Capital Holdings Inc PFD SER A	Unknown		Equity
TSCBP	TriState Capital Holdings Inc PFD B	PreferredStock		Equity
TSCO	Tractor Supply Co COM USD.008	CommonStock		Equity
TSE	Trinseo S.A. Ordinary Shares	CommonStock		Equity
TSEM	Tower Semiconductor Ltd ORD NIS1	CommonStock		Equity
TSHA	Taysha Gene Therapies Inc COM USD0.00001	CommonStock		Equity
TSI	TCW Strategic Income Fund, Inc. Common Stock	CommonStock		Equity
TSIB	Tishman Speyer Innovation Corp II COM CL A	CommonStock		Equity
TSIBU	Tishman Speyer Innovation Corp II UNITS	Unit		Equity
TSIBW	Tishman Speyer Innovation Corp II WT EXP 021126	Warrant		Equity
TSJA	Innovator Triple Stacker ETF ETF	ExchangeTradedFund		Equity
TSLA	Tesla Inc COM USD.001	CommonStock		Equity
TSLX	Sixth Street Specialty Lending, Inc. Common Stock, $0.01 par value	CommonStock		Equity
TSM	Taiwan Semiconductor Manufacturing Company Ltd. American Depositary Shares (Each representing five Common Shares)	AdrCommon		Equity
TSN	Tyson Foods, Inc. Class A Common Shares	CommonStock		Equity
TSOC	Innovator Triple Stacker ETF ETF	ExchangeTradedFund		ETF
TSP	TuSimple Holdings Inc COM CL A	CommonStock		Equity
TSPA	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price U.S. Equity Research ETF	ExchangeTradedFund		Equity
TSPQ	TCW Special Purpose Acquisition Corp. Class A Common Stock	CommonStock		Equity
TSPQ.U	TCW Special Purpose Acquisition Corp. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
TSPQ.WS	TCW Special Purpose Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
TSQ	Townsquare Media, Inc. Class A Common Stock	CommonStock		Equity
TSRI	TSR Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
TT	Trane Technologies plc Ordinary Shares	CommonStock		Equity
TTAC	TrimTabs US Free Cash Flow Quality ETF ETF	ExchangeTradedFund		ETF
TTAI	TrimTabs International Free Cash Flow Quality ETF ETF	ExchangeTradedFund		ETF
TTC	The Toro Company Common Shares	CommonStock		Equity
TTCF	Tattooed Chef Inc COM CL A	CommonStock		Equity
TTD	Trade Desk Inc (The) CL A COM USD.000001	CommonStock		Equity
TTE	TotalEnergies SE American Depositary Shares (Each Representing one Ordinary Share)	AdrCommon		Equity
TTEC	TTEC Holdings Inc COM USD.01	CommonStock		Equity
TTEK	Tetra Tech Inc COM USD.01	CommonStock		Equity
TTGT	TechTarget Inc COM USD.001	CommonStock		Equity
TTI	Tetra Technologies, Inc. Common Stock	CommonStock		Equity
TTM	Tata Motors Limited American Depositary Shares (Each representing five Ordinary Shares)	AdrCommon		Equity
TTMI	TTM Technologies Inc COM NPV	CommonStock		Equity
TTNP	Titan Pharmaceuticals Inc COM USD.001	CommonStock		Equity
TTOO	T2 Biosystems Inc COM USD.001	CommonStock		Equity
TTP	Tortoise Pipeline & Energy Fund, Inc. Common Stock	CommonStock		Equity
TTSH	Tile Shop Holdings Inc COM USD0.0001	CommonStock		Equity
TTT	ProShares Trust ProShares UltraPro Short 20+ Year Treasury	ExchangeTradedFund		ETF
TTWO	Take-Two Interactive Software Inc COM USD.01	CommonStock		Equity
TU	Telus Corporation Common Shares	CommonStock		Equity
TUEM	Tuesday Morning Corp. COM	CommonStock		Equity
TUFN	Tufin Software Technologies Ltd. Ordinary Shares, par value NIS 0.015	CommonStock		Equity
TUGC	TradeUP Global Corp ORD CL A SHS	CommonStock		Equity
TUGCU	TradeUP Global Corp UNITS	Unit		Equity
TUGCW	TradeUP Global Corp WTS	Warrant		Equity
TUP	Tupperware Brands Corporation Common Stock	CommonStock		Equity
TUR	iShares MSCI Turkey ETF ETF	ExchangeTradedFund		ETF
TURN	180 Degree Capital Corp COM USD.01	CommonStock		Equity
TUSA	First Trust Total US Market AlphaDEX ETF EQ ALLCTN IDX	ExchangeTradedFund		ETF
TUSK	Mammoth Energy Services Inc COM USD0.01	CommonStock		Equity
TUYA	Tuya Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
TV	Grupo Televisa, S.A.B. Global Depositary Shares (Each representing Five Ordinary Participation Certificates)	AdrCommon		Equity
TVAC	Thayer Ventures Acquisition Corp COM CL A	CommonStock		Equity
TVACU	Thayer Ventures Acquisition Corp UNIT	Unit		Equity
TVACW	Thayer Ventures Acquisition Corp WT EXP 010130	Warrant		Equity
TVC	Tennessee Valley Authority Power Bonds 1998 Series D due June 1, 2028	StructuredProduct		Equity
TVE	Tennessee Valley Authority Power Bonds 1999 Series A due May 1, 2029 (Putable Automatic Rate Reset Securities)	StructuredProduct		Equity
TVTX	Travere Therapeutics Inc COM	CommonStock		Equity
TVTY	Tivity Health Inc COM USD.001	CommonStock		Equity
TW	Tradeweb Markets Inc COM CL A	CommonStock		Equity
TWCT	TWC Tech Holdings II Corp COM CL A	CommonStock		Equity
TWCTU	TWC Tech Holdings II Corp UNITS	Unit		Equity
TWCTW	TWC Tech Holdings II Corp WT EXP 091527	Warrant		Equity
TWI	Titan International, Inc. Common Stock	CommonStock		Equity
TWIN	Twin Disc Inc COM NPV	CommonStock		Equity
TWIO	Spinnaker ETF Series Trajan Wealth Income Opportunities ETF	ExchangeTradedFund		Equity
TWLO	Twilio Inc. Class A Common Stock	CommonStock		Equity
TWLV	Twelve Seas Investment Co II COM CL A	CommonStock		Equity
TWLVU	Twelve Seas Investment Co II UNITS	Unit		Equity
TWLVW	Twelve Seas Investment Co II WT EXP 030228	Warrant		Equity
TWM	ProShares Trust ProShares UltraShort Russell2000	ExchangeTradedFund		Equity
TWN	The Taiwan Fund, Inc. Common Stock	CommonStock		Equity
TWND	Tailwind Acquisition Corp. Class A Common Stock	CommonStock		Equity
TWND.U	Tailwind Acquisition Corp. Units, each consisting of one share of Class A common stock, and one-half of one redeemable warrant	Unit	Units	Equity
TWND.WS	Tailwind Acquisition Corp. Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	Warrant	Warrants	Equity
TWNI	Tailwind International Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TWNI.U	Tailwind International Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
TWNI.WS	Tailwind International Acquisition Corp. Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
TWNK	Hostess Brands Inc CL A COM USD.0001	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
TWNKW	Hostess Brands Inc WRRT EXP 8/13/20	Warrant		Equity
TWNT	Tailwind Two Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
TWNT.U	Tailwind Two Acquisition Corp. Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
TWNT.WS	Tailwind Two Acquisition Corp. Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
TWO	Two Harbors Investment Corp. Common Stock	CommonStock		Equity
TWOA	two Class A Ordinary Shares	CommonStock		Equity
TWOU	2U Inc COM USD.001	CommonStock		Equity
TWOpA	Two Harbors Investment Corp. 8.125% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock ($25.00 liquidation preference per share)	PreferredStock	Preferred Class	Equity
TWOpB	Two Harbors Investment Corp. 7.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
TWOpC	Two Harbors Investment Corp. 7.25% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
TWST	Twist Bioscience Corp COM	CommonStock		Equity
TWTR	Twitter, Inc. Common Stock, $0.000005 par value	CommonStock		Equity
TX	Ternium S.A. American Depositary Shares, (Each representing ten shares)	AdrCommon		Equity
TXG	10x Genomics Inc COM CL A USD0.00001	CommonStock		Equity
TXMD	TherapeuticsMD Inc COM	CommonStock		Equity
TXN	Texas Instruments Inc COM USD1	CommonStock		Equity
TXRH	Texas Roadhouse Inc COM USD.001	CommonStock		Equity
TXT	Textron Inc. Common Stock	CommonStock		Equity
TY	Tri-Continental Corporation Common Stock	CommonStock		Equity
TYD	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bull 3X Shares	ExchangeTradedFund		ETF
TYG	Tortoise Energy Infrastructure Corporation Common Stock	CommonStock		Equity
TYHT	Shineco Inc COM USD.001	CommonStock		Equity
TYL	Tyler Technologies, Inc. Common Stock	CommonStock		Equity
TYME	Tyme Technologies Inc COM	CommonStock		Equity
TYO	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bear 3X Shares	ExchangeTradedFund		ETF
TYp	Tri-Continental Corporation $2.50 Cumulative Preferred Stock	PreferredStock	Preferred	Equity
TZA	Direxion Shares ETF Trust Direxion Daily Small Cap Bear 3X Shares	ExchangeTradedFund		Equity
TZOO	Travelzoo COM USD.01	CommonStock		Equity
TZPS	TZP Strategies Acquisition Corp COM CL A	CommonStock		Equity
TZPSU	TZP Strategies Acquisition Corp UNITS	Unit		Equity
TZPSW	TZP Strategies Acquisition Corp WT EXP 010626	Warrant		Equity
TpA	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Perpetual Preferred Stock, Series A	PreferredStock	Preferred Class	Equity
TpC	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Perpetual Preferred Stock, Series C	PreferredStock	Preferred Class	Equity
U	Unity Software Inc. Common Stock	CommonStock		Equity
UA	Under Armour, Inc. Class C Common Stock, $0.0003 1/3 par value per share	CommonStock		Equity
UAA	Under Armour, Inc. Class A Common Stock	CommonStock		Equity
UAE	iShares Trust - iShares MSCI UAE Capped ETF ETF	ExchangeTradedFund		ETF
UAL	United Airlines Holdings Inc COM NEW	CommonStock		Equity
UAMY	United States Antimony Corporation Common Stock	CommonStock		Equity
UAN	CVR Partners, LP Common Units representing limited partner interests	CommonStock		Equity
UAPR	Innovator ETFS Trust - S&P 500 Enhance and Buffer ETF April ETF	ExchangeTradedFund		ETF
UAUG	Innovator S&P 500 Ultra Buffer ETF - August ETF	ExchangeTradedFund		ETF
UAVS	AgEagle Aerial Systems Inc. Common Stock $0.001 par value	CommonStock		Equity
UBA	Urstadt Biddle Properties Inc. Class A Common Stock	CommonStock		Equity
UBCP	United Bancorp Inc COM USD1	CommonStock		Equity
UBER	Uber Technologies, Inc. Common Stock	CommonStock		Equity
UBFO	United Security Bancshares COM NPV	CommonStock		Equity
UBOH	United Bancshares Inc/OH COM USD1.0	CommonStock		Equity
UBOT	Direxion Shares ETF Trust Direxion Daily Robotics, Artificial Intelligence & Automation Index Bull 2X Shares	ExchangeTradedFund		ETF
UBP	Urstadt Biddle Properties Inc. Common Shares	CommonStock		Equity
UBPpH	Urstadt Biddle Properties Inc. 6.250% Series H Cumulative Redeemable Preferred Stock, $0.001 par value per share	PreferredStock	Preferred Class	Equity
UBPpK	Urstadt Biddle Properties Inc. 5.875% Series K Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
UBR	ProShares Trust ProShares Ultra MSCI Brazil Capped	ExchangeTradedFund		ETF
UBS	UBS Group AG Registered shares	CommonStock		Equity
UBSI	United Bankshares Inc COM NPV	CommonStock		Equity
UBT	ProShares Trust ProShares Ultra 20+ Year Treasury	ExchangeTradedFund		ETF
UBX	Unity Biotechnology Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
UCBI	United Community Banks Inc COM USD1	CommonStock		Equity
UCBIO	United Community Banks Inc DP PF I	Unknown		Equity
UCC	ProShares Trust ProShares Ultra Consumer Services	ExchangeTradedFund		ETF
UCIB	UBS AG ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return ETN Series B due April 5, 2038	ExchangeTradedNote		ETF
UCL	UCLOUDLINK GROUP INC ADR	AdrCommon		Equity
UCO	ProShares Trust II ProShares Ultra Bloomberg Crude Oil	ExchangeTradedVehicle		ETF
UCON	First Trust Exchange-Traded Fund VIII First Trust TCW Unconstrained Plus Bond ETF	ExchangeTradedFund		ETF
UCTT	Ultra Clean Holdings Inc COM USD.01	CommonStock		Equity
UCYB	Proshares Ultra Nasdaq Cybersecurity Etf ETF	ExchangeTradedFund		Equity
UDEC	Innovator S&P 500 Ultra Buffer ETF - December ETF	ExchangeTradedFund		ETF
UDN	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bearish Fund	ExchangeTradedVehicle		ETF
UDOW	ProShares Trust ProShares UltraPro Dow30	ExchangeTradedFund		ETF
UDR	UDR Inc. Common Stock	CommonStock		Equity
UE	Urban Edge Properties Common Shares	CommonStock		Equity
UEC	Uranium Energy Corp Common stock	CommonStock		Equity
UEIC	Universal Electronics Inc COM USD.01	CommonStock		Equity
UEPS	Net 1 Ueps Technologies Inc COM	CommonStock		Equity
UEVM	Victory Portfolios II VictoryShares USAA MSCI Emerging Markets Value Momentum ETF	ExchangeTradedFund		ETF
UFAB	Unique Fabricating Inc. Common Stock	CommonStock		Equity
UFCS	United Fire Group Inc COM USD.3333	CommonStock		Equity
UFEB	Innovator S&P 500 Ultra Buffer ETF -February ETF	ExchangeTradedFund		ETF
UFI	Unifi, Inc. Common Stock	CommonStock		Equity
UFO	Procure ETF Trust II - Procure Space ETF ETF	ExchangeTradedFund		ETF
UFPI	UFP Industries Inc COM NPV	CommonStock		Equity
UFPT	UFP Technologies Inc COM USD.01	CommonStock		Equity
UFS	Domtar Corporation Common Stock	CommonStock		Equity
UG	United-Guardian Inc. COM USD.1	CommonStock		Equity
UGA	United States Gasoline Fund, LP United States Gasoline Fund, LP	ExchangeTradedVehicle		ETF
UGCE	Uncommon Investment Funds Trust Uncommon Portfolio Design Core Equity ETF	ExchangeTradedFund		Equity
UGE	ProShares Trust ProShares Ultra Consumer Goods	ExchangeTradedFund		ETF
UGI	UGI Corporation Common Stock	CommonStock		Equity
UGIC	UGI Corporation Corporate Units	StructuredProduct		Equity
UGL	ProShares Trust II ProShares Ultra Gold	ExchangeTradedVehicle		ETF
UGP	Ultrapar Participacoes S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
UGRO	urban-gro Inc COM	CommonStock		Equity
UHAL	Amerco COM USD.25	CommonStock		Equity
UHS	Universal Health Services, Inc. Class B Common Stock	CommonStock		Equity
UHT	Universal Health Realty Income Trust Shares of Beneficial Interest	CommonStock		Equity
UI	Ubiquiti Inc. Common Stock	CommonStock		Equity
UIHC	United Insurance Holdings Corp COM USD.001	CommonStock		Equity
UIS	Unisys Corporation Common Stock	CommonStock		Equity
UITB	Victory Portfolios II VictoryShares USAA Core Intermediate-Term Bond ETF	ExchangeTradedFund		ETF
UIVM	Victory Portfolios II VictoryShares USAA MSCI International Value Momentum ETF	ExchangeTradedFund		ETF
UJAN	Innovator ETFs Trust - S&P 500 Enhanced & Buffer ETF january ETF	ExchangeTradedFund		ETF
UJB	ProShares Trust ProShares Ultra High Yield	ExchangeTradedFund		ETF
UJUL	Innovator SandP 500 Ultra Buffer ETF ETF	ExchangeTradedFund		ETF
UJUN	Innovator ETFs Trust - Innovator S&P 500 Buffer ETF - June ETF	ExchangeTradedFund		ETF
UK	Ucommune Group Holdings Ltd COM	CommonStock		Equity
UKOMW	Ucommune Group Holdings Ltd WT EXP 111725	Warrant		Equity
UL	Unilever PLC American Depositary Shares (each representing One Ordinary Share)	AdrCommon		Equity
ULBI	Ultralife Corp COM USD.1	CommonStock		Equity
ULCC	Frontier Group Holdings Inc COM	CommonStock		Equity
ULE	ProShares Trust II ProShares Ultra Euro	ExchangeTradedVehicle		ETF
ULH	Universal Logistics Holdings Inc COM	CommonStock		Equity
ULST	SSGA Active Trust SPDR SSgA Ultra Short Term Bond ETF	ExchangeTradedFund		ETF
ULTA	Ulta Beauty Inc COM USD.0158	CommonStock		Equity
ULTR	IndexIQ Active ETF Trust IQ Ultra Short Duration ETF	ExchangeTradedFund		ETF
ULVM	Victory Portfolios II VictoryShares USAA MSCI USA Value Momentum ETF	ExchangeTradedFund		ETF
UMAR	Innovator S&P 500 Ultra Buffer ETF -March ETF	ExchangeTradedFund		ETF
UMAY	INNOVATOR S&P 500 ULTRA BUFFER ETF - MAY ETF	ExchangeTradedFund		ETF
UMBF	UMB Financial Corp COM USD12.5	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
UMC	United Microelectronics Corporation American Depositary Shares (Each representing five Common Shares)	AdrCommon		Equity
UMDD	ProShares Trust ProShares UltraPro MidCap400	ExchangeTradedFund		ETF
UMH	UMH Properties, Inc. Common Stock	CommonStock		Equity
UMHpC	UMH Properties, Inc. 6.75% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share	PreferredStock	Preferred Class	Equity
UMHpD	UMH Properties, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25 per share	PreferredStock	Preferred Class	Equity
UMI	USCF ETF Trust USCF Midstream Energy Income Fund ETF	ExchangeTradedFund		Equity
UMPQ	Umpqua Holdings Corp COM USD.833	CommonStock		Equity
UNAM	Unico American Corp COM NPV	CommonStock		Equity
UNB	Union Bankshares Inc COM USD2.0	CommonStock		Equity
UNF	UniFirst Corporation Common Stock	CommonStock		Equity
UNFI	United Natural Foods, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
UNG	United States Natural Gas Fund, LP United States Natural Gas Fund, LP	ExchangeTradedVehicle		ETF
UNH	UnitedHealth Group Incorporated Common Stock	CommonStock		Equity
UNIT	Uniti Group Inc COM USD.0001	CommonStock		Equity
UNL	United States 12 Month Natural Gas Fund, LP United States 12 Month Natural Gas Fund, LP	ExchangeTradedVehicle		ETF
UNM	Unum Group Common Stock	CommonStock		Equity
UNMA	Unum Group 6.250% Junior Subordinated Notes due 2058	StructuredProduct		Equity
UNOV	Innovator S&P 500 Ultra Buffer ETF - November ETF	ExchangeTradedFund		ETF
UNP	Union Pacific Corporation Common Stock	CommonStock		Equity
UNTY	Unity Bancorp Inc COM NPV	CommonStock		Equity
UNVR	Univar Solutions Inc. Common stock	CommonStock		Equity
UOCT	Innovator ETFs Trust - Innovator S&P 500 Ultra Buffer ETF - October ETF	ExchangeTradedFund		ETF
UONE	Urban One Inc CL A COM USD.001	CommonStock		Equity
UONEK	Urban One Inc CL D NON VTG	CommonStock		Equity
UPC	Universe Pharmaceuticals Inc COM USD.0.003125	CommonStock		Equity
UPH	UpHealth, Inc. Common Stock	CommonStock		Equity
UPH.WS	UpHealth, Inc. Warrants exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
UPLD	Upland Software Inc COM USD0.0001	CommonStock		Equity
UPRO	ProShares Trust ProShares UltraPro S&P500	ExchangeTradedFund		ETF
UPS	United Parcel Service, Inc. Class B Common Stock	CommonStock		Equity
UPST	Upstart Holdings Inc COM USD.0001	CommonStock		Equity
UPV	ProShares Trust ProShares Ultra FTSE Europe	ExchangeTradedFund		ETF
UPW	ProShares Trust ProShares Ultra Utilities	ExchangeTradedFund		ETF
UPWK	Upwork Inc COM	CommonStock		Equity
URA	Global X Funds Global X Uranium ETF	ExchangeTradedFund		ETF
URBN	Urban Outfitters Inc COM USD.0001	CommonStock		Equity
URE	ProShares Trust ProShares Ultra Real Estate	ExchangeTradedFund		ETF
URG	Ur-Energy Inc Common Shares	CommonStock		Equity
URGN	UroGen Pharma Ltd COM USD0.01	CommonStock		Equity
URI	United Rentals, Inc. Common Stock	CommonStock		Equity
URNM	Exchange Traded Concepts Trust North Shore Global Uranium Mining ETF	ExchangeTradedFund		ETF
UROY	Uranium Royalty Corp COM	CommonStock		Equity
URTH	iShares Inc. iShares MSCI World ETF	ExchangeTradedFund		ETF
URTY	ProShares Trust ProShares UltraPro Russell2000	ExchangeTradedFund		ETF
USA	Liberty All-Star Equity Fund Shares of Beneficial Interest	CommonStock		Equity
USAC	USA Compression Partners, LP Common units representing limited partner interests	CommonStock		Equity
USAI	Pacer Funds Trust Pacer American Energy Independence ETF	ExchangeTradedFund		ETF
USAK	USA Truck Inc COM USD.01	CommonStock		Equity
USAP	Universal Stainless & Alloy Products Inc COM USD.01	CommonStock		Equity
USAS	Americas Gold and Silver Corporation Common Shares no par value	CommonStock		Equity
USAU	U.S. Gold Corp COM USD1	CommonStock		Equity
USB	U.S. Bancorp Common Stock	CommonStock		Equity
USBpA	U.S. Bancorp Depositary Shares (each representing a 1/100th interest in a share of Series A Non-Cumulative Preferred Stock, $100,000 liquidation preference per share)	PreferredStock	Preferred Class	Equity
USBpH	U.S. Bancorp Depositary Shares (Each representing 1/1,000 Interest in a share of Series B Non-Cumulative Perpetual Preferred Stock)	PreferredStock	Preferred Class	Equity
USBpM	U.S. Bancorp Depositary Shares, each representing 1/1000th interest in a share of Series F Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
USBpP	U.S. Bancorp Depositary shares, each representing a 1/1000th interest in a share of Series K Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
USBpQ	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series L Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
USBpR	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Series M Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
USCI	United States Commodity Index Funds Trust United States Commodity Index Fund	ExchangeTradedVehicle		ETF
USCR	US Concrete Inc COM NEW USD.001	CommonStock		Equity
USD	ProShares Trust ProShares Ultra Semiconductors	ExchangeTradedFund		ETF
USDP	USD Partners LP Common Units representing limited partner interests	CommonStock		Equity
USDU	WisdomTree Trust WisdomTree Bloomberg U.S. Dollar Bullish Fund	ExchangeTradedFund		ETF
USEG	US Energy Corp. COM USD.01	CommonStock		Equity
USEP	Innovator ETFs Trust - Innovator S&P 500 Ultra Buffer ETF - September ETF	ExchangeTradedFund		ETF
USEQ	Invesco Russell 1000 Enhanced Equal Weight ETF ETF	ExchangeTradedFund		ETF
USFD	US Foods Holding Corp. Common Stock	CommonStock		Equity
USFR	WisdomTree Trust WisdomTree Floating Rate Treasury Fund	ExchangeTradedFund		ETF
USHY	iShares Broad USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund		ETF
USI	Principal Exchange-Traded Funds Principal Ultra-Short Active Income ETF	ExchangeTradedFund		ETF
USIG	iShares Broad USD Investment Grade Corporate Bond CREDIT BOND	ExchangeTradedFund		ETF
USIO	Usio Inc COM USD.001	CommonStock		Equity
USL	United States 12 Month Oil Fund, LP United States 12 Month Oil Fund, LP	ExchangeTradedVehicle		ETF
USLB	Invesco Russell 1000 Low Beta Equal Weight ETF ETF	ExchangeTradedFund		ETF
USLM	United States Lime & Minerals Inc COM USD.1	CommonStock		Equity
USM	United States Cellular Corporation Common Shares	CommonStock		Equity
USMC	Principal Exchange-Traded Funds Principal US Mega-Cap ETF ETF	ExchangeTradedFund		ETF
USMF	Wisdomtree US Multifactor Fund ETF ETF	ExchangeTradedFund		ETF
USML	UBS AG ETRACS 2x Leveraged US Minimum Volatility Factor TR ETN	ExchangeTradedNote		Equity
USMV	iShares MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund		ETF
USNA	USANA Health Sciences, Inc. Common Stock	CommonStock		Equity
USO	United States Oil Fund, LP Shares of United States Oil Fund, LP	ExchangeTradedVehicle		ETF
USOI	Credit Suisse AG Credit Suisse X-Links Crude Oil Shares Covered Call ETN ETN	ExchangeTradedFund		ETF
USPH	U.S. Physical Therapy, Inc Common Stock	CommonStock		Equity
USRT	iShares Trust iShares Core U.S. REIT ETF	ExchangeTradedFund		ETF
USSG	DBX ETF Trust Xtrackers MSCI USA ESG Leaders Equity ETF	ExchangeTradedFund		ETF
UST	ProShares Trust ProShares Ultra 7-10 Year Treasury	ExchangeTradedFund		ETF
USTB	Victory Portfolios II VictoryShares USAA Core Short-Term Bond ETF	ExchangeTradedFund		ETF
USVM	Victory Portfolios II VictoryShares USAA MSCI USA Small Cap Value Momentum ETF	ExchangeTradedFund		ETF
USWS	US Well Services Inc COM	CommonStock		Equity
USWSW	US Well Services Inc Wrrt	Warrant		Equity
USX	U.S. Xpress Enterprises, Inc. Class A Common Stock	CommonStock		Equity
USXF	Ishares Esg Advanced Msci Usa ETF ETF	ExchangeTradedFund		ETF
UTES	ETFis Series Trust I Virtus Reaves Utilities ETF	ExchangeTradedFund		ETF
UTF	Cohen & Steers Infrastructure Fund, Inc. Common Shares, $0.001 par value	CommonStock		Equity
UTG	Reaves Utility Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
UTHR	United Therapeutics Corp COM USD.01	CommonStock		Equity
UTI	Universal Technical Institute, Inc. Common Stock	CommonStock		Equity
UTL	Unitil Corporation Common Stock	CommonStock		Equity
UTMD	Utah Medical Products Inc COM USD.01	CommonStock		Equity
UTME	UTime Ltd COM	CommonStock		Equity
UTRN	Exchange Traded Concepts Trust Vesper U.S. Large Cap Short-Term Reversal Strategy ETF	ExchangeTradedFund		ETF
UTSI	Utstarcom Holdings Corp COM USD.00125	CommonStock		Equity
UTSL	Direxion Shares ETF Trust Direxion Daily Utilities Bull 3X Shares	ExchangeTradedFund		ETF
UTZ	Utz Brands, Inc. Class A Common Stock	CommonStock		Equity
UUP	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bullish Fund	ExchangeTradedVehicle		ETF
UUU	Universal Security Instruments, Inc Common Stock	CommonStock		Equity
UUUU	Energy Fuels Inc. Common Shares	CommonStock		Equity
UUUU.WS	Energy Fuels Inc. Warrants exercisable for one common share until September 20 2021 at an exercise price of $2.45	Warrant	Warrants	Equity
UVE	Universal Insurance Holdings, Inc. Common Stock, $.01 Par Value	CommonStock		Equity
UVSP	Univest Financial Corp COM USD5.0	CommonStock		Equity
UVV	Universal Corporation Common Stock	CommonStock		Equity
UVXY	ProShares Ultra VIX Short-Term Futures ETF ETF	ExchangeTradedFund		Equity
UWM	ProShares Trust ProShares Ultra Russell2000	ExchangeTradedFund		ETF
UWMC	UWM Holdings Corporation Class A Common Stock	CommonStock		Equity
UWMC.WS	UWM Holdings Corporation Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
UXI	ProShares Trust ProShares Ultra Industrials	ExchangeTradedFund		ETF
UXIN	Uxin Ltd ADR	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
UYG	ProShares Trust ProShares Ultra Financials	ExchangeTradedFund		ETF
UYM	ProShares Trust ProShares Ultra Basic Materials	ExchangeTradedFund		ETF
UZA	United States Cellular Corporation 6.95% Senior Notes due 2060	StructuredProduct		Equity
UZD	United States Cellular Corporation 6.250% Senior Notes due 2069	StructuredProduct		Equity
UZE	United States Cellular Corporation 5.500% Senior Notes due 2070	StructuredProduct		Equity
UZF	United States Cellular Corporation 5.500% Senior Notes due 2070	StructuredProduct		Equity
V	Visa Inc. Class A Common Stock	CommonStock		Equity
VABK	Virginia National Bankshares Corp COM USD2.5	CommonStock		Equity
VABS	Virtus ETF Trust II Virtus Newfleet ABS/MBS ETF	ExchangeTradedFund		Equity
VAC	Marriott Vacations Worldwide Corporation Common Stock par value $0.01 per share	CommonStock		Equity
VACC	Vaccitech Plc ADR	AdrCommon		Equity
VACQ	Vector Acquisition Corp COM CL A	CommonStock		Equity
VACQU	Vector Acquisition Corp UNITS	Unit		Equity
VACQW	Vector Acquisition Corp WT EXP 093027	Warrant		Equity
VAL	Valaris Limited Common shares	CommonStock		Equity
VAL.WS	Valaris Limited Warrants	Warrant	Warrants	Equity
VALE	Vale S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon		Equity
VALN	Valneva SE ADS	AdrCommon		Equity
VALQ	American Century ETF Trust American Century STOXX U.S. Quality Value ETF	ExchangeTradedFund		ETF
VALT	ETF Managers Trust ETFMG Sit Ultra Short ETF	ExchangeTradedFund		ETF
VALU	Value Line Inc COM USD.1	CommonStock		Equity
VAMO	Cambria Value and Momentum ETF ETF	ExchangeTradedFund		ETF
VAPO	Vapotherm, Inc. Common Stock	CommonStock		Equity
VAQC	Vector Acquisition Corp II UNITS	CommonStock		Equity
VAW	Vanguard World Funds Vanguard Materials ETF	ExchangeTradedFund		ETF
VB	Vanguard Index Funds Vanguard Small-Cap ETF	ExchangeTradedFund		ETF
VBF	Invesco Bond Fund Common Stock	CommonStock		Equity
VBFC	Village Bank and Trust Financial Corp COM USD4.	CommonStock		Equity
VBIV	VBI Vaccines Inc COM	CommonStock		Equity
VBK	Vanguard Index Funds Vanguard Small-Cap Growth ETF	ExchangeTradedFund		ETF
VBLT	Vascular Biogenics Ltd ORD ILS.01	CommonStock		Equity
VBND	ETF Series Solutions Vident Core U.S. Bond Strategy ETF	ExchangeTradedFund		ETF
VBR	Vanguard Index Funds Vanguard Small-Cap Value ETF	ExchangeTradedFund		ETF
VBTX	Veritex Holdings Inc COM USD.01	CommonStock		Equity
VC	Visteon Corp. COM NEW	CommonStock		Equity
VCAR	Simplify Exchange Traded Funds Simplify Volt RoboCar Disruption and Tech ETF	ExchangeTradedFund		ETF
VCEB	Vanguard Esg U.S. Corporate Bond ETF ETF	ExchangeTradedFund		ETF
VCEL	Vericel Corp COM NPV	CommonStock		Equity
VCF	Delaware Investments Colorado Municipal Income Fund, Inc Common Stock	CommonStock		Equity
VCIF	Vertical Capital Income Fund Shares of Beneficial Interest	CommonStock		Equity
VCIT	Vanguard Scottsdale Funds Vanguard Intermediate-Term Corporate Bond ETF ETF	ExchangeTradedFund		ETF
VCKA	Vickers Vantage Corp I COM	CommonStock		Equity
VCKAU	Vickers Vantage Corp I UNIT	Unit		Equity
VCKAW	Vickers Vantage Corp I WT EX 091527	Warrant		Equity
VCLO	Simplify Exchange Traded Funds Simplify Volt Cloud and Cybersecurity Disruption ETF	ExchangeTradedFund		ETF
VCLT	Vanguard Scottsdale Funds Vanguard Long-Term Corporate Bond ETF ETF	ExchangeTradedFund		ETF
VCNX	Vaccinex Inc COM	CommonStock		Equity
VCR	Vanguard World Funds Vanguard Consumer Discretionary ETF	ExchangeTradedFund		ETF
VCRA	Vocera Communications, Inc. Common Stock	CommonStock		Equity
VCSH	Vanguard Scottsdale Funds Vanguard Short-Term Corporate Bond ETF ETF	ExchangeTradedFund		ETF
VCTR	Victory Capital Holdings Inc COM	CommonStock		Equity
VCV	Invesco California Value Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
VCVC	10X Capital Venture Acquisition Corp CL A	CommonStock		Equity
VCVCU	10X Capital Venture Acquisition Corp UNITS	Unit		Equity
VCVCW	10X Capital Venture Acquisition Corp WT EXP 102927	Warrant		Equity
VCYT	Veracyte Inc COM USD.001	CommonStock		Equity
VDC	Vanguard World Funds Vanguard Consumer Staples ETF	ExchangeTradedFund		ETF
VDE	Vanguard World Funds Vanguard Energy ETF	ExchangeTradedFund		ETF
VEA	Vanguard Tax-Managed Funds Vanguard FTSE Developed Markets ETF	ExchangeTradedFund		ETF
VEC	Vectrus, Inc. Common Stock	CommonStock		Equity
VECO	Veeco Instruments Inc COM USD.01	CommonStock		Equity
VECT	VectivBio Holding AG ORD	CommonStock		Equity
VEDL	Vedanta Limited American Depostary Shares (Each representing four equity shares)	AdrCommon		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
VEEV	Veeva Systems Inc. Class A common stock, par value $0.00001 per share	CommonStock		Equity
VEGA	AdvisorShares Trust AdvisorShares STAR Global Buy-Write ETF	ExchangeTradedFund		ETF
VEGI	iShares Inc. iShares MSCI Global Agriculture Producers ETF	ExchangeTradedFund		ETF
VEGN	ETF Series Solutions US Vegan Climate ETF	ExchangeTradedFund		ETF
VEI	Vine Energy Inc. Class A Common Stock	CommonStock		Equity
VEL	Velocity Financial, Inc. Common Stock	CommonStock		Equity
VELO	Velocity Acquisition Corp COM CL A	CommonStock		Equity
VELOU	Velocity Acquisition Corp UNITS	Unit		Equity
VELOW	Velocity Acquisition Corp WT EXP 022627	Warrant		Equity
VENA	Venus Acquisition Corp ORD	CommonStock		Equity
VENAR	Venus Acquisition Corporation Rights	Right		Equity
VENAU	Venus Acquisition Corp UNITS	Unit		Equity
VENAW	Venus Acquisition Corp WT EXP 043027	Warrant		Equity
VEON	VEON Ltd ADR	AdrCommon		Equity
VER	VEREIT, Inc. Common Stock	CommonStock		Equity
VERA	Vera Therapeutics Inc COM USD.001	CommonStock		Equity
VERB	Verb Technology Co Inc COM	CommonStock		Equity
VERBW	Verb Technology Co Inc Wrrt EXP 031324	Warrant		Equity
VERI	Veritone Inc COM USD0.001	CommonStock		Equity
VERO	Venus Concept Inc COM	CommonStock		Equity
VERU	Veru Inc COM USD.01	CommonStock		Equity
VERV	Verve Therapeutics Inc COM USD.001	CommonStock		Equity
VERX	Vertex Inc COM CL A USD0.001	CommonStock		Equity
VERY	Vericity Inc COM USD0.001	CommonStock		Equity
VERpF	VEREIT, Inc. 6.70% Series F Cumulative Redeemable Preferred Stock	PreferredStock	Preferred Class	Equity
VET	Vermilion Energy Common Shares, no par value (together with associated common share purchase rights)	CommonStock		Equity
VETS	Pacer Military Times Best Employers ETF - Pacer Funds Trust ETF	ExchangeTradedFund		ETF
VEU	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US ETF	ExchangeTradedFund		ETF
VFC	VF Corporation Common Stock	CommonStock		Equity
VFF	Village Farms International Inc COM	CommonStock		Equity
VFH	Vanguard World Funds Vanguard Financials ETF	ExchangeTradedFund		ETF
VFIN	Simplify Exchange Traded Funds Simplify Volt Fintech Disruption ETF	ExchangeTradedFund		ETF
VFL	Delaware Investments National Municipal Income Fund Common Stock	CommonStock		Equity
VFLQ	Vanguard Group Inc - Vanguard U.S. Liquidity Factor ETF ETF	ExchangeTradedFund		ETF
VFMF	Vanguard Group Inc - Vanguard U.S. Multifactor ETF ETF	ExchangeTradedFund		ETF
VFMO	Vanguard Group Inc - Vanguard U.S. Momentum Factor ETF ETF	ExchangeTradedFund		ETF
VFMV	Vanguard Group Inc - Vanguard U.S. Minimum Volatility ETF ETF	ExchangeTradedFund		ETF
VFQY	Vanguard Group Inc - Vanguard U.S. Quality Factor ETF ETF	ExchangeTradedFund		ETF
VFVA	Vanguard Group Inc - Vanguard U.S. Value Factor ETF ETF	ExchangeTradedFund		ETF
VG	Vonage Holdings Corp COM USD.001	CommonStock		Equity
VGI	Virtus Global Multi-Sector Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
VGII	Virgin Group Acquisition Corp. II Class A Ordinary Shares	CommonStock		Equity
VGII.U	Virgin Group Acquisition Corp. II Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
VGII.WS	Virgin Group Acquisition Corp. II Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
VGIT	Vanguard Scottsdale Funds Vanguard Intermediate -Term Government Bond ETF ETF	ExchangeTradedFund		ETF
VGK	Vanguard International Equity Index Funds Vanguard FTSE Europe ETF	ExchangeTradedFund		ETF
VGLT	Vanguard Scottsdale Funds Vanguard Long-Term Government Bond ETF ETF	ExchangeTradedFund		ETF
VGM	Invesco Trust for Investment Grade Municipals Common Shares of Beneficial Interest	CommonStock		Equity
VGR	Vector Group Ltd. Common Stock	CommonStock		Equity
VGSH	Vanguard Short Term Government Bond ETF ETF	ExchangeTradedFund		ETF
VGT	Vanguard World Funds Vanguard Information Technology ETF	ExchangeTradedFund		ETF
VGZ	Vista Gold Corp. Common Stock	CommonStock		Equity
VHAQ	Viveon Health Acquisition Corp. Common Stock	CommonStock		Equity
VHAQ.U	Viveon Health Acquisition Corp. Units, each consisting of 1 share of common stock, 1 Warrant entitling the holder to purchase 1/2 of a share of common stock, and 1 right to receive 1/20 of a share of common stock	Unit	Units	Equity
VHAQ.WS	Viveon Health Acquisition Corp. Warrants to purchase one-half of a share of common stock at a price of $11.50 per whole share	Warrant	Warrants	Equity
VHAQr	Viveon Health Acquisition Corp. Rights, each exchangeable into one-twentieth of a share of Common Stock	Right	Rights	Equity
VHC	VirnetX Holding Corporation Common Stock	CommonStock		Equity
VHI	Valhi, Inc. Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
VHT	Vanguard World Funds Vanguard Health Care ETF	ExchangeTradedFund		ETF
VIAC	ViacomCBS Inc CL B COM USD.01 NVTG	CommonStock		Equity
VIACA	ViacomCBS Inc CL A COM USD.01	CommonStock		Equity
VIACP	ViacomCBS Inc 5.75 CONV PFD A	PreferredStock		Equity
VIAO	VIA optronics AG American Depositary Shares, each representing one-fifth of an Ordinary Share	AdrCommon		Equity
VIAV	Viavi Solutions Inc COM USD.001	CommonStock		Equity
VICE	AdvisorShares Trust AdvisorShares Vice ETF	ExchangeTradedFund		ETF
VICI	VICI Properties Inc. Common Stock, $0.01 par value	CommonStock		Equity
VICR	Vicor Corp. COM USD.01	CommonStock		Equity
VIDI	ETF Series Solutions Vident International Equity Fund	ExchangeTradedFund		ETF
VIEW	View Inc COM CL A	CommonStock		Equity
VIEWW	View Inc WT EXP 030826	Warrant		Equity
VIG	Vanguard Specialized Funds Vanguard Dividend Appreciation ETF	ExchangeTradedFund		ETF
VIGI	Vanguard International Dividend Appreciation ETF ETF	ExchangeTradedFund		ETF
VIH	VPC Impact Acquisition Holdings COM CL A	CommonStock		Equity
VIHAU	VPC Impact Acquisition Holdings UNIT	Unit		Equity
VIHAW	VPC Impact Acquisition Holdings WT EXP 102227	Warrant		Equity
VII	7gc & Co Holdings Inc COM CL A	CommonStock		Equity
VIIAU	7gc & Co Holdings Inc UNITS	Unit		Equity
VIIAW	7gc & Co Holdings Inc WT EX	Warrant		Equity
VINC	Vincerx Inc COM	CommonStock		Equity
VINO	Gaucho Group Holdings Inc COM	CommonStock		Equity
VINP	Vinci Partners Investments Ltd COM	CommonStock		Equity
VIOG	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Growth ETF	ExchangeTradedFund		ETF
VIOO	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 ETF	ExchangeTradedFund		ETF
VIOT	Viomi Technology Co Ltd SPON ADS	AdrCommon		Equity
VIOV	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Value ETF	ExchangeTradedFund		ETF
VIPS	Vipshop Holdings Limited American Depositary Shares, each representing 0.20 of an ordinary share	AdrCommon		Equity
VIR	Vir Biotechnology Inc COM USD0.0001	CommonStock		Equity
VIRC	Virco Mfg. Corp COM USD.5	CommonStock		Equity
VIRI	Virios Therapeutics Inc COM.USD.0001	CommonStock		Equity
VIRS	Pacer Biothreat Strategy ETF ETF	ExchangeTradedFund		ETF
VIRT	Virtu Financial Inc CL A COM USD.00001	CommonStock		Equity
VIRX	Viracta Therapeutics Inc COM	CommonStock		Equity
VIS	Vanguard World Funds Vanguard Industrials ETF	ExchangeTradedFund		ETF
VISL	Vislink Technologies Inc COM USD0.01	CommonStock		Equity
VIST	Vista Oil & Gas, S.A.B. de C.V. American Depositary Shares, each representing one series A share, with no par value	AdrCommon		Equity
VITL	Vital Farms Inc COM USD0.0001	CommonStock		Equity
VIV	Telefonica Brasil, S.A. American Depositary Shares (Each representing One Common Share)	AdrCommon		Equity
VIVE	Viveve Medical Inc COM NPV	CommonStock		Equity
VIVO	Meridian Bioscience Inc COM NPV	CommonStock		Equity
VIXM	ProShares VIX Mid-Term Futures ETF ETF	ExchangeTradedFund		Equity
VIXY	ProShares VIX Short-Term Futures ETF ETF	ExchangeTradedFund		Equity
VJET	voxeljet AG ADR	AdrCommon		Equity
VKI	Invesco Advantage Municipal Income Trust II Common Shares of Beneficial Interest	CommonStock		Equity
VKQ	Invesco Municipal Trust Common Shares of Beneficial Interest	CommonStock		Equity
VKTX	Viking Therapeutics Inc COM USD.00001	CommonStock		Equity
VLAT	Valor Latitude Acquisition Corp. Class A Ordinary Shares	CommonStock		Equity
VLATU	Valor Latitude Acquisition Corp UNITS	Unit		Equity
VLATW	Valor Latitude Acquisition Corp. Warrant	Warrant		Equity
VLDR	Velodyne Lidar Inc COM	CommonStock		Equity
VLDRW	Velodyne Lidar Inc WT EXP 092925	Warrant		Equity
VLGEA	Village Super Market Inc CL A COM NPV	CommonStock		Equity
VLO	Valero Energy Corporation Common Stock	CommonStock		Equity
VLON	Vallon Pharmaceuticals Inc COM	CommonStock		Equity
VLRS	Controladora Vuela Compañia de Aviación, S.A. de C.V. American Depositary Shares, each representing ten (10) Ordinary Participation Certificates, each CPO representing the economic interest in one (1) share of Series A Common Stock	AdrCommon		Equity
VLT	Invesco High Income Trust II Common Shares of Beneficial Interest	CommonStock		Equity
VLU	SPDR Series Trust SPDR S&P 1500 Value Tilt ETF	ExchangeTradedFund		ETF
VLUE	iShares MSCI USA Value Factor ETF ETF	ExchangeTradedFund		ETF
VLY	Valley National Bancorp COM USD2.5	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
VLYPO	Valley National Bancorp PFD SER B	PreferredStock		Equity
VLYPP	Valley National Bancorp PERP PFD SER A	PreferredStock		Equity
VMAC	Vistas Media Acquisition Co Inc COM CL A	CommonStock		Equity
VMACU	Vistas Media Acquisition Co Inc UNITS	Unit		Equity
VMACW	Vistas Media Acquisition Co Inc WT EXP 080126	Warrant		Equity
VMAR	Vision Marine Technologies Inc COM	CommonStock		Equity
VMBS	Vanguard Scottsdale Funds Vanguard Mortgage-Backed Securities ETF ETF	ExchangeTradedFund		ETF
VMC	Vulcan Materials Company Common Stock, $1 Par Value	CommonStock		Equity
VMD	Viemed Healthcare Inc COM	CommonStock		Equity
VMEO	Vimeo Inc COM	CommonStock		Equity
VMI	Valmont Industries, Inc. Common Stock	CommonStock		Equity
VMM	Delaware Investments Minnesota Municipal Income Fund II, Inc. Common Stock Par Value $.01	CommonStock		Equity
VMO	Invesco Municipal Opportunity Trust Common Shares of Beneficial Interest	CommonStock		Equity
VMOT	Alpha Architect Value Momentum Trend ETF	ExchangeTradedFund		ETF
VMW	VMware, Inc. Class A Common Stock	CommonStock		Equity
VNCE	Vince Holding Corp. Common Stock	CommonStock		Equity
VNDA	Vanda Pharmaceuticals Inc COM USD.01	CommonStock		Equity
VNE	Veoneer, Inc. Common stock	CommonStock		Equity
VNET	21Vianet Group Inc ADR	AdrCommon		Equity
VNLA	Janus Detroit Street Trust Janus Henderson Short Duration Income ETF	ExchangeTradedFund		ETF
VNM	VanEck Vectors Vietnam ETF ETF	ExchangeTradedFund		ETF
VNMC	Natixis ETF Trust II Natixis Vaughan Nelson Mid Cap ETF	ExchangeTradedFund		ETF
VNO	Vornado Realty Trust Common Shares of Beneficial Interest	CommonStock		Equity
VNOM	Viper Energy Partners LP COM LP UNITS	CommonStock		Equity
VNOpK	Vornado Realty Trust 5.70% Series K Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
VNOpL	Vornado Realty Trust 5.40% Series L Cumulative Redeemable Preferred Shares	PreferredStock	Preferred Class	Equity
VNOpM	Vornado Realty Trust 5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
VNOpN	Vornado Realty Trust 5.25% Series N Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share	PreferredStock	Preferred Class	Equity
VNQ	Vanguard Specialized Funds Vanguard Real Estate ETF	ExchangeTradedFund		ETF
VNQI	Vanguard Global ex-U.S. Real Estate ETF ETF	ExchangeTradedFund		ETF
VNRX	VolitionRx Limited Common Stock par value $0.001 per share	CommonStock		Equity
VNSE	Natixis ETF Trust II Natixis Vaughan Nelson Select ETF	ExchangeTradedFund		ETF
VNT	Vontier Corporation Common Stock	CommonStock		Equity
VNTR	Venator Materials PLC Ordinary shares	CommonStock		Equity
VO	Vanguard Index Funds Vanguard Mid-Cap ETF	ExchangeTradedFund		ETF
VOC	VOC Energy Trust Common Stock	CommonStock		Equity
VOD	Vodafone Group PLC SPON ADR	AdrCommon		Equity
VOE	Vanguard Index Funds Vanguard Mid-Cap Value ETF	ExchangeTradedFund		ETF
VOLT	Volt Information Sciences Inc. Common Stock	CommonStock		Equity
VONE	Vanguard Russell 1000 Index Fund ETF	ExchangeTradedFund		ETF
VONG	Vanguard Russell 1000 Growth Index Fund ETF	ExchangeTradedFund		ETF
VONV	Vanguard Russell 1000 Value ETF ETF	ExchangeTradedFund		ETF
VOO	Vanguard Index Funds Vanguard S&P 500 ETF	ExchangeTradedFund		ETF
VOOG	Vanguard Admiral Funds Vanguard S&P 500 Growth ETF	ExchangeTradedFund		ETF
VOOV	Vanguard Admiral Funds Vanguard S&P 500 Value ETF	ExchangeTradedFund		ETF
VOR	Vor Biopharma Inc COM	CommonStock		Equity
VOSO	Virtuoso Acquisition Corp COM CL A	CommonStock		Equity
VOSOU	Virtuoso Acquisition Corp UNIT	Unit		Equity
VOSOW	Virtuoso Acquisition Corp WT EXP 013128	Warrant		Equity
VOT	Vanguard Index Funds Vanguard Mid-Cap Growth ETF	ExchangeTradedFund		ETF
VOTE	Engine No. 1 Transform 500 ETF	ExchangeTradedFund		Equity
VOX	Vanguard World Funds Vanguard Communication Services ETF	ExchangeTradedFund		ETF
VOXX	VOXX International Corp CL A COM USD.01	CommonStock		Equity
VOYA	Voya Financial, Inc. Common Stock	CommonStock		Equity
VOYApB	Voya Financial, Inc. Depositary Shares, each representing a 1/40th interest in a share of 5.35% Fixed Rate Reset Non-Cumulative Preferred Stock, Series B	PreferredStock	Preferred Class	Equity
VPC	ETFis Series Trust I Virtus Private Credit Strategy ETF	ExchangeTradedFund		ETF
VPCB	VPC Impact Acquisition Holdings II ORD CL A	CommonStock		Equity
VPCBU	VPC Impact Acquisition Holdings II UNITS	Unit		Equity
VPCBW	VPC Impact Acquisition Holdings II WRRTS	Warrant		Equity
VPCC	VPC Impact Acquisition Holdings III, Inc. Class A Common Stock	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
VPCC.U	VPC Impact Acquisition Holdings III, Inc. Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	Unit	Units	Equity
VPCC.WS	VPC Impact Acquisition Holdings III, Inc. Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	Warrant	Warrants	Equity
VPG	Vishay Precision Group, Inc. Common Stock	CommonStock		Equity
VPL	Vanguard International Equity Index Funds Vanguard FTSE Pacific ETF	ExchangeTradedFund		ETF
VPN	Global X Data Center Reits & Digital Infrastructure ETF ETF	ExchangeTradedFund		ETF
VPOP	Simplify Exchange Traded Funds Simplify Volt Pop Culture Disruption ETF	ExchangeTradedFund		ETF
VPU	Vanguard World Funds Vanguard Utilities ETF	ExchangeTradedFund		ETF
VPV	Invesco Pennsylvania Value Municipal Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
VRA	Vera Bradley Inc COM NPV	CommonStock		Equity
VRAI	ETFis Series Trust I Virtus Real Asset Income ETF	ExchangeTradedFund		ETF
VRAY	ViewRay Inc COM USD0.01	CommonStock		Equity
VRCA	Verrica Pharmaceuticals Inc COM	CommonStock		Equity
VRDN	Viridian Therapeutics Inc COM	CommonStock		Equity
VREX	Varex Imaging Corp COM USD0.01	CommonStock		Equity
VRIG	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Variable Rate Investment Grade ETF ETF	ExchangeTradedFund		ETF
VRM	VROOM INC COM	CommonStock		Equity
VRME	VerifyMe Inc COM USD.001	CommonStock		Equity
VRMEW	VerifyMe Inc WT EX	Warrant		Equity
VRNA	Verona Pharma PLC ADR	AdrCommon		Equity
VRNS	Varonis Systems Inc COM USD.001	CommonStock		Equity
VRNT	Verint Systems Inc COM USD.001	CommonStock		Equity
VRP	Invesco Exchange-Traded Fund Trust II Invesco Variable Rate Preferred ETF	ExchangeTradedFund		ETF
VRPX	Virpax Pharmaceuticals Inc COM USD .00001	CommonStock		Equity
VRRM	Verra Mobility Corp COM	CommonStock		Equity
VRS	Verso Corporation Class A Common Stock	CommonStock		Equity
VRSK	Verisk Analytics Inc CL A COM USD.001	CommonStock		Equity
VRSN	Verisign Inc COM USD.01	CommonStock		Equity
VRT	Vertiv Holdings Co Class A Common Stock	CommonStock		Equity
VRTS	Virtus Investment Partners Inc COM USD.01	CommonStock		Equity
VRTV	Veritiv Corporation Common Stock, $0.01 par value per share	CommonStock		Equity
VRTX	Vertex Pharmaceuticals Inc COM USD.01	CommonStock		Equity
VS	Versus Systems Inc COM	CommonStock		Equity
VSAT	ViaSat Inc. COM USD.01	CommonStock		Equity
VSDA	Victory Portfolios II - VictoryShares Dividend Accelerator ETF	ExchangeTradedFund		ETF
VSEC	VSE Corp COM USD.05	CommonStock		Equity
VSGX	Vanguard World Fund - Vanguard ESG International Stock ETF ETF	ExchangeTradedFund		ETF
VSH	Vishay Intertechnology, Inc. Common Stock	CommonStock		Equity
VSL	ETF Series Solutions Volshares Large Cap ETF	ExchangeTradedFund		ETF
VSLU	ETF Opportunities Trust Applied Finance Valuation Large Cap ETF	ExchangeTradedFund		Equity
VSMV	VictoryShares US Multi-Factor Minimum Volatility ETF ETF	ExchangeTradedFund		ETF
VSS	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US Small-Cap ETF	ExchangeTradedFund		ETF
VSSYW	Versus Systems Inc WT EXP 121725	Warrant		Equity
VST	Vistra Corp. Common Stock	CommonStock		Equity
VST.WS.A	Vistra Corp. Warrants to purchase Common Stock (Expiring February 2, 2024)	Warrant	Warrants Class	Equity
VSTA	Vasta Platform Ltd COM CL A USD0.00005	CommonStock		Equity
VSTM	Verastem Inc COM USD.0001	CommonStock		Equity
VSTO	Vista Outdoor Inc. Common Stock	CommonStock		Equity
VT	Vanguard International Equity Index Funds Vanguard Total World Stock ETF	ExchangeTradedFund		ETF
VTA	Invesco Dynamic Credit Opportunities Fund Common Shares of beneficial Interest	CommonStock		Equity
VTAQ	Ventoux CCM Acquisition Corp COM	CommonStock		Equity
VTAQR	Ventoux CCM Acquisition Corp. Right	Right		Equity
VTAQU	Ventoux CCM Acquisition Corp UNITS	Unit		Equity
VTAQW	Ventoux CCM Acquisition Corp WT EXP 093025	Warrant		Equity
VTC	Vanguard Scottsdale Funds - Vanguard Total Corporate Bond ETF ETF	ExchangeTradedFund		ETF
VTEB	Vanguard Municipal Bond Funds Vanguard Tax-Exempt Bond ETF	ExchangeTradedFund		ETF
VTGN	VistaGen Therapeutics Inc COM	CommonStock		Equity
VTHR	Vanguard Russell 3000 Index Fund ETF	ExchangeTradedFund		ETF
VTI	Vanguard Index Funds Vanguard Total Stock Market ETF	ExchangeTradedFund		ETF
VTIP	Vanguard Short-Term Inflation-Protected Securities Index Fund ETF	ExchangeTradedFund		ETF
VTIQ	VectoIQ Acquisition Corp II COM CL A	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
VTIQU	VectoIQ Acquisition Corp II UNITS	Unit		Equity
VTIQW	VectoIQ Acquisition Corp II WT EXP 010728	Warrant		Equity
VTN	Invesco Trust For Investment Grade New York Municipals Common Shares of Beneficial Interest	CommonStock		Equity
VTNR	Vertex Energy Inc COM USD.001	CommonStock		Equity
VTOL	Bristow Group Inc. Common Stock	CommonStock		Equity
VTR	Ventas, Inc. Common Stock	CommonStock		Equity
VTRN	VictoryShares Top Veteran Employers ETF ETF	ExchangeTradedFund		ETF
VTRS	Viatris Inc COM USD.5	CommonStock		Equity
VTRU	Vitru Ltd COM USD.00001	CommonStock		Equity
VTSI	Virtra Inc COM USD.005	CommonStock		Equity
VTV	Vanguard Index Funds Vanguard Value ETF	ExchangeTradedFund		ETF
VTVT	vTv Therapeutics Inc CL A COM USD.01	CommonStock		Equity
VTWG	Vanguard Russell 2000 Growth Index Fund ETF	ExchangeTradedFund		ETF
VTWO	Vanguard Russell 2000 ETF ETF	ExchangeTradedFund		ETF
VTWV	Vanguard Russell 2000 Value ETF ETF	ExchangeTradedFund		ETF
VUG	Vanguard Index Funds Vanguard Growth ETF	ExchangeTradedFund		ETF
VUSB	Vanguard Ultra-Short Bond ETF ETF	ExchangeTradedFund		Equity
VUSE	ETF Series Solutions Vident Core U.S. Equity Fund	ExchangeTradedFund		ETF
VUZI	Vuzix Corp COM NPV	CommonStock		Equity
VV	Vanguard Index Funds Vanguard Large-Cap ETF	ExchangeTradedFund		ETF
VVI	Viad Corp Common Stock	CommonStock		Equity
VVNT	Vivint Smart Home, Inc. Class A Common Stock	CommonStock		Equity
VVOS	Vivos Therapeutics Inc COM USD.0001	CommonStock		Equity
VVPR	VivioPower International Plc COM .12USD	CommonStock		Equity
VVR	Invesco Senior Income Trust Common Shares of Beneficial Interest	CommonStock		Equity
VVV	Valvoline Inc. Common Stock	CommonStock		Equity
VWE	Vintage Wine Estates Inc COM	Unknown		Equity
VWID	Virtus WMC International Dividend ETF ETF	ExchangeTradedFund		ETF
VWO	Vanguard International Equity Index Funds Vanguard FTSE Emerging Markets ETF	ExchangeTradedFund		ETF
VWOB	Vanguard Emerging Markets Government Bond ETF ETF	ExchangeTradedFund		ETF
VWTR	Vidler Water Resources Inc COM USD.1	CommonStock		Equity
VXF	Vanguard Index Funds Vanguard Extended Market ETF	ExchangeTradedFund		ETF
VXRT	Vaxart Inc COM USD.1	CommonStock		Equity
VXUS	Vanguard Total International Stock ETF ETF	ExchangeTradedFund		ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN ETN	ExchangeTradedFund		Equity
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN ETN	ExchangeTradedFund		ETF
VYGG	Vy Global Growth Class A Ordinary Shares	CommonStock		Equity
VYGG.U	Vy Global Growth Units, each consisting of one Class A Ordinary Share, and one fifth of one Warrant to acquire one Class A Ordinary Share	Unit	Units	Equity
VYGG.WS	Vy Global Growth Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	Warrant	Warrants	Equity
VYGR	Voyager Therapeutics Inc COM USD.001	CommonStock		Equity
VYM	Vanguard Whitehall Funds Vanguard High Dividend Yield ETF	ExchangeTradedFund		ETF
VYMI	Vanguard International High Dividend Yield ETF ETF	ExchangeTradedFund		ETF
VYNE	VYNE Therapeutics Inc COM USD0.0001	CommonStock		Equity
VYNT	Vyant Bio Inc COM	CommonStock		Equity
VZ	Verizon Communications Inc. Common Stock	CommonStock		Equity
VZIO	VIZIO Holding Corp. Class A Common Stock	CommonStock		Equity
W	Wayfair Inc. Class A Common Stock	CommonStock		Equity
WAB	Wabtec Common Stock	CommonStock		Equity
WABC	Westamerica Bancorporation COM NPV	CommonStock		Equity
WAFD	Washington Federal Inc. COM USD1	CommonStock		Equity
WAFDP	Washington Federal Inc. DEP PERP PFD A	Unknown		Equity
WAFU	Wah Fu Education Group Ltd COM	CommonStock		Equity
WAL	Western Alliance Bancorporation Common Stock	CommonStock		Equity
WALA	Western Alliance Bancorporation 6.25% Subordinated Debentures due 2056	StructuredProduct		Equity
WALD	Waldencast Acquisition Corp COM CL A	CommonStock		Equity
WALDU	Waldencast Acquisition Corp UNITS	Unit		Equity
WALDW	Waldencast Acquisition Corp WT EXP 031126	Warrant		Equity
WANT	Direxion Shares ETF Trust Direxion Daily Consumer Discretionary Bull 3X Shares	ExchangeTradedFund		ETF
WARR	Warrior Technologies Acquisition Company Class A Common Stock	CommonStock		Equity
WARR.U	Warrior Technologies Acquisition Company Units, each consisting of one share of Class A common stock and onehalf of one warrant	Unit	Units	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
WARR.WS	Warrior Technologies Acquisition Company Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
WASH	Washington Trust Bancorp Inc COM NPV	CommonStock		Equity
WAT	Waters Corporation Common Stock	CommonStock		Equity
WATT	Energous Corp COM USD0.00001	CommonStock		Equity
WB	Weibo Corp ADR	AdrCommon		Equity
WBA	Walgreens Boots Alliance Inc COM USD1.25	CommonStock		Equity
WBIF	Absolute Shares Trust WBI BullBear Value 3000 ETF	ExchangeTradedFund		ETF
WBIG	Absolute Shares Trust WBI BullBear Yield 3000 ETF	ExchangeTradedFund		ETF
WBII	Absolute Shares Trust WBI BullBear Global Income ETF	ExchangeTradedFund		ETF
WBIL	Absolute Shares Trust WBI BullBear Quality 3000 ETF	ExchangeTradedFund		ETF
WBIT	Absolute Shares Trust WBI BullBear Trend Switch US 3000 Total Return ETF	ExchangeTradedFund		ETF
WBIY	Absolute Shares Trust WBI Power Factor High Dividend ETF	ExchangeTradedFund		ETF
WBK	Westpac Banking Corporation American Depositary Shares (Each representing one Ordinary Shares)	AdrCommon		Equity
WBND	Legg Mason ETF Investment Trust - Western Asset Total Return ETF ETF	ExchangeTradedFund		ETF
WBS	Webster Financial Corporation Common Stock	CommonStock		Equity
WBSpF	Webster Financial Corporation Depositary Shares, Each Representing 1/1,000th Interest in a Share of 5.25% Series F Non-Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
WBT	Welbilt, Inc. Common Stock	CommonStock		Equity
WCBR	Wisdomtree Trust CYBERSECURITY FD	ExchangeTradedFund		Equity
WCC	WESCO International, Inc. Common Stock	CommonStock		Equity
WCCpA	WESCO International, Inc. Depositary Shares each representing 1/1,000th interest in a share of Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock	PreferredStock	Preferred Class	Equity
WCLD	WisdomTree Trust - WisdomTree Cloud Computing Fund ETF	ExchangeTradedFund		ETF
WCN	Waste Connections, Inc. Common Shares	CommonStock		Equity
WD	Walker & Dunlop, Inc. Common Stock	CommonStock		Equity
WDAY	Workday Inc CL A COM USD.001	CommonStock		Equity
WDC	Western Digital Corp COM USD.1	CommonStock		Equity
WDFC	WD-40 Co COM NPV	CommonStock		Equity
WDH	Waterdrop Inc. American Depositary Shares (each representing the right to receive 10 Class A Ordinary Shares)	AdrCommon		Equity
WDIV	SPDR Index Shares Funds SPDR S&P Global Dividend ETF	ExchangeTradedFund		ETF
WDNA	WisdomTree BioRevolution Fund ETF ETF	ExchangeTradedFund		Equity
WEA	Western Asset Premier Bond Fund Common Shares of Beneficial Interest	CommonStock		Equity
WEAT	Teucrium Commodity Trust Teucrium Wheat Fund	ExchangeTradedVehicle		ETF
WEBL	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bull 3X Shares	ExchangeTradedFund		ETF
WEBS	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bear 3X Shares	ExchangeTradedFund		ETF
WEC	WEC Energy Group, Inc. Common Stock	CommonStock		Equity
WEI	Weidai Ltd. American depositary shares, each representing one (1) Class A ordinary share	AdrCommon		Equity
WELL	Welltower Inc. Common Stock	CommonStock		Equity
WEN	Wendy's Co CL A COM USD.1	CommonStock		Equity
WERN	Werner Enterprises Inc. COM USD.01	CommonStock		Equity
WES	Western Midstream Partners, LP Common units representing limited partner interests	CommonStock		Equity
WETF	Wisdomtree Investments Inc COM USD.01	CommonStock		Equity
WEX	WEX Inc. Common Stock	CommonStock		Equity
WEYS	Weyco Group Inc COM USD1	CommonStock		Equity
WF	Woori Financial Group Inc. American Depositary Shares, each representing three shares of Common Stock	AdrCommon		Equity
WFC	Wells Fargo & Company Common Stock	CommonStock		Equity
WFCF	Where Food Comes From Inc COM USD.001	CommonStock		Equity
WFCpA	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series AA	PreferredStock	Preferred Class	Equity
WFCpC	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series CC	PreferredStock	Preferred Class	Equity
WFCpL	Wells Fargo & Company 7.50% Non-Cumulative Perpetual Convertible Class A Preferred Stock, Series L	PreferredStock	Preferred Class	Equity
WFCpO	Wells Fargo & Company Depositary Shares, each representing a 1/1000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series O	PreferredStock	Preferred Class	Equity
WFCpQ	Wells Fargo & Company Each representing a 1/1,000 interest in a share of 5.85% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series Q of Wells Fargo & Company	PreferredStock	Preferred Class	Equity
WFCpR	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series R	PreferredStock	Preferred Class	Equity
WFCpX	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series X	PreferredStock	Preferred Class	Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
WFCpY	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series Y of Wells Fargo & Company, no par value	PreferredStock	Preferred Class	Equity
WFCpZ	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series Z	PreferredStock	Preferred Class	Equity
WFG	West Fraser Timber Co. Ltd Common Shares	CommonStock		Equity
WFH	Direxion Shares ETF Trust Direxion Work From Home ETF	ExchangeTradedFund		ETF
WFHY	WisdomTree Fundamental U.S. High Yield Corporate Bond Fund ETF	ExchangeTradedFund		ETF
WFIG	WisdomTree Fundamental U.S. Corporate Bond Fund ETF	ExchangeTradedFund		ETF
WFRD	Weatherford International plc COM USD0.001	CommonStock		Equity
WGLD	Wilshire wShares Enhanced Gold Trust Units of fractional undivided beneficial interest in, and ownership of, the Trust	ExchangeTradedVehicle		Equity
WGO	Winnebago Industries, Inc. Common Stock	CommonStock		Equity
WGRO	WisdomTree U.S. Growth & Momentum Fund	ExchangeTradedFund		Equity
WH	Wyndham Hotels & Resorts, Inc. Common stock, $0.01 par value per share	CommonStock		Equity
WHD	Cactus, Inc. Class A common stock, par value $0.01 per share	CommonStock		Equity
WHF	WhiteHorse Finance Inc COM USD.001	CommonStock		Equity
WHFBZ	WhiteHorse Finance Inc 6.5 Notes due 2025 ETN	Unknown		Equity
WHG	Westwood Holdings Group, Inc. Common Stock	CommonStock		Equity
WHLM	Wilhelmina International Inc COM USD.01	CommonStock		Equity
WHLR	Wheeler Real Estate Investment Trust Inc COM USD.01	CommonStock		Equity
WHLRD	Wheeler Real Estate Investment Trust Inc PFD SER D	PreferredStock		Equity
WHLRP	Wheeler Real Estate Investment Trust Inc PFD SER B %	PreferredStock		Equity
WHR	Whirlpool Corporation Common Stock	CommonStock		Equity
WIA	Western Asset Inflation-Linked Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
WIL	iPath Women in Leadership ETN STRUCT PRODUCT	ExchangeTradedFund		ETF
WILC	G. Willi Food International Ltd ORD NIS.1	CommonStock		Equity
WIMI	Wimi Hologram Cloud Inc ADS	AdrCommon		Equity
WINA	Winmark Corp COM NPV	CommonStock		Equity
WINC	Legg Mason ETF Investment Trust Western Asset Short Duration Income ETF ETF	ExchangeTradedFund		ETF
WING	Wingstop Inc COM USD.01	CommonStock		Equity
WINT	Windtree Therapeutics Inc COM USD.001	CommonStock		Equity
WIP	SPDR Series Trust SPDR FTSE International Government Inflation-Protected Bond ETF	ExchangeTradedFund		ETF
WIRE	Encore Wire Corp COM USD.01	CommonStock		Equity
WISA	Summit Wireless Technologies Inc COM	CommonStock		Equity
WISH	Contextlogic Inc CL A	CommonStock		Equity
WIT	Wipro Limited Amer. Dep. Shares (representing One Equity Share)	AdrCommon		Equity
WIW	Western Asset Inflation-Linked Opportunities & Income Fund Common Shares of Beneficial Interest	CommonStock		Equity
WIX	Wix.com Ltd ORD ILS.01	CommonStock		Equity
WIZ	Alpha Architect ETF Trust Merlyn.AI Bull-Rider Bear-Fighter ETF	ExchangeTradedFund		ETF
WK	Workiva Inc. Class A Common Stock	CommonStock		Equity
WKEY	Wisekey International Holding Ltd ADR SPONSORED	AdrCommon		Equity
WKHS	Workhorse Group Inc COM USD.001	CommonStock		Equity
WKLY	Tidal ETF Trust SoFi Weekly Dividend ETF	ExchangeTradedFund		Equity
WKME	WalkMe Ltd COM USD	CommonStock		Equity
WLDN	Willdan Group Inc COM USD.01	CommonStock		Equity
WLDR	Two Roads Share Trust - Affinity World Leaders Equity ETF ETF	ExchangeTradedFund		ETF
WLFC	Willis Lease Finance Corp COM NPV	CommonStock		Equity
WLK	Westlake Chemical Corporation Common Stock	CommonStock		Equity
WLKP	Westlake Chemical Partners LP Common Units Representing Limited Partner Interests	CommonStock		Equity
WLL	Whiting Petroleum Corporation Common Stock	CommonStock		Equity
WLMS	Williams Industrial Services Group Inc. Common Stock	CommonStock		Equity
WLTW	Willis Towers Watson plc COM USD.000115	CommonStock		Equity
WM	Waste Management, Inc. Common Stock	CommonStock		Equity
WMB	The Williams Companies, Inc. Common Stock	CommonStock		Equity
WMC	Western Asset Mortgage Capital Corporation Common Stock	CommonStock		Equity
WMG	Warner Music Group Corp COM CL A	CommonStock		Equity
WMK	Weis Markets, Inc. Common Stock	CommonStock		Equity
WMPN	William Penn Bancorp COM USD0.01	CommonStock		Equity
WMS	Advanced Drainage Systems, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
WMT	Walmart Inc. Common Stock	CommonStock		Equity
WNC	Wabash National Corporation Common Stock	CommonStock		Equity
WNEB	Western New England Bancorp Inc COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
WNS	WNS (Holdings) Limited American Depositary Shares (Each representing one ordinary share, 10 pence par value)	AdrCommon		Equity
WNW	Wunong Net Technology Company Ltd COM	CommonStock		Equity
WOMN	Impact Shares Trust I Impact Shares YWCA Womens Empowerment ETF	ExchangeTradedFund		ETF
WOOD	iShares Global Timber & Forestry ETF ETF	ExchangeTradedFund		ETF
WOOF	Petco Health & Wellness Co Inc COM CL A	CommonStock		Equity
WOR	Worthington Industries, Inc. Common Shares	CommonStock		Equity
WORK	Slack Technologies, Inc. Class A Common Stock	CommonStock		Equity
WORX	SCWorx Corp COM	CommonStock		Equity
WOW	WideOpenWest, Inc. Common Stock, $0.01 par value per share	CommonStock		Equity
WPC	W. P. Carey Inc. (REIT) Common Stock	CommonStock		Equity
WPCA	Warburg Pincus Capital Corporation IA Class A Ordinary Shares	CommonStock		Equity
WPCA.U	Warburg Pincus Capital Corporation IA Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
WPCA.WS	Warburg Pincus Capital Corporation IA Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
WPCB.U	Warburg Pincus Capital Corporation IB Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	Unit	Units	Equity
WPF	Foley Trasimene Acquisition Corp. Class A Common Stock	CommonStock		Equity
WPF.U	Foley Trasimene Acquisition Corp. Units, each consisting of one Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
WPF.WS	Foley Trasimene Acquisition Corp. Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
WPG	Washington Prime Group Inc. Common Shares	CommonStock		Equity
WPGpH	Washington Prime Group Inc. 7.5% Series H Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
WPGpI	Washington Prime Group Inc. 6.875% Series I Cumulative Redeemable Preferred Shares of Beneficial Interest	PreferredStock	Preferred Class	Equity
WPM	Wheaton Precious Metals Corp. Common Stock	CommonStock		Equity
WPP	WPP plc American Depositary Shares, each representing five Ordinary Shares	AdrCommon		Equity
WPRT	Westport Fuel Systems Inc COM NPV	CommonStock		Equity
WPS	iShares Trust iShares International Developed Property ETF	ExchangeTradedFund		ETF
WRAP	Wrap Technologies Inc COM	CommonStock		Equity
WRB	W.R. Berkley Corporation Common Stock	CommonStock		Equity
WRBpE	W.R. Berkley Corporation 5.70% Subordinated Debentures due 2058	StructuredProduct	Preferred Class	Equity
WRBpF	W.R. Berkley Corporation 5.10% Subordinated Debentures due 2059	StructuredProduct	Preferred Class	Equity
WRBpG	W.R. Berkley Corporation 4.25% Subordinated Debentures due 2060	StructuredProduct	Preferred Class	Equity
WRBpH	W.R. Berkley Corporation 4.125% Subordinated Debentures due 2061	StructuredProduct	Preferred Class	Equity
WRE	Washington Real Estate Investment Trust Shares of Beneficial Interest	CommonStock		Equity
WRI	Weingarten Realty Investors Shares of Beneficial Interest	CommonStock		Equity
WRK	WestRock Company Common Stock	CommonStock		Equity
WRLD	World Acceptance Corp COM NPV	CommonStock		Equity
WRN	Western Copper and Gold Corporation Common Shares	CommonStock		Equity
WSBC	WesBanco Inc COM NPV	CommonStock		Equity
WSBCP	WesBanco Inc 6.75% DP PFD A	PreferredStock		Equity
WSBF	Waterstone Financial Inc COM USD.01	CommonStock		Equity
WSC	WillScot Mobile Mini Holdings Corp COM USD.01	CommonStock		Equity
WSFS	WSFS Financial Corp COM NPV	CommonStock		Equity
WSM	Williams-Sonoma, Inc. Common Stock	CommonStock		Equity
WSO	Watsco, Inc. Common Stock	CommonStock		Equity
WSO.B	Watsco, Inc. Class B Common Stock, $0.50 par value	CommonStock	Class	Equity
WSR	Whitestone REIT Common Shares	CommonStock		Equity
WST	West Pharmaceutical Services, Inc. Common Stock	CommonStock		Equity
WSTG	Wayside Technology Group COM USD.01	CommonStock		Equity
WTBA	West Bancorporation Inc COM NPV	CommonStock		Equity
WTER	Alkaline Water Co Inc (The) COM	CommonStock		Equity
WTFC	Wintrust Financial Corp. COM NPV	CommonStock		Equity
WTFCM	Wintrust Financial Corp. PFD-D FIX/FLT	PreferredStock		Equity
WTFCP	Wintrust Financial Corp. DEP REPSTG SR E	PreferredStock		Equity
WTI	W&T Offshore, Inc. Common Stock	CommonStock		Equity
WTM	White Mountains Insurance Group, Ltd. Common Stock	CommonStock		Equity
WTMF	WisdomTree Trust WisdomTree Managed Futures Strategy Fund	ExchangeTradedFund		ETF
WTRE	Watford Holdings Ltd COM	CommonStock		Equity
WTREP	Watford Holdings Ltd PFD CUM 8.5	PreferredStock		Equity
WTRG	Essential Utilities, Inc. Common Stock	CommonStock		Equity
WTRH	Waitr Holdings Inc COM	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	Security Name	Security Class	Class Category	Inst Type
WTRU	Essential Utilities, Inc. 6.00% Tangible Equity Units	StructuredProduct		Equity
WTS	Watts Water Technologies, Inc. Class A Common Stock	CommonStock		Equity
WTT	Wireless Telecom Group Inc Common Stock	CommonStock		Equity
WTTR	Select Energy Services, Inc. Class A common stock	CommonStock		Equity
WU	The Western Union Company Common Stock, par value $0.01 per share	CommonStock		Equity
WUGI	Esoterica Thematic Trust Esoterica NextG Economy ETF ETF	ExchangeTradedFund		ETF
WVE	Wave Life Sciences Ltd ORD NPV	CommonStock		Equity
WVFC	WVS Financial Corp. COM USD.01	CommonStock		Equity
WVVI	Willamette Valley Vineyards Inc COM NPV	CommonStock		Equity
WVVIP	Willamette Valley Vineyards Inc PFD SER A	PreferredStock		Equity
WW	WW International Inc COM NVP	CommonStock		Equity
WWD	Woodward Inc COM USD.0625	CommonStock		Equity
WWE	World Wrestling Entertainment, Inc. Class A Common Stock	CommonStock		Equity
WWJD	Northern Lights Fund Trust IV Inspire International ESG ETF	ExchangeTradedFund		ETF
WWOW	Direxion Shares ETF Trust Direxion World Without Waste ETF	ExchangeTradedFund		ETF
WWR	Westwater Resources, Inc. Common Stock	CommonStock		Equity
WWW	Wolverine World Wide, Inc. Common Stock	CommonStock		Equity
WY	Weyerhaeuser Company Common Shares	CommonStock		Equity
WYNN	Wynn Resorts Ltd COM USD.01	CommonStock		Equity
WYY	WidePoint Corporation Common Stock	CommonStock		Equity
X	United States Steel Corporation Common Stock	CommonStock		Equity
XAIR	Beyond Air Inc COM	CommonStock		Equity
XAR	SPDR Series Trust SPDR S&P Aerospace & Defense ETF	ExchangeTradedFund		ETF
XBAP	Innovator US Equity Accelerated 9 Buffer ETF ETF	ExchangeTradedFund		Equity
XBI	SPDR Series Trust SPDR S&P Biotech ETF	ExchangeTradedFund		ETF
XBIO	Xenetic Biosciences PLC COM NPV	CommonStock		Equity
XBIOW	Xenetic Biosciences PLC WT EXP 071124	Warrant		Equity
XBIT	XBiotech Inc COM	CommonStock		Equity
XBUY	Amplify ETF Trust Amplify International Online Retail ETF	ExchangeTradedFund		ETF
XCEM	Columbia ETF Trust II Columbia EM Core ex-China ETF	ExchangeTradedFund		ETF
XCUR	Exicure Inc COM	CommonStock		Equity
XDAP	Innovator US Equity Accelerated ETF ETF	ExchangeTradedFund		Equity
XDAT	Franklin Exponential Data ETF ETF	ExchangeTradedFund		Equity
XDIV	Metaurus Equity Component Trust U.S. Equity Ex-Dividends Fund - Series 2027	ExchangeTradedVehicle		ETF
XDQQ	Innovator Growth Accelerated ETF ETF	ExchangeTradedFund		Equity
XDSQ	Innovator US Equity Accelerated ETF Quarterly ETF	ExchangeTradedFund		Equity
XEC	Cimarex Energy Co. Common Stock	CommonStock		Equity
XEL	Xcel Energy Inc. COM USD2.5	CommonStock		Equity
XELA	Exela Technologies Inc COM USD.0001	CommonStock		Equity
XELB	Xcel Brands Inc COM	CommonStock		Equity
XENE	Xenon Pharmaceuticals Inc COM NPV	CommonStock		Equity
XENT	Intersect ENT Inc COM USD0.001	CommonStock		Equity
XERS	Xeris Pharmaceuticals inc COM USD0.0001	CommonStock		Equity
XES	SPDR Series Trust SPDR S&P Oil & Gas Equipment & Services ETF	ExchangeTradedFund		ETF
XFLT	XAI Octagon Floating Rate & Alternative Income Term Trust Common Shares of Beneficial Interest	CommonStock		Equity
XFLTpA	XAI Octagon Floating Rate & Alternative Income Term Trust 6.50% Series 2026 Term Preferred Shares, (Liquidation Preference $25.00)	PreferredStock	Preferred Class	Equity
XFOR	X4 Pharmaceuticals Inc COM	CommonStock		Equity
XGN	Exagen Inc COM USD.001	CommonStock		Equity
XHB	SPDR Series Trust SPDR S&P Homebuilders ETF	ExchangeTradedFund		ETF
XHE	SPDR Series Trust SPDR S&P Health Care Equipment ETF	ExchangeTradedFund		ETF
XHR	Xenia Hotels & Resorts, Inc. Common Stock	CommonStock		Equity
XHS	SPDR Series Trust SPDR S&P Health Care Services ETF	ExchangeTradedFund		ETF
XIN	Xinyuan Real Estate Co., Ltd. American Depositary Shares (each Representing two Common Shares)	AdrCommon		Equity
XITK	SPDR Series Trust SPDR FactSet Innovative Technology ETF	ExchangeTradedFund		ETF
XJH	Ishares Esg Screened S&P Mid-Cap ETF ETF	ExchangeTradedFund		ETF
XJR	Ishares Esg Screened S&P Small-Cap ETF ETF	ExchangeTradedFund		ETF
XL	XL Fleet Corp. Class A Common Stock	CommonStock		Equity
XLB	Select Sector SPDR Trust The Materials Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLC	Select Sector SPDR Trust The Communication Services Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLE	Select Sector SPDR Trust The Energy Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLF	Select Sector SPDR Trust The Financial Select Sector SPDR Fund	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
XLG	Invesco Exchange-Traded Fund Trust Invesco S&P 500® Top 50 ETF	ExchangeTradedFund		ETF
XLI	Select Sector SPDR Trust The Industrial Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLK	Select Sector SPDR Trust The Technology Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLNX	Xilinx Inc. COM USD.01	CommonStock		Equity
XLP	Select Sector SPDR Trust The Consumer Staples Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLRE	Select Sector SPDR Trust The Real Estate Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLRN	Acceleron Pharma Inc COM USD.001	CommonStock		Equity
XLSR	SSGA Active Trust SPDR SSGA US Sector Rotation ETF	ExchangeTradedFund		Equity
XLU	Select Sector SPDR Trust The Utilities Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLV	Select Sector SPDR Trust The Health Care Select Sector SPDR Fund	ExchangeTradedFund		ETF
XLY	Select Sector SPDR Trust The Consumer Discretionary Select Sector SPDR Fund	ExchangeTradedFund		ETF
XM	Qualtrics International Inc COM CL A	CommonStock		Equity
XME	SPDR Series Trust SPDR S&P Metals & Mining ETF	ExchangeTradedFund		ETF
XMHQ	Invesco Exchange-Traded Fund Trust Invesco S&P Midcap Quality ETF	ExchangeTradedFund		ETF
XMLV	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap Low Volatility ETF	ExchangeTradedFund		ETF
XMMO	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Momentum ETF	ExchangeTradedFund		ETF
XMPT	VanEck Vectors CEF Municipal Income ETF ETF	ExchangeTradedFund		ETF
XMVM	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Value with Momentum ETF	ExchangeTradedFund		ETF
XNCR	Xencor Inc COM USD0.01	CommonStock		Equity
XNET	Xunlei Ltd ADS	AdrCommon		Equity
XNTK	SPDR Series Trust SPDR NYSE Technology ETF	ExchangeTradedFund		ETF
XOG	Extraction Oil & Gas Inc COM	CommonStock		Equity
XOM	Exxon Mobil Corporation Common Stock	CommonStock		Equity
XOMA	XOMA Corp COM USD.0005	CommonStock		Equity
XOMAO	XOMA Corp 8.375% DEP PFD B	Unknown		Equity
XOMAP	XOMA Corp 8.625% CUM PFD A	PreferredStock		Equity
XONE	ExOne Co (The) COM USD0.01	CommonStock		Equity
XOP	SPDR Series Trust SPDR S&P Oil & Gas Exploration & Production ETF	ExchangeTradedFund		ETF
XOUT	GraniteShares ETF Trust GraniteShares XOUT U.S. Large Cap ETF	ExchangeTradedFund		ETF
XP	XP Inc COM CL A	CommonStock		Equity
XPDI	Power & Digital Infrastructure Acquisition Corp COM CL A	CommonStock		Equity
XPDIU	Power & Digital Infrastructure Acquisition Corp UNITS	Unit		Equity
XPDIW	Power & Digital Infrastructure Acquisition Corp WT EXP 021228	Warrant		Equity
XPEL	XPEL Inc COM	CommonStock		Equity
XPER	Xperi Holding Corp COM USD.001	CommonStock		Equity
XPEV	XPeng Inc. American depositary shares, each representing two Class A ordinary shares	AdrCommon		Equity
XPH	SPDR Series Trust SPDR S&P Pharmaceuticals ETF	ExchangeTradedFund		ETF
XPL	Solitario Zinc Corp. Common Stock	CommonStock		Equity
XPND	First Trust Exchange-Traded Fund VIII First Trust Expanded Technology ETF	ExchangeTradedFund		Equity
XPO	XPO Logistics Inc. Common Stock, par value $.001 per share	CommonStock		Equity
XPOA	DPCM Capital, Inc. Class A Common Stock	CommonStock		Equity
XPOA.U	DPCM Capital, Inc. Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	Unit	Units	Equity
XPOA.WS	DPCM Capital, Inc. Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	Warrant	Warrants	Equity
XPP	ProShares Trust ProShares Ultra FTSE China 50	ExchangeTradedFund		ETF
XRAY	DENTSPLY SIRONA Inc COM USD1	CommonStock		Equity
XRLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF	ExchangeTradedFund		ETF
XRT	SPDR Series Trust SPDR S&P Retail ETF	ExchangeTradedFund		ETF
XRX	Xerox Holdings Corporation Common Stock	CommonStock		Equity
XSD	SPDR Series Trust SPDR S&P Semiconductor ETF	ExchangeTradedFund		ETF
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF ETF	ExchangeTradedFund		ETF
XSHQ	Invesco S&P SmallCap Quality ETF ETF	ExchangeTradedFund		ETF
XSLV	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Low Volatility ETF	ExchangeTradedFund		ETF
XSMO	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Momentum ETF	ExchangeTradedFund		ETF
XSOE	WisdomTree Trust WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	ExchangeTradedFund		ETF
XSPA	Xpresspa Group Inc COM USD.01	CommonStock		Equity
XSVM	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Value with Momentum ETF	ExchangeTradedFund		ETF
XSW	SPDR Series Trust SPDR S&P Software & Services ETF	ExchangeTradedFund		ETF
XT	iShares Exponential Technologies ETF ETF	ExchangeTradedFund		ETF
XTAP	Innovator US Equity Accelerated Plus ETF ETF	ExchangeTradedFund		Equity
XTL	SPDR Series Trust SPDR S&P Telecom ETF	ExchangeTradedFund		ETF
XTLB	XTL Biopharmaceuticals ADR	AdrCommon		Equity
XTN	SPDR Series Trust SPDR S&P Transportation ETF	ExchangeTradedFund		ETF

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
XTNT	Xtant Medical Holdings Inc. Common Stock par value $0.000001 per share	CommonStock		Equity
XVOL	Tidal ETF Trust Acruence Active Hedge U.S. Equity ETF	ExchangeTradedFund		Equity
XVV	Ishares Esg Screened S&P 500 ETF ETF	ExchangeTradedFund		ETF
XVZ	iPath S&P 500 Dynamic VIX ETN STRUCT PROD	ExchangeTradedFund		ETF
XWEB	SPDR Series Trust SPDR S&P Internet ETF	ExchangeTradedFund		ETF
XXII	22nd Century Group Inc. Common Stock	CommonStock		Equity
XYF	X Financial American Depositary Shares, each representing six Class A Ordinary Shares	AdrCommon		Equity
XYL	Xylem Inc. Common stock, par value $0.01	CommonStock		Equity
XYLD	Global X Funds Global X S&P 500 Covered Call ETF	ExchangeTradedFund		ETF
XYLG	Global X Funds Global X S&P 500 Covered Call & Growth ETF	ExchangeTradedFund		ETF
Y	Alleghany Corporation Common Stock	CommonStock		Equity
YAC	Yucaipa Acquisition Corporation Class A Ordinary Shares	CommonStock		Equity
YAC.U	Yucaipa Acquisition Corporation Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	Unit	Units	Equity
YAC.WS	Yucaipa Acquisition Corporation Redeemable Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	Warrant	Warrants	Equity
YALA	Yalla Group Limited American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon		Equity
YANG	Direxion Shares ETF Trust Direxion Daily FTSE China Bear 3X Shares	ExchangeTradedFund		ETF
YCBD	cbdMD, Inc. Common stock	CommonStock		Equity
YCBDpA	cbdMD, Inc. 8.0% Series A Cumulative Convertible Preferred Stock	PreferredStock	Preferred Class	Equity
YCL	ProShares Trust II ProShares Ultra Yen	ExchangeTradedVehicle		ETF
YCS	ProShares Trust II ProShares UltraShort Yen	ExchangeTradedVehicle		ETF
YDEC	Ft Cboe Vest Internatilonal Equity Buffer ETF ETF	ExchangeTradedFund		ETF
YELL	Yellow Corp COM USD1	CommonStock		Equity
YELP	Yelp Inc. Common Stock	CommonStock		Equity
YETI	YETI Holdings, Inc. Common Stock	CommonStock		Equity
YEXT	Yext, Inc. Common Stock, par value $0.001 per share	CommonStock		Equity
YGMZ	MingZhu Logistics Holdings Ltd COM	CommonStock		Equity
YI	111 Inc ADS	AdrCommon		Equity
YINN	Direxion Shares ETF Trust Direxion Daily FTSE China Bull 3X Shares	ExchangeTradedFund		ETF
YJ	Yunji Inc ADR	AdrCommon		Equity
YJUN	FT Cboe Vest International Equity Buffer ETF ETF	ExchangeTradedFund		Equity
YLD	Principal Exchange-Traded Funds Principal Active Income ETF	ExchangeTradedFund		ETF
YLDE	Legg Mason ETF Investment Trust - ClearBridge Dividend Strategy ESG ETF	ExchangeTradedFund		ETF
YMAB	Y-mAbs Therapeutics Inc COM	CommonStock		Equity
YMAR	FT CBOE Vest International Equity Buffer ETF ETF	ExchangeTradedFund		Equity
YMM	Full Truck Alliance Co. Ltd. American Depositary Shares (each representing 20 Class A Ordinary Shares)	AdrCommon		Equity
YMTX	Yumanity Therapeutics Inc COM	CommonStock		Equity
YNDX	Yandex NV CL A COM EUR0.01	CommonStock		Equity
YOLO	AdvisorShares Trust AdvisorShares Pure Cannabis ETF	ExchangeTradedFund		ETF
YORW	York Water Co (The) COM USD.1	CommonStock		Equity
YPF	YPF Sociedad Anonima American Depositary Shares (Each representing one Class D share of Capital Stock)	AdrCommon		Equity
YPS	Arrow Reverse Cap 500 ETF ETF	ExchangeTradedFund		Equity
YQ	17 Education & Technology Group Inc ADR	AdrCommon		Equity
YRD	Yiren Digital Ltd. American Depositary shares, each representing two ordinary shares	AdrCommon		Equity
YSAC	Yellowstone Acquisition Co COM CL A	CommonStock		Equity
YSACU	Yellowstone Acquisition Co UNIT	Unit		Equity
YSACW	Yellowstone Acquisition Co WT EXP 102125	Warrant		Equity
YSG	Yatsen Holding Limited American Depositary Shares, each representing four Class A ordinary shares	AdrCommon		Equity
YTEN	Yield10 Bioscience Inc COM USD.01	CommonStock		Equity
YTPG	TPG Pace Beneficial II Corp. Class A Ordinary Shares	CommonStock		Equity
YTRA	Yatra Online Inc COM USD0.0001	CommonStock		Equity
YUM	Yum! Brands, Inc. Common Stock	CommonStock		Equity
YUMC	Yum China Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock		Equity
YVR	Liquid Media Group Ltd COM	CommonStock		Equity
YXI	ProShares Trust ProShares Short FTSE China 50	ExchangeTradedFund		ETF
YY	JOYY Inc ADR	AdrCommon		Equity
YYY	Amplify ETF Trust Amplify High Income ETF	ExchangeTradedFund		ETF
Z	Zillow Group Inc CL C CAP USD.0001	CommonStock		Equity
ZBH	Zimmer Biomet Holdings, Inc. Common Stock	CommonStock		Equity
ZBRA	Zebra Technologies Corp. CL A COM USD.01	CommonStock		Equity

MIAX Pearl Equities as of 6/24/21				
Symbol	**Security Name**	**Security Class**	**Class Category**	**Inst Type**
ZCMD	Zhongchao Inc COM CL A	CommonStock		Equity
ZDGE	Zedge Inc. Class B common stock par value $0.01 per share	CommonStock		Equity
ZEAL	Zealand Pharma AS SPON ADR	AdrCommon		Equity
ZEN	Zendesk, Inc. Common Stock, $0.01 par value	CommonStock		Equity
ZEPP	Zepp Health Corporation American depositary shares, each representing four Class A ordinary shares	AdrCommon		Equity
ZETA	Zeta Global Holdings Corp. Class A Common Stock	CommonStock		Equity
ZEUS	Olympic Steel Inc COM NPV	CommonStock		Equity
ZEV	Lightning eMotors, Inc. Common Stock	CommonStock		Equity
ZEV.WS	Lightning eMotors, Inc. Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	Warrant	Warrants	Equity
ZG	Zillow Group Inc CL A COM USD0.0001	CommonStock		Equity
ZGNX	Zogenix Inc COM USD.001	CommonStock		Equity
ZGYH	Yunhong International COM CL A USD0.001	CommonStock		Equity
ZGYHR	Yunhong International Right	Right		Equity
ZGYHU	Yunhong International UNIT	Unit		Equity
ZGYHW	Yunhong International *W EXP 01/31/2027	Warrant		Equity
ZH	Zhihu Inc. American Depositary Shares (every two of each representing one Class A ordinary share)	AdrCommon		Equity
ZI	ZoomInfo Technologies Inc COM CL A	CommonStock		Equity
ZIG	ETF Series Solutions The Acquirers Fund	ExchangeTradedFund		ETF
ZIM	ZIM Integrated Shipping Services Ltd. Ordinary Shares	CommonStock		Equity
ZION	Zions Bancorporation NA COM NPV	CommonStock		Equity
ZIONL	Zions Bancorporation 6.95 Fixed-to-Floating Rate Subordinated Notes due September 15 2028 STRUCT PRODUCT	Unknown		Equity
ZIONO	Zions Bancorporation NA DEP 1/40TH PFD	PreferredStock		Equity
ZIONP	Zions Bancorporation NA PFD 1/40 INT	PreferredStock		Equity
ZIOP	ZIOPHARM Oncology Inc COM	CommonStock		Equity
ZIP	ZipRecruiter, Inc. Class A common stock	CommonStock		Equity
ZIVO	Zivo Bioscience Inc COM	CommonStock		Equity
ZIVOW	Zivo Bioscience Inc WT EXP 051426	Warrant		Equity
ZIXI	Zix Corp. COM USD.01	CommonStock		Equity
ZKIN	ZK International Group Co Ltd ORD	CommonStock		Equity
ZLAB	Zai Lab Limited ADS	AdrCommon		Equity
ZM	Zoom Video Communications Inc COM CL A	CommonStock		Equity
ZME	Zhangmen Education Inc. American Depositary Shares, each representing nine (9) Class A ordinary shares	AdrCommon		Equity
ZNGA	Zynga Inc COM CL A	CommonStock		Equity
ZNH	China Southern Airlines Company Limited American Depositary Shares (Each representing 50 Ordinary H Shares)	AdrCommon		Equity
ZNTE	Zanite Acquisition Corp COM CL A	CommonStock		Equity
ZNTEU	Zanite Acquisition Corp UNIT	Unit		Equity
ZNTEW	Zanite Acquisition Corp WT EXP 100825	Warrant		Equity
ZNTL	Zentalis Pharmaceuticals Inc COM	CommonStock		Equity
ZOM	Zomedica Corp. Common Shares without par value	CommonStock		Equity
ZROZ	PIMCO ETF Trust PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded Fund	ExchangeTradedFund		ETF
ZS	Zscaler Inc COM	CommonStock		Equity
ZSAN	Zosano Pharma Corp COM USD0.0001	CommonStock		Equity
ZSL	ProShares Trust II ProShares UltraShort Silver	ExchangeTradedVehicle		Equity
ZTAQU	Zimmer Energy Transition Acquisition Corp UNITS	Unit		Equity
ZTO	ZTO Express (Cayman) Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon		Equity
ZTR	Virtus Total Return Fund Inc. Common Stock	CommonStock		Equity
ZTS	Zoetis Inc. Class A common stock	CommonStock		Equity
ZUMZ	Zumiez Inc COM NPV	CommonStock		Equity
ZUO	Zuora, Inc. Class A common stock	CommonStock		Equity
ZVO	Zovio Inc COM USD.01	CommonStock		Equity
ZWRK	Z-Work Acquisition Corp COM CL A	CommonStock		Equity
ZWRKU	Z-Work Acquisition Corp UNITS	Unit		Equity
ZWRKW	Z-Work Acquisition Corp. Warrant	Warrant		Equity
ZY	Zymergen Inc COM	CommonStock		Equity
ZYME	Zymeworks Inc. Common Shares	CommonStock		Equity
ZYNE	Zynerba Pharmaceuticals Inc COM USD.001	CommonStock		Equity
ZYXI	Zynex Inc COM NPV	CommonStock		Equity